Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151345

CLEAR CHANNEL COMMUNICATIONS, INC.

June 23, 2008

To the Shareholders of Clear Channel Communications, Inc.:

You are cordially invited to attend the special meeting of shareholders of Clear Channel Communications, Inc., a Texas corporation, at the Watermark Hotel, 212 Crockett Street, San Antonio, Texas 78205 on July 24, 2008, at 4:00 p.m., local time.

At the special meeting you will be asked to approve and adopt a merger agreement which provides for the merger of Clear Channel with a subsidiary of CC Media Holdings, Inc., a corporation formed by private equity funds sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P.

If the merger agreement is approved and adopted by our shareholders, each share of Clear Channel’s common stock will be converted at the effective time of the merger into the right to receive either (1) $36.00 in cash, without interest, or (2) one share of Class A common stock of Holdings, subject to certain limitations. Except as described in the enclosed proxy statement/prospectus, you will have the right to elect the form of merger consideration you receive with respect to all or a portion of the stock and options you hold. However, the number of shares of Class A common stock that you receive as a result of your stock elections may be less than the number of shares you requested in the event that all stock elections collectively would require Holdings to issue more than 30% of the outstanding capital stock and voting power of Holdings immediately following the merger as a result of stock elections. In addition, you will not be allocated more than 11,111,112 shares of Holdings Class A common stock. In order to elect to receive the stock consideration you must submit a completed form of election and letter of transmittal, together with the share certificates or book-entry shares representing such shares, by 5:00 p.m., New York City time, on July 17, 2008, the fifth business day immediately preceding the date of the special meeting. In limited circumstances, the merger agreement provides that shareholders electing to receive cash consideration for some or all of their shares, on a pro rata basis, will be issued shares of Holdings Class A common stock in exchange for some of their shares of Clear Channel common stock for which they make a cash election, up to a cap of 1/36th of the total number of shares of Clear Channel common stock for which such shareholder makes a cash election. Any shares of Clear Channel common stock and options that are not converted into stock consideration due to failure to validly elect stock consideration, or the limitations described above, will be converted into the cash consideration except to the extent described herein. All shareholders and optionholders will also receive an additional cash payment if the merger is consummated after November 1, 2008.

Holdings Class A common stock issued in the merger will not be listed on any national securities exchange. Holdings has agreed, however, to file certain reports with the Securities and Exchange Commission for a period of two years following the closing of the merger.

After careful consideration, your board of directors by unanimous vote has determined that the merger is in the best interests of Clear Channel and its unaffiliated shareholders, approved the merger agreement and recommends that the shareholders of Clear Channel vote “For” the approval and adoption of the merger agreement. Your board of directors’ recommendation is limited to the cash consideration to be received by shareholders in the merger. Your board of directors makes no recommendation as to whether any shareholder should elect to receive the stock consideration and makes no recommendation regarding the Class A common stock of Holdings.

The accompanying proxy statement/prospectus provides you with detailed information about the proposed merger, the special meeting and Holdings. Please give this material your careful attention. You may also obtain more information about Clear Channel from documents it has filed with the Securities and Exchange Commission.

Your vote is very important regardless of the number of shares you own. The merger cannot be completed unless holders of two-thirds of the outstanding shares of Clear Channel entitled to vote at the special meeting vote for the approval and adoption of the merger agreement. Remember, failing to vote has the same effect as a vote against the approval and adoption of the merger agreement. We would like you to attend the special meeting; however, whether or not you plan to attend the special meeting, it is important that your shares be represented.

If you intend to vote by proxy, please complete, date, sign and return the enclosed proxy card. Please note that if you have previously submitted a proxy card in response to Clear Channel’s prior solicitations, that proxy card will not be valid at this meeting and will not be voted. If your shares are held in “street name,” you should check the voting instruction card provided by your broker to see which voting options are available and the procedures to be followed. If you hold shares through a broker or other nominee, you should follow the procedures provided by your broker or nominee. Please complete and submit a validly executed proxy card for the special meeting, even if you have previously delivered a proxy. If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3427.

Thank you for your continued support and we look forward to seeing you on July 24, 2008.

Sincerely,

Mark P. Mays
Chief Executive Officer

For a discussion of certain risk factors that you should consider in evaluating the transactions described above and an investment in Holdings Class A common stock, see “Risk Factors” beginning on page 31 of the accompanying proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus, or determined the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus is dated June 23, 2008, and is first being mailed to shareholders on or about June 23, 2008.

CLEAR CHANNEL COMMUNICATIONS, INC.
200 EAST BASSE ROAD
SAN ANTONIO, TEXAS 78209

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 24, 2008

June 23, 2008

To the Shareholders of Clear Channel Communications, Inc.:

A special meeting of the shareholders of Clear Channel Communications, Inc., a Texas corporation, will be held at the Watermark Hotel, 212 Crockett Street, San Antonio, Texas 78205 on July 24, 2008, at 4:00 p.m., local time, for the following purposes:

1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of November 16, 2006, by and among Clear Channel, BT Triple Crown Merger Co., Inc. (“Merger Sub”), B Triple Crown Finco, LLC and T Triple Crown Finco, LLC (together with B Triple Crown Finco, LLC, the “Fincos”), as amended by Amendment No. 1 thereto, dated April 18, 2007, by and among Clear Channel, Merger Sub and the Fincos, as further amended by Amendment No. 2 thereto, dated May 17, 2007, by and among Clear Channel, Merger Sub, the Fincos and CC Media Holdings, Inc. (“Holdings”), and as further amended by Amendment No. 3 thereto, dated May 13, 2008, by and among Clear Channel, Merger Sub, Holdings and the Fincos (as amended, the “merger agreement”);

2. To consider and vote upon a proposal to adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve and adopt the merger agreement, as amended; and

3. To transact such other business that may properly come before the special meeting or any adjournment or postponement thereof.

In accordance with Clear Channel’s bylaws, Clear Channel’s board of directors has fixed 5:00 p.m. New York City time on June 19, 2008 as the record date for the purposes of determining shareholders entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof. All shareholders of record are cordially invited to attend the special meeting in person.

The approval and adoption of the merger agreement requires the affirmative vote of two-thirds of the outstanding shares of Clear Channel common stock entitled to vote on the approval and adoption of the merger agreement at the special meeting. Whether or not you plan to attend the special meeting, Clear Channel urges you to vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible prior to the special meeting to ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be voted on all matters in accordance with the recommendation of the board of directors. If you fail to return a valid proxy card and do not vote in person at the special meeting, your shares will not be counted for purposes of determining whether a quorum is present at the special meeting. Remember, failing to vote has the same effect as a vote against the approval and adoption of the merger agreement. Any shareholder attending the special meeting may vote in person, even if he or she has returned a proxy card; such vote by ballot will revoke any proxy previously submitted. However, if you hold your shares through a bank or broker or other custodian or nominee, you must provide a legal proxy issued from such custodian or nominee in order to vote your shares in person at the special meeting.

Please note that this proxy statement/prospectus amends and restates all proxy statements, prospectuses, and supplements thereto previously distributed by Clear Channel or Holdings with respect to the merger.

If you intend to vote by proxy, please complete, date, sign and return the enclosed proxy card. Please note that if you have previously submitted a proxy card in response to Clear Channel’s prior solicitations, that proxy card will not be valid at this meeting and will not be voted. If your shares are held in “street name,” you should check the voting instruction card provided by your broker to determine which voting options are available and the procedures to be followed. If you hold shares through a broker or other nominee, you should follow the procedures provided by your broker or nominee. Please complete and submit a validly executed proxy card for the special meeting, even if you have previously delivered a proxy. If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3427.

If you plan to attend the special meeting, please note that space limitations make it necessary to limit attendance to shareholders and one guest. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders holding stock in brokerage accounts (“street name” holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras (including cellular telephones with photographic capabilities), recording devices and other electronic devices will not be permitted at the special meeting. The special meeting will begin promptly at 4:00 p.m., local time.

Shareholders who do not vote in favor of the approval and adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares if the merger is completed, but only if they submit a written objection to the merger to Clear Channel before the vote is taken on the merger agreement and they comply with all requirements of Texas law, which are summarized in the accompanying proxy statement/prospectus. Clear Channel urges that you to read the entire proxy statement/prospectus carefully.

By Order of the Board of Directors

Andrew W. Levin
Executive Vice President, Chief Legal Officer, and Secretary

San Antonio, Texas

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REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Clear Channel Communications, Inc. from other documents that are not included in, or delivered with, this proxy statement/prospectus. You can obtain documents related to Clear Channel Communications, Inc. that are incorporated by reference in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from either:

Clear Channel Communications, Inc.	Innisfree M&A Incorporated
200 East Basse Road	501 Madison Avenue
San Antonio, TX 78209	20th Floor
(210) 832-3315	New York, NY 10022
Attention: Investor Relations Department	(877) 456-3427

For information on where to obtain copies of such documents on the internet, see “Where You Can Find Additional Information” elsewhere in this proxy statement/prospectus. Please note that copies of the documents provided to you will not include exhibits to the filings, unless those exhibits have specifically been incorporated by reference in this proxy statement/prospectus.

In order to ensure timely delivery of requested documents, any request should be made no later than July 17, 2008, which is five business days prior to the special meeting.

For information on submitting your proxy, please refer to the instructions on the enclosed proxy card.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers address briefly some questions you may have regarding the proposed merger and the special meeting. These questions and answers may not address all questions that may be important to you as a shareholder of Clear Channel Communications, Inc. To fully understand the proposed merger, please refer to the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to or incorporated by reference in this proxy statement/prospectus.

Unless otherwise stated or the context otherwise requires, all references in this proxy statement/prospectus to “Holdings,” “we,” “our,” “ours,” and “us” refer to CC Media Holdings, Inc., references to “Merger Sub” refer to BT Triple Crown Merger Co., Inc., references to “Clear Channel” refer to Clear Channel Communications, Inc. and its subsidiaries and references to the “Fincos” refer to B Triple Crown Finco, LLC and T Triple Crown Finco, LLC. In addition, unless otherwise stated or the context otherwise requires, all references in this proxy statement/prospectus to the “original merger agreement” refer to the Agreement and Plan of Merger, dated as of November 16, 2006, by and among Clear Channel, Merger Sub and the Fincos, prior to amendment, all references to the “prior merger agreement” refer to the original merger agreement as amended by Amendment No. 1, dated April 18, 2007, among Clear Channel, Merger Sub and the Fincos (which we refer to as “Amendment No. 1” or the “first amendment”), and as amended by Amendment No. 2, dated May 17, 2007, among Clear Channel, Merger Sub, the Fincos and Holdings (which we refer to as “Amendment No. 2” or as the “second amendment”), all references in this proxy statement/prospectus to the “merger agreement” refer to the prior merger agreement as amended by Amendment No. 3, dated May 13, 2008, among Clear Channel, Merger Sub, the Fincos and Holdings (which we refer to as “Amendment No. 3” or the “third amendment”), and all references to the “merger” refer to the merger contemplated by the merger agreement. Copies of the original merger agreement, Amendment No. 1, Amendment No. 2, and Amendment No. 3 are attached to this proxy statement/prospectus as Annex A, Annex B, Annex C, and Annex D, respectively.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction?

A:	The proposed transaction is the merger of Clear Channel with Merger Sub, a company formed by private equity funds sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. In the merger, Merger Sub will merge with and into Clear Channel and Clear Channel will be the surviving corporation and will become an indirect wholly-owned subsidiary of Holdings. Depending upon the number of shares of Class A common stock of Holdings which shareholders and optionholders elect to receive in the merger as part of the Merger Consideration (as defined below) and assuming that no Additional Equity Consideration (as defined below) is issued, up to 30% of the outstanding capital stock and voting power of Holdings will be held by former Clear Channel shareholders and optionholders immediately following the merger.

Q:	What will I receive for my shares of Clear Channel common stock in the merger?

A:	You may elect one of the following options for each share of Clear Channel common stock you hold on the record date:

Option 1 (which we refer to as a “Cash Election”): $36.00 per share cash consideration, without interest (which we refer to as the “Cash Consideration”); or

Option 2 (which we refer to as a “Stock Election”): one share of Class A common stock of Holdings (which we refer to as the “Stock Consideration”).

You may make a Cash Election or Stock Election (on a share-by-share basis) for each share of Clear Channel common stock you own as of the record date (including shares issuable on conversion of outstanding options), subject to the procedures, deadlines, prorations, Individual Cap and Additional Equity Consideration described below.

A Stock Election is purely voluntary. You are not required to make a Stock Election. A Stock Election is an investment decision which involves significant risks. The Clear Channel board of directors makes no recommendation as to whether you should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings. For a discussion of risks associated with the ownership of Holdings Class A common stock see “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

Other than with respect to 580,361 shares of Clear Channel common stock held by L. Lowry Mays and LLM Partners, Ltd. which will be held in escrow pursuant to the terms of an escrow agreement described in more detail below and exchanged for Class A common stock of Holdings, shares and options held by directors or employees of Clear Channel who have separately agreed to convert such shares or options into equity securities of Holdings in the merger will not affect the number of shares of Holdings Class A common stock available for issuance as stock consideration.

In limited circumstances described in more detail below, shareholders electing to receive cash consideration for some or all of their shares, on a pro rata basis, will be issued shares of Holdings Class A common stock in exchange for some of their shares of Clear Channel common stock for which they make a Cash Election, up to a cap of 1/36th of the total number of shares of Clear Channel common stock for which such shareholder makes a Cash Election (rounded down to the nearest whole share). We refer to this as the “Additional Equity Consideration.”

Q:	Can I make a Cash Election for a portion of my shares of Clear Channel common stock and a Stock Election for my remaining shares of Clear Channel common stock?

A:	You may make your election on a share-by-share basis. As a result, you can make a Cash Election or Stock Election for all or any portion of your shares of Clear Channel common stock.

Q:	The Board earlier approved a transaction involving the same parties at a higher price and commenced proceedings in Texas State court against the banks financing the earlier transaction. Why did the board decide to accept the revised offer from the private equity group and not continue the proceedings in court?

A:	Under the terms of the prior merger agreement, Clear Channel had no contractual right to require the Sponsors (as defined below), Banks (as defined below), Merger Sub, Holdings or the Fincos to perform their respective obligations under the prior merger agreement or the equity or debt financing agreements. Clear Channel’s rights under the prior merger agreement were limited to a right to receive a $500 million termination fee in the event Clear Channel terminated the prior merger agreement for failure of Holdings and the Fincos to close when they were obligated to close under the prior merger agreement. Clear Channel was separately seeking damages against the Banks pursuant to the Texas Actions (as defined below).

Merger Sub was pursuing a breach of contract claim (including a claim for specific performance) against the Banks in the New York Action (as defined below) seeking to consummate the merger transaction contemplated by the prior merger agreement, but there was no assurance that Merger Sub would have been able to cause a closing to occur even if it were successful in that action.

Complex litigation such as the New York Action, the New York Counterclaim Action (as defined below) and the Texas Actions involve uncertainty and delay. While Clear Channel was confident in the merits of its claims, there was no assurance a court would have agreed with it or that, even if Clear Channel had been successful in the Texas Actions, that any judgment would not have been modified or reversed on appeal. Further, litigation is time consuming and inherently subject to delay and there was no assurance that the Texas Actions would have been concluded (or that all appeals would have been disposed of) on an accelerated basis, or the ultimate resolution of the litigation.

The Board of Directors determined that a merger on terms offering a high degree of certainty of closing and representing a fair price to the shareholders was in the best interests of the shareholders when compared to the pursuit of litigation in which Clear Channel could not specifically enforce the closing of the prior transaction and Clear Channel’s damage claims were uncertain and subject to the delays inherent in litigation.

Q:	Why is closing under the merger agreement more certain than the closing under the prior merger agreement?

The merger agreement has a number of contractual features that make it more certain than the prior merger agreement:

• the parties have entered into a Settlement Agreement (as defined below) whereby they have each agreed to perform their respective obligations under the merger agreement, the debt financing agreements, equity commitments and the Escrow Agreement (as defined below). Pursuant to the Settlement Agreement, the parties stipulated to the entry of a court order in the New York Action directing the parties to perform their obligations under the Settlement Agreement,

• the required debt financing is provided through fully negotiated and executed financing agreements (as opposed to debt commitment letters), thus avoiding the potential for a new dispute of the same type that resulted in the failure of the closing of the prior transaction,

• the merger agreement, financing agreements and equity commitment letters contain fewer closing conditions than was originally the case,

• none of the merger agreement, financing agreements or equity commitment letters contains a “material adverse change” or “MAC” condition,

• the Sponsors and the Banks have agreed to have their equity and debt commitment obligations fully funded into escrow pursuant to the Escrow Agreement, and

• each party (including Clear Channel) has the right to specifically enforce the merger agreement, the Settlement Agreement, the Escrow Agreement and the financing agreements.

Q:	Why am I being asked to approve the transaction again?

A:	Clear Channel shareholders approved the prior merger agreement at a special meeting of shareholders held in September 2007. Since that time, the parties to the transaction have amended the terms of the prior merger agreement. As part of that amendment, the cash consideration has been reduced from $39.20 per share to $36.00 per share. The merger agreement requires the approval of two thirds of the outstanding shares of Clear Channel common stock entitled to vote thereon at the special meeting.

Q:	What will I receive for my options to purchase Clear Channel common stock in the merger?

A:	A holder of options (whether vested or unvested) to purchase Clear Channel common stock as of the record date may make a Stock Election or a Cash Election with respect to the number of shares of common stock issuable upon exercise of his or her options, less the number of shares having a value (based on the Cash Consideration) equal to the exercise price payable on such issuance and any required tax withholding. If a holder of options does not make a valid Stock Election, then each such outstanding option which remains outstanding and unexercised as of the effective time of the merger (except as otherwise agreed by the Fincos, Holdings, Clear Channel and the holder of such Clear Channel stock option), will automatically become fully vested and convert into the right to receive a cash payment, without interest and less any applicable withholding tax, equal to the product of (x) the excess, if any, of the Cash Consideration over the exercise price per share of such option and (y) the number of shares of Clear Channel common stock issuable upon the exercise of such Clear Channel stock option.

Q:	How will restricted shares of Clear Channel common stock be treated in the merger?

A:	In general, each restricted share of Clear Channel common stock that is outstanding as of the time of the merger, whether vested or unvested (except as otherwise agreed by the Fincos, Holdings, Clear Channel and a holder of Clear Channel restricted stock), will automatically become fully vested and will be treated the same as all other shares of Clear Channel common stock outstanding at the time of the merger. The Fincos and Merger Sub have informed Clear Channel that they anticipate converting approximately 636,667 unvested shares of Clear Channel restricted stock held by management and employees pursuant to a grant of restricted stock made in May 2007 into restricted shares of Holdings Class A common stock on a one for one basis. These shares of Holdings Class A common stock will continue to vest in accordance with the schedule set forth in the holder’s May 2007 award agreement.

Q:	What happens to the additional consideration contemplated by the prior merger agreement? Will there be additional consideration under the terms of the amended merger agreement?

A:	The additional consideration that was contemplated by the prior merger agreement is no longer in effect and therefore will not be payable to Clear Channel shareholders.

The merger agreement provides for payment of “Additional Per Share Consideration” if the merger closes after November 1, 2008. If the merger is completed after November 1, 2008, but on or before December 1, 2008, you will receive Additional Per Share Consideration based upon the number of days elapsed since November 1, 2008 (including November 1, 2008), equal to $36.00 multiplied by 4.5% per annum, per share. If the merger is completed after December 1, 2008, the Additional Per Share Consideration will increase and you will receive Additional Per Share Consideration based on the number of days elapsed since December 1, 2008 (including December 1, 2008) equal to $36.00 multiplied by 6% per annum, per share (plus the Additional Per Share Consideration accrued during November 2008). See “The Merger Agreement — Treatment of Common Stock and Other Securities” beginning on page 149 of this proxy statement/prospectus.

Your election to receive Cash Consideration or Stock Consideration will not affect your right to receive the Additional Per Share Consideration if the merger closes after November 1, 2008. The total amount of Cash Consideration, Stock Consideration, Additional Equity Consideration (if any) and Additional Per Share Consideration (if any) paid in the merger is referred to in this proxy statement/prospectus as the “Merger Consideration.”

Q:	If I make a Stock Election, will I be issued fractional shares of Class A common stock of Holdings in the merger?

A:	No. If you make a Stock Election, you will not receive any fractional share in the merger. Instead, you will be paid cash for any fractional share you would have otherwise received as Stock Consideration based upon the Cash Consideration price of $36.00 per share, taking into account all shares of common stock and all options for which you elected Stock Consideration.

Q:	Is there an individual limit on the number of shares of Clear Channel common stock and options to purchase Clear Channel stock that may be exchanged for Class A common stock of Holdings by each Clear Channel shareholder or optionholder?

A:	Yes. No holder of Clear Channel common shares or options who makes a Stock Election, may receive more than 11,111,112 shares of Class A common stock of Holdings immediately following the merger, which we refer to as the “Individual Cap.” Any shares of common stock or options that are not converted into Stock Consideration due to the Individual Cap will be reallocated to other shareholders or optionholders who have made an election to receive Stock Consideration but have not reached the Individual Cap. Any shares that are not converted into Stock Consideration as a result of the Individual Cap will be converted into Cash Consideration, subject to the issuance of any Additional Equity Consideration, if applicable. Unless a beneficial holder of Clear Channel shares submits a request in writing to the Paying Agent prior to 5:00 p.m., New York City time, on July 17, 2008, the fifth business day immediately preceding the date of the special meeting, to have the Individual Cap apply with respect to all Clear Channel shares beneficially owned by such holder and provides information necessary to verify such beneficial ownership, the Individual Cap will apply, in the case of shares represented by physical stock certificates, to each holder of record of those Clear Channel shares, and in the case of book-entry shares, to each account in which those Clear Channel shares are held on the books of the applicable brokerage firm or other similar institutions.

Q:	Is there an aggregate limit on the number of shares of Clear Channel common stock and options to purchase Clear Channel common stock that may be exchanged for Class A common stock of Holdings in the merger?

A:	Yes. The merger agreement provides that no more than 30% of the total shares of capital stock of Holdings are issuable in exchange for shares of Clear Channel common stock (including shares issuable upon conversion of outstanding options) pursuant to the Stock Elections. The issuance of any Additional Equity Consideration may result in the issuance of more than 30% of the total shares of capital stock of Holdings in exchange for shares of Clear Channel common stock (including shares issuable upon conversion of outstanding options).

Q:	What happens if Clear Channel shareholders or optionholders elect to exchange more than the maximum number of shares of common stock (including shares issuable upon conversion of outstanding options) that may be exchanged for shares of Class A common stock of Holdings?

A:	If Clear Channel shareholders and optionholders make Stock Elections covering more than the maximum number of shares of Clear Channel common stock that may be exchanged for Holdings shares of Class A common stock, then each shareholder and/or optionholder making a Stock Election (other than certain shareholders who have separately agreed with Holdings that their respective Stock Elections will be cutback only in the event that the amounts to be provided under the Equity Financing (as defined below) are reduced) will receive a proportionate allocation of shares of Class A common stock of Holdings based on the number of shares of common stock (including shares issuable upon conversion of outstanding options) for which such holder has made a Stock Election compared to the total number of shares of common stock (including shares issuable upon conversion of outstanding options) for which all holders have made Stock Elections. The proration procedures are designed to ensure that no more than 30% of the total capital stock of Holdings is allocated to shareholders and/or optionholders of Clear Channel pursuant to the Stock Elections. Any shares that will not be converted into Stock Consideration as a result of cutback or proration will be converted into Cash Consideration, subject to the issuance of Additional Equity Consideration, if applicable.

Q:	In what circumstance might I be issued Class A common stock of Holdings despite the fact that I elected to receive cash in exchange for my shares of Clear Channel stock in the merger?

A:	In certain circumstances, at the election of Holdings, the Cash Consideration may be reduced by the Additional Equity Consideration. The Additional Equity Consideration will reduce the amount of the Cash Consideration if the total funds that Holdings determines it needs to fund the merger, merger-related expenses, and Clear Channel’s cash requirements (such funds referred to as “Uses of Funds”) is greater than the sources of funds available to Merger Sub from borrowings, equity contributions, Stock Consideration and Clear Channel’s available cash (such funds referred to as “Sources of Funds”).

Q:	How will the amount of the Additional Equity Consideration be determined?

A:	In certain circumstances, at the election of Holdings, the Cash Consideration may be reduced by the Additional Equity Consideration. The Additional Equity Consideration is an amount equal to the lesser of:

• $1.00, or

• a fraction equal to:

• the positive difference between:

• the Uses of Funds, and

• the Sources of Funds, divided by,

• the total number of Public Shares that will receive the Cash Consideration.

Consequently, if Holdings’ Uses of Funds exceeds its Sources of Funds, then, at the option of Holdings, shareholders electing to receive the Cash Consideration for some or all of their shares, on a pro rata basis, will be issued shares of Holdings Class A common stock in exchange for some of their shares of Clear Channel common stock for which they made a Cash Election, up to a cap of 1/36th of the total number of shares of

Clear Channel common stock for which they made a Cash Election. If the Stock Election is fully subscribed, it is unlikely that any portion of the shares of Clear Channel stock for which a Cash Election is made will be exchanged for shares of Holdings’ Class A common stock, although Holdings retains the right to do so.

Q:	Will the shares of Class A common stock of Holdings be listed on a national securities exchange?

A:	No. Shares of Holdings Class A common stock will not be listed on the New York Stock Exchange, which we refer to as the “NYSE,” or any other national securities exchange. It is anticipated that, following the merger, the shares of Holdings Class A common stock will be quoted on the Over-the-Counter Bulletin Board. Holdings has agreed to register the Class A common stock under the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” and to file periodic reports (including reports on Forms 10-K, 10-Q and 8-K) for at least two years following the merger.

Q:	What if I previously elected to receive the Stock Consideration prior to the special meeting of shareholders held on September 25, 2007?

A:	All of the stock elections made in connection with the special shareholders meeting held on September 25, 2007 have been cancelled and the stock certificates and letters of transmittal evidencing the shares of Clear Channel common stock submitted for exchange have been returned to the record holders thereof. If you again wish to elect to receive some or all Stock Consideration in exchange for some or all of your shares of Clear Channel common stock, you are required to make a new election in connection with all shares of Clear Channel common stock held by you.

Q:	How and when do I make a Stock Election or Cash Election?

A:	A form of election and a letter of transmittal will be mailed with this proxy statement/prospectus to all shareholders as of the record date. Additional copies of the form of election and the letter of transmittal may be obtained from Clear Channel’s proxy solicitor, Innisfree M&A Incorporated, which we refer to as “Innisfree,” by calling toll free at (877) 456-3427. Clear Channel will also make a copy of the form of election and letter of transmittal available on its website at www.clearchannel.com/Investors. You should carefully review and follow the instructions in the letter of transmittal, which will include information regarding how to return the form of election, the letter of transmittal, and any shares for which you have made a Stock Election for holders of shares of common stock held in “street name” through a bank, broker or other custodian or nominee. The form of election and the letter of transmittal will need to be properly completed, signed and delivered prior to 5:00 p.m., New York City time, on July 17, 2008, the fifth business day immediately preceding the date of the special meeting.

Q:	Can I revoke my form of election after I have submitted it to the paying agent?

A:	You may revoke your form of election and withdraw all or any portion of the shares submitted with your letter of transmittal and file a new form of election at any time prior to 5:00 p.m., New York City time, on July 17, 2008, the fifth business day immediately preceding the date of the special meeting, by submitting a written notice of revocation to the paying agent or a new form of election, in each case, together with a notice of withdrawal. Revocations must specify the name in which your shares are registered on the stock transfer books of Clear Channel and such other information as the paying agent may request. If you wish to submit a new election, you must do so in accordance with the election procedures described in this proxy statement/prospectus and the form of election and include a letter of transmittal with any shares which were not previously submitted. If you instructed a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions. Whether you revoke your election by submitting a written notice of revocation or by submitting a new form of election and notice of withdrawal, the notice or new form of election must be received by the paying agent by the election deadline of 5:00 p.m., New York City time, on July 17, 2008, the fifth business day immediately preceding the date of the special meeting, in order for the revocation to be valid. From and after such time, the elections will be irrevocable and you may no longer change or revoke your election or withdraw your shares.

Q:	What happens if I don’t make an election?

A:	If you do not make an election with respect to any of your shares of Clear Channel common stock or options to purchase Clear Channel common stock, you will be deemed to have made a Cash Election with respect to such shares.

Q:	What happens if I transfer my shares of Clear Channel common stock before the special meeting?

A:	The record date of the special meeting is earlier than the meeting date and earlier than the expected closing of the merger. If you transfer your shares of common stock after the record date, you will retain your right to vote the shares at the special meeting, but will have transferred your right to receive the Merger Consideration.

Q:	May I submit a form of election even if I do not vote to approve and adopt the merger agreement?

A:	Yes. You may submit a form of election even if you vote against the approval and adoption of the merger agreement or abstain or do not register any vote with respect to the approval and adoption of the merger agreement. However, all forms of election to be valid must be submitted prior to 5:00 p.m., New York City time, on July 17, 2008, the fifth business day immediately preceding the date of the special meeting, together with a letter of transmittal and the certificates or book-entry shares representing the shares of Clear Channel common stock for which you make a Stock Election.

Q:	Am I entitled to exercise appraisal rights instead of receiving the Merger Consideration for my shares?

A:	Yes. If you hold Clear Channel common stock, you are entitled to appraisal rights under Texas law in connection with the merger if you meet certain conditions, which are described under the caption “Dissenters’ Rights of Appraisal” beginning on page 193 of this proxy statement/prospectus.

Q:	When do you expect the merger to be completed?

A:	We anticipate that the merger will be completed by September 30, 2008, assuming satisfaction or waiver of all of the conditions to the merger. However, because the merger is subject to certain conditions the exact timing and likelihood of the completion of the merger cannot be predicted. Except in limited circumstances or unless amended after the date hereof, the merger agreement is subject to termination by either party after December 31, 2008 if the merger has not been consummated by that date.

Q:	What happens if the merger is not consummated?

A:	If the approved merger is not completed for any reason, shareholders and optionholders will not receive any payment for their shares and/or options in connection with the merger. Clear Channel will remain an independent public company, shares of Clear Channel common stock will continue to be listed and traded on the NYSE and options will remain outstanding (subject to their terms). Any certificates for shares or options and any book-entry shares delivered together with the form of election and letter of transmittal will be returned at no cost to you. Under specified circumstances, Clear Channel may be required to pay the Fincos a termination fee of up to $500 million or pay the Fincos certain agreed-upon amounts up to $150 million in respect of expenses as described in this proxy statement/prospectus under the caption “The Merger Agreement — Termination Fees.”

Q:	Will I continue to receive quarterly dividends?

A:	No, you will not continue to receive dividends between now and the close of the merger. See “The Merger Agreement — Conduct of Clear Channel’s Business Pending the Merger” on page 157 and “Description of Holdings’ Capital Stock — Dividends” beginning on page 183 of this proxy statement/prospectus for a discussion of the dividend policy following the close of the merger.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q:	Where and when is the special meeting?

A:	The special meeting will be held at the Watermark Hotel, 212 Crockett Street, San Antonio, Texas 78205 on July 24, 2008, at 4:00 p.m., local time.

Q:	What matters will be voted on at the special meeting?

A:	You will be asked to consider and vote on the following proposals:

• to approve and adopt the merger agreement; and

• to approve the adjournment or postponement of the special meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve and adopt the merger agreement.

Q:	How does Clear Channel’s board of directors recommend that I vote on the approval and adoption of the merger agreement?

A:	Clear Channel’s board of directors by unanimous vote recommends that you vote:

• “FOR” the approval and adoption of the merger agreement; and

• “FOR” the adjournment/postponement proposal.

Q:	Who is entitled to vote at the special meeting?

A:	All holders of Clear Channel common stock as of the record date are entitled to vote at the special meeting, or any adjournments or postponements thereof. As of the record date there were 498,146,823 shares of Clear Channel common stock outstanding and entitled to vote, held by approximately 3,058 holders of record. Each holder of Clear Channel common stock is entitled to one vote for each share the shareholder held as of the record date.

Q:	What constitutes a quorum?

A:	The presence, in person or by proxy, of shareholders holding a majority of the outstanding shares of Clear Channel common stock on the record date is necessary to constitute a quorum at the special meeting.

Q:	What vote of Clear Channel’s shareholders is required to approve and adopt the merger agreement?

A:	For us to complete the merger, shareholders holding two-thirds of the outstanding shares of Clear Channel common stock on the record date must vote “FOR” the approval and adoption of the merger agreement, with each share having a single vote for these purposes. Only votes cast “FOR” the merger proposal constitute affirmative votes. Abstentions are counted for quorum purposes, but since they are not votes cast “FOR” the merger proposal, they will have the same effect as a vote “AGAINST” the merger proposal. Accordingly, failure to vote or an abstention will have the same effect as a vote “AGAINST” the approval and adoption of the merger agreement.

Q:	What vote of Clear Channel’s shareholders is required to approve the proposal to adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies?

A:	The proposal to adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of shareholders holding a majority of the outstanding shares of Clear Channel common stock present or represented by proxy at the special meeting and entitled to vote on the matter, Clear Channel and the Sponsors have agreed that if on July 24, 2008, the date of the special meeting, shareholders holding at least two-thirds of the outstanding shares of Clear Channel common stock have not voted in favor of the merger, then if Clear Channel postpones the special meeting, it will set a new meeting date of August 18, 2008 and if Clear Channel adjourns the special meeting, it will reconvene the special meeting on August 22, 2008, in each case unless the Sponsors agree to an earlier date. Only votes cast “FOR” the adjournment/postponement proposal constitute affirmative votes. Abstentions are counted for quorum purposes, but since they are not votes cast “FOR” the adjournment/postponement proposal, they will have the same effect as a vote “AGAINST” the adjournment/postponement proposal. Broker non-votes are also counted for quorum purposes, but will not count as shares present and entitled to vote to adjourn or postpone the meeting. As a result, broker non-votes will have no effect on the vote to adjourn or postpone the special meeting.

Q:	How can I vote my shares in person at the special meeting?

A:	Shares held directly in your name as the shareholder of record may be voted by you in person at the special meeting. If you choose to do so, please bring the enclosed proxy card and proof of identification. Even if you plan to attend the special meeting, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the special meeting. If you vote your shares in person at the special meeting any previously submitted proxies will be revoked. Shares held in “street name” may be voted in person by you at the special meeting only if you obtain a signed proxy from the shareholder of record giving you the right to vote the shares. Your vote is important. Accordingly, we urge you to sign and return the accompanying proxy card whether or not you plan to attend the special meeting.

If you plan to attend the special meeting, please note that space limitations make it necessary to limit attendance to shareholders and one guest. Admission to the special meeting will be on a first-come, first-served basis. Registration and seating will begin at 3:30 p.m. Each shareholder may be asked to present valid picture identification issued by a government agency, such as a driver’s license or passport. Shareholders holding stock in street name will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras (including cellular telephones with photographic capabilities), recording devices and other electronic devices will not be permitted at the special meeting.

Q:	How can I vote my shares without attending the special meeting?

A:	Whether you hold shares of Clear Channel common stock directly as the shareholder of record or beneficially in street name, when you return your proxy card or voting instructions accompanying this proxy statement/prospectus, properly signed, the shares represented will be voted in accordance with your direction unless you subsequently revoke such proxy or vote in person at the special meeting, as described above.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will not vote your shares on your behalf unless you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without those instructions, your shares will not be voted, which will have the same effect as voting “AGAINST” the approval and adoption of the merger agreement.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement/prospectus carefully, including its annexes and the information incorporated by reference, and to consider how the merger affects you. If you are a shareholder as of the record date, then you can ensure that your shares are voted at the special meeting by completing, signing, dating and returning each proxy card in the postage-paid envelope provided, or if you hold your shares through a broker or bank, by submitting your proxy by telephone or the Internet prior to the special meeting.

Q:	If I have previously submitted a proxy, is it still valid?

A:	No. If you have previously submitted a proxy card in response to Clear Channel’s prior solicitations, these proxy cards will not be valid at this meeting and will not be voted. If your shares are held in “street name,” you should check the voting instruction card provided by your broker to see which voting options are available and the procedures to be followed. If you hold shares through a broker or other nominee, you should follow the procedures provided by your broker or nominee. Please complete and submit a validly executed proxy card for the special meeting, even if you have previously delivered a proxy. If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3427.

Q:	How do I revoke or change my vote?

A:	You can change your vote at any time before your proxy is voted at the special meeting. You may revoke your proxy by notifying Clear Channel in writing or by submitting a later-dated new proxy by mail to Clear Channel c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022. In addition, your proxy may be revoked by attending the special meeting and voting in person. However, simply attending the special meeting will not revoke your proxy. If you hold your shares in “street name” and have instructed a broker to vote your shares, the above-described options for changing your vote do not apply, and instead you must follow the instructions received from your broker to change your vote.

Q:	What does it mean if I get more than one proxy card or vote instruction card?

A:	If your shares are registered differently and are in more than one account, you will receive more than one card. Please sign, date and return all of the proxy cards you receive (or if you hold your shares of Clear Channel common stock through a broker or bank by telephone or the Internet prior to the special meeting) to ensure that all of your shares are voted.

Q:	What if I return my proxy card without specifying my voting choices?

A:	If your proxy card is signed and returned without specifying choices, the shares will be voted as recommended by the Board.

Q:	Who will bear the cost of this solicitation?

A:	The expenses of preparing, printing and mailing this proxy statement/prospectus and the proxies solicited hereby will be borne by Clear Channel. Additional solicitation may be made by telephone, facsimile or other contact by certain directors, officers, employees or agents of Clear Channel, none of whom will receive additional compensation therefor. Clear Channel will, upon request, reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses for forwarding material to the beneficial owners of shares held of record by others. The Fincos, directly or through one or more affiliates or representatives, may at their own cost, also, make additional solicitation by mail, telephone, facsimile or other contact in connection with the merger.

Q:	Will a proxy solicitor be used?

A:	Yes. Clear Channel has engaged Innisfree to assist in the solicitation of proxies for the special meeting and Clear Channel estimates that it will pay Innisfree a fee of approximately $50,000. Clear Channel has also agreed to reimburse Innisfree for reasonable administrative and out-of-pocket expenses incurred in connection with the proxy solicitation and indemnify Innisfree against certain losses, costs and expenses. The Sponsors may hire an independent proxy solicitor and will pay such solicitor the customary fees for the proxy solicitation services rendered.

QUESTIONS

If you have additional questions about the merger or other matters discussed in this proxy statement/prospectus after reading this proxy statement/prospectus, please contact Clear Channel’s proxy solicitor, Innisfree, at:

Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, NY 10022
Shareholders Call Toll-Free: (877) 456-3427
Banks and Brokers Call Collect: (212) 750-5833

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This proxy statement/prospectus, and the documents to which we refer you to in this proxy statement/prospectus, contain “forward-looking” statements based on estimates and assumptions. Forward-looking statements include information concerning possible or assumed future results of operations of Holdings and Clear Channel, the expected completion and timing of the merger and other information relating to the merger. There are “forward-looking” statements throughout this proxy statement/prospectus, including, among others, under the headings “Questions and Answers About the Merger and the Special Meeting,” “Summary,” “The Merger,” “Opinion of Clear Channel’s Financial Advisor,” “Regulatory Approvals,” and “Merger Related Litigation,” and in statements containing the words “believes,” “estimates,” “expects,” “anticipates,” “intends,” “contemplates,” “may,” “will,” “could,” “should,” or “would” or other similar expressions.

You should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized, or even if realized, that they will have the expected effects on the business or operations of Holdings and Clear Channel. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements included in this proxy statement/prospectus or elsewhere.

In addition to other factors and matters contained or incorporated in this document, the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the financial performance of Clear Channel through the completion of the merger;

•	the satisfaction of the closing conditions set forth in the merger agreement;

•	the possibility that the parties will be unable to obtain the approval of Clear Channel’s shareholders;

•	the possibility that the merger may involve unexpected costs;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including a termination under circumstances that could require Clear Channel to pay a termination fee in the amount of $200 million or $500 million or pay up to $150 million of the Fincos’ expenses;

•	the outcome of any legal proceedings instituted against Holdings, Clear Channel and others in connection with the proposed merger;

•	the impact of planned divestitures;

•	the failure of the merger to close for any reason;

•	the effect of the announcement of the merger on Clear Channel’s customer relationships, operating results and business generally;

•	business uncertainty and contractual restrictions that may exist during the pendency of the merger;

•	changes in interest rates;

•	any significant delay in the expected completion of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	diversion of management’s attention from ongoing business concerns;

•	the need to allocate significant amounts of Clear Channel’s cash flow to make payments on Clear Channel’s indebtedness, which in turn could reduce Clear Channel’s financial flexibility and ability to fund other activities;

and other risks set forth in Clear Channel’s current filings with the SEC, including Clear Channel’s most recent filings on Forms 10-Q and 10-K. See “Where You Can Find Additional Information” on page 196 of this proxy statement/prospectus. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

SUMMARY

This summary highlights selected information from the proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to or incorporated by reference in this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions under “Where You Can Find Additional Information” beginning on page 196 of this proxy statement/prospectus.

We encourage you to read the merger agreement, including Amendment No. 1, Amendment No. 2 and Amendment No. 3, carefully and in their entirety, because they are the legal documents that govern the parties’ agreement pursuant to which Clear Channel will be acquired by Holdings through a merger of Merger Sub with and into Clear Channel. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by the merger agreement and does not purport to contain all of the information about the merger agreement that may be important to you. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Parties to the Merger (See “The Parties to the Merger” on page 75)	Holdings is a newly formed Delaware corporation and was organized by private equity funds sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. Holdings has not engaged in any business except activities incidental to its organization and in connection with the transactions contemplated by the merger agreement. As of the date of this proxy statement/prospectus, Holdings does not have any assets or liabilities other than as contemplated by the merger agreement, including contractual commitments it has made in connection therewith.

Clear Channel, incorporated in 1974, is a diversified media company with three reportable business segments: radio broadcasting, Americas outdoor advertising (consisting of operations in the United States, Canada and Latin America) and international outdoor advertising. Clear Channel owns 1,005 radio stations and a leading national radio network operating in the United States. In addition, Clear Channel has equity interests in various international radio broadcasting companies. Clear Channel also owns or operates approximately 209,000 national and approximately 687,000 international outdoor advertising display faces. Additionally, Clear Channel owns a full-service media representation firm that sells national spot advertising time for clients in the radio and television industries throughout the United States. Clear Channel is headquartered in San Antonio, Texas, with radio stations in major cities throughout the United States.

Each Finco is a newly formed Delaware limited liability company. B Triple Crown Finco, LLC was formed by a private equity fund sponsored by Bain Capital Partners, LLC and T Triple Crown Finco, LLC was formed by a private equity fund sponsored by Thomas H. Lee Partners, L.P., in each case, solely for the purpose of entering into the merger agreement and effecting the merger and the transactions related to the merger.

Merger Sub is a newly formed Delaware corporation and a wholly-owned subsidiary of Holdings. Merger Sub was organized solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. Merger Sub has not engaged in any business except activities incidental to its organization and in connection with the transactions contemplated by the merger agreement. As of the date of this proxy statement/prospectus, Merger Sub does not have any assets or liabilities other than as contemplated by the merger agreement, including contractual commitments it has made in connection therewith.

The Merger (See “The Merger Agreement” on page 148)	The merger agreement provides that Merger Sub will be merged with and into Clear Channel. Each outstanding share of the common stock, par value $0.10 per share, of Clear Channel will be converted into the right to receive either (1) the Cash Consideration, including, if applicable, any Additional Equity Consideration, or (2) the Stock Consideration, subject to adjustment if the election to receive the Stock Consideration is oversubscribed and cutback if a holder would otherwise receive more than 11,111,112 shares of Holdings Class A common stock. The shares of common stock of Clear Channel which may be converted into the right to receive the Stock Consideration or the Cash Consideration, which we refer to as the “Public Shares,” include restricted shares, but exclude shares held in the treasury of Clear Channel or owned by Merger Sub or Holdings immediately prior to the effective time of the merger, shares held by shareholders who do not vote in favor of the approval and adoption of the merger agreement and who properly demand and perfect appraisal rights in accordance with Texas law, if any, and equity securities which are subject to agreements between certain directors or employees of Clear Channel and the Fincos pursuant to which such shares and options are to be converted into equity securities of Holdings in the merger.

In addition, each holder of options to purchase Clear Channel common stock as of the record date shall have the right to make an election to convert all or any portion of such options into such number of shares of Clear Channel common stock, which we refer to as the “Net Electing Option Shares,” which would be issuable if such options were exercised net of a number of option shares having a value (based on the Cash Consideration) equal to the exercise price for such option shares and any required tax withholding. Each holder of Net Electing Option Shares will have the right to make a Stock Election for such Net Electing Option Shares (subject to the limitations described below).

In addition, if the merger becomes effective after November 1, 2008, each holder of a Public Share and/or a Net Electing Option Share at the effective time of the merger (whether converted into the right to receive the Stock Consideration or the Cash Consideration) will also have the right to receive an amount in cash equal to the Additional Per Share Consideration.

Effects of the Merger (See “The Merger Agreement — Effects of the Merger; Structure” on page 148)	If the merger agreement is adopted by Clear Channel’s shareholders and the other conditions to closing are satisfied, Merger Sub will merge with and into Clear Channel. The separate corporate existence of Merger Sub will cease, and Clear Channel will continue as the surviving corporation. Upon completion of the merger, your Public Shares and/or Net Electing Option Shares will be converted into the right to receive the Cash Consideration (including, if applicable, any Additional Equity Consideration) or Stock Consideration, in accordance with your election, and subject to any applicable pro rata adjustments or cutbacks, unless you have properly exercised your appraisal rights in accordance with Texas law. The surviving corporation will become an indirect wholly owned subsidiary of Holdings and you will cease to have any ownership interest in the surviving corporation, or any rights as its shareholder, and you will no longer have any interest in Clear Channel’s future earnings or growth (other than through your ownership of shares of Holdings Class A common stock, if any).

Following completion of the merger, Clear Channel’s common stock will be delisted from the NYSE and will no longer be publicly traded and all Clear Channel stock options will cease to be outstanding. In addition, following completion of the merger, the registration of Clear Channel common stock and Clear Channel’s reporting obligations with respect to Clear Channel common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be terminated upon application to the Securities and Exchange Commission (“SEC”). Holdings has agreed to register the Class A common stock under the Exchange Act and to file periodic reports for at least two years following the merger.

Determination of the Board of Directors (See “The Merger — Reasons for the Merger — Determination of the Board of Directors” on page 107)	Board of Directors. Clear Channel’s board of directors by unanimous vote, recommends that you vote “FOR” the approval and adoption of the merger agreement. The board of directors (i) determined that the merger is in the best interests of Clear Channel and its unaffiliated shareholders, (ii) approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, (iii) recommended that the shareholders of Clear Channel vote in favor of the merger and directed that such matter be submitted for consideration of the shareholders of Clear Channel at the special meeting and (iv) authorized the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement. The board of directors’ recommendation is based on the Cash Consideration to be received by the shareholders in the merger. The board of directors makes no recommendation as to whether any shareholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings.

Determination of the Special Advisory Committee (See “The Merger — Reasons for the Merger — Determination of the Special Advisory Committee” on page 111)	Special Advisory Committee. The special advisory committee was a committee formed by the disinterested members of Clear Channel’s board of directors comprised of three disinterested and independent members of Clear Channel’s board of directors. The special advisory committee was formed for the purpose of (i) prior to execution of the original merger agreement, providing its assessment, after receiving the advice of its legal and financial advisors, as to the fairness of the terms of the original merger agreement, and (ii) following execution of the original merger agreement, in the event Clear Channel received a proposal from a third party seeking to acquire or purchase Clear Channel, which proposal satisfies certain conditions described on pages 160 through 163 of this proxy statement/prospectus, which we refer to as a “Competing Proposal,” providing its assessment, after receiving advice of its legal and financial advisors, as to the fairness and/or superiority of the terms of the Competing Proposal and the continuing fairness of the terms of the original merger agreement. The process for pursuing, and all negotiations with respect to, the merger agreement were not directed by the special advisory committee but rather were directed by the disinterested members of the board of directors as a group. The special advisory committee engaged its own legal and financial advisors in connection with its assessment of the fairness of the terms of the original merger agreement. On November 15, 2006, the special advisory committee unanimously determined that the terms of the original merger agreement were fair to Clear Channel’s unaffiliated shareholders. The special advisory committee was not requested by the disinterested members of the board of directors to separately assess Amendment No. 1 or Amendment No. 2, as neither constituted a Competing Proposal. The special advisory committee was dissolved prior to Amendment No. 3. The special advisory committee did not make any determination as to the fairness of the terms of the merger agreement, the Stock Consideration or the Cash Consideration.

Interests of Clear Channel’s Directors and Executive Officers in the Merger (See “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger” on page 114)	In considering the recommendation of the board of directors with respect to the merger agreement, you should be aware that some of Clear Channel’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of holders of Clear Channel common stock generally. These interests include the treatment of shares (including restricted shares) and options held by the directors and officers, as well as indemnification and insurance arrangements with officers and directors, change-in-control severance benefits that may become payable to certain officers, employment agreements and an equity ownership in Holdings if the merger is consummated. As of June 19, 2008, directors and executive officers held unvested options with an aggregate value of $3,957,969 and restricted stock with an aggregate value of $22,681,332 (in each case, based on the Cash Consideration) each of which would fully vest in connection with the merger. In addition, Herbert W. Hill, Jr. and Andrew W. Levin could receive aggregate estimated potential cash severance benefits of $1,263,877 in the event that such executive officers are terminated without “cause” or resign for “good reason” between November 16, 2006 and the date which is one year following the effective time of the merger. These interests also include the terms of a letter agreement entered into by the Fincos and Messrs. L. Lowry Mays, Mark P. Mays, Randall T. Mays in connection with the merger agreement (as supplemented in connection with Amendment No. 2 and Amendment No. 3), which provides for, among other things, the conversion of equity securities of Clear Channel held by each of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays into equity securities of Holdings, the terms of a new equity incentive plan for Clear Channel’s employees and new employment agreements for each of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays, which will be effective upon consummation of the merger. These interests, to the extent material, are described below under “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger.” The board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger.

Opinion of Clear Channel’s Financial Advisor (See “Opinion of Clear Channel’s Financial Advisor” on page 134)	Goldman, Sachs & Co., which we refer to as “Goldman Sachs,” delivered its oral opinion to the Clear Channel board of directors, which was subsequently confirmed in its written opinion dated May 13, 2008, that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the cash consideration of $36.00 per Public Share to be received by the holders of Public Shares pursuant to the merger agreement, was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated May 13, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex G to this proxy statement/prospectus. We encourage you to read the Goldman Sachs opinion carefully in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Clear Channel board of directors in connection with its consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of Clear Channel common stock should vote or make any election with respect to the merger. Pursuant to an engagement letter between Clear Channel and Goldman Sachs, Clear Channel has agreed to pay Goldman Sachs a transaction fee of approximately $31 million, of which $15 million was paid upon the signing of the original merger agreement in November 2006 and approximately $16 million of which is payable upon consummation of the merger. See “Opinion of Clear Channel’s Financial Advisor” beginning on page 134. The board of directors was aware that a significant portion of the transaction fee was payable upon consummation of the merger and considered it, among other matters, in approving the merger agreement and the merger.

Financing (See “Financing” on page 124)	Equity Financing. Pursuant to replacement equity commitment letters signed in connection with Amendment No. 3, Bain Capital Fund IX, L.P. and Thomas H. Lee Equity Fund VI, L.P., which we refer to as the “Sponsors”, have severally agreed to purchase (either directly or indirectly through one or more intermediate entities) up to an aggregate of $2.4 billion of equity securities of Holdings and to cause all or a portion of such cash to be contributed to Merger Sub as needed for the merger and related transactions (including payment of cash merger consideration to Clear Channel shareholders, repayment of certain Clear Channel debt, and payment of certain transaction fees and expenses), which we refer to as “Equity Financing.” Each of the equity commitments may be satisfied by compliance with the provisions of the Escrow Agreement and was reduced by half of the amount of any or all amounts actually contributed into escrow in accordance with the Escrow Agreement, by or on behalf of Merger Sub, Holdings or certain of their affiliates. The equity commitment letters entered into in connection with Amendment No. 3 superseded the equity commitment letters previously delivered by the Sponsors.

Debt Financing. In connection with Amendment No. 3 and the Settlement Agreement, on May 13, 2008, Merger Sub entered into definitive agreements providing for $19.1 billion in aggregate debt financing (the “Debt Financing”). The Debt Financing consists of

(i) senior secured credit facilities in an aggregate principal amount of approximately $15.8 billion, subject to increase in certain circumstances (the “Senior Secured Credit Facilities”), (ii) a receivables based facility of up to $1.0 billion (subject to reduction in certain circumstances) with availability limited by a “borrowing base” (the “Receivables Based Credit Facility”), and (iii) a note purchase agreement (together with the Senior Secured Credit Facilities and the Receivables Based Credit Facility, the “Financing Agreements”) for the issuance of $980 million aggregate principal amount of 10.75% senior cash pay notes due 2016 (the “Senior Cash Pay Notes”) and $1.33 billion aggregate principal amount of 11.00%/11.75% senior toggle notes due 2016 (the “Senior Toggle Notes”). The proceeds of the Debt Financing on the closing date will be used to finance, in part, the payment of the merger consideration, the repayment or refinancing of certain of our debt outstanding on the closing date of the merger, the payment of fees and expenses in connection with the transactions contemplated by the merger agreement and to provide for working capital requirements.

Regulatory Approvals (See “Regulatory Approvals” on page 145)	Under the Communications Act of 1934, as amended, which we refer to as the “Communications Act,” Clear Channel and the Fincos may not complete the merger unless they have first obtained the approval of the Federal Communications Commission, which we refer to as the “FCC,” to transfer control of Clear Channel’s FCC licenses to affiliates of the Fincos. FCC approval is sought through the filing of applications with the FCC, which are subject to public comment and objections from third parties. Pursuant to the merger agreement, the parties filed on December 12, 2006 the applications to transfer control of Clear Channel’s FCC licenses to affiliates of the Fincos. On June 19, 2007, Clear Channel filed applications to place certain of its FCC licenses into a divestiture trust to facilitate closing of the merger in compliance with FCC media ownership rules. On January 24, 2008, the FCC granted the applications to transfer control of Clear Channel’s FCC Licenses. The FCC consents to the transfer of control of Clear Channel’s FCC Licenses are subject to certain conditions which the parties intend to satisfy prior to the closing of the merger and remain in effect as granted or as extended. The FCC grants extensions of authority to consummate previously approved transfers of control either by right or for good cause shown. We anticipate that the FCC will grant any necessary extensions of the effective period of the previously issued consents for consummation of the transfer.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the “HSR Act,” and the rules promulgated thereunder, Clear Channel cannot complete the merger until it notifies and furnishes information to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and the applicable waiting period has expired or been terminated.

Clear Channel notified and furnished the required information to the Federal Trade Commission and the Antitrust Division. Clear Channel agreed with the Antitrust Division to enter into a Final Judgment and Hold Separate Agreement in accordance with and subject to the

Tunney Act. The waiting period under the HSR Act expired on February 13, 2008.

There are no remaining regulatory approvals needed to close the transaction.

Material United States Federal Income Tax Consequences (See “Material United States Federal Income Tax Consequences” on page 141)	The material U.S. federal income tax consequences of the merger to a particular U.S. holder of Clear Channel common stock will depend on the form of consideration received by the U.S. holder in exchange for its Clear Channel common stock and, in the opinion of Ropes & Gray LLP, will be as follows.

• A U.S. holder who exchanges shares of Clear Channel common stock solely for cash in the merger will recognize gain or loss in the amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Clear Channel common stock exchanged in the merger.

• A U.S. holder who exchanges Clear Channel common stock solely for shares of Holdings Class A common stock will not recognize any gain or loss on the exchange.

• A U.S. holder who exchanges its shares of Clear Channel common stock for a combination of Holdings Class A common stock and cash will be treated as having disposed of its shares of Clear Channel common stock in two separate transactions. In one transaction, Clear Channel will be deemed to have redeemed a portion of such U.S. holder’s shares of Clear Channel common stock for cash, and such U.S. holder will recognize gain or loss in an amount equal to the difference between the amount of cash deemed received by such U.S. holder in the deemed redemption and the U.S. holder’s tax basis in the shares of Clear Channel common stock deemed to be so redeemed. In the other transaction, the U.S. holder will be deemed to have exchanged the remaining portion of such holder’s shares of Clear Channel common stock for Holdings Class A common stock and cash. In this deemed exchange transaction, the U.S. holder will not recognize any loss and will recognize gain, if any, equal to the lesser of (x) the cash received in the deemed exchange and (y) the gain realized on the deemed exchange. The gain realized on the deemed exchange will equal the excess of the fair market value of the Holdings Class A common stock and the cash received in the deemed exchange over such U.S. holder’s tax basis in the shares of Clear Channel common stock surrendered in the deemed exchange. As more fully discussed in “Material United States Federal Income Tax Consequences,” the relative number of shares of Clear Channel common stock disposed of by a U.S. holder in the deemed redemption transaction and the deemed exchange transaction, respectively, will depend on the number of shares of Holdings Class A common stock received by such holder in the merger and the extent to which the cash consideration in the merger is attributable to equity financing at the Holdings level or other sources.

Following the closing of the merger, Holdings will provide each U.S. holder with sufficient information to determine (i) the number of shares of Clear Channel stock disposed of by such U.S. holder in each of the deemed redemption transaction and the deemed exchange transaction, (ii) the amount of cash such U.S. holder received in the deemed redemption transaction and (iii) the number of shares of Holdings Class A common stock and the amount of cash such U.S. holder received in the deemed exchange transaction. Such information will not be ascertainable until after the closing of the merger.

Conditions to the Merger (See “The Merger Agreement — Conditions to the Merger” on page 165)	Before the merger can be completed, a number of conditions must be satisfied. These conditions include:

• approval and adoption of the merger agreement by Clear Channel’s shareholders;

• the expiration or termination of any applicable waiting period under the HSR Act and any applicable foreign antitrust laws (which the parties have acknowledged have been satisfied); and such expiration or termination continuing to be in effect on the closing date of the merger;

• no governmental authority having enacted any law or order making the merger illegal or otherwise prohibiting the consummation of the merger;

• the receipt of the approval of the FCC to transfer control of Clear Channel’s FCC licenses to affiliates of the Fincos, which we refer to as the “FCC Consent” (which the parties have acknowledged have been satisfied), and the FCC Consent shall not have been revoked and shall continue to be in effect as of the closing date;

• the performance, in all material respects, by Clear Channel of certain specified operating covenants set forth in the merger agreement, and no “Material Adverse Effect on Clear Channel” (as defined on page 155 of this proxy statement/prospectus ) having occurred as a result of Clear Channel’s failure to perform or comply with any other agreement or covenant in the merger agreement; and

• the performance in all material respects, by the Fincos, Holdings and Merger Sub of their respective agreements and covenants in the merger agreement.

If a failure to satisfy one of these conditions to the obligations of Clear Channel to complete the merger is not considered by Clear Channel’s board of directors to be material to its shareholders, the board of directors may waive compliance with that condition. Clear Channel’s board of directors is not aware of any condition to the merger that cannot be satisfied. Under Texas law, after the merger agreement has been approved and adopted by Clear Channel’s shareholders, the Merger Consideration cannot be changed and the merger agreement cannot be altered in a manner adverse to Clear Channel’s shareholders without re-submitting the revisions to Clear Channel’s shareholders for their approval. To the extent that either party to the merger waives any material condition to the merger and such change in the terms of the transaction renders the disclosure previously provided to Clear Channel’s shareholders materially misleading, Clear Channel will recirculate this proxy statement/prospectus and resolicit proxies from its shareholders.

Solicitation of Alternative Proposals (See “The Merger Agreement — Solicitation of Alternative Proposals” on page 160)	Following execution of the original merger agreement and until 11:59 p.m., Eastern Standard Time, on December 7, 2006, Clear Channel was permitted to initiate, solicit and encourage a Competing Proposal from third parties (including by way of providing access to non-public information and participating in discussions or negotiations regarding, or taking any other action to facilitate a Competing Proposal). During this period 22 parties were contacted, including 16 potential strategic buyers and six private equity firms (two of which had previously been contacted, but had not entered into confidentiality agreements). Clear Channel did not receive any Competing Proposals from the parties that were contacted or any other person prior to 11:59 p.m. Eastern Standard Time on December 7, 2006.

From and after 11:59 p.m., Eastern Standard Time, on December 7, 2006 Clear Channel has agreed not to:

• initiate, solicit, or knowingly facilitate encourage the submission of any inquiries proposals or offers with respect to a Competing Proposal (including by way of furnishing information);

• participate in any negotiations regarding, or furnish to any person any information in connection with, any Competing Proposal;

• engage in discussions with any person with respect to any Competing Proposal;

• approve or recommend any Competing Proposal;

• enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal;

• otherwise cooperate with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person (other than the Fincos or their representatives) with respect to, or which would reasonably be expected to result in, a Competing Proposal; or

• exempt any person from the restrictions contained in any state takeover or similar law or otherwise cause such restrictions not to apply to any person or to any Competing Proposal.

From and after 11:59 p.m. Eastern Standard Time on December 7, 2006 Clear Channel agreed to:

• immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior to November 16, 2006 with respect to any actual or potential Competing Proposal; and

• with respect to parties with whom discussions or negotiations have been terminated on, prior to or subsequent to November 16, 2006, use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, any confidential information previously furnished by it.

Notwithstanding these restrictions, at any time prior to the approval of the merger agreement by Clear Channel shareholders (which for these purposes does not include the vote held at the September 25, 2007 special meeting of Clear Channel shareholders), if Clear Channel receives a written Competing Proposal that Clear Channel’s board of directors determines in good faith, after consultation with Clear Channel’s outside legal counsel and financial advisors, constitutes a proposal that satisfies certain criteria described on page 162 of this proxy statement/prospectus and is on terms more favorable to the holders of Clear Channel’s common stock from a financial point of view than the terms set forth in the merger agreement or any other proposal made by the Fincos, which we refer to as a “Superior Proposal,” Clear Channel may, subject to certain conditions:

• furnish information to the third party making the Competing Proposal; and

• engage in discussions or negotiations with the third party with respect to the Competing Proposal.

In addition, Clear Channel may terminate the merger agreement and enter into a definitive agreement with respect to a Competing Proposal if it receives a bona fide written Competing Proposal that Clear Channel’s board of directors determines in good faith, after consultation with Clear Channel’s outside counsel and financial advisors, is a Superior Proposal (after giving effect to any adjustments to the terms of the merger agreement offered by the Fincos in response to the Competing Proposal) and if Clear Channel’s board of directors determines in good faith, after consultation with Clear Channel’s outside counsel, that the failure to take such action would reasonably be expected to be a breach of the board of directors’ fiduciary duties under applicable law.

Termination (See “The Merger Agreement — Termination” on page 166)	Clear Channel and the Fincos may agree to terminate the merger agreement without completing the merger at any time. The merger agreement may also be terminated in certain other circumstances, including (in each case subject to certain limitations and exceptions):

• by either the Fincos or Clear Channel, if:

• the closing of the merger has not occurred on or before December 31, 2008, which may be extended under certain limited circumstances, which we refer to as the “Termination Date”;

  • any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and that order or other action is final and non-appealable;

• Clear Channel’s shareholders do not approve and adopt the merger agreement at the special meeting or any postponement or adjournment thereof; or

  • there is a material breach by the non-terminating party of any of its covenants or agreements in the merger agreement that would result in the failure of certain closing conditions and that breach has not been cured within 30 days following delivery of written notice by the terminating party;

• by Clear Channel, if, prior to the approval and adoption of the merger agreement by the shareholders, the board of directors has concluded in good faith, after consultation with outside legal and financial advisors, that a Competing Proposal is a Superior Proposal;

• by the Fincos, if the board of directors changes, qualifies, withdraws or modifies in a manner adverse to the Fincos its recommendation that Clear Channel’s shareholders approve and adopt the merger agreement, or fails to reconfirm its recommendation within five business days of receipt of a written request from the Fincos; or

• by the Fincos, if the board of directors fails to include in the proxy statement/prospectus distributed to Clear Channel’s shareholders, its recommendation that Clear Channel’s shareholders approve and adopt the merger agreement.

Termination Fees (See “The Merger Agreement — Termination Fees” on page 167)	The merger agreement provides that, upon termination of the merger agreement under specified circumstances, Clear Channel will be required to pay the Fincos a termination fee of $500 million. These circumstances include a termination of the merger agreement by:

(i) Clear Channel in order to accept a Superior Proposal;

(ii) the Fincos, if the board of directors, (a) changes its recommendation to Clear Channel’s shareholders that they approve and adopt the merger agreement, (b) fails to reconfirm its recommendation, or (c) fails to include its recommendation in this proxy statement/prospectus;

(iii) the Fincos or Clear Channel, if Clear Channel’s shareholders do not approve and adopt the merger agreement at the special meeting, so long as prior to the special meeting, a Competing Proposal has been publicly announced or made to known to Clear Channel and not withdrawn at least two business days prior to the special meeting and within 12 months of the termination of the merger agreement Clear Channel enters into a definitive proposal with respect to, or consummates, any Competing Proposal; or

(iv) the Fincos, if the Fincos are not in material breach of their obligations under the merger agreement and if Clear Channel has willfully and materially breached its obligations under the merger agreement, which breach has not been cured within 30 days, and prior to the date of termination of the merger agreement Clear Channel enters into a definitive agreement with respect to any Competing Proposal.

The merger agreement further provides that Clear Channel will be required to pay the Fincos a termination fee of $200 million, but only if the $500 million termination fee that is payable under the circumstances described above is not otherwise payable, if the merger agreement is terminated by:

(i) the Fincos or Clear Channel, if any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and that order or other action is final and non-appealable;

(ii) the Fincos or Clear Channel, if Clear Channel’s shareholders do not approve and adopt the merger agreement at the special meeting or any postponement or adjournment thereof; or

(iii) the Fincos, if the Fincos are not in material breach of their obligations under the merger agreement and if Clear Channel has breached its obligations under the merger agreement, which breach has not been cured within 30 days; and

within twelve (12) months after such termination (i) Clear Channel or any of its subsidiaries consummates a transaction based on a proposal submitted by certain agreed third parties (we refer to such third parties as “Contacted Parties” and such a proposal as a “Contacted Parties Proposal”), (ii) Clear Channel or any of its subsidiaries enters into a definitive agreement with respect to a Contacted Party Proposal, or (iii) one or more Contacted Parties acting alone or as a group (as defined in Section 13(d) of the Exchange Act, with certain exceptions), commences a tender offer with respect to a Contacted Party Proposal, and, in the case of each of clause (ii) and (iii) above, subsequently consummates (whether during or after such twelve (12) month period) such Contacted Party Proposal (all as described on page 168 of this proxy/prospectus).

The merger agreement and the Escrow Agreement provide that, upon termination of the merger agreement under specified circumstances, Clear Channel will be entitled to receive a termination fee that will be funded pursuant to the terms of the Escrow Agreement. The circumstances under which that fee will be payable are as follows:

(i) if Clear Channel or the Fincos terminate the merger agreement, because the effective time of the merger has not occurred on or before the Termination Date, the terminating party has not breached in any material respect its obligations under the merger agreement that proximately caused the failure to consummate the merger on or before the Termination Date, and all conditions to the Fincos’ and Merger Sub’s obligation to consummate the merger have been satisfied, then Clear Channel will be entitled to receive a termination fee of $600 million in cash that will be paid pursuant to the Escrow Agreement; and

(ii) if Clear Channel terminates the merger agreement, due to the Fincos, Holdings and Merger Sub having breached or failed to perform in any material respect any of their obligations under the merger agreement such that certain closing conditions would not be satisfied, which breach has not been cured within 30 days and all conditions to the Fincos’ and Merger Sub’s obligation to consummate the merger have been satisfied, then Clear Channel will be entitled to receive a termination fee of $150 million in cash that will be paid pursuant to the Escrow Agreement. The amount of the termination fee is increased to $600 million in cash if such termination is due to a willful and material breach by the Fincos, Holdings and Merger Sub;

In the event that the merger agreement is terminated by Clear Channel or the Fincos because of the failure to obtain the approval of Clear Channel’s shareholders at the special meeting or any adjournment or postponement thereof, and a termination fee is not otherwise then payable by Clear Channel under the merger agreement, Clear Channel has agreed to pay reasonable out-of-pocket fees and expenses incurred by the Fincos, Merger Sub and Holdings in connection with the merger agreement and this proxy statement/prospectus, not to exceed an amount equal to $45 million. If Clear Channel becomes obligated to pay a termination fee under the merger agreement after payment of the expenses, the amount previously paid to the Fincos as expenses will be credited toward the termination fee amount payable by Clear Channel.

In addition, Clear Channel will promptly pay the Fincos a set amount in respect of the expenses incurred by Merger Sub and the Fincos (which amount will be in addition to any termination fees that may become payable by Clear Channel) as follows:

(i) $150 million if the Fincos terminate the merger agreement because Clear Channel has breached or failed to perform in any material respect any of its covenants or other agreements set forth in the merger agreement such that the corresponding closing condition would not be satisfied, which breach has not been cured within 30 days; and

(ii) $100 million if the merger agreement is terminated:

(a) by Clear Channel, prior to approval and adoption of the merger agreement by Clear Channel’s shareholders, in order to enter into a definitive agreement relating to a Superior Proposal; (b) by the Fincos, if the board of directors effects a Change of Recommendation, fails to reconfirm Company Recommendation, or fails to include the Company Recommendation in this proxy statement/prospectus; or (c) by either the Fincos or Clear Channel if the closing of the merger has not occurred on or before the Termination Date, and the party seeking termination has not breached in any material respect its obligations under the merger agreement that shall have proximately caused the failure to consummate the merger on or before the Termination Date.

Limited Guarantee of the Sponsors (See “The Merger Agreement — Limited Guarantees” on page 169)	In connection with Amendment No. 3, each of the Sponsors and Clear Channel entered into an amended and restated limited guarantee pursuant to which, among other things, each of the Sponsors is providing Clear Channel a guarantee of payment of its pro rata portion of the termination fees payable by Merger Sub. The amended and restated limited guarantees entered into in connection with Amendment No. 3 superseded the limited guarantees previously delivered by the Sponsors. The Sponsors’ obligations under the amended and restated limited guarantees was reduced ratably to the extent that they paid any amount, or caused any amount to be paid, into escrow under the Escrow Agreement.

Transaction Fees and Certain Affiliate Transactions (See “The Merger Agreement — Transaction Fees” on page 164 and “Certain Affiliate Transactions” on page 123)	As part of the merger agreement, the Fincos have agreed that the transaction fees paid to or to be paid to the Fincos or their affiliates in connection with the closing of the merger will not exceed $87.5 million. Other than those fees, unless otherwise approved by Clear Channel’s independent directors or holders of a majority of the outstanding shares of Class A common stock of Holdings, none of Holdings or any of its subsidiaries will pay management, transaction, monitoring or any other fees to the Fincos or their affiliates except pursuant to an arrangement whereby the holders of shares of Holdings Class A common stock are made whole for any portion of such fees paid by Holdings or any of its subsidiaries.

Settlement Agreement (See “Settlement and Escrow Agreements” on page 170)	On May 13, 2008, Clear Channel, Merger Sub, the Fincos, Holdings and Clear Channel Capital IV, LLC (“CCC IV”) entered into a settlement agreement with a bank syndicate comprised of Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc., Morgan Stanley Senior Funding, Inc., Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, The Royal Bank of Scotland PLC, RBS Securities Corporation, Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc. (collectively, the “Banks”) pursuant to which they settled certain ongoing litigation initiated in New York and Texas (the “Settlement Agreement”).

Clear Channel, Merger Sub, the Fincos, Holdings, CCC IV and the Sponsors agreed to release their outstanding claims against the Banks in exchange for the Banks agreeing:

Upon receipt by the Escrow Agent (as defined below) of all money, property or letters of credit required to be delivered under the terms of the Escrow Agreement, each party to the Settlement Agreement and each of the Sponsors released each other party to the Settlement Agreement and each of the Sponsors from all claims that the releasing party ever had, now has or subsequently may have against any released party, from the beginning of the world through May 28, 2008, the date the escrow was fully funded, with respect to the matters arising out of or relating to the prior merger agreement, the equity commitment letters and guarantees, and the debt commitment letters entered into in connection with the prior merger agreement.

On the consummation of the merger, each party to the Settlement Agreement and each of the Sponsors releases each other party to the Settlement Agreement and each of the Sponsors from all claims that the releasing party ever had, now has or subsequently may have against any released party from the beginning of the world through the consummation of the merger with respect to the matters arising out of or related to the merger agreement, the equity commitment letters and guarantees.

Escrow Agreement (See “Settlement and Escrow Agreements” on page 170)	As contemplated by the Settlement Agreement, each of Clear Channel, Merger Sub, Holdings, the Fincos, THL Equity Fund VI Investors (Clear Channel), L.P. and Bain Capital CC Investors, L.P. as designees of Holdings (each, a “Buyer Designee”), Mark P. Mays, Randall T. Mays, L. Lowry Mays, MPM Partners, Ltd., RTM Partners, Ltd. LLM Partners, Ltd. (each a “Management Investor”), Highfields Capital Management LP (“Highfields Management”), Abrams Capital Partners I, LP, Abrams Capital Partners II, LP, Whitecrest Partners, LP, Abrams Capital International, Ltd, and Riva Capital Partners LP, (each an “Abrams Investor”), certain of the Banks and affiliates of certain of the Banks (each, a “Bank Escrow Party”) and The Bank of New York, as escrow agent (the “Escrow Agent”) entered into an escrow agreement (the “Escrow Agreement”) pursuant to which: (i) the Bank

Escrow Parties agreed to deposit with the Escrow Agent cash or letters of credit in an aggregate amount equal to $16,410,638,000; (ii) the Buyer Designees agreed to deposit with the Escrow Agent cash or letters of credit in an aggregate amount equal to $2,400,000,000; (iii) the Management Investors agreed to deposit with the Escrow Agent a combination of vested shares of Clear Channel common stock and vested options to purchase shares of Clear Channel common stock with an aggregate value of $35,074,625; (iv) Highfields Management agreed to deposit with the Escrow Agent an aggregate of 11,111,112 shares of Clear Channel common stock beneficially owned by investment funds managed by Highfields Management; and (v) the Abrams Investors agreed to deposit with the Escrow Agent an aggregate of 2,777,778 shares of Clear Channel common stock.

On May 22, 2008, the Escrow Agent confirmed receipt of the entire amount to be deposited into escrow by the Bank Escrow Parties and on May 28, 2008, the Escrow Agent confirmed receipt of all other amounts and property required to be delivered under the Escrow Agreement, including the entire amount to be deposited into escrow by the Buyer Designees.

The amounts deposited with the Escrow Agent are to be released upon consummation of the merger upon confirmation of satisfaction of the conditions to consummating the merger set forth in the merger agreement and the conditions to funding set forth in the Financing Agreements.

In event that the merger agreement is terminated prior to consummation of the merger, the escrow amounts shall be paid to the respective depositors, provided, however that in certain circumstances the termination fee otherwise then payable by Merger Sub under the merger agreement shall be paid to Clear Channel from escrow amounts deposited by the Bank Escrow Parties or the Buyer Designees, as applicable.

Clear Channel’s Stock Price (See “Market Prices of Clear Channel Common Stock and Dividend Data” on page 175)	Clear Channel common stock is listed on the NYSE under the trading symbol “CCU.” On October 24, 2006, which was the last trading day immediately prior to the date on which Clear Channel announced that the board of directors was exploring possible strategic alternatives for Clear Channel to enhance shareholder value, Clear Channel common stock closed at $32.20 per share and the average closing stock price of Clear Channel common stock during the 60 trading days ended October 24, 2006, was $29.27 per share. On November 15, 2006, which was the last trading day immediately prior to the date on which Clear Channel announced the approval of the merger agreement by Clear Channel’s board of directors, Clear Channel common stock closed at $34.12 per share. On May 9, 2008, which was the last trading day prior to a public report that Clear Channel was exploring a settlement, Clear Channel common stock closed at $30.00 per share. On June 20, 2008, which was the last trading day before the date of this proxy statement/prospectus, Clear Channel common stock closed at $35.44 per share.

Shares Held by Directors and Executive Officers (See “Security Ownership By Certain Beneficial Owners and Management” page 177)	As of June 19, 2008, the directors and executive officers of Clear Channel beneficially owned approximately 8.4% of the outstanding shares of Clear Channel common stock, assuming Clear Channel’s outstanding options are not exercised. Except for the shares and options held by directors and officers of Clear Channel who have agreed to convert shares or options into equity securities of Holdings in the merger, each director and executive officer (other than L. Lowry Mays, Mark P. Mays and Randall T. Mays with respect to the shares of Clear Channel common stock and options to purchase shares of Clear Channel common stock delivered into escrow pursuant to the terms of the Escrow Agreement, and the Rollover Shares) has the option of electing the Cash Consideration or the Stock Consideration, or a combination thereof. The shares and options to purchase shares of Clear Channel common stock held by directors and officers of Clear Channel who have agreed to convert those interests into shares of Holdings Class A common stock (other than 580,361 shares of Clear Channel common stock delivered into escrow by L. Lowry Mays) will not affect the number of shares of Holdings Class A common stock available for issuance as Stock Consideration.

Dissenters’ Rights of Appraisal (See “Dissenters’ Rights of Appraisal” on page 193)	The Texas Business Corporation Act provides you with appraisal rights in connection with the merger. This means that if you are not satisfied with the amount you are receiving in the merger, you are entitled to have the fair value of your shares determined by a Texas court and to receive payment based on that valuation. The ultimate amount you receive as a dissenting shareholder in an appraisal proceeding may be more or less than, or the same as, the amount you would have received in the merger. To exercise your appraisal rights, you must deliver a written objection to the merger before the special meeting at which the vote on the merger agreement will be held and you must not vote in favor of the approval and adoption of the merger agreement. Your failure to follow exactly the procedures specified under Texas law will result in the loss of your appraisal rights.

Stock Exchange Listing (See “Delisting and Deregistration of Clear Channel Common Stock” on page 176)	Following the consummation of the merger, shares of Holdings Class A common stock will not be listed on a national securities exchange, but it is anticipated that the shares will be quoted on the Over-the-Counter Bulletin Board.

Resale of Holdings Class A Common Stock (See “Resale of Holdings Class A Common Stock” on page 146)	The shares of Holdings Class A common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” except for shares issued to any Clear Channel shareholder who may be deemed to be an “affiliate” of Clear Channel or Holdings for purposes of Rule 144 or Rule 145 under the Securities Act.

Holdings Stockholders Agreement (See “Stockholders Agreements” on page 179)	Holdings expects, prior to the consummation of the merger, to enter into a stockholders agreement with Merger Sub, certain of Clear Channel’s executive officers and directors who are expected to become stockholders of Holdings (including Messrs. Mark P. Mays, Randall T. Mays and L. Lowry Mays), CCC IV and Clear Channel Capital V, L.P., a newly-formed limited partnership that is jointly controlled by affiliates of the Sponsors and is expected to hold all of the shares of Holdings non-voting Class C common stock that will be outstanding as of the closing of the merger (“CCC V”). It is anticipated that the stockholders agreement, among other things, (i) would specify how the parties would vote in elections of the board of directors of Holdings, (ii) restrict the transfer of shares subject to the agreement, (iii) include the ability of CCC IV to compel the parties to sell their shares in a change-of-control transaction or participate in a recapitalization of Holdings, (iv) give the parties the right to subscribe for their pro rata share of proposed future issuances of equity securities by Holdings or its subsidiaries to the Sponsors or their affiliates, (v) require the parties to agree to customary lock-up agreements in connection with underwritten public offerings and (vi) provide the parties with customary demand and “piggy-back” registration rights.

Holdings, CCC IV and CCC V also expect to enter into a separate agreement with Messrs. Mark P. Mays, Randall T. Mays and L. Lowry Mays that would set forth terms and conditions under which certain of their shares of Holdings common stock would be repurchased by Holdings following the termination of their employment (through the exercise of a “call option” by Holdings or a “put option” by Messrs. Mark P. Mays, Randall T. Mays and L. Lowry Mays, as applicable).

Description of Holdings’ Capital Stock (See “Description of Holdings’ Capital Stock” on page 182)	Pursuant to its third amended and restated certificate of incorporation, Holdings has the authority to issue 650,000,000 shares of common stock, of which (i) 400,000,000 shares will be Class A common stock, (ii) 150,000,000 shares will be Class B common stock and (iii) 100,000,000 shares will be Class C common stock.

Voting. Every holder of shares of Class A common stock will be entitled to one vote for each share of Class A common stock. Every holder of shares of Class B common stock will be entitled to a number of votes per share equal to the number obtained by dividing (a) the sum of the total number of shares of Class B common stock outstanding as of the record date for such vote and the number of Class C common stock outstanding as of the record date for such vote by (b) the number of shares of Class B common stock outstanding as of the record date for such vote. Except as otherwise required by law, the holders of outstanding shares of Class C common stock will not be entitled to any votes upon any questions presented to stockholders of Holdings.

Other rights. Except with respect to voting as described above, and as otherwise required by law, all shares of Class A common stock, Class B common stock and Class C common stock will have the same powers, privileges, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, and will be identical to each other in all respects.

Comparison of Shareholder Rights (See “Comparison of Shareholder Rights” on page 185)	The rights of Clear Channel shareholders are currently governed by the Texas Business Corporation Act and the Texas Miscellaneous Corporate Laws Act, and Clear Channel’s restated articles of incorporation, as amended, and seventh amended and restated bylaws. The rights of Holdings shareholders are governed by the Delaware General Corporation Law, which we refer to as the “DGCL,” and Holdings’ third amended and restated certificate of incorporation and amended and restated bylaws. Upon completion of the merger, Clear Channel shareholders who receive Holdings Class A common stock will be stockholders of Holdings, and their rights will be governed by the

DGCL and Holdings’ third amended and restated certificate of incorporation and amended and restated bylaws.

Management of Holdings (See “Board of Directors and Management of Holdings” on page 61 and “The Merger — Voting Agreements” on page 121)	Following the completion of the merger and the issuance of the Class A common stock of Holdings, Holdings will increase the size of its board of directors from eight members to twelve members. Holders of Holdings Class A common stock, voting as a separate class, will be entitled to elect two (2) members of Holdings’ board of directors. These directors are referred to in this proxy statement/prospectus as the “independent directors.” Because the Sponsors and their affiliates will hold a majority of the outstanding capital stock and voting power of Holdings after the merger, holders of Holdings Class A common stock, including shareholders and option holders who elect to receive Stock Consideration will not have the voting power to elect the remaining 10 members of Holdings’ board of directors. Pursuant to a voting agreement (the “Highfields Voting Agreement”) entered into among the Fincos, Merger Sub, Holdings and Highfields Capital I LP, a Delaware limited partnership, Highfields Capital II LP, a Delaware limited partnership, Highfields Capital III LP, an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I. (together with Highfields Capital I, LP and Highfields Capital II, LP the “Highfields Funds,”) and Highfields Management, immediately following the effective time of the merger one of the independent directors of Holdings, who will also be named to Holdings’ nominating committee, will be Mr. Jonathon Jacobson, who is associated with Highfields Management, and the other independent director of Holdings will be Mr. David Abrams, who is associated with the Abrams Investors. In addition, until the Highfields Funds own less than 5% of the outstanding voting securities of Holdings issued as Stock Consideration, in connection with each election of independent directors, Holdings will nominate two candidates as independent directors, of which one candidate will be selected by Highfields Management (who initially will be Mr. Jonathon Jacobson) and one candidate will be selected by Holdings’ nominating committee after consultation with Highfields Management (who initially will be Mr. David Abrams). Holdings will recommend and solicit proxies for the election of such candidates, and to the extent authorized by stockholders granting proxies, vote the securities represented by all proxies granted by stockholders in favor of such candidates. Holdings has also agreed that until the termination of the Highfields Voting Agreement and subject to the fiduciary duties of Holdings’ board of directors, Holdings shall cause at least one of the independent directors to be appointed to each committee of the board of directors of Holdings, and if such independent director shall cease to serve as a director of Holdings or otherwise is unable to fulfill his or her duties on any such committee, Holdings shall cause the director to be succeeded by another independent director. Pursuant to the terms of the Escrow Agreement, the Highfield Funds delivered 11,111,112 shares of Clear Channel common stock into escrow to be exchanged for shares of Holdings Class A common stock. These shares represent the maximum number of shares issuable to a shareholder, including the Highfield Funds, pursuant to the Individual Cap.

Holdings anticipates that after completion of the merger, the current executive officers of Clear Channel will be appointed as officers of Holdings by the board of directors of Holdings.

RISK FACTORS

In addition to the other information included in, incorporated by reference in and found in the Annexes attached to this proxy statement/prospectus, including the matters addressed in the “Cautionary Statement Concerning Forward-Looking Information” on page 11, you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement. In addition, you should read and consider the risks associated with the businesses of Clear Channel. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus. Please see “Where You Can Find Additional Information” on page 196. Additional risks and uncertainties not presently known to Clear Channel and Holdings or that are not currently believed to be important also may adversely affect the transaction and Holdings following the consummation of the merger.

Risks Relating to the Merger

You may not receive the form of Merger Consideration that you elect for all of your shares.

If you elect to receive Holdings Class A common stock, you may not receive that stock for all of your shares of Clear Channel common stock. The merger agreement contains provisions that are designed to ensure that, in the aggregate, no more than 30% of the total number of shares of Holdings capital stock will be issued pursuant to Stock Elections in exchange for outstanding shares of Clear Channel common stock (excluding Rollover Shares) and options to purchase shares of Clear Channel common stock. In the event that shareholders and option holders elect to receive shares representing a greater percentage of Holdings Class A common stock, the number of shares of Holdings Class A common stock received by shareholders and option holders electing Holdings Class A common stock would be reduced, and you may receive all or a larger portion of your consideration in the form of cash. Accordingly, it is possible that a substantial number of holders of Clear Channel common stock who elect to receive Stock Consideration will not receive a portion of that Stock Consideration.

If you elect to receive cash in exchange for some or all of your shares of Clear Channel common stock, you may nevertheless receive some shares of Holdings Class A common stock in exchange for your shares of Clear Channel common stock. If the total Sources of Funds are less than the total Uses of Funds, then shareholders electing to receive the Cash Consideration for some or all of their shares, on a pro rata basis, will be issued shares of Holdings Class A common stock in exchange for some of their shares of Clear Channel common stock, for which they make a Cash Election, up to a cap of 1/36th of the total number of shares of Clear Channel common stock for which such shareholder makes a Cash Election (rounded down to the nearest whole share). If you receive Class A common stock of Holdings, you will be subject to the risks applicable to a stockholder of Holdings identified in this proxy statement/prospectus and such other risks as may develop over time. Please see “Risk Factors — Risks Relating to Ownership of Holdings Class A Common Stock.”

If you elect to receive Class A common stock of Holdings, your election will be irrevocable after July 17, 2008.

You are being asked to make a Stock Election by 5:00 p.m. New York City time on July 17, 2008, the fifth business day immediately prior to the date of the special meeting (the “Election Deadline”), following which time, you may not revoke or change your election. If you are allocated shares of Holdings Class A common stock pursuant to a Stock Election, you will not be permitted to transfer your Public Shares or any options underlying your Net Electing Option Shares from and after the Election Deadline. There may be a substantial amount of time between the Election Deadline and the time the merger is completed. Accordingly, there can be no assurance that the value of the Stock Consideration at the time of the merger (or, if the merger agreement is terminated, shares of Clear Channel common stock subject to such Stock Election) will be the same as it was at the time of the Election Deadline or that the value of the Stock Consideration will not be lower than the value of the Cash Consideration at the time of the completion of the merger or termination of the merger agreement. You should carefully consider such factors in making your Merger Consideration election.

If you make a Stock Election prior to the Election Deadline, you will not be able to register the transfer of your shares of Clear Channel stock without revoking your election and withdrawing your shares and subsequent to the Election Deadline, you will not be able to register the transfer of your shares of Clear Channel stock.

All Stock Elections will be irrevocable as of the Election Deadline. You will be required to deliver a letter of transmittal together with stock certificates or book-entry shares evidencing all of the shares for which you make a Stock Election prior to the Election Deadline. In order to register a transfer of your Public Shares after you submit a Stock Election (but prior to the Election Deadline), you must first revoke your Stock Election and withdraw your Public Shares. There may be a delay in your ability to register the transfer of your shares because of the revocation requirement and the withdrawal process. If you do not deliver the letter of transmittal together with the stock certificates or book-entry shares as required, the paying agent may reject your Stock Election and you will receive the Cash Consideration including, if applicable, any Additional Equity Consideration. There may be a substantial period of time between the Election Deadline and the date the merger is completed. During this period, you will not be able to sell or otherwise transfer any shares of Clear Channel stock so delivered.

The value of your shares of Clear Channel common stock may change after the time you make an investment decision.

We anticipate that the merger will be completed by the end of the third quarter of 2008, assuming receipt of the Shareholder Approval and satisfaction or waiver of the other conditions to the merger. However, the exact timing and likelihood of the completion of the merger cannot be predicted. The parties to the merger agreement agreed to the amount and terms of the merger consideration on May 13, 2008, and you are being asked to vote on the merger proposal and make an investment decision as of July 24, 2008. Between that date and the completion of the merger, there may be significant changes in the business, financial condition, results of operations, prospects or competitive position of Clear Channel or changes in conditions in the financial markets. Consequently, the value of your shares of Clear Channel common stock may increase or decrease after the date of the shareholders meeting. If the value of the shares of Clear Channel common stock increases during this time, you will not be entitled to any portion of the increase (other than through your ownership of shares of Holdings Class A common stock (if any) subsequent to the completion of the merger).

Clear Channel’s board of directors has not made any recommendation with respect to whether a shareholder should make a Stock Election or regarding the Class A common stock of Holdings, attempted to value the Class A common stock of Holdings or received an opinion from a financial advisor as to Class A common stock of Holdings.

Clear Channel’s board of directors makes no recommendation as to whether any shareholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings. Clear Channel’s board of directors has not received an opinion from Goldman Sachs or any other advisor as to the fairness, from a financial point of view, of the Stock Consideration to the unaffiliated shareholders. Clear Channel’s board of directors did not obtain an independent valuation or appraisal of the value of the Stock Consideration or the consolidated assets and liabilities of Holdings subsequent to the completion of the merger. A shareholder’s determination to make a Stock Election is a purely voluntary decision, and in limited circumstances, you may receive Holdings Class A common stock in exchange for some of your shares of Clear Channel common stock, despite that you did not make a Stock Election. In making a Stock Election, or if you otherwise receive Holdings Class A common stock, you will not have the benefit of any recommendation of Clear Channel’s board of directors or any opinion of the board of directors’ financial advisor. You should carefully consider all of the information included or incorporated in this proxy statement/prospectus, including the risk factors set forth in this section.

Officers and directors of Clear Channel have certain interests in the merger that are different from, or in addition to, interests of Clear Channel shareholders. These interests may be perceived to have affected their decision to support or approve the merger.

Clear Channel officers and directors have certain interests in the merger that are different from, or in addition to, interests of Clear Channel shareholders. These interests include, but are not limited to, the treatment of Clear

Channel stock options and restricted shares held by directors and executive officers of Clear Channel in the merger, the vesting and accelerated payment of certain retirement benefits and the potential payment of certain severance benefits to executive officers, the continued employment after the merger of Mark P. Mays, as Chief Executive Officer, Randall T. Mays as President, and L. Lowry Mays as Chairman Emeritus of Holdings, and the indemnification of former Clear Channel officers and directors by Holdings. Clear Channel shareholders should be aware of these interests when considering Clear Channel’s board of directors’ recommendation to approve the merger agreement. Please see “The Merger — Interests of Clear Channel’s Board of Directors and Executive Officers in the Merger.”

The merger agreement contains provisions that could affect the decisions of a third party considering making an alternative acquisition proposal to the merger.

Under the terms of the merger agreement, in certain circumstances Clear Channel may be required to pay to the Fincos a termination fee of $500 million, in addition to payment of certain fees of the Sponsors up to a maximum of $150 million, in connection with termination of the merger agreement. In addition, the merger agreement limits the ability of Clear Channel to initiate, solicit, encourage or facilitate certain acquisition or merger proposals from a third party. These provisions could affect the decision by a third party to make a competing acquisition proposal, or the structure, pricing and terms proposed by a third party seeking to acquire or merge with Clear Channel. Please see “The Merger Agreement — Termination Fees” and “The Merger Agreement — Solicitation of Alternative Proposals.”

Purported shareholder class action complaints have been filed against Clear Channel and the members of its board of directors challenging the merger and an unfavorable judgment or ruling in this lawsuit could prevent or delay the consummation of the merger and result in substantial costs.

Clear Channel and the members of its board of directors were named in purported shareholder class action complaints filed in Texas state court. The complaints seek, among other things, to enjoin the merger, and allege, among other things, that the directors have breached their fiduciary duties owed to Clear Channel’s shareholders. Clear Channel is obliged under certain circumstances to indemnify and hold harmless each director and officer from and against any and all claims and liabilities to which such director or officer shall have become subject by reason of being a director or officer, to the full extent permitted under Texas law. An adverse outcome in this lawsuit could prevent or delay the consummation of the merger or result in substantial costs to Clear Channel. It is also possible that other similar lawsuits may be filed in the future. Clear Channel cannot estimate any possible adverse consequence or loss from current or future litigation at this time.

Clear Channel’s business may be adversely affected if the merger is not completed.

There is no assurance that the merger will be approved by Clear Channel’s shareholders or that the other conditions to the completion of the merger will be satisfied. In the event that the merger is not completed, Clear Channel may be subject to several risks, including the following:

•	the current market price of Clear Channel common stock may reflect a market assumption that the merger will occur and a failure to complete the merger could result in a decline in the market price of shares of Clear Channel common stock;

•	management’s attention from Clear Channel’s day-to-day business may be diverted;

•	uncertainties with regard to the merger may adversely affect Clear Channel’s relationships with its employees, vendors and customers; and

•	Clear Channel may be required to pay significant transactions costs related to the merger, including under certain circumstances, a termination fee of up to $500 million, as well as legal, accounting and other fees of the Sponsors, up to a maximum of $150 million.

Uncertainties associated with the merger may cause a loss of employees. The ability to attract and retain experienced and skilled employees is one of the key drivers of our business and results.

The success of Holdings subsequent to the merger will depend in part upon the ability of Clear Channel to retain key employees. Competition for qualified personnel can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of the consummation of the merger or a desire not to remain with the business subsequent to the completion of the merger. Accordingly, Clear Channel may be unable to retain key personnel to the same extent that Clear Channel was able to do so in the past.

If you elect to receive Class A common stock of Holdings (or a combination of Class A common stock of Holdings and cash) and you hold Clear Channel common stock at a loss, you will not be able to recognize all or a portion of that loss for federal income tax purposes.

If you exchange Clear Channel common stock solely for Holdings Class A common stock, and you hold your Clear Channel common stock at a loss, you will not be able to recognize any portion of that loss for federal income tax purposes. If you exchange Clear Channel common stock held at a loss for a combination of Holdings Class A common stock and cash, you will be treated as having exchanged a portion of your Clear Channel common stock for Holdings Class A common stock and cash, and you will not be able to recognize your loss for federal income tax purposes to the extent that you are deemed to have disposed of your Clear Channel common stock in this manner. See “Material United States Federal Income Tax Consequences” beginning on page 141 of this proxy statement/prospectus. Notwithstanding your election to exchange a certain number of your shares of Clear Channel common stock for Holdings Class A common stock, the number of shares of Class A common stock of Holdings that you ultimately receive will depend on several factors including the election of other holders of Clear Channel common stock and, therefore, is currently uncertain. If you receive any Class A common stock of Holdings in the merger, however, you will be deemed for federal income tax purposes to have exchanged more shares of Clear Channel common stock for Class A common stock of Holdings and cash than the actual number of your shares of Clear Channel common stock that are accepted in the merger in exchange for Class A common stock of Holdings. This is because, in addition to actually exchanging Clear Channel common stock for Class A common stock of Holdings, you will be deemed to have exchanged Clear Channel common stock for your pro rata share of the cash merger consideration attributable to the Equity Financing. See “Financing” beginning on page 124 of this proxy statement/prospectus. Thus, you will be unable to recognize a loss for federal income tax purposes not only on your Clear Channel common stock actually exchanged for Class A common stock of Holdings, but also on your Clear Channel common stock that is deemed exchanged for cash attributable to the Equity Financing.

Risks Relating to Ownership of Holdings Class A Common Stock

Former Clear Channel shareholders who become stockholders of Holdings will be governed by the third amended and restated certificate of incorporation and the amended and restated by-laws of Holdings.

Clear Channel shareholders who receive Holdings Class A common stock in the merger will become Holdings stockholders, and their rights as stockholders will be governed by the third amended and restated certificate of incorporation and amended and restated bylaws of Holdings and Delaware corporate law. As a result, there will be material differences between the current rights of Clear Channel shareholders and the rights they can expect to have as Holdings stockholders. For example, under Delaware corporate law, the affirmative vote of the holders of a majority of the outstanding stock of the corporation is required to approve a merger, sale of all or substantially all of the assets of the corporation or an amendment to the corporation’s certificate of incorporation, while under Texas law, the affirmative vote of the holders of two-thirds of the outstanding stock of the corporation is required to approve the same actions. For a more detailed discussion of the material differences between the current rights of Clear Channel shareholders and the rights they can expect to have as Holdings stockholders see “Comparison of Shareholder Rights” on page 185 of this proxy statement/prospectus.

Entities affiliated with the Sponsors will control Holdings.

The holders of Holdings Class A common stock will not control Holdings. Upon completion of the merger, entities affiliated with the Sponsors will control the voting power of Holdings. As a consequence, entities affiliated with the Sponsors will have the power to elect all but two of Holdings’ directors, appoint new management and approve any action requiring the approval of the holders of Holdings’ capital stock, including adopting any amendments to Holdings’ third amended and restated certificate of incorporation, and approving mergers or sales of substantially all of Holdings’ capital stock or its assets. The directors elected by the Sponsors will have significant authority to effect decisions affecting the capital structure of Holdings, including, the issuance of additional capital stock, incurrence of additional indebtedness, the implementation of stock repurchase programs and the decision of whether or not to declare dividends. There can be no assurance that the business, financial and operational policies of Clear Channel in effect prior to the merger including, for example, Clear Channel’s business strategy, will continue after the merger. For additional information concerning the equity investments to be made in Holdings by the Fincos, see “Financing — Equity Financing.”

Because there has not been any public market for Holdings Class A common stock, the market price and trading volume of Holdings Class A common stock may be volatile, and holders of Holdings Class A common stock may not be able to sell shares of Holdings Class A common stock at or above $36.00 following the merger.

As Holdings is a newly formed corporation neither Clear Channel nor Holdings can predict the extent to which investor interest will lead to a liquid trading market in Holdings Class A common stock or whether the market price of Holdings Class A common stock will be volatile following the merger. The market price of Holdings Class A common stock could fluctuate significantly for many reasons, including, without limitation:

•	as a result of the risk factors listed in this proxy statement/prospectus;

•	actual or anticipated fluctuations in our operating results;

•	for reasons unrelated to operating performance, such as reports by industry analysts, investor perceptions, or negative announcements by our customers or competitors regarding their own performance;

•	regulatory changes that could impact Holdings’ or Clear Channel’s business; and

•	general economic and industry conditions.

Following the consummation of the merger, shares of Holdings capital stock will not be listed on a national securities exchange. It is anticipated that the shares of Holdings Class A common stock will be quoted on the Over-the-Counter Bulletin Board. The lack of an active market may impair the ability of investors in Holdings to sell their shares of Class A common stock at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of the shares of Holdings Class A common stock.

Holdings has the ability to terminate its Exchange Act reporting, if permitted by applicable law, two years after the completion of the merger.

Holdings is obligated by the merger agreement to use its reasonable efforts to continue to be a reporting company under the Exchange Act, and to continue to file periodic reports (including annual and quarterly reports) for at least two years after the completion of the merger. After such time, if Holdings were to cease to be a reporting company under the Exchange Act, and to the extent not required in connection with any other debt or equity securities of Clear Channel registered or required to be registered under the Exchange Act, the information now available to Clear Channel shareholders in the annual, quarterly and other reports required to be filed by Clear Channel with the SEC would not be available to them as a matter of right.

There is no assurance that you will ever receive cash dividends on the Holdings Class A common stock.

There is no guarantee that Holdings will ever pay cash dividends on the Holdings Class A common stock. The terms of the Financing Agreements restrict Holdings ability to pay cash dividends on the Holdings Class A common stock. In addition to those restrictions, under Delaware law, Holdings is permitted to pay cash dividends on its capital stock only out of its surplus, which in general terms means the excess of its net assets over the original aggregate par value of its stock. In the event Holdings has no surplus, it is permitted to pay these cash dividends out of its net profits for the year in which the dividend is declared or in the immediately preceding year. Accordingly, there is no guarantee that, if Holdings decides to pay cash dividends, Holdings will be able to pay you cash dividends on the Holdings Class A common stock. Also, even if Holdings is not prohibited from paying cash dividends by the terms of its debt or by law, other factors such as the need to reinvest cash back into Holdings’ operations may prompt Holdings’ board of directors to elect not to pay cash dividends.

The incurrence of indebtedness to pay the cash portion of the Merger Consideration will significantly increase Clear Channel’s interest expense, financial leverage and debt service requirements.

Clear Channel, some of its subsidiaries and Clear Channel Capital I, LLC, which will be the direct parent company of Clear Channel upon the consummation of the merger, will, at the closing of the merger, have executed and delivered a joinder and become a party under a senior secured credit facility and a receivables based credit facility and have executed and delivered a purchase agreement for the purchase and sale of new senior notes to finance the cash consideration to be paid to the shareholders of Clear Channel in the merger, to refinance certain existing indebtedness, to pay related fees, costs and expenses and to provide for working capital requirements. Upon completion of the merger and related financings (whether as described herein or otherwise), Holdings will have consolidated indebtedness that will be substantial in relation to its shareholders’ equity and substantially greater than Clear Channel’s pre-merger indebtedness. As of March 31, 2008, on a pro forma basis, upon consummation of the merger and the related transactions, it is anticipated that Holdings would have had consolidated indebtedness of approximately $19.9 billion. Holdings’ pro forma ratio of indebtedness to total capital at March 31, 2008 would have been 7.5. The pro forma ratios of earnings to fixed charges of Holdings at March 31, 2008 and December 31, 2007 would have been 0.64 and 0.95. These ratios were computed using actual results for the periods and include the financing effects on a pro forma basis.

The increased indebtedness and substantially higher debt-to-cash flow ratio of the combined business of Holdings and Clear Channel could have negative consequences for Holdings and Clear Channel, including without limitation:

•	making it more difficult to make payments on indebtedness as they become due;

•	requiring a substantial portion of Clear Channel’s cash flow to be dedicated to the payment of principal and interest on indebtedness (with the minimum average annual amount during the first five years after the consummation of the merger anticipated to be at least $2.2 billion based on assumptions set forth under “Notes to Unaudited Pro Forma Condensed Consolidated Financial Data” beginning on page 52 of this proxy statement/prospectus and under “Contractual Obligations: Indebtedness and Dividend Policy Following the Merger” beginning on page 58 of this proxy statement/prospectus), thereby reducing cash available for other purposes, including to fund operations and capital expenditures, invest in new technology and pursue other business opportunities;

•	limiting Holdings’ and Clear Channel’s liquidity and operational flexibility and limiting Holdings’ and Clear Channel’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	limiting Holdings’ and Clear Channel’s ability to adjust to changing economic, business and competitive conditions;

•	requiring Holdings and Clear Channel to consider deferring planned capital expenditures, reducing discretionary spending, selling assets, restructuring existing indebtedness or deferring acquisitions or other strategic opportunities;

•	limiting Holdings’ and Clear Channel’s ability to refinance any of its indebtedness or increasing the cost of any such financing in any downturn in its operating performance or decline in general economic condition;

•	exposing Holdings and Clear Channel to the risk of increased interest rates as a substantial portion of Holdings’ and Clear Channel’s indebtedness will be at variable rates of interest; and

•	making Holdings and Clear Channel more vulnerable to a downturn in operating performance or a decline in general economic or industry conditions.

The terms of the Financing Agreements allow Clear Channel, under specified conditions, to incur further indebtedness, which heightens the foregoing risks. If Clear Channel’s compliance with its debt obligations materially hinders its ability to operate its business and adapt to changing industry conditions, Clear Channel may lose market share, its revenue may decline and its operating results may suffer.

In addition, the substantial leverage will have a negative effect on Holdings’ net income. For the fiscal year ended December 31, 2007, Holdings’ net loss from continuing operations on a pro forma basis, as adjusted to give effect to the merger and the debt financings, would have been $16.5 million, compared to Clear Channel’s historical net income from continuing operations of $792.7 million, and for the three months ended March 31, 2008, Holdings’ pro forma net loss from continuing operations would have been $49.8 million as compared to Clear Channel’s historical net income from continuing operations of $161.4 million for that period. Pro forma interest expense would have been $1,633.0 million for the year ended December 31, 2007 as compared to $451.9 million for the same period on a historical basis and, for the three months ended March 31, 2008, pro forma interest expense would have been $408.3 million as compared to $100.0 million on a historical basis.

After the merger is consummated, we expect that Holdings’ principal sources of liquidity will be cash flow from operations and borrowings under the revolving credit portion of its senior secured credit facilities. We anticipate that Holdings’ principal uses of liquidity will be to provide working capital, meet debt service requirements, finance capital expenditures and finance Holdings’ strategic plans. For a more detailed description of the debt financings Holdings expects to incur in the merger, see “Financing — Debt Financing” on page 125.

While Holdings believes that its cash flows will be sufficient to service its debt, there may be circumstances in which required payments of principal and/or interest on this new debt could adversely affect Holdings’ cash flows and operating results. If Holdings is unable to generate sufficient cash flow from operations in the future to service its debt, it may have to refinance all or a portion of its debt or to obtain additional financing. There can be no assurance that any refinancing of this kind would be possible or that any additional financing could be obtained. Since Holdings’ primary asset will be shares of Clear Channel common stock, any adverse impact on the cash flows and operating results of Clear Channel may have an adverse affect on the value of Holdings Class A common stock.

The documents governing Clear Channel’s indebtedness contain restrictions that limit Clear Channel’s flexibility in operating its business.

The definitive documentation governing Clear Channel’s debt financing arrangements following the consummation of the merger contain various covenants that limit Clear Channel’s ability to engage in specified types of transactions. These covenants limit the ability of Clear Channel and its subsidiaries to, among other things, incur or guarantee additional indebtedness, incur or permit liens, merge or consolidate with or into, another company, sell assets, pay dividends and other payments in respect its capital stock, including to redeem or repurchase its capital stock, make certain acquisitions and investments and enter into transactions with affiliates.

Clear Channel’s failure to comply with the covenants in the documents governing the terms of Clear Channel’s indebtedness could be an event of default and could accelerate the payment obligations and, in some cases, could affect other obligations with cross-default and cross-acceleration provisions.

In addition to covenants imposing restrictions on Clear Channel’s business and operations, Clear Channel’s senior secured credit facility includes covenants relating to financial ratios and tests. Clear Channel’s ability to comply with these covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any covenants set forth in Clear Channel’s definitive financing documentation would result in a default thereunder. An event of default would permit Clear Channel’s lenders and holders of its debt to declare all indebtedness owed them to be due and payable. Moreover, the lenders under the revolving credit portion of Clear Channel’s senior secured credit facilities would have the option to terminate any obligation to make further extensions of credit thereunder. If Clear Channel is unable to repay its obligations under any senior secured credit facilities or the receivables based credit facility, the lenders under such senior secured credit facilities or receivables based credit facility could proceed against any assets that were pledged to secure such senior secured credit facilities or receivables based credit facility. In addition, a default under Clear Channel’s definitive financing documentation could cause a default under other obligations of Clear Channel that are subject to cross-default and cross-acceleration provisions.

Holdings’ executive compensation program will not be finalized until after the merger.

While certain aspects of our general executive compensation programs and philosophies are set to be implemented upon consummation of the merger and while we have agreed to the forms of employment agreements that will be effective upon consummation of the merger for our Chief Executive Officer, President and Chairman Emeritus, our general executive compensation program as a whole will not be finalized until after we consummate the merger and will be subject to the review and approval of our compensation committee. See “Board of Directors and Management of Holdings — Compensation Discussion and Analysis.” While we anticipate that these programs and policies will cover our named executive officers (with certain enumerated exceptions) and we are designing the programs with an aim to motivate and retain employees, we cannot guarantee that the executive compensation programs and policies will cover all named executives or that these programs and policies will accomplish our goals of motivating and retaining our executives. If our executives are not satisfied with our compensation program or policies, they may not perform at their highest level or they may choose to leave Holdings. This would be detrimental to our business.

Risks Relating to Clear Channel’s Business

Clear Channel’s business is dependent upon the performance of on-air talent and program hosts, as well as Clear Channel’s management team and other key employees.

Clear Channel employs or independently contracts with several on-air personalities and hosts of syndicated radio programs with significant loyal audiences in their respective markets. Although Clear Channel had entered into long-term agreements with some of its key on-air talent and program hosts to protect its interests in those relationships, Clear Channel can give no assurance that all or any of these persons will remain with Clear Channel or will retain their audiences. Competition for these individuals is intense and many of these individuals are under no legal obligation to remain with Clear Channel. Our competitors may choose to extend offers to any of these individuals on terms which Clear Channel may be unwilling to meet. Furthermore, the popularity and audience loyalty of our key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty is beyond our control and could limit our ability to generate revenue.

Clear Channel’s business is also dependent upon the performance of its management team and other key employees. Although Clear Channel has entered into long-term agreements with some of these individuals, Clear Channel can give no assurance that all or any of its executive officers or key employees will remain with Clear Channel. Competition for these individuals is intense and many of Clear Channel’s key employees are at-will employees who are under no legal obligation to remain with Clear Channel. In addition, any or all of Clear Channel’s executive officers or key employees may decide to leave for a variety of personal or other reasons beyond Clear Channel’s control. The loss of members of Clear Channel’s management team or other key employees could have a negative impact on our business and results of operations.

Doing business in foreign countries creates certain risks not found in doing business in the United States.

Doing business in foreign countries carries with it certain risks that are not found in doing business in the United States. The risks of doing business in foreign countries that could result in losses against which Clear Channel are not insured include:

•	exposure to local economic conditions;

•	potential adverse changes in the diplomatic relations of foreign countries with the United States;

•	hostility from local populations;

•	the adverse effect of currency exchange controls;

•	restrictions on the withdrawal of foreign investment and earnings;

•	government policies against businesses owned by foreigners;

•	investment restrictions or requirements;

•	expropriations of property;

•	the potential instability of foreign governments;

•	the risk of insurrections;

•	risks of renegotiation or modification of existing agreements with governmental authorities;

•	foreign exchange restrictions;

•	withholding and other taxes on remittances and other payments by subsidiaries; and

•	changes in taxation structure.

Exchange rates may cause future losses in Clear Channel’s international operations.

Because Clear Channel owns assets in foreign countries and derives revenues from Clear Channel’s international operations, Clear Channel may incur currency translation losses due to changes in the values of foreign currencies and in the value of the U.S. dollar. Clear Channel cannot predict the effect of exchange rate fluctuations upon future operating results.

Extensive government regulation may limit Clear Channel’s broadcasting operations.

The federal government extensively regulates the domestic broadcasting industry, and any changes in the current regulatory scheme could significantly affect Clear Channel. Clear Channel’s broadcasting businesses depend upon maintaining broadcasting licenses issued by the FCC for maximum terms of eight years. Renewals of broadcasting licenses can be attained only through the FCC’s grant of appropriate applications. Although the FCC rarely denies a renewal application, the FCC could deny future renewal applications resulting in the loss of one or more of Clear Channel’s broadcasting licenses.

The federal communications laws limit the number of broadcasting properties Clear Channel may own in a particular area. While the Telecommunications Act of 1996 relaxed the FCC’s multiple ownership limits, any subsequent modifications that tighten those limits could make it impossible for Clear Channel to complete potential acquisitions or require Clear Channel to divest stations Clear Channel has already acquired. Most significantly, in June 2003 the FCC adopted a decision comprehensively modifying its media ownership rules. The modified rules significantly changed the FCC’s regulations governing radio ownership. Soon after their adoption, however, a federal court issued a stay preventing the implementation of the modified media ownership rules while it considered appeals of the rules by numerous parties (including Clear Channel). In a June 2004 decision, the court upheld the modified rules in certain respects, remanded them to the FCC for further justification in other respects, and left in place the stay on their implementation. In September 2004, the court partially lifted its stay on the modified radio ownership rules, putting into effect aspects of those rules that establish a new methodology for defining local radio markets and counting stations within those markets, limit Clear Channel’s ability to transfer intact combinations of stations that do not comply with the new rules, and require Clear Channel to terminate within two years certain of Clear Channel’s agreements whereby Clear Channel provides programming to or sell advertising on radio stations Clear Channel does not own. In June 2006, the FCC commenced its proceeding on remand of the modified media ownership rules. In December 2007, the FCC adopted a decision in that proceeding which made no changes to the local radio ownership rules currently in effect. The FCC also adopted rules to promote diversification of broadcast ownership. The media ownership rules, as modified by the FCC’s 2003 decision and by the FCC’s December 2007 actions are subject to various further FCC and court proceedings and recent and possible future actions by Congress. Clear Channel cannot predict the ultimate outcome of the media ownership proceeding or its effect on Clear Channel’s ability to acquire broadcast stations in the future, to complete acquisitions that Clear Channel has agreed to make, to continue to own and freely transfer groups of stations that Clear Channel has already acquired, or to continue Clear Channel’s existing agreements to provide programming to or sell advertising on stations Clear Channel does not own.

Clear Channel may be adversely affected by new statutes dealing with indecency.

Provisions of federal law regulate the broadcast of obscene, indecent or profane material. The FCC has substantially increased its monetary penalties for violations of these regulations. Congressional legislation enacted in 2006 provides the FCC with authority to impose fines of up to $325,000 per violation for the broadcast of such material. Clear Channel therefore faces increased costs in the form of fines for indecency violations, and cannot predict whether Congress will consider or adopt further legislation in this area.

Antitrust regulations may limit future acquisitions.

Additional acquisitions by Clear Channel of radio stations and outdoor advertising properties may require antitrust review by federal antitrust agencies and may require review by foreign antitrust agencies under the antitrust laws of foreign jurisdictions. Clear Channel can give no assurances that the U.S. Department of Justice (“DOJ”) or the Federal Trade Commission or foreign antitrust agencies will not seek to bar Clear Channel from acquiring additional radio stations or outdoor advertising properties in any market where Clear Channel already has a significant position. Following passage of the Telecommunications Act of 1996, the DOJ has become more aggressive in reviewing proposed acquisitions of radio stations, particularly in instances where the proposed acquiror already owns one or more radio station properties in a particular market and seeks to acquire another radio station in the same market. The DOJ has, in some cases, obtained consent decrees requiring radio station divestitures in a particular market based on allegations that acquisitions would lead to unacceptable concentration levels. The DOJ also actively reviews proposed acquisitions of outdoor advertising properties. In addition, the antitrust laws of foreign jurisdictions will apply if Clear Channel acquires international broadcasting properties.

Environmental, health, safety and land use laws and regulations may limit or restrict some of Clear Channel’s operations.

As the owner or operator of various real properties and facilities, especially in Clear Channel’s outdoor advertising operations, Clear Channel must comply with various foreign, federal, state and local environmental, health, safety and land use laws and regulations. Clear Channel and its properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances and employee health and safety as well as zoning restrictions. Historically, Clear Channel has not incurred significant expenditures to comply with these laws. However, additional laws, which may be passed in the future, or a finding of a violation of or liability under existing laws, could require Clear Channel to make significant expenditures and otherwise limit or restrict some of Clear Channel’s operations.

Government regulation of outdoor advertising may restrict Clear Channel’s outdoor advertising operations.

U.S. federal, state and local regulations have a significant impact on the outdoor advertising industry and Clear Channel’s outdoor advertising business. One of the seminal laws was The Highway Beautification Act of 1965 (“HBA”), which regulates outdoor advertising on the 306,000 miles of Federal-Aid Primary, Interstate and National Highway Systems (“controlled roads”). HBA regulates the size and location of billboards, mandates a state compliance program, requires the development of state standards, promotes the expeditious removal of illegal signs and requires just compensation for takings. Construction, repair, maintenance, lighting, upgrading, height, size, spacing and the location of billboards and the use of new technologies for changing displays, such as digital displays, are regulated by federal, state and local governments. From time to time, states and municipalities have prohibited or significantly limited the construction of new outdoor advertising structures and also permitted non-conforming structures to be rebuilt by third parties. Changes in laws and regulations affecting outdoor advertising at any level of government, including laws of the foreign jurisdictions in which Clear Channel operates, could have a significant financial impact on Clear Channel by requiring Clear Channel to make significant expenditures or otherwise limiting or restricting some of Clear Channel’s operations.

From time to time, certain state and local governments and third parties have attempted to force the removal of Clear Channel’s displays under various state and local laws, including condemnation and amortization. Amortization is the attempted forced removal of legal but non-conforming billboards (billboards which conformed with applicable zoning regulations when built, but which do not conform to current zoning regulations) or the commercial advertising placed on such billboards after a period of years. Pursuant to this concept, the governmental body asserts that just compensation is earned by continued operation of the billboard over time. Amortization is prohibited along all controlled roads and generally prohibited along non-controlled roads. Amortization has, however, been upheld along non-controlled roads in limited instances where provided by state and local law. Other regulations limit Clear Channel’s ability to rebuild, replace, repair, maintain and upgrade non-conforming displays. In addition, from time to time third parties or local governments assert that Clear Channel owns or operates displays that either are not properly permitted or otherwise are not in strict compliance with applicable law. Although Clear Channel believes that the number of Clear Channel’s billboards that may be subject to removal based on alleged noncompliance is immaterial, from time to time Clear Channel has been required to remove billboards for alleged noncompliance. Such regulations and allegations have not had a material impact on Clear Channel’s results of operations to date, but if Clear Channel is increasingly unable to resolve such allegations or obtain acceptable arrangements in circumstances in which Clear Channel’s displays are subject to removal, modification or amortization, or if there occurs an increase in such regulations or their enforcement, Clear Channel’s operating results could suffer.

A number of state and local governments have implemented or initiated legislative billboard controls, including taxes, fees and registration requirements in an effort to decrease or restrict the number of outdoor signs and/or to raise revenues. While these controls have not had a material impact on Clear Channel’s business and financial results to date, Clear Channel expects state and local governments to continue these efforts. The increased imposition of these controls and Clear Channel’s inability to pass on the cost of these items to Clear Channel’s clients could negatively affect Clear Channel’s operating income.

International regulation of the outdoor advertising industry varies by region and country, but generally limits the size, placement, nature and density of out-of-home displays. Significant international regulations include the Law of December 29, 1979 in France, the Town and Country Planning (Control of Advertisements) Regulations 1992 in the United Kingdom, and Règlement Régional Urbain de l’agglomération Bruxelloise in Belgium. These laws define issues such as the extent to which advertisements can be erected in rural areas, the hours during which illuminated signs may be lit and whether the consent of local authorities is required to place a sign in certain communities. Other regulations limit the subject matter and language of out-of-home displays. For instance, the United States and most European Union countries, among other nations, have banned outdoor advertisements for tobacco products. Clear Channel’s failure to comply with these or any future international regulations could have an adverse impact on the effectiveness of Clear Channel’s displays or their attractiveness to clients as an advertising medium and may require Clear Channel to make significant expenditures to ensure compliance. As a result, Clear Channel may experience a significant impact on Clear Channel’s operations, revenues, international client base and overall financial condition.

Additional restrictions on outdoor advertising of tobacco, alcohol and other products may further restrict the categories of clients that can advertise using Clear Channel’s products.

Out-of-court settlements between the major U.S. tobacco companies and all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and four other U.S. territories include a ban on the outdoor advertising of tobacco products. Other products and services may be targeted in the future, including alcohol products. Legislation regulating tobacco and alcohol advertising has also been introduced in a number of European countries in which Clear Channel conducts business and could have a similar impact. Any significant reduction in alcohol-related advertising due to content-related restrictions could cause a reduction in Clear Channel’s direct revenues from such advertisements and an increase in the available space on the existing inventory of billboards in the outdoor advertising industry.

Future acquisitions could pose risks.

Clear Channel may acquire media-related assets and other assets or businesses that Clear Channel believes will assist its customers in marketing their products and services. Clear Channel’s acquisition strategy involves numerous risks, including:

•	certain of Clear Channel’s acquisitions may prove unprofitable and fail to generate anticipated cash flows;

•	to successfully manage Clear Channel’s large portfolio of broadcasting, outdoor advertising and other properties, Clear Channel may need to:

•	recruit additional senior management as Clear Channel cannot be assured that senior management of acquired companies will continue to work for Clear Channel and, in this highly competitive labor market, Clear Channel cannot be certain that any of its recruiting efforts will succeed, and

•	expand corporate infrastructure to facilitate the integration of Clear Channel’s operations with those of acquired properties, because failure to do so may cause Clear Channel to lose the benefits of any expansion that it decides to undertake by leading to disruptions in Clear Channel’s ongoing businesses or by distracting its management;

•	entry into markets and geographic areas where Clear Channel has limited or no experience;

•	Clear Channel may encounter difficulties in the integration of operations and systems;

•	Clear Channel’s management’s attention may be diverted from other business concerns; and

•	Clear Channel may lose key employees of acquired companies or stations.

Clear Channel frequently evaluates strategic opportunities both within and outside Clear Channel’s existing lines of business. Clear Channel expects from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. These acquisitions or dispositions could be material.

Capital requirements necessary to implement strategic initiatives could pose risks.

The purchase price of possible acquisitions and/or other strategic initiatives could require additional debt or equity financing on Clear Channel’s part. Since the terms and availability of this financing depend to a large degree upon general economic conditions and third parties over which Clear Channel has no control, Clear Channel can give no assurance that it will obtain the needed financing or that it will obtain such financing on attractive terms. In addition, Clear Channel’s ability to obtain financing depends on a number of other factors, many of which are also beyond Clear Channel’s control, such as interest rates and national and local business conditions. If the cost of obtaining needed financing is too high or the terms of such financing are otherwise unacceptable in relation to the strategic opportunity Clear Channel is presented with, Clear Channel may decide to forego that opportunity. Additional indebtedness could increase Clear Channel’s leverage and make it more vulnerable to economic downturns and may limit Clear Channel’s ability to withstand competitive pressures.

Clear Channel faces intense competition in the broadcasting and outdoor advertising industries.

Clear Channel’s business segments are in highly competitive industries, and it may not be able to maintain or increase Clear Channel’s current audience ratings and advertising and sales revenues. Clear Channel’s radio stations and outdoor advertising properties compete for audiences and advertising revenues with other radio stations and outdoor advertising companies, as well as with other media, such as newspapers, magazines, television, direct mail, satellite radio and Internet based media, within their respective markets. Audience ratings and market shares are subject to change, which could have the effect of reducing Clear Channel’s revenues in that market. Clear Channel’s competitors may develop services or advertising media that are equal or superior to those Clear Channel provides or that achieves greater market acceptance and brand recognition than Clear Channel achieves. It is possible that new competitors may emerge and rapidly acquire significant market share in any of Clear Channel’s business segments. An increased level of competition for advertising dollars may lead to lower advertising rates as Clear Channel attempts to retain customers or may cause Clear Channel to lose customers to Clear Channel’s competitors who offer lower rates that Clear Channel is unable or unwilling to match;

Clear Channel’s financial performance may be adversely affected by certain variables which are not in Clear Channel’s control.

Certain variables that could adversely affect Clear Channel’s financial performance by, among other things, leading to decreases in overall revenues, the numbers of advertising customers, advertising fees, or profit margins include:

•	unfavorable economic conditions, both general and relative to the radio broadcasting, outdoor advertising and all related media industries, which may cause companies to reduce their expenditures on advertising;

•	unfavorable shifts in population and other demographics which may cause Clear Channel to lose advertising customers as people migrate to markets where Clear Channel has a smaller presence, or which may cause advertisers to be willing to pay less in advertising fees if the general population shifts into a less desirable age or geographical demographic from an advertising perspective;

•	an increased level of competition for advertising dollars, which may lead to lower advertising rates as Clear Channel attempts to retain customers or which may cause Clear Channel to lose customers to Clear Channel’s competitors who offer lower rates that Clear Channel is unable or unwilling to match;

•	unfavorable fluctuations in operating costs which Clear Channel may be unwilling or unable to pass through to Clear Channel customers;

•	technological changes and innovations that Clear Channel is unable to adopt or is late in adopting that offer more attractive advertising or listening alternatives than what Clear Channel currently offers, which may lead to a loss of advertising customers or to lower advertising rates;

•	the impact of potential new royalties charged for terrestrial radio broadcasting which could materially increase Clear Channel’s expenses;

•	unfavorable changes in labor conditions which may require Clear Channel to spend more to retain and attract key employees; and

•	changes in governmental regulations and policies and actions of federal regulatory bodies which could restrict the advertising media which Clear Channel employs or restrict some or all of Clear Channel’s customers that operate in regulated areas from using certain advertising media, or from advertising at all.

New technologies may affect Clear Channel’s broadcasting operations.

Clear Channel’s broadcasting businesses face increasing competition from new broadcast technologies, such as broadband wireless and satellite television and radio, and new consumer products, such as portable digital audio players and personal digital video recorders. These new technologies and alternative media platforms compete with Clear Channel radio stations for audience share and advertising revenue, and in the case of some products, allow listeners and viewers to avoid traditional commercial advertisements. The FCC has also approved new technologies for use in the radio broadcasting industry, including the terrestrial delivery of digital audio broadcasting, which significantly enhances the sound quality of radio broadcasts. Clear Channel has converted approximately 441 of Clear Channel’s radio stations to digital broadcasting. Clear Channel is unable to predict the effect such technologies and related services and products will have on Clear Channel’s broadcasting operations, but the capital expenditures necessary to implement such technologies could be substantial and other companies employing such technologies could compete with Clear Channel’s businesses.

Clear Channel may be adversely affected by a general deterioration in economic conditions.

The risks associated with Clear Channel’s businesses become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in advertising. A decline in the level of business activity of Clear Channel’s advertisers could have an adverse effect on Clear Channel’s revenues and profit margins. During economic slowdowns in the United States, many advertisers have reduced their advertising expenditures. The impact of slowdowns on Clear Channel’s business is difficult to predict, but they may result in reductions in purchases of advertising.

Clear Channel may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks.

The occurrence of extraordinary events, such as terrorist attacks, intentional or unintentional mass casualty incidents or similar events may substantially decrease the use of and demand for advertising, which may decrease Clear Channel’s revenues or expose it to substantial liability. The September 11, 2001 terrorist attacks, for example, caused a nationwide disruption of commercial activities. As a result of the expanded news coverage following the attacks and subsequent military actions, Clear Channel experienced a loss in advertising revenues and increased incremental operating expenses. The occurrence of future terrorist attacks, military actions by the United States, contagious disease outbreaks or similar events cannot be predicted, and their occurrence can be expected to further negatively affect the economies of the United States and other foreign countries where Clear Channel does business generally, specifically the market for advertising.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

Clear Channel Summary Historical Consolidated Financial Data

The following sets forth summary historical consolidated financial data for Clear Channel as of and for the five years ended December 31, 2007, and as of and for the three month periods ended March 31, 2008 and 2007. The summary historical consolidated financial data as of and for the five years ended December 31, 2007 are derived from audited consolidated financial statements and related notes of Clear Channel incorporated by reference in this proxy statement/prospectus. The financial data has been revised to reflect, for all periods presented, the reclassification of the assets, liabilities, revenues and expenses of Clear Channel’s television business and certain radio stations as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. The summary historical consolidated financial data as of and for the three month periods ended March 31, 2008 and 2007 are derived from unaudited consolidated financial statements and related notes incorporated by reference in this proxy statement/prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which Clear Channel considers necessary for a fair presentation of its consolidated financial position and its consolidated results of operations for these periods. Due to seasonality and other factors, operating results for the three month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008.

Acquisitions and dispositions significantly impact the comparability of the historical consolidated financial data reflected in this financial data. This information is only a summary and you should read the information presented below in conjunction with Clear Channel’s historical consolidated financial statements and related notes incorporated by reference into this proxy statement/prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Clear Channel’s annual and quarterly reports incorporated by reference into this proxy statement/prospectus, which qualify the information presented below in its entirety. See “Where You Can Find Additional Information” on page 196.

						Three Months Ended
	Year Ended December 31,					March 31,
	2007(1)	2006(2)	2005	2004	2003	2008	2007
						(Unaudited)	(Unaudited)
	(In thousands)

Statement of Operations:
Revenue	$6,921,202	$6,567,790	$6,126,553	$6,132,880	$5,786,048	$1,564,207	$1,505,077
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	2,733,004	2,532,444	2,351,614	2,216,789	2,024,442	705,947	627,879
Selling, general and administrative expenses (excludes depreciation and amortization)	1,761,939	1,708,957	1,651,195	1,644,251	1,621,599	426,381	416,319
Depreciation and amortization	566,627	600,294	593,477	591,670	575,134	152,278	139,685
Corporate expenses (excludes depreciation and amortization)	181,504	196,319	167,088	163,263	149,697	46,303	48,150
Merger expenses	6,762	7,633	—	—	—	389	1,686
Gain on disposition of assets — net	14,113	71,571	49,656	43,040	7,377	2,097	6,947

Operating income	1,685,479	1,593,714	1,412,835	1,559,947	1,422,553	235,006	278,305
Interest expense	451,870	484,063	443,442	367,511	392,215	100,003	118,077
Gain (loss) on marketable securities	6,742	2,306	(702)	46,271	678,846	6,526	395
Equity in earnings of nonconsolidated affiliates	35,176	37,845	38,338	22,285	20,669	83,045	5,264
Other income (expense) — net	5,326	(8,593)	11,016	(30,554)	20,407	11,787	(12)

						Three Months Ended
	Year Ended December 31,					March 31,
	2007(1)	2006(2)	2005	2004	2003	2008	2007
						(Unaudited)	(Unaudited)
	(In thousands)

Income before income taxes, minority interest, discontinued operations and cumulative effect of a change in accounting principle	1,280,853	1,141,209	1,018,045	1,230,438	1,750,260	236,361	165,875
Income tax expense	441,148	470,443	403,047	471,504	753,564	66,581	70,466
Minority interest expense, net of tax	47,031	31,927	17,847	7,602	3,906	8,389	276

Income before discontinued operations and cumulative effect of a change in accounting principle	792,674	638,839	597,151	751,332	992,790	161,391	95,133
Income from discontinued operations, net(3)	145,833	52,678	338,511	94,467	152,801	638,262	7,089

Income before cumulative effect of a change in accounting principle	938,507	691,517	935,662	845,799	1,145,591	799,653	102,222
Cumulative effect of a change in accounting principle, net of tax of, $2,959,003 in 2004(4)	—	—	—	(4,883,968)	—	—	—

Net income (loss)	$938,507	$691,517	$935,662	$(4,038,169)	$1,145,591	$799,653	$102,222

Net income (loss) per common share:
Basic:
Income before discontinued operations and cumulative effect of a change in accounting principle	$1.60	$1.27	$1.09	$1.26	$1.61	$.33	$.19
Discontinued operations	.30	.11	.62	.16	.25	1.29	.02

Income before cumulative effect of a change in accounting principle	1.90	1.38	1.71	1.42	1.86	1.62	.21
Cumulative effect of a change in accounting principle	—	—	—	(8.19)	—	—	—

Net income (loss)	$1.90	$1.38	$1.71	$(6.77)	$1.86	$1.62	$.21

Diluted:
Income before discontinued operations and cumulative effect of a change in accounting principle	$1.60	$1.27	$1.09	$1.26	$1.60	$.32	$.19
Discontinued operations	.29	.11	.62	.15	.25	1.29	.02

Income before cumulative effect of a change in accounting principle	1.89	1.38	1.71	1.41	1.85	1.61	.21
Cumulative effect of a change in accounting principle	—	—	—	(8.16)	—	—	—

Net income (loss)	$1.89	$1.38	$1.71	$(6.75)	$1.85	$1.61	$.21

Dividends declared per share	$.75	$.75	$.69	$.45	$.20	$—	$.1875

	December 31,					March 31,
	2007	2006	2005	2004	2003	2008	2007
						(Unaudited)	(Unaudited)
	(In thousands)

Balance Sheet Data:
Current assets	$2,294,583	$2,205,730	$2,398,294	$2,269,922	$2,185,682	$2,679,319	$2,065,806
Property, plant and equipment — net, including discontinued operations(5)	3,215,088	3,236,210	3,255,649	3,328,165	3,476,900	3,090,228	3,188,918
Total assets	18,805,528	18,886,455	18,718,571	19,959,618	28,352,693	19,053,211	18,686,330
Current liabilities	2,813,277	1,663,846	2,107,313	2,184,552	1,892,719	2,298,917	1,815,182
Long-term debt, net of current maturities	5,214,988	7,326,700	6,155,363	6,941,996	6,898,722	5,072,000	6,862,109
Shareholders’ equity	8,797,491	8,042,341	8,826,462	9,488,078	15,553,939	9,661,909	8,128,722

(1)	Effective January 1, 2007, Clear Channel adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. In accordance with the provisions of FIN 48, the effects of adoption were accounted for as a cumulative-effect adjustment recorded to the balance of retained earnings on the date of adoption.

(2)	Effective January 1, 2006, Clear Channel adopted FASB Statement No. 123(R), Share-Based Payment. In accordance with the provisions of Statement 123(R), Clear Channel elected to adopt the standard using the modified prospective method.

(3)	Includes the results of operations of Clear Channel’s live entertainment and sports representation businesses, which Clear Channel spun-off on December 21, 2005, Clear Channel’s television business which Clear Channel disposed of on March 14, 2008 and certain of Clear Channel’s non-core radio stations.

(4)	Clear Channel recorded a non-cash charge of $4.9 billion, net of deferred taxes of $3.0 billion, as a cumulative effect of a change in accounting principle during the fourth quarter of 2004 as a result of the adoption of EITF Topic D-108, Use of the Residual Method to Value Acquired Assets other than Goodwill.

(5)	Excludes the property, plant and equipment — net of Clear Channel’s live entertainment and sports representation businesses, which Clear Channel spun-off on December 21, 2005.

Unaudited Pro Forma Condensed Consolidated Financial Data

The following unaudited pro forma condensed consolidated financial data has been derived by the application of pro forma adjustments to Clear Channel’s audited historical consolidated financial statements for the year ended December 31, 2007 and Clear Channel’s unaudited historical consolidated financial statements for the three months ended March 31, 2008.

The following unaudited pro forma condensed consolidated financial data gives effect to the merger which will be accounted for as a purchase in conformity with Statement of Financial Accounting Standards No. 141, Business Combinations (“Statement 141”), and Emerging Issues Task Force Issue 88-16, Basis in Leveraged Buyout Transactions (“EITF 88-16”). As a result of the potential continuing ownership in Holdings by certain members of Clear Channel’s management and large shareholders, Holdings expects to allocate a portion of the consideration to the assets and liabilities at their respective fair values with the remaining portion recorded at the continuing shareholders’ historical basis. The pro forma adjustments are based on the preliminary assessments of allocation of the consideration paid using information available to date and certain assumptions believed to be reasonable. The allocation will be determined following the close of the merger based on a formal valuation analysis and will depend on a number of factors, including: (i) the final valuation of Clear Channel’s assets and liabilities as of the effective time of the merger, (ii) the number of equity securities which are subject to agreements between certain officers or employees of Clear Channel and Holdings pursuant to which such shares or options are to be converted into equity securities of Holdings in the merger, (iii) the identity of the shareholders who elect to receive Stock Consideration in the merger and the number of shares of Holdings Class A common stock allocated to them, after giving effect to the 30% aggregate cap and 11,111,112 share individual cap governing the Stock Election, (iv) the extent to which

Holdings determines that Additional Equity Consideration is needed, and (v) the historical basis of continuing ownership under EITF 88-16. Differences between the preliminary and final allocation may have a material impact on amounts recorded for total assets, total liabilities, shareholders’ equity and income (loss). For purposes of the unaudited pro forma condensed consolidated financial data, the management of Holdings has assumed that the fair value of equity after the merger is $3.4 billion. Based on the commitments of certain affiliated shareholders and discussions with certain other large shareholders that could materially impact the EITF 88-16 calculation, management assumed that Clear Channel shareholders will elect to receive Stock Consideration with a value of approximately $658.9 million in connection with the merger and an additional $390.1 million of Stock Consideration will be distributed as Additional Equity Consideration. Based on these assumptions, it is anticipated that 9.9% of each asset and liability will be recorded at historic carryover basis and 90.1% at fair value. For purposes of the pro forma adjustment, the historical book basis of equity was used as a proxy for historical or predecessor basis of the control group’s ownership. The actual predecessor basis will be used, to the extent practicable, in the final purchase adjustments.

The unaudited pro forma condensed consolidated balance sheet was prepared based upon the historical consolidated balance sheet of Clear Channel, adjusted to reflect the merger as if it had occurred on March 31, 2008.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2007 and the three months ended March 31, 2008 were prepared based upon the historical consolidated statements of operations of Clear Channel, adjusted to reflect the merger as if it had occurred on January 1, 2007.

The unaudited pro forma condensed consolidated statements of operations do not reflect nonrecurring charges that have been or will be incurred in connection with the merger, including (i) compensation charges of $44.0 million for the acceleration of vesting of stock options and restricted shares, (ii) certain non-recurring advisory and legal costs of $204.0 million, and (iii) costs for the early redemption of certain Clear Channel debt of $51.9 million. In addition, Clear Channel currently anticipates approximately $311.0 million will be used to fund certain liabilities and post closing transactions. These funds will be provided through either additional equity contributions from the Sponsors or their affiliates or Clear Channel’s available cash balances.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and the notes thereto of Clear Channel included in this proxy statement/prospectus and the other financial information included herein.

The unaudited pro forma condensed consolidated data is not necessarily indicative of the actual results of operations or financial position had the above described transactions occurred on the dates indicated, nor are they necessarily indicative of future operating results or financial position.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2008

	Clear Channel	Transaction
	Historical	Adjustments		Pro Forma
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$602,112	$(168,897	)(G)	$433,215
Accounts receivable, net	1,681,514	—		1,681,514
Prepaid expenses	125,387	—		125,387
Other current assets	270,306	43,015	(A),(B)	313,321

Total Current Assets	$2,679,319	$(125,882)		$2,553,437
Property, plant & equipment, net	3,074,741	148,701	(A)	3,223,442
Property, plant and equipment from discontinued operations, net	15,487	4,482	(A)	19,969
Definite-lived intangibles, net	489,542	437,067	(A)	926,609
Indefinite-lived intangibles — licenses	4,213,262	2,420,063	(A)	6,633,325
Indefinite-lived intangibles — permits	252,576	2,954,805	(A)	3,207,381
Goodwill	7,268,059	3,246,222	(A)	10,514,281
Goodwill and intangible assets from discontinued operations, net	31,889	3,263	(A)	35,152
Other assets:
Notes receivable	11,630	—		11,630
Investments in, and advances to, nonconsolidated affiliates	296,481	221,897	(A)	518,378
Other assets	361,281	134,826	(A),(B)	496,107
Other investments	351,216	—		351,216
Other assets from discontinued operations	7,728	—		7,728

Total Assets	$19,053,211	$9,445,444		$28,498,655

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued expenses and accrued interest	$1,037,592	$—		$1,037,592
Current portion of long-term debt	869,631	—		869,631
Deferred income	242,861	—		242,861
Accrued income taxes	148,833	—		148,833

Total Current Liabilities	2,298,917	—		2,298,917
Long-term debt	5,072,000	13,919,095	(A),(C)	18,991,095
Other long-term obligations	167,775	—		167,775
Deferred income taxes	830,937	2,576,190	(A),(D)	3,407,127
Other long-term liabilities	560,945	(31,761	)(A),(E)	529,184
Minority interest	460,728	—		460,728
Shareholders’ equity
Common Stock	49,817	(49,817	)(F)	—
Class A common stock, par $.001 per share, 30.6 million shares authorized	—	32		32
Class B and C common stock, par $.001 per share, 71.4 million shares authorized	—	70		70
Additional paid-in capital	26,871,648	(24,227,921	)(F)	2,643,727	(G)
Retained deficit	(17,689,490)	17,689,490	(F)	—
Accumulated other comprehensive income	436,544	(436,544	)(F)	—
Cost of shares held in treasury	(6,610)	6,610	(F)	—

Total Shareholders’ Equity	9,661,909	(7,018,080	)(F)	2,643,829	(G)

Total Liabilities and Shareholders’ Equity	$19,053,211	$9,445,444		$28,498,655

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

	Clear Channel	Transaction
	Historical	Adjustments		Pro Forma
	(In thousands)

Revenue	$6,921,202	$—		$6,921,202
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	2,733,004	—		2,733,004
Selling, general and administrative expenses (excludes depreciation and amortization)	1,761,939	—		1,761,939
Depreciation and amortization	566,627	115,324	(H)	681,951
Corporate expenses (excludes depreciation and amortization)	181,504	9,729	(K)	191,233
Merger expenses	6,762	(6,762	)(J)	—
Gain on disposition of assets — net	14,113	—		14,113

Operating income (loss)	1,685,479	(118,291)		1,567,188
Interest expense	451,870	1,181,169	(I)	1,633,039
Gain on marketable securities	6,742	—		6,742
Equity in earnings of nonconsolidated affiliates	35,176	—		35,176
Other income (expense) — net	5,326	—		5,326

Income (loss) before income taxes and minority interest	1,280,853	(1,299,460)		(18,607)
Income tax (expense) benefit	(441,148)	490,238	(D)	49,090
Minority interest expense, net of tax	47,031	—		47,031

Income (loss) from continuing operations	$792,674	$(809,222)		$(16,548)

Basic EPS:
Income (loss) from continuing operations	1.60		(L)	(.17)
Diluted EPS:
Income (loss) from continuing operations	1.60		(L)	(.17)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS THREE MONTHS ENDED MARCH 31, 2008

	Clear Channel	Transaction
	Historical	Adjustments		Pro Forma
	(In thousands)

Revenue	$1,564,207	$—		$1,564,207
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	705,947	—		705,947
Selling, general and administrative expenses (excludes depreciation and amortization)	426,381	—		426,381
Depreciation and amortization	152,278	28,831	(H)	181,109
Corporate expenses (excludes depreciation and amortization)	46,303	2,432	(K)	48,735
Merger expenses	389	(389	)(J)	—
Gain on disposition of assets — net	2,097	—		2,097

Operating income (loss)	235,006	(30,874)		204,132
Interest expense	100,003	308,313	(I)	408,316
Gain on marketable securities	6,526	—		6,526
Equity in earnings of nonconsolidated affiliates	83,045	—		83,045
Other income (expense) — net	11,787	—		11,787

Income (loss) before income taxes and minority interest	236,361	(339,187)		(102,826)
Income tax (expense) benefit	(66,581)	128,002	(D)	61,421
Minority interest expense, net of tax	8,389	—		8,389

Income (loss) from continuing operations	$161,391	$(211,185)		$(49,794)

Basic EPS:
Income (loss) from continuing operations	.33		(L)	(.52)
Diluted EPS:
Income (loss) from continuing operations	.32		(L)	(.52)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The unaudited pro forma condensed consolidated financial data includes the following pro forma assumptions and adjustments.

(A) The pro forma adjustments include the fair value adjustments to assets and liabilities in accordance with Statement 141 and the historical basis of the continuing shareholders of the “control group” in accordance with EITF 88-16. The control group under EITF 88-16 includes members of management of Clear Channel who exchange pre-merger Clear Channel equity securities for shares of capital stock of Holdings and greater than 5% shareholders whose ownership has increased as a result of making a stock election in the merger. Based upon information currently available to Clear Channel, it is anticipated that the continuing aggregate ownership of the control group will be approximately 9.9%. However, the actual continuing aggregate ownership of the control group will not be determinable until after the consummation of the merger and will depend on a number of factors including the identity of the shareholders who elect to receive Stock Consideration and the actual fair value of equity after the merger.

The following table shows (i) the impact of the currently anticipated continuing aggregate ownership by the control group and (ii) the impact of each 100 basis point change in the continuing aggregate ownership by the control group on the pro forma balances of Holdings’ definite-lived intangibles, indefinite-lived intangibles, goodwill, total assets and total shareholders’ equity at March 31, 2008 and income (loss) from continuing operations for the year ended December 31, 2007 and the three months ended March 31, 2008.

Control Group Continuing Ownership

		100 bps	100 bps
	9.9%	Increase	Decrease
	(In thousands)

Definite-lived intangibles, net	$926,609	$(4,851)	$4,851
Indefinite-lived intangibles — licenses	6,633,325	(26,859)	26,859
Indefinite-lived intangibles — permits	3,207,381	(32,795)	32,795
Goodwill	10,514,281	(33,388)	33,388
Total assets	28,498,655	(102,093)	102,093
Total shareholders’ equity	2,643,829	(82,664)	82,664
Income (loss) from continuing operations for the year ended December 31, 2007	(16,548)	2,071	(2,071)
Income (loss) from continuing operations for the three months ended March 31, 2008	(49,794)	518	(518)

For purposes of the pro forma adjustments, the historical book basis of equity was used as a proxy for historical or predecessor basis of the control group’s ownership. The actual predecessor basis will be used, to the extent practicable, in the final purchase adjustments.

A summary of the merger is presented below:

(In thousands)

Consideration for Equity(i)	$17,928,262
Rollover of restricted stock awards	13,567
Estimated transaction costs	235,359

Total Consideration	18,177,188
Less: Net assets acquired	9,661,909
Less: Adjustment for historical carryover basis per EITF 88-16	818,369

Excess Consideration to Be Allocated	$7,696,910

Allocation:
Fair Value Adjustments:
Other current assets(B)	$(4,108)
Property, plant and equipment, net	148,701
Property, plant and equipment from discontinued operations, net	4,482
Definite-lived intangibles(ii)	437,067
Indefinite-lived intangibles — Licenses(iii)	2,420,063
Indefinite-lived intangibles — Permits(iii)	2,954,805
Goodwill and intangible assets from discontinued operations, net	3,263
Investments in, and advances to, nonconsolidated affiliates	221,897
Other assets(B)	(162,736)
Long-term debt(C)	931,310
Deferred income taxes recorded for fair value adjustments to assets and liabilities(D)	(2,576,190)
Other long term liabilities(E)	31,761
Termination of interest rate swaps(C)	40,373
Goodwill(iv)	3,246,222

Total Adjustments	$7,696,910

(i)	Consideration for equity:

Total shares outstanding(1)	498,007
Multiplied by: Price per share(2)	$36.00

$17,928,262

(1)	Total shares outstanding include 836.8 thousand equivalent shares subject to employee stock options.

(2)	Price per share is assumed to be $36.00 per share, which is equal to the amount of the Cash Consideration.

(ii)	Identifiable intangible assets acquired subject to amortization includes contracts amortizable over a weighted average amortization period of approximately 5.1 years.

(iii)	The licenses and permits were deemed to be indefinite-lived assets that can be separated from any other asset, do not have legal, regulatory, contractual, competitive, economic, or other factors that limit the useful lives and require no material levels of maintenance to retain their cash flows. As such, licenses and permits are not currently subject to amortization. Annually, the licenses and permits will be reviewed for impairment and useful lives evaluated to determine whether facts and circumstances continue to support an indefinite life for these assets.

(iv)	The pro forma adjustment to goodwill consists of:

Removal of historical goodwill	$(7,268,059)
Goodwill arising from the merger	10,514,281

$3,246,222

(B) These pro forma adjustments record the deferred loan costs of $344.7 million arising from the debt issued in conjunction with the merger, the removal of historical deferred loan costs, and adjustments for the liquidation of assets for a non-qualified employee benefit plan required upon a change of control as a result of the merger.

(C) This pro forma adjustment reflects long-term debt to be issued in connection with the merger and the fair value adjustments to existing Clear Channel long-term debt.

Total debt to be redeemed(i)	$(1,519,860)
Issuance of debt in merger(ii)	16,410,638
Fair value adjustment ($1,047,090 related to Clear Channel senior notes less $12,119 related to other fair value adjustments and $103,661 related to historical carryover basis per EITF 88-16)	(931,310)
Less: termination of interest rate swaps in connection with the merger	(40,373)

Debt adjustment ($13,919,095 long-term less $0 current portion)	$13,919,095

(i)	Total Debt to be Redeemed:

Clear Channel bank credit facilities(1)	$125,000
Clear Channel 7.650% senior notes due 2010	750,000
AMFM Operating Inc. 8% senior notes due 2008	644,860

Total	$1,519,860

(1)	Pro forma balance of $125 million on Clear Channel bank credit facilities reflects the June 15, 2008 maturity of the Clear Channel 6.625% senior notes.

(ii)	Issuance of Debt in the Merger:

Senior secured credit facilities:
Revolving credit facility
Domestic based borrowing	$—
Foreign subsidiary borrowings	80,000
Term loan A facility	1,425,000
Term loan B facility	10,700,000
Term loan C — asset sale facility	705,638
Delayed draw term loan facility	750,000
Receivables based facility	440,000
Senior Cash Pay Notes due 2016	980,000
Senior Toggle Notes due 2016	1,330,000

Total	$16,410,638

Our senior secured credit facilities will provide for a $2.0 billion 6-year revolving credit facility, of which $150 million will be available in alternative currencies. We will have the ability to designate one or more of our foreign restricted subsidiaries as borrowers under a foreign currency sublimit of the revolving credit facility. Consistent with our international cash management practices, at or promptly after the closing of the transactions contemplated by the merger agreement, we expect one of our foreign subsidiaries to borrow $80 million under the revolving credit facility’s sublimit for foreign based subsidiary borrowings to refinance our existing foreign subsidiary intercompany borrowings. The foreign based borrowings allow us to efficiently manage our liquidity needs in local countries mitigating foreign exchange exposure and cash movement among different tax jurisdictions. Based on estimated cash levels (including estimated cash levels of our foreign subsidiaries), we do not expect to borrow any additional amounts under the revolving credit facility at the closing of the transactions contemplated by the merger agreement.

The aggregate amount of the 6-year term loan A facility will be the sum of $1.115 billion plus the excess of $750 million over the borrowing base availability under our receivables based facility on the closing of the transactions contemplated by the merger agreement. The aggregate amount of our receivables based facility will correspondingly be reduced by the excess of $750 million over the borrowing base availability on the closing of the transactions contemplated by the merger agreement. Assuming that the borrowing base availability under the receivables based facility is $440 million, the term loan A facility would be $1.425 billion and the aggregate receivables based facility (without regard to borrowing base limitations) would be $690 million. However, our actual borrowing base availability may be greater or less than this amount.

Our senior secured credit facilities will provide for a $10.7 billion 7.5-year term loan B facility.

Our senior secured credit facilities will provide for a $705.6 million 7.5-year term loan C — asset sale facility. To the extent specified assets are sold prior to the closing of the transactions contemplated by the merger agreement, actual borrowings under the term loan C — asset sale facility will be reduced by the net cash proceeds received therefrom. Proceeds from the sale of specified assets after closing will be applied to prepay the term loan C — asset sale facility (and thereafter to any remaining term loan facilities) without right of reinvestment under our senior secured credit facilities. In addition, if the net proceeds of any other asset sales are not reinvested, but instead applied to prepay the senior secured credit facilities, such proceeds would first be applied to the term loan C — asset sale facility and thereafter pro rata to the remaining term loan facilities.

Our senior secured facilities will provide for two 7.5-year delayed draw term loans aggregating $1.25 billion. Proceeds from the delayed draw 1 term loan, available in the aggregate amount of $750 million, can only be used to redeem any of our existing 7.65% senior notes due 2010. Proceeds from the delayed draw 2 term loan, available in the aggregate amount of $500 million, can only be used to redeem any of our existing 4.25% senior notes due 2009. At close, we expect to borrow all amounts available to us under the delayed draw 1 term loan in order to redeem substantially all of our outstanding 7.65% senior notes. We do not expect to borrow any amount available to us under the delayed draw 2 term loan at close. Any unused commitment to lend will expire on September 30, 2010 in the case of the delayed draw 1 term loan and on the second anniversary of the close date in the case of the delayed draw 2 term loan.

Our $1.0 billion receivables based facility will have availability that is limited by a borrowing base. We estimate that borrowing base availability under the receivables based facility at the closing of the transactions contemplated by the merger agreement will be $440 million, although our actual availability may be greater or less than our estimation.

Our senior cash pay notes will be issued at the closing of the transactions contemplated by the merger agreement, in the aggregate principal amount of $980 million and will mature eight years from the date of issuance. Interest on the senior cash pay notes will accrue at a rate of 10.75% per annum and will be paid semi-annually.

Our senior toggle notes will be issued at the closing of the transactions contemplated by the merger agreement, in the aggregate principal amount of $1.33 billion and will mature eight years from the date of issuance. Interest will be paid semi-annually and we may elect to pay all or 50% of such interest on the senior toggle notes in cash or by increasing the principal amount of the senior toggle notes or by issuing new senior toggle notes, such increase or issuance being paid in kind (PIK) interest. Interest on the senior toggle notes payable in cash will accrue at a rate of 11.00% per annum and PIK interest will accrue at a rate of 11.75% per annum.

(D) Deferred income taxes in the unaudited pro forma condensed consolidated balance sheet are recorded at the statutory rate in effect for the various tax jurisdictions in which Clear Channel operates. Deferred income tax liabilities increased $2.6 billion on the unaudited pro forma consolidated balance sheet primarily due to the fair value adjustments for licenses, permits and other intangibles, partially offset by adjustments for deferred tax assets from net operating losses generated by transaction costs associated with the merger.

The pro forma adjustment for income tax expense was determined using statutory rates for the year ended December 31, 2007, and three months ended March 31, 2008.

(E) This pro forma adjustment is for the fair value adjustment of an existing other long-term liability and the payment of $38.1 million for a non-qualified employee benefit plan required upon a change of control as a result of the merger.

(F) These pro forma adjustments eliminate the historical shareholders’ equity to the extent that it is not carryover basis for the control group under EITF 88-16 (90.1% eliminated with 9.9% at carryover basis).

(G) Pro forma shareholders’ equity was calculated as follows:

	(In thousands)

Fair value of shareholders’ equity at March 31, 2008		$17,928,262
Net cash proceeds from debt due to merger(i)		(14,479,631)

Fair value of equity after merger(ii)		$3,448,631

Pro forma shareholder’s equity under EITF 88-16
Fair value of equity after merger		$3,448,631
Less: 9.9% of fair value of equity after merger ($3,448,631 multiplied by 9.9)%	(341,414)
Plus: 9.9% of shareholders’ historical carryover basis (9,661,909 multiplied by 9.9)%	956,529
Less: Deemed dividend (14,479,631 multiplied by 9.9)%	(1,433,484)

Adjustment for historical carryover basis per EITF 88-16		(818,369)
Adjustment for rollover of restricted stock awards		13,567

Total pro forma shareholders’ equity under EITF 88-16(iii)		$2,643,829

(i)	Net increase in debt in merger:

Issuance of debt in merger	$16,410,638
Total debt redeemed	(1,519,860)
Total decrease in cash	168,897
Estimated transaction and loan costs	(580,044)

Total increase in debt due to merger	$14,479,631

(ii)	For purposes of the unaudited pro forma condensed consolidated financial data, the management of Holdings has assumed that the fair value of equity after the merger is $3.4 billion.

(iii)	Total pro forma shareholders’ equity under EITF 88-16:

Class A common stock, par value $.001 per share	$32
Class B and C common stock, par value $.001 per share	70
Additional paid-in capital	2,643,727

$2,643,829

(H) This pro forma adjustment is for the additional depreciation and amortization related to the fair value adjustments on property, plant and equipment and definite-lived intangible assets based on the estimated remaining useful lives ranging from two to twenty years for such assets.

(I) This pro forma adjustment is for the incremental interest expense resulting from the new capital structure resulting from the merger and the fair value adjustments to existing Clear Channel long-term debt.

		Three
	Year Ended	Months Ended
	December 31,	March 31,
	2007	2008
	(In thousands)

Interest expense on revolving credit facility(1)	$14,476	$3,619
Interest expense on receivables based facility(2)	23,356	5,895
Interest expense on term loan facilities(3)	867,229	216,807
Interest expense on senior notes(4)	251,650	62,913
Amortization of deferred financing fees and fair value adjustments on Clear Channel senior notes(5)	232,887	58,222
Reduction in interest expense on debt redeemed	(208,429)	(39,143)

Total pro forma interest adjustment	$1,181,169	$308,313

(1)	Pro forma interest expense reflects an $80 million outstanding balance on the $2.0 billion revolving credit facility at a rate equal to an applicable margin (assumed to be 3.4%) over LIBOR (assumed to be 2.7%) plus a commitment fee of 0.5% on the assumed undrawn balance of the revolving credit facility. For each 0.125% per annum change in LIBOR, annual interest expense on the revolving credit facility would change by $0.1 million.

(2)	Reflects pro forma interest expense on the receivables based facility at a rate equal to an applicable margin (assumed to be 2.4%) over LIBOR (assumed to be 2.7%) and assumes a commitment fee of 0.375% on the unutilized portion of the receivables based facility. For each 0.125% per annum change in LIBOR, annual interest expense on the receivables based facility would change by $0.6 million.

(3)	Reflects pro forma interest expense on the term loan facilities at a rate equal to an applicable margin over LIBOR. The pro forma adjustment assumes margins of 3.4% to 3.65% and LIBOR of 2.7%. Assumes a commitment fee of 1.82% on the unutilized portion of the delayed draw term loan facilities. For each 0.125% per annum change in LIBOR, annual interest expense on the term loan facilities would change by $17.0 million.

(4)	Assumes a fixed rate of 10.75% on the senior cash pay notes and a fixed rate of 11.00% on the senior toggle notes.

(i)	These pro forma financial statements include the assumptions that interest expense is calculated at the rates under each tranche of the debt per the Financing Agreements and that the PIK Election has not been made in all available periods to the fullest extent possible.

The table below quantifies the effects for all periods presented of two possible alternate scenarios available to Clear Channel with regard to the payment of required interest, a) paying 100% PIK for all periods presented and b) electing to pay 50% in cash and 50% through use of the PIK Election for all periods presented:

	100% PIK		50% Cash/50% PIK
	Increase in		Increase in
	Interest	Increase in	Interest	Increase in
	Expense	Net Loss	Expense	Net Loss

Year ended December 31, 2007	$14,566	$9,031	$7,283	$4,515
Three months ended March 31, 2008	$7,219	$4,476	$3,610	$2,238

The use of the 100% PIK Election will increase cash balances by approximately $146 million, net of tax, in the first year that the debt is outstanding. The use of the 50% cash pay / 50% PIK pay election will increase cash balances by approximately $73 million, net of tax, in the first year that the debt is outstanding.

(5)	Represents debt issuance costs associated with our new bank facilities amortized over 6 years for the receivables based facility and the revolving credit facility, 6.0 to 7.5 years for the term loan facilities and 8 years for the senior notes.

(J) This pro forma adjustment reverses merger expenses as they are non-recurring charges incurred in connection with the merger.

(K) This pro forma adjustment records non-cash compensation expense of $9.7 million and $2.4 million for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively, associated with common stock options of Holdings that will be granted to certain key executives upon completion of the merger in accordance with new employment agreements described elsewhere in this proxy statement/prospectus. The assumptions used to calculate the fair value of these awards were consistent with the assumptions used by Clear Channel disclosed in its Form 10-K for the year ended December 31, 2007. It is likely that actual results will differ from these estimates due to changes in the underlying assumptions and the pro forma results of operations could be materially impacted.

(L) There is no dilutive effect related to stock options and other potentially dilutive securities on weighted average shares outstanding as a pro forma loss from continuing operations is reported for the year ended December 31, 2007 and three months ended March 31, 2008. Pro forma basic and diluted shares are 96 million.

CONTRACTUAL OBLIGATIONS; INDEBTEDNESS AND
DIVIDEND POLICY FOLLOWING THE MERGER

On a pro forma basis, we will be highly leveraged and a substantial portion of our liquidity needs will arise from debt service on indebtedness incurred in connection with the merger and from the funding of our costs of operations, working capital and capital expenditures.

As of March 31, 2008, we would have had outstanding approximately $19.9 billion of total indebtedness (reduced by the $0.9 billion of fair value adjustments reflected in the pro forma balance sheet), including contractual indebtedness anticipated to be incurred by Merger Sub (with an assumption by Clear Channel by action of the merger) or Clear Channel in connection with the merger and existing indebtedness of Clear Channel to survive the merger. Cash paid for interest during the twelve months ended March 31, 2008, would have been $1.4 billion on a pro forma basis.

Contractual Obligations

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years
	(In thousands)

Long-term Debt(1)
Existing notes and new debt	$20,810,638	$125,000	$1,008,820	$2,065,990	$17,610,828
Other debt	118,516	97,535	15,540	1,433	4,008
Interest payments on debt	9,880,635	1,115,068	3,834,589	2,503,121	2,427,857
Non-Cancelable Operating leases	2,748,676	321,657	655,213	486,677	1,285,129
Non-Cancelable Contracts	3,269,191	656,134	1,105,389	697,861	809,807
Employment/Talent Contracts	569,569	280,913	217,944	66,050	4,662
Capital Expenditures	203,240	133,350	55,526	11,648	2,716
Other obligations(2)	248,852	12,200	13,424	107,429	115,799

Total(3)	$37,849,317	$2,741,857	$6,906,445	$5,940,209	$22,260,806

(1)	Long-term Debt excludes $0.9 billion of fair value purchase accounting adjustments made in the pro forma balance sheet.

(2)	Other obligations consist of $71.2 million related to asset retirement obligations recorded pursuant to Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which assumes the underlying assets will be removed at some period over the next 50 years. Also included is $103.0 million related to the maturity value of loans secured by forward exchange contracts that we accrete to maturity using the effective interest method and can be settled in cash or the underlying shares. These contracts had an accreted value of $88.2 million and the underlying shares had a fair value of $114.5 million recorded on our consolidated balance sheets at March 31, 2008. Also included in the table is $39.8 million related to retirement plans and $12.2 million related to unrecognized tax benefits recorded pursuant to Financial Accounting Standard Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

(3)	Excluded from the table is $464.3 million related to various obligations with no specific contractual commitment or maturity, $232.8 million of which relates to unrecognized tax benefits recorded pursuant to Financial Accounting Standard Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

We believe that cash generated from operations, together with amounts available under the senior secured credit facilities, receivables-backed credit facility and other available financing arrangements will be adequate to permit us to meet our debt service obligations, ongoing costs of operations, working capital needs and capital expenditure requirements for at least the next 12 months. While we have no reason to believe that we will not have sufficient cash and other resources to fund and meet our obligations beyond such period, future financial and operating performance, ability to service or refinance our debt and ability to comply with covenants and restrictions contained in our debt agreements will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Information”.

Indebtedness

As of March 31, 2008, we had outstanding debt in the principal amount of approximately $5,913 million, of which $4,394 million will be assumed in connection with the merger and Financing (assuming the purchase of 100% of the Repurchased Existing Notes pursuant to the tender offers described below). In arranging the financing for the merger and related transactions, Merger Sub entered into definitive agreements providing $19,080 million in aggregate debt financing consisting of a senior secured credit facility, a receivables based facility and the issuance of new senior notes (the “Debt Financing”).

Senior Secured Credit Facilities:  $13,770 million of term loan facilities and $2,000 million revolving credit facility. The revolving credit facility and a portion of the term loan facilities will have a maturity of 6 years and the remainder will have a maturity of 7.5 years. Within the term loan facilities, up to $1,250 million will be available during the two-year period following the closing to repay certain existing Clear Channel senior notes at their maturity. The revolving credit facility will be available to finance working capital needs and general corporate purposes of Clear Channel, including to finance the repayment of any Clear Channel senior notes. If availability under the receivables based credit facility is less than $750 million on the closing of the merger due to borrowing base limitations, the term loan facilities will be increased by the amount of such shortfall. The term loan facilities provide for quarterly amortization commencing after the second or third anniversary of the merger. The senior secured credit facilities will bear interest at a rate per annum equal to, at the borrower’s option, LIBOR or base rate, plus an applicable margin. Customary unutilized commitment and facility fees will be paid on the undrawn portions under the senior secured credit facilities.

Receivables Based Credit Facility:  a receivables based revolving credit facility with a maturity of 6 years. Availability under the receivables based credit facility will be limited by a borrowing base. If availability under the receivables based credit facility is less than $750 million on the closing date, the senior secured credit facilities will be increased by the amount of such shortfall and the maximum availability under the receivables based credit facility will be reduced by a corresponding amount. The receivables based credit facilities will bear interest at a rate per annum equal to, at the borrower’s option, LIBOR or base rate, plus an applicable margin. Customary unutilized commitment fees will be paid on the undrawn portion under the receivables based credit facility.

New Senior Notes:  $980 million of 10.75% senior cash pay notes due 2016 and $1,330 million of 11.00%/11.75% senior toggle notes due 2016. Cash interest on the senior toggle notes will accrue at a rate of 11.00% per annum, and payment-in-kind interest will accrue at a rate of 11.75% per annum. Clear Channel may elect, at its option, to pay interest on the senior toggle notes entirely in cash or to pay all or one-half of such interest in kind by increasing the principal amount of the senior toggle notes. The new senior notes will be redeemable on and after the interest payment date in 2012 that is closest to the fourth anniversary of the issue date, at specified premiums. Prior to such date, the new senior notes will be redeemable upon payment of a “make-whole premium”.

The arrangements governing the Debt Financing contain customary representations and warranties, affirmative and negative covenants, events of default, mandatory prepayment or redemption requirements and other provisions customary for the type of Debt Financing. Covenants include, among others, restrictions on the ability of Clear Channel and its restricted subsidiaries to incur indebtedness and liens, dispose of assets, enter into mergers, make dividends and other payments in respect of capital stock of Clear Channel, make acquisitions and investments and make payments of certain debt. The senior secured credit facilities also contain a senior secured leverage maintenance test and an event of default upon a change of control. The Debt Financing will be guaranteed by material wholly owned domestic subsidiaries of Clear Channel (subject to certain exceptions).

The availability of the Debt Financing is not conditioned on, nor does it require, (i) the acquisition of the outstanding public shares of Clear Channel Outdoor or (ii) any changes to the existing cash management and intercompany arrangements between Clear Channel and Clear Channel Outdoor, the provisions of which are described in Clear Channel Outdoor’s SEC filings. The consummation of the merger will not give Clear Channel Outdoor the right to terminate these arrangements and Clear Channel may continue to use the cash flow of Clear Channel Outdoor pursuant to the terms of these arrangements, which may include making interest and principal payments on the Debt Financings and other purposes.

Debt Offers.  Under the merger agreement, Clear Channel and AMFM Operating Inc. have commenced tender offers to purchase Clear Channel’s existing 7.65% senior notes due 2010 and AMFM Operating Inc.’s existing 8% senior notes due 2008 (the “Repurchased Existing Notes”). As part of the debt tender offers, Clear Channel and AMFM Operating Inc. have solicited the consent of the holders to amend, eliminate or waive certain sections of the applicable indenture governing the Repurchased Existing Notes.

The availability of the Debt Financing is subject to certain closing conditions (as set forth below under “Financing — Debt Financing”).

Dividend Policy

We currently do not intend to pay regular quarterly cash dividends on the shares of Class A common stock to be outstanding after the merger. We may from time to time decide to pay dividends to holders of our common stock, which dividends may be substantial. If we pay a dividend to holders of any class of common stock, we will pay a pro rata dividend to holders of all classes of our common stock. Any decision to pay dividends to holders of our common stock will depend on a variety of factors, including such factors as (1) Holdings’ and/or Clear Channel’s ability to incur debt, cash resources, results of operations, financial position, and capital requirements, (2) timing and proceeds realized from asset sales, (3) regulatory changes and (4) any limitations imposed by Holdings’ or Clear Channel’s creditors. Clear Channel’s debt financing arrangements are expected to include restrictions on its ability to pay dividends and make other payments to Holdings. If we were to require cash from Clear Channel to pay dividends, Clear Channel’s debt financing arrangements could restrict its ability to make such cash available to us to pay such dividends.

DESCRIPTION OF BUSINESS OF HOLDINGS

Holdings was formed in anticipation of the merger for the sole purpose of owning the equity securities of Clear Channel. As a result the assets and business of Holdings will consist almost exclusively of those of Clear Channel.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CC MEDIA HOLDINGS, INC.

Holdings was formed by the Sponsors in May 2007 for the purpose of acquiring Clear Channel. It has not conducted any activities to date other than activities incident to its formation and in connection with the transactions contemplated by the merger agreement. Holdings does not have any assets or liabilities other than as contemplated by the merger agreement, including contractual commitments it has made in connection therewith. Clear Channel will become an indirect wholly owned subsidiary of Holdings upon consummation of the merger, and the business of Holdings after the merger will be that of Clear Channel and its subsidiaries. Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Clear Channel is set forth in Clear Channel’s Annual Report on Form 10-K for the year ended December 31, 2007, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, and its Current Reports on Form 8-K filed May 9, 2008, May 14, 2008, May 23, 2008, May 29, 2008, May 30, 2008, and June 12, 2008 each of which are incorporated by reference herein.

BOARD OF DIRECTORS AND MANAGEMENT OF HOLDINGS

The following section sets forth information as of May 30, 2008, regarding individuals who currently serve as our directors and executive officers, as well as those individuals who we expect to serve as our directors and executive officers following consummation of the merger.

Current Board of Directors and Executive Officers

Our board of directors is currently composed of eight directors. Each director is elected to a term of one year. The following table sets forth information regarding our current executive officers and directors.

Name	Age	Position

Scott M. Sperling	50	President and Director
Steve Barnes	48	Director
Richard J. Bressler	50	Director
Charles A. Brizius	39	Director
John Connaughton	42	Director
Ed Han	33	Director
Ian K. Loring	42	Director
Kent R. Weldon	41	Director

Anticipated Board of Directors and Executive Officers

Following the consummation of the merger, we will increase the size of our board of directors from eight to twelve members. Holders of our Class A common stock, voting as a separate class, will be entitled to elect two members of the board. However, since the Sponsors and their affiliates will hold a majority of the outstanding capital stock and voting power of Holdings after the merger, the holders of our Class A common stock will not have the voting power to elect the remaining 10 members of our board. Pursuant to the Highfields Voting Agreement, immediately following the effective time of the merger one of the members of the board who is to be elected by holders of our Class A common stock will be selected by Highfields Management, which member will be named to Holdings’ nominating committee and who the parties to the Highfields Voting Agreement have agreed will be Mr. Jonathon Jacobson, and the other director will be selected by the nominating committee of Holdings after consultation with Highfields Management, who the parties to the Highfields Voting Agreement have agreed will be Mr. David Abrams. These directors will serve until our next shareholders meeting. In addition, until the Highfields Funds own less than five percent of the outstanding voting securities of Holdings issued as Stock Consideration, Holdings will nominate two candidates for election by the holders of Class A common stock, of which one candidate (who initially will be Mr. Jonathon Jacobson) will be selected by Highfields Management (which candidate will serve on our nominating committee and initially will be Mr. Jonathon Jacobson, who is associated with Highfields Management) and one candidate will be selected by Holdings’ nominating committee after consultation with Highfields Management (which candidate initially will be Mr. David Abrams, who is associated with the Abrams Investors). Holdings has also agreed to recommend and solicit proxies for the election of such candidates, and, to the extent authorized by stockholders granting proxies, to vote the securities represented by all proxies granted to stockholders in favor of such candidates.

The following table sets forth information regarding the individuals who are expected to serve as our directors and executive officers following consummation of the merger.

Name	Age	Position

Mark P. Mays	44	Director and Chief Executive Officer
Randall T. Mays	42	Director and President
Scott M. Sperling	50	Director
Steve Barnes	48	Director
Richard J. Bressler	50	Director
Charles A. Brizius	39	Director
John Connaughton	42	Director
Ed Han	33	Director
Ian K. Loring	42	Director
Kent R. Weldon	41	Director
Jonathon S. Jacobson	46	Director
David Abrams	47	Director
L. Lowry Mays	72	Chairman Emeritus
Paul J. Meyer	65	Global President and Chief Operating Officer — Clear Channel Outdoor, Inc.
John E. Hogan	51	President/Chief Executive Officer — Clear Channel Radio

Biographies

Mark P. Mays served as Clear Channel’s President and Chief Operating Officer from February 1997 until his appointment as its President and Chief Executive Officer in October 2004. He relinquished his duties as President in February 2006. Mr. Mark P. Mays has been one of Clear Channel’s directors since May 1998. Mr. Mark P. Mays is the son of L. Lowry Mays, Clear Channel’s Chairman of the Board and the brother of Randall T. Mays, Clear Channel’s President and Chief Financial Officer.

Randall T. Mays was appointed as Clear Channel’s Executive Vice President and Chief Financial Officer in February 1997. He was appointed Clear Channel’s President in February 2006. Mr. Randall T. Mays is the son of L. Lowry Mays, Clear Channel’s Chairman of the Board and the brother of Mark P. Mays, Clear Channel’s Chief Executive Officer.

David Abrams is the managing partner of Abrams Capital, a Boston-based investment firm he founded in 1998. Abrams Capital manages approximately $3.8 billion in assets across a wide spectrum of investments. Mr. Abrams serves on the board of directors of Crown Castle International, Inc. (NYSE: CCI) and several private companies and also serves as a Trustee of Berklee College of Music and Milton Academy. He received a BA from the University of Pennsylvania.

Steve Barnes has been associated with Bain Capital Partners, LLC since 1988 and has been a Managing Director since 2000. In addition to working for Bain Capital Partners, LLC, he also held senior operating roles of several Bain Capital portfolio companies including Chief Executive Officer of Dade Behring, Inc., President of Executone Business Systems, Inc., and President of Holson Burnes Group, Inc. Prior to 1988, he held several senior management positions in the Mergers & Acquisitions Support Group of PricewaterhouseCoopers. Mr. Barnes presently serves on several boards including Ideal Standard, Sigma Kalon, CRC, Accellent and Unisource. He is also active in numerous community activities including being a member of the Board of Director’s of Make-A-Wish Foundation of Massachusetts, the United Way of Massachusetts Bay, the Trust Board of Children’s Hospital in Boston, the Syracuse University School of Management Corporate Advisory Council and the Executive Committee

of the Young President’s Organization in New England. He received a B.S. from Syracuse University and is a Certified Public Accountant.

Richard J. Bressler is a Managing Director of Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners, L.P., Mr. Bressler was the Senior Executive Vice President and Chief Financial Officer of Viacom Inc., with responsibility for managing all strategic, financial, business development and technology functions. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive Officer of Time Warner Digital Media. He also served as Executive Vice President and Chief Financial Officer of Time Warner Inc. Before joining Time Inc., Mr. Bressler was a partner with the accounting firm of Ernst & Young. Mr. Bressler is currently a director of American Media, Inc., Gartner, Inc., The Nielsen Company and Warner Music Group.

Charles A. Brizius is a Managing Director of Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners, L.P., Mr. Brizius worked in the Corporate Finance Department at Morgan Stanley & Co. Incorporated. Mr. Brizius has also worked as a securities analyst at The Capital Group Companies, Inc. and as an accounting intern at Coopers & Lybrand. Mr. Brizius is currently a director of Ariel Holdings Ltd. His prior directorships include Big V Supermarkets, Inc., Eye Care Centers of America, Inc., Spectrum Brands, Inc., Front Line Management Companies, Inc., Houghton Mifflin Company, TransWestern Publishing, United Industries Corporation and Warner Music Group. Mr. Brizius holds a B.B.A., magna cum laude, in Finance and Accounting from Southern Methodist University and an M.B.A. from the Harvard Graduate School of Business Administration. Mr. Brizius presently serves as President of the Board of Trustees of The Institute of Contemporary Art, Boston, Trustee of the Buckingham Browne & Nichols School and Board Member of The Steppingstone Foundation — a non-profit organization that develops programs which prepare urban schoolchildren for educational opportunities that lead to college.

John Connaughton has been a Managing Director of Bain Capital Partners, LLC since 1997 and a member of the firm since 1989. He has played a leading role in transactions in the media, technology and medical industries. Prior to joining Bain Capital, Mr. Connaughton was a consultant at Bain & Company, Inc., where he advised Fortune 500 companies. Mr. Connaughton currently serves as a director of Warner Music Group Corp., AMC Theatres, Cumulus Media Partners, LLC, Sungard Data Systems, Hospital Corporation of America (HCA), Quintiles Transnational Corp., MC Communications (PriMed), Warner Chilcott, CRC Health Group, and The Boston Celtics. He also volunteers for a variety of charitable organizations, serving as a member of The Berklee College of Music Board of Trustees and the UVa McIntire Foundation Board of Trustees. Mr. Connaughton received a B.S. in commerce from the University of Virginia and an M.B.A. from the Harvard Graduate School of Business Administration.

Ed Han first joined Bain Capital Partners, LLC in 1998, and is currently a Principal of the firm. Prior to joining Bain Capital Partners, LLC, Mr. Han was a consultant at McKinsey & Company. Mr. Han received a B.A. from Harvard College and an M.B.A. from the Harvard Graduate School of Business Administration.

Jonathon S. Jacobson founded Highfields Capital Management, a Boston-based investment firm that currently manages over $11 billion for endowments, foundations and high net worth individuals, in July 1998. Prior to founding Highfields, he was a senior equity portfolio manager at Harvard Management Company, Inc. for eight years. At HMC, Mr. Jacobson concurrently managed both a U.S. and an Emerging Markets equity fund. Prior to that, Mr. Jacobson spent three years in the Equity Arbitrage Group at Lehman Brothers and two years in investment banking at Merrill Lynch in New York. Mr. Jacobson received an M.B.A. from the Harvard Business School in 1987 and graduated magna cum laude with a B.S. in Economics from the Wharton School, University of Pennsylvania in 1983. In September 2007, he was named to the Asset Managers’ Committee of the President’s Working Group on Financial Markets, which was formed to foster a dialogue with the Federal Reserve Board and Department of the Treasury on issues of significance to the investment industry. He is Trustee of Brandeis University, where he is a member of both the Executive and Investment Committees, and Gilman School, where he also serves on the investment committee. He also serves on the boards of the Birthright Israel Foundation and Facing History and Ourselves and is a member of the Board of Dean’s Advisors at the Harvard Business School.

Ian K. Loring is a Managing Director at Bain Capital Partners, LLC. Prior to joining Bain Capital Partners, LLC in 1996, Mr. Loring was a Vice President of Berkshire Partners, with experience in technology, media and telecommunications industries. Mr. Loring serves on the Boards of Directors of Warner Music Group, NXP and Cumulus Media Partners, LLC, as well as other private companies. Mr. Loring received a B.A. from Trinity College and an MBA from the Harvard Graduate School of Business Administration.

Scott M. Sperling is Co-President of Thomas H. Lee Partners, L.P. Mr. Sperling’s current and prior directorships include Hawkeye Holdings, Thermo Fisher Corp., Warner Music Group, Experian Information Solutions, Fisher Scientific, Front Line Management Companies, Inc., Houghton Mifflin Co., The Learning Company, LiveWire, LLC, PriCellular Corp., ProcureNet, ProSiebenSat.1, Tibbar, LLC, Wyndham Hotels and several other private companies. Prior to joining Thomas H. Lee Partners, L.P., Mr. Sperling was Managing Partner of The Aeneas Group, Inc., the private capital affiliate of Harvard Management Company, for more than ten years. Before that he was a senior consultant with the Boston Consulting Group. Mr. Sperling is also a director of several charitable organizations including the Brigham & Women’s / Faulkner Hospital Group, The Citi Center for Performing Arts and Wang Theater and Harvard Business School’s Rock Center for Entrepreneurship.

Kent R. Weldon is a Managing Director of Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners, L.P., Mr. Weldon worked at Morgan Stanley & Co. Incorporated in the Financial Institutions Group. Mr. Weldon also worked at Wellington Management Company, an institutional money management firm. Mr. Weldon is currently a director of Michael Foods, Nortek Inc. and Progressive Moulded Products. His prior directorships include FairPoint Communications, Inc. and Fisher Scientific. Mr. Weldon holds a B.A., summa cum laude, in Economics and Arts and Letters Program for Administrators from the University of Notre Dame and an M.B.A. from the Harvard Graduate School of Business Administration.

L. Lowry Mays is the founder of Clear Channel and was its Chairman and Chief Executive Officer from February 1997 to October 2004. Since that time, Mr. L. Lowry Mays has served as Clear Channel’s Chairman of the Board. He has been one of its directors since Clear Channel’s inception. L. Mr. L. Lowry Mays is the father of Mark P. Mays, currently Clear Channel’s Chief Executive Officer, and Randall T. Mays, currently Clear Channel’s President/Chief Financial Officer.

Paul J. Meyer has served as the Global President/Chief Operating Officer for Clear Channel Outdoor Holdings, Inc. (formerly Eller Media) since April 2005. Prior thereto, he was the President/Chief Executive Officer for Clear Channel Outdoor Holdings, Inc. for the remainder of the relevant five-year period.

John E. Hogan was appointed Chief Executive Officer of Clear Channel Radio in August 2002. Prior thereto he was Chief Operating Officer of Clear Channel Radio for the remainder of the relevant five-year period.

Committees of the Board of Directors

We anticipate establishing three committees: a compensation committee, an audit committee, and a nominating and governance committee. As of the date of this proxy statement/prospectus none of these committees have been formed nor have the charters that will govern their operations been adopted. Holdings has agreed that until the termination of the Highfields Voting Agreement and subject to the fiduciary duties of Holdings’ board of directors, Holdings shall cause at least one of the independent directors to be appointed to each of the committees of Holdings board of directors, and if such independent director shall cease to serve as a director of Holdings or otherwise is unable to fulfill his or her duties on any such committee, Holdings shall cause the director to be succeeded by another independent director.

Director Compensation

Directors who are not officers or employees of Holdings may receive customary retainers for their service on the board of directors and/or committees of the board and may receive shares or options to purchase shares of our Class A common stock as determined by the board of directors. Other than with respect to Randall T. Mays and Mark P. Mays, we do not anticipate paying retainers or granting stock or options to directors who are also officers or employees of Holdings.

Compensation and Governance Committee Interlocks and Insider Participation

As of the date of this proxy statement/prospectus we have not established either our compensation committee or nominating and governance committee. None of the individuals who we anticipate will serve as our executive officers currently serves as a member of the board of directors or compensation committee of any entity that has an executive officer who will serve on our board of directors.

Independence of Directors

Except for the individuals that we identify below, none of the individuals we anticipate will serve as members of Holdings’ board of directors following consummation of the merger will be considered independent under the listing standards of the NYSE though Holdings Class A common stock will not be listed on the NYSE and will not be subject to the NYSE’s listing standards. We expect that Mr. Jonathon Jacobson and Mr. David Abrams will be considered independent directors under the applicable securities laws, executive compensation requirements, and stock exchange listing standards.

Compensation of our Named Executive Officers

We have not disclosed the historical compensation information with respect to the individuals we anticipate will serve as our named executive officers (including our principal executive officer and our principal financial officer) since we are of the view that, as a new publicly held company, the disclosure of historical compensation for these individuals would not accurately reflect the compensation programs and philosophies that we intend to implement following the consummation of the merger. We are in the process of adopting and will continue to develop our own compensation programs and anticipate that each of the individuals who we anticipate will be named executive officers will be covered by these programs following consummation of the merger, except as noted below. A more detailed description of our anticipated compensation program can be found below under the heading “Compensation Discussion and Analysis.” In addition, for a description of our employment agreements with our named executive officers, see “Employment Agreements with Named Executive Officers.”

Compensation Discussion and Analysis

Introduction

The following is a discussion of the executive compensation program that we expect to put in place following consummation of the merger. Though certain aspects of the program are set to be implemented upon consummation of the merger, the program as a whole will not be finalized until after we consummate the merger and will be subject to the review and approval of our compensation committee.

Overview and Objectives of Holdings’ Compensation Program

We believe that compensation of our executive and other officers and senior managers should be directly and materially linked to operating performance. The fundamental objective of our compensation program is to attract, retain and motivate top quality executive and other officers through compensation and incentives which are competitive with the various labor markets and industries in which we compete for talent and which align the interests of our officers and senior management with the interests of our shareholders.

Overall, our compensation program will be designed to:

•	support our business strategy and business plan by clearly communicating what is expected of executives with respect to goals and results and by rewarding achievement;

•	recruit, motivate and retain executive talent; and

•	create a strong performance alignment with shareholders.

We seek to achieve these objectives through a variety of compensation elements:

•	annual base salary;

•	an annual incentive bonus, the amount of which is dependent on Holdings’ operating performance and, for most executives, individual performance during the prior fiscal year;

•	long-term incentive compensation, delivered in the form of stock options grants, restricted stock awards and cash (or some combination thereof) that is designed to align executive officers’ interests over a multi-year period directly with those of shareholders by rewarding outstanding performance and providing long-term incentives; and

•	other executive benefits and perquisites.

Compensation Practices

We anticipate that the compensation committee will annually determine total compensation, as well as the individual components of such compensation, for each of our named executive officers, except for Paul J. Meyer, President and Chief Executive Officer of Clear Channel Outdoor Holdings, Inc. (“CCOH”), a publicly traded indirect subsidiary of Holdings. Mr. Meyer’s compensation will be determined by CCOH’s compensation committee. Accordingly, any references contained in this Compensation Discussion and Analysis regarding the compensation committee and any subcommittee thereof making compensation decisions with respect to our executive officers excludes Mr. Meyer.

We anticipate that compensation objectives will be developed based on market pay data from proxy statements and other sources, when available, of leading media companies identified as our key competitors for business and/or executive talent (“Media Peers”). Individual pay components and total compensation will be benchmarked against the appropriate Media Peers.

In connection with the merger agreement, the Fincos and L. Lowry Mays, Clear Channel’s current Chairman of the Board of Directors, Mark P. Mays, Clear Channel’s current Chief Executive Officer, and Randall T. Mays, Clear Channel’s current President/Chief Financial Officer, entered into a letter agreement (the “Letter Agreement”), which provides that L. Lowry Mays’, Mark P. Mays’ and Randall T. Mays’ existing employment agreements with Clear Channel will be terminated effective at the effective time of the merger and replaced with new five-year employment agreements with Holdings pursuant to which L. Lowry Mays will be employed as Chairman Emeritus of the Board of Directors, Mark P. Mays as Chief Executive Officer and Randall T. Mays as President. We anticipate that following consummation of the merger the compensation of each of the other named executive officers will be governed by their existing employment agreements with Clear Channel. The employment agreements for each of our named executive officers generally set forth information regarding base salary, annual incentive bonus, long-term incentive compensation and other employee benefits. All compensation decisions with respect to the named executive officers will be made within the scope of their respective employment agreements. For a further description of the employment agreements of our named executive officers, please refer to the “Employment Agreements with the Named Executive Officers” section of this proxy statement/prospectus. In making decisions with respect to each element of executive compensation, we expect our compensation committee will consider the total compensation that may be awarded to the officer, including salary, annual bonus and long-term incentive compensation. Multiple factors may be considered in determining the amount of total compensation (the sum of base salary, annual incentive bonus and long-term incentive compensation delivered through stock option grants and restricted stock awards) to award the executive officers each year. Among these factors may be:

•	how proposed amounts of total compensation to our executives compare to amounts paid to similar executives by Media Peers both for the prior year and over a multi-year period;

•	the value of any stock options and shares of restricted stock previously awarded;

•	internal pay equity considerations; and

•	broad trends in executive compensation generally.

In addition, in reviewing and approving employment agreements for named executive officers, the compensation committee may consider the other benefits to which the officer may be entitled by his/her employment agreement, including compensation payable upon termination of the agreement under a variety of circumstances.

We expect the compensation committee’s goal will be to award compensation that is reasonable when all elements of potential compensation are considered.

The initial compensation for our named executive officers will be consistent with the level of compensation each receives under his existing employment agreement with Clear Channel. Compensation will be reviewed by our compensation committee on an annual basis and at the time of promotion or other change in responsibilities. Increases in salary will based on subjective evaluation of such factors as the level of responsibility, individual performance, level of pay both of the executive in question and other similarly situated executive officers of Media Peers, and competitive pay levels.

Elements of Compensation

The compensation committee will work to establish a combination of various elements of compensation that best serves the interest of Holdings and its shareholders. Having a variety of compensation elements will enable us to meet the requirements of the highly competitive environment in which we will operate following consummation of the merger while ensuring our executive officers will be compensated in a way that advances the interests of all our shareholders. We anticipate that under this approach executive compensation will involve a significant portion of pay that is “at risk,” namely, annual incentive bonuses. We anticipate that annual incentive bonuses will be based largely on our financial performance relative to goals that will be established at the start of each fiscal year.

We expect that our practices with respect to each of the elements of executive compensation will be as set forth below.

Base Salary

Purpose.  The objective of base salary will be to reflect job responsibilities, value to Holdings and individual performance with respect to our market competitiveness.

Considerations.  Minimum base salaries for our named executive officers and the amount of any increase over these minimum salaries will be determined by our compensation committee based on a variety of factors, including:

•	the nature and responsibility of the position and, to the extent available, salary norms for persons in comparable positions at Media Peers;

•	the expertise of the individual executive;

•	the competitiveness of the market for the executive’s services; and

•	the recommendations of our chief executive officer (except in the case of his own compensation).

In setting base salaries, the compensation committee will consider the importance of linking a significant proportion of the executive officers’ compensation to performance in the form of the annual incentive bonus, which is tied to both our financial performance measures and individual performance, as well as long-term stock-based compensation.

Annual Incentive Bonus

Purpose.  Our executive compensation program will provide for an annual incentive bonus that is performance-linked. The objective of the annual incentive bonus compensation element is to compensate individuals based on the achievement of specific goals that are intended to correlate closely with growth of long-term shareholder value.

Administration.  Annual incentive bonus may consist of cash, stock options and restricted stock awards. We anticipate that the total amount of annual incentive bonus awards will be determined according to the level of achievement of both the objective performance and individual performance goals. Below a minimum threshold level of performance, no awards will be granted pursuant to the objective performance goal, and the compensation committee may, in its discretion, reduce the awards pursuant to either objective or individual performance goals.

Considerations.  We anticipate that the annual incentive bonus process for each of the named executive officers, will involve:

•	At the outset of the fiscal year:

1. Set performance goals for the year for Holdings and each participant.

2. Set a target bonus for each individual.

•	After the end of the fiscal year:

1.	Measure actual performance (individual and company-wide) against the predetermined Holdings’ and individual performance goals to determine the preliminary bonus.

2.	Make adjustments to the resulting preliminary bonus calculation to reflect Holdings’ performance relative to the performance of the Media Peers.

Long-Term Incentive Compensation

Purpose.  The long-term incentive program may include awards of equity or cash to certain executive officers. The objective of the program is to align compensation for executive officers over a multi-year period directly with the interests of our shareholders by motivating and rewarding creation and preservation of long-term shareholder value. The level of long-term incentive compensation will be determined based on an evaluation of competitive factors in conjunction with total compensation provided to named executive officers and the overall goals of the compensation program described above. Long-term incentive compensation may be paid in part in cash, stock options and restricted stock. Additionally, we may from time to time grant equity awards to the named executive officers that are not pursuant to pre-determined performance goals.

Executive Benefits and Perquisites

We anticipate that we will provide certain personal benefits to our executive officers. Consistent with Clear Channel’s past practice, based upon the findings and recommendation of an outside security consultant, we will direct our Chairman, Chairman Emeritus, Chief Executive Officer, and president to utilize a Holdings airplane for all business and personal air travel. With the approval of the Chief Executive Officer, other executive officers and members of management are permitted limited personal use of corporate-owned aircraft. We also expect that, consistent with Clear Channel’s past practice, our Chairman, Chairman Emeritus, Chief Executive Officer, and president will be provided security services, including home security systems and monitoring and, in the case of the Chairman and Chairman Emeritus, personal security services.

Additionally, we anticipate that we will pay for additional personal benefits for certain named executive officers in the form of personal club memberships, personnel who provide personal accounting and tax services, security personnel who provide personal security services and reimbursement for employee holiday gifts. Also, we anticipate making limited matching contributions under a 401(k) plan that we further anticipate will be generally available to Clear Channel employees.

Change-in-Control and Severance Arrangements

See the discussion of change-in-control and severance arrangements with respect to L. Lowry Mays, Mark P. Mays, Randall T. Mays, John Hogan and Paul Meyer under the heading “Potential Post-Employment Payments” on page 71.

Tax and Accounting Treatment

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code (as interpreted by IRS Notice 2007-49) places a limit of $1,000,000 on the amount of compensation Holdings may deduct for federal income tax purposes in any one year with respect to its chief executive officer and the next three most highly compensated officers (other than the chief financial officer), whom we refer to herein as the “Covered Employees.” However, performance-based compensation that meets certain requirements is excluded from this $1,000,000 limitation.

In reviewing the effectiveness of the executive compensation program, the compensation committee will consider the anticipated tax treatment to Holdings and to the Covered Employees of various payments and benefits. However, the deductibility of certain compensation payments depends upon the timing of a Covered Employee’s vesting or exercise of previously granted equity awards, as well as interpretations and changes in the tax laws and other factors beyond the compensation committee’s control. For these and other reasons, including to maintain flexibility in compensating the named executive officers in a manner designed to promote varying corporate goals, the compensation committee may not necessarily, or in all circumstances, limit executive compensation to that which is deductible under Section 162(m) of the Internal Revenue Code.

Corporate Services Agreement

In connection with CCOH’s initial public offering, Clear Channel and CCOH entered into a corporate services agreement. Under the terms of the agreement, Clear Channel provides, among other things, executive officer services to CCOH. These executive officer services are charged to CCOH based on actual direct costs incurred or allocated by Clear Channel. It is anticipated that this agreement and the services provided thereunder will be maintained, consistent with past practice, following consummation of the merger.

Employment Agreements with Named Executive Officers

L.	Lowry Mays

Upon consummation of the merger, Mr. L. Lowry Mays will be employed by Holdings as its Chairman Emeritus. Mr. L. Lowry Mays’ employment agreement provides for a term of five years and will be automatically extended for consecutive one-year periods unless terminated by either party. Mr. L. Lowry Mays will receive an annual salary of $250,000 and benefits and perquisites consistent with his existing arrangement with Clear Channel. Mr. L. Lowry Mays also will be eligible to receive an annual bonus in an amount to be determined by the board of directors of Holdings, in its sole discretion, provided, however, that if in any year Holdings achieves at least eighty percent (80%) of the budgeted OIBDAN for the given year, Mr. L. Lowry Mays’ annual bonus for that year will be no less than $1,000,000. Mr. L. Lowry Mays also will be bound by customary covenants not to compete and not to solicit employees during the term of his agreement.

Mark P. Mays

Upon consummation of the merger, Mr. Mark P. Mays will be employed by Holdings as its Chief Executive Officer. Mr. Mark P. Mays’ employment agreement provides for a term of five years and will be automatically extended for consecutive one-year periods unless 12 months prior notice of non-renewal is provided by the terminating party. Mr. Mark P. Mays will receive an annual base salary of not less than $895,000 and benefits and perquisites consistent with his existing arrangement with Clear Channel (including “gross-up” payments for excise taxes that may be payable by Mr. Mark P. Mays). Mr. Mark P. Mays also will be eligible to receive an annual bonus in an amount to be determined by the board of directors of Holdings, in its sole discretion, provided, however, that if in any year Holdings achieves at least eighty percent (80%) of the budgeted OIBDAN for the given year, Mr. Mark P. Mays’ annual bonus for that year will be no less than $6,625,000. Mr. Mark P. Mays also will be bound by customary covenants not to compete and not to solicit employees during the term of his agreement and for two years following termination. Additionally, at the closing of the merger, Mr. Mark P. Mays will receive an equity incentive award pursuant to Holdings’ equity incentive plan of options to purchase shares of Holdings stock equal to 2.5% of the fully diluted equity of Holdings and will be issued restricted shares of Holdings Class A common stock with a value equal to $20 million.

Randall T. Mays

Upon consummation of the merger, Randall T. Mays will be employed by Holdings as its President. Mr. Randall T. Mays’ employment agreement provides for a term of five years and will be automatically extended for consecutive one-year periods unless 12 months prior notice of non-renewal is provided by the terminating party.

Mr. Randall T. Mays will receive an annual base salary of not less than $868,333 and benefits and perquisites consistent with his existing arrangement with Clear Channel (including “gross-up” payments for excise taxes that may be payable by Mr. Randall T. Mays). Mr. Randall T. Mays also will be eligible to receive an annual bonus in an amount to be determined by the board of directors of Holdings, in its sole discretion, provided, however, that if in any year Holdings achieves at least eighty percent (80%) of the budgeted OIBDAN for the given year, Mr. Randall T. Mays’ annual bonus for that year will be no less than $6,625,000. Mr. Randall T. Mays also will bound by customary covenants not to compete and not to solicit employees during the term of his agreement and for two years following termination. Additionally, at the closing of the merger, Mr. Randall T. Mays will receive an equity incentive award pursuant Holdings’ equity incentive plan of options to purchase shares of Holdings stock equal to 2.5% of the fully diluted equity of Holdings and will be issued restricted shares of Holdings Class A common stock with a value equal to $20 million.

We will indemnify each of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays from any losses incurred by them because they were made a party to a proceeding as a result of their being an officer of Holdings. Furthermore, any expenses incurred by them in connection with any such action shall be paid by us in advance upon request that we pay such expenses, but only in the event that they shall have delivered in writing to us (i) an undertaking to reimburse us for such expenses with respect to which they are not entitled to indemnification, and (ii) an affirmation of their good faith belief that the standard of conduct necessary for indemnification by us has been met.

Each of these employment agreements provides for severance and change-in-control payments as more fully described under the heading “Potential Post-Employment Payments” on page 71 of this proxy statement/prospectus. The employment agreements also restrict the ability of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays to engage in business activities that compete with the business of Holdings for a period of two years following certain terminations of their employment.

The Company defines OIBDAN to mean net income adjusted to exclude non-cash compensation expense and the following: results of discontinued operations, minority interest, net of tax; income tax benefit (expense); other income (expense) — net; equity in earnings of non-consolidated affiliates; interest expense; gain on disposition of assets — net; and depreciation and amortization.

The following is a sample calculation of OIBDAN based upon Clear Channel’s results of operations for the three months ended March 31, 2008.

	Operating	Non-Cash	Depreciation	Gain on
	Income	Compensation	and	Disposition of
	(Loss)	Expense	Amortization	Assets-Net	OIBDAN

Radio Broadcasting	$237,346	$4,809	$31,487	$—	$273,642
Outdoor	55,045	1,930	105,090	—	162,065
Other	(8,644)	—	11,555	—	2,911
Gain on disposition of assets — net	2,097	—	—	(2,097)	—
Corporate and Merger costs	(50,838)	2,851	4,146	—	(43,841)

Consolidated	$235,006	$9,590	$152,278	$(2,097)	$394,777

Paul J. Meyer

Paul J. Meyer’s current employment agreement expires on August 5, 2008 and will automatically extend one day at a time thereafter, unless terminated by either party. The agreement provides for Mr. Meyer to be the President and Chief Operating Officer of CCOH for a base salary in the contract year beginning August 5, 2007, of $650,000, subject to additional annual raises thereafter in accordance with CCOH’s policies. Mr. Meyer’s current annual base salary is $675,000. Mr. Meyer is also eligible to receive a performance bonus as decided at the sole discretion of the board of directors and the compensation committee of CCOH.

Mr. Meyer may terminate his employment at any time upon one year’s written notice. CCOH may terminate Mr. Meyer’s employment without “Cause” upon one year’s written notice. “Cause” is narrowly defined in the agreement. If Mr. Meyer is terminated without “Cause,” he is entitled to receive a lump-sum payment of accrued and unpaid base salary and prorated bonus, if any, and any payments to which he may be entitled under any applicable employee benefit plan. Mr. Meyer is prohibited by his employment agreement from activities that compete with CCOH for one year after he leaves CCOH and he is prohibited from soliciting CCOH employees for employment for 12 months after termination regardless of the reason for termination of employment.

John E. Hogan

Effective February 1, 2004, Clear Channel Broadcasting, Inc. (“CCB”), a subsidiary of Clear Channel, entered into an employment agreement with John E. Hogan as President and Chief Executive Officer, Clear Channel Radio. The initial term of the agreement ended on January 31, 2006; however the agreement, by its terms, automatically extends one day at a time until terminated by either party.

Mr. Hogan’s current annual base salary is $775,000 and he will be eligible for additional annual raises commensurate with company policy. No later than March 31 of each calendar year during the term, Mr. Hogan is eligible to receive a performance bonus. Mr. Hogan is also entitled to participate in all pension, profit sharing, and other retirement plans, all incentive compensation plans, and all group health, hospitalization and disability or other insurance plans, paid vacation, sick leave and other employee welfare benefit plans in which other similarly situated employees may participate.

Mr. Hogan is prohibited by the agreement from activities that compete with CCB or its affiliates for one year after he leaves CCB, and he is prohibited from soliciting CCB’s employees for employment for 12 months after termination regardless of the reason for termination of employment. However, after Mr. Hogan’s employment with CCB has terminated, upon receiving written permission from the board of directors of CCB, Mr. Hogan shall be permitted to engage in competing activities that would otherwise be prohibited by his employment agreement if such activities are determined in the sole discretion of the board of directors of CCB in good faith to be immaterial to the operations of CCB, or any subsidiary or affiliate thereof, in the location in question. Mr. Hogan is also prohibited from using CCB’s confidential information at any time following the termination of his employment in competing, directly or indirectly, with CCB.

Mr. Hogan is entitled to reimbursement of reasonable attorney’s fees and expenses and full indemnification from any losses related to any proceeding to which he may be made a party by reason of his being or having been an officer CCB or any of its subsidiaries (other than any dispute, claim or controversy arising under or relating to his employment agreement).

Mr. Hogan’s employment agreement provides for severance payments as more fully described under the heading “Potential Post-Employment Payments” below.

Potential Post-Employment Payments

Mark P. Mays and Randall T. Mays

The new employment agreements for each of Mark P. Mays and Randall T. Mays, which will be effective upon consummation of the merger, provide for the following severance and change-in-control payments in the event that we terminate their employment without “Cause” or if the executive terminates for “Good Reason.”

Under each executive agreement, “Cause” is defined as the executive’s: (i) willful and continued failure to perform his duties, following 10 days notice of the misconduct, (ii) willful misconduct that causes material and demonstrable injury, monetarily or otherwise, to Holdings, the Sponsors or any of their respective affiliates, (iii) conviction of, or plea of nolo contendre to, a felony or any misdemeanor involving moral turpitude that causes material and demonstrable injury, monetarily or otherwise, to Holdings, the Sponsors or any of their respective affiliates, (iv) committing any act of fraud, embezzlement or other act of dishonesty against Holdings or its affiliates, that causes material and demonstrable injury, monetarily or otherwise, to Holdings, the Sponsors or any of their respective affiliates, and (v) breach of any of the restrictive covenants in the agreement.

The term “Good Reason” includes, subject to certain exceptions, (i) a reduction in the executive’s base pay or annual incentive compensation opportunity, (ii) substantial diminution of the executive’s title, duties and responsibilities, (iii) failure to provide the executive with the use of a company provided aircraft for personal travel, and

(iv) transfer of the executive’s primary workplace outside the city limits of San Antonio, Texas. An isolated, insubstantial and inadvertent action taken in good faith and which is remedied by us within ten days after receipt of notice thereof given by executive shall not constitute Good Reason.

If the executive is terminated by us without Cause or the executive resigns for Good Reason then the executive will receive (i) a lump-sum cash payment equal to his accrued but unpaid base salary through the date of termination, a prorated bonus (determined by reference to the executive’s bonus opportunity for the year in which the termination occurs) and accrued vacation pay through the date of termination, and (ii) a lump-sum cash payment equal to three times the sum of the executive’s base salary and bonus (using the bonus paid to executive for the year prior to the year in which termination occurs).

In addition, in the event that the executive’s employment is terminated by us without Cause or by the executive for Good Reason, we shall maintain in full force and effect, for the continued benefit of the executive, his spouse and his dependents for a period of three years following the date of termination, the medical, hospitalization, dental, and life insurance programs in which the executive, his spouse and his dependents were participating immediately prior to the date of termination, at the level in effect and upon substantially the same terms and conditions (including without limitation contributions required by executive for such benefits) as existed immediately prior to the date of termination. However, if the executive, his spouse or his dependents cannot continue to participate in our programs providing such benefits, we shall arrange to provide the executive, his spouse and his dependents with the economic equivalent of such benefits which they otherwise would have been entitled to receive under such plans and programs. The aggregate value of these continued benefits are capped at $50,000, even if the cap is reached prior to the end of the three-year period.

If the executive’s employment is terminated by us for Cause or by the executive other than for Good Reason, (i) we will pay executive his base salary, bonus and his accrued vacation pay through the date of termination, as soon as practicable following the date of termination; (ii) we will reimburse executive for reasonable expenses incurred, but not paid prior to such termination of employment; and (iii) executive shall be entitled to any other rights, compensation and/or benefits as may be due to executive in accordance with the terms and provisions of any of our agreements, plans or programs.

During any period in which the executive fails to perform his duties hereunder as a result of incapacity due to physical or mental illness, executive shall continue to receive his full base salary until his employment is terminated. If, as a result of executive’s incapacity due to physical or mental illness, executive shall have been substantially unable to perform his duties hereunder for an entire period of six consecutive months, and within 30 days after written notice of termination is given after such six-month period, executive shall not have returned to the substantial performance of his duties on a full-time basis, Holdings will have the right to terminate his employment for disability. In the event executive’s employment is terminated for disability: (i) Holdings will pay to executive his base salary, bonus and accrued vacation pay through the date of termination. If executive’s employment is terminated by his death Holdings will pay in a lump-sum to executive’s beneficiary, legal representatives or estate, as the case may be, executive’s base salary, bonus and accrued vacation pay through the date of his death.

L.	Lowry Mays

The new employment agreement for Mr. L. Lowry Mays, which will be effective upon consummation of the merger, provides for the following severance and change-in-control payments in the event that Holdings terminates his employment without “Extraordinary Cause” during the initial five-year term of the agreement.

Under Mr. L. Lowry Mays’ agreement, “Extraordinary Cause” is defined as the executive’s: (i) willful misconduct that causes material and demonstrable injury to Holdings, and (ii) conviction of a felony or other crime involving moral turpitude.

If Mr. L. Lowry Mays is terminated by us without “Extraordinary Cause” then he will receive (i) a lump-sum cash payment equal to his accrued but unpaid base salary through the date of termination, a prorated bonus (determined by reference to the executive’s bonus opportunity for the year in which the termination occurs or, if such bonus opportunity has not yet been determined, the prior year) and accrued vacation pay through the date of termination, and (ii) a lump-sum cash payment equal to the base salary and bonus to which the executive would otherwise have been entitled to had he remained employed for the remainder of the then current term.

Paul J. Meyer

Either party may terminate Paul J. Meyer’s employment with CCOH for any reason upon one year’s prior written notice. If Mr. Meyer’s employment is terminated by CCOH for Cause, CCOH will, within 90 days, pay in a lump-sum amount to Mr. Meyer his accrued and unpaid base salary and any payments to which he may be entitled under any applicable employee benefit plan (according to the terms of such plans and policies). A termination for Cause must be for one or more of the following reasons: (i) conduct by Mr. Meyer constituting a material act of willful misconduct in connection with the performance of his duties, including violation of CCOH’s policy on sexual harassment, misappropriation of funds or property of CCOH, or other willful misconduct as determined in the sole discretion of CCOH; (ii) continued, willful and deliberate non-performance by Mr. Meyer of his duties under his employment agreement (other than by reason of Mr. Meyer’s physical or mental illness, incapacity or disability) where such non-performance has continued for more than 10 days following written notice of such non-performance; (iii) Mr. Meyer’s refusal or failure to follow lawful directives where such refusal or failure has continued for more than 30 days following written notice of such refusal or failure; (iv) a criminal or civil conviction of Mr. Meyer, a plea of nolo contendere by Mr. Meyer, or other conduct by Mr. Meyer that, as determined in the sole discretion of the board of directors, has resulted in, or would result in if he were retained in his position with CCOH, material injury to the reputation of CCOH, including conviction of fraud, theft, embezzlement, or a crime involving moral turpitude; (v) a breach by Mr. Meyer of any of the provisions of his employment agreement; or (vi) a violation by Mr. Meyer of CCOH’s employment policies.

If Mr. Meyer’s employment with CCOH is terminated by CCOH without Cause, CCOH will, within 90 days after the effective date of the termination, pay in a lump-sum amount to Mr. Meyer (i) his accrued and unpaid base salary and prorated bonus, if any, and (ii) any payments to which he may be entitled under any applicable employee benefit plan (according to the terms of such plans and policies). Additionally, Mr. Meyer will receive a total of $600,000, paid pro rata over a one-year period in accordance with CCOH’s standard payroll schedule and practices, as consideration for Mr. Meyer’s post-termination non-compete and non-solicitation obligations.

If Mr. Meyer’s employment with CCOH terminates by reason of his death, CCOH will, within 90 days, pay in a lump-sum amount to such person as Mr. Meyer shall designate in a notice filed with CCOH or, if no such person is designated, to Mr. Meyer’s estate, Mr. Meyer’s accrued and unpaid base salary and prorated bonus, if any, and any payments to which Mr. Meyer’s spouse, beneficiaries, or estate may be entitled under any applicable employee benefit plan (according to the terms of such plans and policies). If Mr. Meyer’s employment with CCOH terminates by reason of his disability (defined as Mr. Meyer’s incapacity due to physical or mental illness such that Mr. Meyer is unable to perform his duties under this Agreement on a full-time basis for more than 90 days in any 12-month period, as determined by CCOH), CCOH shall, within 90 days, pay in a lump-sum amount to Mr. Meyer his accrued and unpaid base salary and prorated bonus, if any, and any payments to which he may be entitled under any applicable employee benefit plan (according to the terms of such plans and policies).

John E. Hogan

Either party may terminate John E. Hogan’s employment with Clear Channel Broadcasting, Inc., (“CCB”) for any reason upon one year’s prior written notice. If Mr. Hogan’s employment is terminated by CCB for Cause, CCB will, within 45 days, pay in a lump-sum amount to Mr. Hogan his accrued and unpaid base salary and any payments to which he may be entitled under any applicable employee benefit plan (according to the terms of such plans and policies). A termination for Cause must be for one or more of the following reasons: (i) conduct by Mr. Hogan constituting a material act of willful misconduct in connection with the performance of his duties, including violation of CCB’s policy on sexual harassment, misappropriation of funds or property of CCB, or other willful misconduct as determined in the sole reasonable discretion of CCB; (ii) continued, willful and deliberate non-performance by Mr. Hogan of his duties under his employment agreement (other than by reason of Mr. Hogan’s physical or mental illness, incapacity or disability) where such non-performance has continued for more than 10 days following written notice of such non-performance; (iii) Mr. Hogan’s refusal or failure to follow lawful directives where such refusal or failure has continued for more than 30 days following written notice of such refusal or failure; (iv) a criminal or civil conviction of Mr. Hogan, a plea of nolo contendere by Mr. Hogan, or other conduct by Mr. Hogan that, as determined in the sole reasonable discretion of the board of directors, has resulted in, or would result in if he were retained in his position with CCB, material injury to the reputation of CCB, including conviction of fraud, theft, embezzlement, or a crime involving moral turpitude; (v) a material breach by Mr. Hogan of any of the provisions of his employment agreement; or (vi) a material violation by Mr. Hogan of CCB’s employment policies.

If Mr. Hogan’s employment with CCB is terminated by CCB without Cause, CCB will pay Mr. Hogan his base salary and prorated bonus, if any, for the remainder of the one-year notice period and any payments to which he may be entitled under any applicable employee benefit plan (according to the terms of such plans and policies). In addition, CCB will pay Mr. Hogan $1,600,000.00 over three years commencing on the effective date of the termination and in accordance with CCB’s standard payroll practices as consideration for certain non-compete obligations. If Mr. Hogan’s employment with CCB is terminated by Mr. Hogan, CCB will (1) pay Mr. Hogan his base salary and prorated bonus, if any, for the remainder of the one-year notice period and (2) pay Mr. Hogan his then current base salary for a period of one year in consideration for certain non-compete obligations.

If Mr. Hogan’s employment with CCB terminates by reason of his death, CCB will, within 45 days, pay in a lump-sum amount to such person as Mr. Hogan shall designate in a notice filed with CCB or, if no such person is designated, to Mr. Hogan’s estate, Mr. Hogan’s accrued and unpaid base salary and prorated bonus, if any, and any payments to which Mr. Hogan’s spouse, beneficiaries, or estate may be entitled under any applicable employee benefit plan (according to the terms of such plans and policies). If Mr. Hogan’s employment with CCB terminates by reason of his disability (defined as Mr. Hogan’s incapacity due to physical or mental illness such that Mr. Hogan is unable to perform his duties under this Agreement on a full-time basis for more than 90 days in any 12-month period, as determined by CCB), CCB shall, within 45 days, pay in a lump-sum amount to Mr. Hogan his accrued and unpaid base salary and prorated bonus, if any, and any payments to which he may be entitled under any applicable employee benefit plan (according to the terms of such plans and policies).

The following is a summary of potential payments due to each of our named executed officers if their employment was terminated by us without Cause or by them for Good Reason on December 31, 2008 (assuming the merger had been consummated on January 1, 2008).

					Value of
Name	Base Salary		Bonus		Benefits(1)	Other		Total

L. Lowry Mays	$1,000,000	(2)	$4,000,000	(3)	$24,615	$2,975,385	(4)	$8,000,000
Mark P. Mays	$2,685,000	(5)	$19,875,000	(6)	$30,550	$11,963,462	(7)	$34,554,012
Randall T. Mays	$2,604,999	(5)	$19,875,000	(6)	$34,540	$11,900,929	(7)	$34,415,468
Paul J. Meyer	$650,000	(8)	—		—	$600,000	(10)	$1,250,000
John E. Hogan	$750,000	(8)	—	(9)	—	$1,600,000	(10)	$2,350,000

(1)	The values associated with the continued provision of health benefits are based on the total 2008 premiums for medical and life insurance multiplied by the number of years the executive is entitled to those benefits pursuant to his employment agreement.

(2)	Represents the remaining annual base salary due Mr. L. Lowry Mays under the terms of his employment agreement (i.e., four years of Mr. Mays’ annual base salary).

(3)	Represents the remaining annual bonus due Mr. L. Lowry Mays under the terms of his employment agreement (i.e., four years of Mr. Mays’ annual bonus).

(4)	Represents the income tax gross up payment due Mr. L. Lowry Mays under the terms of his employment agreement.

(5)	Represents three times the annual base salary for the year ended December 31, 2007 for each of Mr. Mark P. Mays and Mr. Randall T. Mays, respectively.

(6)	Represents three times the annual incentive bonus for the year ended December 31, 2007 for each of Mr. Mark P. Mays and Mr. Randall T. Mays, respectively.

(7)	Represents the excise tax gross up payment due Mr. Mark P. Mays and Mr. Randall T. Mays under the terms of their employment agreements. The excise tax gross up payment was calculated using the provisions of

Sections 280G and 4999 of the Internal Revenue Code and the Regulations thereunder. The calculation includes the value associated with the accelerated vesting and lapse of restrictions on certain restricted stock grants that may occur as a result of the termination of employment without Cause or for Good Reason. The calculation assumes a $36.00 stock price at termination date and applicable federal rates as of May 2008 to determine the value associated with the accelerated vesting and lapse of restrictions on the restricted stock.

(8)	Represents one year’s annual base salary for each of Mr. Paul J. Meyer and Mr. John E. Hogan, respectively.

(9)	Cannot be estimated as Mr. John E. Hogan’s annual incentive bonus is determined and awarded based upon his performance at the end of each year.

(10)	Not payable if Mr. Paul J. Meyer or Mr. John E. Hogan, respectively, terminates his employment.

Holdings Equity Incentive Plan

In connection with, and prior to, the consummation of the merger, Holdings will adopt a new equity incentive plan, under which participating employees will be eligible to receive options to acquire stock or other equity interests and/or restricted share interests in Holdings. This new equity incentive plan will permit the grant of options covering 10.7% of the fully diluted equity of Holdings immediately after consummation of the merger (with exercise prices set at fair market value for shares issuable upon exercise of such options, which for initial grants we contemplate would be tied to the price paid by the Sponsors or their affiliates for such securities). It is contemplated by the parties to the Letter Agreement that, at the closing of the merger, a significant majority of the options or other equity securities permitted to be issued under the new equity incentive plan will be granted. As part of this grant, Mr. Mark P. Mays and Mr. Randall T. Mays will each receive grants of options equal to 2.5% of the fully diluted equity of Holdings and other officers and employees of Clear Channel will receive grants of options equal to 4.0% of the fully diluted equity of Holdings. It is anticipated that the option grants contemplated by the Letter Agreement and the shares that they cover would be subject to one or more stockholders agreements that Holdings expects to enter into with Mr. Mark P. Mays, Mr. Randall T. Mays, the other officers and employees of Clear Channel who receive those grants and certain other parties, including Mr. L. Lowry Mays, CCC IV and CCC V. See “Stockholders Agreement” beginning on page 179. After this initial grant, the remaining available option grants in the amount of 1.7% of the fully diluted equity subject to the new equity incentive plan will remain available for future grants to employees. Of the options or other equity securities to be granted to Mr. Mark P. Mays and Mr. Randall T. Mays under the new equity incentive plan at the closing of the merger, 50% will vest solely based upon continued employment (with 25% vesting on the third anniversary of the grant date, 25% vesting on the fourth anniversary of the grant date and 50% vesting on the fifth anniversary of the grant date) and the remaining 50% will vest based both upon continued employment and upon the achievement of predetermined performance targets set by Holdings’ board of directors. Of the option grants to other employees of Clear Channel, including officers of Clear Channel, 33.34% will vest solely upon continued employment (with 20% vesting annually over five years) and the remaining 66.66% will vest both upon continued employment and the achievement of predetermined performance targets. All options granted at closing will have an exercise price equal to the fair market value at the date of grant, which we contemplate to be the same price per share paid by the Sponsors in connection with the Equity Financing.

THE PARTIES TO THE MERGER

CC Media Holdings, Inc.

CC Media Holdings, Inc., a Delaware corporation, which we refer to as “Holdings”, is currently wholly owned by the Sponsors and was organized solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. Holdings’ principal executive offices are located at One International Place, 36th Floor, Boston, MA 02110 and its telephone number is (617) 951-7000. It has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement. Holdings does not have any assets or liabilities other than as contemplated by the merger agreement, including the contractual commitments it has made in connection therewith. Under the terms of the merger agreement, Holdings will indirectly own 100% of the outstanding equity of Clear Channel following the merger.

Clear Channel Communications, Inc.

Clear Channel Communications, Inc., a Texas corporation incorporated in 1974, which we refer to as “Clear Channel,” is a diversified media company with three reportable business segments: radio broadcasting, Americas outdoor advertising (consisting of operations in the United States, Canada and Latin America) and international outdoor advertising. Clear Channel’s principal executive offices are located at 200 East Basse Road, San Antonio, Texas, 78209, and its telephone number is (210) 822-2828. Clear Channel owns over 1,005 radio stations and a leading national radio network operating in the United States. In addition, Clear Channel has equity interests in various international radio broadcasting companies. Clear Channel also owns or operates approximately 209,000 national and approximately 687,000 international outdoor advertising display faces. Clear Channel is headquartered in San Antonio, Texas, with radio stations in major cities throughout the United States.

B Triple Crown Finco, LLC and T Triple Crown Finco, LLC

B Triple Crown Finco, LLC, a Delaware limited liability company, and T Triple Crown Finco, LLC, a Delaware limited liability company, which we refer to as the “Fincos”, were organized solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. B Triple Crown Finco, LLC is currently wholly owned by Bain Capital Fund IX, L.P. (“Bain Capital Fund IX”) and its principal executive office is located at 111 Huntington Avenue, Boston, MA 02199 and its telephone number is (617) 516-2000. T Triple Crown Finco, LLC is currently wholly owned by Thomas H. Lee Equity Fund VI, L.P. (“THL Fund VI”) and its principal executive office is located at 100 Federal Street, Boston, MA 02110 and its telephone number is (617) 227-1050.

Pursuant to replacement equity commitment letters signed in connection with Amendment No. 3, Bain Capital Fund IX and THL Fund VI, which we refer to as the “Sponsors” have severally agreed to purchase (either directly or indirectly through one or more intermediate entities) up to an aggregate of $2.4 billion of equity securities of Holdings and to cause all or a portion of such cash to be contributed to Merger Sub as needed for the merger and related transactions (including payment of cash merger consideration to Clear Channel shareholders, repayment of certain Clear Channel debt, and payment of certain transaction fees and expenses). Each Sponsor’s equity commitment was reduced by half of the total amount actually contributed into escrow by or on behalf of Merger Sub, Holdings or certain of their affiliates or associated parties as contemplated by the Escrow Agreement (that is, each Sponsor’s equity commitment was reduced by the full amount of their $1.2 billion commitment as $2.4 billion was contributed into escrow by the Buyer Designees as designees of Holdings). The replacement equity commitment letters entered into in connection with Amendment No. 3 superseded the equity commitment letters previously delivered by the Sponsors. Subject to certain conditions, each of the Sponsors may also assign a portion of its equity commitment obligation to other investors, resulting in a corresponding reduction of such Sponsor’s commitment to the extent the assignee funds its commitment, provided that any such transfer will not release the Sponsors of their obligations under the limited guarantees. As a result, the Sponsors’ equity commitment obligations may ultimately be funded by additional equity investors, although it is anticipated that all or substantially all of such co-investment by third parties would be through entities controlled by the Sponsors or their affiliates.

BT Triple Crown Merger Co., Inc.

BT Triple Crown Merger Co., Inc., a Delaware corporation, which we refer to as “Merger Sub”, is currently directly wholly owned by Holdings and was organized solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. Merger Sub’s principal executive offices are located at 100 Federal Street, Boston, MA 02110 and its telephone number is (617) 227-1050. It has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement. Under the terms of the merger agreement, Merger Sub will merge with and into Clear Channel. Merger Sub does not have any assets or liabilities other than as contemplated by the merger agreement, including the contractual commitments it has made in connection therewith. Clear Channel will survive the merger as an indirect wholly-owned subsidiary of Holdings and Merger Sub will cease to exist.

THE SPECIAL MEETING OF SHAREHOLDERS

Time, Place and Purpose of the Special Meeting

This proxy statement/prospectus is being furnished to you as part of the solicitation of proxies by Clear Channel’s board of directors for use at a special meeting to be held at the Watermark Hotel, 212 Crockett Street, San Antonio, Texas 78205 on July 24, 2008, at 4:00 p.m., local time, or at any adjournment or postponement thereof. The purpose of the special meeting is to consider and vote on the proposal to approve and adopt the merger agreement (and to approve the adjournment or postponement of the special meeting, if necessary or appropriate to solicit additional proxies). If the shareholders fail to approve and adopt the merger agreement, the merger will not occur. A copy of the merger agreement, Amendment No. 1, Amendment No. 2, and Amendment No. 3 are attached to this proxy statement/prospectus as Annex A, Annex B, Annex C and Annex D, respectively.

Who Can Vote at the Special Meeting

In accordance with Clear Channel’s bylaws, Clear Channel’s board of directors has set 5:00 p.m., New York City time, on June 19, 2008 as the record date. The holders of Clear Channel common stock as of the record date are entitled to receive notice of and to vote at the special meeting. If you own shares that are registered in someone else’s name (for example, a broker), you need to direct that person to vote those shares or obtain an authorization from them to vote the shares yourself at the special meeting. On June 19, 2008, there were 498,146,823 shares of Clear Channel common stock outstanding held by approximately 3,058 holders of record.

Vote Required for Approval and Adoption of the Merger Agreement; Quorum

The approval and adoption of the merger agreement requires the approval of the holders of two-thirds of the outstanding shares of Clear Channel common stock entitled to vote thereon, with each share having a single vote for these purposes. The failure to vote has the same effect as a vote “AGAINST” approval and adoption of the merger agreement.

The holders of a majority of the outstanding shares of Clear Channel common stock entitled to be cast as of the record date, represented in person or by proxy, will constitute a quorum for purposes of the special meeting. A quorum is necessary to hold the special meeting. Once a share of Clear Channel common stock is represented at the special meeting, it will be counted for the purposes of determining a quorum and for transacting all business, unless the holder is present solely to object to the special meeting. If a quorum is not present at the special meeting, it is expected that the meeting will be adjourned to solicit additional proxies. If a new record date is set for an adjourned meeting, then a new quorum will have to be established.

Voting By Proxy

This proxy statement/prospectus is being sent to you on behalf of the board of directors for the purpose of requesting that you allow your shares of Clear Channel common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Clear Channel common stock represented at the special meeting by proxies voted by properly executed proxy cards will be voted in accordance with the instructions indicated on that proxy. If you sign and return a proxy card without giving voting instructions, your shares will be voted as recommended by the board of directors. After careful consideration, the Clear Channel board of directors unanimously recommends a vote “FOR” approval and adoption of the merger agreement. The Clear Channel board of directors’ recommendation is limited to the cash consideration to be received by shareholders in the merger. The Clear Channel board of directors makes no recommendation as to whether any shareholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings. In considering the recommendation of Clear Channel’s board of directors with respect to the merger agreement, you should be aware that some of Clear Channel’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally. See “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger” beginning on page 114.

The persons named in the proxy card will use their own judgment to determine how to vote your shares regarding any matters not described in this proxy statement/prospectus that are properly presented at the special meeting. Clear Channel does not know of any matter to be presented at the special meeting other than the proposal to approve and adopt the merger agreement (and to approve the adjournment or postponement of the meeting, if necessary or appropriate to solicit additional proxies).

You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must either send a signed written notice to Clear Channel revoking your proxy, submit a proxy by mail dated after the date of the earlier proxy you wish to change or attend the special meeting and vote your shares in person. Merely attending the special meeting without voting will not constitute revocation of your earlier proxy.

If your shares of Clear Channel common stock are held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. If you do not instruct your broker to vote your shares, it has the same effect as a vote “AGAINST” approval and adoption of the merger agreement.

Please note that if you have previously submitted a proxy card in response to Clear Channel’s prior solicitations, that proxy card will not be valid at this meeting and will not be voted. Please complete and submit a validly executed proxy card for the special meeting, even if you have previously delivered a proxy.

Clear Channel will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, directors, officers and employees of Clear Channel may solicit proxies personally and by telephone, facsimile or otherwise. None of these persons will receive additional or special compensation for soliciting proxies. Clear Channel has retained Innisfree to assist in its solicitation of proxies in connection with the special meeting. Innisfree may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries. Clear Channel has agreed to reimburse Innisfree for its reasonable administrative and out-of-pocket expenses, to indemnify it against certain losses, costs and expenses, and to pay its customary fees in connection with the proxy solicitation. Clear Channel also, upon request, will reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. The Fincos, directly or through one or more affiliates or representatives, may, at their own cost, also make additional solicitation by mail, telephone, facsimile or other contact in connection with the merger. The Sponsors may hire an independent proxy solicitor and will pay such solicitor the customary fees for the proxy solicitation services rendered.

Submitting Proxies Via the Internet or by Telephone

Most of Clear Channel’s shareholders who hold their shares of Clear Channel common stock through a broker or bank will have the option to submit their proxies or voting instructions via the Internet or by telephone in accordance with the instructions provided by their brokers or banks. You should check the voting instruction card provided by your broker to see which options are available and the procedures to be followed.

Adjournments or Postponements

Although it is not currently expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment may be made without notice, other than by an announcement made at the special meeting, of the time, date and place of the adjourned meeting. If no quorum exists, the Chairman of the meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. If a quorum exists, holders of a majority of the shares of Clear Channel common stock present in person or represented by proxy at the special meeting and entitled to vote thereat may adjourn the special meeting. Clear Channel and the Sponsors have agreed that if on July 24, 2008, the date of the special meeting, shareholders holding at least two-thirds of the outstanding shares of Clear Channel common stock have not voted in favor of the merger, then if Clear Channel postpones the special meeting, it will set a new meeting date of August 18, 2008, and if Clear Channel adjourns the special meeting, it will reconvene the special meeting on August 22, 2008, in each case unless the Sponsors agree to an earlier date. If your proxy card is signed and no instructions are indicated on your proxy card, your shares of Clear Channel common stock will be voted “FOR” any adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Clear Channel’s shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

THE MERGER

The discussion of the merger in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 which are attached to this proxy statement/prospectus as Annex A, Annex B, Annex C and Annex D, respectively. You should read each of the merger agreement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 carefully.

At the special meeting, you will be asked to consider and vote upon a proposal to adopt the merger agreement, which provides for the acquisition of Clear Channel by Holdings through a merger of Merger Sub with and into Clear Channel. If the merger agreement is adopted, each share of Clear Channel’s common stock will be converted into the right to receive either (1) $36.00 in cash, without interest (including any Additional Equity Consideration), or (2) one share of Class A common stock of Holdings, subject to certain adjustments described below (see “The Merger Agreement — Proration Procedures”), the Company will be an indirect wholly-owned subsidiary of Holdings and the ownership of Holdings will be as set forth below. The ownership of Holdings set forth below assumes that Holdings will not issue any Additional Equity Consideration. If Holdings issues Additional Equity Consideration, the minimum percentage ownership of Holdings attributable to the new entities owned by Bain Capital Investors, LLC, Thomas H. Lee Partners, L.P. and their affiliates reflected below may decrease, and the maximum percentage ownership of Holdings attributable to the public reflected below may increase.

(1)	One or more new entities ultimately controlled by Bain Capital Investors, LLC and Thomas H. Lee Partners, L.P. or their affiliates will acquire between approximately 66% and 82% of the voting power and economic interests of Holdings (see footnote 3). Bain Capital Investors, LLC and Thomas H. Lee Partners, L.P. will each have fifty percent control of each such new entity. The equity interests of the new entities will be owned by Bain Capital Investors, LLC, Thomas H. Lee Partners, L.P., their affiliates and/or coinvestors.

(2)	Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays have committed to roll over into shares of Holdings Class A common stock shares of Clear Channel common stock, shares of Clear Channel restricted stock and/or “in the money” Clear Channel stock options with an aggregate value equal to $45 million (see “Interests of Clear Channel’s Directors and Executive Officers in the Merger — Equity Rollover”). The merger agreement contemplates that the Fincos and Holdings may permit other executive officers to elect to convert some of their outstanding shares of Clear Channel common stock, Clear Channel restricted stock and “in the money” Clear Channel stock option into shares or options to purchase shares of Holdings following effectiveness of the merger. The Fincos and Merger Sub have informed Clear Channel that they anticipate (i) converting approximately 636,667 unvested shares of Clear Channel restricted stock held by management and employees pursuant to a grant of restricted stock made in May 2007 into Holdings Class A restricted shares on a one for one basis and (ii) offering to certain members of Clear Channel’s management and certain Clear Channel employees the opportunity to purchase up to an aggregate of $15 million of Holdings Class A common stock at the same price per share paid by the Sponsors in connection with the Equity Financing (see “Interests of Clear Channel’s Directors and Executive Officers in the Merger — Equity Rollover”). Upon their execution of new or amended employment agreements with the surviving corporation, Messrs. Mark P. Mays and Randall T. Mays each will be issued Holdings Class A restricted shares with a value equal to $20 million. Other than 580,361 shares of Clear Channel common stock included within the roll over commitment of Mr. L. Lowry Mays, shares of Holdings Class A common stock issued pursuant to the foregoing arrangements will not reduce the shares of Holdings Class A common stock available pursuant to Stock Elections.

(3)	Consists of a combination of strong voting Class B common stock and nonvoting Class C common stock (with aggregate votes equal to one vote per share, e.g., if “strong voting Class B common stock” has 10 votes, each share of strong voting Class B common stock will be issued with nine shares of nonvoting Class C common stock. Note: the numbers are for illustration purposes only). Each share of Holdings Class A common stock, nonvoting Class C common stock and strong voting Class B common stock have the same economic rights. The percentage ownership of Holdings attributable to entities ultimately controlled by Bain Capital Investors, LLC and Thomas H. Lee Partners, L.P. or their affiliates will vary within the disclosed range based on, among other things, (i) the number of shareholders who elect to receive Stock Consideration, and (ii) the number of shares issued to management and other employees (see footnote 4).

(4)	Consists of shares of Holdings Class A common stock with voting power equal to one vote per share. Each of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays has committed to roll over into shares of Holdings Class A common stock shares of Clear Channel common stock, shares of Clear Channel restricted stock and/or “in the money” Clear Channel stock options with an aggregate value equal to $45 million (see “Interests of Clear Channel’s Directors and Executive Officers in the Merger — Equity Rollover”). The merger agreement contemplates that the Fincos and Holdings may permit other executive officers to elect to convert some of their outstanding shares of Clear Channel common stock, Clear Channel restricted stock and “in the money” Clear Channel stock option into shares or options to purchase shares of Holdings following effectiveness of the merger. The Fincos and Merger Sub have informed Clear Channel that they anticipate (i) converting approximately 636,667 unvested shares of Clear Channel restricted stock held by management and employees pursuant to a grant of restricted stock made in May 2007 into Holdings Class A restricted shares on a one for one basis and (ii) offering to certain members of Clear Channel’s management and certain Clear Channel employees the opportunity to purchase up to an aggregate of $15 million of Holdings Class A common stock at the same price per share paid by the Sponsors in connection with the Equity Financing (see “Interests of Clear Channel’s Directors and Executive Officers in the Merger — Equity Rollover”). Upon their execution of new or amended employment agreements with the surviving corporation, Mr. Mark P. Mays and Randall T. Mays each will be issued restricted shares of Holdings Class A common stock with a value equal to $20 million. Other than 580,361 shares of Clear Channel common stock included within the roll over commitment of Mr. L. Lowry Mays, shares of Holdings Class A common stock issued pursuant to the foregoing arrangements will not reduce the shares of Holdings Class A common stock available pursuant to Stock Elections.

(5)	Consists of shares of Holdings Class A common stock with voting power equal to one vote per share. The percentage ownership of Holdings attributable to the public will vary within the disclosed range based on the number of shareholders in addition to the Highfields Funds and the Abrams Investors (each of which has committed to elect the Stock Consideration with regard to an aggregate of 13,888,890 shares of shares of Clear Channel common stock) who make a Stock Election. The maximum number of shares of Class A common stock issued to the public pursuant to Stock Elections will be equal to 30% of the outstanding capital stock and voting power of Holdings after the merger.

Background of the Merger

Clear Channel’s board of directors periodically reviews and assesses strategic alternatives available to Clear Channel to enhance shareholder value. As part of this on-going review, on April 29, 2005, Clear Channel announced a strategic realignment of its businesses. The plan included an initial public offering of approximately 10% of the common stock of Clear Channel Outdoor, comprised of Clear Channel’s Americas and international outdoor segments, and a 100% spin-off of Clear Channel’s live entertainment segment and sports representation business, which now operates under the name Live Nation. Clear Channel completed the initial public offering of Clear Channel Outdoor on November 11, 2005 and the spin-off of Live Nation on December 21, 2005. In addition, since that time Clear Channel has returned $1.6 billion to Clear Channel’s shareholders in the form of stock repurchases and increased by 50% its regular quarterly dividend.

Notwithstanding these initiatives, Clear Channel’s common stock continued to trade during late 2005 and through the summer of 2006 at levels which management and the board of directors believed discounted the value of Clear Channel. On August 18, 2006, Messrs. Mark P. Mays and Randall T. Mays, Clear Channel’s Chief Executive Officer and President/Chief Financial Officer, respectively, contacted Goldman Sachs and requested Goldman Sachs to prepare a preliminary assessment of the strategic alternatives available to Clear Channel, including a possible sale of Clear Channel.

On August 24, 2006, representatives of The Blackstone Group, or Blackstone, contacted Messrs. Mark P. Mays and Randall T. Mays and stated that Blackstone was interested in exploring the possible acquisition of Clear Channel. During this discussion, representatives of Blackstone discussed their views on the merits of a possible acquisition of Clear Channel, but did not make any proposals regarding the price or structure of a transaction. Messrs. Mark P. Mays and Randall T. Mays did not make any proposals regarding a transaction or solicit any proposals from Blackstone.

On August 28, 2006, representatives of Goldman Sachs met with Messrs. Mark P. Mays and Randall T. Mays and discussed various strategic alternatives available to Clear Channel, including the spin-off or taxable sale of Clear Channel Outdoor and the sale of non-core operating assets.

On August 30, 2006, Messrs. Mark P. Mays and Randall T. Mays met with representatives of Blackstone in San Antonio, Texas. On September 1, 2006, Messrs. Mark P. Mays and Randall T. Mays met with representatives of Providence Equity Partners, or Providence, in San Antonio, Texas. At these meetings, Messrs. Mark P. Mays and Randall T. Mays discussed with representatives of these two private equity groups their respective views on the feasibility of a leveraged acquisition of Clear Channel. No proposals regarding a transaction were made by any of the parties at those meetings.

On September 5, 2006, at a special meeting of Clear Channel board of directors held by telephone, Mr. Mark P. Mays stated that, in light of the fact that Clear Channel’s common stock continued to trade at prices which management considered to discount the value of Clear Channel, the recent strong operating performance reported by Clear Channel and prevailing conditions in the financial markets, he considered it appropriate for the board to conduct a thorough consideration of strategic alternatives.

Mr. Mark P. Mays further stated he was regularly contacted by private equity groups inquiring about Clear Channel’s interest in a possible transaction involving either the sale of Clear Channel as a whole or one or more divisions or a portion of its assets. He reported that no specific proposal had been made by any group and that the contacts had been limited to general inquiries.

Clear Channel’s board of directors determined to conduct a thorough review of strategic alternatives available to Clear Channel at its next regular meeting. Clear Channel’s board of directors requested that Goldman Sachs be engaged to advise the board of directors in connection with that review. The board of directors directed management to attempt to determine whether a leveraged buyout transaction was feasible in the current financial markets so that it could include this alternative as part of its review. Clear Channel’s board of directors authorized management to permit Blackstone and Providence to act together to evaluate possible transactions.

Clear Channel management was directed to first obtain an agreement from Blackstone and Providence containing customary confidentiality and standstill provisions. Clear Channel’s board expressly directed that the authority being granted was limited to providing confidential information to Blackstone and Providence for the purpose of determining whether a leveraged buyout of Clear Channel represented a feasible strategic alternative in the financial markets at this time and that management was not authorized to commence a sale process or to negotiate price or terms of a potential transaction.

Following the meeting, the directors consulted with one another regarding the engagement of a financial advisor and legal counsel in connection with the board’s strategic review. It was the consensus of the board, subject to formal ratification at the next scheduled meeting, to engage Goldman Sachs as its financial advisor and Akin Gump Strauss Hauer & Feld LLP, or Akin Gump, as its legal advisor.

On September 11, 2006, Clear Channel entered into a confidentiality agreement with each of Blackstone and Providence to enable the parties to share information regarding Clear Channel and its business in order to determine whether a sale of Clear Channel represented a feasible strategic alternative at this time. The confidentiality agreements expressly prohibited Blackstone and Providence from contacting any actual or potential co-investors, financiers or other third parties who would or might provide equity, debt or other financing for a transaction without Clear Channel’s consent. The confidentiality agreements also contained customary standstill provisions which, among other things, prevented Blackstone and Providence and their representatives from acquiring Clear Channel common stock or participating in a proxy solicitation regarding Clear Channel’s common stock without Clear Channel’s consent.

Representatives of Blackstone and Providence met with Messrs. Mark P. Mays and Randall T. Mays in New York City on September 13, 2006 as part of their due diligence review. Representatives of Akin Gump and Weil, Gotshal & Manges, or Weil, legal counsel for Blackstone and Providence, were also in attendance.

On September 22, 2006, a consortium, which we refer to as Consortium 1, led by Blackstone and Providence, submitted a preliminary nonbinding proposal to acquire Clear Channel in an all cash transaction for $34.50 per share of common stock. The proposal indicated that Blackstone, Providence, Bank of America Corporation and certain limited partners of Blackstone and Providence would fund the equity for the transaction. Accompanying the preliminary, nonbinding proposal was a letter from Bank of America Securities, LLC, or BAS, in which BAS stated that it was highly confident of its ability to arrange for the necessary debt facilities in connection with the possible transaction.

On September 25, 2006, the board of directors convened a special meeting at Clear Channel’s headquarters in San Antonio, Texas, to review and discuss Clear Channel’s strategic alternatives. The meeting was also attended by representatives of Akin Gump and Goldman Sachs. Akin Gump reviewed the directors’ fiduciary duties in the context of considering Clear Channel’s strategic alternatives. Messrs. Mark P. Mays and Randall T. Mays made a presentation regarding Clear Channel’s recent business results and financial performance, Clear Channel’s existing financial condition and Clear Channel’s strategic plans, goals and prospects.

Representatives of Goldman Sachs then made a presentation, which included an assessment of Clear Channel’s various strategic alternatives and reviewed illustrative financing at assumed leverage ratios for a leveraged buyout transaction. The directors discussed the presentation and asked questions of management regarding their confidence in Clear Channel’s plans, forecasts and prospects. The board of directors discussed the risk and challenge of Clear Channel’s existing business plans and prospects, as well as the opportunities such plans presented to Clear Channel. The board of directors discussed each of these alternatives in detail, including the potential value that each alternative could generate to Clear Channel’s shareholders, the attendant risks and challenges of each alternative, the potential disruption to Clear Channel’s existing business plans and prospects occasioned by each alternative and the likelihood of successfully executing on such alternatives.

Representatives of Goldman Sachs also reviewed with the board of directors the proposal from Consortium 1. The board of directors discussed the proposal generally and in relation to the other strategic alternatives that might be available to Clear Channel, particularly the spin-off of Clear Channel Outdoor combined with a sale of non-core assets by Clear Channel.

The board of directors of Clear Channel (excluding Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays and B. J. McCombs who were recused due to their potential interest in the transaction) continued the meeting. These directors, whom we refer to as the disinterested directors, consisting of Alan D. Feld,

Perry J. Lewis, Phyllis B. Riggins, Theodore H. Strauss, J. C. Watts, John H. Williams and John B. Zachry, have each been determined by the Clear Channel board of directors to be independent for the purposes of the transaction. Akin Gump again reviewed the directors’ fiduciary duties in considering strategic alternatives, including the possible sale of Clear Channel. Following discussion among the disinterested directors and representatives of Goldman Sachs and Akin Gump, the Clear Channel board of directors, by unanimous action of the disinterested directors, resolved to begin a process to explore strategic alternatives to enhance shareholder value.

Further, the disinterested directors determined to advise Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays and B. J. McCombs that they should not participate in deliberations by the board of directors with respect to any proposed leveraged buyout transaction because of their possible participation in the transaction following any closing. The disinterested directors determined that all communications between any potential buying groups be directly with Akin Gump and Goldman Sachs and not through members of management.

Further, the disinterested directors advised Messrs. Mark P. Mays, Randall T. Mays and L. Lowry Mays and B. J. McCombs to not have discussions, either directly or through their representatives, regarding the terms on which any of them would participate in the management of, or invest in, a surviving corporation following any sale of Clear Channel.

Goldman Sachs stated that, if a sales process developed with respect to the sale of Clear Channel, Goldman Sachs would be willing to offer debt financing to all potential buying groups to facilitate the sale process, noting that no buying group would be obligated to use Goldman Sachs as its debt financing source. Akin Gump discussed with the board of directors the nature of the potential conflict of interest that might arise from Goldman Sachs acting both as the financial advisor to the board of directors and Clear Channel and a possible financing source in connection with the sale of Clear Channel and described to the board of directors certain procedures that Goldman Sachs could undertake to ensure the separation between the financing teams and the team advising the board of directors and Clear Channel and the safeguards that Clear Channel could undertake with regard to such conflict, including obtaining a fairness opinion from another investment bank.

Representatives of Goldman Sachs were then excused from the board meeting and the disinterested directors engaged in a discussion of the risks and benefits relating to Goldman Sachs’ offer, including the potential conflict of interest and the related safeguards, with Akin Gump. After the discussion, the disinterested directors determined that, although they could anticipate circumstances in which such an offer may facilitate a sale process, those circumstances were not currently present and they determined not to authorize Goldman Sachs to make such an offer.

The disinterested directors determined that it would be advisable to establish a special advisory committee to evaluate and report to the directors as to the fairness of the terms of any leveraged buyout transaction or other proposal determined by the board of directors to be advisable to Clear Channel and that presented potential conflicts with the interests of any of the directors. The special advisory committee, consisting of Perry J. Lewis, who was designated as chair of the committee, John H. Williams and John Zachry, was formed and given the power, among others, to retain separate legal counsel and separate financial advisors. The process for pursuing, and all negotiations with respect to, any possible transaction would be directed by the disinterested directors as a whole.

The disinterested directors engaged in a discussion of the proposal made by Consortium 1. The disinterested directors determined that the price proposed was not adequate when compared with the other strategic alternatives considered at the meeting. After an extended discussion and consideration of all relevant issues, the disinterested directors authorized Goldman Sachs to communicate to Consortium 1 that the Clear Channel board of directors had no interest in pursuing a transaction at the valuation proposed by Consortium 1. The disinterested directors further directed Goldman Sachs to communicate to Consortium 1 that Clear Channel was terminating access to further due diligence on Clear Channel and its business and that if it desired to continue discussions and diligence it should materially improve its proposal.

In making these determinations, the disinterested directors emphasized that the Clear Channel board of directors had made no determination to effect a sale of Clear Channel and neither management nor Goldman Sachs was authorized to engage in a sale process. Nevertheless, in the event that discussions with Consortium 1 continued or if another buying group or buying groups emerged, the disinterested directors requested Mr. Alan Feld to act as lead director for purposes of any discussion with potential buyer groups and to oversee and provide direction to Goldman Sachs between meetings of the Clear Channel board of directors with respect to any future discussions.

Representatives of Goldman Sachs contacted Consortium 1 on September 26, 2006 and relayed the directions of the board of directors, to the effect that a price of $34.50 was inadequate and that the Clear Channel board of directors had determined not to pursue discussions and to terminate the due diligence process and that the board of directors would entertain further diligence and discussions if the consortium materially improved its offer.

On September 27, 2006, Consortium 1 contacted representatives of Goldman Sachs and indicated that, based upon certain assumptions regarding Clear Channel’s operations, it would be willing to acquire Clear Channel for $35.50 per share but would require further due diligence, including access to more members of senior management, in order to improve on this price. Blackstone and Providence also requested that, due to the size of some of the contractual obligations owing to management, it desired an opportunity to engage in discussions with Messrs. Mark P. Mays, Randall T. Mays and L. Lowry Mays regarding the terms on which they would be willing to participate in the management of, or invest in, the surviving corporation in the event a sale was accomplished. After discussion with representatives of Goldman Sachs and Akin Gump, Mr. Alan Feld authorized representatives of Goldman Sachs to allow Consortium 1 to undertake a limited due diligence investigation of Clear Channel for the sole purpose of improving on its proposal. The request to have conversations with Messrs. Mark P. Mays, Randall T. Mays and L. Lowry Mays was deferred until the Clear Channel board of directors could next meet.

On September 29, 2006, Blackstone and Providence requested permission to admit Kohlberg Kravis Roberts & Co., or KKR, to Consortium 1, which Mr. Alan Feld approved. KKR executed a confidentiality agreement containing substantially the same terms as the confidentiality agreements executed by Blackstone and Providence.

At a special meeting of Clear Channel board of directors held by telephone on October 3, 2006 (attended by each of the directors other than John Zachry), which representatives of Goldman Sachs and Akin Gump also attended, representatives of Goldman Sachs reported on the discussions with Blackstone and Providence since the September 25, 2006 meeting of the board of directors. Following this report, Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays and B. J. McCombs recused themselves and left the meeting. In response to the request by Blackstone and Providence on September 27, 2006, the disinterested directors determined that legal counsel for Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays, whom the disinterested directors authorized be engaged at Clear Channel’s expense to represent the Mayses in connection with any proposed leveraged buyout transaction, would be permitted to have general discussions with Weil regarding the terms upon which management might participate in the surviving corporation following a possible transaction on the condition that no direct discussions would be permitted, no specific negotiations arriving at any agreement would be had and that Akin Gump would be included in all such discussions.

On October 5 and 6, 2006, members of management held a two-day diligence session with representatives of Consortium 1 in New York City to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Also in attendance were representatives of Akin Gump and Goldman Sachs.

On October 6, 2006, there was a meeting between counsel for Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays and Weil in which counsel for the Mayses presented a summary of the terms on which the Mayses might participate in the management of, and invest in, the surviving corporation if a leveraged buyout transaction were to occur. Counsel for the Mayses also advised Weil that discussions with respect to Mr. L. Lowry Mays were only in respect of his employment arrangements and that he was not at this time interested in discussing the possibility of any on-going investment in Clear Channel. The meeting was also attended by Akin Gump.

On October 10, 2006, the special advisory committee met and determined to engage Sidley Austin LLP as its special counsel. The special advisory committee retained Lazard Frères & Co. LLC, or Lazard, as its financial advisor. Such retention contemplated that Lazard would undertake a study to enable it to render an opinion as to the fairness from a financial point of view of the financial consideration to be received by Clear Channel’s shareholders in connection with any sale of Clear Channel, which engagement was confirmed in an engagement letter dated October 25, 2006.

On October 11, 2006, representatives of Consortium 1 contacted Goldman Sachs and indicated that Consortium 1 would require further due diligence and an opportunity to meet further with senior management of Clear Channel before revising its proposal. At the direction of Mr. Alan Feld, Goldman Sachs requested Consortium 1 to identify with specificity what further diligence it required for this limited purpose and arranged for further meetings to be held on October 12 and October 13, 2006 in San Antonio, Texas. Separately, representatives of Clear Channel and Goldman Sachs were contacted by representatives of Thomas H. Lee Partners, L.P., or “THL Partners”, who stated that if Clear Channel was considering a leveraged buyout transaction, it desired to have an opportunity to discuss such a transaction with Clear Channel.

On October 12 and 13, 2006, Clear Channel management held a due diligence session with representatives of Consortium 1 in San Antonio, Texas, to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Also in attendance were representatives of Goldman Sachs.

At a special meeting of Clear Channel board of directors held by telephone on October 13, 2006 (attended by each of the directors other than J.C. Watts), which representatives of Goldman Sachs and Akin Gump also attended, representatives of Goldman Sachs updated the board of directors with respect to recent discussions with Consortium 1. Goldman Sachs then made a presentation on the potential strategic alternatives available to enhance shareholder value.

During the meeting, Goldman Sachs reported the contact with THL Partners and THL Partners’ desire to have exploratory discussions regarding a potential leveraged buyout transaction. Following Goldman Sachs’ report, Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays and B. J. McCombs recused themselves and left the meeting. The disinterested directors present continued to discuss THL Partners’ request for exploratory discussions. The disinterested directors discussed the increased possibility of a leak, as well as the distraction to Clear Channel’s management, and the potential negative impact on Clear Channel and its business and operations, that could arise by engaging in discussions with multiple parties. In light of these concerns and the potential adverse impact on Clear Channel, the disinterested directors present directed Goldman Sachs to communicate to THL Partners that the board of directors had not determined to sell Clear Channel. Akin Gump then reported that it had prepared a draft of a merger agreement to be distributed to Weil to elicit their views on the non-price terms of their proposal. The disinterested directors present requested that Akin Gump review the terms of the proposed form of merger agreement with Mr. Alan Feld, who would provide guidance on the terms reflected in the draft merger agreement.

Following discussions with Mr. Alan Feld, on October 14, 2006 Akin Gump distributed a draft merger agreement to Weil.

On October 15, 2006, Weil distributed a revised summary of senior executive arrangements and a management equity term sheet to counsel to Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays. Akin Gump was provided a copy of each of these submissions.

On October 18, 2006, Blackstone and Providence contacted representatives of Goldman Sachs and informed Goldman Sachs that KKR had withdrawn from Consortium 1, but that the remainder of the consortium was making a non-binding preliminary proposal to purchase Clear Channel at the price of $35.00 per share. Blackstone and Providence indicated that they would need to identify other equity and debt sources to complete the transaction and that they could complete their remaining due diligence and other work necessary to enter into definitive agreements for the proposed acquisition within two weeks.

Later that same day, Weil provided to Akin Gump Consortium 1’s written position on certain key terms in the draft merger agreement previously transmitted to it, including the termination date, the length of the marketing period, a go-shop right, the definition of material adverse effect, fiduciary termination rights, termination fees payable in certain circumstances by Clear Channel, on the one hand, and by the buyer, on the other hand, the conditions to closing, interim operating covenants, equity syndication terms, board recommendation provisions, specific performance rights, a proposed cap on the liability of the private equity firms for breach by the buyer and in other circumstances and the allocation of risk with respect to regulatory approvals required with respect to FCC matters and antitrust approvals.

At a special meeting of the Clear Channel board of directors held by telephone on October 19, 2006 (attended by each of the directors other than J.C. Watts), which representatives of Goldman Sachs and Akin Gump also attended, Goldman Sachs updated the Clear Channel board of directors with respect to recent discussions with Consortium 1. Following Goldman Sachs’ report, Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays and B. J. McCombs recused themselves and left the meeting. Akin Gump reviewed the directors’ fiduciary duties when considering strategic alternatives, including a possible sale of Clear Channel. The disinterested directors present continued to discuss the most recent proposal by Consortium 1. It was noted that not only had the price proposed by the consortium been reduced but that any transaction was less certain to be executed in light of the fact that Consortium 1 no longer had equity and debt commitments sufficient to complete the transaction. The disinterested directors present discussed the alternatives available to Clear Channel, including a discussion of the values for the shareholders that could be achieved from a possible sale of Clear Channel compared to a spin-off of Clear Channel Outdoor combined with a sale of non-core assets. Following discussion, the disinterested directors present directed Goldman Sachs to communicate to Consortium 1 that the Clear Channel board of directors considered its proposal inadequate; that the board of directors had a meeting scheduled for October 25, 2006 to discuss and review Clear Channel’s strategic alternatives and if Consortium 1 desired that its proposal be given consideration, it should improve its proposal prior to such time; and that the board of directors intended in the interim to contact other parties that had expressed an interest in exploring a sale transaction. The disinterested directors present then authorized Goldman Sachs to contact THL Partners to ascertain whether it had an interest in leading a consortium to explore a possible sale transaction.

On October 20, 2006, Goldman Sachs contacted Blackstone and Providence and relayed the directives of the board of directors. Goldman Sachs also contacted THL Partners and informed THL Partners that it would provide THL Partners an opportunity to conduct due diligence to determine whether it had an interest in forming a consortium to pursue discussions with Clear Channel regarding a possible sale transaction. Goldman Sachs informed THL Partners that the board of directors was meeting on October 25, 2006 to discuss and review Clear Channel’s strategic alternatives and if THL Partners desired that a proposal be given consideration, it should provide an indication of interest prior to such time.

On October 21, 2006, Akin Gump met with Mr. Alan Feld to obtain guidance on the written positions taken by Consortium 1 with respect to the draft merger agreement.

On October 21 and 22, 2006, members of Clear Channel management participated in multiple telephone conferences with representatives of THL Partners to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Prior to that time, THL Partners signed a confidentiality agreement containing substantially the same terms as the confidentiality agreements executed by each of the other private equity firms.

On October 24, 2006, there were press reports to the effect that Clear Channel was in discussions with private equity firms regarding a possible sale transaction. Later that day, THL Partners submitted a non-binding expression of interest to acquire all of Clear Channel’s outstanding capital stock in an all cash transaction for $35.00 to $37.00 per share. THL Partners indicated that it would need to identify other equity and debt sources to complete the transaction but felt confident that it could secure firm commitments for the remaining equity and debt among firms that it had worked with in the past. The proposal further indicated that THL Partners anticipated that it could complete its remaining due diligence and other work necessary to enter into definitive agreements for the proposed acquisition within 20 days.

On that same day, Consortium 1 submitted a revised proposal to acquire all of Clear Channel’s outstanding common stock in an all cash transaction for $35.00 per share. The proposal indicated that KKR had rejoined the consortium. Accompanying the proposal was a “highly confident letter” from BAS and Merrill Lynch, representing 100% of the debt financing necessary to complete the transaction. The proposal further contemplated a 20 day exclusivity period and stated that Consortium 1 anticipated that it could complete its remaining due diligence and other work necessary to enter into definitive agreements for the proposed acquisition within that 20 day period.

On the same day, there were also press reports to the effect that Clear Channel was in discussions with private equity firms regarding a possible sale transaction.

On October 25, 2006, the Clear Channel board of directors convened a regular meeting at Clear Channel’s headquarters in San Antonio, Texas, to include a review and discussion of Clear Channel’s strategic alternatives.

The meeting was also attended by representatives of Akin Gump and Goldman Sachs. Akin Gump reviewed the directors’ fiduciary duties in the context of considering Clear Channel’s strategic alternatives, including a possible sale of Clear Channel.

Representatives of Goldman Sachs updated the Clear Channel board of directors regarding events that had transpired since the last meeting. Representatives of Goldman Sachs then discussed the proposals that had been received by the Clear Channel board of directors from Consortium 1 and THL Partners. Following Goldman Sachs’ discussion, the directors discussed the information they had received and asked questions of management regarding their confidence in Clear Channel’s plans, forecasts and prospects. Clear Channel’s board of directors discussed the risks and challenges of Clear Channel’s existing business plans and prospects, as well as the opportunities presented to Clear Channel by each of the alternative plans. The board of directors discussed each of these alternatives in detail, including the potential value that each alternative could generate to Clear Channel’s shareholders, the attendant risks and challenges of each alternative, the potential disruption to Clear Channel’s existing business plans and prospects occasioned by each alternative and the likelihood of successfully executing on such alternatives.

Following the discussion, Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays and B. J. McCombs recused themselves and left the meeting and the disinterested directors continued the meeting. Akin Gump again reviewed the directors’ fiduciary duties in considering strategic alternatives, including the possible sale of Clear Channel. The disinterested directors discussed each of the two proposals. It was noted that given the recent press reports about possible discussions with private equity firms, it was no longer possible to avoid the disruption that would accompany a more public process. After taking these factors into account and reviewing the other strategic alternatives presented to it, the disinterested directors determined that Clear Channel should issue a press release that same day announcing that the board of directors had commenced a review of Clear Channel’s strategic alternatives and that the board of directors had retained Goldman Sachs to advise it with respect to that review.

Further, Goldman Sachs was directed to inform Consortium 1 and THL Partners that Clear Channel intended to issue the press release and request that they submit their best and final proposal to the board of directors by close of business on November 10, 2006, accompanied by equity and debt financing commitments, sponsor guarantees, a summary of the terms (if any) proposed by the consortium with respect to management’s participation and/or investment in the surviving corporation and comments to a draft merger agreement to be supplied by Akin Gump.

Later that day, representatives of Goldman Sachs communicated the Clear Channel board of directors requests for final proposals to each of Consortium 1 and THL Partners. They also explained to each that Goldman Sachs and Akin Gump would make themselves available to discuss and negotiate key terms and provisions of the draft merger agreement prior to the November 10, 2006 deadline and that the Clear Channel board of directors encouraged each of them to avail themselves of the opportunity to negotiate proposed changes to the draft merger agreement issues prior to the November 10, 2006 deadline.

On that same day, THL Partners requested permission to form a consortium, which we refer to as Consortium 2, with Bain Capital Partners LLC, or Bain, and Texas Pacific Group, or TPG, which was approved by Mr. Alan Feld. Bain and TPG each entered into a confidentiality agreement with Clear Channel with terms substantially similar to the confidentiality agreements entered into by each of the other private equity firms.

On October 26, 2006, members of Clear Channel management held a due diligence session with Consortium 2 in San Antonio, Texas, to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Representatives of Goldman Sachs were also in attendance. Akin Gump transmitted to legal counsel to Consortium 2, Ropes & Gray LLP, or Ropes & Gray, a copy of the draft merger agreement previously submitted to Consortium 1. Further, Akin Gump explained the procedures previously approved by the Clear Channel board of directors with respect to contacts with Mark P. Mays, Randall T. Mays, and L. Lowry Mays with respect to the terms on which they might participate in the management or equity of the surviving corporation. Counsel for Mark P. Mays, Randall T. Mays, and L. Lowry Mays distributed to Ropes & Gray a summary of senior executive arrangements and a management equity term sheet. The summary and term sheet contained terms that were substantially identical to those most recently distributed to Consortium 1.

On October 27, 2006, the Clear Channel board of directors received a written non-binding, preliminary, indication of interest from a consortium, which we refer to as Consortium 3, consisting of Apollo Management,

L.P., or Apollo, and The Carlyle Group, or Carlyle, to acquire all of Clear Channel’s outstanding common stock for at least $36.00 per share in cash. The indication of interest stated that Consortium 3 had been informed by Goldman Sachs that the board of directors requested the submission of fully financed bids on November 10, 2006 and requested the board of directors to consider a more extended process. At the direction of Mr. Alan Feld, Goldman Sachs informed Consortium 3 that, upon execution of confidentiality agreements, it would be provided access to management and due diligence materials and requested Consortium 3 to submit a more definitive proposal (including plans for financing) by November 1, 2006.

On that same day, Lazard received, and forwarded to Goldman Sachs, from a consortium, which we refer to as Consortium 4, consisting of Cerberus Capital Management, or Cerberus, and Oak Hill Capital Management, or Oak Hill, a non-binding, preliminary indication of interest to engage in discussions regarding a possible leveraged buyout transaction with Clear Channel. The indication of interest did not contain a price at which Consortium 4 would be interested in completing a transaction.

A special meeting of Clear Channel board of directors was held by telephone on October 28, 2006 (attended by each of the directors other than Mr. Theodore H. Strauss), which representatives of Goldman Sachs and Akin Gump also attended. Mr. Alan Feld and representatives of Goldman Sachs updated the Clear Channel board of directors regarding events that had transpired since the last meeting. Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays and B. J. McCombs then excused themselves from the meeting. The disinterested directors present then discussed the indications of interest received from Consortium 3 and Consortium 4. Following the discussion, the disinterested directors present directed Goldman Sachs to inform Consortium 3 that if, following preliminary due diligence on Clear Channel and its business, it submitted a more definitive proposal that was competitive, the board of directors would look favorably on their request that the time for submission of bids be extended. In addition, the directors present directed Goldman Sachs to contact Consortium 4 and inquire as to whether they had intended to submit an indication of interest and, if that was the case, to provide a preliminary indication of the valuation they were considering.

Goldman Sachs also reported that both THL Partners and Apollo had inquired regarding the availability of financing from Goldman Sachs. Goldman Sachs confirmed that, to facilitate the sale process, Goldman Sachs would be willing to offer debt financing to all consortia, noting that no consortium would be obligated to use Goldman Sachs as its debt financing source. Akin Gump reviewed with the disinterested directors the nature of the potential conflict of interest that might arise from Goldman Sachs acting both as the financial advisor to the Clear Channel board of directors and Clear Channel and a possible financing source in connection with the sale of Clear Channel and the procedures that Goldman Sachs could undertake to ensure the separation between the financing teams and the team advising the board of directors of Clear Channel and the safeguards that Clear Channel could undertake with regard to such conflict.

Representatives of Goldman Sachs were then excused from the board meeting and the disinterested directors engaged in a discussion of the risks and benefits relating to Goldman Sachs’ offer, including the potential conflict of interest and the related safeguards, with Akin Gump present. After the discussion, the disinterested directors present determined that, in light of the short period that remained prior to the time for the submission of the bids and in order to increase the competitiveness of the bidding process, Goldman Sachs was authorized to offer debt financing on the condition that appropriate procedural safeguards acceptable to Akin Gump and Mr. Alan Feld were put in place and that Goldman Sachs offered the same package of debt financing to each consortium.

On October 29, 2006, Apollo and Carlyle each executed confidentiality agreements with terms substantially similar to those contained in the confidentiality agreements with the other private equity firms.

On October 29 and 30, 2006, management held a due diligence session by telephone with representatives of Consortium 3 to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods.

On October 29, 2006, the Clear Channel board of directors and representatives of Goldman Sachs received a written non-binding, preliminary indication of interest from Consortium 4 to acquire all of Clear Channel’s outstanding common stock for a price ranging from $37.00 to $39.00 per share. At the direction of Mr. Alan Feld, representatives of Goldman Sachs informed Consortium 4 that, upon execution of confidentiality agreements, they would be provided access to Clear Channel management and due diligence materials and were requested to submit a more definitive proposal (including plans for financing) in the next several days. Goldman Sachs was also directed to inform them that if, after they completed preliminary due diligence on Clear Channel and its business, they submitted a more definitive proposal (including plans for financing) that was competitive, the Clear Channel board of directors would look favorably on any request to extend the time for submission of bids.

On October 30, 2006, Mr. Alan Feld, on behalf of the board of directors, and Goldman Sachs executed a consent letter outlining agreed upon procedures with respect to the planned offer by Goldman Sachs of debt financing to each consortium.

On that same day, drafts of confidentiality agreements in substantially the same form executed by each of the other private equity firms were presented to Cerberus and Oak Hill and their counsel. Clear Channel and Akin Gump engaged in negotiations with Cerberus and Oak Hill from October 30, 2006 through November 10, 2006 to attempt to reach agreement on a form of confidentiality agreement. The parties were unable to reach agreement due to the fact that Cerberus and Oak Hill were unwilling to agree to provisions comparable to those agreed to by the other private equity firms.

On that same day, Weil presented to Akin Gump comments from Consortium 1 on the draft merger agreement.

On that same day, Clear Channel management held a due diligence session in San Antonio, Texas, with representatives of Lazard to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods.

In addition, on that same day, Clear Channel management also held a telephonic due diligence session with representatives of Consortium 3 to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Representatives of Goldman Sachs were also in attendance.

On October 31, 2006, Clear Channel management held a due diligence session in San Antonio, Texas, with representatives of Consortium 3 to discuss Clear Channel’s business, operations, financial condition, results of operations and financial forecasts for future periods. Representatives of Goldman Sachs were also in attendance.

In or around late October 2006, representatives of TPG indicated to THL Partners and Bain that TPG was having difficulty with its participation in the transaction, and that TPG did not want to impede the process.

On November 1, 2006, Apollo verbally submitted to Goldman Sachs a revised non-binding preliminary indication of interest to acquire all of the common stock of Clear Channel in an all cash transaction at a price of $35.00 per share and informed Goldman Sachs that Carlyle had removed itself from Consortium 3. Following this time, Apollo did not request to participate in any further diligence or indicate any interest to form another consortium or submit a proposal.

During the first two weeks of November 2006, through November 15, 2006, Consortium 1 and Consortium 2, their financing partners, representatives and advisors continued to conduct due diligence on Clear Channel and its business. In addition, Clear Channel, Akin Gump and FCC and antitrust counsel for Clear Channel conducted due diligence on the members of each of the consortia, particularly with respect to their investments in other media companies and the markets that such companies operated in and the participation of any non-United States persons in such consortia.

On November 3, 2006, the special advisory committee retained Watson Wyatt & Company (“Watson Wyatt”) as its executive compensation consultant. The retention was confirmed in an engagement letter dated November 6, 2006. Such retention contemplated that Watson Wyatt would review the existing change-in-control arrangements for Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays, any proposed settlement of such existing arrangements in conjunction with a change of control of Clear Channel and any proposed new incentive and investment arrangements for management. Watson Wyatt’s engagement also contemplated a comparison of proposed management arrangements with benchmark data.

During the first two weeks of November, the special advisory committee met three times in connection with its review of the possible transactions. At these meetings, the special advisory committee received the advice and reports of Sidley, Lazard and Watson Wyatt.

On November 4, 2006, Ropes & Gray submitted to Akin Gump written comments to the draft merger agreement on behalf of Consortium 2.

A special meeting of Clear Channel board of directors was held by telephone on November 7, 2006 (attended by each of the directors), which representatives of Goldman Sachs, Akin Gump and Sidley also attended. Representatives of Goldman Sachs updated the board of directors regarding events that had transpired since the last meeting of the board of directors. Akin Gump reviewed the Clear Channel directors’ fiduciary duties in considering strategic alternatives, including the possible sale of Clear Channel. Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays and B. J. McCombs then recused themselves and left the meeting. Akin Gump then summarized the key terms of the draft merger agreement presented to each of Consortium 1 and Consortium 2. The key terms covered the scope of the representations, warranties and covenants made by the respective parties to the agreement, as well as the conditions to closing the transaction and the provisions relating to the termination of such agreement. Akin Gump then summarized the comments on the draft merger agreement received from each consortium. The disinterested directors instructed Akin Gump and Goldman Sachs that they would not approve a definitive agreement that was contingent on receipt of financing for the transaction; that the board of directors must have the right to change its recommendation to Clear Channel’s shareholders with respect to the transaction if required by its fiduciary duties to do so; that the board of directors must be able to terminate the agreement if it received a superior proposal following execution of a definitive agreement; that the fee payable by Clear Channel if it terminated the agreement must be reasonable, with a lower fee payable during a post-signing go-shop period; that the buying group must agree not to syndicate its equity holdings to other bidders in the process in order to protect the integrity of the bidding process; that the buying group must covenant to take all necessary actions to obtain FCC and HSR approvals; that the buying group must be liable to Clear Channel if the buyer breaches its obligations under the definitive agreement or a closing fails to occur due to the failure of the regulatory conditions; and that the terms of the transaction should provide additional purchase price in the event the closing of the transaction is extended beyond an agreed upon date, which we refer to as a ticking fee.

During the period from November 8, 2006 through November 12, 2006, Akin Gump and Goldman Sachs continued to negotiate the terms of a draft merger agreement with Consortium 1 and Consortium 2 through telephonic meetings and in-person meetings held at Akin Gump’s offices in New York City. Also participating in some of these meetings were the parties’ respective FCC and antitrust counsel. During the course of these discussions and negotiations, the parties addressed each of the key terms of the draft merger agreement and the proposed plans of each of the two consortium for dealing with potential FCC and HSR issues raised by the fact that each of the consortia had investments in other media companies, some of which operated broadcast stations and print media in markets overlapping markets served by Clear Channel’s television and radio broadcast stations. Key terms addressed in these negotiations included the terms of any ticking fee, the board of directors’ request for a go-shop period, the structure and amount of break up fees and reverse break up fees, change of recommendation provisions, the board of directors request that the equity holdings of each consortium not be syndicated to other participants in the bidding process, the definition of superior proposal and material adverse effect, and the remedies of Clear Channel for breach of the merger agreement.

On November 8, 2006, Consortium 2 informed Goldman Sachs it would not be able to submit a complete bid package on November 10, 2006. After consulting with Mr. Alan Feld, Goldman Sachs informed each of Consortium 1 and Consortium 2 that the deadline for submitting the bid packages would be moved to November 13, 2006.

From November 8, 2006 through November 12, 2006, representatives Goldman Sachs and Akin Gump periodically consulted with Mr. Alan Feld to provide him an update on developments in the separate negotiations and to solicit his guidance on potential resolution of differences between the positions taken by the board of directors and the positions taken by the two consortia.

During this period, the parties and their advisors finalized the terms of separate agreements to be entered into by the equity sponsors that comprised each consortium, which we refer to as limited guarantees, pursuant to which such equity sponsors would guarantee certain payment obligations of the buyer under the draft merger agreement, subject to a cap. In addition, during this time period, counsel for Messrs. Mark P. Mays, Randall T. Mays, and

L. Lowry Mays and counsel for each of the consortia continued to exchange views on the terms on which the Mayses would participate in management, and invest in, the surviving corporation resulting for any transaction.

On November 12, 2006, Akin Gump and representatives of Goldman Sachs met separately with each of Consortium 1 and Consortium 2 and their advisors to review the procedures for submitting bids on November 13, 2006. Each consortium was informed that Akin Gump would deliver to it a final draft of the merger agreement reflecting the terms which had been agreed to during the course of negotiations and, where agreement had not been reached, the terms proposed by the board of directors. Each consortium was told that, as part of the bid package, it would have an opportunity to make changes to the final draft of the merger agreement, but that any changes submitted would weigh against its bid when considered by the board of directors. Each consortium was requested to submit written bid packages on November 13, 2006 indicating the price per share to be paid for 100% of the common stock of Clear Channel in an all cash transaction and consisting of (i) a copy of the final draft of the merger agreement, marked with any proposed changes, (ii) a detailed description of financing sources, including commitment letters, (iii) a final form of the limited guarantee and (iv) a description of the terms proposed by the consortium with respect to the participation of Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays in the surviving corporation.

On November 12, 2006, representatives of THL Partners and Bain informed Goldman Sachs that TPG would not be a participant in Consortium 2.

Consortium 1 and Consortium 2 submitted complete bid packages on November 13, 2006.

Clear Channel’s board of directors convened a special meeting on November 14, 2006, which was also attended by representatives of Akin Gump, Goldman Sachs, and Sidley. Present at the commencement of the meeting were each of the disinterested directors. Akin Gump reviewed the directors’ fiduciary duties in considering strategic alternatives, including the sale of Clear Channel. Representatives of Goldman Sachs then made a presentation to the disinterested directors. The presentation contained analyses prepared by Goldman Sachs that were substantially similar to those described under “Opinion of Clear Channel’s Financial Advisor” utilizing then-current data. During this presentation Goldman Sachs orally reviewed the history of negotiations with Consortium 1 and Consortium 2 and developments since the last meeting of Clear Channel board of directors. Goldman Sachs also reviewed its contacts with Consortium 3 and Consortium 4 and confirmed to the disinterested directors that each such consortium had been informed that if, after conducting preliminary due diligence, it had made a qualified proposal that sufficient time would be provided to it in order to participate in the bidding process.

Goldman Sachs then reviewed the two bid packages received on November 13, 2006. Each consortium proposed an all cash transaction at a price of $36.50 per common share. Goldman Sachs also described the terms proposed by each of the consortium for the participation of management in the surviving corporation. Akin Gump described how the key terms discussed at the November 7, 2006 board meeting had been resolved and reviewed with the disinterested directors the principal differences between the two merger agreements submitted as part of the bid packages. The non-financial terms proposed by Consortium 2 were overall more favorable than those proposed by Consortium 1 with respect to matters affecting the responsibilities of the consortium to resolve issues that may arise in obtaining necessary regulatory consents. Conversely, the structure and amounts of the termination fees payable by the consortium in the event of a breach or failure to close in certain circumstances proposed by Consortium 1 were more favorable than those proposed by Consortium 2. Further, Consortium 1 proposed a go-shop period of 30 days following signing and Consortium 2 proposed a go-shop period of 21 days following signing. The disinterested directors then received reports from regulatory counsel with respect to the FCC and HSR approval processes, issues that may be encountered and any differences presented by the participants of the two consortia.

Following the presentations by Goldman Sachs, Akin Gump and regulatory counsel, the disinterested directors directed Goldman Sachs to communicate with each of Consortium 1 and Consortium 2 that their bids reflected identical per share prices and that they would need to improve their bids if they were to receive favorable consideration and to review the merger agreement provisions they could improve to make their bid more favorable.

The disinterested directors then discussed the current change in control contracts between Clear Channel and each of Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays, including provisions providing for income tax and excise tax gross ups and the potential financial impact these arrangements might have on a merger proposal when compared to benchmark arrangements with executives at comparable companies. The disinterested directors determined to request Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays to accept a reduction in their change in control payments and benefits, including the elimination of income tax gross ups. Messrs. Alan Feld and John Zachry, chairman of the compensation committee, were requested to communicate these requests. The meeting was adjourned to the following morning.

Following adjournment, Goldman Sachs and Akin Gump communicated the instructions of Clear Channel board of directors to each of Consortium 1 and Consortium 2 and requested that each of the consortiums submit improved bids on November 15, 2006.

The meeting of the board of directors was reconvened on November 15, 2006. Mr. Mark P. Mays reported to the board that in order to assure the receipt of the best price available in the circumstances, each of he, Messrs. Randall T. Mays and L. Lowry Mays had agreed to a reduction in payments and benefits otherwise provided by their change in control agreements in the event that Clear Channel entered into a merger agreement with either Consortium 1 or Consortium 2 and the merger (or a superior proposal) was consummated. The agreed upon reductions included the elimination of Mr. L. Lowry Mays’ cash severance payment otherwise due him upon a termination of employment following the merger, a reduction in the severance payment and benefits otherwise due Messrs. Mark P. Mays and Randall T. Mays upon a termination of employment following the merger, the elimination of the income tax gross ups otherwise due Messrs. Mark P. Mays and Randall T. Mays, and certain other modifications. As a result of these agreed upon changes, it was estimated, by the disinterested directors based on certain assumptions, including among others the timing of the closing, that Clear Channel would realize approximately $300 million in savings, which the disinterested directors expected would enable the potential buyer to offer a higher consideration for Clear Channel. The disinterested directors expressed their appreciation to the Mayses for these concessions and Goldman Sachs was instructed by the disinterested directors to inform each of Consortium 1 and Consortium 2 of these changes so that they could be reflected in their revised proposals. In addition, the deadline for submitting the revised proposals was extended to provide sufficient time to reflect these changes.

Clear Channel’s board of directors then received an updated presentation from Goldman Sachs reflecting its final assessment of the strategic alternatives available to Clear Channel. The presentation contained analyses prepared by Goldman Sachs that were substantially similar to those described under “Opinion of Clear Channel’s Financial Advisor” utilizing then-current data. Clear Channel’s directors discussed the presentation and asked questions of management and conducted a thorough review of each of these alternatives, including the risks and challenges presented by each alternative; the potential value that each alternative could generate to Clear Channel’s shareholders; the potential disruption to Clear Channel’s existing business plans and prospects occasioned by each alternative; and the likelihood of successfully executing on such alternatives. Following this presentation the Clear Channel board of directors determined that, depending on receipt of a final proposal from one of the consortium that was acceptable to the disinterested directors, a sale of Clear Channel presented the strategic alternative that was in the best interests of the shareholders. Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays confirmed that they were prepared to conclude their management arrangements with either consortium if that were the decision of the disinterested directors.

Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays and B. J. McCombs left the meeting and the disinterested directors continued the meeting. Following receipt of the revised proposal from each of Consortium 1 and Consortium 2, the two proposals were read to the disinterested directors. Consortium 1 submitted a revised proposal at $36.85 per share and Consortium 2 submitted a revised proposal at $37.60 per share. In addition, each of the two revised proposals reflected improvements to the terms of the merger agreement. It was determined by the disinterested directors that the proposal submitted by Consortium 2 represented the most attractive proposal. At the request of the disinterested directors, Goldman Sachs reviewed with the disinterested directors its financial analysis of the merger consideration proposed by Consortium 2 and rendered to the board of directors an opinion, which opinion was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the $37.60 per share in cash to be received by the holders of the outstanding shares of Clear Channel common stock (other than holders of Rollover Shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Prior to approving the execution of definitive agreements, the disinterested directors requested that the special advisory committee report to the directors its assessment of the fairness of the terms of the proposed merger with Consortium 2 to Clear Channel’s unaffiliated shareholders. The meeting of the board was then recessed and the special advisory committee convened separately with Sidley, Lazard and Watson Wyatt. At the meeting of the special advisory committee, the special advisory committee requested that Lazard render an opinion as to whether the financial consideration to be received by Clear Channel shareholders in the proposed merger with entities sponsored by Consortium 2 was fair from a financial point of view to Clear Channel shareholders (other than Clear Channel, Merger Sub, any holder of Rollover Shares and any shareholder who is entitled to demand and properly perfects appraisal rights). Lazard delivered to the special advisory committee an oral opinion, which was subsequently confirmed by a written opinion dated November 16, 2006, that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be received by the holders of Clear Channel’s common stock in the proposed merger was fair, from a financial point of view, to such holders (other than Clear Channel, Merger Sub, any holder of Rollover Shares and any shareholder who is entitled to demand and properly perfects appraisal rights). Watson Wyatt advised the special advisory committee that the modified management arrangements conformed more closely in design and amount to benchmarks (except with respect to Mr. L. Lowry Mays, whose amended arrangement was more favorable to Clear Channel than a standard arrangement). Watson Wyatt confirmed their report that buyouts for the full amount of existing severance arrangements are typical in leveraged buyout transactions, the proposed award of restricted stock to Messrs. Mark P. Mays and Randall T. Mays was in an amount consistent with a buyout of the modified severance arrangements and the proposed equity pool for management in the modified arrangements was within benchmark ranges.

After additional discussion and deliberation with its advisors, the special advisory committee determined that the terms of the proposed merger with entities sponsored by Consortium 2 was fair to Clear Channel’s unaffiliated shareholders.

Following the meeting of the special advisory committee, the directors (excluding Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays and B. J. McCombs) reconvened, and the chair of the special advisory committee reported to the disinterested directors as a whole its assessment as to fairness. Clear Channel’s board of directors, by the unanimous vote of the disinterested directors, determined that the merger is advisable and in the best interests of Clear Channel and its shareholders, approved the merger and the merger agreement and resolved to recommend to the shareholders of Clear Channel approval of the merger and approval and adoption of the merger agreement.

After the meeting was adjourned, Clear Channel, the Fincos and Merger Sub executed the merger agreement and issued a press release announcing the merger.

Following the execution of the merger agreement, Goldman Sachs began the process of contacting private equity firms and strategic buyers that might be interested in exploring a transaction with Clear Channel. Of the 22 parties contacted during the 21-day post-signing go-shop period, including 16 potential strategic buyers and 6 private equity firms (2 of which had previously been contacted, but had not entered into confidentiality agreements), none submitted a proposal to pursue a transaction with Clear Channel. Accordingly, on December 8, 2006, Clear Channel notified the Fincos that Clear Channel had not received any proposals that would qualify as an “Excluded Competing Proposal” for purposes of the solicitation provisions of the merger agreement.

During the period between January and March 2007, Messrs. Mark and Randall T. Mays together with Alan Feld, Clear Channel’s lead director, and Perry J. Lewis, the Chairman of the special advisory committee, met with several of Clear Channel’s institutional shareholders to provide them more detail regarding the board’s process that led to its determination to recommend the merger. During these meetings, some of Clear Channel’s institutional shareholders indicated that they intended to vote against the merger proposal and expressed the view that the merger consideration of $37.60 per share was not sufficient to obtain their vote.

At a meeting held on March 13, 2007, Clear Channel’s board of directors, with Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs recusing themselves, rescheduled the special meeting of shareholders to April 19, 2007 and set a new record date for shareholders entitled to vote at the special meeting of March 23, 2007. In making that determination, the Clear Channel board considered the substantial trading volume in Clear Channel’s shares of common stock since the original record date for the special meeting, and as the original record date no longer reflected Clear Channel’s then current shareholder base, determined to set a new record date to better align the economic and voting interests of all shareholders.

On April 12, 2007, Ropes & Gray, on behalf of the Fincos, requested in writing to the Clear Channel board that pursuant to the terms of the merger agreement, Clear Channel reconfirm to Clear Channel’s shareholders its recommendation to vote in favor of approval and adoption of the merger agreement and the merger.

On April 13, 2007, the Fincos provided to Clear Channel board of directors a letter indicating their willingness to discuss a proposal to amend the merger agreement. The proposal reflected a change in the merger consideration to include $38.50 per share, the opportunity for each shareholder, in that shareholder’s sole discretion, to receive the $38.50 in either, or a combination of, cash and/or shares of stock in the surviving corporation (up to an aggregate cap on the number of shares of stock equivalent to 10% of the outstanding shares immediately following the merger) and a “contingent value right,” or CVR, providing for a right to receive contingent cash payments in certain circumstances. Specifically, the CVR would provide that the shareholders would receive in installments (i) following the closing of the merger, within 10 business days following the availability of certain financial statements covering the period through closing, (ii) in 2009, 50% of the net proceeds (net of expense, reserves, and certain other costs and taxes) received by Clear Channel from the sale of certain non-core radio and television assets in excess of $2.0 billion, and (iii) in 2010 an additional amount per share if the compounded annual growth rate (“CAGR”) of Clear Channel’s radio business for the period from January 1, 2006 through December 31, 2009 is 2% or higher. In the latter case, if the CAGR for Clear Channel’s radio business for this period was less than 2%, no additional amount would be paid under the CVR; if the CAGR for Clear Channel’s radio business for his period was equal to or greater than 2% (but less than 3%), an additional $1.00 per share would be paid to Clear Channel shareholder; and if the CAGR for Clear Channels radio business for this period was greater than 3%, an additional $2.00 per share would be paid to Clear Channel’s shareholders. The proposal also included proposed additional termination fees payable by Clear Channel in certain circumstances, as follows: (x) in the event that Clear Channel’s shareholders did not approve the merger at the special meeting, Clear Channel would be required to pay to the Fincos $75 million in lieu of any expense reimbursement (which under the original merger agreement and under the merger agreement is capped at $45 million) and (y) in the event that the merger agreement was terminated and a Competing Proposal was consummated with one of the parties contacted during the auction process or the go-shop period within 12 months thereafter, Clear Channel would be required to pay a termination fee to the Fincos in the amount of $600 million. The proposal made by the Fincos provided that it would terminate automatically in the event that Clear Channel made any public disclosure of its terms.

On that same day, Clear Channel’s board of directors convened a special meeting by telephone, which was attended by representatives of Akin Gump and Goldman Sachs. Present at the meeting were each of the directors (other than Ms. Phyllis Riggins and Mr. J.C. Watts). Representatives of Goldman Sachs summarized the financial terms of the proposal received from the Fincos. Representatives of Akin Gump addressed certain legal matters, including the fiduciary duties of the board of directors. They further explained that if the Clear Channel board were to accept the proposal, the timing of the special meeting could be delayed by as much as 90 days in order to allow Clear Channel an opportunity to prepare, file and process a registration statement with the Securities and Exchange Commission and distribute it to Clear Channel’s shareholders. Management reported that, after consulting with representatives of Goldman Sachs, the value of the CVR is highly uncertain given the nature of the minimum thresholds for any future payments. Management noted that its current estimates indicated that the net proceeds from non-core radio and TV assets (as these terms were defined in the Fincos’ proposal) would not exceed $2.0 billion and that analyst estimates for growth in the radio industry are uncertain. Clear Channel’s board requested Goldman Sachs to prepare a financial analysis regarding the proposal and adjourned the meeting to April 15, 2007. Each of Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs then excused themselves from the meeting. The disinterested directors continued their deliberations.

A special meeting of Clear Channel board of directors was held by telephone on April 15, 2007 (attended by each of the directors other than Mr. B. J. McCombs and Ms. Phyllis Riggins), and was also attended by representatives of Akin Gump and Goldman Sachs. Management reviewed and discussed its revised forecasts with Clear Channel’s board of directors. Representatives of Goldman Sachs made a presentation to Clear Channel’s board of directors regarding an analysis of the financial terms of the proposed amendment to the merger agreement and an updated financial analysis of the strategic alternatives available to Clear Channel, including a separation of

Clear Channel Outdoor, a recapitalization and special dividend. The presentation contained analyses prepared by Goldman Sachs that were substantially similar to those described under “Opinion of Clear Channel’s Financial Advisor” utilizing then-current data. The directors discussed the presentation and asked questions of management and conducted a thorough review of each of these alternatives, including the risks and challenges presented by each alternative; the potential value that each alternative could generate to Clear Channel’s shareholders; the potential disruption to Clear Channel’s existing business plans and prospects occasioned by each alternative; and the likelihood of successfully executing on each alternative.

Following this presentation, each of Messrs. Mark P. Mays, Randall T. Mays and L. Lowry Mays then excused themselves from the meeting and the disinterested directors continued their deliberations. Following discussion, the disinterested directors directed Goldman Sachs to inform the Fincos that the board was concerned about the delays that would be attendant to their proposal and that they strongly favored an all cash offer, which should be increased from $38.50 per share in light of the expressed opposition of certain of Clear Channel’s shareholders.

On April 16, 2007, a special meeting of the board of directors was held by telephone, which was also attended by representatives of Akin Gump and Goldman Sachs. Representatives of Goldman Sachs reported to Clear Channel’s board of directors on Goldman Sachs’ discussion with the Fincos following the meeting of the board of directors held on April 15, 2007. Goldman Sachs reported that the Fincos had indicated they would take under consideration the request that the offer be converted to an all cash offer. Goldman Sachs also reported that the Fincos had requested that the board of directors respond to the other terms of the proposal, including the changes to the termination fee provisions. Following a discussion among Clear Channel’s directors, Goldman Sachs was instructed to inform the Fincos that the Clear Channel board of directors strongly preferred an increased all-cash offer and that the board was not agreeable to any change in the termination fees.

On April 17, 2007, the Fincos submitted to Clear Channel’s board of directors a revised written proposal to amend the merger agreement. The revised proposal reflected an all-cash merger consideration of $39.00 per share. The revised proposal also included proposed changes in termination fees payable by Clear Channel in certain circumstances, as follows: (i) in the event that Clear Channel’s shareholders did not approve the merger at the special meeting, Clear Channel would be required to pay to the Fincos $60 million in lieu of any expense reimbursement (which under the original merger agreement and under the merger agreement is capped at $45 million) and (ii) in the event that the merger agreement was terminated for any reason other than a willful breach by the Fincos and Clear Channel executed a definitive agreement with respect to or consummated a Competing Proposal with one of the parties contacted during the auction process or the go-shop period within 12 months thereafter, Clear Channel would be required to pay a termination fee to the Fincos in the amount of $500 million.

On April 17, 2007, the Clear Channel board of directors convened a special meeting by telephone, which also was attended by representatives of Akin Gump and Goldman Sachs. Present at the meeting were each of Clear Channel directors. Goldman Sachs discussed with the board of directors the terms of the written proposal submitted by the Fincos. Following the discussion, each of Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs then excused themselves from the meeting and the disinterested directors discussed the revised written proposal. The disinterested directors directed Goldman Sachs to inform the Fincos that the board was not agreeable to the $60 million fee payable in the event the shareholders failed to approve the merger but, in consideration of the increase in the merger consideration, would accept an additional fee of $100 million in the event that the merger agreement was terminated and a Competing Proposal was consummated with one of the parties contacted during the auction process or the go-shop period within 12 months thereafter. The special meeting was adjourned to enable Goldman Sachs to discuss the board’s proposal with the Fincos.

Later on that same date, the Clear Channel board of directors re-convened the special meeting by telephone. Goldman Sachs reported that the Fincos had revised their proposal further, indicating that it was their best and final proposal. The revised proposal was presented in the form of an amendment to the merger agreement, which in its final form is referred to in this proxy statement/prospectus as Amendment No. 1. The revised proposal reflected an all-cash merger consideration of $39.00 per share. The revised proposal also included a proposed change in termination fees payable by Clear Channel in the event that the merger agreement was terminated for any reason other than a willful breach by the Fincos and Clear Channel executed a definitive agreement with respect to or consummated a Competing Proposal with one of the parties contacted during the auction process or the go-shop period, or their affiliates, within 12 months thereafter. In this event, Clear Channel would be required to pay a termination fee to the Fincos in the amount of $200 million. Representatives of Akin Gump reviewed with Clear Channel’s board of directors its fiduciary duties in the context of a review of the proposed amendment to the original merger agreement. Representatives of Goldman Sachs outlined for Clear Channel’s board of directors an analysis of the financial terms of the proposed amendment to the original merger agreement. The directors discussed the analysis and asked questions of management. Clear Channel’s directors reviewed their deliberations and discussion of the other strategic alternatives available to Clear Channel at the prior meetings and asked questions of Goldman Sachs and management.

Following these discussions, each of Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs then excused themselves from the meeting and the disinterested directors continued their deliberations. Goldman Sachs then delivered to Clear Channel’s board of directors its oral opinion (subsequently confirmed in writing), that as of the date of its opinion, and based upon and subject to the factors and assumptions therein, the consideration of $39.00 per share in cash to be received by the holders of the outstanding shares of Clear Channel’s common stock (other than the Rollover Shares) pursuant to the merger agreement was fair from a financial point of view to such holders.

In connection with the execution of the original merger agreement, the disinterested members of Clear Channel’s board of directors formed a special advisory committee comprised of three disinterested and independent members of the board, with the purpose of providing its assessment as to the fairness of the terms of the original merger agreement and to provide its assessment in the event Clear Channel receives a Competing Proposal. The special advisory committee was not requested by the independent directors to separately assess the proposed amendment, as the amendment does not constitute a Competing Proposal. As a consequence, Lazard, financial advisor to the special advisory committee, was not requested to provide an opinion with respect to the proposed amendment.

Clear Channel’s board of directors (excluding Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs who had recused themselves from the deliberations) then considered the proposed amendment to the merger agreement and the transactions contemplated thereby and approved and adopted Amendment No. 1. Clear Channel’s board of directors then determined that, subject to the execution of the amendment to the merger agreement, the special meeting be rescheduled and held on May 8, 2007 to allow Clear Channel’s shareholders entitled to vote at the special meeting additional time to consider the amendment to the merger agreement and the information in the proxy statement.

On April 18, 2007, Clear Channel, Merger Sub and the Fincos executed the amendment to the merger agreement and issued a press release announcing the amendment to the merger agreement.

During the period from April 18, 2007 through May 2, 2007, two of the country’s leading institutional proxy advisor services, Institutional Shareholder Services and Glass Lewis & Co., recommended against the merger transaction, stating that the $39.00 per share purchase price was too low. Further, the Clear Channel board continued to receive proxies in response to its proxy solicitation; which by May 2, 2007 reflected a vote against the merger of more than the required 1/3 of the outstanding shares necessary to defeat the merger proposal.

There were no substantive discussions regarding the terms of the proposed merger between the board of directors and the Fincos after April 18, 2007 until the board of directors received from the Fincos on May 2, 2007 a term sheet contemplating a change in the terms and structure of the merger agreement. The term sheet contemplated (i) an increase in the merger consideration to be paid to unaffiliated shareholders from $39.00 to $39.20 per share and (ii) the opportunity for each shareholder to elect between cash and stock in the surviving corporation in the merger (up to an aggregate cap equivalent to 30% of the outstanding capital stock and voting power immediately following the merger). Under this proposal, each of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays (and their affiliates) and each director of Clear Channel would be entitled to receive $37.60 per share in cash for each share of common stock (and options) held by them (or in the case of a rollover, shares with a value of $37.60 per share), in lieu of the $39.20 per share and the election set forth above.

On May 3, 2007, the Clear Channel board of directors convened a special meeting by telephone, which also was attended by representatives of Akin Gump and Goldman Sachs. Present at the meeting were each of the Clear Channel directors. Representatives of Akin Gump reviewed with Clear Channel’s board of directors its fiduciary duties in the context of a review of the term sheet. Goldman Sachs summarized for the board of directors the terms reflected on the term sheet submitted by the Fincos. Following the discussion, each of Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs then recused themselves from the meeting and the disinterested directors discussed the proposed term sheet. During the discussion it was noted that acceptance of the proposal would result in a delay in the special meeting to consider the merger, then scheduled for May 8, 2007, by as much as 90 days in order to allow parties an opportunity to prepare, file and process a registration statement with the Securities and Exchange Commission and distribute it to Clear Channel’s shareholders.

The disinterested directors then determined not to accept the new terms and structure submitted by the Fincos. In doing so, the disinterested directors noted that the increase in merger consideration was only 0.5% more than currently provided for and the change in structure would require a delay in the date of the special meeting of up to 90 days with no material increase in certainty that the transaction would be approved by Clear Channel’s shareholders. Further, it was noted that, since the announcement on April 18, 2007 of the increase in merger consideration from $37.60 to $39.00 per share, significant shareholders of Clear Channel (including the Highfields Funds) had privately or publicly made known their opposition to the merger at $39.00 per share and their lack of interest in shares of capital stock of the surviving corporation following the merger; two of the country’s leading institutional proxy advisory services, Institutional Shareholder Services and Glass Lewis & Co., had recommended against the merger transaction, stating that the $39.00 per share purchase price is too low; and tabulated proxies received by the Clear Channel board of directors reflected at the time of the meeting a vote against the merger of more than the required 1/3 of the outstanding shares necessary to defeat the merger proposal. The board decided to convene the special meeting of shareholders scheduled to take place on May 8, 2007 and allow the shareholders to vote on the existing merger proposal.

Between May 3, 2007 and May 7, 2007, the Fincos engaged in discussions with the board of directors and its representatives regarding the terms summarized in the term sheet submitted on May 2, 2007. In addition, a number of shareholders of Clear Channel, including some of its largest shareholders, contacted members of the board of directors and requested the board to delay the date of the special meeting to provide the shareholders an opportunity to consult with the board on the proposed change in structure and terms. At a meeting convened on May 7, 2007 by telephone, the board of directors (with Messrs. L. Lowry Mays, Mark P. Mays, Randall T. Mays and B.J. McCombs recused from the vote), determined to reschedule the special meeting to May 22, 2007 at 8:00 a.m., Central Daylight Time, to allow the board of directors sufficient time to complete its discussions with the Fincos, consult with its significant shareholders and further develop the Fincos’ proposal to issue “stub equity” in the merger.

During the period from May 7, 2007 through May 17, 2007, members of the board of directors had discussions with the most significant shareholders of Clear Channel (in terms of holdings), including a majority of the ten shareholders with the largest holdings. In these discussions, a substantial majority of these shareholders requested that the board of directors negotiate a stock election as part of the merger terms and submit the revised structure to the shareholders for a vote. This was the first time that the board received communications from a broad group of its shareholders expressing a willingness to consider a stock election. The Highfields Funds had previously rejected a suggestion that certain institutional shareholders be given an opportunity to rollover shares of Clear Channel common stock into Holdings and other large shareholders had expressed a lack of interest in a public equity stub. The Highfields Funds and some of these other shareholders were among the shareholders who now requested the board of directors to negotiate a stock election to be made available to all shareholders. These shareholders did not state definitively their reasons for a change of opinion with respect to a stock election; however, some shareholders disclosed to members of the board of directors and management that they viewed certain terms included in the May 2, 2007 term sheet as favorable, including the size of the stock election, the limitations on the fees to be paid to the Fincos in the merger, the limitations on affiliate transactions and the inclusion of independent directors on the board of directors of Holdings. During this period Akin Gump and Ropes & Gray negotiated the terms of a proposed form of Amendment No. 2 to the merger agreement. Key terms addressed in these negotiations included the organizational structure of the buying group, terms of the stock election, the treatment of shares of common stock and options to purchase common stock held by members of the board of directors, limitations on the fees payable to the Fincos and their affiliates in connection with the merger and the inclusion of at least two independent directors on the board of directors of Holdings following the merger. The board of directors met on May 14, 2007 to receive an update on the status of discussions with shareholders and the Fincos and its counsel on the form of amendment.

On May 17, 2007, the Clear Channel board of directors convened a special meeting by telephone, at which each of the directors was present. Representatives of Akin Gump and Goldman Sachs were also present. Goldman Sachs and Akin Gump summarized the terms of a proposed amendment to the merger agreement, which we refer to as Amendment No. 2 in this proxy statement/prospectus and the history of the negotiations on the terms of the amendment. Certain members of the board of directors summarized various conversations that were had with various shareholders of Clear Channel, including some of its largest shareholders, in which a substantial majority of such shareholders requested the board of directors to amend the merger proposal to include a stock election and submit the revised terms to the shareholders for a vote. The breadth of shareholder support for such an amendment was sufficient to overcome the prior concerns regarding the delay in the vote that would result in a determination to include a stock election in the terms of the merger.

Pursuant to the proposed Amendment No. 2, at the effective time of the merger, each outstanding share of Clear Channel common stock and net electing option shares, other than shares owned by Clear Channel, Merger Sub, the Fincos, Holdings, any shareholders who are entitled to and who properly exercise appraisal rights under Texas law and by the holders of certain securities that will be “rolled-over” into securities of Holdings, will be cancelled and converted into the right to receive $39.20 in cash plus the additional consideration.

As an alternative to receiving the $39.20 per share cash consideration, Clear Channel’s unaffiliated shareholders and optionholders would be offered the opportunity to exchange up to approximately 30,612,245 shares of outstanding Clear Channel common stock and Net Electing Option Shares in the aggregate for an equal number of shares of Holdings Class A common stock (representing approximately 30% of the outstanding capital stock and voting power of Holdings immediately following the merger). In addition, no Clear Channel shareholder would be allocated a number of shares of Holdings Class A common stock representing more than 9.9% of the outstanding capital stock of Holdings immediately following the merger. The proposed Amendment No. 2, as presented to the board of directors of Clear Channel, included the other terms and conditions summarized in this proxy statement/prospectus.

Representatives of Akin Gump reviewed with Clear Channel’s board of directors its fiduciary duties in the context of a review of the proposed Amendment No. 2. In particular, they reported that, under Texas law, the board of directors may submit a merger proposal to its shareholders without a recommendation or, if submitted with a recommendation, may qualify that recommendation in any manner the board determines.

Representatives of Goldman Sachs made a presentation to Clear Channel’s board of directors regarding an analysis of the financial terms of the proposed cash consideration of $39.20 per share that holders of Public Shares could elect to receive pursuant to the proposed Amendment No. 2. As part of that presentation, Goldman Sachs stated that it would not be expressing any opinion as to the value of the Holdings Class A common stock or the prices at which the Holdings Class A common stock may trade if and when they are issued or whether any market would develop for the Holding Class A common stock. During the discussion that followed, the board of directors noted the risks associated with the Holdings Class A common stock and the likely reduced liquidity in the stock compared to that currently available to shares of Clear Channel common stock. Further, the board of directors took note of the fact that, under the proposal, each shareholder could elect to receive the Cash Consideration and any Stock Election would represent a voluntary investment decision by the shareholder so electing and that the Stock Election is responsive to those shareholders that have expressed a desire to retain an equity position in the surviving corporation following the merger.

Following these discussions, each of Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs then recused themselves from the meeting and the disinterested directors continued their deliberations. Goldman Sachs then delivered to Clear Channel’s board of directors its oral opinion (subsequently confirmed in writing), that as of the date of its opinion, and based upon and subject to the factors and assumptions therein, the Cash Consideration of $39.20 per share that holders of Public Shares can elect to receive pursuant to the merger agreement was fair from a financial point of view to such holders.

In connection with the execution of the original merger agreement, the disinterested members of Clear Channel’s board of directors formed a special advisory committee comprised of three disinterested and independent members of the board, with the purpose of providing its assessment as to the fairness of the terms of the original merger agreement and to provide its assessment in the event Clear Channel receives a Competing Proposal. The special advisory committee was not requested by the independent directors to separately assess the proposed Amendment No. 2, as the amendment does not constitute a Competing Proposal. As a consequence, Lazard, financial advisor to the special advisory committee, was not requested to provide an opinion with respect to the proposed amendment.

Clear Channel’s board of directors (excluding Messrs. Mark P. Mays, Randall T. Mays, L. Lowry Mays and B. J. McCombs who had recused themselves from the deliberations) then considered the proposed Amendment No. 2 and the transactions contemplated thereby and approved and adopted Amendment No. 2. Following a discussion of the Goldman Sachs presentation and the proposed amendment, Clear Channel’s board of directors:

•	determined that the merger agreement and the merger are advisable and in the best interest of Clear Channel’s shareholders;

•	approved and adopted the merger agreement and the merger; and

•	unanimously recommended that Clear Channel’s shareholders approve and adopt the merger agreement and the merger.

The recommendation of the board of directors was limited to the cash consideration to be received by shareholders in the merger. The board of directors made no recommendation as to whether any shareholder should make a Stock Election and made no recommendation regarding the Class A common stock of Holdings.

Clear Channel held a special meeting of its shareholders on September 25, 2007 to consider and vote upon a proposal to approve and adopt the merger agreement and the merger. The proposal was approved, with 364,084,022 shares voting in favor of the proposal and 5,814,983 voting against. There were 3,227,672 abstentions and 124,769,494 shares were not voted.

From September 25, 2007 through March 26, 2008, Clear Channel and the Fincos worked cooperatively to fulfill the conditions to closing the merger. On December 17, 2007, Clear Channel issued a press release announcing that it was commencing a cash tender offer and consent solicitation for its outstanding $750,000,000 principal amount of the 7.65% senior notes due 2010 on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated December 17, 2007. Clear Channel also announced on that date that its subsidiary, AMFM Operating Inc., was commencing a cash tender offer and consent solicitation for the outstanding $644,860,000 principal amount of the 8% senior notes due 2008 on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated December 17, 2007.

On January 24, 2008, the FCC granted Applications for Consent to the Transfer of Control of Clear Channel as contemplated by the merger agreement. This order by the FCC constituted the FCC Consent that was a condition to closing of the merger.

On February 13, 2008, Clear Channel agreed with the DOJ to enter into a Final Judgment and Hold Separate Agreement in accordance with and subject to the Tunney Act. Pursuant to the judgment, Clear Channel was ordered to hold separate and ultimately divest certain radio assets from and after the closing of the merger. The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired at 11:59 PM EST on Wednesday, February 13, 2008. Following such time, there were no remaining regulatory approvals needed to close the merger.

From September 2007 through March 2008, Clear Channel and the Fincos were cooperating with and providing assistance to the Banks in connection with the syndication and marketing of the credit commitments, including the provision of Required Financial Information, as that term is defined in the merger agreement. In addition Clear Channel periodically provided to the Fincos and the Sponsors operating data and updates to Clear Channel’s models and internal forecasts of future operating results. During this period, the Sponsors periodically provided reports to Mr. Mark P. Mays and Mr. Randall Mays regarding the status of discussions with the Banks. In particular, it was disclosed that, in light of the deteriorating credit markets, the Banks had sought concessions from the Sponsors with respect to the terms of the credit facilities. In support of their request, the Banks estimated in late January 2008 that they would incur substantial losses of approximately $2.65 billion, if they were required to fund the loans on the terms summarized in the credit commitments. The Sponsors refused to agree to the requested concessions.

Clear Channel completed delivery of the Required Financial Information resulting in the commencement of the debt-marketing period under the merger agreement, with a scheduled expiration date of March 26, 2008. The Sponsors and the Fincos provided notice to Clear Channel that the closing of the merger was scheduled for that same day.

From February 2008 through March 26, 2008, the Banks and the Fincos were finalizing the credit facilities documentation required by the debt commitments delivered in connection with the second amendment to the merger agreement. During this period, counsel for the respective parties exchanged drafts of the credit facilities documentation as well as memoranda and other communications expressing their respective views on the terms and conditions required by the debt commitment letters. At March 26, 2008, the Banks and the Fincos had not reached an agreement with respect to the terms and conditions of such documentation required by the debt commitment letters. The Banks had last presented a complete set of credit facilities documentation dated March 18, 2008 (the “March 18 Documentation”), which they represented was consistent with the terms of the debt commitment letters. The Fincos reported to Mr. Mark P. Mays and Mr. Randall T. Mays that they had rejected the terms contained in the March 18 Documentation. The March 18 Documentation contained (i) restrictions on Clear Channel’s ability to pay certain existing indebtedness that matured prior to the maturity of the proposed credit facilities, (ii) restrictions on extensions or modifications to the existing intercompany note with Clear Channel Outdoor, and (iii) financial and operating covenants that placed unexpected restrictions on Clear Channel following the closing. The Fincos informed Messrs. Mark P. Mays and Randall T. Mays that they had advised the Banks that these terms were unacceptable and, in their view, inconsistent with the debt commitment letters. The Fincos presented a complete set of credit facilities documentation dated March 26, 2008 (the “March 26 Documentation”) reflecting terms they would agree to and which they represented was consistent with the terms of the debt commitment letters. Clear Channel and the Fincos accordingly believed at that stage that the Banks would not agree to the terms reflected in the March 26 Documentation and the Sponsors would not agree to the terms reflected in the March 18 Documentation and that neither party was willing to agree to further compromises.

On March 26, 2008, Merger Sub and the Fincos filed an action against the Banks in the Supreme Court of the State of New York, County of New York, captioned BT Triple Crown Merger Co., Inc., et al., v. Citigroup Global Markets Inc., et al., Index No. 08/600899 (the “New York Action”), alleging breach of contract and other state-law causes of action arising from the Banks’ alleged failure to provide committed financing in support of the proposed merger. The New York Action proceeded through a number of pre-trial hearings, and a trial would later commence on May 13, 2008. The Banks added Clear Channel and Holdings, the plaintiffs in the Texas Actions (as defined below) as third party defendants to the Banks’ counterclaims in the New York Action. Such counterclaims were dismissed by the New York courts.

On March 26, 2008, Holdings and Clear Channel filed an action against the Banks in the District Court of the State of Texas entitled Clear Channel Communications, Inc. and CC Media Holding, Inc. v. Citigroup Global Markets, Inc., et. al., (the “Texas Actions” and collectively with the New York Action, the “Actions”) asserting a claim of tortious interference against each of the defendants based upon allegations that the defendants intentionally interfered with the merger agreement, as in effect prior to Amendment No. 3, in an effort to prevent Clear Channel, Merger Sub, the Fincos and Holdings from consummating the merger. Clear Channel sought an injunction prohibiting the defendants from engaging in the specified acts of interference and, alternatively, damages. The Banks filed an Application for Mandamus in the Texas Supreme Court, arising out of the trial courts’ denial of the Banks’ Motion to Dismiss. Trial on all other issues was scheduled for June 2, 2008.

On March 27, 2008, the parties convened by telephone conference call for the previously scheduled closing. Representatives of, and counsel for, the Fincos, Holdings and Merger Sub, on the one hand, and Clear Channel, on the other hand, were present. Representatives of, and counsel for, the Banks had been invited but were not in attendance. All of the documentation necessary to close the merger (other than the credit facilities documentation) was complete and the representatives of each of the Fincos, Holdings, Merger Sub and Clear Channel confirmed that they were prepared and willing to close the merger. The closing did not occur due to a lack of financing from the

Banks. Under the terms of the merger agreement, Clear Channel had from that date forward the option of terminating the merger agreement due to the fact that the merger had not closed on or prior to the expiration of the debt-marketing period under the merger agreement. Clear Channel did not exercise its right to terminate the merger agreement. If it had, it would have been entitled to a $500 million reverse termination fee under the terms of the merger agreement.

During this period, Clear Channel’s management requested, and received, periodic assessments from Clear Channel’s lawyers regarding developments with respect to attempts to close the merger and with respect to the New York Action and the Texas Actions. Management provided updates to the board of directors at board meetings held on March 25, 2008, March 28, 2008 and April 28, 2008, as well as in phone calls with individual directors between meetings. The consensus of Clear Channel’s board of directors was the primary objective of the company should be to seek a closing of the merger on the terms contained in the merger agreement. It was recognized that, while the outstanding litigation might provide incentives to achieve this result through negotiated settlement, the ability to achieve this result from the court actions themselves was highly uncertain. While the Texas Action provided an opportunity for Clear Channel to seek compensation for damages for tortious interference if the merger did not close, it did not provide an opportunity to seek specific performance of the merger agreement and debt commitments and damages could be difficult to prove. Moreover, the defendants in the Texas Action had moved for an order seeking to limit any damages payable by them to Clear Channel or Holdings to no more than $500 million based upon provisions of the merger agreement. The Fincos were seeking specific performance in the New York Action. However, the claim for specific performance was not supported by clear legal precedent and consequently was highly uncertain to succeed. Even if the claim for specific performance was successful, there was no assurance that the Fincos could actually close on the original terms of the merger agreement. A judgment in favor of the Fincos would likely be appealed and given the time involved in the appellate process, it would be unlikely that a closing could be achieved before the expiration of the debt commitment letters on June 12, 2008. In addition, Clear Channel’s board of directors was aware that Clear Channel’s only remedy under the merger agreement for breach was to terminate the merger agreement and seek payment of a $500 million termination fee from the Sponsors. In this respect they considered wide-spread press reports and statements from the Banks speculating that the Sponsors did not intend to close the transaction, as well as the statements by the Sponsors, both publicly and in private, that such speculation was false.

In April 2008, Mr. Mark P. Mays placed phone calls to the Chief Executive Officers of each of the Banks. As a result of those calls, Mr. John Mack, Chief Executive Officer of Morgan Stanley, and Mr. Mark P. Mays spoke by telephone. During the phone call, Mark P. Mays suggested a meeting among the Banks, the Sponsors and Clear Channel to discuss the possibility of opening settlement discussions regarding the Actions. There was no discussion of the terms of any settlement during that telephone call.

On April 22, 2008, Cahill Gordon Reindel LLP, counsel for the Banks, sent a letter to the Fincos, Holdings and Clear Channel proposing binding arbitration to resolve the material open issues reflected in the March 18 Documentation and March 26 Documentation. Later that same day, the Sponsors rejected the Banks’ offer of binding arbitration.

On April 26, 2008, a partner at Cahill Gordon contacted a partner at Akin Gump. During the call, Cahill Gordon informed Akin Gump that, in response to Mr. Mark P. Mays’ telephone call, the Banks would be willing to meet with the Sponsors and representatives of Clear Channel. The parties negotiated and then executed and delivered among themselves a letter agreement pursuant to which they agreed that any such discussions would constitute settlement discussions and not be admissible in any lawsuit among them.

On May 1, 2008, representatives of the Sponsors, the Banks and Clear Channel met in White Plains, New York. In attendance were Messrs. Mark P. Mays and Randall T. Mays, of Clear Channel, and representatives of each of the Sponsors and each of the Banks. The parties discussed various alternatives to the pending litigation, including binding arbitration of the disputes, but were unable to reach agreement. Messrs. Mark P. Mays and Randall T. Mays indicated that Clear Channel would agree to binding arbitration only if the range of outcomes was limited to the funding of the credit facilities (on terms determined by the arbitrator) and the closing of the merger or a termination of the merger agreement with a substantial payment of damages on Clear Channel’s Texas Actions. The Sponsors were willing to agree to an arbitration if one of the outcomes would require them to close the merger agreement on the March 18 Documentation and if the Banks were willing to agree to the payment of substantial damages in that circumstance. At the conclusion of the meeting, the representatives of the Sponsors and the Banks arranged to meet again on May 4, 2008 for further discussions.

On May 4, 2008, representatives of the Sponsors and the Banks met in White Plains, New York. At the meeting, various alternatives to the pending litigation were discussed, including a continuation of the discussion on binding arbitration. At the meeting, the Banks suggested that the Sponsors and Clear Channel consider a settlement of the New York Action and the Texas Actions in the context of revised terms for the debt financing. Specifically, the Banks proposed a complete settlement of all litigation in consideration of the Banks agreeing to fund substantially on the terms of the March 26 Documentation and the Sponsors and Clear Channel agreeing to a reduction in the aggregate principal amount of the debt by $3 billion and an increase in the interest rate and other fees over all classes of the debt. The Sponsors replied that they were not willing to consider an increase in the amount of their equity commitments. Consequently, any reduction in the principal amount of the debt would require a decrease in the purchase price. A $3 billion reduction in purchase price would imply a per-share purchase price of approximately $33.20. The Sponsors indicated that they would present the Banks’ proposal to Clear Channel, which they did following the conclusion of the meeting.

After consulting with Messrs. Alan Feld and L. Lowry Mays, Messrs. Mark P. Mays and Randall T. Mays responded to the Sponsors that the Banks’ proposal would not be supported by the board of directors of Clear Channel.

During the week of May 5, 2008, discussions were held among the Sponsors and representatives of Highfields Capital Management, Clear Channel’s largest shareholder and a party to a voting agreement in support of the merger agreement, and Messrs. Messrs. Mark P. Mays and Randall T. Mays. During those discussions representatives of Highfields Management indicated that they might be willing to support a lower purchase price but at an amount higher than the $33.20 per share proposed by the Banks, if it were to settle the outstanding litigation and allow the parties to proceed with certainty to a closing of the transaction. Messrs. Mark and Randall T. Mays indicated that they were not prepared to discuss price but that any proposal from the Sponsors and the Banks would need to address terms which would provide enhanced certainty that a closing of the merger would occur if the Requisite Shareholder Approval were obtained.

On May 6, 2008, Mr. Jonathon Jacobson of Highfields Management spoke with Mr. Michael Petrick, Head of Trading of Morgan Stanley in an effort to reach a compromise between the Sponsors, the Banks and Clear Channel. At such time Mr. Jacobson stated that the Banks’ proposed $3 billion price reduction was unacceptable to Highfields Management, but that Highfields Management would support a revised transaction under certain conditions that assured closing of the merger subject only to an affirmative shareholder vote. After some discussion, Mr. Petrick indicated his belief that the Banks would be willing to close the merger under the terms of the March 26 Documentation in exchange for an aggregate debt reduction of $2 billion and an interest rate increase of fifty basis points on all of the debt. Mr. Jacobson indicated that Highfields Management would not support a price reduction of $2 billion but would support a price reduction of $1.5 billion, a further debt reduction of $250 million funded by Clear Channel’s cash flow in 2008, and an increase of twenty-five basis points on the debt. Further, Mr. Jacobson stated that Highfields Management’s support would be conditioned on both the Banks’ lending commitments and the Sponsors’ equity being fully funded into escrow upon execution of a revised merger agreement.

On the morning of May 9, 2008, representatives of the Sponsors contacted Mr. Mark P. Mays and told him to expect a term sheet for a potential settlement that they believed would reflect input from the Banks and Highfields Management and would be responsive to the concerns previously expressed by Messrs. Mark P. Mays and Randall T. Mays. The Sponsors indicated that if the parties could negotiate and agree upon the terms of a settlement, it was their intent that an amendment to the merger agreement and the other necessary legal documentation would be completed prior to the commencement of the trial in the New York Action on Monday morning, May 12, 2008.

A special meeting of the Clear Channel board was held by telephone during the afternoon on May 9, 2008 (attended by each of the directors other than J.C. Watts), which representatives of Goldman Sachs, Akin Gump and Sullivan & Cromwell LLP (counsel to Goldman Sachs) also attended. Mr. Mark P. Mays updated the board of directors regarding events that had transpired over the course of the last couple of weeks. Akin Gump reviewed the Clear Channel directors’ fiduciary duties in considering an amendment to the merger agreement. During the course of the meeting, Mr. Mark P. Mays received a draft term sheet for a proposed settlement from the Sponsors that reflected input from all parties.

Among other things, the Sponsors’ term sheet proposed the following:

•	a merger price of $36 per share (with no additional per share consideration and the cessation of the payment of all dividends);

•	the rollover by Lowry Mays of up to $200 million of Clear Channel common stock;

•	a provision that would require up to $500 million of Clear Channel shares for which a cash election was made be exchanged for shares of Holdings Class A common stock if necessary to provide the required equity at close; and

•	equity commitments by the Sponsors of up to $2.4 billion.

The term sheet also contemplated that the March 26 draft of the loan documents would be executed with the following changes:

•	total debt would be reduced by $1.75 billion;

•	interest rate margins on the senior secured credit facilities would be increased by 40 basis points;

•	funding conditions would be limited to closing of the merger and delivery of final loan documents; and

•	enhanced enforcement rights on the part of the Sponsors and Clear Channel.

Throughout the period from May 6, 2008, through May 13, 2008, representatives of Highfields Management held ongoing discussions with the Banks, the Sponsors and Clear Channel regarding the terms and conditions of an amended merger agreement,the terms of an amended voting agreement, the terms of an escrow agreement and related matters.

In connection with the settlement, it was proposed that the Highfields Funds would agree to exchange in the stock election shares of Clear Channel common stock having a value of at least $400 million at the $36.00 per share revised merger price. It was also proposed that the Abrams Investors would agree to exchange in the stock election shares of Clear Channel common stock having a value of at least $100 million at the $36.00 per share merger price.

The board of directors instructed Akin Gump to respond to Ropes & Gray on the term sheet by indicating that the board was unwilling to consider any amendment to the merger agreement that did not provide certainty for the shareholders (assuming a favorable shareholder vote) that a transaction would close on the terms of the amended merger agreement. Akin Gump was instructed to propose modifications to the term sheet that reflected this intent and communicate them to Ropes & Gray. Specifically they were instructed to inform Ropes & Gray that the board had not addressed the proposal to modify the merger price and did not intend to do so until terms were agreed that satisfactorily addressed the board’s concern regarding certainty. Further, Akin Gump was instructed to inquire as to whether the Banks had agreed to the terms reflected in the term sheet and to inform Ropes & Gray that the board and Akin Gump would not be negotiating the requested rollover of $200 million of shares by Mr. L. Lowry Mays (which would be addressed separately by Mr. Mays and his representatives). The board determined that, in light of the history of the negotiations on the amendment, the relatively short time before the trial of the New York Action was scheduled to commence and the fact that none of the terms proposed by the Sponsors presented conflicts on the part of Messrs. Mark P. Mays and Randall T. Mays, Messrs. Mark P. Mays and Randall T. Mays should continue in their role of leading negotiations with the Sponsors and the Banks. The board of directors requested that, in doing so, they consult with Messrs. Alan Feld and Perry Lewis pending formal meetings of the board of directors.

Akin Gump conveyed the board’s instructions to Ropes & Gray by conference call later during the day on May 9, 2008. In this connection, Akin Gump proposed the following modifications to the principal terms:

•	None of the Clear Channel shares of common stock for which cash elections are made should be exchanged for shares of Holdings Class A common stock.

•	There should be no condition to closing of the merger agreement or debt or equity funding other than the Required Shareholder Approval and the absence of an injunction against closing the merger.

•	The Sponsors should have no right to terminate the merger agreement other than as a result of a failed shareholder vote.

•	The reverse termination fee payable by Merger Sub under the circumstances described in the merger agreement should be increased over the existing $500 million.

•	Additional per share consideration should begin to accrue at 8% per annum if the closing had not occurred on or prior to September 30, 2008.

•	The definitive debt agreements should be executed concurrently with the amended merger agreement (in lieu of debt commitments).

•	Clear Channel should be a named third party beneficiary with full rights to specific performance with respect all of the transaction documents.

•	All equity and debt commitments should be funded into escrow at the signing of the amended merger agreement.

•	Clear Channel should be paid the reverse termination fee in the event that the shareholders of Clear Channel do not approve the transaction.

A revised term sheet was received by Akin Gump from Ropes & Gray during the morning on May 10, 2008, with a copy distributed to each of the directors. The revised term sheet reflected agreement that the debt agreements would be executed concurrently with an amended merger agreement, that Clear Channel would be a named third party beneficiary and that all equity and debt commitments would be funded into an escrow account. Although a number of the conditions to closing had been eliminated (including the “material adverse change” or “MAC” condition), closing was still conditioned upon material compliance with covenants (in addition to receipt of the Required Shareholder Approval and no injunction) and Clear Channel was not provided a right of specific performance. Further, the term sheet included a term requiring the New York Actions and the Texas Actions to be dismissed with prejudice and releases exchanged upon funding of the escrow accounts. In addition, upon inquiry by Akin Gump, it was not clear that the Banks had agreed to the terms proposed in the term sheet. There was no change with respect to the terms relating to the cash election, payment of dividends, or additional per share consideration that had been previously proposed by the Sponsors.

A special meeting of the Clear Channel board was held by telephone during the afternoon on May 10, 2008 (attended by each of the directors other than Ms. Phyllis Riggins and Mr. John Zachry), which representatives of Goldman Sachs, Akin Gump and Sullivan & Cromwell also attended. Mr. Mark P. Mays and Mr. Frank Reddick of Akin Gump updated the board of directors regarding the negotiations and the board discussed the revised term sheet. The board instructed Goldman Sachs and Akin Gump to inform the Sponsors and Ropes & Gray, that while substantial progress had been made, the board remained insistent that none of the shares of Clear Channel common stock for which a cash election is made should be forced to exchange for shares of Holdings Class A common stock; there should be no conditions to closing based on compliance with material covenants; the sponsors should not be able to terminate the merger agreement except following a failed shareholder vote; the board sought an increase of the reverse termination fee to $1 billion; additional per share consideration should be payable after September 1, 2008; Clear Channel should have full rights to specific performance; and that Clear Channel expected to be paid the reverse termination fee in the event that shareholder vote was not obtained.

The board then considered the proposed amendment to the merger price. After evaluating the course of action available to the board, the board concluded that the only course of action that would result in a high probability of closing a merger was a negotiated settlement of the litigation. Clear Channel did not have a contractual right to obtain specific performance of the merger agreement and the debt commitments and consequently could not obtain a court order itself mandating a closing. While the Fincos were pursuing specific performance in the New York Action, as a practical matter, for the reasons discussed above, it was not likely that they would be successful in time to allow for a closing. The Texas Actions provided an opportunity to obtain compensation for damages but did not provide for an opportunity to obtain a court ordered closing and there were significant procedural and substantive challenges to obtaining a significant damage claim. In addition, the board was of the view that the failure to close the merger was likely to result in a trading value of the Clear Channel common stock substantially below the merger price and recent trading ranges. The board then reviewed the discussions that management had recently had with some of Clear Channel’s major shareholders, including Highfields, regarding pricing of a revised merger agreement that they would support. The board then determined to suggest a merger price of $37.60 per share and instructed Akin Gump and Goldman Sachs to inform the Sponsors and Ropes & Gray that if the board’s requests regarding certainty were met, the board would consider a merger price of $37.60 per share.

Later that evening a telephone conference was held among Goldman Sachs, Akin Gump, representatives of the Sponsors and Ropes & Gray. Also attending were Messrs. Alan Feld and Perry Lewis. Goldman Sachs and Akin Gump communicated the board’s instructions. During the conference call, the Sponsors stated that they were agreeable to further limiting the conditions to closing and the Sponsors’ termination rights; an increase in the reverse termination fee to $600 million once the escrow was funded; and providing Clear Channel with rights to specific performance. The Sponsors indicated, however, that they were unwilling to provide any equity over the $2.4 billion provided for in the revised equity term sheet. Consequently based on the Banks’ position a price higher than $36.00 was not possible. The Sponsors cited the Banks’ reference to the decline in Clear Channel’s results of operations compared to management’s previously delivered financial forecasts; the increased cost of the debt financing; changes in the mergers & acquisitions and debt markets; and general trends in the radio and outdoor advertising industry. In addition, they reminded the Clear Channel parties that the $36.00 price reflected an increase over the $33.20 originally proposed by the Banks. For the same reasons, the Sponsors rejected the provision for payment of Additional Per Share Consideration and the elimination of the conversion of up to $500 million of Clear Channel shares of common stock for which a cash election was made into shares of Holdings Class A common stock if necessary to complete the equity needed for closing.

During the morning of May 11, 2008, Ropes & Gray distributed to Akin Gump a complete set of transaction documents, including a form of settlement agreement, amendment to the merger agreement and escrow agreement. During the period from May 11, 2008 to May 13, 2008 Akin Gump, Ropes & Gray and Cahill Gordon continued to negotiate the terms and forms of the transaction documents by exchange of emails and telephone conference calls. Also participating in some of these calls were the parties’ respective litigation counsel. Key terms addressed in these calls included the operating covenants included in the amended merger agreement; the timing and release of funds from the escrow account; termination and dispute resolution provisions; the timing of the dismissal of the Actions and the terms of the releases; the structure and amount of the reverse break up fees and the payment of expenses; and the remedies of Clear Channel in the event of a breach. Cahill Gordon and Ropes & Gray also were working on the definitive loan documentation in a parallel process.

A special meeting of the Clear Channel board was held by telephone during the morning of May 11, 2008 (attended by each of the directors), which representatives of Goldman Sachs, Akin Gump and Sullivan & Cromwell also attended. Goldman Sachs, Akin Gump, Messrs. Alan Feld and Perry Lewis updated the board of directors regarding the negotiations and the board discussed the status of the negotiations. Akin Gump informed the board that it had opened up direct negotiations with Cahill Gordon and that Cahill Gordon was asserting that some of the positions that had been previously agreed to by the Sponsors were not agreeable to the Banks. In particular, Cahill Gordon indicated that the Banks had certain objections to funding the escrow agreement and objected to providing Clear Channel with third party beneficiary rights and rights to specific performance of the debt agreements. The board of directors instructed Goldman Sachs and Akin Gump to continue negotiations with the Sponsors and the Banks as previously instructed.

A special meeting of the Clear Channel board was held by telephone during the evening of May 11, 2008 (attended by each of the directors), which representatives of Goldman Sachs, Akin Gump and Sullivan & Cromwell also attended. Goldman Sachs and Akin Gump updated the board of directors regarding the negotiations and the board of directors discussed the status of the negotiations. At the request of Mr. Mark P. Mays, Akin Gump reviewed the status of the Actions and provided its assessment of the merits of the cases of the parties in each such action. Akin Gump informed the board of directors that, while the Sponsors’ and Clear Channel’s claims had legal merit, the actions presented complex litigation issues, some of which had not been litigated previously in similar circumstances in the relevant courts. Therefore there was no clear precedent and consequently there was material uncertainty with respect to the outcome of those actions and, even if the plaintiffs prevailed, the remedies that would be awarded by the courts.

Goldman Sachs then summarized the financial terms of the proposal received from the Sponsors. The board of directors then discussed the financial terms of the proposal and asked questions of management.

The board of directors then instructed Goldman Sachs and Akin Gump to communicate to the Sponsors that the price and structure of the merger proposed by the Sponsors would be considered favorably if the board of directors were comfortable with the terms that impacted the certainty of consummating the transaction. The board of directors then instructed Akin Gump and Goldman Sachs to continue negotiations with the Sponsors and the Banks as previously instructed.

During negotiations during the evening of May 11, 2008 and early morning of May 12, 2008, the Banks agreed to fund the debt financing into an escrow account and to provide for the remedy of specific performance on the part of Clear Channel in the event of a breach. In addition, the parties reached agreement on the terms of the monetary penalties that would be payable in the event of a failure to fund the required amounts into escrow and the timing of the dismissal of the New York Actions and the Texas Actions and delivery of releases. The price and structure of the merger were agreed to and the Sponsors agreed to the specific performance of their equity commitments and the merger agreement. Open issues remained with respect to the property permitted to be deposited into the escrow to satisfy the funding obligations of the Banks and the Sponsors, the terms of the operating covenants, and the circumstances in which the Sponsors would be paid their expenses if the merger did not close.

On the morning of May 12, 2008, the parties agreed to mutually seek stays of the proceedings in the New York Action and the Texas Actions scheduled for May 12, 2008 for one day in order to allow the parties an opportunity to reach agreement on the open issues in the negotiations.

During the day and throughout the evening of May 12, Akin Gump, Ropes & Gray and Cahill Gordon finalized the terms of the separate agreements to be entered into by the parties in connection with the amendment to the merger agreement. In addition, during this time period, Mr. L. Lowry Mays and his counsel reached agreement with the Sponsors with respect to the terms of his equity rollover. During this period, Akin Gump and Messrs. Mark P. Mays and Randall T. Mays consulted frequently with Messrs. Alan Feld and Perry Lewis regarding the status of the negotiations and negotiating positions.

During the evening of May 12, 2008, Akin Gump distributed to each of the directors copies of the settlement agreement, the amendment to the merger agreement and escrow agreement, in substantially final form as well as a summary of their terms.

Clear Channel’s board of directors convened a special meeting the morning of May 13, 2008, which was also attended by representatives of Akin Gump, Goldman Sachs, and Sullivan & Cromwell. Present were each of the directors of Clear Channel. Akin Gump reviewed the directors’ fiduciary duties in considering an amendment to the merger agreement. Akin Gump then reviewed the final terms of the settlement agreement, the amendment to the merger agreement and the escrow agreement. Representatives of Goldman Sachs then made a presentation to the directors. During this presentation Goldman Sachs orally reviewed its financial analyses of the $36.00 per share in cash that holders of Public Shares can receive pursuant to the merger agreement. Goldman Sachs then rendered to the board of directors an opinion, which opinion was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the $36.00 in cash per Public Share to be received by the holders of Public Shares pursuant to the merger agreement was fair from a financial point of view to such holders.

Clear Channel’s board of directors, by unanimous vote, determined that the merger agreement, as amended by the third amendment, is advisable and in the best interests of Clear Channel and its shareholders, approved the settlement agreement, the merger agreement as amended by the third amendment and the escrow agreement and resolved to recommend to the shareholders of Clear Channel approval of the merger and approval and adoption of the merger agreement.

The trial in the New York Action commenced during the afternoon of May 13, 2008, and a hearing in the Texas Action also began. The Banks, the Sponsors and Clear Channel completed work on final settlement documents later that evening and the trial in the New York Action was thereafter adjourned. As a result of the settlement, the Texas Action was also stayed. For details concerning the current status of the New York Action and the Texas Action, see

“Merger Related Litigation” on page 146. For details concerning the Settlement Agreement, see “Settlement and Escrow Agreements” on page 170.

Reasons for the Merger

Prior Merger Agreement As Amended Through September 25, 2007

Determination of the Board of Directors

After careful consideration, the Clear Channel board of directors, by a unanimous vote of the disinterested directors (i) determined that the merger contemplated by the prior merger agreement was advisable and in the best interests of Clear Channel and its unaffiliated shareholders, (ii) approved, adopted and declared advisable the prior merger agreement and the transactions contemplated thereby, (iii) recommended that the shareholders of Clear Channel vote in favor of the merger and directed that such matter be submitted for consideration of the shareholders of Clear Channel at the September 25, 2007 special meeting of shareholders (except that the board of directors did not, and will not, make any recommendation to the shareholders with respect to the Stock Consideration) and (iv) authorized the execution, delivery and performance of the prior merger agreement and the transactions contemplated by the prior merger agreement. The board of directors’ recommendation was based on the cash consideration of $39.20 per share to be received by shareholders in the merger contemplated by the prior merger agreement. The board of directors made no recommendation as to whether any shareholder should make a stock election and made no recommendation regarding the Class A common stock of Holdings. In so limiting its recommendation, the board of directors noted that, under the terms of the prior merger agreement, all Clear Channel shareholders had the right to receive the cash consideration of $39.20 per share (which provides certainty of value) for all of their shares and the Stock Election was negotiated in order to be responsive to those shareholders that had expressed a desire to retain an equity interest in Clear Channel. A shareholder’s election to retain an equity interest in Clear Channel by making a stock election, however, would represent a purely voluntary investment decision on the part of the shareholder and no shareholder would be required to retain an equity interest in Clear Channel.

In reaching its decisions Clear Channel’s board of directors consulted with its financial and legal advisors, and considered a number of factors, including, but not limited to, those set forth below:

•	Clear Channel’s board of directors’ familiarity with the business, financial condition, results of operations, prospects and competitive position of Clear Channel, including the challenges faced by Clear Channel and other risks inherent in achieving Clear Channel’s plans including certain of the risks described in “Risk Factors — Risks Relating to Clear Channel’s Business” beginning on page 38. Included among the challenges and risks considered by the Clear Channel board of directors were the following: the intense competition in the industries in which Clear Channel competes and the fact that Clear Channel may not be able to maintain or increase its current audience ratings or advertising and sales revenues; and the potential negative impact on Clear Channel’s overall revenues and profit margins in the event of unfavorable economic conditions, shifts in population and other demographics, increased levels of competition for advertising dollars, unfavorable fluctuations in operating costs, technological changes and innovation that are occurring in Clear Channel’s industries or unfavorable changes in labor conditions or governmental regulations and policies.

•	The judgment of the disinterested directors regarding the prospects of Clear Channel based on its current and historical performance, management’s projections, the uncertainties regarding industries in which Clear Channel operates and the risks inherent in achieving management’s projections, varying public growth forecasts for the radio industry as a whole and the difficulty of accurately predicting growth in the industry in light of technological changes and the growth of competitive formats. Clear Channel’s board of directors concluded that, in light of the foregoing and the risks and challenges described in the immediately preceding paragraph and the inherent nature of projections, Clear Channel’s ability to achieve management’s projections is inherently uncertain.

•	The results of the Clear Channel board of directors’ review, with the assistance of Goldman Sachs, of the strategic alternatives available to Clear Channel, including the board of directors’ assessment of the risks and challenges presented by each alternative; the potential value that each alternative could generate to Clear Channel’s shareholders; the potential disruption to Clear Channel’s existing business plans and prospects occasioned by each alternative; and the likelihood of successfully executing each such alternative. The strategic alternatives reviewed, in addition to a leveraged buy-out transaction, were the spin-off of Clear Channel Outdoor, a recapitalization combined with a special dividend, continued pursuit of existing business plans and prospects, the sale of non-core radio and television assets and combinations of the foregoing. In conducting this review of the prior merger agreement the board of directors gave consideration to management’s projections, the financial analyses provided by Goldman Sachs on May 17, 2007 (which included indicative values for the Clear Channel common stock greater than the indicative values resulting from the comparable financial analyses delivered by Goldman Sachs to the board of directors in connection with Goldman Sachs’ prior opinions dated November 16, 2007 and April 18, 2007) and other information considered relevant by the board of directors. After giving consideration to management’s projections, the financial analyses provided by Goldman Sachs on May 17, 2007 (which included indicative values for the Clear Channel common stock greater than the indicative values resulting from the comparable financial analyses delivered by Goldman Sachs to the board of directors in connection with Goldman Sachs’ prior opinions dated November 16, 2007 and April 18, 2007) and the other information available to it, Clear Channel’s board of directors concluded that, while some of the strategic alternatives considered had the potential of resulting in superior values if management’s projections and theoretical future trading values were achieved or exceeded, in light of the uncertainties and risks of achieving both of these results, the merger contemplated by the prior merger agreement represented the best of the alternatives available at the time.

•	The prior strategic initiatives implemented by Clear Channel, including the initial public offering of approximately 10% of the common stock of Clear Channel Outdoor, the 100% spin-off of Live Nation, a $1.6 billion return of capital to Clear Channel’s shareholders in the form of stock repurchases and a 50% increase in Clear Channel’s regular quarterly dividend, which had failed to increase the market price of Clear Channel common stock to a level reflective of the value of Clear Channel’s businesses.

•	The fact that Clear Channel, with the assistance of its advisors, had conducted a wide-ranging process to solicit indications of interest in a transaction, including (i) the public announcement on October 25, 2006 of its intention to evaluate strategic alternatives, (ii) the execution of nine confidentiality agreements, (iii) the receipt of preliminary indications of interest from four consortia of private equity firms, (iv) active due diligence and management interviews by three consortia of private equity firms, (v) the conduct of discussions and negotiations with consortia of private equity firms and (vi) the receipt of two definitive proposals to acquire Clear Channel, as described under “The Merger — Background of the Merger.”

•	The fact that during the 21-day period following the execution of the original merger agreement, Goldman Sachs contacted a total of 22 potential buyers that might be interested in exploring a transaction with Clear Channel none of whom submitted a proposal to pursue a transaction with Clear Channel.

•	The opinion dated May 17, 2007 of Goldman Sachs to the Clear Channel board of directors, to the effect that as of that date, and based upon and subject to the factors and assumptions set forth therein, the cash consideration of $39.20 per Public Share that the holders of Public Shares can elect to receive pursuant to the prior merger agreement was fair from a financial point of view, to such holders. Clear Channel’s board of directors was aware that a portion of Goldman Sachs’ fees is contingent upon the closing of the merger and that Goldman Sachs recently provided or currently provides services to THL Partners, Bain and their respective affiliates. Clear Channel’s board of directors concluded that these factors did not materially detract from its reliance upon Goldman Sachs’ opinion.

•	The current and historical market prices of Clear Channel’s common stock and the premium over the recent historical market prices of Clear Channel’s common stock reflected in the $39.20 price per share, a premium of approximately 21.7% above the closing trading price of Clear Channel common stock on October 24, 2006, the day prior to the announcement of Clear Channel’s decision to consider strategic alternatives, a premium of approximately 30.7% above the average closing price of Clear Channel common stock during the 30 trading days ended October 24, 2006, a premium of approximately 33.9% above the average closing price of Clear Channel common stock during the 60 trading days ended October 24, 2006, and a premium of approximately 17.9% over the average closing trading price of Clear Channel common stock over the one year period ended May 25, 2007.

•	The fact that the $39.20 price per share reflected the highest firm proposal received from all parties contacted in soliciting indications of interest under the process discussed above.

•	The debt commitment letter contemplated to be entered into in connection with the prior merger agreement (the “Prior Debt Commitment Letter”) indicated a strong commitment on the part of the lenders with few conditions that would permit the lenders to terminate their commitments which the Clear Channel board of directors believed increased the likelihood that Holdings would be able to obtain the financing necessary to complete the merger.

•	The terms of the prior merger agreement and the related agreements, including:

1.	A 21-day post-signing go-shop period, during which Clear Channel may solicit additional interest in transactions involving Clear Channel, and after such 21-day period, continue discussions with certain persons under certain circumstances for an additional 29 days;

2.	Clear Channel’s ability after the go-shop period, under certain other limited circumstances, to furnish information to and conduct negotiations with third parties regarding other proposals;

3.	the fact that the prior merger agreement permits Clear Channel to respond to Competing Proposals, and upon payment of a fee of $500 million ($300 million during the go-shop period), to accept a proposal that Clear Channel’s board of directors determines to be superior to the terms of the prior merger agreement and the transactions contemplated thereby, under certain circumstances as more fully described under “The Merger Agreement — Solicitation of Alternative Proposals”;

4.	the limited number and nature of the conditions to funding set forth in the Prior Debt Commitment Letter and the obligation of the buyer to use its reasonable best efforts (1) to obtain the debt financing and (2) if the buyer fails to effect the closing because of a failure to obtain the debt financing, to pay Clear Channel a $500 million termination fee;

5.	the provisions of the prior merger agreement that allow Clear Channel’s board of directors, under certain circumstances, to change its recommendation that Clear Channel’s shareholders vote in favor of the approval and adoption of the prior merger agreement which would permit Clear Channel, in such circumstances, to pursue strategic alternatives;

6.	the limited number and nature of the conditions which must be satisfied prior to the consummation of the merger under the prior merger agreement, including the absence of a financing condition which the board believed increased the likelihood that the merger could be completed;

7.	the fact that Clear Channel will be entitled to a termination fee of $600 million, in certain circumstances, if the prior merger agreement was terminated due to the failure to receive the requisite regulatory approvals prior to a specified date provided that all other conditions to Merger Sub’s obligations to consummate the merger have been satisfied which fee would mitigate the costs and time commitment of management and incentivize the Sponsors to complete the merger process; and

8.	the fact that the Sponsors have agreed not to syndicate equity interests in Merger Sub to other private equity firms that executed confidentiality agreements prior to the signing of the merger agreement.

•	The modifications to the employment agreements of Messrs. Mark P. Mays, Randall T. Mays, and L. Lowry Mays, including the agreement that the proposed transaction would not be deemed a change of control under their employment agreements which had the effect of lowering the expenses triggered by the merger and thus potentially increasing the merger consideration that could be negotiated with the Sponsors.

•	The several limited guarantees provided by the Sponsors and the respective representations, warranties and covenants of the parties.

•	The understanding of the directors, after consulting with their financial and legal advisors, that the termination fee of $500 million ($300 million if the termination occurs during the go-shop period) to be paid by Clear Channel if the prior merger agreement is terminated under certain circumstances, was reasonable, customary and not preclusive.

•	The fact that Clear Channel shareholders have the option to receive an equity interest in Holdings following the proposed transaction and therefore could have the opportunity to participate in a portion potential future growth or earnings of Clear Channel.

•	The availability of appraisal rights to Clear Channel’s shareholders who comply with all required procedures under Texas law.

•	The experience of the Sponsors in completing acquisitions which increases the likelihood that the merger may be completed.

The board of directors also considered the following potentially negative factors in reaching its decision to approve, adopt and declare advisable in all respects the prior merger agreement and the transactions contemplated by the merger agreement:

•	The risk that the financing contemplated by the Prior Debt Commitment Letter for the consummation of the merger might not be obtained.

•	The fact that the holders who receive stock consideration in the merger would be subject to the risks of Holdings’ operations subsequent to the merger, including:

1.	the fact that financing the merger would result in significantly increased levels of debt which would increase interest expense, adversely affect net income, involve more restrictive covenants imposed by financing sources due to increased leverage, require a substantial portion of Clear Channel’s cash flow to be dedicated to the payment of principal, limit liquidity and operational flexibility, limit Holdings’ and Clear Channel’s ability to adjust to changing economic, business and competitive conditions, and limit the scope and timing of capital expenditures, making Holdings’ and Clear Channel more vulnerable to a downturn in operating performance or a decline in general economic or industry conditions;

2.	the fact that shares of Holdings Class A common will not be listed on an exchange and may experience reduced trading volume and liquidity and increased volatility; and

3.	the fact that entities affiliated with the Sponsors would control Holdings and consequently would have the power to elect all but two of its directors, appoint new management and approve any action requiring the approval of the holders of Holdings’ capital stock, including adopting amendments to Holdings’ certificate of incorporation and approving mergers or sales of substantially all of Holdings or its assets.

•	The fact that the merger would be a taxable transaction to the shareholders of Clear Channel with respect to the cash portion of the consideration.

•	The fact that the interests of certain directors and officers of Clear Channel are different in certain respects from the interests of shareholders generally, as described under “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger,” including potential payments to be made to members of Clear Channel’s management in the transaction.

•	The restrictions on the conduct of Clear Channel’s business prior to the consummation of the merger, which, subject to specific limitations, may delay or prevent Clear Channel from taking certain actions during the time that the prior merger agreement remains in effect which may adversely affect Clear Channel’s results of operations or implementation of strategic business plans, and inhibit Clear Channel’s ability to compete in the market.

•	The requirement that under the terms of the merger agreement, Clear Channel would pay the Fincos a termination fee if it were to terminate the prior merger agreement to accept a Superior Proposal for the acquisition of Clear Channel, if the board of directors were to change its recommendation concerning the merger agreement, and in certain other circumstances (including, in some instances, if shareholders do not vote to approve and adopt the merger agreement), and that Clear Channel’s obligation to pay the termination fee might discourage other parties from proposing a business combination with, or an acquisition of, Clear Channel.

•	The fact that Clear Channel is entering into the prior merger agreement with a newly formed entity with essentially no assets and, accordingly, that its remedy in connection with a breach, even a breach that is deliberate or willful, of the prior merger agreement by Merger Sub is limited to a termination fee of $500 million ($600 million in certain circumstances if the breach results in a failure to obtain necessary regulatory consents).

•	The risks and costs to Clear Channel if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential impact on Clear Channel’s businesses.

•	The risk that while the merger is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, and as a result, it is possible that the merger may not be completed even if approved by Clear Channel’s shareholders.

•	The approvals required for consummation of the transaction, including the approval of the FTC or the Antitrust Division of the U.S. Department of Justice under the HSR Act and the FCC Consent, and the time periods that may be required to obtain those approvals.

Clear Channel’s board of directors considered all of the factors as a whole and the board of directors unanimously considered the factors in their totality to be favorable to and in support of the decision to approve, adopt and declare advisable in all respects the prior merger agreement and the transactions contemplated by the prior merger agreement and to recommend that Clear Channel’s shareholders approve and adopt the merger agreement.

In view of the variety of factors considered in connection with its evaluation of the merger, the Clear Channel board of directors did not find it practicable to and did not quantify, rank or otherwise assign relative or specific weight or values to any of these factors. In addition, each individual director may have given different weights to different factors.

The foregoing discussion of Clear Channel’s board of directors’ considerations concerning the merger is forward looking in nature. This information should be read in light of the discussions under the heading “Cautionary Statement Concerning Forward-Looking Information.”

Determination of the Special Advisory Committee

On September 25, 2006, the disinterested members of Clear Channel’s board of directors formed a special advisory committee comprised of three disinterested and independent members of the board. The special advisory committee was formed for the purpose of (i) prior to execution of the original merger agreement, providing its assessment, after receiving the advice of legal and financial advisors and other experts, as to the fairness of the terms of the prior merger agreement, and (ii) following execution of the original Merger Agreement on November 15, 2006, in the event Clear Channel receives a Competing Proposal, providing its assessment, after receiving the advice of legal and financial advisors and other experts, as to the fairness and/or superiority of the terms of the Competing Proposal and the continuing fairness of the terms of the original merger agreement. The process for pursuing, and all negotiations with respect to, the original merger agreement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 (and any other possible transaction) were not directed by the special advisory committee, but rather were directed by the disinterested directors as a whole. On November 15, 2006, the special advisory committee unanimously determined that the terms of the original merger agreement were fair to Clear Channel’s unaffiliated shareholders.

In reaching its determination, the special advisory committee consulted its legal and financial advisors and other experts and considered a number of factors, including, but not limited to, those positive and potentially negative factors set forth in Clear Channel’s proxy statement dated January 29, 2007 under the caption “The Merger — Reasons for the Merger — Determinations of the Special Advisory Committee and of the Board of Directors.” The special advisory committee considered all of the factors as a whole in making its assessment. In view of the variety of factors considered in connection with its assessment as to fairness, the special advisory committee did not find it practicable to and did not quantify, rank or otherwise assign relative or specific weight or values to any of these factors. In addition, each individual member of the special advisory committee may have given different weights to different factors.

The special advisory committee was not requested by the independent directors to separately assess Amendment No. 1, Amendment No. 2 or Amendment No. 3, as neither amendment constitutes a Competing Proposal. As a consequence, Lazard, financial advisor to the special advisory committee, was not requested to provide an opinion with respect to either Amendment No. 1, Amendment No. 2 or Amendment No. 3. The special advisory committee did not, and will not, make any determination of the fairness of the terms of the merger agreement.

The Amended Merger Agreement

Determination of the Board of Directors

After careful consideration, the Clear Channel board of directors, by a unanimous vote of the disinterested directors (i) determined that the merger contemplated by the merger agreement, is advisable and in the best interests of Clear Channel and its unaffiliated shareholders, (ii) approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, (iii) recommended that the shareholders of Clear Channel vote in favor of the merger and directed that such matter be submitted for consideration of the shareholders of Clear Channel at the special meeting (except that the board of directors did not, and will not, make any recommendation to the shareholders with respect to the Stock Consideration) and (iv) authorized the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement. The board of directors’ recommendation is based on the Cash Consideration to be received by shareholders in the merger. The board of directors makes no recommendation as to whether any shareholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings. In so limiting its recommendation, the board of directors noted that all Clear Channel shareholders have the right to receive the Cash Consideration (which provides certainty of value) for substantially all of their shares and the Stock Election was negotiated in order to be responsive to those shareholders that expressed a desire to retain an equity interest in Clear Channel. A shareholder’s election to retain an equity interest in Clear Channel by making a Stock Election, however, would represent a purely voluntary investment decision on the part of the shareholder and no shareholder is required to retain an equity interest in Clear Channel in excess of 1/36th of the number of shares held by it. In considering the recommendation of the Clear Channel board of directors with respect to the merger agreement, you should be aware that some of the Clear Channel directors and executive officers who participated in meetings of the board of directors have interests in the merger that are different from, or in addition to, the interests of Clear Channel’s shareholders generally. See “The Merger — Interests of Clear Channel’s Directors and Executive Officers in the Merger” beginning on page 114.

In reaching its decisions, Clear Channel’s board of directors consulted with its financial and legal advisors, and considered, in the context of Amendment No. 3 to the merger agreement, (i) all of the relevant factors previously considered in its evaluation of the prior merger agreement and (ii) a number of additional factors relating to Amendment No. 3 to the merger agreement that it believed supported its decision, including the following:

•	the current and historical market prices of Clear Channel’s common stock and the premium over the recent historical market prices of Clear Channel’s common stock reflected in the $36.00 price per share, including a premium of 20% above the closing trading price of Clear Channel common stock on May 9, 2008, the day prior to public reports that the board was considering entering into Amendment No. 3, a premium of approximately 21.6% above the average closing price of Clear Channel common stock during the 30 trading days ended May 13, 2008, and a premium of approximately 15.8% above the average closing price of Clear Channel common stock during the 60 trading days ended May 13, 2008;

•	the decline in management’s internal estimates of future results of operations since May 17, 2007;

•	the declines in one year forward adjusted EBITDA multiples for Clear Channel and other major competitors in the radio industry;

•	the fact that the Banks had failed to provide debt financing under the Prior Debt Commitments and that Clear Channel had no contractual right to specifically enforce such funding;

•	the condition of the current debt markets, making it highly unlikely that alternative debt financing could be obtained on terms that the Sponsors would consider favorable, if at all, or on terms that would allow Clear Channel to pursue an alternative strategic transaction that would permit it to incur additional indebtedness that would allow it to pay a significant special dividend to its shareholders;

•	the risks inherent in any litigation and the uncertainty that Clear Channel would recover damages in the Texas Actions commensurate with its losses if the merger was not completed;

•	the board of directors’ view that, due to the failure of the Banks to fund the closing under the prior merger agreement, the merger agreement substantially reduced the uncertainty as to whether a merger transaction would occur;

•	the fact that the Company had not received any acquisition proposal from any other party since the original merger agreement had been first signed in November 2006;

•	the opinion dated May 13, 2008 of Goldman Sachs to the Clear Channel board of directors, to the effect that as of that date, and based upon and subject to the factors and assumptions set forth therein, the cash consideration of $36.00 per Public Share to be received by the holders of Public Shares pursuant to the merger agreement was fair from a financial point of view, to such holders. Clear Channel’s board of directors was aware that a portion of Goldman Sachs’ fees is contingent upon the closing of the merger and that Goldman Sachs recently provided or currently provides services to THL Partners, Bain and their respective affiliates. Clear Channel’s board of directors concluded that these factors did not materially detract from its reliance upon Goldman Sachs’ opinion;

•	the terms and conditions of the merger agreement, including the increased certainty of closing provided by reducing the number of conditions to closing, including, but not limited to, the “material adverse change” or “MAC” condition; and

•	the financial and other terms and conditions of the merger agreement, as reviewed by the board of directors with its legal and financial advisors, which were the product of arm’s-length negotiations between the parties, which resulted in, among other things, the following changes from the Sponsor’s proposed amended terms: an increase in the amount of termination fees payable by the Sponsors or the Banks in the event of a termination of the agreement by Clear Channel in certain circumstances; fully negotiated and executed financing agreements at the time of the signing of the merger agreement; the funding of all equity and debt financing necessary to fund the closing into an escrow account; the Company being named a third party beneficiary to the equity commitments and financing agreements; and the Company’s express right to specifically enforce all of the material agreements, including the merger agreement, the equity commitments and the financing agreements.

The board of directors also discussed at length the enhanced risks to Clear Channel’s stock price were it not to approve the merger agreement. Additionally, the board of directors considered as negative factors:

•	the reduction in the consideration payable to Clear Channel shareholders when compared to the consideration payable on the terms specified in the prior merger agreement;

•	the fact that the merger agreement provides an increase in the circumstances in which Clear Channel would be required to reimburse Parent for its expenses and the substantial increase in the amount of such reimbursement;

•	that the Sponsors were required to dismiss their claim for specific performance of the debt commitments in the New York Action as part of the settlement;

•	that Clear Channel and Holdings were required to dismiss their tortious interference claim in the Texas Actions as part of the Settlement;

•	that under certain circumstances, Clear Channel shareholders making a Cash Election would be required to exchange up to 1/36th of their shares of Clear Channel common stock subject to such election for Holdings Class A common stock; and

•	that Clear Channel did not undertake an affirmative attempt to contact other potential buyers prior to entering into Amendment No. 3.

Recommendation of the Clear Channel Board of Directors

After careful consideration Clear Channel’s board of directors by unanimous vote:

•	determined that the merger is advisable and in the best interests of Clear Channel and its unaffiliated shareholders;

•	approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement;

•	recommended that the shareholders of Clear Channel vote in favor of the merger and directed that such matter be submitted for consideration of the shareholders of Clear Channel at the special meeting (except that the board of directors did not, and will not, make any recommendation to the shareholders with respect to the election of the Stock Consideration or Holdings Class A Common Stock); and

•	authorized the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement.

The board of directors’ recommendation is limited to the Cash Consideration to be received by the shareholders in the merger. The board of directors makes no recommendation as to whether any shareholder should make a Stock Election and makes no recommendation regarding the Class A common stock of Holdings.

Interests of Clear Channel’s Directors and Executive Officers in the Merger

In considering the recommendation of the Clear Channel board of directors with respect to the merger agreement, you should be aware that some of Clear Channel’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Clear Channel’s shareholders generally. These interests, to the extent material, are described below. The Clear Channel board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger.

Treatment of Clear Channel Stock Options

As of June 19, 2008, there were 5,868,062 outstanding Clear Channel stock options held by Clear Channel’s directors and executive officers under Clear Channel’s stock option plans. Of these Clear Channel stock options, 2,102,519 have an exercise price below $36.00, and are considered “in the money.” Each outstanding Clear Channel stock option that remains outstanding and unexercised as of the effective time of the merger, whether vested or unvested (except as described below under “Equity Rollover” or which is subject to a valid irrevocable stock election), will automatically become fully vested and convert into the right to receive a cash payment equal to the product of (i) the excess, if any, of the Cash Consideration plus any Additional Per Share Consideration over the exercise price per share of the Clear Channel stock option and (ii) the number of shares of Clear Channel common stock issuable upon exercise of such Clear Channel stock option. As of the effective time of the merger, Clear Channel stock options will no longer be outstanding and will automatically cease to exist, and the holders thereof will no longer have any rights with respect to Clear Channel stock options, except the right to receive the cash payment, if any, described in the preceding sentence.

The following table identifies, for each of Clear Channel’s directors and executive officers, the aggregate number of shares of Clear Channel common stock subject to outstanding vested and unvested “in the money” options as of June 19, 2008, the aggregate number of shares of Clear Channel common stock subject to outstanding unvested “in the money” options that will become fully vested in connection with the merger, the weighted average exercise price and value of such unvested “in the money” options, and the weighted average exercise price and value of vested and unvested “in the money” options. The information in the table assumes that all options remain outstanding on the closing date of the merger.

					Weighted
			Weighted		Average
		Number of	Average		Exercise
	Aggregate	Shares	Exercise		Price of	Value of
	Shares	Underlying	Price of	Value of	Vested and	Vested and
	Subject to	Unvested	Unvested	Unvested	Unvested	Unvested
Name	Options	Options	Options	Options	Options	Options

Alan D. Feld	—	—	—	—	$—	$—
Perry J. Lewis	—	—	—	—	$—	$—
L. Lowry Mays	749,693	—	—	—	$32.43055	$2,675,992
Mark P. Mays	499,691	264,685	$30.76653	$1,385,221	$32.78604	$1,605,985
Randall T. Mays	499,691	264,685	$30.76653	$1,385,221	$32.78604	$1,605,985
B. J. McCombs	30,333	16,634	$31.61523	$72,936	$31.57640	$134,181
Phyllis B. Riggins	—	—	—	—	$—	$—
Theodore H. Strauss	—	—	—	—	$—	$—
J. C. Watts	—	—	—	—	$—	$—
John H. Williams	—	—	—	—	$—	$—
John B. Zachry	22,500	13,500	$31.72000	$57,5780	$31.72000	$96,300
Paul J. Meyer	—	—	—	—	—	—
John E. Hogan	244,268	77,745	$30.31070	$442,315	$31.15280	$1,184,015
Herbert W. Hill, Jr.	15,626	5,182	$30.31070	$29,482	$33.48541	$39,293
Andrew W. Levin	40,717	11,779	$30.31070	$67,014	$33.35672	$107,627

Treatment of Clear Channel Restricted Stock

As of June 19, 2008, Clear Channel’s directors and executive officers held 630,037 shares of Clear Channel restricted stock. Each share of Clear Channel restricted stock that remains outstanding as of the effective time of the merger, whether vested or unvested (except as otherwise agreed by the Fincos, Holdings, Clear Channel and a holder of Clear Channel restricted stock), will automatically become fully vested and convert into the right to receive either the Cash Consideration or the Stock Consideration. As of the effective time of the merger, all shares of Clear Channel restricted stock (except as otherwise agreed by the Fincos, Holdings, Clear Channel and a holder of Clear Channel restricted stock and/or as described below under “Equity Rollover”) will no longer be outstanding and will automatically cease to exist, and such directors and executive officers will no longer have any rights with respect to their shares of Clear Channel restricted stock, except the right to elect to receive either the Cash Consideration or the Stock Consideration in respect of each share of Clear Channel restricted stock.

The following table identifies, for each of Clear Channel’s directors and executive officers, the aggregate number of shares of Clear Channel restricted stock held by such director or executive officer as of June 19, 2008 and the value of these shares of Clear Channel restricted stock that will become fully vested in connection with the merger (except as otherwise agreed by the Fincos, Holdings, Clear Channel and a holder of Clear Channel restricted stock). The information in this table assumes that all such shares of Clear Channel restricted stock remain outstanding on the closing date of the merger.

	Aggregate Shares of	Value of Shares of
	Clear Channel	Clear Channel
Name	Restricted Stock	Restricted Stock

Alan D. Feld	5,850	$210,600
Perry J. Lewis	5,850	$210,600
L. Lowry Mays	59,000	$2,124,000
Mark P. Mays	209,000	$7,524,000
Randall T. Mays	209,000	$7,524,000
B. J. McCombs	1,875	$67,500
Phyllis B. Riggins	6,150	$221,400
Theodore H. Strauss	5,850	$210,600
J. C. Watts	5,850	$210,600
John H. Williams	5,850	$210,600
John B. Zachry	1,875	$67,500
Paul J. Meyer	9,000	$324,000
John E. Hogan	75,000	$2,700,000
Herbert W. Hill, Jr.	9,500	$342,000
Andrew W. Levin	20,387	$733,932

Severance

At the request of Clear Channel’s disinterested directors, Clear Channel has entered into second amendments to the current employment agreements with each of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays, to (i) provide that the consummation of the merger alone will not give them “Good Reason” (as defined in the employment agreements) to resign and receive the severance payments and benefits provided in the respective employment agreements, and (ii) modify the severance provisions applicable following consummation of the merger as follows:

•	Effective upon consummation of the merger, or a transaction qualifying as a “Superior Proposal” as defined in the merger agreement, the employment agreements for each of Messrs. Mark P. Mays and Randall T. Mays have been modified to provide that if his employment is terminated by Clear Channel without “Cause” or if they resign for “Good Reason” (as modified as described above), then they will each receive (i) a lump-sum cash payment equal to the base salary, bonus and accrued vacation pay through the date of termination, (ii) a lump-sum cash payment equal to 2.99 times the sum of his base salary and bonus (using the highest bonus paid to executive in the three years preceding the termination, but not less than $1,000,000), and (iii) three years continued benefits for himself, his spouse and his dependents. As part of the amendments, both Messrs. Mark P. Mays and Randall T. Mays have also relinquished the right to receive a federal and state income-tax “gross-up” payment in connection with amounts payable upon termination, as well as the right to receive options to purchase 1,000,000 shares of Clear Channel common stock upon termination. Except as described above, the employment agreements otherwise remain as previously in effect until the effective time of the merger, at which time new or amended employment agreements, described below, will take effect.

•	Effective upon consummation of the merger or a transaction qualifying as a Superior Proposal as defined in the merger agreement, the employment agreement for Mr. L. Lowry Mays has been modified to provide that, if his employment is terminated by Clear Channel without “Cause” or if he resigns for “Good Reason” (as modified as described above), then he will receive a lump-sum cash payment equal to his base salary, bonus and accrued vacation pay through the date of termination. As part of the amendment, Mr. L. Lowry Mays has relinquished (i) his right to any other cash severance payments (other than the right to receive a federal and state income tax “gross-up” payment in connection with amounts payable upon termination), as well as (ii) the right to receive options to purchase 1,000,000 shares of Clear Channel common stock upon termination. Except as described above, the employment agreement otherwise remains as previously in effect until the effective time of the merger, at which time new or amended employment agreements, described below, will take effect.

Pursuant to a severance policy adopted by Clear Channel, any corporate officer of Clear Channel (including executive officers) actively employed on November 16, 2006, except for any corporate officer who is collectively bargained or party to an employment or other agreement with Clear Channel or any of its subsidiaries that provides for severance, who is terminated without “cause” or resigns for “good reason” in the period beginning on November 16, 2006 and ending one year after the effective time of the merger, will be entitled to 18 months of his or her “base pay” plus 18 months of his or her “monthly bonus” as severance. Monthly bonus is defined by the severance policy to be an amount equal to the corporate officer’s 2006 annual bonus earned by the officer divided by 12.

Assuming that each executive officer is involuntarily terminated without “cause” or such employee terminates employment for “good reason” between November 16, 2006 and the date that is one year following the effective time of the merger, the amount of cash severance benefits (based upon the executive officer’s current monthly “base pay” and his or her 2006 monthly bonus) that would be payable is:

Estimated
Potential
Cash Severance
Name	Benefits

L. Lowry Mays(1)	—
Mark P. Mays(1)	—
Randall T. Mays(1)	—
Paul J. Meyer(1)	—
John E. Hogan(1)	—
Herbert W. Hill, Jr.(2)	$421,500
Andrew W. Levin(2)	$989,250

(1)	Messrs. L. Lowry Mays, Mark P. Mays, Randall T. Mays, Paul J. Meyer and John Hogan are all employed pursuant to employment agreements and not covered by this severance policy. In addition, each of the employment agreements of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays will be terminated or modified, as applicable, and replaced with new or amended employment agreements which terms will be as described below under “New Employment Agreements.”

(2)	Clear Channel’s severance policy provides that if certain corporate officers, are involuntarily terminated without “cause” or resigns for “good reason” at any time between the execution of the merger agreement and one year following the consummation of the merger, those corporate officers will be entitled to 18 months of his or her “base pay” plus 18 months of his or her “monthly bonus” as severance.

Equity Rollover

In connection with the merger agreement, the Fincos and Mr. L. Lowry Mays, Clear Channel’s chairman of the board of directors, Mr. Mark P. Mays, Clear Channel’s Chief Executive Officer and Mr. Randall T. Mays, Clear Channel’s President/Chief Financial Officer, entered into a letter agreement, as supplemented in connection with Amendment No. 2 (the “2007 Letter Agreement”), and as further supplemented in connection with Amendment No. 3 (the “2008 Letter Agreement,” together with the 2007 Letter Agreement, the “Letter Agreement”). Pursuant to the 2008 Letter Agreement, each of Messrs. Mark P. Mays and Randall T. Mays have committed to a rollover exchange pursuant to which they will surrender a portion of the equity securities of Clear Channel they own with a value of $10 million ($20 million in the aggregate) in exchange for $10 million worth of the equity securities of Holdings ($20 million in the aggregate) and Mr. L. Lowry Mays has committed to a rollover exchange pursuant to which he will surrender a portion of the equity securities of Clear Channel he owns, with an aggregate value of $25 million, in exchange for $25 million worth of the equity securities of Holdings. In May 2007, Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays (and certain other members of management of Clear Channel, as discussed below) received grants of restricted equity securities of Clear Channel. The unvested portion of Messrs. Mark P. Mays and Randall T. Mays’ May 2007 equity grants, individually valued at approximately $2.9 million, will be used to reduce their respective $10 million rollover commitments, while the unvested portion of Mr. L. Lowry Mays’ May 2007 equity grant, valued at approximately $1.4 million, will be used to reduce his $25 million rollover commitment. The remainder of the rollover commitment for each of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays will be satisfied through the rollover of a combination of unrestricted common stock of Clear Channel and stock options exercisable for common stock of Clear Channel in exchange for equity securities of Holdings. Pursuant to the 2008 Letter Agreement, each of Messrs. L. Lowry Mays, Mark P. Mays and Randall T. Mays will deposit into escrow the unrestricted shares of Clear Channel common stock and vested Clear Channel stock options that will be used to satisfy a portion of the foregoing equity commitments, such shares and stock options to be held on the terms and conditions of the Escrow Agreement, described above below. The Letter Agreement also provides that Messrs. Mark P. Mays and Randall T. Mays, upon execution of new or amended employment agreements with the surviving corporation, will each receive $20 million in restricted common stock of Holdings, which will vest ratably over five years. Generally speaking, it is anticipated that equity securities of Holdings held by Messrs. Mark P. Mays, Randall T. Mays and L. Lowry Mays would be subject to a stockholders agreement and a related agreement that Holdings expects to enter into prior to the closing of the merger with them, CCC IV, CCC V and certain other parties, although any shares of Holdings common stock that they or their estate-planning entities should acquire pursuant to Stock Elections would not be subject to those agreements. See “Stockholders Agreement” beginning on page 179.

The merger agreement contemplates that the Fincos and Holdings may agree to permit certain executive officers to elect that some of their outstanding shares of Clear Channel common stock, shares of Clear Channel restricted stock and “in the money” Clear Channel stock options will not be cancelled in exchange for the Merger Consideration, but instead will be converted into shares or options to purchase shares of Holdings following the effectiveness of the merger. We contemplate that such conversions, if any, would be based on the fair market value on the date of conversion, which we contemplate to be the per share cash consideration being paid to Clear Channel shareholders in the merger and the per share price paid by the Sponsors in connection with the Equity Financing, and would also in the case of Clear Channel stock options, preserve the aggregate spread value of the rolled options. As of the date of this proxy statement/prospectus, except for the Letter Agreement and with respect to shares of restricted stock discussed below, no member of Clear Channel’s management nor any director has entered into any agreement, arrangement or understanding with the Fincos or Merger Sub or their affiliates regarding any such arrangements. However, unvested options to acquire a maximum of 225,704 shares of Clear Channel common stock that are not “in the money” on the date of the merger may not, by their terms, be cancelled prior to their stated expiration date; the Fincos and Merger Sub have agreed to allow these stock options to be converted into stock options to acquire shares of Holdings Class A common stock.

As noted above, in May 2007, certain members of Clear Channel’s management and certain Clear Channel employees received grants of restricted equity securities of Clear Channel. The restrictions on these shares lapse ratably over four years at the rate of 25% per year beginning on the first anniversary of the date of grant. The Fincos and Merger Sub have informed Clear Channel that they anticipate converting approximately 636,667 unvested shares of Clear Channel restricted stock held by management and employees pursuant to the May 2007 grant into restricted stock Holdings on a one for one basis. Such restricted stock of Holdings will continue to vest on each of the next three anniversaries of the date of grant in accordance with their terms. The Fincos and Merger Sub have also informed Clear Channel that they anticipate offering to certain members of Clear Channel’s management and certain Clear Channel employees the opportunity to purchase up to an aggregate of $15 million of equity interests in Holdings at the same price per share paid by the Sponsors in connection with the Equity Financing.

New Equity Incentive Plan

In connection with, and prior to, the consummation of the merger, Holdings will adopt a new equity incentive plan, under which participating employees will be eligible to receive options to acquire stock or other equity interests and/or restricted share interests in Holdings. This new equity incentive plan will permit the grant of options covering 10.7% of the fully diluted equity of Holdings immediately after consummation of the merger (with exercise prices set at fair market value for shares issuable upon exercise of such options, which for initial grants we contemplate would be tied to the price paid by the Sponsors or their affiliates for such securities). It is contemplated by the parties to the Letter Agreement that, at the closing of the merger, a significant majority of the options or other equity securities permitted to be issued under the new equity incentive plan will be granted. As part of this grant, each of Messrs. Mark P. Mays and Randall T. Mays will receive grants of options equal to 2.5% of the fully diluted equity of Holdings and other officers and employees of Clear Channel will receive grants of options equal to 4.0% of the fully diluted equity of Holdings. It is anticipated that the option grants contemplated by the Letter Agreement and the shares that they cover would be subject to one or more stockholders agreements that Holdings expects to enter into with Mr. Mark P. Mays, Mr. Randall T. Mays, the other officers and employees of Clear Channel who receive those grants and certain other parties, including Mr. L. Lowry Mays, CCC IV and CCC V. See “Stockholders Agreement” beginning on page 179.

After this initial grant, the remaining 1.7% of the fully diluted equity subject to the new equity incentive plan will remain available for future grants to employees. Of the options or other equity securities to be granted to Messrs. Mark P. Mays and Randall T. Mays under the new equity incentive plan at the closing of the merger, 50% will vest solely based upon continued employment (with 25% vesting on the third anniversary of the grant date, 25% vesting on the fourth anniversary of the grant date and 50% vesting on the fifth anniversary of the grant date) and the remaining 50% will vest based both upon continued employment and upon the achievement of predetermined performance targets. Of the option grants to other employees of Clear Channel, including officers of Clear Channel, 33.34% will vest solely upon continued employment (with 20% vesting on each of the first, second, third, fourth and fifth anniversaries of the grant date) and the remaining 66.66% will vest both upon continued employment and the achievement of predetermined performance targets All options granted at closing will have an exercise price equal to the fair market value at the date of grant, which we contemplate to be the same price per share paid by the Sponsors in connection with the Equity Financing.

New Employment Agreements

Upon consummation of the merger, Mr. L. Lowry Mays is expected to be employed by Holdings as its Chairman Emeritus. Mr. L. Lowry Mays’ employment agreement provides for a term of five years and will be automatically extended for consecutive one-year periods unless terminated by either party. Mr. L. Lowry Mays will receive an annual salary of $250,000 and benefits and perquisites consistent with his existing arrangement with Clear Channel. Mr. L. Lowry Mays also will be eligible to receive an annual bonus in an amount to be determined by the Board of Directors of Holdings, in its sole discretion, provided, however, that if in any year Holdings achieves certain performance goals, Mr. L. Lowry Mays’ annual bonus for that year will be no less than $1,000,000. Mr. L. Lowry Mays also will agree to be bound by customary covenants not to compete and not to solicit employees during the term of his agreement.

Upon consummation of the merger, Mr. Mark P. Mays is expected to be employed by Holdings as its Chief Executive Officer. Mr. Mark P. Mays’ employment agreement provides for a term of five years and will be automatically extended for consecutive one-year periods unless 12 months prior notice of non-renewal is provided by the terminating party. Mr. Mark P. Mays will receive an annual base salary of not less than $895,000 and benefits and perquisites consistent with his existing arrangement with Clear Channel (including “gross-up” payments for excise taxes that may be payable by Mr. Mark P. Mays in connection with the merger). Mr. Mark P. Mays also will be eligible to receive an annual bonus in an amount to be determined by the Board of Directors of Holdings, in its sole discretion, provided, however, that if in any year Holdings achieves at least eighty percent (80%) of the budgeted OIBDAN for the given year, Mr. Mark P. Mays’ annual bonus for that year will be no less than $6,625,000. Mr. Mark P. Mays also will agree to be bound by customary covenants not to compete and not to solicit employees during the term of his agreement and for two years following termination. Additionally, at the closing of the merger, Mr. Mark P. Mays will receive an equity incentive award pursuant to Holdings’ equity incentive plan of options to purchase shares of Holdings stock equal to 2.5% of the fully diluted equity of Holdings, as described above, and he will receive an equity award of $20 million of restricted shares of Holdings’ Class A common stock. Mr. Mark P. Mays will also receive severance upon termination by us without cause or by Mr. Mark P. Mays for good reason in a lump sum amount equal to three times his annual base salary plus the executive’s prior year’s annual cash bonus.

Upon consummation of the merger, Mr. Randall T. Mays is expected to be employed by Holdings as its President. Mr. Randall T. Mays’ employment agreement provides for a term of five years and will be automatically extended for consecutive one-year periods unless 12 months prior notice of non-renewal is provided by the terminating party. Mr. Randall T. Mays will receive an annual base salary of not less than $868,333 and benefits and perquisites consistent with his existing arrangement with Clear Channel (including “gross-up” payments for excise taxes that may be payable by Mr. Randall T. Mays in connection with the merger). Mr. Randall T. Mays also will be eligible to receive an annual bonus in an amount to be determined by the Board of Directors of Holdings, in its sole discretion, provided, however, that if in any year Holdings achieves at least eighty percent (80%) of the budgeted OIBDAN for the given year, Mr. Randall T. Mays’ annual bonus for that year will be no less than $6,625,000. Mr. Randall T. Mays also will agree to be bound by customary covenants not to compete and not to solicit employees during the term of his agreement and for two years following termination. Additionally, at the closing of the merger, Mr. Randall T. Mays will receive an equity incentive award pursuant to Holdings’ equity incentive plan of options to purchase shares of Holdings stock equal to 2.5% of the fully diluted equity of Holdings, as described above, and he will receive an equity award of $20 million of restricted shares of Holdings’ Class A common stock. Mr. Randall T. Mays. Mr. Randall T. Mays will also receive severance upon termination by us without cause or by Mr. Randall T. Mays for good reason in a lump sum amount equal to three times his annual base salary plus the executive’s prior year’s annual cash bonus.

We will indemnify each of L. Lowry Mays, Mark P. Mays and Randall T. Mays from any losses incurred by them because they were made a party to a proceeding as a result of their being an officer of Holdings. Furthermore, any expenses incurred by them in connection with any such action shall be paid by us in advance upon request that we pay such expenses, but only in the event that they shall have delivered in writing to us (i) an undertaking to reimburse us for such expenses with respect to which they are not entitled to indemnification, and (ii) an affirmation of their good faith belief that the standard of conduct necessary for indemnification by us has been met.

Board of Director Representations

The Letter Agreement, as well as their respective employment agreements, provide that Messrs. Mark P. Mays and Randall T. Mays each will be a member of the board of directors of Holdings and Clear Channel for so long as they are officers of Holdings. Mr. L. Lowry Mays will serve as Chairman Emeritus of Holdings and Clear Channel.

Indemnification and Insurance

Under the terms of the merger agreement, Merger Sub has agreed that all current rights of indemnification provided by Clear Channel for its current and former directors or officers shall survive the merger and continue in full force and effect. Merger Sub has also agreed to indemnify, defend and hold harmless, and advance expenses to Clear Channel’s current and former directors or officers to the fullest extent required by Clear Channel’s articles of incorporation, bylaws or any indemnification agreement to which Clear Channel is a party.

Additionally, for the six years following the effective time of the merger, the surviving corporation will indemnify and hold harmless each current and former officers and directors of Clear Channel from any costs or expenses paid in connection with any claim, action or proceeding arising out of or related to (i) any acts or omissions of a current or former officer or director in their capacity as an officer or director if the service was at the request or for the benefit of Clear Channel or any of its subsidiaries or (ii) the merger, the merger agreement or any transactions contemplated thereby.

In addition, at Clear Channel’s election, Clear Channel or the Fincos will obtain insurance policies with a claims period of at least six years from the effective time of the merger with respect to directors’ and officers’ liability insurance that provides coverage for events occurring on or before the effective time of the merger. The terms of these policies will be no less favorable than the existing policies of Clear Channel, unless the cost of the policy would exceed 300% of the current policy’s annual premium, in which case the coverage will be the greatest amount available for an amount not exceeding 300% of the current premium.

Holdings’ third amended and restated certificate of incorporation authorizes the indemnification of directors for breach of fiduciary duty except to the extent such exculpation is not permitted under the Delaware General Corporation Law (“DGCL”). The DGCL § 145(e) permits Holdings to pay expenses of a director or officer in advance of a final disposition of a proceeding if the director or officer provides Holdings with an undertaking to repay such expenses if it is ultimately determined that he is not entitled to be indemnified. Holdings also is permitted to pay expenses incurred by other employees and agents upon such terms and conditions, if any, as the Holdings board of directors deems appropriate.

Insofar as indemnification of liabilities under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant the foregoing provisions, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Voting Agreements

In connection with the execution of Amendment No. 2, the Fincos requested that the Highfields Funds and Highfields Management enter into a voting agreement with the Fincos, Merger Sub and Holdings on May 26, 2007, which was amended and restated as of May 13, 2008 in connection with the execution of Amendment No. 3 (the “Highfields Voting Agreement”). Also in connection with Amendment No. 3 to the merger agreement, the Fincos requested that the Abrams Investors enter into a voting agreement as of May 13, 2008 with the Fincos, Merger Sub and Holdings (the “Abrams Voting Agreement”). The Highfields Voting Agreement and the Abrams Voting Agreement are sometimes referred to herein as the “Voting Agreements.”

Pursuant to the Voting Agreements, the Highfields Funds and Highfields Management (together, the “Highfields Entities”) have agreed to make valid Stock Elections with respect to not less than 11,111,112 shares of Clear Channel common stock and the Abrams Investors have agreed to make valid Stock Elections with respect to not less than 2,777,778 shares of Clear Channel common stock.

The Highfields Voting Agreement requires, among other things, that the certificate of incorporation and bylaws of Holdings will each be, as of the effective time of the merger, in its respective forms attached as Exhibits 3.1 and 3.2 to this registration statement, and that Holdings, Merger Sub and the Sponsors enter into an agreement restricting Holdings and its subsidiaries from engaging in certain affiliate transactions with the Sponsors or their affiliates (see “Certain Affiliate Transactions”). Pursuant to the Voting Agreements, the Highfields Entities and the Abrams Investors have agreed that during the time their respective Voting Agreement is in effect, at every meeting of the shareholders of Clear Channel or adjournment or postponement thereof, or for any written consents of shareholders taken, they will:

•	cause 24,000,000 (in the case of the Highfields Entities) or 2,777,778 (in the case of the Abrams Investors) shares of Clear Channel common stock they respectively owned as of the date of the Voting Agreements (their respective “Covered Shares”) and any other shares of Clear Channel common stock they respectively own as of the date of such meeting (their respective “After Acquired Shares”) to be counted as present for purposes of calculating a quorum, and

•	vote (or cause to be voted) in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all of their respective Covered Shares and any of their respective After Acquired Shares that the Highfields Entities or the Abrams Investors, as the case may be, are entitled to vote,

(i)	in favor of adoption and approval of the merger agreement and the transactions contemplated thereby, including the merger;

(ii)	against any extraordinary corporate transaction (other than the merger or pursuant to the merger) or any Competing Proposal, or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Competing Proposal, and

(iii)	in favor of any proposal to adjourn the special meeting of shareholders to vote upon the merger which Holdings and the Fincos support.

The Highfields Entities and the Abrams Investors have agreed that (i) during the time their respective Voting Agreement is in effect, not to, directly or indirectly, grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of their respective Covered Shares and any of their respective After Acquired Shares, and (ii) until after the vote has been taken at the shareholders meeting called to approve the merger or December 31, 2008, if no such vote has yet been taken, not to, directly or indirectly, sell, transfer, assign, dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, the beneficial ownership of any of their respective Covered Shares, although the Highfields Entities and the Abrams Investors may make a transfer to their respective affiliates, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations under the applicable Voting Agreement, or as otherwise permitted by the Fincos. In addition the Highfields Entities and the Abrams Investors agreed that while their respective Voting Agreement is in effect, they and their affiliates will not solicit proxies or become “participants” in any solicitation in opposition to the solicitation of proxies by Clear Channel and the Fincos for the merger agreement and they will publicly acknowledge their voting obligations in all public statements and public filings they make about the merger.

In addition, the parties to the Highfields Voting Agreement agreed that unless such actions or investments of the Highfields Entities would result in Holdings or its affiliates not being qualified under the Communications Act to control Clear Channel’s FCC Licenses (as in effect on the date of such action) or such actions or investments would cause any other violations by Holdings or its affiliates of the Communications Act or the FCC’s rules, the following actions would be taken:

•	immediately following the effective time of the merger, the Board of Directors of Holdings will consist of 12 directors, one of whom will be a United States citizen and be named by Highfields Management (which member will be named to Holdings’ nominating committee and initially will be Jonathon Jacobson) and one member of which will be a United States citizen and will be selected by Holdings’ nominating committee after consultation with Highfields Management (which member initially will be David Abrams) (these two directors, “Public Directors”);

•	until the Highfields Entities beneficially own (as defined under the Exchange Act) less than 5% of the outstanding shares of voting securities of Holdings issued as Stock Consideration (the “Required Percentage”), in connection with each election of Public Directors (and with respect to any replacements of such directors if they can no longer serve), Holdings will:

(i)	nominate as Public Directors one candidate selected by Highfields Management (which candidate initially will be Jonathon Jacobson) and one candidate selected by Holdings’ nominating committee after consultation with Highfields Management (which candidate initially will be David Abrams),

(ii)	recommend the election of such candidates,

(iii)	solicit proxies for the election of such candidates, and

(iv)	to the extent authorized by shareholders granting proxies, vote the voting securities represented by all proxies granted by shareholders in connection with the solicitation of proxies by the Board for such meeting, in favor of such candidates;

•	until the Highfields Entities no longer own the Required Percentage, the Fincos and their affiliates will vote all shares of voting securities which they own and which are eligible to vote for the election of the Public Directors in favor of such candidates’ election as Public Directors; and

•	until the Highfields Entities no longer own the Required Percentage, subject to the Holdings Board’s fiduciary duties, at least one Public Director will be appointed (and, if required, replaced by another Public Director) to each of the committees of the Board of Directors of Holdings.

Highfields Management and each of the Abrams Investors has represented in their respective Voting Agreements, among other things, that (i) it is qualified to hold an “attributable interest” in Holdings, Clear Channel, or their affiliates under the FCC’s media ownership rules, and (ii) neither it nor any party holding an attributable interest in it holds media interests that conflict with Clear Channel’s media interests or would impede or delay regulatory consents to consummate the merger. Also, if any affiliate of Highfields Management or any

Abrams Investor should be deemed to hold an attributable interest in Holdings, Clear Channel, or their affiliates, Highfields Management or the applicable Abrams Investor, as the case may be, either (i) will demonstrate that such affiliate is qualified to hold such interest and has no media interests that would conflict with Clear Channel’s media interests or delay or impede regulatory consents to consummate the merger or (ii) will take certain curative actions.

In connection with the Voting Agreements, the Fincos have cancelled and have agreed not to accept or enter into any subscription agreement or understandings to acquire equity securities in Holdings with any private investment funds (other than the Highfields Funds and the Abrams Investors) that are shareholders of Clear Channel and are not limited partners or shareholders of an investment fund managed by one of the Sponsors and certain investment funds who are shareholders of Clear Channel and who executed such commitments after January 31, 2007. No new arrangements with such investment funds may be entered into prior to the effective time of the merger.

Each Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the merger; (ii) upon termination of the merger agreement in accordance with its terms; (iii) termination of the Settlement Agreement or public disclosure by Clear Channel that the Settlement Agreement has been materially breached by any party thereto or terminated for any reason, or (iv) upon mutual written agreement of the parties to that Voting Agreement. Certain limited provisions including the director nomination and related provision set forth above survive the effective time of the merger.

The Sponsors have agreed to use their reasonable best efforts to cause the Fincos, Holdings and Merger Sub to perform their obligations under the Highfields Voting Agreement for so long as those obligations are in effect and to use their reasonable best efforts to prevent the Fincos, Holdings and Merger Sub from taking any actions that would be inconsistent in any material respect with respect to their performance of such obligations for so long as such obligations are in effect.

CERTAIN AFFILIATE TRANSACTIONS

As contemplated by the Highfields Voting Agreement entered into with the Highfields Funds, the Sponsors, Merger Sub and Holdings will enter into an agreement, under which Holdings will agree that neither it nor any of its subsidiaries will enter into or effect any affiliate transaction between Holdings or of one of its subsidiaries, on the one hand, and any Sponsor or any other private investment fund under common control with either Sponsor (collectively referred to herein as the “principal investors”), on the other hand, without the prior approval of either a majority of the independent directors of Holdings or a majority of the then-outstanding shares of Class A common stock of Holdings (excluding for purposes of such calculation from both (x) the votes cast and (y) the outstanding shares, all shares held at that time by any principal investor, any affiliate of a principal investor or members of management and directors of Holdings whose beneficial ownership information is then required to be disclosed in filings with the SEC pursuant to Item 403 of Regulation S-K, such shares referred to herein as the “public shares”). Such agreement will become effective as of the effective time of the merger and expire upon the earlier of (i) an underwritten public offering and sale of Holdings’ common stock which results in aggregate proceeds in excess of $250 million to Holdings and after which Holdings’ common stock is listed on NASDAQ’s National Market System or another national securities exchange (a “qualified public offering”) and (ii) the consummation of a certain transaction resulting in a change-of-control (as defined in the agreement and summarized below) of Holdings. The following are not deemed to be affiliate transactions for purposes of the agreement described in this paragraph: (i) any commercial transaction between Holdings or any of its subsidiaries, on the one hand, and any portfolio company in which any principal investor or any affiliate of a principal investor has a direct or indirect equity interest, on the other, so long as such transaction is entered into on an arms’- length basis; (ii) any purchase of bank debt or securities by a principal investor or an affiliate of a principal investor or any transaction between a principal investor or affiliate of a principal investor on the one hand, and Holdings or one of its subsidiaries on the other hand, related to the ownership of bank debt or securities, provided such purchase or transaction is on terms (except with respect to relief from all or part of any underwriting or placement fee applicable thereto) comparable to those consummated within an offering made to unaffiliated third parties; (iii) the payment by Holdings or one of its subsidiaries of up to $87.5 million in transaction fees to the principal investors or their affiliates in connection with the transactions contemplated by the merger agreement; (iv) any payment of management, transaction, monitoring or any other fees to the principal investors or their affiliates pursuant to an arrangement or structure whereby the holders of public shares of Holdings are made whole for the portion of such fees paid by Holdings that would otherwise be proportionate to their share holdings; and (v) any transaction to which a principal investor or an affiliate thereof is a party in its capacity as a stockholder of Holdings that is offered generally to other stockholders of Holdings (including the holders of shares of Class A common stock of Holdings) on comparable or more favorable terms.

A change-of-control of Holdings will be deemed to have occurred upon the occurrence of any of the following: (i) any consolidation or merger of Holdings with or into any other corporation or other entity, or any other corporate reorganization or transaction (including the acquisition of stock of Holdings), in which the direct and indirect stockholders of Holdings immediately prior to such consolidation, merger, reorganization or transaction, own stock either representing less than fifty percent (50%) of the economic interests in and less than fifty percent (50%) of the voting power of Holdings or other surviving entity immediately after such consolidation, merger, reorganization or transaction or that does not have, through the ownership of voting securities, by agreement or otherwise, the power to elect a majority of the entire board of directors of Holdings or other surviving entity immediately after such consolidation, merger, reorganization or transaction, excluding any bona fide primary or secondary public offering, (ii) any stock sale or other transaction or series of related transactions, after giving effect to which in excess of fifty percent (50%) of the Holdings’ voting power is owned by any person or entity and its “affiliates” or “associates” (as such terms are defined in the rules adopted by the SEC under the Exchange Act), other than the principal investors and their respective affiliates, excluding any bona fide primary or secondary public offering; or (iii) a sale, lease or other disposition of all or substantially all of the assets of Holdings.

The agreement described above terminates upon the earliest of the termination of the merger agreement, a qualified public offering and the consummation of a change-of-control (as defined therein). Other than as described in the prior sentence, such agreement may not be terminated, amended, supplemented or otherwise modified without the prior written approval of either (i) a majority of the independent directors of Holdings elected by the holders of Class A common stock of Holdings or (ii) a majority of the then-outstanding public shares.

FINANCING

Financing of the Merger

As of March 31, 2008, on a pro forma basis, the total amount of funds necessary to complete the merger is anticipated to be approximately $20.1 billion, consisting of (i) approximately $18.0 billion to pay Clear Channel’s shareholders and optionholders the amounts due to them under the merger agreement, assuming that no Clear Channel shareholder validly exercises and perfects its appraisal rights and that none of the shareholders will make a Stock Election covering any of their Clear Channel shares (including shares issuable upon conversion of outstanding options) in the merger, (ii) approximately $1.6 billion to refinance certain existing indebtedness, including all of Clear Channel’s existing bank indebtedness and certain issues of Clear Channel’s outstanding public debt, and (iii) approximately $0.5 billion to pay transaction costs in connection with the merger and related transactions, including professional fees, employee benefit costs, change-of-control payments, financing costs and other related expenses and charges. These amounts are anticipated to be funded by Merger Sub in a combination of equity contributions by entities controlled by the Sponsors and other investors indirectly into Merger Sub, debt financing obtained by Merger Sub and the Fincos and made available to Merger Sub and Clear Channel and to the extent available, cash of Clear Channel. Holdings, Merger Sub and the Fincos have obtained equity and debt financing commitments described below in connection with the transactions contemplated by the merger agreement. To the extent that shareholders make any Stock Elections covering all or a portion of their Clear Channel shares (including shares issuable upon conversion of outstanding options) in the merger, the funds necessary to complete the merger will be correspondingly reduced by the Stock Consideration and accordingly, the aggregate amount of equity contributions required to be made by entities controlled by the Sponsors and their co-investors and their percentage ownership of Holdings will be reduced by the amount of the Stock Elections (up to the maximum thirty percent (30%) cap for Stock Elections described above).

Equity Financing

Pursuant to replacement equity commitment letters signed in connection with Amendment No. 3, the Sponsors have severally agreed to purchase (either directly or indirectly through one or more intermediate entities) up to an aggregate of $2.4 billion of equity securities of Holdings (the “Equity Financing”) and to cause all or a portion of such cash to be contributed to Merger Sub as needed for the merger and related transactions (including payment of cash merger consideration to Clear Channel shareholders, repayment of Clear Channel debt, and payment of certain transaction fees and expenses). The equity commitment letters contemplate that the Sponsors will fund their equity commitment pursuant to the provisions of the Settlement Agreement and provide that the Sponsors’ funding of the Escrow Agreement will ratably reduce their equity commitments, with reinstatement of such commitments only in circumstances where funds are unavailable under a letter of credit. Each of the Sponsors may also assign a portion of its equity commitment obligation to other investors, resulting in a corresponding reduction of such Sponsor’s commitment to the extent the assignee funds its commitment, provided that any such transfer will not release such investor of its obligations under the limited guarantees. As a result, the Sponsors’ equity commitments may ultimately be funded by additional equity investors, although it is anticipated that all or substantially all of such co-investment by third parties would be through entities controlled by the Sponsors. Prior to the effective time of the merger, the Sponsors have agreed that the funds for such Equity Financing shall be held in escrow, to be disbursed in accordance with the terms of the Escrow Agreement pending consummation of the merger.

At the effective time of the merger, Clear Channel shareholders who made a Cash Election will receive the Cash Consideration for each pre-merger share of Clear Channel common stock they own. Pursuant to the merger agreement, as an alternative to receiving the Cash Consideration, Clear Channel shareholders were offered the opportunity to exchange some or all of their pre-merger shares on a one-for-one basis for shares of Class A common stock of Holdings (subject to aggregate and individual caps). Shares of Class A common stock are entitled to one vote per share. As a result of such stock elections, upon the consummation of the merger, our shareholders will own shares of Class A common stock of Holdings representing up to 30% of the equity of Holdings (whether measured by voting power or economic interest). In limited circumstances, the merger agreement provides that shareholders electing to receive cash consideration for some or all of their shares, on a pro rata basis, will be issued shares of Holdings Class A common stock in exchange for some of their shares of Clear Channel common stock for which they make a cash election, up to a cap of 1/36th of the total number of shares of Clear Channel common stock for which such shareholder makes a cash election. Pursuant to the merger agreement, all of our shareholders may also be entitled to receive additional per share consideration that is payable if the merger does not close on or prior to November 1, 2008. Shareholders who elected to receive the stock consideration prior to the special meeting of shareholders held on September 25, 2007 will have their shares of Clear Channel stock returned to them and will be required to make a new election prior to the new special shareholders’ meeting.

Debt Financing

In connection with Amendment No. 3 and the Settlement Agreement, on May 13, 2008, Merger Sub entered into definitive agreements providing for $19.1 billion in aggregate debt financing consisting of (i) the Senior Secured Credit Facilities, (ii) the Receivables Based Credit Facility and (iii) a note purchase agreement for the issuance of new senior notes, as further described in this section.

Senior Secured Credit Facilities

Overview

On May 13, 2008, Merger Sub entered into senior secured credit facilities with a syndicate of institutional lenders and financial institutions. Following the consummation of the merger of Merger Sub with and into Clear Channel, with Clear Channel continuing as the surviving entity, Clear Channel will succeed to and assume the obligations of Merger Sub under the secured credit facilities. The following is a summary of the terms of the senior secured credit facilities.

The senior secured credit facilities will consist of:

•	a $1,115 million term loan A facility, subject to increase as described below, with a maturity of six years;

•	a $10,700 million term loan B facility with a maturity of seven years and six months;

•	a $706 million term loan C — asset sale facility, subject to reduction as described below, with a maturity of seven years and six months;

•	$1,250 million delayed draw term loan facilities with maturities of seven years and six months, up to $750 million of which may be drawn on or after the closing date to purchase or repay Clear Channel’s outstanding 7.65% senior notes due 2010 and the remainder of which will be available after the closing date to purchase or repay Clear Channel’s outstanding 4.25% senior notes due 2009; and

•	a $2,000 million revolving credit facility with a maturity of six years, including a letter of credit sub-facility and a swingline loan sub-facility.

If availability under the receivables based credit facility described below is less than $750 million on the closing date due to borrowing base limitations, the term loan A facility will be increased by the amount of such shortfall and the maximum availability under the receivables based credit facility will be reduced by a corresponding amount. The term loan C — asset sale facility will be reduced by the net proceeds from sales of certain specified assets (including certain non-core radio stations being marketed for sale) between March 27, 2008 and the closing date. Proceeds from the sale of specified assets after closing will be applied to prepay the term loan C — asset sale facility (and thereafter to any remaining term loan facilities) without right of reinvestment under the senior secured credit facilities. In addition, if the net proceeds of asset sales of Clear Channel’s wholly-owned subsidiaries are not reinvested, but instead applied to prepay the senior secured credit facilities, such proceeds would first be applied to the term loan C — asset sale facility and thereafter pro rata to the remaining term loan facilities. The specified assets that Clear Channel continued to own as of March 31, 2008 generated $41.4 million of EBITDA for the twelve months ended March 31, 2008.

After the closing date, Clear Channel may raise incremental term loans or incremental commitments under the revolving credit facility of up to (a) $1.5 billion, plus (b) the excess, if any, of (x) 0.65 times pro forma consolidated adjusted EBITDA (as calculated in the manner provided in the senior secured credit facilities documentation), over (y) $1.5 billion, plus (c) the aggregate amount of principal payments made in respect of the term loans under the senior secured credit facilities (other than mandatory prepayments with net cash proceeds of certain asset sales). Availability of such incremental term loans or revolving credit commitments is subject, among other things, to the absence of any default, pro forma compliance with the financial covenant and the receipt of commitments by existing or additional financial institutions.

All borrowings under the senior secured credit facilities following the consummation of the merger are subject to the satisfaction of customary conditions, including the absence of any default and the accuracy of representations and warranties.

Proceeds of the term loans and borrowings under the revolving credit facility on the closing date of the merger will be used to finance the transactions contemplated by the merger agreement. Proceeds of the revolving credit facility, swingline loans and letters of credit will also be available following the consummation of the merger to provide financing for working capital and general corporate purposes.

After giving effect to the transactions contemplated by the merger agreement, Clear Channel will be the primary borrower under the senior secured credit facilities, except that certain of Clear Channel’s domestic restricted subsidiaries may be co-borrowers under a portion of the term loan facilities. Clear Channel will also have the ability to designate one or more of its foreign restricted subsidiaries as borrowers under the revolving credit facility, subject to certain conditions and sublimits.

Interest Rate and Fees

Borrowings under the senior secured credit facilities will bear interest at a rate equal to an applicable margin plus, at Clear Channel’s option, either (i) a base rate determined by reference to the higher of (A) the prime lending rate publicly announced by the administrative agent and (B) the federal funds effective rate from time to time plus 0.50%, or (ii) a Eurodollar rate determined by reference to the costs of funds for deposits for the interest period relevant to such borrowing adjusted for certain additional costs.

The applicable margin percentages applicable to the term loan facilities and the revolving credit facility initially will be the following percentages per annum:

•	with respect to loans under the term loan A facility and the revolving credit facility, (i) 2.40%, in the case of base rate loans and (ii) 3.40%, in the case of Eurodollar loans; and

•	with respect to loans under the term loan B facility, term loan C — asset sale facility and delayed draw term loan facility, (i) 2.65%, in the case of base rate loans and (ii) 3.65%, in the case of Eurodollar loans.

The interest rates applicable to loans and letters of credit in alternative currencies will be based on a corresponding lending rate and margin, as applicable. Beginning with the date of delivery of financial statements for the first full fiscal quarter completed after the closing of the transactions contemplated by the merger agreement, the applicable margin percentages will be subject to adjustments based upon Clear Channel’s leverage ratio.

Clear Channel is required to pay each revolving credit lender a commitment fee in respect of any unused commitments under the revolving credit facility, which initially will be 0.50% per annum until the date of delivery of financial statements for the first full fiscal quarter completed after the closing of the transactions contemplated by the merger agreement and thereafter subject to adjustment based on Clear Channel’s leverage ratio. Clear Channel is required to pay each delayed draw term facility lender a commitment fee in respect of any undrawn commitments under the delayed draw term facility, which initially will be 1.825% per annum until the delayed draw term facility is fully drawn or commitments thereunder terminated.

Prepayments

The senior secured credit facilities require Clear Channel to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% and to 0% based upon Clear Channel’s leverage ratio) of annual excess cash flow (as calculated in accordance with the senior secured credit facilities), less any voluntary prepayments of term loans and revolving credit loans (to the extent accompanied by a permanent reduction of the commitment) and subject to customary credits;

•	100% of the net cash proceeds of sales or other dispositions (including casualty and condemnation events) of specified assets being marketed for sale, subject to certain exceptions;

•	100% (which percentage will be reduced to 75% and 50% based upon Clear Channel’s leverage ratio) of the net cash proceeds of sales or other dispositions by Clear Channel or its wholly-owned restricted subsidiaries (including casualty and condemnation events) of assets other than specified assets being marketed for sale, subject to reinvestment rights and certain other exceptions; and

•	100% of the net cash proceeds of any incurrence of certain debt, other than debt permitted under the senior secured credit facilities.

The foregoing prepayments with the net cash proceeds of certain incurrences of debt and annual excess cash flow will be applied (i) first to the term loans other than the term loan C — asset sale facility loans (on a pro rata basis) and (ii) second to the term loan C — asset sale facility loans, in each case to the remaining installments thereof in direct order of maturity. The foregoing prepayments with the net cash proceeds of the sale of assets (including casualty and condemnation events) will be applied (i) first to the term loan C — asset sale facility loans and (ii) second to the other term loans (on a pro rata basis), in each case to the remaining installments thereof in direct order of maturity.

Clear Channel may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to Eurodollar loans.

Amortization of Term Loans

The Company is required to repay the loans under the term loan facilities as follows:

•	the term loan A facility will amortize in quarterly installments commencing on the first interest payment date after the second anniversary of the closing date, in annual amounts equal to 5% of the original funded principal amount of such facility in years three and four, 10% thereafter, with the balance being payable on the final maturity date of such term loans; and

•	the term loan B facility, term loan C — asset sale facility and delayed draw term loan facilities will amortize in quarterly installments on the first interest payment date after the third anniversary of the closing date, in annual amounts equal to 2.5% of the original funded principal amount of such facilities in years four and five and 1% thereafter, with the balance being payable on the final maturity date of such term loans.

Collateral and Guarantees

The senior secured credit facilities will be guaranteed by Clear Channel’s immediate parent company and each of Clear Channel’s existing and future material wholly-owned domestic restricted subsidiaries, subject to certain exceptions.

All obligations under the senior secured credit facilities, and the guarantees of those obligations, will be secured, subject to permitted liens and other exceptions, by:

•	a first-priority lien on the capital stock of Clear Channel;

•	100% of the capital stock of any future material wholly-owned domestic license subsidiary that is not a “Restricted Subsidiary” under the indenture governing our existing notes;

•	certain specified assets of Clear Channel and the guarantors that do not constitute “principal property” (as defined in the indenture governing the existing notes), including certain specified assets being marketed for sale;

•	certain specified assets of Clear Channel and the guarantors that constitute “principal property” (as defined in the indenture governing Clear Channel’s existing notes) securing obligations under the senior secured credit facilities up to the maximum amount permitted to be secured by such assets without requiring equal and ratable security under the indenture governing the existing notes; and

•	a second-priority lien on the accounts receivable and related assets securing the receivables based facility.

The obligations of any foreign subsidiaries of Clear Channel that are borrowers under the revolving credit facility will also be guaranteed by certain of their material wholly-owned restricted subsidiaries, and secured by substantially all assets of such borrowers and guarantors, subject to permitted liens and other exceptions.

Conditions and Termination

The availability of the Debt Financing under the senior secured credit facilities is subject to the following closing conditions:

•	the receipt of executed counterparts of the definitive credit agreement by Clear Channel Capital I, LLC, Clear Channel and each subsidiary co-borrower;

•	the consummation of the merger in accordance with the merger agreement;

•	the absence of amendments or waivers to certain provisions of the merger agreement in a manner materially adverse to the lenders without their consent;

•	the receipt of equity contributions (including the value of all equity of Holdings issued to existing shareholders and management in connection with the merger) in an amount determined in accordance with the senior secured credit facilities, but in any event not less than $3 billion.

The lenders may terminate their commitments under the senior secured credit facility if the foregoing conditions are not satisfied by 11:59 p.m., New York City time, on the earliest of (i) the 20th business day following the receipt of the Requisite Shareholder Approval (as defined in the merger agreement), (ii) the 20th business day following the failure to obtain the Requisite Shareholder Approval at a duly held Shareholders’ Meeting (as defined in the merger agreement) after giving effect to all adjournments and postponements thereof, (iii) five business days following the termination of the merger agreement or (iv) December 31, 2008 (the “Termination Date”); provided, that if (A) the Requisite Shareholder Approval is obtained and (B) any regulatory approval required in connection with the consummation of the merger has not been obtained (or has lapsed and not been renewed) or any waiting period under applicable antitrust laws has not expired (or has restarted and such new period has not expired), then the Termination Date will automatically be extended until the 20th business day following receipt of all such approvals (or renewals), but in no event later than March 31, 2009. If as of the Termination Date there is a dispute among any of the parties to the escrow agreement with respect to the disposition of any escrow funds (as defined in the escrow agreement) pursuant to the escrow agreement, Merger Sub may, by written notice to the lenders, extend the Termination Date until the fifth business day after the final resolution of such dispute by a court of competent jurisdiction or mutual resolution by the parties to such dispute; provided, that the Termination Date with respect to any lender will occur on the date such lender withdraws its portion of the escrow funds pursuant to the escrow agreement.

Certain Covenants and Events of Default

The senior secured credit facilities require Clear Channel to comply on a quarterly basis with a maximum consolidated senior secured net debt to adjusted EBITDA (as calculated in accordance with the senior secured credit facilities) ratio. This financial covenant will become more restrictive over time. In addition, the senior secured credit facilities include negative covenants that, subject to significant exceptions, limit Clear Channel’s ability and the ability of Clear Channel’s restricted subsidiaries to, among other things:

•	incur additional indebtedness;

•	create liens on assets;

•	engage in mergers, consolidations, liquidations and dissolutions;

•	sell assets;

•	pay dividends and distributions or repurchase Clear Channel’s capital stock;

•	make investments, loans, or advances;

•	prepay certain junior indebtedness;

•	engage in certain transactions with affiliates;

•	amend material agreements governing certain junior indebtedness; and

•	change Clear Channel’s lines of business.

The senior secured credit facilities include certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, the invalidity of material provisions of the senior secured credit facilities documentation, the failure of collateral under the security documents for the senior secured credit facilities, the failure of the senior secured credit facilities to be senior debt under the subordination provisions of certain of Clear Channel’s subordinated debt and a change of control. If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take various actions, including the acceleration of all amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

Receivables Based Credit Facility

Overview

On May 13, 2008, Merger Sub entered into a receivables based facility with a syndicate of institutional lenders and financial institutions. Following the consummation of the merger of Merger Sub with and into Clear Channel, with Clear Channel continuing as the surviving entity, Clear Channel will succeed to and assume the obligations of Merger Sub under the secured credit facilities. The following is a summary of terms of the receivables based facility.

The receivables based facility provides senior secured financing of up to $1,000 million, subject to a borrowing base. The borrowing base at any time will equal 85% of Clear Channel’s and certain of its subsidiaries’ eligible accounts receivable. The receivables based facility will include a letter of credit sub-facility and a swingline loan sub-facility. The maturity of the receivables based facility is six years.

Up to $750 million may be drawn under the receivables based facility on the closing of the transactions contemplated by the merger agreement. In the event that availability under the receivables based facility is less than $750 million on the closing of the transactions contemplated by the merger agreement, the aggregate amount of the receivables based facility will be reduced by the amount of the shortfall.

In addition, if certain additional subsidiaries become borrowers or guarantors under the receivables based facility, Clear Channel may request increases to the receivables based facility in an aggregate amount not exceeding $750 million. Availability of such increases to the receivables based facility is subject to, among other things, the absence of any default and the receipt of commitments by existing or additional financial institutions.

All borrowings under the receivables based facility following the closing of the transactions contemplated by the merger agreement are subject to the absence of any default, the accuracy of representations and warranties and compliance with the borrowing base. In addition, borrowings under the receivables based facility following the closing date will be subject to compliance with a minimum fixed charge coverage ratio of 1.0:1.0 if excess availability under the receivables based facility is less than $50 million, or if aggregate excess availability under the receivables based facility and the senior secured revolving credit facility is less than 10% of the borrowing base.

Proceeds of the borrowings under the receivables based facility on the closing date of the merger will be used to finance the transactions contemplated by the merger agreement. Proceeds of the receivables based facility, swingline loans and letters of credit will also be available following the closing of the transactions contemplated by the merger agreement to provide financing for working capital and general corporate purposes.

After giving effect to the transactions contemplated by the merger agreement, Clear Channel and certain subsidiary borrowers will be the borrowers under the receivables based facility. Clear Channel will have the ability to designate one or more of its restricted subsidiaries as borrowers under the receivables based facility. The receivables based facility loans and letters of credit will be available in United States dollars.

Interest Rate and Fees

Borrowings under the receivables based facility will bear interest at a rate equal to an applicable margin plus, at Clear Channel’s option, either (i) a base rate determined by reference to the higher of (A) the prime lending rate publicly announced by the administrative agent and (B) the federal funds effective rate from time to time plus 0.50%, or (ii) a Eurodollar rate determined by reference to the costs of funds for deposits for the interest period relevant to such borrowing adjusted for certain additional costs.

The applicable margin percentage applicable to the receivables based facility initially will be (i) 1.40%, in the case of base rate loans and (ii) 2.40%, in the case of Eurodollar loans. Beginning with the date of delivery of financial statements for the first full fiscal quarter completed after the closing of the transactions contemplated by the merger agreement, the applicable margin percentage will be subject to adjustments based upon Clear Channel’s leverage ratio.

Clear Channel will be required to pay each lender a commitment fee in respect of any unused commitments under the receivables based facility, which initially will be 0.375% per annum until the date of delivery of financial statements for the first full fiscal quarter completed after the closing of the transactions contemplated by the merger agreement and thereafter subject to adjustment based on Clear Channel’s leverage ratio.

Prepayments

If at any time the sum of the outstanding amounts under the receivables based facility (including the letter of credit outstanding amounts and swingline loans thereunder) exceeds the lesser of (i) the borrowing base and (ii) the aggregate commitments under the receivables based facility, Clear Channel will be required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to such excess.

Clear Channel may voluntarily repay outstanding loans under the receivables based facility at any time without premium or penalty, other than customary “breakage” costs with respect to Eurodollar loans.

Collateral and Guarantees

The receivables based facility will be guaranteed by, subject to certain exceptions, the guarantors of the senior secured credit facilities. All obligations under the receivables based facility, and the guarantees of those obligations, will be secured by a perfected first-priority security interest in all of Clear Channel’s and all of the guarantors’ accounts receivable and related assets, subject to permitted liens and certain exceptions.

The receivables based facility includes negative covenants, representations, warranties and events of default, conditions precedent and termination provisions substantially similar to those governing the senior secured credit facilities.

Senior Notes due 2016

On May 13, 2008, Merger Sub entered into a purchase agreement (the “purchase agreement”), by and among Merger Sub and Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Greenwich Capital Markets, Inc. and Wachovia Capital Markets, LLC (collectively, the “initial purchasers”), pursuant to which Merger Sub is obligated to issue and sell to the initial purchasers, and the initial purchasers are obliged to purchase, $980,000,000 aggregate principal amount of its 10.75% senior cash pay notes due 2016 (the “senior cash pay notes”) and $1,330,000,000 aggregate principal amount of its 11.00%/11.75% senior toggle notes due 2016 (the “senior toggle notes” and, together with the senior cash pay notes, the “notes”). Following the consummation of the merger of Merger Sub with and into Clear Channel, with Clear Channel continuing as the surviving entity, Clear Channel will succeed to and assume the obligations of Merger Sub under the purchase agreement. The notes will be issued pursuant to an indenture, by and among the Company, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as paying agent and registrar.

Guarantees and Ranking

Clear Channel’s immediate parent company and its wholly-owned domestic restricted subsidiaries on the issue date that guarantee the obligations under its senior secured credit facilities and its receivables based facility will guarantee the notes with unconditional guarantees. Any of Clear Channel’s subsidiaries that is released as a guarantor of its senior secured credit facilities and its receivables based facility will automatically be released as a guarantor of the notes. The notes will be senior unsecured obligations of Clear Channel. The guarantees of the notes by Clear Channel’s wholly-owned domestic restricted subsidiaries will be subordinated to the guarantees of the senior secured credit facilities and the receivables based facility, and certain other permitted debt, but will rank equal to all other senior indebtedness of those subsidiaries.

Interest Rate and Payment

Interest on the senior cash pay notes will be payable in cash and will accrue at a rate of 10.75% per annum. Cash interest on the senior toggle notes will accrue at a rate of 11.00% per annum, and payment-in-kind interest will accrue at a rate of 11.75% per annum. Clear Channel may elect, at its option, to pay interest on the senior toggle notes entirely in cash or to pay all or one-half of such interest in kind by increasing the principal amount of the senior toggle notes. Interest on the notes will be payable semiannually and will accrue from the issue date of the notes.

Optional Redemption

At any time prior to the interest payment date in 2012 that is closest to the fourth anniversary of the issue date, Clear Channel may redeem some or all of the notes at any time at a price equal to 100% of the principal amount of such notes plus accrued and unpaid interest to the redemption date and a “make-whole premium.”

On and after the interest payment date in 2012 that is closest to the fourth anniversary of the issue date, Clear Channel may redeem the notes, in whole or in part, at the redemption prices set forth below plus accrued and unpaid interest thereon to the applicable redemption date if redeemed during the twelve-month period beginning on the interest payment date closest to the anniversary of the issue date in each of the years indicated below:

Senior Cash Pay Notes

Year	Percentage

2012	105.375%
2013	102.688%
2014 and thereafter	100.000%

Senior Toggle Notes

Year	Percentage

2012	105.500%
2013	102.750%
2014 and thereafter	100.000%

In addition, at the end of any “accrual period” (as defined in Section 1272(a)(5) of the Internal Revenue Code of 1986, as amended (the “Code”)) ending after the fifth anniversary of the issue date (each, a “Mandatory Deferrable Interest Payment Date”), Clear Channel may make cash payments on the senior toggle notes then outstanding in an aggregate amount of up to the Mandatory Deferrable Interest Payment Amount (each such redemption, a “Mandatory Deferrable Interest Payment”). Any such payments will be made in proportion to the then outstanding principal amounts of the senior toggle notes. The “Mandatory Deferrable Interest Payment Amount” shall mean, as of each Mandatory Deferrable Interest Payment Date, the excess, if any, of (i) the aggregate amount of accrued and unpaid interest and all accrued but unpaid “original issue discount” (as defined in Section 1273(a)(1) of the Code) with respect to the senior toggle notes then outstanding, over (ii) an amount equal to the product of (A) the aggregate “issue price” (as defined in Sections 1273(b) and 1274(a) of the Code) of the senior toggle notes then outstanding multiplied by (B) the “yield to maturity” (as defined in Treasury Regulation Section 1.1272-1(b)(1)(i)) of the senior toggle notes.

Special Redemption

On the final interest payment date in 2015 (the “Special Redemption Date”), Clear Channel will be required to redeem for cash a portion (the “Special Redemption Amount”) of the senior toggle notes equal to the product of (x) $30 million and (y) a fraction which, for the avoidance of doubt, cannot exceed one, the numerator of which is the aggregate principal amount outstanding on such date of the senior toggle notes for United States federal income tax purposes and the denominator of which is $1,330 million, as determined by the issuer in good faith and rounded to the nearest $2,000 (such redemption, the “Special Redemption”). The redemption price for each portion of a senior toggle note so redeemed pursuant to the Special Redemption will equal 100% of the principal amount of such portion plus any accrued and unpaid interest thereon to the Special Redemption Date.

Optional Redemption After Certain Equity Offerings

At any time (which may be more than once) until the interest payment date in 2011 closest to the third anniversary of the issue date of the notes, Clear Channel may redeem up to 40% of any series of the outstanding notes with the net cash proceeds that Clear Channel raises in one or more public equity offerings, as long as (i) Clear Channel pays 110.75% of the face amount of the senior cash pay notes being redeemed or 111.00% of the face amount of the senior toggle notes being redeemed, in each case plus accrued and unpaid interest thereon to the applicable redemption date; (ii) Clear Channel redeems the notes within 180 days of completing the applicable public equity offering; and (iii) at least 50% of the aggregate principal amount of the senior cash pay notes or the senior toggle notes, as applicable, issued as of such redemption date remains outstanding afterwards.

Change of Control

If Clear Channel experiences a change of control, Clear Channel must give holders of the notes the opportunity to sell their notes to the issuer at 101% of their face amount, plus accrued and unpaid interest thereon. Clear Channel might not be able to pay holders of the notes the required price for notes each such holder presents to Clear Channel at the time of a change of control, because (i) Clear Channel might not have enough funds at that time; or (ii) the terms of its senior secured credit facilities and receivables based facility may prevent it from paying.

Asset Sale Proceeds

If Clear Channel or any of its restricted subsidiaries engages in certain asset sales, Clear Channel or such restricted subsidiary generally must either invest the net cash proceeds from such sales in its business within a period of time, repay senior debt (including its senior secured credit facilities), or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds (if applicable, on a pro rata basis with other senior debt). The purchase price of the notes will be 100% of their principal amount, plus accrued and unpaid interest thereon.

Certain Covenants

The indenture governing the notes will contain covenants limiting Clear Channel’s ability and the ability of its restricted subsidiaries to (i) incur additional debt or issue preferred stock of restricted subsidiaries; (ii) pay dividends or distributions on Clear Channel’s capital stock or repurchase capital stock of Clear Channel; (iii) make certain investments; (iv) create liens on Clear Channel’s assets to secure debt; (v) enter into transactions with affiliates; and (vi) merge or consolidate with another company.

Conditions and Termination

The obligations of the initial purchasers to purchase the notes is subject to the following conditions:

•	the receipt of conformed counterparts of the indenture governing the notes executed by Clear Channel, the trustee and the paying agent;

•	the receipt of conformed counterparts of the joinder agreement to the purchase agreement executed by Clear Channel;

•	the consummation of the merger in accordance with the merger agreement;

•	the absence of amendments or waivers to certain provisions of the merger agreement in a manner materially adverse to the initial purchasers and which have not been approved by the initial purchasers in writing;

•	the satisfaction of certain equity contributions set forth in the purchase agreement.

The note purchase agreement contains termination provisions substantially similar to those governing the senior secured credit facilities.

Events of Default

The indenture governing the notes will also provide for events of default which, if certain of them occur and continue under such indenture, would permit the trustee or holders of at least 25% in principal amount of the then total outstanding notes to declare the principal, premium, if any, interest and other monetary obligations on all the then outstanding notes to be due and payable immediately.

Registration Rights

The issuer has agreed to use commercially reasonable efforts to enter into a registration rights agreement within five business days following the closing, pursuant to which the issuer will use its commercially reasonable efforts to register notes (the “exchange notes”) having substantially identical terms as the notes with the SEC as part of an offer to exchange freely tradable exchange notes for the notes (the “exchange offer”). Subject to the terms and conditions set forth in the registration rights agreement, the issuer will use its commercially reasonable efforts to cause the exchange offer to be completed within 300 days after the issue date of the notes or, if required, to file one or more resale shelf registration statements within 300 days after the issue date of the notes and declared effective within the time frames specified in the registration rights agreement. If the issuer fails to meet the targets listed above (a “registration default”), the annual interest rate on the notes will increase by 0.25%. The annual interest rate on the notes will increase by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 0.50% per year over the original interest rates of the notes. If the issuer corrects the registration default, the interest rate on the notes will revert to the original level. If the issuer must pay additional interest, the issuer will pay it to the holders of the notes in the same manner and on the same dates that the issuer makes other interest payments on the notes, until the issuer corrects the registration default.

OPINION OF CLEAR CHANNEL’S FINANCIAL ADVISOR

Goldman Sachs delivered its oral opinion to Clear Channel’s board of directors, which was subsequently confirmed in its written opinion dated May 13, 2008, that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the cash consideration of $36.00 per Public Share that the holders of Public Shares can elect to receive pursuant to the merger agreement was fair from a financial point of view to such holders.

It was Goldman Sachs’ understanding that the holders of Public Shares may elect to receive one share of Holdings Class A common stock in lieu of the cash consideration of $36.00 per Public Share, subject to the proration provisions of the merger agreement, as to which Goldman Sachs expresses no opinion, such that the maximum aggregate number of Public Shares to be converted into the right to receive Holdings Class A common stock shall not exceed 30% of the total number of shares of capital stock of Holdings outstanding as of the closing date of the merger after giving effect to the merger and the conversion of shares contemplated by the merger agreement. It was also Goldman Sachs’ understanding that, if a sufficient number of elections for Holdings Class A common stock are not made, holders of Public Shares that elect to receive the cash consideration of $36.00 per Public Share would be required to receive in lieu of up to $1.00 of cash consideration, a fraction of a share of Holdings Class A common stock. Goldman Sachs further understood that if the effective time of the merger occurs after November 1, 2008, the holders of Public Shares will also receive the Additional Per Share Consideration in cash.

The full text of the written opinion of Goldman Sachs, dated May 13, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex G to this proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Clear Channel’s board of directors in connection with its consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of Clear Channel common stock should vote or make any election with respect to the merger. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

In connection with delivering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of Clear Channel for the five years ended December 31, 2007;

•	annual reports to shareholders and Annual Reports on Form 10-K of Clear Channel Outdoor for the three years ended December 31, 2007;

•	Clear Channel Outdoor’s Registration Statement on Form S-1, including the prospectus contained therein, dated November 10, 2005, relating to the Clear Channel Outdoor Class A common stock;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Clear Channel and Clear Channel Outdoor;

•	certain other communications from Clear Channel and Clear Channel Outdoor to their respective shareholders; and

•	certain internal financial analyses and forecasts for Clear Channel prepared by Clear Channel’s management, and approved for Goldman Sachs’ use by Clear Channel, which included financial analyses and forecasts for Clear Channel Outdoor (the “Management Forecasts”).

Goldman Sachs also held discussions with members of the senior managements of Clear Channel and Clear Channel Outdoor regarding their assessment of the past and current business operations, financial condition and future prospects of Clear Channel and Clear Channel Outdoor. In addition, Goldman Sachs reviewed the reported price and trading activity for Clear Channel common stock and Clear Channel Outdoor Class A common stock, compared certain financial and stock market information for Clear Channel and Clear Channel Outdoor with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the broadcasting and outdoor advertising industries specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, accounting, regulatory, tax and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed with Clear Channel’s consent that the Management Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Clear Channel. Goldman Sachs also assumed, with Clear Channel’s consent, that the transaction contemplated by the prior merger agreement may not be consummated as Clear Channel may not be able to enforce the terms of the prior merger agreement through litigation or otherwise. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Clear Channel, Clear Channel Outdoor or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Clear Channel, Clear Channel Outdoor or any of their respective subsidiaries furnished to Goldman Sachs.

Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters, the underlying business decision of Clear Channel to engage in the merger, the relative merits of the merger as compared to any alternative transaction that might be available to Clear Channel, the impact of the merger on the solvency or viability of Holdings or the ability of Holdings to pay its obligations when they become due, or the value that Clear Channel may recover in the event that it proceeds with its existing suit against the banks that have agreed to provide financing commitments in connection with the second amended merger agreement. The opinion addresses only the fairness from a financial point of view to the holders of the Public Shares, as of the date of the opinion, of the $36.00 per share in cash that such holders can elect to receive pursuant to the merger agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or the merger, including, without limitation, the parties’ respective rights and obligations under the merger agreement, the decision of Clear Channel to enter into the merger agreement, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Clear Channel, or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Clear Channel, or class of such persons, in connection with the merger, whether relative to the $36.00 per Public Share in cash that the holders of Public Shares can elect to receive pursuant to the merger agreement or otherwise.

Furthermore, Goldman Sachs’ opinion does not address the value of the Holdings Class A common stock or the prices at which the Holdings Class A common stock may trade if and when they are issued or whether any market would develop for the Holdings Class A common stock. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman

Sachs as of, the date of the opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Clear Channel in connection with rendering the opinion described above. These analyses were chosen based on Goldman Sachs’ professional judgment of customary financial methodologies widely used in valuations of companies and their businesses. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 9, 2008 and is not necessarily indicative of current market conditions.

Goldman Sachs calculated Clear Channel’s estimated cost of equity of approximately 9.5% for purposes of its financial analyses assuming (i) a risk free rate of 4.0%, (ii) an unlevered beta of 0.8 and (iii) a market risk premium of 5.07%. Goldman Sachs calculated the unlevered beta based primarily on the past 12 months of unlevered predicted betas of CBS Corporation, Cox Radio, Inc. and Lamar Advertising Company after taking into consideration the historical unlevered predicted beta of Clear Channel relative to these companies. Goldman Sachs calculated Clear Channel’s estimated cost of debt of approximately 12.5% for purposes of its financial analyses based on the market trading levels of Clear Channel’s outstanding debt. Both of these calculations were performed utilizing then-current data.

Present Value of Transaction Price Analysis

Goldman Sachs performed an illustrative analysis of the present value of the cash consideration of $36.00 per share. For this analysis, Goldman Sachs incorporated the value of the Additional Per Share Consideration that would be paid if the closing of the merger occurred after November 1, 2008. Goldman Sachs then discounted the value of the transaction price using potential closing dates of August 31, 2008, September 30, 2008 and December 31, 2008 and discount rates ranging from 5.5% to 9.5% in order to derive an illustrative range of present values of the cash consideration and the value of any Additional Per Share Consideration as of those dates. The range of discount rates used by Goldman Sachs in this analysis was derived by Goldman Sachs based on Clear Channel’s estimated cost of equity, which was used to inform the high end of the range, and the average annualized rate for the Additional Per Share Consideration for November and December 2008, which was used to inform the low end of the range. The following table presents the results of Goldman Sachs’ analysis:

Illustrative
Closing Date	Present Value

August 31, 2008	$35.01-$35.41
September 30, 2008	$34.75-$35.26
December 31, 2008	$34.26-$35.09

The indicative values in this analysis were lower than the indicative values resulting from the present value of transaction price analysis delivered by Goldman Sachs to the board of directors of Clear Channel in connection with Goldman Sachs’ prior opinion dated May 17, 2007 primarily because this analysis relates to the lower merger consideration of $36.00 per share.

Analysis at Various Prices

Goldman Sachs performed certain analyses, based on historical financial information, SEC filings and the Management Forecasts. Using the closing market price of Clear Channel’s common stock on May 9, 2008 of $30.00 per share and the cash consideration of $36.00 per share, Goldman Sachs calculated (i) adjusted equity value by subtracting unconsolidated assets, the present value of tax assets and the probability weighted present value of its capital loss from Clear Channel’s implied equity value, and (ii) pro forma adjusted enterprise value by subtracting unconsolidated assets, the present value of tax assets and the probability weighted present value of its capital loss from Clear Channel’s implied enterprise value. Goldman Sachs then calculated (i) the ratio of pro forma adjusted enterprise value to revenue, (ii) the ratio of pro forma adjusted enterprise value to earnings before interest, income taxes, depreciation and amortization, or EBITDA, and (iii) the ratio of adjusted equity value to free cash flow, or FCF, adjusted to remove effects of acquisition related depreciation and amortization. The purpose of this analysis is to show, based on the Clear Channel common stock price of $30.00 per share as of May 9, 2008 and the cash consideration of $36.00 per share, implied valuation ratios commonly used by investors in evaluating companies which exhibit similar business characteristics to Clear Channel.

		$30.00		$36.00
		per Share		per Share

Pro Forma Adjusted Enterprise Value/Revenue	2008E	2.8	x	3.2	x
	2009E	2.7	x	3.1	x
Pro Forma Adjusted Enterprise Value/EBITDA	2008E	8.5	x	9.8	x
	2009E	8.2	x	9.4	x
Adjusted Equity Value/Adjusted FCF	2008E	13.5	x	16.5	x
	2009E	11.9	x	14.5	x

In addition, Goldman Sachs analyzed the closing market price of $30.00 per share of Clear Channel’s common stock on May 9, 2008 and the cash consideration of $36.00 per share of Clear Channel common stock in relation to (i) the closing prices of Clear Channel common stock on May 9, 2008, on November 14, 2006, and on September 22, 2006 (the last trading day prior to the September 25, 2006 meeting of Clear Channel’s board of directors during which strategic alternatives were discussed), and (ii) the average price of Clear Channel common stock for the period between May 17, 2007, the date that the execution of Amendment No. 2 was announced, and May 9, 2008. The following table presents the results of Goldman Sachs’ analysis:

	$30.00	$36.00
	per Share	per Share

Premium to market price of $30.00 per share (as of May 9, 2008)	0.0%	20.0%
Premium to pre-announcement price of $34.11 per share (as of November 14, 2006)	(12.0)%	5.5%
Premium to undisturbed price of $29.05 per share (as of September 22, 2006)	3.3%	23.9%
Premium to average price of $34.89 per share for the period between May 17, 2007 and May 9, 2008	(14.0)%	3.2%

Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of the future stock price of Clear Channel, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future capital structure and implied share price based on an assumed enterprise value as a multiple of estimated future EBITDA. For this analysis, Goldman Sachs used the Management Forecasts and assumed (i) a $1.2 billion minority interest based on Clear Channel Outdoor and Clear Media Ltd. market data as of May 9, 2008 and a $0.2 billion other minority interest grown in each case at 5% per year based on the Management Forecasts, (ii) unconsolidated assets of $0.6 billion grown at 5% per year based on the Management Forecasts, (iii) a $0.7 billion present value of tax assets and probability weighted present value of its capital loss as of May 11, 2008, (iv) that leverage is maintained at a total debt to last twelve months EBITDA ratio of 3.5x, (v) that excess cash flow is used to repurchase Clear Channel common stock at enterprise value to one-year forward EBITDA multiples of 7.5x to 8.5x and (vi) an annual recurring dividend of $0.75 per share paid quarterly. Goldman Sachs first calculated implied per share values for Clear Channel common stock at year end for each of the fiscal years 2008 to 2012 by applying enterprise value to one-year forward EBITDA multiples of 7.5x to 8.5x to estimates prepared by Clear Channel management of fiscal years 2009 to 2013 EBITDA. The range of one-year forward EBITDA multiples was derived by Goldman Sachs based on then current estimated one-year forward EBITDA multiples of CBS Corporation, Citadel Broadcasting Corporation, Cox Radio, Inc., Cumulus Media Inc., Emmis Communications Corporation, Entercom Communications Corporation, JC Decaux S.A. and Lamar

Advertising Company, which we refer to as the selected companies. The following table presents the estimated one-year forward EBITDA multiples that Goldman Sachs calculated for the selected companies:

	Estimated
	One-Year Forward
	EBITDA Multiple
	as of May 9, 2008

CBS Corporation	6.7	x
Citadel Broadcasting Corporation	8.4	x
Cox Radio, Inc.	8.9	x
Cumulus Media Inc.	7.2	x
Emmis Communications Corporation	9.6	x
Entercom Communications Corporation	7.3	x
J.C. Decaux S.A.	9.6	x
Lamar Advertising Company	12.0	x

Goldman Sachs made customary financial adjustments to calculate the foregoing EBITDA multiples utilizing publicly available research analysts’ estimates of EBITDA including adjustments to reflect estimated trading values implied primarily by EBITDA-generating assets by removing (i) non-recurring tax assets and (ii) non-consolidated assets, where applicable. Goldman Sachs also adjusted the foregoing EBITDA multiples to reflect the impact of publicly announced acquisitions and divestitures, where applicable.

Goldman Sachs then discounted those values and the value of any dividends to be paid up to the date of the future share price to May 11, 2008, using a discount rate of 9.5%. The discount rate used by Goldman Sachs in this analysis was derived by Goldman Sachs based on Clear Channel’s estimated cost of equity, because this analysis measures value based on Clear Channel’s hypothetical future stock price. This analysis resulted in a range of illustrative values per share of Clear Channel common stock of $27.41 to $38.09.

The indicative values in this analysis were lower than the indicative values resulting from the present value of future stock price analysis delivered by Goldman Sachs to the board of directors of Clear Channel in connection with Goldman Sachs’ prior opinion dated May 17, 2007 primarily as a result of lower estimated one-year forward EBITDA multiples used in the analysis. Estimated EBITDA multiples for Clear Channel were lowered because of decreases in the trading multiples of the selected companies.

Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis using the Management Forecasts in order to determine a range of implied present values per share of Clear Channel common stock based on Management’s projection of Clear Channel’s cash flow. All cash flows were discounted to May 11, 2008, and terminal values were based upon perpetuity growth rates for cash flows in the year 2013 and beyond. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied discount rates ranging from 8.25% to 9.25% to the projected unlevered free cash flows of Clear Channel for the remainder of 2008 and calendar years 2009 to 2012. The range of discount rates used by Goldman Sachs in this analysis was derived by Goldman Sachs based on an assumed weighted average cost of capital of approximately 8.75% that reflects the mix of debt and equity in Clear Channel’s capital structure as of May 9, 2008 and a deviation of 0.5% above and below the assumed weighted average cost of capital to adjust for potential variances over time in volatility, risk free rate, cost of debt and other factors that affect the calculation of assumed weighted average cost of capital. Goldman Sachs used an assumed weighted average cost of capital to determine the range of discount rates in this analysis because this analysis measures estimated cash flows available to both debt and equity. Goldman Sachs also applied perpetuity growth rates ranging from 1.75% to 2.75%. The range of perpetuity growth rates used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing its professional judgment and experience. This analysis resulted in a range of illustrative values per share of Clear Channel common stock of $26.01 to $37.59.

The indicative values in this analysis were lower than the indicative values resulting from the discounted cash flow analysis delivered by Goldman Sachs to the board of directors of Clear Channel in connection with Goldman

Sachs’ prior opinion dated May 17, 2007 primarily as a result of lower projected cash flows in the Management Forecasts and a higher discount rate resulting from a more recent calculation of the weighted average cost of capital.

Sum-of-the-Parts Analysis

Goldman Sachs performed illustrative sum-of-the-parts analyses on Clear Channel using the Management Forecasts. The purpose of these analyses is to derive illustrative indications of the value that may be made available to shareholders from the hypothetical separation of portions of Clear Channel’s business through a combination of various spin-offs and asset sales as well as additional leverage upon Clear Channel. In the illustrative sum-of-the-parts analysis, Goldman Sachs calculated illustrative per share value indications for Clear Channel assuming a spin-off of Clear Channel Outdoor on December 31, 2008 and asset sales by Clear Channel.

As part of the illustrative sum-of-the-parts analysis, Goldman Sachs made the following assumptions: (i) a spin-off of Clear Channel Outdoor closing on December 31, 2008, (ii) the use of proceeds from the sale of television and non-core radio assets and proceeds from inter-company debt repayments and/or new debt financings to finance a special dividend to shareholders of Clear Channel in the range of $0.6 to $5.2 billion, or $1.20 to $10.53 per share, and (iii) an annual recurring dividend of $0.75 per share by Clear Channel following the spin-off. The theoretical post spin-off illustrative values of Clear Channel Outdoor shares were based upon estimated enterprise value to 2008 estimated EBITDA multiples of 10.0x to 12.0x. The range of EBITDA multiples was derived by Goldman Sachs based on then current year EBITDA multiples of CBS Corporation, JC Decaux S.A. and Lamar Advertising Company. The theoretical post spin-off trading values of shares of Clear Channel common stock were based upon estimated enterprise value to 2008 estimated EBITDA multiples of 6.0x to 8.0x and the Management Forecasts after giving effect to the spin-off of Clear Channel Outdoor. The range of EBITDA multiples was derived by Goldman Sachs based on then current year EBITDA multiples of CBS Corporation, Citadel Broadcasting Corporation, Cox Radio, Inc., Cumulus Media Inc., Emmis Communications Corporation and Entercom Communications Corporation. Goldman Sachs then calculated the implied per share future equity values for Clear Channel Outdoor, the special dividend and Clear Channel following the spin-off of Clear Channel Outdoor and then discounted those values to May 11, 2008, using a discount rate of 9.5%. The discount rate used by Goldman Sachs in this analysis was derived by Goldman Sachs based on Clear Channel’s estimated cost of equity. Goldman Sachs used estimated cost of equity to determine the discount rate in this analysis because this analysis measures value based on Clear Channel’s hypothetical future stock price. This analysis resulted in a range of illustrative values per share of Clear Channel common stock of $27.32 to $35.92, inclusive of the values of Clear Channel Outdoor and Clear Channel following the spin-off of Clear Channel Outdoor and the amount of the special dividend.

The indicative values in this analysis were lower than the indicative values resulting from the sum-of-the parts analyses delivered by Goldman Sachs to the board of directors of Clear Channel in connection with Goldman Sachs’ prior opinion dated May 17, 2007 primarily as a result of lower estimated EBITDA multiples for Clear Channel Outdoor and Clear Channel following the spin-off. Estimated EBITDA multiples for Clear Channel Outdoor and Clear Channel were lowered because of decreases in the trading multiples of the selected companies.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Clear Channel, Clear Channel Outdoor or the contemplated merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Clear Channel’s board of directors as to the fairness from a financial point of view of the cash consideration of $36.00 per Public Share that holders of Public Shares can elect to receive pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, future results may be materially different from those forecasts.

The cash consideration of $36.00 per Public Share was determined through arms-length negotiations between Clear Channel, on the one hand, and the Sponsors, on the other hand, and was unanimously approved by Clear Channel’s board of directors. Goldman Sachs provided advice to Clear Channel’s board of directors during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Clear Channel, its board of directors or the special advisory committee of its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to Clear Channel’s board of directors was one of many factors taken into consideration by Clear Channel’s board of directors in making its determination to approve the merger agreement (See “The Merger — Reasons for the Merger” in this proxy statement/prospectus). The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex G to this proxy statement/prospectus.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to Clear Channel in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. In addition, Goldman Sachs has provided and is currently providing certain investment banking and other financial services to Clear Channel and its affiliates, including having acted as global coordinator and senior bookrunning manager in connection with the initial public offering of 35,000,000 shares of class A common stock of Clear Channel Outdoor in November 2005, as financial advisor to Clear Channel in connection with the spin-off of Live Nation, Inc., a former subsidiary of Clear Channel, in December 2005 and as financial advisor to Clear Channel in connection with the sale of Clear Channel’s television assets in March 2008. In addition, at the request of the board of directors of Clear Channel, Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs, made available a financing package to the Sponsors in connection with the original merger agreement that was entered into in November 2006. In connection with the above-described investment banking services for Clear Channel, during the past two years Goldman Sachs has received aggregate fees of approximately $5.4 million.

Goldman Sachs has provided and is currently providing certain investment banking and other financial services to THL Partners and its affiliates and portfolio companies, including having acted as financial advisor to Houghton Mifflin Holding Company, Inc., a former portfolio company of THL Partners, in connection with its sale in December 2006, as joint lead arranger and joint bookrunner in connection with senior secured credit facilities (aggregate principal amount $5,000,000,000) in connection with the acquisition of Aramark Corporation by THL Partners acting together with a consortium of private equity companies and management in January 2007 and as joint lead arranger and joint bookrunner in connection with senior secured credit facilities (aggregate principal amount $1,600,000,000) of Spectrum Brands, Inc., a portfolio company of THL Partners, in April 2007. In connection with the above-described investment banking services for THL Partners and its affiliates and portfolio companies, during the past two years Goldman Sachs has received aggregate fees of approximately $73.0 million from THL Partners and its affiliates and portfolio companies.

Goldman Sachs has provided and is currently providing certain investment banking and other financial services to Bain and its affiliates and portfolio companies, including having acted as lead arranger in connection with the leveraged recapitalization of Brenntag AG, a former portfolio company of Bain (“Brenntag”), in January 2006, as co-financial advisor to Brenntag in connection with its sale in September 2006 and as financial advisor to Houghton Mifflin Holding Company, Inc., a former portfolio company of Bain, in connection with its sale in December 2006; and having entered into financing commitments to provide financing to an affiliate of Bain in connection with its acquisition of Bright Horizons Family Solutions, Inc. in January 2008. In connection with the above-described investment banking services for Bain and its affiliates and portfolio companies, during the past two years Goldman Sachs has received aggregate fees of approximately $58.3 million from Bain and its affiliates and portfolio companies.

Goldman Sachs may also provide investment banking and other financial services to Clear Channel and its affiliates and each of the Sponsors and their respective affiliates and portfolio companies in the future. In connection with such services Goldman Sachs may receive compensation.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may provide such services to Clear Channel and its affiliates and each of the Sponsors and their respective affiliates and portfolio companies, may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Clear Channel and the respective affiliates and portfolio companies of each of the Sponsors for their own account and for the accounts of their customers. Affiliates of Goldman Sachs have co-invested with each of the Sponsors and their respective affiliates from time to time and such affiliates of Goldman Sachs have invested and may invest in the future in limited partnership units of affiliates of each of the Sponsors.

The board of directors of Clear Channel selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated September 18, 2006, Clear Channel engaged Goldman Sachs to act as its financial advisor in connection with its consideration of a range of strategic alternatives. Pursuant to the terms of this engagement letter, Clear Channel has agreed to pay Goldman Sachs a transaction fee equal to approximately $31 million, of which $15 million was paid upon signing of the definitive agreement and approximately $16 million of which is contingent upon consummation of the merger. Clear Channel has also agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material United States federal income tax consequences of the merger to U.S. holders (as defined below). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. This discussion assumes that the merger will be completed in accordance with the terms of the merger agreement. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) as to the United States federal income tax consequences of the merger, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a share of Clear Channel common stock that is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if, in general, the trust is subject to the supervision of a court within the United States, and one or more U.S. persons have the authority to control all significant decisions of the trust.

This discussion only addresses U.S. holders who hold shares of Clear Channel common stock as capital assets within the meaning of Section 1221 the Code.

This discussion, which represents the opinion of Ropes & Gray LLP, does not purport to be a complete analysis of all potential tax effects of the merger, and, in particular, does not address U.S. federal income tax considerations applicable to shareholders subject to special treatment under U.S. federal income tax law (including, for example, non-U.S. holders, brokers or dealers in securities, financial institutions, mutual funds, insurance companies, tax-exempt entities, holders who hold Clear Channel common stock as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy, holders who acquired Clear Channel common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, holders exercising dissenters’ rights, holders that are partnerships or other pass-through entities or investors in partnerships or other pass-through entities and U.S. holders liable for the alternative minimum tax). In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the merger (whether or not such transactions occur in connection with the merger), including, without limitation, any exercise of an option or the acquisition or disposition of shares of Clear Channel common stock other than pursuant to the merger. Also, this discussion does not address U.S. federal income tax considerations applicable to holders of options or warrants to purchase Clear Channel common stock, or holders of debt instruments convertible into Clear Channel common stock. No information is provided herein with respect to the tax consequences of the merger under applicable state, local or non-U.S. laws, or under any proposed Treasury regulations that have not taken effect as of the date of this proxy statement/prospectus.

HOLDERS OF CLEAR CHANNEL COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

Material United States Federal Income Tax Consequences to U.S. Holders

To the extent that Stock Elections are made for more than 30% of the total shares of common stock of Holdings, those elections will be cut back. Conversely, in certain circumstances, Holdings may elect to pay Additional Equity Consideration in lieu of a portion of the Cash Consideration. At the time, therefore, that a U.S. holder makes an election to receive Holdings Class A common stock, cash, or a combination of the two, such holder will not know the mix of consideration to be received. The U.S. federal income tax consequences to a U.S. holder will vary depending on such mix.

In the opinion of Ropes & Gray LLP, the material United States federal income tax consequences to U.S. holders will be as follows:

Exchange of Clear Channel Common Stock Solely For Cash.  A U.S. holder who exchanges Clear Channel common stock solely for cash will recognize capital gain or loss equal to the difference between the amount of cash received and such holder’s tax basis in the shares of Clear Channel common stock surrendered therefor. Such gain or loss will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for such Clear Channel common stock is more than one year.

Exchange of Clear Channel Common Stock Solely for Holdings Common Stock.  A U.S. holder who exchanges Clear Channel common stock solely for Holdings Class A common stock will not recognize any gain or loss upon the exchange, except to the extent that cash is received instead of fractional shares. Such holder will have a tax basis in the Holdings Class A common stock received equal to the tax basis of Clear Channel common stock surrendered therefor (excluding any tax basis allocated to fractional shares). The holding period for the Holdings Class A common stock received in the exchange will include the holder’s holding period for Clear Channel common stock surrendered therefor.

Exchange of Clear Channel Common Stock for a Combination of Holdings Common Stock and Cash.  A U.S. holder who exchanges Clear Channel common stock for a combination of Holdings Class A common stock and cash will be treated as having disposed of such holder’s shares of Clear Channel common stock in two separate transactions — a transfer to Clear Channel of a portion of such holder’s Clear Channel common stock solely in exchange for cash, which we will refer to in this proxy statement/prospectus as the “Deemed Redemption,” and a transfer to Holdings of the balance of such holder’s Clear Channel common stock in exchange for cash and Holdings Class A common stock, which we will refer to in this proxy statement/prospectus as the “Deemed Exchange”.

The relative number of shares of Clear Channel common stock disposed of by a U.S. holder in the Deemed Redemption and the Deemed Exchange, respectively, will depend on the number of shares of Holdings Class A common stock received by such holder in the merger and the extent to which the cash consideration in the merger is attributable to equity financing provided to Holdings by the Sponsors or debt financing that Clear Channel will be obligated to repay. Consistent with the characterization as a Deemed Redemption and a Deemed Exchange, a U.S. holder will be required to bifurcate the cash received in the merger with respect to the Clear Channel common stock between two categories: (a) the amount of such cash that is attributable to debt financing that Clear Channel will be obligated to repay, which we will refer to in this proxy statement/prospectus as “Clear Channel Cash” and (b) the amount of such cash that is attributable to equity financing provided to Holdings by the Sponsors, which we will refer to in this proxy statement/prospectus as “Sponsor Cash”. The allocation of the total cash consideration received in the merger by a U.S. holder between Clear Channel Cash and Sponsor Cash is discussed below. The percentage of such total cash consideration that is Clear Channel Cash and the percentage of such total cash consideration that is Sponsor Cash will be the same for each U.S. holder.

Deemed Redemption.  The Clear Channel Cash portion of the total cash received by a U.S. holder in the merger with respect to Clear Channel common stock will be treated as received in the Deemed Redemption. Such U.S. holder will be treated as recognizing taxable gain or loss equal to the difference between the amount of the Clear Channel Cash that such holder receives and such holder’s allocable tax basis in the Clear Channel common stock transferred in the Deemed Redemption. The Clear Channel Cash received by a U.S. holder will be equal to the total cash received by such holder in the merger with respect to Clear Channel common stock multiplied by a fraction, the numerator of which will be the amount of Clear Channel Cash received by all holders in the merger and the denominator of which will be the total cash received by all holders in the merger with respect to Clear Channel common stock. This fraction cannot be computed accurately until after the effective time of the merger. Clear Channel intends to report its computation of such fraction to the holders as supplemental information to the IRS Form 1099-B, or other appropriate information reporting. With respect to any U.S. holder, the number of shares of Clear Channel common stock treated as redeemed by Clear Channel in the Deemed Redemption will equal the Clear Channel Cash received by such holder divided by the per share Cash Consideration.

Any gain recognized on the Deemed Redemption by such U.S. holder will be treated as capital gain. Any gain that is treated as capital gain will be long-term capital gain if such holder has the held the Clear Channel common stock deemed surrendered in the Deemed Redemption for more than one year as of the effective time of the merger.

Deemed Exchange.  Any shares of Clear Channel common stock of a U.S. holder that are not treated as redeemed pursuant to the Deemed Redemption will be treated as exchanged for Holdings Class A common stock and Sponsor Cash in the Deemed Exchange.

A U.S. holder will not recognize any loss on the Deemed Exchange and will recognize gain, if any, on the Deemed Exchange equal to the lesser of:

•	the amount of Sponsor Cash received and

•	the gain realized on the Deemed Exchange, which will be equal to the excess of (i) the sum of the fair market value of the Holdings Class A common stock and the Sponsor Cash received by such U.S. holder over (ii) such holder’s tax basis in Clear Channel common stock surrendered in the Deemed Exchange.

The Sponsor Cash will be equal to the total cash received by such U.S. holder in the merger with respect to Clear Channel common stock multiplied by a fraction, the numerator of which is the amount of Sponsor Cash received by all holders in the merger and the denominator of which is the total cash received by all holders in the merger with respect to Clear Channel common stock. This fraction cannot be computed accurately until after the effective time of the merger. Clear Channel intends to report its computation of such fraction to the holders as supplemental information to the IRS Form 1099-B, or other appropriate information reporting.

As indicated above, a U.S. holder that is deemed to exchange Clear Channel common stock held at a loss for Class A common stock of Holdings and Sponsor Cash will not recognize that loss for federal income tax purposes. Moreover, such a U.S. holder will be deemed for federal income tax purposes to have exchanged more shares of Clear Channel common stock for Class A common stock of Holdings and cash than the actual number of such U.S. holder’s shares of Clear Channel common stock that are accepted in the merger in exchange for Class A common stock of Holdings. This is because, in addition to actually exchanging Clear Channel common stock for Class A common stock of Holdings, such U.S. holder will be deemed to have exchanged Clear Channel common stock for such U.S. holder’s pro rata share of the cash merger consideration attributable to the equity financing provided by the Sponsors to Holdings. See “Financing” beginning on page 124 of this proxy statement/prospectus. Thus, such U.S. holder will be unable to recognize a loss for federal income tax purposes not only on such U.S. holder’s Clear Channel common stock actually exchanged for Class A common stock of Holdings, but also on such U.S. holder’s Clear Channel common stock that is deemed exchanged for cash attributable to the equity financing provided by the Sponsors to Holdings.

Any gain recognized in Deemed Exchange by such U.S. holder will be treated as capital gain. Any gain that is treated as capital gain will be long-term capital gain if such holder has held the Clear Channel common stock deemed surrendered in the Deemed Exchange for more than one year as of the effective time of the merger.

The aggregate tax basis of the Holdings Class A common stock received by a U.S. holder in the Deemed Exchange will be equal to the U.S. holder’s aggregate tax basis in the Clear Channel common stock surrendered in the Deemed Exchange, decreased by the amount of Sponsor Cash received by the U.S. holder and increased by the amount of gain recognized by the U.S. holder in connection with the Deemed Exchange. The holding period for the Holdings Class A common stock received will include the holding period for the Clear Channel common stock surrendered therefor.

Possible Collapse of Deemed Redemption into Deemed Exchange by the Internal Revenue Service.  As indicated above, in the opinion of Ropes & Gray LLP, the Deemed Redemption and the Deemed Exchange will be recognized as separate transactions. There is a slight possibility that the IRS might take the position that the Deemed Redemption should not be recognized as a separate transaction from the Deemed Exchange, with the result that U.S. holders should be treated as having contributed all of their Clear Channel common stock to Holdings in exchange for cash and Holdings Class A common stock. Such a position, however, would be contrary to the vast bulk of relevant IRS authority. If this matter were ever fully litigated, in the opinion of Ropes & Gray LLP, a court would conclude that the Deemed Redemption is taxable as a separate transaction for United States federal income tax purposes. In the unlikely event that the IRS were to take, and prevail on, the position that the Deemed Redemption should not be recognized as a separate transaction, a U.S. holder would not be permitted to recognize any taxable loss as a result of the merger, and would be required to recognize a taxable gain equal to the lesser of (x) the cash that such holder received in the merger, and (y) the excess, if any, of the fair market value of the Holdings Class A common stock and the cash received in the merger over such U.S. holder’s tax basis in the shares of Clear Channel common stock surrendered in the merger. As a result, a U.S. holder might recognize more taxable gain in connection with the merger.

Information on the Merger to Be Filed with Clear Channel Shareholders’ Returns.  A U.S. holder who receives Holdings Class A common stock, and following the effective time of the merger owns Holdings Class A common stock representing at least 5% of the total combined voting power or value of the total outstanding Holdings Class A common stock, will be required to attach to such U.S. holder’s U.S. federal income tax return for the year in which the merger is consummated, and maintain a permanent record of, a complete statement that contains the information listed in Treasury Regulation Section 1.351 — 3T. Such statement must include such U.S. holder’s aggregate fair market value and tax basis in such U.S. holder’s Clear Channel common stock surrendered in the exchange.

Information Reporting and Backup Withholding.  Payments of cash pursuant to the merger will be subject to information reporting and backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) the recipient provides correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

A U.S. holder who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s United States federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. The discussion set forth above, while based upon the reasoned judgment of counsel, addresses legal issues with respect to which there is uncertainty. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local, or foreign income or other tax consequences to you of the merger.

ACCOUNTING TREATMENT OF TRANSACTION

We expect that the merger will be accounted for as a purchase in conformity with Statement of Financial Accounting Standards No. 141, Business Combinations and Emerging Issues Task Force Issue 88-16, Basis in Leveraged Buyout Transactions. As a result of the potential continuing ownership of certain members of management and the potential continuing ownership of large shareholders, Clear Channel expects to allocate a portion of the purchase price to the assets and liabilities at their respective fair values with the remaining portion recorded at the continuing shareholders’ historical basis. Any residual amount will be recorded as goodwill.

REGULATORY APPROVALS

Hart-Scott-Rodino

Under the HSR Act and the rules promulgated thereunder, Clear Channel cannot complete the merger until it notifies and furnishes information to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice, and specified waiting period requirements are satisfied. Clear Channel notified and furnished the required information to the FTC and the Antitrust Division of the U.S. Department of Justice. Clear Channel agreed with the Antitrust Division of the U.S. Department of Justice to enter into a Final Judgment and Hold Separate Agreement in accordance with and subject to the Tunney Act, which provided for Antitrust Division of the U.S. Department of Justice approval of the merger on the condition that Clear Channel divests certain radio stations. The waiting period under the HSR Act expired on February 13, 2008.

FCC Regulations

Under the Communications Act, Clear Channel and the Fincos may not complete the merger unless they have first obtained the FCC Consent. FCC approval is sought through the filing of applications with the FCC, which are subject to public comment and objections from third parties. Pursuant to the merger agreement, the parties filed on December 12, 2006 the applications to transfer control of Clear Channel’s FCC licenses to affiliates of the Fincos. On January 24, 2008, the FCC approved the applications to transfer Clear Channel. The FCC consent to transfer Clear Channel is subject to certain conditions which Clear Channel and the Sponsors will satisfy, or will cause to be satisfied, prior to the consummation of the merger. The FCC consents to the transfer of control of Clear Channel remain in effect as granted or as extended. The FCC grants extensions of authority to consummate previously approved transfers of control either by right or for good cause shown. We anticipate that the FCC will grant any necessary extensions of the effective period of the previously issued consents for consummation of the transfer.

Other

The merger is also subject to review by governmental authorities of various other jurisdictions under the antitrust, communication and investment review laws of those jurisdictions, and all necessary consents have been obtained.

There are no remaining regulatory approvals needed to close the transaction.

STOCK EXCHANGE LISTING

Following the consummation of the merger, shares of Holdings Class A common stock will not be listed on a national securities exchange. It is anticipated that, following the merger, the shares of Holdings Class A common stock will be quoted on the Over-the-Counter Bulletin Board.

RESALE OF HOLDINGS CLASS A COMMON STOCK

The shares of Holdings Class A common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Clear Channel shareholder who may be deemed to be an “affiliate” of Clear Channel or Holdings for purposes of Rule 144 or Rule 145 under the Securities Act.

MERGER RELATED LITIGATION

On March 26, 2008, Merger Sub and the Fincos commenced litigation in the Supreme Court of the State of New York, County of New York, against the Banks, captioned BT Triple Crown Merger Co., Inc., et al., v. Citigroup Global Markets Inc., et al., Index No. 08/600899 (the “New York Action”). The complaint in that action alleged breach of contract and other state-law causes of action arising from the Banks’ alleged failure to provide committed financing in support of the proposed transaction. The Banks asserted various counterclaims against Merger Sub, the Fincos, Clear Channel and Holdings seeking declaratory relief, which we refer to as the “New York Counterclaim Action.” The New York Supreme Court denied motions to dismiss the action and granted the plaintiffs’ motion for an expedited trial. The trial began on May 13, 2008 but was adjourned by order of the Court after one day of testimony after the parties in the action notified the Court that Clear Channel, Merger Sub, the Fincos, Holdings and CCC IV had entered a settlement agreement with the Banks pursuant to which they settled this action together with a related action pending the State of Texas (described more fully below). On May 27, 2008, the New York Supreme Court entered a stipulation of dismissal submitted by the parties and dismissed the New York Action. For details concerning the Settlement Agreement, see “Settlement and Escrow Agreements.”

In Clear Channel Communications, Inc., and CC Media Holdings, Inc. v. Citigroup Global Markets, Inc.; Citicorp USA, Inc.; Citicorp North America, Inc.; Morgan Stanley Senior Funding, Inc.; Credit Suisse Securities USA, LLC; RBS Securities Corporation; Wachovia Investment Holdings, LLC; and Wachovia Capital Markets, LLC; Cause No. 2008-CI-04864 (the “Texas Action”) in the 225th Judicial District Court of Bexar County, Texas (filed March 26, 2008), Clear Channel and its co-plaintiff, Holdings, asserted a claim of tortious interference against each of the defendants based upon allegations that the defendants intentionally interfered with the merger agreement, as in effect prior to Amendment No. 3, in an effort to prevent Clear Channel, Merger Sub, the Fincos and Holdings from consummating the merger. Clear Channel sought an injunction prohibiting the defendants from engaging in the specified acts of interference and, alternatively, damages. A single issue relating to the forum in which the lawsuit was filed was appealed to the Texas Supreme Court. Trial on all other issues was scheduled for June 2, 2008. However, pursuant to the Settlement Agreement, all litigation efforts and proceedings, including the appeal, were stayed pending satisfaction of the conditions set forth in the Settlement Agreement. On May 22, 2008, Clear Channel, Holdings and the Banks filed a notice of nonsuit and on May 29, 2008, the District Court entered a final order of dismissal, dismissing with prejudice all of their claims in the Texas Action. The parties have agreed to dismiss as moot the appeal currently before the Texas Supreme Court.

The Settlement Agreement provides that each of the parties to the Escrow Agreement will make their respective funding obligations under the Escrow Agreement on or before May 28, 2008 (or, in the case of a Bank Escrow Party, on or before May 22, 2008). The Escrow Agent confirmed receipt of the entire Bank Escrow Amount on May 22, 2008 and all other amounts required to be delivered under the Escrow Agreement, including the entire Buyer Escrow Amount, on May 28, 2008.

We are aware of eight putative class action complaints that were filed in the District Court of Bexar County, Texas, in connection with the merger. Of these putative class action complaints, the following three have been dismissed: Murphy v Clear Channel Communications, Inc., et al., No. 2006CI17647 (filed November 16, 2006),

Manson v. Clear Channel Communications, Inc., et al., No. 2006CI17656 (filed November 16, 2006), and Metzler Investment GmbH v. Clear Channel Communications, Inc., et al., No. 2006CI18067 (filed November 28, 2006).

The remaining five actions — Teitelbaum v. Clear Channel Communications, Inc., et al., No. 2006CI17492 (filed November 14, 2006), City of St. Clair Shores Police and Fire Retirement System v. Clear Channel Communications, Inc., et al., No. 2006CI17660 (filed November 16, 2006), Levy Investments, Ltd. v. Clear Channel Communications, Inc., et al., No. 2006CI17669 (filed November 16, 2006), DD Equity Partners LLC v. Clear Channel Communications, Inc., et al., No. 2006CI7914 (filed November 22, 2006), and Pioneer Investments Kapitalanlagegesellschaft MBH v. Clear Channel Communications, Inc., et al., No. 2006CI18542 (filed December 7, 2006) — have been consolidated for pretrial purposes only into one proceeding (the “Consolidated Class Action”), captioned In re Clear Channel Communications, Inc. Shareholders Litigation, Cause No. 2006-CI-17492. The Second Amended Complaint currently pending in the Consolidated Class Action alleges that Clear Channel and its directors breached their fiduciary duties in connection with the proposed merger and in connection with the disclosures in the merger proxy statement. The complaint also alleges that Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. aided and abetted those breaches of fiduciary duty. The complaint seeks damages and an order enjoining the defendants from completing the proposed transaction. On October 22, 2007, the plaintiffs in the Consolidated Class Action filed a Motion to Determine Fees and Expenses. The motion asks the Court to award them $7,345,463 in attorneys fees and $229,731.93 for expenses. A hearing on the motion was scheduled for November 21, 2007. The setting was eventually dropped, and no action was taken by the Court on plaintiffs’ request for attorneys’ fees and expenses. No hearings are scheduled.

In addition to the actions described above, we are aware of two shareholder derivative complaints naming Clear Channel and its directors as defendants. The first action, also filed in the District Court of Bexar County, Texas, Rauch v. Clear Channel Communications, Inc., et al., No. 2006CI17436 (filed November 22, 2006) alleges breach of fiduciary duties, abuse of control, gross mismanagement, and waste of corporate assets by the defendants. On May 23, 2008, plaintiffs in the Rauch action filed a fourth amended petition against the same defendants, adding allegations of breach of fiduciary duties, abuse of control, gross mismanagement and waste of corporate assets by the defendants in connection with the board of directors’ decision to approve the revised terms of the transaction arising out of the settlement of the Actions. The complaint seeks an order declaring the employment agreements with Messrs. L. Lowry Mays, Mark P. Mays, and Randall T. Mays unenforceable or rescinding them, declaring the merger agreement unenforceable and rescinding it, directing the defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Clear Channel and its shareholders, imposing a constructive trust upon any benefits improperly received by the defendants, and directing the payment of plaintiff’s costs and fees. The Rauch litigation has been consolidated with the five putative class action complaints described above for limited pre-trial purposes, but is not set for hearing.

The second action, filed in the United States District Court for the Western District of Texas, Alaska Laborers Employees Retirement Fund v. Clear Channel Communications, Inc., et al., No. SA07CA0042RF (filed January 11, 2007) contains both derivative and class action claims and alleges, among other things, that Clear Channel’s directors violated federal securities laws, breached their fiduciary duties, abused their control of Clear Channel, and grossly mismanaged Clear Channel in connection with the proposed merger. The complaint also alleges that Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. are liable as controlling persons under the federal securities laws and that Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. also aided and abetted Clear Channel’s directors in breaching their fiduciary duties. The Alaska Laborers complaint seeks a determination that class action status is proper, a declaration that the merger agreement was entered into in breach of Clear Channel’s directors’ fiduciary duties, an order enjoining the merger, an order directing that Clear Channel’s directors exercise their fiduciary duties to obtain a transaction that is in the best interests of Clear Channel and its shareholders, and an order imposing a constructive trust upon any benefits improperly received by the defendants, as well as an award of plaintiff’s costs and fees. On or about March 28, 2007, the Court heard argument on defendants’ motion to dismiss the class action and derivative complaint and ordered that Merger Sub, the Fincos and the Sponsors be dismissed from the action.

On January 30, 2007, Pioneer Investments Kapitalanlagegesellschaft mbH (“Pioneer Investments”), located in Munich, Germany and an affiliate of UniCredito Italiona S.p.A. of Milan, Italy, filed a second complaint against Clear Channel and its officers and directors for violations of Section 14(a)-9 of the Securities Exchange Act. The

action Pioneer Investments Kapitalanlagegesellschaft mbH v. Clear Channel Communications, Inc., et al., Case No. SA-007-CA-0997, filed in the United States District Court for the Western District of Texas, San Antonio Division (the “Pioneer Federal Action”), alleges Clear Channel failed to disclose all relevant and material information in the proxy statement mailed to shareholders on February 1, 2007 in connection with the proposed merger. On March 9, 2007, Clear Channel filed a motion to dismiss the Pioneer Federal Action on a number of grounds including the fact that the claims upon which Pioneer Investments seeks relief in federal court are already pending in a consolidated state court class action, of which Pioneer Investments is also a plaintiff. No hearing date has been scheduled for the motion to dismiss. On the order of Judge Royal Furgeson, who is the presiding judge for the Alaska Laborers complaint, the Pioneer Federal Action was transferred to his court.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, including Amendment No. 1, Amendment No. 2 and Amendment No. 3, which are attached to this proxy statement/prospectus as Annex A, Annex B, Annex C and Annex D, respectively, and which are incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to carefully read the merger agreement in its entirety.

The representations, warranties and covenants made by Clear Channel, the Fincos, Holdings and Merger Sub are qualified and subject to important limitations agreed to by Clear Channel, the Fincos, Holdings and Merger Sub in connection with negotiating the terms of the merger agreement. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Clear Channel, the Fincos, Holdings and Merger Sub that may be different from those that are applicable to you.

Effective Time

The effective time of the merger will occur at the later of the time that Clear Channel and the Fincos cause the Articles of Merger to be executed and filed with the Secretary of State of the State of Texas and the Certificate of Merger to be filed with the Secretary of State of the State of Delaware, or such later time as provided in the Articles of Merger and agreed to by the Fincos, Holdings, Merger Sub and Clear Channel. The closing of the merger will occur as soon as practicable, but in no event later than the fifth business day after all of the conditions to the merger set forth in the merger agreement have been satisfied or waived, or such other date as the Fincos, Holdings, Merger Sub and Clear Channel may agree.

Effects of the Merger; Structure

At the effective time of the merger, Merger Sub will merge with and into Clear Channel. The separate existence of Merger Sub will cease, and Clear Channel will survive the merger and continue to exist after the merger as an indirect wholly owned subsidiary of Holdings. Upon completion of the merger, Clear Channel common stock will be converted into the right to receive either the Cash Consideration or the Stock Consideration (subject, in the case of Cash Elections, to partial payment in the form of Additional Equity Consideration as described herein). All of Clear Channel’s and Merger Sub’s properties, rights, privileges, powers and franchises, and all of their claims, obligations, liabilities, debts, and duties, will become those of the surviving corporation. Following completion of the merger, Clear Channel common stock will be delisted from the NYSE, deregistered under the Exchange Act, and no longer publicly traded. The current shareholders of Clear Channel will not participate in any future earnings or growth of Clear Channel and will not benefit from any appreciation in value of Clear Channel following the effective time of the merger, except to the extent that such shareholders receive the Stock Consideration.

Rollover by Shareholders

Under the terms of the merger agreement, the Fincos may allow certain employees of Clear Channel (each, a “Rollover Shareholder”) to convert some or all of the shares of Clear Channel common stock or other equity or convertible securities of Clear Channel held by them (“Rollover Shares”) into equity securities of Holdings in lieu of receiving the applicable portion of the Merger Consideration. Other than with respect to 580,361 shares of Clear Channel common stock held by L. Lowry Mays and LLM Partners, Ltd., the equity securities of Holdings that will be issued in connection with the rollover will not decrease the shares of Holdings Class A common stock available for issuance as Stock Consideration.

Pursuant to the 2008 Letter Agreement each of Messrs. Mark P. Mays and Randall T. Mays have committed to a rollover exchange pursuant to which they will surrender a portion of the equity securities of Clear Channel they own with a value of $10 million ($20 million in the aggregate) in exchange for $10 million worth of the equity securities of Holdings ($20 million in the aggregate) and Mr. L. Lowry Mays has committed to a rollover exchange pursuant to which he will surrender a portion of the equity securities of Clear Channel he owns, with an aggregate value of $25 million, in exchange for $25 million worth of the equity securities of Holdings.

The Fincos and Merger Sub have informed Clear Channel that they anticipate converting approximately 636,667 unvested shares of Clear Channel restricted stock held by management and employees pursuant to the May 2007 grant into restricted stock of Holdings on a one for one basis.

Treatment of Common Stock and Other Securities

Clear Channel Common Stock

At the effective time of the merger, each Public Share issued and outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive, at the election of the holder of record and subject to proration (as more fully described under the headings “Election Procedures” and “Proration Procedures” below), either (A) an amount equal to $36.00 in cash without interest, plus the Additional Per Share Consideration, if any (the “Cash Consideration”) or (B) one validly issued, fully paid and non assessable share of Holdings Class A common stock (valued at $36.00 per share based on the cash purchase price to be paid by investors that buy Holdings common stock for cash in connection with the closing of the merger), plus the Additional Per Share Consideration, if any, payable in cash (the “Stock Consideration”). The following shares, which shares are deemed not to be Public Shares for these purposes, will not be converted into the right to receive the consideration described in the preceding sentence:

•	shares of Clear Channel common stock held in Clear Channel’s treasury or owned by Merger Sub or Holdings immediately prior to the effective time of the merger, which shares will automatically be canceled, retired and will cease to exist without conversion or consideration;

•	shares of Clear Channel common stock held by shareholders who do not vote in favor of approval and adoption of the merger agreement and who have properly demanded and perfected their appraisal rights in accordance with Texas law, which shares will be entitled to only such rights as are granted by Texas law; and

•	Rollover Shares.

Holdings has the right to reduce the $36.00 per share of cash payable to Clear Channel shareholders who elect to receive Cash Consideration by an amount equal to the Additional Equity Consideration, which will be paid in the form of a fraction of a share of Holdings common stock, in the event that Holdings determines that the total Uses of Funds exceeds the total Sources of Funds as of the closing of the merger. For the purposes of the merger agreement, “Additional Equity Consideration” means an amount equal to the lesser of (1) $1.00 or (2) a fraction equal to (A) the positive difference between (i) the aggregate amount of funds that Holdings determines are needed for the merger, merger-related expenses, and Clear Channel’s cash requirements and (ii) the sources of funds available to Merger Sub from borrowings, equity contributions, Stock Consideration and Clear Channel’s available cash, divided by (B) the total number of Public Shares that will receive the Cash Consideration.

Each Public Share, when converted into Stock Consideration or Cash Consideration (including the Additional Equity Consideration, if applicable), will automatically be canceled, and will cease to exist. After the effective time of the merger, each outstanding stock certificate or book-entry share representing shares of Clear Channel common stock converted in the merger will represent only the right to receive such merger consideration with respect to each such Public Share.

The term “Additional Per Share Consideration” means an additional amount of cash consideration for each share of Clear Channel common stock, calculated in the following manner:

•	If the merger is completed after November 1, 2008, but on or before December 1, 2008, the pro rata portion, based upon the number of days elapsed since November 1, 2008 (including November 1, 2008), of $36.00 multiplied by 4.5% per annum; plus

•	If the merger is completed after December 1, 2008, the pro rata portion, based on the number of days elapsed since December 1, 2008 (including December 1, 2008), of $36.00 multiplied by 6% per annum.

The Additional Per Share Consideration will be paid to all Clear Channel shareholders if the merger is completed after November 1, 2008, regardless of whether they elect Stock Consideration or Cash Consideration.

Clear Channel Stock Options

Prior to the Election Deadline, except as otherwise agreed by the Fincos, Holdings and a holder of Clear Channel stock options, each holder of an outstanding Clear Channel stock option that remains outstanding and unexercised prior to the Election Form Record Date (as defined below), whether vested or unvested may irrevocably elect to convert such option (on a net share basis) into Net Electing Option Share(s) and further elect to receive the Stock Consideration for such Net Electing Option Share(s) (subject to proration) as more fully described below under the headings “Election Procedures” and “Proration Procedures”). If a holder of Clear Channel stock options does not make a valid election to convert such options into Net Electing Option Shares and a valid Stock Consideration election (each as described below), then such Clear Channel stock option, whether vested or unvested, will automatically become fully vested and convert into the right at the effective time of the merger to receive a cash payment (without interest and less applicable withholding taxes) calculated as follows: the product of (i) the excess, if any, of the Cash Consideration plus any Additional Per Share Consideration over the exercise price per share of Clear Channel stock option and (ii) the number of shares of Clear Channel common stock issuable upon exercise of such Clear Channel stock option (the “Option Payment”). As of the effective time of the merger, subject to certain exceptions, Clear Channel stock options will no longer be outstanding and will automatically cease to exist, and the holders thereof will no longer have any rights with respect to such Clear Channel stock options, except the right to receive the Merger Consideration or cash payment described above.

Clear Channel Restricted Stock

As of the effective time of the merger, except as otherwise agreed by the Fincos and a holder of shares of Clear Channel restricted stock, each share of Clear Channel restricted stock that remains outstanding as of the effective time of the merger, whether vested or unvested, will automatically become fully vested and become free of restriction and will be cancelled and converted into the right to receive, at the election of the holder of record thereof, the Cash Consideration or the Stock Consideration at the election of the holder of record and subject to proration (as more fully described under the headings “Election Procedures” and “Proration Procedures” below). Except as otherwise agreed by the Fincos, Holdings, Clear Channel and a holder of Clear Channel restricted stock, any holder of restricted shares of Clear Channel common stock who would like to make a Stock Election with respect to such shares, must do so prior to the Election Deadline using the procedures described below. The Fincos and Merger Sub have informed Clear Channel that they anticipate converting approximately 636,667 unvested shares of Clear Channel restricted stock held by management and employees pursuant to the May 2007 grant into restricted stock of Holdings on a one for one basis. Such unvested shares of restricted stock will be treated as Rollover Shares.

Election Procedures

Each holder of Public Shares who is a holder as of the record date for the Shareholders’ Meeting (the “Election Form Record Date”) is entitled to make an election to receive either the Cash Consideration (a “Cash Election”) or the Stock Consideration (a “Stock Election”) with respect to all Public Shares held on the Election Form Record Date. Any Stock Elections made prior to May 13, 2008, have been voided and cancelled and all letters of transmittal delivered prior to May 13, 2008, have been cancelled and no longer have any effect. Holdings and Merger Sub have instructed the paying agent to return all physical stock certificates of Public Shares and letters of transmittal with respect to book entry shares received by the paying agent prior to May 13, 2008.

You will be required to deliver a letter of transmittal together with stock certificates or book-entry shares evidencing all of the shares for which you make a Stock Election prior to the Election Deadline. For purposes of the merger agreement, a holder of Public Shares who does not make a valid election prior to the Election Deadline, including any failure to return the form of election prior to the Election Deadline, any revocation of a form of election or any failure to properly complete the form of election, or any failure to submit a letter of transmittal (including stock certificates or book-entry shares) will be deemed to have elected to receive the Cash Consideration for each Public Share. Holdings may, in its sole discretion reject all or any part of a Stock Election made by a non-U.S. person, if Holdings determines that the rejection would be reasonable in light of the requirements of Article VIII, Section 6 of Clear Channel’s by-laws or Article X of Holdings’ third amended and restated certificate of incorporation or such rejection is otherwise advisable to facilitate compliance with FCC restrictions on foreign ownership. In the event that a Stock Election or portion of a Stock Election is rejected then the holder making the rejected Stock Election will be deemed to have made a Cash Election with respect to the holder’s shares of Clear Channel common stock subject to the rejected Stock Election.

Each person who holds Clear Channel stock options on the Election Form Record Date is also entitled to make a Stock Election with respect to any Net Electing Option Share held by such holder by submitting a form of election specifying (i) the number of Clear Channel stock options that the holder irrevocably commits to exercise immediately prior to the effective time of the merger and (ii) the corresponding number of Net Electing Option Shares that the holder desires to convert into the Stock Consideration (i.e. paying the exercise price using the value of the shares of Clear Channel common stock underlying such Clear Channel stock option) and a letter of transmittal together with a stock option agreement or other evidence of ownership, as applicable. Any holder of Clear Channel stock options who fails to properly submit a form of election and a letter of transmittal together with a stock option agreement or other evidence of ownership, as applicable, on or before the Election Deadline will be deemed to have failed to make an election and such holder’s Clear Channel stock options will be treated as if no Stock Election for the Net Electing Option Shares was made, as described in the section titled “Clear Channel Stock Options” above, and will be converted into the right to receive a cash payment at the effective time of the merger. Any Stock Election with respect to Clear Channel stock options will be subject to the procedures (including with regard to acceptance and rejection) described in the preceding paragraph.

All Stock Elections with respect to Clear Channel common stock and Net Electing Option Shares may be revoked at any time prior to the Election Deadline. If you revoke your Stock Election and withdraw your Public Shares prior to the Election Deadline, the paying agent will return the stock certificates or book-entry shares representing the withdrawn shares to you. From and after the Election Deadline, all Stock Elections will be irrevocable.

Proration Procedures

Pursuant to the merger agreement, the maximum aggregate number of Public Shares and Net Electing Option Shares that may be converted to shares of Holdings Class A common stock pursuant to Stock Elections may not exceed 30% of the total number of shares of capital stock of Holdings outstanding as of the closing date (the “Maximum Stock Election Number”). In the event that the holders elect to convert an aggregate number of Public Shares and Net Electing Option Shares exceeding the Maximum Stock Election Number, each holder who elected to convert Public Shares and/or Net Electing Option Shares into shares of Holdings Class A common stock will receive a pro-rata number of shares of Holdings Class A common stock determined in the following manner:

•	a proration factor will be determined by dividing the Maximum Stock Election Number by the total number of Public Shares and Net Electing Option Shares for which holders have made valid Stock Elections (“Stock Election Shares”); and

•	with respect to each form of election submitted by a record holder of Public Shares and/or Clear Channel stock options, the number of Stock Election Shares will be converted into the right to receive a number of shares of Holdings Class A common stock (plus the Additional Per Share Consideration, if any, which will be paid in cash) equal to the product of (A) the proration factor times (B) the total number of Stock Election Shares reflected on such form of election (the result of such calculation, the “Prorated Shares”); plus

•	the right to receive the Cash Consideration with respect to the Public Shares and Net Electing Option Shares elected to be converted into Holdings Class A common stock which are not converted into shares of Holdings Class A common stock.

Notwithstanding the above proration procedures,

•	if Highfields Management makes a Stock Election with respect to at least the number of Highfields’ Escrow Shares (as defined below), then the number of Highfields’ Prorated Shares shall be equal to the Sponsor Investment Factor (as defined below) multiplied by the Highfields Escrow Shares (but in no event will Highfields’ Prorated Shares be reduced below 6,805,855 shares or exceed 11,111,112 shares), and

•	if the Abrams Investors make a Stock Election with respect to at least the number of Abrams Escrow Shares (as defined below), then the number of Abrams’ Prorated Shares shall be equal to the Sponsor Investment Factor multiplied by the Abrams Escrow Shares (but in no event will Abrams’ Prorated Shares be reduced below 1,666,667 shares or exceed 11,111,112 shares).

For purposes of the foregoing, the term “Sponsor Investment Factor” is defined to mean the fraction, (x) the numerator of which is an amount, expressed in dollars, equal to the total equity investment in Holdings made, directly or indirectly, by all Sponsor Subscribers (as defined in the merger agreement) on or before the closing date of merger and (y) the denominator of which is $2,400,000,000. The Highfields and Abrams Investor Stock Elections will be proportionately reduced to correspond with any reduction of equity investments by the Sponsors and their affiliates and coinvestors.

If pursuant to a single form of election (and after proration, if any), a holder of Public Shares and/or Net Electing Option Shares will receive more than 11,111,112 shares of Holdings Class A common stock (the “Individual Cap”), the number of shares of Holdings Class A common stock to be received by such holder will be reduced to the number of shares equal to the Individual Cap. In addition, the holder will receive Cash Consideration for the number of shares of Public Shares and/or Net Electing Option Shares that are cut back. The number of shares of Public Shares and/or Net Electing Option Shares that are cut back will be reallocated pro rata to holders who have not received the number of shares of Holdings Class A common stock covered by such holders’ valid Stock Elections; provided that such holders have not exceeded their respective Individual Caps. The allocation process will continue until the Maximum Stock Election Number is reached or all holders who have elected Stock Consideration have reached their Individual Cap. Any Public Shares that will not be converted into Stock Consideration as a result of cutback or proration will be converted into Cash Consideration.

If a beneficial holder of Public Shares so elects, that holder may submit a written request to the paying agent prior to the election deadline to have the Individual Cap apply with respect to all Public Shares beneficially owned by that holder and held of record through multiple accounts or record holders, together with other information reasonably requested by the paying agent. In the absence of such request, the Individual Cap will apply, in the case of Public Shares represented by a physical stock certificate, to each holder of record of those Public Shares, and in the case of book entry shares, to each account in which those shares are held on the books of a brokerage firm or other institution that holds Public Shares on behalf of beneficial owners.

Additional Equity Consideration

In certain circumstances, at the election of Holdings, the Cash Consideration may be reduced by the Additional Equity Consideration. The Additional Equity Consideration is an amount equal to the lesser of:

•	$1.00, or

•	a fraction equal to:

•	the positive difference between:

•	the total funds that Holdings determines it needs to fund the Merger, the Merger-related expenses, and Clear Channel’s cash requirements (such funds referred to as “Uses of Funds”), and

•	the sources of funds available to Merger Sub from borrowings, equity contributions, Stock Consideration and Clear Channel’s available cash (such funds referred to as “Sources of Funds”), divided by,

•	the total number of Public Shares that will receive the Cash Consideration

Consequently, if Holdings’ Uses of Funds exceeds its Sources of Funds, then, at the option of Holdings, shareholders electing to receive the Cash Consideration for some or all of their shares, on a pro rata basis, will be issued shares of Holdings Class A common stock in exchange for some of their shares of Clear Channel common stock for which they made a Cash Election up to a cap of 1/36th of the total number of shares of Clear Channel common stock for which they made a Cash Election. If the Stock Election is fully subscribed, it is unlikely that any portion of the shares of Clear Channel stock for which a Cash Election is made will be exchanged for shares of Holdings’ Class A common stock, although Holdings retains the right to do so.

Exchange and Payment Procedures; Shareholder Rules

Each Clear Channel shareholder will be required to deliver to the paying agent a letter of transmittal together with stock certificates or book-entry shares evidencing all of the shares for which such holder has elected to receive Stock Consideration at the time the Stock Election is made. The deadline for Stock Elections is 5:00 p.m. New York City time on July 17, 2008 (the fifth business day prior to the shareholders meeting).

The paying agent may reject any Stock Election that is not accompanied by a letter of transmittal (including stock certificates and book-entry shares). Each holder of Clear Channel stock option(s) will be required to deliver to the paying agent a letter of transmittal together with a stock option agreement or other evidence of ownership, as applicable, representing the stock options to be converted into the Stock Consideration. If a holder does not timely submit a properly executed letter of transmittal together with a stock option agreement or other evidence of ownership, as applicable, the paying agent may reject the applicable Stock Election. Any holder whose Stock Election is rejected due to such failure shall be deemed to have made a Cash Election with respect to such Public Shares and Net Electing Option Shares and shall be entitled only to the Cash Consideration for such shares. Any Public Shares that will not be converted into Stock Consideration as a result of cutback or proration will be converted into Cash Consideration, and all stock certificates or book-entry shares underlying such shares will be returned to the holder of such shares.

On the closing date of the merger, promptly following the effective time of the merger, the surviving corporation and Holdings will deposit or cause to be deposited with the paying agent (i) cash in an amount equal to the aggregate amount of the Cash Consideration to be paid, (ii) certificates or book entry shares representing Holdings Class A common stock in an amount equal to the aggregate amount of Stock Consideration, (iii) cash in an amount equal to the aggregate amount of cash payments to be paid in lieu of any fractional shares, and (iv) cash in an amount equal to the total amount of Option Payments to be paid.

Appropriate transmittal materials will be provided to the holders of Clear Channel common stock certificates, book-entry shares or Clear Channel stock options not previously submitted to the paying agent promptly following the effective time of the merger, and in any event not later than the second business day following the effective time of the merger, informing the holders of the effectiveness of the merger and the procedure for surrendering Clear Channel common stock share certificates, option certificates and book-entry shares. After holders surrender their certificates or book-entry shares and submit properly completed and executed transmittal materials to the paying agent, the surrendered certificates will be canceled and those holders will be entitled to receive in exchange therefor the Cash Consideration, for each share of Clear Channel common stock represented by the surrendered and canceled certificates, and the cash payment, for any Clear Channel stock options. The paying agent will deliver the Cash Consideration or cash payment contemplated to be paid per outstanding share or option within 20 business days of the later to occur of the effective time of the merger or the paying agent’s receipt of the certificates or book-entry shares representing those securities.

Pursuant to the terms of the Settlement Agreement, the letter of transmittal to be submitted by each shareholder of Clear Channel executing and delivering a letter of transmittal, in connection with the payment of the Merger Consideration, effective as of the Closing, releases each of the Releasing Parties from all Claims that such shareholder ever had, now has or subsequently may have against the released party from the beginning of the world through the Closing Date with respect to the Released Matters.

Following the effective time of the merger, there will be no further transfers of Clear Channel common stock. Any certificate presented to the surviving corporation for transfer (other than those certificates representing dissenting shares) after the effective time of the merger will be canceled and exchanged for the Cash Consideration with respect to each share of Clear Channel common stock represented by the certificate.

Any portion of the Merger Consideration or any cash payment with respect to Clear Channel stock options deposited with the paying agent that remains undistributed to holders of certificates, book-entry shares, Clear Channel stock options, or restricted shares one year after the effective time of the merger will be delivered, if cash, to the surviving corporation, and, if shares of Holdings Class A common stock, to Holdings, together with interest and other income received by the paying agent. Holders of Clear Channel common stock and/or Clear Channel stock options who at that time have not yet complied with the exchange procedures outlined above will be required to look to the surviving corporation and Holdings, as general creditors of the surviving corporation, for payment of their claim for cash, without interest, that may be payable upon surrender of their share certificates.

Representations and Warranties

The merger agreement contains representations and warranties of the parties to the merger agreement, which may not be intended as statements of facts, but rather as a way of allocating risk to one of the parties if those statements prove inaccurate. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing of the merger agreement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 and that modify, qualify and create exceptions to the representations and warranties contained in the merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, because (i) they were made only as of the date of the original merger agreement, Amendment No. 1, Amendment No. 2 or Amendment No. 3, as applicable, or a prior specified date, (ii) in some cases they are subject to qualifications with respect to materiality and knowledge, and (iii) they are modified in important part by the underlying disclosure schedules. Clear Channel’s disclosure schedules contain information that has been included in Clear Channel’s prior public disclosures, as well as non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, Amendment No. 1, Amendment No. 2 or Amendment No. 3, as applicable, which subsequent information may or may not be fully reflected in Clear Channel’s public disclosures.

Clear Channel makes various representations and warranties in the merger agreement that are subject, in some cases, to exceptions and qualifications (including exceptions that do not create a Material Adverse Effect on Clear Channel (as defined below)). Clear Channel’s representations and warranties relate to, among other things:

•	Clear Channel’s and its subsidiaries’ due organization, valid existence, good standing and qualification to do business;

•	Clear Channel’s and its subsidiaries’ articles of incorporation, bylaws and other organizational documents;

•	Clear Channel’s capitalization, including in particular the number of issued and outstanding shares of Clear Channel common stock, Clear Channel stock options and warrants and Clear Channel restricted stock outstanding;

•	Clear Channel’s corporate power and authority to enter into the merger agreement, Amendment No. 1, Amendment No. 2 and Amendment No. 3, and to consummate the transactions contemplated by the merger agreement and perform its obligations under Amendment No. 1, Amendment No. 2 and Amendment No. 3;

•	the approval and recommendation of the merger agreement, Amendment No. 1, Amendment No. 2 and Amendment No. 3, and the approval of the merger and the other transactions contemplated by the merger agreement by the board of directors (except that the board of directors did not, and will not, make any recommendation to the shareholders with respect to the Stock Consideration);

•	the required vote of Clear Channel’s shareholders in connection with the approval and adoption of the merger agreement;

•	the absence of certain specified violations of, or conflicts with, Clear Channel’s governing documents, applicable law or certain agreements as a result of entering into the merger agreement and consummating the merger;

•	the required consents and approvals of governmental entities in connection with consummation of the merger and the other transactions contemplated by the merger agreement;

•	compliance with applicable laws and permits, including FCC licenses;

•	our SEC forms, documents, registration statements and reports since December 31, 2004, and to Clear Channel’s knowledge, the SEC forms, documents, registration statements and reports of Clear Channel Outdoor since November 2, 2005, including the financial statements contained therein;

•	our disclosure controls and procedures and internal control over financial reporting;

•	the absence of a Material Adverse Effect on Clear Channel and certain other changes or events related to Clear Channel or its subsidiaries since December 31, 2005;

•	the absence of certain undisclosed liabilities;

•	the absence of legal proceedings and governmental orders against Clear Channel;

•	taxes;

•	the absence of any untrue statement of a material fact or omission of a material fact required to be stated in this proxy statement/prospectus or any other document filed with the SEC in connection with the merger;

•	our material contracts;

•	employment and labor matters affecting Clear Channel or Clear Channel’s subsidiaries, including matters relating to Clear Channel’s or its subsidiaries’ employee benefit plans;

•	the inapplicability to the merger agreement and the merger of restrictions imposed on business combinations by Article 13 of the Texas Business Corporation Act; and

•	the absence of undisclosed brokers’ fees.

For purposes of the merger agreement, “Material Adverse Effect on Clear Channel” means any event, state of facts, circumstance, development, change, effect or occurrence that has had or would reasonably be expected to have a material adverse effect on the business condition (financial or otherwise), operations or results of operations of Clear Channel and its subsidiaries, taken as a whole. However, any event, state of facts circumstance, development, change, effect or occurrence resulting from the following matters will not be taken into account in determining whether there has been a Material Adverse Effect on Clear Channel and will not constitute a Material Adverse Effect on Clear Channel:

•	changes in general economic or political conditions or the securities, credit or financial markets in general, in each case, generally affecting the general television or radio broadcasting, music, internet, outdoor advertising or event industries;

•	general changes or developments in the general television or radio broadcasting, music, internet or event industries, including general changes in law or regulation across such industries;

•	the announcement of the merger agreement or the pendency or consummation of the merger;

•	the identity of Merger Sub, the Sponsors or any of their affiliates as the acquirer of Clear Channel;

•	compliance with the terms of, or the taking of any action required by, the merger agreement or consented to by the Fincos;

•	any acts of terrorism or war (other than any of the foregoing that causes any damage or destruction to or renders unusable any facility or property of Clear Channel or any of its subsidiaries);

•	changes in generally accepted accounting principles or the interpretation thereof;

•	any weather related event; or

•	any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of the failure will be considered in determining whether there is a Material Adverse Effect on Clear Channel).

The events summarized in the first two bullet points above will not be taken into account in determining whether there has been a Material Adverse Effect on Clear Channel except to the extent those changes or developments would reasonably be expected to have a materially disproportionate impact on Clear Channel and its subsidiaries, taken as a whole, relative to other for-profit participants in the industries and in the geographic markets in which Clear Channel conducts its businesses after taking into account the size of Clear Channel relative to such other for-profit participants.

The merger agreement also contains various representations and warranties made jointly and severally by the Fincos, Holdings and Merger Sub that are subject, in some cases, to exceptions and qualifications (including exceptions that do not create a Holdings Material Adverse Effect (as defined below)). The representations and warranties relate to, among other things:

•	their due organization, valid existence and good standing;

•	their certificates of incorporation, bylaws and other organizational documents;

•	their power and authority to enter into the merger agreement, Amendment No. 1, Amendment No. 2 and Amendment No. 3, and to consummate the transactions contemplated by the merger agreement and perform their obligations under Amendment No. 1, Amendment No. 2 and Amendment No. 3;

•	the absence of violations of, or conflicts with, their governing documents, applicable law or certain agreements as a result of entering into the merger agreement and consummating the merger;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	their qualification under the Communications Act to hold FCC licenses;

•	the absence of litigation and government orders against the Fincos, Holdings and Merger Sub;

•	the Fincos’ and Merger Sub’s ability to secure financing for the merger;

•	the delivery of limited guarantees of certain of the obligations of the Fincos and Merger Sub executed by each of the Sponsors;

•	the capitalization of Holdings, Merger Sub and any other subsidiaries of Holdings;

•	the absence of undisclosed broker’s fees;

•	the absence of any untrue statement of a material fact or omission of a material fact required to be stated in any information supplied by the Fincos, Merger Sub or Holdings for inclusion in this proxy statement/prospectus; and

•	the solvency of the surviving corporation and Holdings following the consummation of the merger.

For purposes of the merger agreement, a “Holdings Material Adverse Effect” means any event, state of facts, circumstance, development, change, effect or occurrence that is materially adverse to the business, financial condition or results of operations of Holdings and Holdings’ subsidiaries taken as a whole or may reasonably be expected to prevent or materially delay or materially impair the ability of Holdings or any of its subsidiaries to consummate the merger and the other transactions contemplated by the merger agreement.

The representations and warranties in the merger agreement of each of Clear Channel, the Fincos, Holdings and Merger Sub will terminate at the earlier of the effective time of the merger and the termination of the merger agreement pursuant to its terms.

Conduct of Clear Channel’s Business Pending the Merger

Under the merger agreement, Clear Channel has agreed that, subject to certain exceptions, between November 16, 2006 and the completion of the merger, unless the Fincos give their prior written consent:

•	Clear Channel and its subsidiaries will conduct business in the ordinary course and consistent with past practice in all material respects; and

•	Clear Channel and its subsidiaries will use their reasonable best efforts to preserve substantially intact Clear Channel’s business organizations and to keep available the services of certain senior executive officers.

Clear Channel also has agreed that, during the same time period, subject to certain exceptions, neither Clear Channel nor any of its subsidiaries will take any of the following actions, unless the Fincos give their prior written consent:

•	amend Clear Channel’s articles of incorporation or bylaws or the organizational documents of its subsidiaries;

•	issue, sell, pledge, dispose, encumber or grant any equity securities or convertible securities of Clear Channel or its subsidiaries;

•	acquire any business organization or any division thereof or any material amount of assets with a purchase price in excess of $150 million in the aggregate for the period from November 17, 2006 to May 13, 2008 and $100 million in the aggregate for the period following May 13, 2008;

•	adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any equity securities or convertible securities of Clear Channel or its subsidiaries;

•	declare, set aside for payment or pay any dividend payable in cash, property or stock on, or make any other distribution in respect of, any shares of its capital stock (other than certain regular quarterly dividends that were paid before May 11, 2008);

•	create, incur, guarantee or assume any indebtedness except for indebtedness: (i) incurred under Clear Channel’s or a subsidiary’s existing credit facilities, and certain permitted refinancings, (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of the merger agreement, (iii) incurred prior to May 13, 2008 as otherwise required in the ordinary course of Clear Channel’s business consistent with past practice, or (iv) in an aggregate principal amount not to exceed $250 million;

•	make any material change to its methods of accounting in effect at December 31, 2005, except as required by generally accepted accounting principles, Regulation S-X of the Exchange Act, as required by a governmental authority, as required by a change in applicable law, or as disclosed in the documents filed by Clear Channel with the SEC prior to November 16, 2006;

•	adopt or enter into a plan of restructuring, recapitalization or other reorganization (other than the merger and other than transactions exclusively between Clear Channel and its subsidiaries or between Clear Channel’s subsidiaries, in which case, the Fincos’ consent will not be unreasonably withheld or delayed);

•	sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any lien (other than permitted liens) or otherwise dispose of any asset or any portion of its properties or assets with a sale price in excess of $50 million (other than certain permitted dispositions);

•	make any material change in any method of tax accounting or any annual tax accounting period, make, change or rescind any material tax election, participate in any settlement negotiations concerning United States federal income taxes in respect of the 2003 or subsequent tax year, settle or compromise any material tax liability, audit claim or assessment, surrender any right to claim for a material tax refund, file any amended tax return involving a material amount of additional taxes, enter into any closing agreement relating to material taxes, or waive or extend the statute of limitations in respect of material taxes other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business, provided, that, Clear Channel shall calculate the amount of estimated taxes that are owed by Clear Channel during the period from July 1, 2008 to September 30, 2008 based on the assumption that the closing of the transaction will occur on or before September 30, 2008;

•	grant any stock options, restricted shares or other rights to acquire any of Clear Channel’s or its subsidiaries’ capital stock or take any action to cause to be exercisable any otherwise unexercisable options under any of Clear Channel’s option plans, except as may be required under any option plans or an employment agreement or pursuant to any customary grants made to employees at fair market value (provided that the number of shares of Clear Channel common stock thereunder will not exceed 0.25% of the outstanding shares of Clear Channel common stock as of the close of business on November 10, 2006);

•	increase the compensation or other benefits payable to (i) current or former directors (including L. Lowry Mays, Mark P. Mays, and Randall T. Mays in their capacities as executive officers of Clear Channel), (ii) any other senior executive officers of Clear Channel by an amount exceeding a specified amount agreed upon by Clear Channel and the Fincos, or (iii) other employees except in the ordinary course of business consistent with past practices;

•	grant any severance or termination pay to, or enter into any severance agreement with, any current or former director, executive officer or employee of Clear Channel or any of its subsidiaries, except as are required in accordance with any benefit plan of Clear Channel and in the case of employees other than the senior executive officers, other than in the ordinary course of business consistent with past practice;

•	enter into any employment agreement with any director, executive officer or employee of Clear Channel or any of its subsidiaries, except (i) employment agreements to replace a departing executive officer or employee upon substantially similar terms, (ii) employment agreements with on-air talent, (iii) new employment agreements entered into in the ordinary course of business providing for compensation not in excess of $250,000 annually and with a term of no more than two years, or (iv) extensions of employment agreements other than agreements with senior executive officers in the ordinary course of business consistent with past practice;

•	adopt, approve, ratify, enter into or amend any collective bargaining agreement, side letter, memorandum of understanding or similar agreement with any labor union;

•	adopt, amend or terminate any benefit plan of Clear Channel or any retention, change-in-control, profit sharing, or severance plan or contract for the benefit of any of Clear Channel’s current or former directors, officers, or employees or any of their beneficiaries, except for any amendment to comply with Section 409(A) of the Code and retention bonus arrangements in amounts not exceeding $1.5 million.

•	make any capital expenditure in excess of $70 million individually, or $200 million in the aggregate, except for any capital expenditures in aggregate amounts consistent with past practice or as required pursuant to new contracts entered into in the ordinary course of business;

•	make any investment in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any person in excess of $50 million in the aggregate for all such investments, loans or advances, other than an investment in, or loan or advance to, a subsidiary of Clear Channel, provided that (other than travel and similar advances in the ordinary course of business) Clear Channel will not make any loans or advances to any senior executive officer;

•	settle or compromise any material claim, suit, action, arbitration or other proceeding, provided that Clear Channel may settle or compromise any claim that is not related to the merger agreement or the transactions contemplated hereby that do not exceed $10 million individually, or $30 million in the aggregate, and do not impose any material restriction on the business or operations of Clear Channel or its subsidiaries;

•	except with respect to certain permitted divestitures, without the Fincos’ consent (which consent may not be unreasonably withheld, delayed or conditioned), enter into any local marketing or similar agreement in respect of the programming of any radio or television broadcast station or contract for the acquisition or sale of any radio broadcast station, television broadcast station or daily newspaper or of any equity or debt interest in any person that directly or indirectly has an attributable interest in any radio broadcast station, television broadcast station or daily newspaper;

•	make any amendment or modification to, or give any consent or grant any waiver under, that certain Master Agreement, dated as of November 16, 2005, by and between Clear Channel and Clear Channel Outdoor (the “Master Agreement”) to permit Clear Channel Outdoor to issue any capital stock, options or other securities, consolidate or merge with another person, declare or pay any dividend, sell or encumber any of its assets, amend, modify, cancel, forgive or assign any intercompany notes or amend, terminate or modify the Master Agreement or the Corporate Services Agreement, dated November 16, 2005, between Clear Channel Management Services, L.P. and Clear Channel Outdoor;

•	enter into any transaction, agreement, arrangement or understanding between Clear Channel or any of its subsidiaries, on the one hand, and any affiliate of Clear Channel (other than its subsidiaries) on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K that involves more than $100,000;

•	adopt any takeover defenses or take any action to render any state takeover statutes inapplicable to any transaction other than the transactions contemplated by the merger agreement; or

•	authorize or enter into any written agreement or otherwise make any commitment to do any of the foregoing.

FCC Matters

Until the effective time of the merger, Clear Channel has agreed to: (i) use its reasonable best efforts to comply with all material requirements of the FCC applicable to the operation of Clear Channel’s radio stations, (ii) promptly deliver to the Fincos copies of any material reports or applications filed with the FCC, (iii) promptly notify the Fincos of any inquiry, investigation or proceeding initiated by the FCC relating to Clear Channel’s radio stations, which if determined adversely, would be reasonably likely to have a Material Adverse Effect on Clear Channel, and (iv) not make or revoke any election with the FCC that would have, in the aggregate, a Material Adverse Effect on Clear Channel.

Shareholders’ Meeting

Unless the merger agreement is terminated, Clear Channel is required to establish a record date for, duly call, give notice of, convene and hold a special meeting of shareholders of Clear Channel for the purpose of voting upon the approval and adoption of the merger agreement and approval of the merger. Clear Channel is required to recommend that Clear Channel’s shareholders vote in favor of the approval and adoption of the merger agreement and the approval of the merger, except that Clear Channel will not be obligated to recommend to its shareholders the adoption of the merger agreement or the approval of the merger if the board of directors, in accordance with the merger agreement changes, qualifies, withdraws or modifies in any manner adverse to the Fincos its recommendation that Clear Channel’s shareholders vote in favor of the approval and adoption of the merger agreement and the approval of the merger. Clear Channel is also required to use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval and adoption of the merger agreement and the approval of the merger and to take all other actions necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NYSE and applicable law, unless the board of directors, in accordance with the merger agreement changes, qualifies, withdraws or modifies in any manner adverse to the Fincos its recommendation that Clear Channel’s shareholders vote in favor of the approval and adoption of the merger agreement and the approval of the merger.

Appropriate Actions

The parties agreed in the merger agreement to use their respective reasonable best efforts to consummate the merger, including, (i) in the case of the Fincos, the obtaining of all necessary approvals under any applicable communication laws required in connection with the merger, (ii) obtaining all necessary actions or non-actions, consents and approvals from governmental authorities or other persons and taking all reasonable steps as may be necessary to obtain approval from, or to avoid an action or proceeding, by any governmental authority or other persons necessary to consummate the merger, (iii) defending any lawsuits or legal proceedings challenging the merger, including seeking to have any stay or temporary restraining order vacated or reversed, and (iv) executing and delivering any additional instruments necessary to consummate the merger.

On January 24, 2008, the FCC approved the applications to transfer Clear Channel. The waiting period under the HSR Act expired on February 13, 2008.

Access to Information

Until the earlier of the effective time of the merger or the termination of the merger agreement, except as otherwise prohibited by applicable law or the terms of any contract entered into prior to November 16, 2006 or as would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege, Clear Channel will, and will cause each of its subsidiaries to, (i) provide to the Fincos and their respective officers, directors, employees, accountants, consultants, legal counsel, permitted financing sources, agents and other representatives (the “Fincos’ Representatives”) reasonable access during normal business hours to Clear Channel’s and certain material subsidiaries’ officers, employees, offices and other facilities, properties, books, contracts and records and other information as the Fincos may reasonably request regarding the business, assets, liabilities, employees and other aspects of Clear Channel and its subsidiaries, (ii) permit the Fincos to make copies and inspections thereof as the Fincos may reasonably request, and (iii) furnish promptly to the Fincos such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of Clear Channel and its subsidiaries as the Fincos or the Fincos’ Representatives may reasonably request. In addition, during such time, Clear Channel will provide the Fincos and the Fincos’ Representatives copies of each unaudited monthly consolidated balance sheet of Clear Channel for the month then ended and related statements of earnings, and cash flows in the form and promptly following such time as they are provided or made available to Clear Channel’s senior executive officers.

Solicitation of Alternative Proposals

The merger agreement provides that through 11:59 p.m. Eastern Standard Time on December 7, 2006 (the “No-Shop Period Start Date”), Clear Channel was permitted to:

•	initiate, solicit and encourage Competing Proposals from third parties, including by way of providing access to non-public information to third parties pursuant to a confidentiality agreement; and

•	participate in discussions or negotiations regarding, and take any other action to facilitate any Competing Proposal.

On the No-Shop Period Start Date, Clear Channel agreed to advise the Fincos of the number and identities of the parties making a bona fide written Competing Proposal that the board of directors or any committee thereof believed in good faith after consultation with Clear Channel’s outside legal and financial advisors, constituted or could reasonably be expected to lead to a Superior Proposal (as defined below) (any such proposal, an “Excluded Competing Proposal”) and provide to the Fincos (within two calendar days) written notice specifying the material terms and conditions of any such Excluded Competing Proposal. Clear Channel did not receive any Competing Proposals prior to that time.

Commencing on the No-Shop Period Start Date Clear Channel agreed to:

•	immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior these dates with respect to any actual or potential Competing Proposal; and

•	with respect to parties with whom discussions or negotiations have been terminated on, prior to or subsequent to November 16, 2006, use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, any confidential information previously furnished by it.

From and after the No-Shop Period Start Date until the earlier of the effective time of the merger or the date, if any, on which the merger agreement is terminated, Clear Channel agreed not to:

•	initiate, solicit, or knowingly facilitate or encourage the submission of any inquiries, proposals or offers with respect to a Competing Proposal;

•	participate in any negotiations regarding, or furnish to any person any information in connection with, any Competing Proposal;

•	engage in discussions with any person with respect to any Competing Proposal;

•	approve or recommend any Competing Proposal;

•	enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal;

•	otherwise cooperate with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person (other than the Fincos or their representatives) with respect to a Competing Proposal; or

•	exempt any person from the restrictions contained in any state takeover or similar laws or otherwise cause these restrictions not to apply to any person or to any Competing Proposal.

For purposes of the merger agreement, a “Competing Proposal” means any proposal or offer relating to:

•	any direct or indirect acquisition or purchase, in any single transaction or series of related transactions, by any person or “group” as defined in Section 13(d) of the Exchange Act, which does not include any of the Fincos, Merger Sub or their respective affiliates, of 15% or more of the fair market value of the assets, issued and outstanding shares of Clear Channel common stock or other ownership interests of Clear Channel and its consolidated subsidiaries, taken as a whole, or to which 15% or more of Clear Channel’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable;

•	any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the shares of Clear Channel common stock; or

•	any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving Clear Channel as a result of which any person or group acting in concert would acquire 15% or more of the fair market value of the assets, issued and outstanding shares of Clear Channel common stock or other ownership interests (including capital stock of Clear Channel’s subsidiaries) of Clear Channel and its consolidated subsidiaries, taken as a whole or to which 15% or more of Clear Channel’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable.

Prior to approval and adoption of the merger agreement by Clear Channel’s shareholders, if Clear Channel receives any written Competing Proposal which the board of directors believes in good faith to be bona fide and which the board of directors determines, after consultation with outside counsel and financial advisors, constitutes, or could reasonably be expected to result in, a Superior Proposal, Clear Channel may:

•	furnish information to the third party making the Competing Proposal, provided Clear Channel receives from the third party an executed confidentiality agreement; and

•	engage in discussions or negotiations with the third party with respect to the Competing Proposal.

Additionally, neither the board of directors nor any committee thereof will change, qualify, withdraw or modify in any manner adverse to the Fincos, Holdings or Merger Sub, or publicly propose to change, qualify, withdraw or modify in a manner adverse to the Fincos, Holdings or Merger Sub, its recommendation that Clear Channel shareholders approve and adopt the merger agreement (the “Company Recommendation”) or its approval of the merger agreement and the transactions contemplated thereby, or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or otherwise take any action inconsistent with the Company Recommendation (collectively, a “Change of

Recommendation”); provided, that (1) prior to approval and adoption of the merger agreement by Clear Channel’s shareholders, the board of directors may effect a Change of Recommendation and/or terminate the merger agreement if Clear Channel has received a Competing Proposal that the board of directors has concluded in good faith, after consultation with outside legal and financial advisors, constitutes a Superior Proposal and that the failure of the board of directors to effect a Change of Recommendation and/or terminate the merger agreement would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to Clear Channel’s shareholders under applicable law and (2) the board of directors cannot effect a Change of Recommendation or terminate the merger agreement in response to a Superior Proposal unless (i) Clear Channel has provided at least 5 business days’ prior written notice to the Fincos of its intention to effect a Change of Recommendation and/or terminate the merger agreement to enter into a definitive agreement with respect to such Superior Proposal, which specifies the material terms of conditions of such Superior Proposal, (ii) the board of directors has determined in good faith, after consultation with outside counsel, that the failure to make a Change of Recommendation in connection with the Superior Proposal could be reasonably likely to violate the board of directors’ fiduciary duties under applicable law and Clear Channel has promptly notified the Fincos in writing of such determinations and (iii) following such five business day period, during which Clear Channel must in good faith negotiate with the Fincos, to the extent the Fincos wish to negotiate, to enable the Fincos to make such proposed changes to the terms of the merger agreement, and taking into account any revised proposal made by the Fincos, the board of directors has determined in good faith, after consultation with outside counsel, that such Superior Proposal remains a Superior Proposal. A termination of the merger agreement described in the preceding sentence would be void and of no force and effect unless concurrently with such termination Clear Channel pays the termination fee as described below “Termination Fees — Clear Channel Termination Fee.”

Clear Channel agreed to advise the Fincos of any Competing Proposal or any inquiry, proposal or offer, request for information or request for discussions or negotiations with respect to or that would reasonably be expected to lead to any Competing Proposal, the identity of the person making any Competing Proposal, or inquiry, proposal, offer or request, and to provide the Fincos with a copy (if in writing) and summary of the material terms of any such Competing Proposal or such inquiry, proposal or request. Clear Channel agreed to keep the Fincos informed of the status of any Competing Proposal or inquiry, proposal or request and not to enter into any confidentiality agreement or other agreement with any person subsequent to the date of the merger agreement which prohibits Clear Channel from providing such information to the Fincos. Clear Channel also agreed that neither it nor any of its subsidiaries will terminate, waive, amend or modify any provision or any existing standstill or confidentiality agreement to which it or any of its subsidiaries is a party and that it and its subsidiaries will enforce the provisions of any such agreement, unless failure by the board of directors to take such action could reasonably be expected to violate its fiduciary duties under applicable law.

For purposes of the merger agreement, “Superior Proposal” means any bona fide written offer or proposal made by a third party (including any shareholder of Clear Channel) to acquire (when combined with such party’s ownership of securities of Clear Channel held immediately prior to such offer or proposal) greater than 50% of the issued and outstanding Clear Channel common stock or all or substantially all of the assets of Clear Channel and its subsidiaries, taken as a whole, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, an issuance of securities by Clear Channel, a sale of all or substantially all Clear Channel’s assets or otherwise, on terms which are not subject to a financing contingency and which the board of directors determines in good faith, after consultation with Clear Channel’s financial and legal advisors and consideration of all terms and conditions of such offer or proposal (including the conditionality and the timing and likelihood of consummation of such proposal), is on terms that are more favorable to the holders of Clear Channel common stock from a financial point of view than the terms set forth in the merger agreement or the terms of any other proposal made by the Fincos after the Fincos’ receipt of a notification of such Superior Proposal, taking into account at the time of determination, among any other factors, any changes to the terms of the merger agreement that as of that time had been proposed by the Fincos in writing and the conditionality and likelihood of consummation of the Superior Proposal.

In addition to the foregoing, Clear Channel may:

•	disclose to the shareholders a position contemplated by Rules 14e-2(a) and 14d-9 under the Exchange Act; and

•	make other disclosures to Clear Channel’s shareholders, if the board of directors reasonably determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable state or federal securities law.

Indemnification; Directors’ and Officers’ Insurance

Under the terms of the merger agreement, Merger Sub has agreed that all current rights of indemnification provided by Clear Channel for its current and former directors or officers will survive the merger and continue in full force and effect. Merger Sub has also agreed to indemnify, defend and hold harmless, and advance expenses to Clear Channel’s current and former directors or officers to the fullest extent required by Clear Channel’s articles of incorporation, bylaws or any indemnification agreement to which Clear Channel is a party.

Additionally, the surviving corporation for the six years following the effective time of the merger, will indemnify and hold harmless each current and former officer and director of Clear Channel from any costs or expenses paid in connection with any claim, action or proceeding arising out of or related to (i) any acts or omissions of a current or former officer or director in their capacity as an officer or director if the service was at the request or for the benefit of Clear Channel or any of its subsidiaries or (ii) the merger, the merger agreement or any transactions contemplated thereby.

In addition, at Clear Channel’s election, Clear Channel or the Fincos will obtain insurance policies with a claims period of at least six years from the effective time of the merger with respect to directors’ and officers’ liability insurance that provides coverage for events occurring on or before the effective time of the merger. The terms of the policies will be no less favorable than the existing policy of Clear Channel, unless the annual premiums of the policies would exceed 300% of the current policy’s premium, in which case the coverage will be the greatest amount available for an amount not exceeding 300% of the current premium.

Employee Benefit Plans

Under the merger agreement, the Fincos have agreed that they will, and will cause the surviving corporation to:

•	for one year following the closing of the merger, provide the surviving corporation’s employees and its subsidiaries’ employees (other than those senior executive officers who have existing employment agreements or other employees that enter into new employment arrangements with the Fincos or the surviving corporation in connection with the merger) compensation and employee benefits (other than any equity-based benefits) that, in the aggregate, are no less favorable than the compensation and employee benefits for these employees immediately prior to the consummation of the merger;

•	for one year following the closing of the merger, provide to Clear Channel employees who experience a termination of employment severance benefits that are no less than the severance benefits that would have been provided to these employees upon a similar termination of employment immediately prior to the effective time of the merger;

•	credit all service with Clear Channel and its subsidiaries for purposes of eligibility and vesting and for accrual of vacation, other paid time off and severance benefits under any employee benefit plan applicable to employees of the surviving corporation or its subsidiaries after the consummation of the merger to the extent recognized by Clear Channel under a corresponding benefit plan; and

•	honor any and all collective bargaining agreements.

Financing

•	The Fincos and Merger Sub have agreed to use their reasonable best efforts to enforce their rights under the executed loan agreements, including, but not limited to, bringing an action for specific performance or an alternative remedy as provided in the Settlement Agreement; and

•	The Fincos have agreed to give Clear Channel prompt notice of any material breach of or termination of any executed loan agreement.

Under the merger agreement, any of the executed loan agreements may be amended, restated or otherwise modified or superseded to add lenders, arrangers or similar agents, increase the amount of debt, replace or modify the facilities or otherwise replace or modify the executed loan agreements in manner not less beneficial in the aggregate to Merger Sub, Holdings and the Fincos, except that any new loan agreements will not (i) adversely amend the conditions to the debt financing set forth in the executed loan agreements in any material respect, (ii) reasonably be expected to delay or prevent the closing of the merger, (iii) reduce the aggregate amount of debt financing available for closing unless replaced with new equity or debt financing, or (iv) be executed and be effective unless and until such new lender or supplier of equity fully funds such amounts with the Escrow Agent under the Escrow Agreement for release concurrent with the other escrowed funds.

Clear Channel has agreed to cooperate in connection with the arrangement of the financing as may be reasonably requested by Merger Sub and the Fincos, provided that such requested cooperation does not unreasonably interfere with Clear Channel ongoing operations or otherwise materially impair the ability of any of Clear Channel’s officers or executives to carry out their duties. Such cooperation will include, among other things, at the reasonable request of Merger Sub or the Fincos:

•	preparing business, financial and other pertinent information and data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements resold under Rule 144A of the Securities Act to consummate the offerings or issuances of debt securities contemplated by the debt financing commitments;

•	participation in meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with rating agencies;

•	assistance with the preparation of materials for rating agency presentations, offering documents and similar documents required in connection with the debt financing;

•	entering into agreements, executing and delivering officer’s certificates and pledging assets and facilitating diligence with respect thereto;

•	using reasonable best efforts to obtain customary accountants’ comfort letters, consents, legal opinions, survey and title insurance along with assistance and cooperation from independent accountants and other professional advisors as reasonably requested by Merger Sub or the Fincos; and

•	otherwise reasonably cooperating in connection with the consummation of the debt financing and the syndication and marketing thereof.

Independent Directors

Immediately after the closing of the merger, Holdings’ board of directors will include at least two independent directors.

Transaction Fees

The transaction fees paid or to be paid to the Fincos or their affiliates at or prior to the closing of the merger with respect to the merger transactions will not exceed $87.5 million. Unless otherwise approved by Clear Channel’s independent directors or the holders of a majority of the shares of Holdings Class A common stock held by unaffiliated holders, after the closing of the merger, Clear Channel will not pay management, transaction, monitoring or any other fees to the Fincos or their affiliates except pursuant to an arrangement whereby the holders of shares of Holdings Class A common stock are made whole for any portion of such fees paid by Clear Channel that would otherwise be attributable to their holdings. See “Certain Affiliate Transactions” on page 123 for more information.

Conduct of the Fincos’ Business Pending the Merger

Under the merger agreement, the Fincos have agreed that, subject to certain exceptions, between November 16, 2006 and the effective time of the merger, unless Clear Channel gives its written consent (which consent will not be unreasonably withheld, delayed or conditioned), they will not:

•	amend or otherwise change any of Merger Sub’s or Holdings’ organizational documents that would be likely to prevent or materially delay the consummation of the merger and related transactions, or change the rights, preferences or privileges of the shares of Holdings Class A common stock in any material respect which would render the representation and warranty regarding the capitalization of Holdings to be untrue or inaccurate at the effective time of the merger;

•	acquire or make any investment in any corporation, partnership, limited liability company, other business organization or any division thereof that holds, or has an attributable interest in, any license, authorization, permit or approval issued by the FCC if such acquisition or investment would delay, impede or prevent receipt of the FCC Consent; or

•	take any action that would be reasonably likely to cause a material delay in the satisfaction of certain specified conditions contained in the merger agreement or the consummation of the merger.

Registration

Holdings has agreed to use reasonable efforts to maintain the registration of the Holdings Class A common stock under Section 12 of the Exchange Act for two years following completion of the merger, subject to certain exceptions.

Conditions to the Merger

The obligations of the parties to complete the merger are subject to the satisfaction or waiver of the following mutual conditions:

•	Shareholder Approval. The approval and adoption of the merger agreement by Clear Channel’s shareholders.

•	HSR Act Approvals. Any applicable waiting period under the HSR Act and any applicable foreign antitrust laws relating to the consummation of the merger will have expired or been terminated (which the parties acknowledge have been satisfied as of May 13, 2008), and such expiration or termination shall continue to be in effect as of the closing date.

•	No Law or Orders. No governmental authority will have enacted or issued any law or order which is then in effect and has the effect of making the merger illegal or otherwise prohibiting the consummation of the merger.

•	FCC Consent. The FCC Consent will have been obtained (which the parties acknowledge have been satisfied as of May 13, 2008), and not revoked and continue to be in effect as of the closing date.

The obligations of the Fincos, Holdings and Merger Sub to complete the merger are subject to the satisfaction or waiver of the following additional conditions:

•	Performance of obligations. Since May 13, 2008, Clear Channel shall have performed or complied in all material respects with certain specified covenants or agreements in the merger agreement including those relating to implementing the merger transaction and restrictions on the issuance of equity securities, the acquisition of businesses, payment of dividends, the incurrence of indebtedness, changes in accounting principles and policies, and the making of investments or loans.

•	In addition, the performance of Clear Channel’s other agreements and covenants other than where the failure to perform would not constitute a Material Adverse Effect.

The obligations of Clear Channel to complete the merger are subject to the satisfaction or waiver of the following additional condition:

•	Performance of obligations. Since May 13, 2008, the Fincos, Holdings and Merger Sub shall have performed or complied in all material respects with all agreements and covenants in the merger agreement required to be performed or complied with by them on or prior to the consummation of the merger.

If a failure to satisfy one of these conditions to the obligations of Clear Channel to complete the merger is not considered by Clear Channel’s board of directors to be material to Clear Channel’s shareholders, the board of directors may waive compliance with that condition. Clear Channel’s board of directors is not aware of any condition to the merger that cannot be satisfied. Under Texas law, after the merger agreement has been approved and adopted by Clear Channel’s shareholders, the Merger Consideration cannot be changed and the merger agreement cannot be altered in a manner adverse to Clear Channel’s shareholders without re-submitting the revisions to Clear Channel’s shareholders for their approval. To the extent that either party to the merger waives any material condition to the merger and such change in the terms of the transaction renders the disclosure previously provided to Clear Channel’s shareholders materially misleading, Clear Channel will recirculate this proxy statement/prospectus and resolicit proxies from its shareholders.

Termination

Clear Channel and the Fincos may agree to terminate the merger agreement without completing the merger at any time. The merger agreement also may be terminated in each of the following circumstances:

•	by either the Fincos or Clear Channel, if:

•	the closing of the merger has not occurred on or before December 31, 2008, (such date, as may be extended in accordance with this paragraph, the “Termination Date”), except that, following the shareholders’ meeting held after May 13, 2008, if as of the Termination Date there is an on-going dispute among any of the parties to the Escrow Agreement with respect to the disbursement of the Escrowed Amount, the Fincos or Clear Channel may, by written notice to the other party, extend the Termination Date to any date that is no later than the fifth business day following the settlement of any dispute with respect to the disbursement of such funds;

•	any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable;

•	Clear Channel’s shareholders do not approve adopt the merger agreement at the special meeting or any adjournment or postponement of the special meeting; or

•	the non-terminating party has breached or failed to perform in any material respect any of its covenants or agreements in the merger agreement such that the closing conditions would not be satisfied by the Termination Date and such breach has not been cured within 30 days following delivery of written notice by the terminating party.

•	by Clear Channel, if prior to the approval and adoption of the merger agreement by Clear Channel shareholders, the board of directors has concluded in good faith, after consultation with outside legal and financial advisors, that an unsolicited Competing Proposal is a Superior Proposal;

•	by the Fincos, if the board of directors effects a Change of Recommendation; and

•	by the Fincos, if the board of directors fails to include in the proxy statement/prospectus distributed to Clear Channel’s shareholders its recommendation that Clear Channel’s shareholders approve and adopt the merger agreement.

For the purposes of the merger agreement, “Escrowed Amount” means, collectively, the following amounts delivered to the Escrow Agent pursuant to the Escrow Agreement: (i) cash and/or approved letters of credit aggregating to $16,410,638,000 delivered by the Bank Escrow Parties and (ii) cash and/or approved letters of credit aggregating to $2,400,000,000 delivered by the Buyer Designees as designees of Holdings.

In some cases, termination of the merger agreement may require Clear Channel to pay a termination fee to the Fincos, or require the Fincos to pay a termination fee to Clear Channel, as described below under “The Merger Agreement — Termination Fees.”

Termination Fees

Clear Channel Termination Fee

Clear Channel must pay to the Fincos a termination fee of $500 million in cash if the merger agreement is terminated:

•	by Clear Channel, prior to approval and adoption of the merger agreement by Clear Channel’s shareholders, in order to enter into a definitive agreement relating to a Superior Proposal, such termination fee to be paid concurrently with the termination of the merger agreement;

•	by the Fincos, if the board of directors effects a Change of Recommendation, fails to reconfirm the Company Recommendation, or fails to include the Company Recommendation in this proxy statement/prospectus, such termination fee to be paid promptly following the termination of the merger agreement (and in any event no later than two business days after delivery to Clear Channel of notice of demand for payment);

•	by the Fincos or Clear Channel, if Clear Channel’s shareholders do not approve and adopt the merger agreement at the special meeting and prior to the special meeting a Competing Proposal has been publicly announced or been made known to Clear Channel and not withdrawn at least two business days prior to the special meeting, and within 12 months after the termination of the merger agreement, Clear Channel or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any Competing Proposal, such termination fee to be paid promptly following the execution of a definitive agreement or the consummation of the transaction contemplated by the Competing Proposal (and in any event no later than two business days after delivery to Clear Channel of notice of demand of payment); or

•	by the Fincos, if the Fincos are not in material breach of their obligations under the merger agreement and, if Clear Channel has willfully and materially breached or failed to perform in any material respect any of its covenants or other agreements set forth in the merger agreement such that the corresponding closing condition would not be satisfied, which breach has not been cured within 30 days, and prior the date of termination a Competing Proposal has been publicly announced or been made known to Clear Channel and within 12 months after the termination of the merger agreement Clear Channel or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any Competing Proposal, such termination fee to be paid promptly following the execution of a definitive agreement or the consummation of the transaction contemplated by the Competing Proposal (and in any event no later than two business days after delivery to Clear Channel of notice of demand of payment).

In the event that the merger agreement is terminated by Clear Channel or the Fincos because of the failure to obtain the approval of Clear Channel’s shareholders at the special meeting or any adjournment or postponement thereof, and a termination fee is not otherwise then payable by Clear Channel under the merger agreement, Clear Channel has agreed to pay reasonable out-of-pocket fees and expenses incurred by the Fincos, Merger Sub and Holdings in connection with the merger agreement and this proxy statement/prospectus, not to exceed an amount equal to $45 million. If Clear Channel becomes obligated to pay a termination fee under the merger agreement after payment of the expenses, the amount previously paid to the Fincos as expenses will be credited toward the termination fee amount payable by Clear Channel.

In addition, Clear Channel will promptly pay the Fincos a set amount in respect of the expenses incurred by Merger Sub and the Fincos (which amount will be in addition to any termination fees that may become payable by Clear Channel) as follows:

•	$150 million if the Fincos terminate the merger agreement, and the Fincos are not in material breach of their obligations under the merger agreement, and if Clear Channel has breached or failed to perform in any material respect any of its covenants or other agreements set forth in the merger agreement such that the corresponding closing condition would not be satisfied, which breach has not been cured within 30 days; and

•	$100 million if the merger agreement is terminated: (i) by Clear Channel, prior to approval and adoption of the merger agreement by Clear Channel’s shareholders, in order to enter into a definitive agreement relating to a Superior Proposal; (ii) by the Fincos, if the board of directors effects a Change of Recommendation, fails to reconfirm Company Recommendation, or fails to include the Company Recommendation in this proxy statement/prospectus; or (iii) by either the Fincos or Clear Channel if the closing of the merger has not occurred on or before the Termination Date, and the party seeking termination has not breached in any material respect its obligations under the merger agreement that shall have proximately caused the failure to consummate the merger on or before the Termination Date (other than in the event such termination is a result of a breach by Merger Sub, Holdings or the Fincos that was not caused by the providers of the Debt Financing).

In addition, Clear Channel must pay to the Fincos a termination fee of $200 million, but only if the $500 million termination fee that is payable under the circumstances described above is not otherwise payable, if the merger agreement is terminated (A) by the Fincos or Clear Channel because a governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable, (B) by the Fincos or Clear Channel because Clear Channel’s shareholders do not approve or adopt the merger agreement at the special meeting or any adjournment or postponement of the special meeting or (C) by the Fincos because Clear Channel breached or failed to perform in any material respect any of its covenants or agreements in the merger agreement such that the closing conditions would not be satisfied by the termination date and such breach has not been cured within 30 days following delivery of written notice by the Fincos, and within twelve (12) months after such termination (i) Clear Channel or any of its subsidiaries consummates, (ii) Clear Channel or any of its subsidiaries enters into a definitive agreement, or (iii) one or more Contacted Parties (as defined below) or a Qualified Group (as defined below) commences a tender offer with respect to a Contacted Party Proposal (as defined below), and, in the case of each of clause (ii) and (iii) above, subsequently consummates (whether during or after such twelve (12) month period) such Contacted Party Proposal.

For purposes of the merger agreement, “Contacted Party” means any person, (i) that is referenced in this proxy statement/prospectus as having been contacted during the auction process, or (ii) that was contacted during the “go-shop” period provided for in the merger agreement which commenced on November 17, 2006 and ended on December 7, 2007, or in the case of (i) and (ii), their affiliates.

For purposes of the merger agreement, “Qualified Group” means any Contacted Party, either by itself or acting as a “group” as defined in Section 13(d) of the Exchange Act, which does not include any of the Fincos, Merger Sub or their respective affiliates.

For purposes of the merger agreement, “Contacted Parties Proposal” means (i) any transaction in which a Contacted Party or a Qualified Group, directly or indirectly acquires or purchases, in any single transaction or series of related transactions, more than 50% of the fair market value of the assets, issued and outstanding Clear Channel common stock or other ownership interests of Clear Channel and its consolidated subsidiaries, taken as a whole, or to which 50% or more of Clear Channel’s and its subsidiaries, net revenues or earnings on a consolidated basis are attributable, (ii) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result in one or more of the Contacted Parties or a Qualified Group acting in concert acquiring assets, securities or businesses in the minimum percentage described in clause (i) above or (iii) any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving Clear Channel as a result of which any Contacted Party or Qualified Group acting in concert would acquire assets, securities or businesses in the minimum percentage described in clause (i) above. For clarification purposes, a spin-off, recapitalization, stock repurchase program or other transaction effected by Clear Channel or any of its subsidiaries will not constitute a Contacted Parties Proposal unless, as a result of such transaction, a Contacted Party or Qualified Group acting in concert acquires the assets, securities or business representing more than 50% of the fair market value of the assets, issued and outstanding Clear Channel common stock or other ownership interests of Clear Channel and its consolidated subsidiaries, taken as a whole, or to which 50% or more of Clear Channel’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable.

Merger Sub Termination Fee

The merger agreement provides that, upon termination of the merger agreement under specified circumstances Merger Sub will be required to pay Clear Channel a termination fee within two business days after termination of the merger agreement as follows:

•	If Clear Channel or the Fincos terminate the merger agreement because the effective time of the merger has not occurred on or before the Termination Date, the terminating party has not breached in any material respect its obligations under the merger agreement that proximately caused the failure to consummate the merger on or before the Termination Date and all conditions to Fincos’ and Merger Sub’s obligations to consummate the merger have been satisfied, then Merger Sub will owe Clear Channel a termination fee of $600 million that will be paid pursuant to the Escrow Agreement; and

•	If Clear Channel terminates the merger agreement, and Clear Channel is not in material breach of its obligations under the merger agreement, because the Fincos, Holdings and Merger Sub have breached or failed to perform in any material respect any of their obligations set forth in the merger agreement such that certain closing condition would not be satisfied, which breach has not been cured within 30 days, and in each case, all conditions to the Fincos’, Holdings’ and Merger Sub’s obligations to consummate the merger have been satisfied, then Merger Sub will owe Clear Channel a termination fee of $150 million that will be paid pursuant to the Escrow Agreement. This fee will increase to $600 million if such termination is due to a willful and material breach by the Fincos, Holdings and Merger Sub.

Our right to have a termination fee owed by Merger Sub paid to us pursuant to the merger agreement, the Escrow Agreement or the amended and restated limited guarantees executed by the Sponsors is Clear Channel’s exclusive remedy for losses suffered by Clear Channel as a result of the failure of the merger to be consummated.

Amendment and Waiver

The merger agreement may be amended by mutual written agreement of the parties by action taken by or on behalf of their respective boards of directors at any time prior to the effective time of the merger. However, after the approval and adoption of the merger agreement by Clear Channel’s shareholders, the merger agreement can not be amended if such amendment would require further approval by the shareholders.

The merger agreement also provides that, at any time prior to the effective time of the merger, any party may, by written agreement:

•	extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance with any of the agreements or conditions contained in the merger agreement which may be legally waived.

Limited Guarantees

In connection with Amendment No. 3, each of the Sponsors (each an affiliate of one of the Fincos) and Clear Channel entered into a limited guarantee pursuant to which, among other things, each of the Sponsors is providing Clear Channel a guarantee of payment of its pro rata portion of the Merger Sub termination fees. The limited guarantees entered into in connection with Amendment No. 3 superseded the limited guarantees previously delivered by Sponsors. The Sponsors’ obligations under the limited guarantees were reduced ratably to the extent that they paid any amount, or caused any amount to be paid, into escrow under the Escrow Agreement.

SETTLEMENT AND ESCROW AGREEMENTS

Settlement Agreement

On May 13, 2008, Clear Channel, Merger Sub, the Fincos, Holdings, CCC IV, the Sponsors and the Banks entered into the Settlement Agreement, pursuant to which they settled disputes between them which were the subject of the New York Action, the New York Counterclaim Action and the Texas Actions.

Pursuant to the terms of the Settlement Agreement, the parties agreed to the following:

Agreement to Fund

Each Bank agreed to make the loans, purchase (or cause certain of its affiliates to purchase) the notes and otherwise make the extensions of credit on the closing date that are contemplated by the Financing Agreements, subject solely to the conditions set forth in the Financing Agreements. Please see “Financing — Debt Financing.”

Escrow Funding

The Settlement Agreement provides that each of the parties to the Escrow Agreement will make their respective funding obligations under the Escrow Agreement on or before May 28, 2008 (or, in the case of a Bank Escrow Party, on or before May 22, 2008). On May 22, 2008, the Escrow Agent confirmed receipt of the entire Bank Escrow Amount and on May 28, 2008, the Escrow Agent confirmed receipt of all other amounts and property required to be delivered under the Escrow Agreement, including the entire Buyer Escrow Amount.

Termination of Actions and Release of Claims

Upon delivery by the Bank Escrow Parties to the Escrow Agent of all cash, cash equivalents, letters of credit and/or other property required to be delivered pursuant to the terms of the Escrow Agreement, as required by the Settlement Agreement, the plaintiffs in each of the New York Action, the New York Counterclaim Action and the Texas Actions have filed stipulations to discontinue those actions with prejudice and not to take any further action to prosecute them.

Effective upon receipt by the Escrow Agent on May 28, 2008 (the “Escrow Funding Date”) of all cash, letters of credit, and/or other property required to be delivered under the terms of the Escrow Agreement, each party to the Settlement Agreement and each of the Sponsors, on behalf of itself, and, to the extent it may lawfully do so, its parent companies, subsidiaries, affiliates, transferees, assigns, officers, directors, employees, partners, members, shareholders and counsel (each, a “Releasing Party”) released each other Releasing Party from any and all actions, causes of action, suits, debts, contracts, controversies, agreements, promises, damages, judgments, claims or demands whatsoever, whether or not asserted (“Claims”) that the Releasing Party ever had, now has or subsequently may have against the released party, from the beginning of the world through the Escrow Funding Date, with respect to matters arising out of or relating to the merger agreement, the equity commitment letters and guarantees delivered by the Sponsors pursuant to the merger agreement, and the debt commitment letters delivered by the Banks in connection therewith (the “Released Matters”), including any claims or counterclaims that have been or could have been asserted in the New York Action, the New York Counterclaim Action or Texas Actions. Claims under the merger agreement, the equity commitment letters or limited guarantees related to the merger agreement, the Financing Agreements, the Settlement Agreement or the Escrow Agreement are not included within the scope of the Released Matters. The releases in favor of and on behalf of the Banks were effective immediately on May 22, 2008, upon the Bank Escrow Parties’ delivery to the Escrow Agent of the aggregate amount of money and/or property required by the terms of the Escrow Agreement to be delivered by all of the Bank Escrow Parties.

By operation of the Settlement Agreement, effective on the closing of the merger, each Releasing Party will be released by each other Releasing Party from all Claims that any Releasing Party ever had, then has or subsequently may have against the released party from the beginning of the world through the closing date with respect to the Released Matters.

Pursuant to the terms of the Settlement Agreement, the transmittal letter contains provisions pursuant to which each shareholder of Clear Channel executing and delivering a transmittal letter releases, effective as of the closing, each of the Releasing Parties from all Claims that such shareholder ever had, then has or subsequently may have against the released party from the beginning of the world through the closing date with respect to the Released Matters.

Certain Enforcement Rights

The Banks acknowledge and agree that Clear Channel is a third-party beneficiary to the Financing Agreements, and each of the Sponsors acknowledges and agrees that Clear Channel is a third-party beneficiary of the equity commitment letters. The Settlement Agreement specifically provides that each party to the Settlement Agreement, including Clear Channel, may enforce specifically against the other parties their respective obligations under the merger agreement, the Settlement Agreement, the Escrow Agreement, the Financing Agreements, the equity commitment letters and the amended and restated limited guarantees, in addition to any other remedy to which a party may be entitled.

The Banks also agreed to use their commercially reasonable efforts to vote, and to cause all of their non-fiduciary affiliates to vote, any shares of Clear Channel common stock, (other than shares held as a hedge for any equity derivative thereof) that is proprietarily owned (other than shares that have been loaned) for the Bank’s or the non-fiduciary affiliate’s own account and not as a fiduciary on the record date for approval of the merger agreement. The Banks will not, and will use their commercially reasonable efforts to cause their affiliates not to, acquire proprietary ownership of any shares of Clear Channel common stock before the closing under the merger agreement or the merger agreement is terminated or abandoned. The Banks will not, and will not permit their affiliates to, and will use their commercially reasonable efforts to cause their non-fiduciary affiliates not to, take any action that would reasonably be expected to reduce the likelihood that Clear Channel’s shareholders will approve the merger agreement, including without limitation, the solicitation of proxies in opposition to the solicitation of proxies by Clear Channel and Holdings for the merger agreement.

No Admission

No party to the Settlement Agreement will be deemed to have admitted, conceded or implied liability for any claims or counterclaims, whether or not asserted in the New York Action, the New York Counterclaim Action or Texas Actions.

Escrow Agreement

As contemplated by the Settlement Agreement, on May 13, 2008, each of Clear Channel, Holdings, Merger Sub, the Fincos, the Buyer Designees as designees of Holdings, the Management Investors, Highfields Management, on behalf of itself and on behalf of investment funds managed by it, the Abrams Investors, the Bank Escrow Parties (together with the Buyer Designees, the Management Investors, Highfields Management and the Abrams Investors, the “Funding Parties”) and the Escrow Agent, entered into the Escrow Agreement pursuant to which the Funding Parties agreed to deliver money and other property to the Escrow Agent to be held, invested and disbursed.

Pursuant to the terms of the Escrow Agreement, the parties to the Escrow Agreement agreed as follows:

Escrow Deposits

By no later than 5:00 p.m., New York City time, on May 28, 2008 (and in the case of each Bank Escrow Party, by no later than 5:00 p.m., New York City time, on May 22, 2008):

•	each Bank Escrow Party shall cause to be delivered to the Escrow Agent a pro rata portion of $16,410,638,000 (the “Bank Escrow Amount”), in cash by wire transfer of immediately available funds or in the form of approved letters of credit, or a combination of the foregoing, and each such pro rata portion shall be held by the Escrow Agent in a segregated account (each a “Bank Escrow Account”),

•	each Buyer Designee shall cause to be delivered to the Escrow Agent a pro rata portion of $2,400,000,000 (the “Buyer Escrow Amount”) by wire transfer of immediately available funds or in the form of letters of credit, or a combination of the foregoing, and each such pro rata portion shall be held by the Escrow Agent in a segregated account (each a “Buyer Escrow Account”),

•	the Management Investors shall cause to be delivered to the Escrow Agent (i) a combination of vested shares of Clear Channel common stock and vested options to purchase shares of Clear Channel common stock with an aggregate value of $35,074,625 (the “Management Escrow Shares”), all of which shall be held by the Escrow Agent in a segregated account (the “Management Escrow Account”),

•	Highfields Management shall cause to be delivered to the Escrow Agent an aggregate of 11,111,112 shares of Clear Channel common stock that are beneficially owned by investment funds managed by Highfields Management (the “Highfields Escrow Shares”), all of which shall be held by the Escrow Agent in a segregated account (the “Highfields Escrow Account”), and

•	the Abrams Investors shall cause to be delivered to the Escrow Agent an aggregate of 2,777,778 shares of Clear Channel common stock (the “Abrams Escrow Shares”), all of which shall be held by the Escrow Agent in a segregated account (the “Abrams Escrow Account”).

On May 22, 2008, the Escrow Agent confirmed receipt of the entire Bank Escrow Amount and on May 28, 2008, the Escrow Agent confirmed receipt of all other amounts and property required to be delivered under the Escrow Agreement, including the entire Buyer Escrow Amount.

The Bank Escrow Amount, the Buyer Escrow Amount, the Management Escrow Shares, the Highfields Escrow Shares and the Abrams Escrow Shares, are each referred to as an “Escrow Amount” and each Bank Escrow Account, each Buyer Escrow Account, the Management Escrow Account, the Highfields Escrow Account, and the Abrams Escrow Account are each referred to as an “Escrow Account.” The Bank Escrow Amount and the Buyer Escrow Amount, together with any interest or other earnings thereon, are referred to as the “Bank Escrow Fund” and the “Buyer Escrow Fund.”

Each Bank Escrow Party and Buyer Designee grants to Clear Channel a lien on and a security interest in its respective Escrow Account and in its portion of the Bank Escrow Fund or Buyer Escrow Fund, respectively, deposited in those accounts, as collateral for its respective obligations (and, in the case of the Buyer Designees, the obligations of Holdings, the Fincos and Merger Sub) under the Escrow Agreement, the Financing Agreements and the Settlement Agreement until the termination of the Escrow Agreement and the disbursement in full of the Bank Escrow Fund and the Buyer Escrow Fund, respectively, in such Escrow Account in accordance with the terms of the Escrow Agreement.

Disbursements

Shares Subject to the Stock Election

On the fifth business day prior to the Election Deadline, the Escrow Agent shall deliver to the paying agent designated under the merger agreement (the “Paying Agent”),

•	the Highfields Escrow Shares, together with the election forms and letters of transmittal pursuant to which Highfields Management made a Stock Election for the Highfields Escrow Shares,

•	the Abrams Escrow Shares, together with the election forms and letters of transmittal pursuant to which the Abrams Investors made Stock Elections for the Abrams Escrow Shares, and

•	580,361 shares of Clear Channel common stock previously delivered into the Management Escrow Account by L. Lowry Mays and LLM Partners, Ltd as part of the Management Escrow Shares (the “Founder Election Shares”), together with the election forms and letters of transmittal pursuant to which L. Lowry Mays and LLM Partners, Ltd. made Stock Elections for the Founder Election Shares.

At the Closing of the Merger

If Holdings and Clear Channel deliver to the Escrow Agent and the Bank Escrow Parties at least four business days prior to the date that is anticipated to be the closing date under the merger agreement (the “Anticipated Closing Date”),

•	a written notice from Holdings and Clear Channel stating that each such party expects that as of the Anticipated Closing Date, the specified conditions to the consummation of the Merger have been satisfied, and

•	a written notice from Holdings that the conditions to the Bank Escrow Party’s obligations to fund under the Financing Agreements are expected to be satisfied on the Anticipated Closing Date,

(the “Closing Notice”) then, the Escrow Agent shall draw the full amount available under all Approved Letters of Credit and direct the issuers thereof to pay the proceeds therefrom to the Escrow Agent by wire transfer of same day funds.

Unless the Bank Escrow Parties deliver to the Escrow Agent, Holdings and Clear Channel a written notice by no later than 10:00 a.m. (New York time) on the business day preceding the Anticipated Closing Date setting forth the Bank Escrow Parties’ specific grounds for believing that the conditions precedent to the funding of the debt financing that are specified in the Financing Agreements will not be satisfied or waived by the Bank Escrow Parties as of the Anticipated Closing Date, or Holdings or Clear Channel fail to provide joint telephonic confirmation on the Anticipated Closing Date that the closing of the merger is occurring on that date, then upon direction from Holdings and Clear Channel, the Escrow Agent shall:

•	pay from the Bank Escrow Accounts by wire transfer of same day funds

•	an aggregate amount equal to the Bank Escrow Amount from the Bank Escrow Accounts on a pro rata basis among the Bank Escrow Accounts (net of fees and expenses owed to the Bank Escrow Parties) to the Paying Agent (the making of such payment, the “Debt Funding”), and

•	to each Bank Escrow Party the respective amount of the Bank Escrow Fund, if any, including the applicable Bank Escrow Party’s pro rata percentage of the fees and expenses owed to the Bank Escrow Parties, that after payment of the Debt Funding remains in such Bank Escrow Party’s Escrow Account;

•	pay from the Buyer Escrow Accounts by wire transfer of same day funds

•	an aggregate amount equal to the Buyer Escrow Amount from the Buyer Escrow Accounts on a pro rata basis to the Paying Agent (the making of such payment, the “Sponsor Equity Funding”), and

•	to each Buyer Designee, the respective amount in the Buyer Escrow Fund, if any, that remains after payment of the Sponsor Equity Funding in such Buyer Designee’s Escrow Account; and

•	deliver to Holdings all of the certificates evidencing the Management Escrow Shares other than the Founder Election Shares (together with the stock powers or equivalent transfer instruments, if any, related thereto that were delivered to the Escrow Agent).

Notwithstanding the foregoing disbursement provisions, concurrently with the delivery of the Closing Notice, Holdings may deliver to the Escrow Agent written notice of Holdings’ determination that there is an Equity Surplus and the amount thereof (the “Equity Surplus Notice”). “Equity Surplus” means, as of the Anticipated Closing Date, an amount that in Holdings’ judgment, equals the positive difference, if any, between

•	the aggregate amount of funds then available to Merger Sub to consummate the merger from borrowings, equity contributions, cash available to Clear Channel and shares of common stock of Holdings and

•	the aggregate amount of funds that are needed to pay the aggregate merger consideration under the merger agreement and the expenses related to the merger and to meet Clear Channel’s anticipated post-merger cash requirements.

If Holdings delivers an Equity Surplus Notice, and Holdings and Clear Channel have delivered joint confirmation to the Escrow Agent that the full amount of the Cash Consideration is being delivered to the Paying Agent as required by the merger agreement, pro rata portions of the respective Escrow Amounts deposited in the Buyer Escrow Accounts and the Management Escrow Account that aggregate to the amount of the Equity Surplus will be returned to the respective depositors thereof, and both the amount of the Sponsor Equity Funding and the number of Management Escrow Shares will be correspondingly reduced. Clear Channel and Holdings may agree that less than a pro rata portion of the Management Escrow Shares will be returned to the Management Investors, in which case the portion of the Equity Surplus that would otherwise have been returned to the Management Investors will instead be returned to the Buyer Designees. In no event may the amount of Sponsor Equity Funding and the number of Clear Channel common stock deliverable be reduced to the extent that, as a result thereof, the conditions precedent to the debt financing that are set forth in any Financing Agreement would not be satisfied.

Termination of Merger Agreement

Termination when there is a Company Breach or Buyer Breach

If Holdings and Clear Channel jointly notify the Escrow Agent and the Bank Escrow Parties in writing that the Merger Agreement has been terminated (a “Termination Notice”) (other than as a result of the failure to obtain shareholder approval of the merger) under circumstances when the Merger Agreement is validly terminable due to a breach by the Company or a breach by Merger Sub, Holdings and/or the Fincos, then, unless the Bank Escrow Parties shall have delivered to the Escrow Agent, Holdings and Clear Channel a written notice no later than three business days after the giving the Termination Notice that the Bank Escrow Parties dispute the grounds for termination specified in the Termination Notice, on the third business day after the giving of the Termination Notice, the Escrow Agent shall deliver:

•	to each Bank Escrow Party the respective portion of the Bank Escrow Fund on deposit in such Bank Escrow Party’s Escrow Account (with letters of credit to be delivered in kind); provided that if the Merger Agreement has been terminated, or was validly terminable, by the Company due to a breach by the Fincos, Holdings or Merger Sub that was the result, in whole or in material part, of a breach by any of the Bank Escrow Parties of the Escrow Agreement, the Settlement Agreement or any of the Financing Agreements, then there shall be first withdrawn from each Bank Escrow Party’s Escrow Account and paid

•	to Clear Channel an amount equal to that Bank Escrow Party’s pro rata percentage of the Merger Sub Termination Fee, and

•	except in the case where the Merger Agreement was terminated by Clear Channel because the board of directors determined that an unsolicited Competing Proposal is a Superior Proposal or by the Fincos because the board of directors effects a Change of Recommendation or fails to reconfirm its recommendation in favor of the merger upon request, to Holdings or its designees cash in an amount equal to such Bank’s pro rata percentage of $150,000,000 as reimbursement for fees, costs and expenses of the Fincos, Merger Sub and Holdings in connection with the Merger.

•	the entire Buyer Escrow Fund to Holdings or its designees (with letters of credit to be delivered in kind); provided that if the Merger Agreement has been terminated, or was validly terminable, due to a breach by the Fincos, Holdings or Merger Sub that was not the result, in whole or in material part, of a breach by any of the Bank Escrow Parties of the Escrow Agreement, the Settlement Agreement or any of the Financing Agreements, then there shall be first withdrawn from each Buyer Designee’s Escrow Account and paid to Clear Channel an amount equal to such Buyer Designee’s pro rata percentage of the Merger Sub Termination Fee;

•	all of the Management Escrow Shares (including all of the Founder Election Shares) to the Management Investors who are the record owners thereof (together with the stock powers, if any, related thereto that were delivered to the Escrow Agent);

•	to the extent not previously delivered to the Paying Agent, all of the Highfields Escrow Shares to Highfields Management (together with the stock powers, if any, related thereto that were delivered to the Escrow Agent); and

•	to the extent not previously delivered to the Paying Agent, all of the Abrams Escrow Shares to the Abrams Investors on whose behalf such Abrams Escrow Shares were deposited in the Abrams Escrow Account (together with the stock powers, if any, related thereto that were delivered to the Escrow Agent).

Termination due to Failure to Obtain Shareholder Approval or when there is not a Company Breach or Buyer Breach

If Holdings and Clear Channel give the Escrow Agent and the Bank Escrow Parties a Termination Notice specifying that the Merger Agreement has been terminated due to the failure to obtain the shareholder approval of the merger or any other reason when the Merger Agreement is not validly terminable due to a breach by the Company or a breach by the Fincos, Holdings or Merger Sub, then, unless the Bank Escrow Parties shall have delivered to the Escrow Agent, Holdings and Clear Channel a written notice no later than three business days after the giving the Termination Notice that the Bank Escrow Parties dispute the grounds for termination specified in the Termination Notice, on the third business day after the giving of the Termination Notice, the Escrow Agent shall deliver:

•	to each Bank Escrow Party the respective portion of the Bank Escrow Fund on deposit in such Bank Escrow Party’s Escrow Account (with Approved Letters of Credit to be delivered in kind), after first deducting from each Bank Escrow Party’s Escrow Account and paying

•	to Clear Channel cash in an amount equal to such Bank Escrow Party’s pro rata percentage of the Merger Sub Termination Fee and

•	except in the case where the Merger Agreement was terminated by Clear Channel because the board of directors determined that an unsolicited Competing Proposal is a Superior Proposal or by the Fincos because the board of directors effects a Change of Recommendation or fails to reconfirm its recommendation in favor of the merger upon request, to Holdings or its designees cash in an amount equal to such Bank’s pro rata percentage of $150,000,000 that will be paid pursuant to the Escrow Agreement as reimbursement for fees, costs and expenses of the Fincos, Merger Sub and Holdings in connection with the Merger;

•	the entire Buyer Escrow Fund to Holdings or its designees; and

•	all of the Management Escrow Shares, Founder Election Shares, Highfields Escrow Shares and Abrams Escrow Shares in the same manner as discussed in the disbursement circumstances that are described above.

MARKET PRICES OF CLEAR CHANNEL COMMON STOCK AND DIVIDEND DATA

Our common stock is traded on the NYSE under the symbol “CCU.” The following table sets forth the intraday high and low sales price per share of Clear Channel’s common stock on the NYSE and cash dividend declared for the periods indicated:

			Cash
			Dividend
	High	Low	Declared

2006
First Quarter	$32.84	$27.82	$.1875
Second Quarter	31.54	27.34	.1875
Third Quarter	31.64	27.17	.1875
Fourth Quarter	35.88	28.83	.1875
2007
First Quarter	$37.55	$34.45	$.1875
Second Quarter	38.58	34.90	.1875
Third Quarter	38.24	33.51	.1875
Fourth Quarter	38.02	32.02	.1875
2008
First Quarter	$36.55	$25.90	—
Second Quarter (through June 20, 2008)	$35.50	$26.74	—

On October 24, 2006, which was the trading day immediately prior to the date on which we announced that Clear Channel’s board of directors was exploring possible strategic alternatives for Clear Channel to enhance shareholder value, Clear Channel’s common stock closed at $32.20 per share, and the average closing stock price of Clear Channel common stock during the 60 trading days ended October 24, 2006 was $29.27 per share. On November 15, 2006, which was the last trading day before we announced that Clear Channel’s board of directors has approved the merger agreement, Clear Channel common stock closed at $34.12 per share. On May 9, 2008, which was the last trading day before we announced that the parties to the Actions were engaged in settlement discussions, Clear Channel common stock closed at $30.00 per share. On June 20, 2008, which was the last trading day before the date of this proxy statement/prospectus, Clear Channel common stock closed at $35.44 per share. You are encouraged to obtain current market quotations for Clear Channel common stock in connection with voting your shares.

As of June 19, 2008, there were 498,146,823 shares of Clear Channel common stock outstanding held by approximately 3,058 holders of record.

DELISTING AND DEREGISTRATION OF CLEAR CHANNEL COMMON STOCK

If the merger is completed, Clear Channel’s common stock will be delisted from the NYSE and deregistered under the Exchange Act, and Clear Channel will no longer file periodic reports with the SEC on account of Clear Channel’s common stock.

Holdings Class A common stock is not currently traded or quoted on a stock exchange is not expected to be traded on a national securities exchange subsequent to the merger. It is anticipated that, after the merger, Holdings Class A common stock will be registered under the Exchange Act and will be quoted on the Over-the-Counter-Bulletin Board. Upon consummation of the merger, Holdings will file the reports specified in Section 13(a) of the Exchange Act and the rules thereunder for a period of two years following the merger.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information concerning the beneficial ownership of Clear Channel common stock as of June 19, 2008 for each member of Clear Channel’s board of directors, each of Clear Channel’s named executive officers, Clear Channel’s directors and executive officers as a group and each person known to Clear Channel to own beneficially more than 5% of the outstanding Clear Channel common stock. At the close of business on June 19, 2008, there were 498,146,823 shares of Clear Channel common stock outstanding. Except as otherwise noted, each shareholder has sole voting and investment power with respect to the shares beneficially owned.

Please see the footnotes below for the disclosure required by the Exchange Act, for each of the parties listed below. We obtained the information presented below for shareholders other than executive officers and directors from Form 13Fs, Schedule 13Gs and amendments thereto, which reflect beneficial ownership as of the dates indicated in the Form 13Fs, Schedule 13Gs or amendments thereto.

	Amount and
	Nature of
	Beneficial		Percent of
Name	Ownership(1)		Class

Alan D. Feld	60,619	(2)	*
Perry J. Lewis	128,645	(3)	*
L. Lowry Mays	31,190,764	(4)	6.2%
Mark P. Mays	3,360,400	(5)	*
Randall T. Mays	2,838,984	(6)	*
B. J. McCombs	4,818,447	(7)	1.0%
Phyllis B. Riggins	21,308	(8)	*
Theodore H. Strauss	200,565	(9)	*
J. C. Watts	25,291	(10)	*
John H. Williams	60,279	(11)	*
John B. Zachry	11,500	(12)	*
John E. Hogan	528,091	(13)	*
Paul J. Meyer	21,874		*
Herb Hill	148,039	(14)	*
Andrew W. Levin	105,470	(15)	*
UBS(16)	28,864,257		5.8%
Highfields Capital Management LP(17)	38,133,415		7.7%
All Directors and Executive Officers as a Group (15 persons)	42,188,354	(18)	8.4%

*	Percentage of shares beneficially owned by such person does not exceed one percent of the class so owned.

(1)	Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise, has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership by a person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. Unless otherwise indicated, the number of shares shown includes outstanding shares of common stock owned as of April 18, 2008 by the person indicated and shares underlying options owned by such person on April 18, 2008 that are exercisable within 60 days of that date.

(2)	Includes 39,165 shares subject to options held by Mr. Feld. Excludes 9,000 shares owned by Mr. Feld’s wife, as to which Mr. Feld disclaims beneficial ownership.

(3)	Includes 58,488 shares subject to options held by Mr. Lewis, 39,953 of which are held in a margin account. Excludes 3,000 shares owned by Mr. Lewis’ wife, as to which Mr. Lewis disclaims beneficial ownership.

(4)	Includes 2,473,076 shares subject to options held by Mr. L. Lowry Mays, 48,456 shares held by trusts of which Mr. L. Lowry Mays is the trustee, but not a beneficiary, 26,905,357 shares held by the LLM Partners Ltd of which Mr. L. Lowry Mays shares control of the sole general partner, 1,532,120 shares held by the Mays Family Foundation and 92,319 shares held by the Clear Channel Foundation over which Mr. L. Lowry Mays has either sole or shared investment or voting authority. Mr. L. Lowry Mays’ address is c/o Clear Channel, 200 East Basse Road, San Antonio, Texas 78209.

(5)	Includes 992,249 shares subject to options held by Mr. Mark P. Mays, 343,573 shares held by trusts of which Mr. Mark P. Mays is the trustee, but not a beneficiary, and 1,022,293 shares held by the MPM Partners, Ltd. Mr. Mark P. Mays controls the sole general partner of MPM Partners, Ltd. Also includes 648,604 shares and 12,290 shares, which represent shares in LLM Partners.

(6)	Includes 992,249 shares subject to options held by Mr. Randall T. Mays, 359,517 shares held by trusts of which Mr. Randall T. Mays is the trustee, but not a beneficiary, and 619,761 shares held by RTM Partners, Ltd. Mr. Randall T. Mays controls the sole general partner of RTM Partners, Ltd. Also includes 519,264 shares and 8,193 shares, which represent shares in LLM Partners.

(7)	Includes 52,864 shares subject to options held by Mr. McCombs and 4,763,083 shares held by the McCombs Family Partners, Ltd. of which Mr. McCombs is the general partner and all of which are held in a margin account. Excludes 27,500 shares held by Mr. McCombs’ wife, as to which Mr. McCombs disclaims beneficial ownership.

(8)	Includes 7,833 shares subject to options held by Ms. Riggins.

(9)	Includes 39,165 shares subject to options held by Mr. Strauss, and 72,087 shares held by the THS Associates L.P. of which Mr. Strauss is the general partner.

(10)	Includes 15,666 shares subject to options held by Mr. Watts.

(11)	Includes 39,165 shares subject to options held by Mr. Williams. Excludes 9,300 shares held by Mr. Williams’ wife, as to which Mr. Williams disclaims beneficial ownership.

(12)	Includes 9,000 shares subject to options held by Mr. Zachry.

(13)	Includes 391,084 shares subject to options held by Mr. Hogan.

(14)	Includes 33,131 shares subject to options held by Mr. Hill, 1,600 shares held by Mr. Hill’s son, and 4,320 shares held by trusts

(15)	Includes 70,717 shares subject to options held by Mr. Levin.

(16)	The address of UBS AG is: Bahnhofstrasse 45, PO Box CH-8021, Zurich, Switzerland. The information included herein is based solely on a Schedule 13G filed by UBS AG on February 11, 2008.

(17)	The address of Highfields Capital Management LP is: John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds: Highfields Capital I LP, Highfields Capital II, LP, and Highfields Capital III L.P. (collectively, the “Funds”). Each of Highfields GP LLC, the General Partner of Highfields Capital Management, Highfields Associates LLC, the General Partner of the Funds, and Jonathon Jacobson and Richard Grubman, the Managing Members of Highfields GP and the Senior Managing Members of Highfields Associates, by virtue of their voting and investment control with respect to the shares beneficially held by Highfields Capital Management L.P., may also be deemed to beneficially hold the shares beneficially held by Highfields Capital Management L.P. The information included herein is based solely upon a Schedule 13D of Highfields Capital Management L.P. as amended through May 15, 2008.

(18)	Includes 5,213,852 shares subject to options held by such persons, 612,295 shares held by trusts of which such persons are trustees, but not beneficiaries, 26,905,357 shares held by the LLM Partners Ltd, 1,022,293 shares held by the MPM Partners, Ltd., 619,761 shares held by the RTM Partners, Ltd, 4,763,083 shares held by the McCombs Family Partners, Ltd, 72,087 shares held by the THS Associates L.P., 1,532,120 shares held by the Mays Family Foundation and 92,319 shares held by the Clear Channel Foundation.

HOLDINGS’ STOCK OWNERSHIP AFTER THE MERGER

After the merger, and depending upon the number of Clear Channel shareholders who elect to receive Merger Consideration in the form of Class A common stock of Holdings, the outstanding capital stock of Holdings will be owned as follows:

•	up to 30% of Holdings’ outstanding capital stock and voting power (assuming that there is no issuance of Additional Equity Consideration and excluding any shares of Class A common stock of Holdings held by certain Clear Channel employees as a result of the rollover investments discussed above in “Interests of Clear Channel’s Directors and Executive Officers in the Merger — Equity Rollover”), will be held in the form of shares of Class A common stock issued to former Clear Channel shareholders who have elected to receive shares of Class A common stock in connection with the merger; and

•	the remaining shares of outstanding capital stock of Holdings (approximately 70% assuming that there is no issuance of Additional Equity Consideration and that Clear Channel shareholders elect to receive the maximum permitted amount of Stock Consideration in the merger and subject to reduction on account of the rollover investments in Holdings Class A common stock referenced above) will be held in the form of Class B common stock and Class C common stock issued to affiliates of the Sponsors as part of the Equity Financing.

Upon consummation of the merger, Mark P. Mays, the Chief Executive Officer of Clear Channel, and Randall T. Mays, the President and Chief Financial Officer of Clear Channel, will each receive a grant of approximately 510,000 shares of Holdings Class A common stock, subject to certain vesting requirements, pursuant to their new employment arrangements with Holdings.

As described in “The Merger — New Equity Incentive Plan” above, Holdings intends to adopt an equity incentive plan, pursuant to which Holdings may grant options to purchase up to 10.7% of the fully diluted equity of Holdings to be outstanding immediately after consummation of the merger.

STOCKHOLDERS AGREEMENT

Parties

Holdings expects, prior to the consummation of the merger, to enter into a stockholders agreement with Merger Sub, certain of Clear Channel’s executive officers and directors who are expected to become stockholders of Holdings (the “executive stockholders”), including Mark P. Mays, Randall T. Mays and L. Lowry Mays, CCC IV and CCC V. As summarized below, it is anticipated that the stockholders agreement would contain various rights and obligations related to the parties’ shareholdings, although any shares of Holdings common stock that Mark P. Mays, Randall T. Mays, L. Lowry Mays or their estate-planning entities should acquire pursuant to Stock Elections would not be subject to the agreement.

Holdings, CCC IV and CCC V, which we refer to as the “Lead Investors,” also expect to enter into a separate agreement with Mark P. Mays, Randall T. Mays and L. Lowry Mays (the “Mays executives”). It is anticipated that this agreement would provide Holdings and each Mays executive with “call” and “put” rights, respectively, over certain shares of Holding common stock held by a Mays executive and his related parties upon the termination of his employment with Holdings and its subsidiaries.

Voting Agreements

Under the stockholders agreement, the parties would agree to vote their shares that would be subject to the agreement to establish and maintain the size of Holdings’ board of directors at 12 or any other number greater than 10 specified by those parties that would qualify under the stockholders agreement as constituting a “Requisite Capital IV Majority”, which upon the closing of the merger would be CCC IV and otherwise generally would need to include each Sponsor (or one of its affiliates) for as long as it (or one of its affiliates) were a stockholder of Holdings. In elections to the board of directors of Holdings, the stockholders agreement would require the parties to vote for (i) Mark P. Mays and Randall T. Mays for as long as they were officers of Holdings and Clear Channel,

(ii) the persons nominated to serve as Holdings’ independent directors pursuant to its certificate of incorporation and by-laws and the Highfields Voting Agreement (who will initially be Jonathon Jacobson and David Abrams) and (ii) each other person designated by a Requisite Capital IV Majority. The stockholders agreement would contemplate that the board of directors of Holdings would have an audit committee, a compensation committee and a nominating committee and that at least one member of each of those committees would be designated by each Sponsor or its affiliates. Unless a Requisite Capital IV Majority were to determine otherwise or the provisions of applicable law or the rules of any national securities exchange that might become applicable to Holdings were to require earlier termination, these voting and governance-related provisions of the stockholders agreement would be expected to continue after a change of control of Holdings and/or the first public offering of its shares of common stock following the closing date of the merger (the “qualified public offering”).

Transfer Restrictions

The stockholders agreement is expected to contain restrictions on the parties’ ability to transfer shares of Holdings common stock, such as a prohibition on transferring shares to competitors of Holdings and its subsidiaries in certain private and public sales without the approval of a Requisite Capital IV Majority. Mark P. Mays, Randall T. Mays, L. Lowry Mays and their related parties would generally be restricted from initiating transfers of their shares of Holdings common stock that would be subject to the stockholders agreement until the earlier of the seventh anniversary of the closing of the merger and the third anniversary of the qualified public offering. The other executive stockholders would generally be restricted from initiating transfers of their shares until the third anniversary of the qualified public offering. The transfer restrictions in the stockholders agreement would terminate upon a change of control.

“Drag-Along Rights”

It is expected that the stockholders agreement would provide that if the Lead Investors were to propose to sell 50% or more of their shares to a buyer that was not affiliated with the Sponsors or their affiliates, then a Requisite Capital IV Majority would have the right under the stockholders agreement to require all parties to the agreement to sell the same percentage of their shares to that buyer as long as the transaction were to result in a change of control of Holdings. A Requisite Capital IV Majority would also have the right to require the parties to the stockholders agreement to participate in a recapitalization of Holdings by exchanging or converting a given percentage of each class of stock that they held for different securities issued by Holdings or its subsidiaries or affiliates. Holdings would pay the reasonable legal fees and expenses of the Sponsors and their affiliates and the executive stockholders in any such sale or recapitalization transaction. The foregoing rights would terminate upon a change of control of Holdings.

“Tag-Along” and Other Sale Rights

The stockholders agreement would also provide that if any of the Lead Investors were to offer to sell any shares of Holdings common stock to a third-party buyer in a private transaction, the other parties to the stockholders agreement would have the right to include in that sale a pro rata portion of their shares that were subject to the agreement. Holdings would pay the reasonable costs and expenses of the Lead Investors that initiated any such sale, as well as the reasonable legal fees and expenses of the Sponsors and their affiliates and the executive stockholders. These rights would terminate upon the earlier to occur of a change of control and the qualified public offering. In the case of certain other transfers by the Lead Investors that did not permit participation by the executive stockholders and that occurred before the time when the executive stockholders would otherwise have the ability to initiate transfers of their shares, the executive stockholders would have the right to make public sales of a number of their shares that would be proportional (based on relative shareholdings) to the number of shares sold by the Lead Investors. This right would terminate upon a change of control.

Effect of Termination of Employment

The transfer restrictions expected to be included in the stockholders agreement notwithstanding, if an executive stockholder’s employment with Holdings or any of its subsidiaries were to terminate because of his or her death or disability, then the executive stockholder (or his or her estate) would have a one-year period in which to sell his or her vested shares of Holdings common stock to the public pursuant to Rule 144 under the Securities Act.

The separate agreement that Holdings and the Lead Investors expect to enter into with the Mays executives concurrently with the stockholders agreement would give Holdings a call option over certain shares of common stock held by a Mays executive and his related parties that would generally be exercisable for six months after the termination of the applicable Mays executive’s employment with Holdings and its subsidiaries. The shares subject to the call option would depend on the circumstances under which the applicable Mays executive’s employment were to end. The call option price would generally be the fair market value of the shares as of the date Holdings notified the Mays executive that it was exercising the call option, though following a termination by Holdings or its subsidiaries for “Cause” or by the Mays executive for other than “Good Reason” (as each of those terms would be defined in the employment agreement he is expected to enter into in connection with the closing of the merger), the agreement would permit Holdings to purchase any shares acquired upon the exercise of options awarded to the Mays executive under Holdings’ new equity incentive plan for a price equal to the cost the Mays executive paid to acquire those shares (i.e., the applicable option exercise price).

In addition, each Mays executive would have the option, under conditions that would be detailed in that separate agreement, to put back to Holdings certain of his and his related parties’ shares of Holdings common stock following the termination of his employment with Holdings and its subsidiaries. The shares subject to this put option, which would generally be exercisable for up to six months after the termination of the applicable Mays executive’s employment with Holdings or its subsidiaries, would depend on the circumstances under which the applicable Mays executive’s employment were to end. For example, shares acquired upon the exercise of options awarded to the Mays executives under Holdings’ new equity incentive plan, including the option grants for 2.5% of Holdings’ fully-diluted equity that are expected to be awarded to each of Mark P. Mays and Randall T. Mays upon the closing of the merger, would be subject to the put option only if a Mays executive’s employment were to terminate due to his death or “Disability” (as would be defined in the employment agreement he is expected to enter into in connection with the closing of the merger). The put option price would generally be the fair market value of the shares being put to Holdings as of the date the applicable Mays executive delivered notice he was exercising his put option, but if a Mays executive’s employment terminated due to his death or Disability or because he was terminated without “Cause” or he terminated his employment with “Good Reason” (as each of those terms would be defined in the employment agreement he is expected to enter into in connection with the closing of the merger), then the put option price for the $20 million in restricted stock of Holdings that he is expected to be granted upon the closing of the merger would be $36.00 per share, regardless of its actual fair market value on the date of the put notice. Accordingly, in those circumstances, the aggregate put option price for the restricted stock held by a Mays executive would be $20 million if it were all put back to Holdings by the Mays executive or his related parties. The call and put options described in this summary would terminate upon the earlier to occur of a change of control and the qualified public offering.

Participation Rights in Future Issuances

If Holdings or any of its subsidiaries were to propose to issue equity securities to the Lead Investors or any other affiliates of the Sponsors, then, except in limited circumstances, the stockholders agreement would require Holdings or the applicable subsidiary to first offer each party to the stockholder agreement the right to purchase its pro rata share (based on relative shareholdings, excluding options) of the equity securities being issued. Holdings would pay the reasonable legal fees and expenses of the Sponsors and their affiliates and the executive stockholders in any such issuance. These rights would terminate on the earlier to occur of a change of control and the qualified public offering.

Registration Rights

The stockholders agreement would give the Lead Investors the right to require Holdings to register (including by means of a “shelf” registration statement permitting sales of shares from time to time over an extended period) shares of Holdings common stock held by the requesting Lead Investors for sale to the public under the Securities Act, subject to certain limitations, such as a requirement that only a Requisite Capital IV Majority would have the right to initiate the qualified public offering in this manner. In connection with each underwritten public offering, the parties to the stockholders agreement would agree to enter into a customary lock-up agreement covering a period of no greater than 90 days, unless the offering were (or preceded) the qualified public offering, in which case the lock-up period could be up to 180 days. The stockholder agreement is also expected to provide that if Holdings were to register shares of its common stock for sale to the public for its own account or that of any other person, then the parties to the stockholder agreement meeting certain shareholding or other requirements would have the right to request that the offering and sale of their shares of common stock be included in any such registration statement, unless the offering constituted a qualified public offering that had not been initiated by a Requisite Capital IV Majority. In an underwritten registered offering, the rights of the stockholder parties to the agreement to include their shares in the offering would be subject to the possibility of a pro rata underwriter’s cutback if the underwriter determined that marketing factors required a limitation on the number of shares to be included in the offering. Holdings would pay for the reasonable fees and disbursements of counsel for the stockholders participating in any such registered offering as well as certain other expenses.

The stockholders agreement would contain customary indemnification provisions in favor of the parties and any person who might be deemed a controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and related parties against liabilities under the Securities Act incurred in connection with the registration of any debt or equity securities of Holdings or its subsidiaries. These provisions would provide indemnification against certain liabilities arising under the Securities Act and certain liabilities resulting from violations of other applicable laws in connection with any filing or other disclosure made by Holdings under the securities laws relating to any such registrations. Holdings would reimburse such persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that it would not be required to indemnify any such person or reimburse related legal or other expenses if such loss or expense were to arise out of or be based on any untrue statement or omission made in reliance upon and in conformity with written information provided by such person for use in such filing or other disclosure.

Withdrawal

If the Lead Investors, the executive stockholders and their respective permitted transferees collectively were to hold less than 33% of the shares that they held subject to the stockholders agreement as of the closing of the merger, then any party to the stockholders agreement that, together with its affiliates, were to hold less than 1% of the outstanding shares of Holdings common stock would have the option to withdraw from the stockholders agreement.

DESCRIPTION OF HOLDINGS’ CAPITAL STOCK

Capitalization

Following the merger, the total number of shares of capital stock that Holdings will have authority to issue will 650,000,000 shares of common stock, par value $0.001 per share, of which (i) 400,000,000 shares will be designated Class A common stock, (ii) 150,000,000 shares will be designated Class B common stock and (iii) 100,000,000 shares will be designated Class C common stock. Except as provided below or as otherwise required by the DGCL, all shares of Class A common stock, Class B common stock and Class C common stock will have the same powers, privileges, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, and will be identical to each other in all respects.

Voting Rights and Powers

Except as otherwise provided below or as otherwise required by law, with respect to all matters upon which stockholders are entitled to vote, the holders of the outstanding shares of Class A common stock and Class B common stock will vote together with the holders of any other outstanding shares of capital stock of Holdings entitled to vote, without regard to class. Every holder of outstanding shares of Class A common stock will be entitled to cast thereon one vote in person or by proxy for each share of Class A common stock standing in his name. Every holder of outstanding shares of Class B common stock will be entitled to cast thereon, in person or by proxy, for each share of Class B common stock, a number of votes equal to the number obtained by dividing (a) the sum of total number of shares of Class B common stock outstanding as of the record date for such vote and the number of

Class C common stock outstanding as of the record date for such vote by (b) the number of shares of Class B common stock outstanding as of the record date for such vote. The affirmative vote of the holders of a majority of the voting power of the Class A common stock and Class B common stock, on a combined basis, as of any time is referred to as the “majority common stock approval.” Except as otherwise required by law, the holders of outstanding shares of Class C common stock will not be entitled to any votes upon any questions presented to stockholders of Holdings, including, but not limited to, whether to increase or decrease the number of authorized shares of Class C common stock.

Dividends

Except as otherwise required by the DGCL, the holders of Class A common stock, Class B common stock and Class C common stock will be entitled to receive ratably such dividends, other than share distributions (as hereinafter defined), as may from time to time be declared by the board of directors of Holdings out of funds legally available therefor. The board of directors may, at its discretion, declare a dividend of any securities of Holdings or of any other corporation, limited liability company, partnership, joint venture, trust or other legal entity (a “share distribution”) to the holders of shares of Class A common stock, Class B common stock and Class C common stock (i) on the basis of a ratable distribution of identical securities to holders of shares of Class A common stock, Class B common stock and Class C common stock or (ii) on the basis of a distribution of one class or series of securities to holders of shares of Class A common stock and one or more different classes or series of securities to holders of Class B common stock and Class C common stock, as applicable, provided that the securities so distributed (and, if the distribution consists of convertible or exchangeable securities, the securities into which such convertible or exchangeable securities are convertible or for which they are exchangeable) do not differ in any respect other than (a) differences in conversion rights consistent in all material respects with differences in conversion rights between Class A common stock, Class B common stock and Class C common stock and (b) differences in their voting rights and powers so long as immediately following any share distribution, the ratio of the total number of votes exercisable in the aggregate by the holders of the Class B common stock and the Class C common stock (whether attributable to the shares of Class B common stock or Class C common stock or the securities so distributed (and, if the distribution consists of convertible or exchangeable securities, the securities into which such convertible or exchangeable securities are convertible or for which they are exchangeable)) to the total number of votes exercisable by the holders of the Class A common stock (whether attributable to the shares of Class A common stock or the securities so distributed (and, if the distribution consists of convertible or exchangeable securities, the securities into which such convertible or exchangeable securities are convertible or for which they are exchangeable)), does not exceed the ratio existing immediately prior to such share distribution.

Distribution of Assets Upon Liquidation

In the event Holdings will be liquidated, dissolved or wound up, whether voluntarily or involuntarily, the net assets of Holdings remaining thereafter will be divided ratably among the holders of Class A common stock, Class B common stock and Class C common stock.

Split, Subdivision or Combination

If Holdings will in any manner split, subdivide or combine the outstanding shares of Class A common stock, Class B common stock or Class C common stock, whether by reclassification, share distribution or otherwise, the outstanding shares of the other classes of common stock will be proportionally split, subdivided or combined in the same manner and on the same basis as the outstanding shares of the other class of common stock have been split, subdivided or combined, whether by reclassification, share distribution or otherwise.

Conversion

Subject to the limitations set forth below, each record holder of shares of Class B common stock or Class C common stock may convert any or all of such shares into an equal number of shares of Class A common stock by delivering written notice to Holdings’ transfer agent stating that such record holder desires to convert such shares into the same number of shares of Class A common stock and requesting that Holdings issue all of such Class A common stock to the persons named therein, setting forth the number of shares of Class A common stock to be issued to each such person (and, in the case of a request for registration in a name other than that of such record holder, providing proper evidence of succession, assignation or authority to transfer), accompanied by payment of documentary, stamp or similar issue or transfer taxes, if any.

Certain Voting Rights

In addition to any other approval required by law or by the charter, any consolidation of Holdings with another corporation or entity, any merger of Holdings into another corporation or entity or any merger of any other corporation or entity into Holdings pursuant to which shares of common stock are converted into or exchanged for any securities or any other consideration will require majority common stock approval.

Change in Number of Shares Authorized

Except as otherwise provided in the provisions establishing a class of stock, the number of authorized shares of any class or series of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of Holdings entitled to vote irrespective of the provisions of Section 242(b)(2) of the DGCL.

Restrictions on Stock Ownership or Transfer

Holdings may restrict the ownership, or proposed ownership, of shares of capital stock of Holdings by any Person if such ownership or proposed ownership (a) is or could be inconsistent with, or in violation of, any provision of the Federal Communications Laws (as hereinafter defined), (b) limits or impairs or could limit or impair any business activities or proposed business activities of Holdings under the Federal Communications Laws or (c) subjects or could subject Holdings to any regulation under the Federal Communications Laws to which Holdings would not be subject but for such ownership or proposed ownership (clauses (a), (b) and (c) collectively, “FCC Regulatory Limitations”). The term “Federal Communications Laws” will mean any law of the United States now or hereafter in effect (and any regulation thereunder), including, without limitation, the Communications Act of 1934, as amended, and regulations thereunder, pertaining to the ownership and/or operation or regulating the business activities of (x) any television or radio station, cable television system or other medium of mass communications or (y) any provider of programming content to any such medium.

Requests for Information

If Holdings believes that the ownership or proposed ownership of shares of capital stock of Holdings by any stockholder may result in an FCC Regulatory Limitation, such stockholder will furnish promptly to Holdings such information (including, without limitation, information with respect to citizenship, other ownership interests and affiliations) as Holdings will request.

Denial of Rights, Refusal to Transfer

If (a) any stockholder from whom information is requested pursuant to the above provisions should not provide all the information requested by Holdings, or (b) Holdings will conclude that a stockholder’s ownership or proposed ownership of, or that a stockholder’s exercise of any rights of ownership with respect to, shares of capital stock of Holdings results or could result in an FCC Regulatory Limitation, then, in the case of either clause (a) or clause (b), Holdings may (i) refuse to permit the transfer of shares of capital stock of Holdings to such proposed stockholder, (ii) suspend those rights of stock ownership the exercise of which causes or could cause such FCC Regulatory Limitation, (iii) require the conversion of any or all shares of Class A common stock or Class B common stock held by such stockholder into an equal number of shares of Class C common stock, (iv) refuse to permit the conversion of shares of Class B common stock or Class C common stock into Class A common stock, (v) redeem such shares of capital stock of Holdings held by such stockholder in accordance with the provisions set forth below, and/or (vi) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such stockholder or proposed transferee, with a view towards obtaining such information or preventing or curing any situation which causes or could cause an FCC Regulatory Limitation. Any such refusal of transfer. Suspension of rights or refusal to convert pursuant to clauses (i), (ii) and (iv), respectively, of the immediately preceding sentence will remain in effect until the requested information has been received and Holdings has determined that such transfer, or the exercise of such suspended rights, as the case may be, will not result in an FCC Regulatory Limitation. The terms and conditions of redemption pursuant to foregoing provisions will be as follows:

(i) the redemption price of any shares to be redeemed will be equal to the Fair Market Value (as hereinafter defined) of such shares;

(ii) the redemption price of such shares may be paid in cash, Redemption Securities (as hereinafter defined) or any combination thereof;

(iii) if less than all such shares are to be redeemed, the shares to be redeemed will be selected in such manner as will be determined by the board of directors of Holdings, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the board of directors;

(iv) at least 15 days’ written notice of the Redemption Date (as hereinafter defined) will be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder); provided that the Redemption Date may be the date on which written notice will be given to record holders if the cash or Redemption Securities necessary to effect the redemption will have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed;

(v) from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption (including, without limitation, any rights to vote or participate in dividends declared on stock of the same class or series as such shares), will cease and terminate and the holders of such shares will thenceforth be entitled only to receive the cash or Redemption Securities payable upon redemption; and

(vi) such other terms and conditions as the board of directors will determine.

As used herein, certain capitalized terms will have the definitions set forth below.

“Fair Market Value” will mean, with respect to a share of Holdings’ capital stock of any class or series, the volume weighted average sales price for such a share on the New York Stock Exchange or, if such stock is not listed on such exchange, on the principal U.S. registered securities exchange on which such stock is listed, during the 30 most recent days on which shares of stock of such class or series will have been traded preceding the day on which notice of redemption will be given; provided, however, that if shares of stock of such class or series are not listed or traded on any securities exchange, “Fair Market Value” will be determined by the board of directors in good faith; and provided, further, that “Fair Market Value” as to any stockholder who purchased his stock within 120 days of a Redemption Date need not (unless otherwise determined by the board of directors) exceed the purchase price paid by him.

“Redemption Date” will mean the date fixed by the board of directors for the redemption of any shares of stock of Holdings.

“Redemption Securities” will mean any debt or equity securities of Holdings, any subsidiary of Holdings or any other corporation or other entity, or any combination thereof, having such terms and conditions as will be approved by the board of directors and which, together with any cash to be paid as part of the redemption price, in the opinion of any nationally recognized investment banking firm selected by the board of directors (which may be a firm which provides other investment banking, brokerage or other services to Holdings), has a value, at the time notice of redemption is given, at least equal to the Fair Market Value of the shares to be redeemed (assuming, in the case of Redemption Securities to be publicly traded, such Redemption Securities were fully distributed and subject only to normal trading activity).

COMPARISON OF SHAREHOLDER RIGHTS

Clear Channel is incorporated under the laws of the State of Texas and the rights, preferences and privileges of shares of Clear Channel common stock are governed by Texas law, Clear Channel’s restated Articles of Incorporation, as amended (“Clear Channel’s Articles of Incorporation”) and Clear Channel’s Seventh Amended and

Restated Bylaws, as amended (“Clear Channel’s Bylaws”). Holders of shares of Clear Channel common stock who elect to receive the Stock Consideration will receive shares of Holdings Class A common stock. Holdings is incorporated under the laws of the State of Delaware and the rights, preferences and privileges of its stockholders are be governed by Delaware law, Holdings’ third amended and restated certificate of incorporation and Holdings’ amended and restated bylaws. The material differences between the rights of holders of shares of Holdings Class A common stock and the rights of holders of shares of Clear Channel common stock, which result from differences in Delaware and Texas law and the governing documents of the two companies, are summarized below.

The following summary does not purport to be a complete statement of the rights of holders of shares of Holdings common stock under applicable Delaware law, Holdings’ third amended and restated certificate of incorporation and Holdings’ amended and restated bylaws or a comprehensive comparison with the rights of the holders of shares of Clear Channel common stock under Texas law, Clear Channel’s Articles of Incorporation, and Clear Channel’s Bylaws, or a complete description of the specific provisions referred to in this proxy statement/prospectus. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL, the Texas Business Corporation Act (“TBCA”), the Texas Miscellaneous Corporation Laws Act (“TMCLA”) and the governing corporate documents of Holdings and Clear Channel, to which holders of shares of Clear Channel common stock are referred.

Certain differences between the DGCL and the TBCA or TMCLA, as well as a description of the corresponding provisions contained in Holdings’ and Clear Channel’s respective charter and bylaws, as such differences may affect the rights of shareholders, are set forth below. The following summary does not purport to be complete and is qualified in its entirety by the TBCA, TMCLA and the DGCL and applicable charter and bylaw provisions.

Merger

The DGCL § 251(b), (c), and (f) require approval of the board of directors and the affirmative vote of a majority of the outstanding stock entitled to vote on a merger in order to effect that merger. Unless required by its certificate of incorporation, no shareholder vote is required of a corporation surviving a merger if (1) such corporation’s certificate of incorporation is not amended by the merger; (2) each share of stock of such corporation will be an identical share of the surviving corporation after the merger; and (3) either no shares are to be issued by the surviving corporation or the number of shares to be issued in the merger does not exceed 20% of such corporation’s outstanding common stock immediately before the effective date of the merger.

The TBCA § 5.03(E) requires the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve a merger, or if any class of shares is entitled to vote as a class on the approval of a merger, the affirmative vote of the holders of at least two-thirds of the shares in each such class entitled to vote as a class and the affirmative vote of the holders of at least two-thirds of the shares otherwise entitled to vote. Similar voting requirements apply for share exchanges or conversions. The TBCA does not require a vote by the shareholders on a plan of merger if: (1) the corporation is the sole surviving corporation in the merger; (2) the articles of incorporation of the surviving corporation will not differ from its articles of incorporation before the merger; (3) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger; (4) the voting power of the number of voting shares outstanding immediately after the merger, plus the voting power of the number of voting shares issuable as a result of the merger, will not exceed by more than 20% the voting power of the total number of voting shares of the surviving corporation outstanding immediately before the merger; (5) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed by more than 20% the total number of participating shares of the corporation outstanding immediately before the merger; and (6) the board of directors of the corporation adopts a resolution approving the plan of merger.

Voting on Sale of Assets

Under DGCL § 271(a), a corporation may not sell all or substantially all of its assets unless the proposed sale is authorized by a majority of the outstanding shares of voting stock of the corporation. Holdings’ third amended and restated certificate of incorporation does not provide for a different vote than that required by Delaware law.

Under TBCA § 5.10(A)(4), there is a requirement for the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve the sale, lease, exchange or other disposition of all or substantially all the corporation’s assets if other than in the usual and regular course of business, or if any class of shares is entitled to vote as a class on the approval of the sale, lease, exchange or other disposition of all or substantially all the corporation’s assets, the vote required for approval of such transaction is the affirmative vote of the holders of at least two-thirds of the shares in each such class and the affirmative vote of the holders of at least two-thirds of the shares otherwise entitled to vote. The TBCA § 5.09(A) does not require shareholder approval of a sale of assets in the usual and regular course of business unless otherwise specified in the articles of incorporation. Under TBCA § 5.09(B), a sale of assets is deemed to be in the usual and regular course of business if the corporation will, directly or indirectly, either continue to engage in one or more businesses or apply a portion of the consideration received in connection with the transaction to the conduct of a business in which it engages after the transaction. Clear Channel’s Articles of Incorporation do not provide for a different vote than required by Texas law.

Antitakeover Provisions

DGCL § 203 generally prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder (defined as including the beneficial owner of 15 percent or more of a corporation’s voting shares), within three years after the person or entity becomes an interested shareholder, unless:

•	the board of directors has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested shareholder;

•	upon completion of the transaction that resulted in the person becoming an interested shareholder, the person owns at least 85 percent of the corporation’s voting shares, excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

•	after the person or entity becomes an interested shareholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3% of the outstanding voting shares not owned by the interested shareholder at an annual or special meeting of shareholders and not by written consent.

Holdings’ third amended and restated certificate of incorporation expressly states that Holdings will not be governed by DGCL § 203.

The TBCA § 13.03 provides that a Texas corporation with 100 or more shareholders may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “affiliated shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an affiliated shareholder unless:

•	the business combination or purchase or acquisition of shares made by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder, or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the affiliated shareholder became an affiliated shareholder.

A Texas corporation may elect to opt out of these provisions. Clear Channel has not made such an election.

Amendment of Certificate of Incorporation

Under DGCL § 242(b), after a corporation has received payment for its capital stock, amendments to a corporation’s certificate of incorporation must be approved by a resolution of the board of directors declaring the advisability of the amendment, and by the affirmative vote of a majority of the outstanding shares entitled to vote. If an amendment would increase or decrease the number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or other special rights of a class of outstanding shares so as to affect the class adversely, then a majority of shares of that class also must approve the amendment. The DGCL also permits a corporation to make provision in its certificate of incorporation requiring a greater proportion of voting power to approve a specified amendment. Holdings’ third amended and restated certificate of incorporation provides that Holdings will not amend its third amended and restated certificate of incorporation in a manner that would alter or change the powers, preferences or special rights of the Class A common stock in a manner that would not so affect all classes of common stock of Holdings without the consent of holders of a majority of the then-outstanding shares of Class A common stock.

Under TBCA § 4.02(A)(3), the Articles of Incorporation of Clear Channel may be amended only if the proposed amendment receives the affirmative vote of the holders of at least two-thirds of the outstanding shares of voting stock of Clear Channel entitled to vote on the amendment or the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class that are entitled to vote as a class on the amendment and of the total outstanding shares entitled to vote on the amendment.

Amendment of Bylaws

Under DGCL § 109, the power to adopt, amend or repeal a corporation’s bylaws resides with the shareholders entitled to vote on the bylaws, and with the directors of such corporation if such power is conferred upon the board of directors by the certificate of incorporation. Holdings’ third amended and restated certificate of incorporation provides that Holdings’ amended and restated bylaws may be amended by the board of directors of Holdings.

Under TBCA § 2.23(B) and Clear Channel’s Bylaws, the board of directors of Clear Channel may alter, amend or repeal Clear Channel’s Bylaws without shareholder approval, although bylaws made by Clear Channel’s board of directors, and the power conferred upon the board of directors to amend such bylaws, may be altered or repealed by a two-thirds vote by the shareholders.

Appraisal Rights

Under DGCL § 262, shareholders have appraisal rights when they hold their shares in the corporation through the effective date of a merger or consolidation, have not voted in favor of the merger or consolidation, and the corporation’s shares are not listed on a national securities exchange or held by more than 2,000 holders.

Under TBCA § 5.11, a shareholder generally has the right to dissent from any merger to which the corporation is a party, from any sale of all or substantially all assets of the corporation, or from any plan of exchange and to receive fair value for his or her shares. However, dissenters’ rights are not available with respect to a plan of merger in which there is a single surviving corporation, or with respect to any plan of exchange, if (i) the shares held by the shareholder are part of a class or series, shares of which are listed on a national securities exchange or held of record by not less than 2,000 holders on the record date fixed to determine the shareholders entitled to vote on the plan of merger or the plan of exchange, (ii) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares) to be provided to any other holder of shares of the same class or series held by such shareholder, and (iii) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for his or her shares any consideration other than (a) shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series of shares that are (1) listed, or authorized for listing upon official notice of issuance, on a national securities exchange, (2) approved for quotation on the NASDAQ National Market System, or (3) held of record by not less than 2,000 holders, and (b) cash in lieu of fractional shares otherwise entitled to be received. As such, the holders of shares of Clear Channel common stock are entitled to appraisal rights in connection with the merger.

Special Meetings

Under DGCL § 211(d), shareholders of Delaware corporations do not have a right to call special meetings unless such right is conferred upon the shareholders in the corporation’s certificate of incorporation or bylaws. Holdings’ Bylaws allow special meetings to be called at any time pursuant to a resolution of the board of directors.

Under TBCA § 2.24(C), special meetings of the shareholders may be called by the board of directors, the president, others permitted by the articles of incorporation or bylaws, or holders of at least 10% of the shares entitled to vote at the meeting. Clear Channel’s Bylaws provide that special meetings of the shareholders may be called by the chairman of the board, the chief executive officer, the president, the board of directors, or the holders of not less than three-tenths of all the shares entitled to vote at the meetings.

Actions Without a Meeting

Under DGCL § 228, any action by a corporation’s shareholders must be taken at a meeting of such shareholders, unless a consent in writing setting forth the action so taken is signed by the shareholders having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. Both Holdings’ third amended and restated certificate of incorporation and Holdings’ amended and restated bylaws are consistent with the requirements of Delaware law. In addition, Holdings’ third amended and restated certificate of incorporation provides that from and after the effective time of the merger, for so long as any Class A common stock is outstanding, any action that is taken without a meeting but by written consent of the shareholders will become effective on the tenth business day after public announcement by Holdings of the adoption of the consent.

Under TBCA § 9.10(A)(1), any action required to be taken at an annual or special meeting of shareholders may be taken without a meeting if all shareholders entitled to vote with respect to the action consent in writing to such action or, if the corporation’s articles of incorporation so provide, if a consent in writing is signed by holders of shares having not less than the minimum number of votes necessary to take such action at a meeting at which holders of all shares entitled to vote on the action were present and voted. Clear Channel’s Articles of Incorporation are consistent with the TBCA, and Clear Channel’s Bylaws provide for shareholder action by written consent if signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Nomination of Director Candidates by Shareholders

Holdings’ Bylaws establish procedures that shareholders must follow to nominate persons for election to Holdings’ board of directors. The nomination for election to the board of directors may be made pursuant to the notice of meeting, by or at the direction of the board of directors, or by any shareholder of the corporation who was entitled to vote at such meeting.

Clear Channel’s Articles of Incorporation do not contain provisions regarding the nomination of directors. Clear Channel’s Bylaws provide that shareholders who are shareholders of record at the time notice of the meeting is given, are entitled to vote at the meeting, and have complied with the notice procedures in Clear Channel’s Bylaws are able to nominate persons to the board of directors at an annual meeting.

Number of Directors

The DGCL § 141(b) permits the Articles of Incorporation or the Bylaws of a corporation to govern the number of directors. However, if the Articles of Incorporation fix the number of directors, such number may not be changed without amending the Articles of Incorporation. The Holdings’ Bylaws allow for five or more directors to serve.

The TBCA § 2.32(A) permits the Articles of Incorporation or the Bylaws of a corporation to govern the number of directors. Clear Channel’s Bylaws authorize up to fourteen (14) members of the board of directors. There are currently 11 directors serving on Clear Channel board of directors.

Election of Directors

The DGCL § 216(3) provides that, unless the certificate of incorporation or the bylaws specify otherwise, a corporation’s directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Under DGCL § 214, a corporation’s certificate of incorporation may provide that shareholders of a corporation can elect directors by cumulative voting. DGCL § 141(d) permits, but does not require, a classified board of directors, divided into as many as three classes. Holdings’ third amended and restated certificate of incorporation allows holders of Class A common stock, from and after the effective time of the merger, to elect at least two independent directors and holders of Class A and Class B common stock to elect the remaining directors.

The TBCA § 2.32(B) provides that the holders of any class or series of shares can elect one or more directors as described in the articles of incorporation. Clear Channel’s Articles of Incorporation entitle its shareholders to vote at each election of directors, to vote in person or by proxy the number of shares owned by such shareholder for as many persons as there are directors to be elected and for whose election such shareholder has the right to vote. In contested elections, Clear Channel’s Bylaws entitle its shareholders to elect directors by the vote of a plurality of the votes cast. In uncontested elections, Clear Channel’s Bylaws provide that a director must be elected by a majority of the votes cast at such meeting. If a nominee for director who is an incumbent director is not elected and no successor is elected at the meeting, such incumbent director will tender his or her resignation to the board of directors. The nominating and governing committee will make a recommendation to the board of directors as to whether to accept or reject the tendered resignation. Both Clear Channel’s Articles of Incorporation and Bylaws prohibit cumulative voting.

Vacancies

Under DGCL § 223(a)(1), a majority of the directors then in office (even though less than a quorum) may fill vacancies and newly-created directorships. However, DGCL § 223(c) provides that if the directors then in office constitute less than a majority of the whole board, the Court of Chancery may, upon application of any shareholder or shareholders holding at least 10% of the total number of shares at the time outstanding and entitled to vote for directors, order an election to be held to fill any such vacancy or newly created directorship. Holdings’ third amended and restated certificate of incorporation provides that any vacancy created as a result of the removal of any independent director elected by the holders of Class A common stock may only be filled by the vote of the holders of Class A common stock at a special meeting of the shareholders and that Holdings will use reasonable efforts to call such meeting. Otherwise, Holdings’ Bylaws allow for a majority of the directors then in office to elect additional directors to fill the vacancies.

Under TBCA § 2.34, the shareholders or a majority of the remaining directors may fill any vacancy occurring in the board of directors. A directorship to be filled by reason of an increase in the number of directors may be filled by the shareholders or by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders. However, the board of directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. Clear Channel’s Bylaws provide that a majority of directors then in office may choose a successor.

Limitation of Liability of Directors

The DGCL § 102(b)(7) provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its shareholders for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to such corporation or its shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	willful or negligent violation of provisions of the DGCL governing payment of dividends and stock purchases or redemptions;

•	for any transaction from which the director derived an improper personal benefit; or

•	any act or omission before the adoption of such a provision in the certificate of incorporation.

Holdings third amended and restated certificate of incorporation provides that a director shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

Under the TMCLA § 1302-7.06(B), a corporation’s articles of incorporation may eliminate all monetary liability of each director to the corporation or its shareholders for acts or omissions in the director’s capacity as a director other than conduct specifically excluded from protection. Texas law does not permit any limitation of liability of a director for:

•	breaching the duty of loyalty to the corporation or its shareholders;

•	an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of law;

•	a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or

•	an act or omission for which the liability of a director is expressly provided by an applicable statute.

Clear Channel’s Articles of Incorporation provide for the limitation of liability of its directors, except for acts related to an unlawful stock repurchase or payment of a dividend or as prohibited by the TMCLA.

Indemnification of Officers and Directors

The DGCL § 145(b) permits Holdings to indemnify its officers, directors and other agents to substantially the same extent that the Texas statute permits Clear Channel to indemnify its directors, except that (1) a director need not have reasonably believed that his conduct was in the best interests of Holdings so long as he believed his conduct to be not opposed to the best interests of Holdings and (2) no indemnification may be provided to any person in respect of any matter as to which he has been adjudged liable to Holdings, except to the extent that the Delaware Chancery Court or the court in which the matter was brought determines such person is fairly and reasonably entitled to indemnification and then only for such expenses as the court deems proper.

The DGCL § 145(e) permits Holdings to pay expenses of a director or officer in advance of a final disposition of a proceeding if the director or officer provides Holdings with an undertaking to repay such expenses if it is ultimately determined that he is not entitled to be indemnified. Holdings also is permitted to pay expenses incurred by other employees and agents upon such terms and conditions, if any, as the Holdings board of directors deems appropriate.

Holdings’ third amended and restated certificate of incorporation authorizes the indemnification of directors for breach of fiduciary duty except to the extent such exculpation is not permitted under the DGCL.

Both TBCA § 2.02-1 and DGCL § 145 currently provide that a corporation is required to indemnify any director or officer of the corporation who has been or is threatened to be made a party to a legal proceeding by reason of his service to the corporation if the director or officer is successful on the merits or otherwise in the defense of such proceeding. In addition, both Texas and Delaware law currently permit a corporation to purchase and maintain on behalf of its directors and officers insurance with respect to any liability asserted against or incurred by such persons, whether or not the corporation would have the power under applicable law to indemnify such persons.

Under current Delaware law, Holdings may be permitted to indemnify its directors against some liabilities for which indemnification is not permitted under Texas law. To the extent that the Delaware statute is construed to permit indemnification of directors under circumstances in which indemnification is not permitted by Texas law, the adoption by Holdings of the Bylaw that obligates Holdings to indemnify its directors to the fullest extent permitted by Delaware law may represent a conflict of interest for the directors of Clear Channel and may operate to their benefit at the expense of Clear Channel.

The SEC has expressed its opinion that indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act of 1933 is against public policy and, therefore, is unenforceable.

The TBCA § 2.02-1(B) currently permits Clear Channel to indemnify any person who has been or is threatened to be made a party to a legal proceeding because he is or was a director of Clear Channel, or because he served at the request of Clear Channel as a principal of another business or employee benefit plan, against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with the proceeding. However, Clear Channel may not indemnify a director in reliance on this statute unless the director (1) conducted himself in good faith, (2) reasonably believed that his conduct was in the best interests of Clear Channel or, in the case of action not taken in his official capacity, was not opposed to the best interests of Clear Channel, and (3) in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Clear Channel also may not indemnify a director in reliance on this statute for judgments or settlements if the director has been found liable to Clear Channel or is found to have received an improper personal benefit.

The TBCA § 2.02-1 permits Clear Channel to pay reasonable expenses of a director in advance of the final disposition of a proceeding for which indemnification may be provided on the condition that Clear Channel first receives (1) a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification and (2) a written undertaking by or on behalf of the director that he will repay such expenses if it is ultimately determined that he is not entitled to be indemnified. This statute also permits Clear Channel to indemnify and advance expenses to its officers, employees and other agents to the same extent that it allows for directors.

Clear Channel’s Articles of Incorporation and Bylaws authorize indemnification of officers, directors and others to the fullest extent authorized or permitted by applicable law.

Removal of Directors

Under DGCL § 141(k), a majority of shareholders of a Delaware corporation may remove a director with or without cause, unless the directors are classified and elected for staggered terms, in which case, directors may be removed only for cause. Holdings’ third amended and restated certificate of incorporation is consistent with Delaware law.

Under TBCA § 2.32(C), except as otherwise provided by the articles of incorporation or bylaws, at any meeting of shareholders called expressly for that purpose, the holders of a majority of the shares then entitled to vote at an election of directors may vote to remove any director or the entire board of directors, with or without cause. Clear Channel’s Bylaws provide that a director may be removed for cause at any special meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding shares then entitled to vote at such meeting.

Dividends and Repurchases of Shares

The DGCL § 170(a) permits a corporation to declare and pay dividends out of surplus or if there is no surplus, out of net profits for the fiscal year as long as the amount of capital of the corporation after the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets. In addition, the DGCL § 160(a)(1) generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation. Holders of Holdings’ common stock are entitled to receive dividends ratably when, as declared by the board of directors out of funds legally available for payment of dividends.

The TBCA § 2.38 provides that the board of directors of a corporation may authorize and the corporation may make distributions; provided, that a distribution may not be made if (1) after giving effect to the distribution, the corporation would be insolvent or (2) the distribution exceeds the surplus of the corporation. However, if the net assets of a corporation are not less than the amount of the proposed distribution, the corporation may make a distribution involving a purchase or redemption of any of its own shares if the purchase or redemption is made by the corporation to (1) eliminate fractional shares, (2) collect or compromise indebtedness owed by or to the corporation, (3) pay dissenting shareholders entitled to payment for their shares under the TBCA or (4) effect the purchase or redemption of redeemable shares in accordance with the TBCA. Clear Channel’s Articles of Incorporation and Bylaws provide that dividends may be declared by the board of directors at any annual, regular or special meeting.

Preemptive Rights

Both Delaware and Texas law do not require shareholders to have preemptive rights. Neither Holdings’ nor Clear Channel’s shareholders possess preemptive rights.

Inspection of Books and Records

Under DGCL § 220(b), any shareholder of a Delaware corporation making a proper written demand may inspect the stock ledger, the list of shareholders and any other corporate books and records for any purpose reasonably related to the shareholder’s interest as a shareholder.

Under TBCA § 2.44(C), any shareholder who holds at least 5% of all of the outstanding shares of a corporation or that has held its shares for at least six months has the right, upon proper written demand, to examine at any reasonable time, for any proper purpose, the relevant books and records of account, minutes and share transfer records of the corporation.

DISSENTERS’ RIGHTS OF APPRAISAL

Under the TBCA, you have the right to demand appraisal in connection with the merger and to receive, in lieu of the Merger Consideration, payment in cash for the fair value of your shares of Clear Channel common stock as determined in a Texas state court proceeding. Clear Channel’s shareholders electing to exercise appraisal rights must comply with the provisions of Articles 5.11-5.13 of the TBCA in order to perfect their rights. Clear Channel will require strict compliance with the statutory procedures.

The following is intended as a brief summary of the material provisions of the Texas statutory procedures required to be followed by a shareholder in order to demand and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Articles 5.11-5.13 of the TBCA, the full text of which appears in Annex H to this proxy statement/prospectus.

This proxy statement/prospectus constitutes Clear Channel’s notice to its shareholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Articles 5.11-5.13. If you wish to consider exercising your appraisal rights, you should carefully review the text of Articles 5.11-5.13 contained in Annex H since failure to timely and properly comply with the requirements of Articles 5.11-5.13 will result in the loss of your appraisal rights under Texas law.

If you elect to demand appraisal of your shares, you must satisfy each of the following conditions:

•	Prior to the special meeting you must deliver to Clear Channel a written objection to the merger stating your intention to exercise your right to dissent in the event that the merger is effected and setting forth the address to which notice shall be delivered or mailed in that event.

•	This written objection must be in addition to and separate from any proxy or vote abstaining from or voting against the approval and adoption of the merger agreement. Voting against or failing to vote for the approval and adoption of the merger agreement by itself does not constitute a demand for appraisal within the meaning of Article 5.12.

•	You must not vote in favor of the approval and adoption of the merger agreement. A vote in favor of the approval and adoption of the merger agreement, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal. Failing to vote against approval and adoption of the merger agreement will not constitute a waiver of your appraisal rights.

•	You must continuously hold your shares through the effective time of the merger. Your rights as a dissenting shareholder will cease upon any transfer of your shares, and such rights may be acquired by a transferee in accordance with Article 5.13.

If you fail to comply with any of these conditions and the merger is completed, you will be entitled to receive the cash payment for your shares of Clear Channel common stock as provided for in the merger agreement if you are the holder of record at the effective time of the merger, but you will have no appraisal rights with respect to your shares of Clear Channel common stock. A proxy card which is signed and does not contain voting instructions will, unless revoked, be voted “FOR” the approval and adoption of the merger agreement and will constitute a waiver of your right of appraisal and will nullify any previous written demand for appraisal.

All written objections should be addressed to Clear Channel’s Secretary at 200 East Basse Road, San Antonio Texas, 78209, and should be executed by, or on behalf of, the record holder of the shares in respect of which appraisal is being demanded. The written objection must reasonably inform Clear Channel of the identity of the shareholder and the intention of the shareholder to demand appraisal of his, her or its shares.

To be effective, a written objection by a holder of Clear Channel common stock must be made by or on behalf of the shareholder of record. The written objection should set forth, fully and correctly, the shareholder of record’s name as it appears on his or her stock certificate(s) and should specify the holder’s mailing address and the number of shares registered in the holder’s name. The written objection must state that the person intends to exercise such person’s right to dissent if the merger is effected. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Clear Channel. The beneficial holder must, in such cases, have the record owner submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a written objection should be made in that capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the written objection should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the written objection for appraisal for a shareholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the written objection, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written objection should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the written objection will be presumed to cover all shares held in the name of the record owner.

If you hold your shares of Clear Channel common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Within ten days after the effective time of the merger, the surviving corporation must give written notice that the merger has become effective to each Clear Channel shareholder who has properly filed a written objection and who did not vote in favor of the merger agreement. Each shareholder who has properly filed a written objection has ten days from the delivery or mailing of the notice to make written demand for payment of the fair value for the shareholder’s shares. The written demand must state the number of shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder who fails to make written demand within ten days of the delivery or mailing of the notice from the surviving corporation that the merger has become effective will not be entitled to any appraisal rights. Any shareholder making a written demand for payment must submit to the surviving corporation for notation any certificated shares held by that shareholder which are subject to the demand within 20 days after making the written demand. The failure by any shareholder making a written demand to submit its certificates may result in the termination of the shareholder’s appraisal rights.

Clear Channel has 20 days after its receipt of a demand for payment to provide notice that the surviving corporation (i) accepts the amount claimed in the written demand and agrees to pay the amount claimed within 90 days from effective time of the merger, or (ii) offers to pay its estimated fair value of the shares within 90 days after the effective time of the merger.

If, within 60 days after the effective time of the merger, the surviving corporation and a shareholder who has delivered written demand in accordance with Article 5.12 reach agreement as to the fair value of the shares, payment therefor will be made within 90 days after the date on which the merger was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in the shares or in Clear Channel.

If, within 60 days after the effective time of the merger, the surviving corporation and a shareholder who has delivered written demand in accordance with Article 5.12 do not reach agreement as to the fair value of the shares, either the surviving corporation or the shareholder may, within 60 days after the expiration of the 60 day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the surviving corporation is located, with a copy served on the surviving corporation in the case of a petition filed by a shareholder, demanding a determination of the fair value of the shareholder’s shares. The surviving corporation has no obligation and has no present intention to file such a petition if there are objecting shareholders. Accordingly, it is the obligation of Clear Channel’s shareholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Clear Channel common stock within the time prescribed in Article 5.12. The failure of a shareholder to file such a petition within the period specified could nullify the shareholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a shareholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within ten days after receiving service of a copy of the petition, to provide the office of the clerk of the court in which the petition was filed with a list containing the names and addresses of all shareholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached.

After notice to dissenting shareholders, the court will conduct a hearing upon the petition, and determine those shareholders who have complied with Article 5.12 and who have become entitled to the valuation of and payment for their shares.

After determination of the shareholders entitled to valuation of and payment for their shares of Clear Channel common stock, the court will appoint one or more qualified appraisers to determine the value. The appraisers will determine the fair value of the shares held by the dissenting shareholders adjudged by the court to be entitled to payment and will file their report of the value in the office of the clerk of the court. The court will determine the fair value of the shares held by the dissenting shareholders entitled to payment therefor and will direct the payment of that value by the surviving corporation in the merger, together with interest thereon, beginning 91 days after the date on which the merger was effected to the date of such judgment, to the dissenting shareholders entitled thereto. Such judgment shall be payable immediately to the holders of uncertificated shares and upon surrender by holders of the certificates representing shares.

The fair value of any dissenting shares will be the value thereof as of the day immediately preceding the special meeting at which the merger agreement is voted on, excluding any appreciation or depreciation in anticipation of the merger. You should be aware that the fair value of your shares as determined under Article 5.12 could be more, the same, or less than the value that you are entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the shareholders participating in the appraisal proceeding by the court as the court deems equitable in the circumstances. Any shareholder who had demanded appraisal rights will not thereafter be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares; however, if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the shareholder delivers a written withdrawal of such shareholder’s demand for appraisal prior to the filing of a petition for appraisal, then the right of that shareholder to appraisal will cease and that shareholder will be entitled to receive the cash payment for shares of his, her or its Clear Channel common stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made after the filing of a petition for appraisal may only be made with the written approval of the surviving corporation.

In the absence of fraud in the transaction, the remedy provided by the provisions of the TBCA relating to dissenters’ rights to a shareholder objecting to the merger is the exclusive remedy for the recovery of the value of such shareholder’s shares or money damages to such shareholder with respect to the merger. If Clear Channel complies with the requirements of Articles 5.11-5.13, any dissenting shareholder who fails to comply with the requirements of the provisions of the TBCA relating to dissenters’ rights will not be entitled to bring suit for the recovery of the value of such shareholder’s shares or money damages to such shareholder with respect to the merger. In view of the complexity of Articles 5.11-5.13, Clear Channel’s shareholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

LEGAL MATTERS

The validity of Holdings Class A common stock offered hereby will be passed upon by Ropes & Gray LLP, Boston, Massachusetts. Clear Channel has been represented by Akin Gump Strauss Hauer & Feld LLP, Los Angeles, California.

Ropes & Gray LLP, counsel for Holdings, has delivered an opinion to Holdings stating that the section entitled “Material United States Federal Income Tax Consequences,” insofar as it relates to matters of United States federal income tax law, is accurate in all material respects. Ropes & Gray LLP and some partners of Ropes & Gray LLP are members of RGIP LLC, which is an investor in certain investment funds associated with Bain Capital, LLC and Thomas H. Lee Partners, LP and often a co-investor with such funds. Upon consummation of the transaction, RGIP will indirectly own equity interests of Holdings representing less than 1% of the outstanding equity interests of Holdings.

EXPERTS

The consolidated financial statements of Clear Channel appearing in Clear Channel’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

Other Business at the Special Meeting

Clear Channel’s management is not aware of any matters to be presented for action at the special meeting other than those set forth in this proxy statement/prospectus. However, should any other business properly come before the special meeting, or any adjournment or postponement thereof, the enclosed proxy confers upon the persons entitled to vote the shares represented by such proxy, discretionary authority to vote the same in respect of any such other business in accordance with their best judgment in the interest of Clear Channel.

Multiple Shareholders Sharing One Address

In accordance with Rule 14a-3(e)(1) under the Exchange Act, one proxy statement/prospectus will be delivered to two or more shareholders who share an address, unless Clear Channel has received contrary instructions from one or more of the shareholders. Clear Channel will deliver promptly upon written or oral request a separate copy of the proxy statement/prospectus to a shareholder at a shared address to which a single copy of the proxy statement/prospectus was delivered. Requests for additional copies of the proxy statement/prospectus, and requests that in the future separate proxy statement/prospectus be sent to shareholders who share an address, should be directed by writing to Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022, or by calling (877) 456-3427 toll-free at (212) 750-5833. In addition, shareholders who share a single address but receive multiple copies of the proxy statement/prospectus may request that in the future they receive a single copy by contacting Clear Channel at the address and phone number set forth in the prior sentence.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Clear Channel files annual, quarterly and current reports, proxy statement/prospectus and other information with the SEC. You may read and copy any reports, proxy statement/prospectus or other information that we file with the SEC at the following location of the SEC:

Public Reference Room 100 F Street, N.E. Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E.,

Washington, D.C. 20549, at prescribed rates. Clear Channel’s public filings are also available to the public from document retrieval services and the Internet website maintained by the SEC at www.sec.gov.

Reports, this proxy statement/prospectus or other information concerning Clear Channel may also be inspected at the offices of the New York Stock Exchange at:

20 Broad Street
New York, NY 10005

Any person, including any beneficial owner, to whom this proxy statement/prospectus is delivered may request copies of reports, this proxy statement/prospectus or other information concerning us, without charge, by writing to Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022, or by calling toll-free at (877) 456-3427. If you would like to request documents, please do so by July 17, 2008 in order to receive them before the special meeting.

The SEC allows us to “incorporate by reference” into this proxy statement/prospectus documents Clear Channel files with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, and later information that we file with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any documents filed by Clear Channel pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting:

•	Clear Channel’s Annual Report on Form 10-K for the year ended December 31, 2007;

•	Clear Channel’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	Clear Channel’s Current Reports on Form 8-K filed January 4, 2008, February 15, 2008, March 20, 2008, March 28, 2008, March 31, 2008, May 9, 2008, May 14, 2008, May 23, 2008, May 29, 2008, May 30, 2008 and June 12, 2008; and

•	Clear Channel’s proxy statement relating to its 2008 annual meeting of shareholders.

You may request a copy of these filings, at no cost, by writing or calling Clear Channel at the following address or telephone number: Investor Relations Department, Clear Channel Communications, Inc., 210-832-3315. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

No persons have been authorized to give any information or to make any representations other than those contained in this proxy statement/prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Clear Channel or any other person. This proxy statement/prospectus is dated June 23, 2008. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and the mailing of this proxy statement/prospectus to shareholders shall not create any implication to the contrary.

INDEX TO ANNEXES

ANNEX A	Agreement and Plan of Merger
ANNEX B	Amendment No. 1 to Agreement and Plan of Merger
ANNEX C	Amendment No. 2 to Agreement and Plan of Merger
ANNEX D	Amendment No. 3 to Agreement and Plan of Merger
ANNEX E	Highfields Amended and Restated Voting Agreement
ANNEX F	Abrams Voting Agreement
ANNEX G	Opinion of Goldman, Sachs & Co.
ANNEX H	Articles 5.11-5.13 of the Texas Business Corporation Act

ANNEX A

Merger Agreement

Execution Copy

AGREEMENT AND PLAN OF MERGER
By and Among
BT TRIPLE CROWN MERGER CO., INC.
B TRIPLE CROWN FINCO, LLC
T TRIPLE CROWN FINCO, LLC
and
CLEAR CHANNEL COMMUNICATIONS, INC.
Dated as of November 16, 2006

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of November 16, 2006 (this “Agreement”), by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), and Clear Channel Communications, Inc., a Texas corporation (the “Company”).

RECITALS

WHEREAS, in furtherance of the recapitalization of the Company by Mergerco, the respective Boards of Directors of the Company, the Parents and Mergerco each have approved and deemed advisable and in the best interests of their respective shareholders (other than affiliated shareholders of the Company as to which no determination has been made) this Agreement and the merger of Mergerco with and into Company (the “Merger”), upon the terms and subject to the conditions and limitations set forth herein and in accordance with the Business Corporation Act of the State of Texas (the “TBCA”) and the Business Organizations Code of the State of Texas (the “TBOC”, together with the TBCA, the “Texas Acts”) and the General Corporation Law of the State of Delaware (the “DGCL”) and recommended approval and adoption by their respective shareholders of this Agreement, the Merger and the transactions contemplated hereby;

WHEREAS, a special advisory committee of the Board of Directors of the Company has reviewed the terms of the Merger and determined that such terms are fair; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, the Parents and Mergerco have delivered to the Company the Limited Guarantee (the “Limited Guarantee”) of each of the Investors, in a form satisfactory to the Company, dated as of the date hereof.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01  Definitions.  Defined terms used in this Agreement have the meanings ascribed to them by definition in this Agreement or in Appendix A.

ARTICLE II.

THE MERGER

Section 2.01  The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the Texas Acts and the DGCL, at the Effective Time, Mergerco shall be merged with and into the Company, whereupon the separate existence of Mergerco shall cease, and the Company shall continue under the name Clear Channel Communications, Inc. as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Texas.

Section 2.02  Closing.  Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII hereof, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., Eastern Time, on a date to be specified by the parties hereto, but no later than the second business day after the satisfaction or waiver of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 hereof (other than conditions that, by their own terms, cannot be satisfied until the Closing, but subject to the satisfaction of such conditions at Closing) at the offices of Akin Gump Strauss Hauer & Feld LLP, 590 Madison Avenue, New York, New York 10022; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII hereof, neither the Parents nor Mergerco shall be required to effect the Closing until the earlier of (a) a date during the Marketing Period specified by the Parents on no less than three (3) business days’ written notice to the Company and (b) the final day of the Marketing Period, or at such other time, date or place as is agreed to in writing by the parties hereto (such date being the “Closing Date”).

Section 2.03  Effective Time.

(a) Concurrently with the Closing, the Company and the Parents shall cause articles of merger (the “Articles of Merger”) with respect to the Merger to be executed and filed with the Secretary of State of the State of Texas (the “Secretary of State”) as provided under the Texas Acts and a Certificate of Merger to be filed with the Secretary of State of the State of Delaware as provided for in the DGCL (the “Certificate of Merger”). The Merger shall become effective on the later of the date and time at which the Articles of Merger has been duly filed with the Secretary of State or the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between the parties and specified in the Articles of Merger, and such date and time is hereinafter referred to as the “Effective Time.”

(b) From and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Mergerco, and all of the claims, obligations, liabilities, debts and duties of the Company and Mergerco shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.04  Articles of Incorporation and Bylaws.  Subject to Section 6.08 of this Agreement, the Articles of Incorporation and Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended at the Effective Time to be (except with respect to the name and state of incorporation of the Company and such changes as are necessary to comply with Texas Law, if any) the same as the Articles of Incorporation and Bylaws of Mergerco as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable law, the provisions of the Articles of Incorporation and the Bylaws of the Surviving Corporation.

Section 2.05  Board of Directors.  Subject to applicable Law, each of the parties hereto shall take all necessary action to ensure that the Board of Directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the Board of Directors of Mergerco immediately prior to the Effective Time.

Section 2.06  Officers.  From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

ARTICLE III.

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.01  Effect on Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Mergerco or the holders of any securities of the Company:

(a) Cancellation of Company Securities.  Each share of the Company’s common stock, par value $0.10 per share (the “Company Common Stock”), held by the Company as treasury stock or held by Mergerco immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Conversion of Company Securities.  Except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.01(a) hereof, Dissenting Shares and Rollover Shares) shall be converted into the right to receive $37.60 plus the Additional Per Share Consideration, if any, in cash, without interest (the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 3.01(b) shall be automatically cancelled and shall cease to exist and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.02 of this Agreement, the Merger Consideration.

(c) Conversion of Mergerco Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.001 per share, of Mergerco (the “Mergerco Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become validly issued, fully paid and nonassessable shares of the Surviving Corporation (with the relative rights and preferences described in an amendment to the Articles of Incorporation adopted as of the Effective Time as provided in Section 2.04, the “Surviving Corporation Common Stock”). As of the Effective Time, all such shares of Mergerco Common Stock cancelled in accordance with this Section 3.01(c), when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such shares of Mergerco Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Surviving Corporation Common Stock as set forth in this Section 3.01(c).

(d) Adjustments.  Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration as provided in Section 3.01(b) shall be equitably adjusted to reflect such change (including, without limitation, to provide holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such transaction).

Section 3.02  Exchange of Certificates.

(a) Designation of Paying Agent; Deposit of Exchange Fund.  Prior to the Effective Time, the Parents shall designate a paying agent (the “Paying Agent”) reasonably acceptable to the Company for the payment of the Merger Consideration as provided in Section 3.01(b). On the Closing Date, promptly following the Effective Time, the Surviving Corporation shall deposit, or cause to be deposited with the Paying Agent for the benefit of holders of shares of Company Common Stock, cash amounts in immediately available funds constituting an amount equal to the aggregate amount of the Merger Consideration plus the Total Option Cash Payments (the “Aggregate Merger Consideration”) (exclusive of any amounts in respect of Dissenting Shares, the Rollover Shares and Company Common Stock to be cancelled pursuant to Section 3.01(a)) (such amount as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.01(b) and Section 3.03, the Surviving Corporation shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Paying Agent shall cause the Exchange Fund to be (A) held for the benefit of the holders of Company Common Stock and Company Options, and (B) applied promptly to making the payments pursuant to Section 3.02(b) hereof. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b) Delivery of Shares.  As promptly as practicable following the Effective Time and in any event not later than the second business day after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) (i) to each holder of record of a Certificate or Book-Entry Share, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 3.04 hereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Mergerco and the Company may reasonably specify and (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery); and (ii) to each holder of a Company Option, a check in an amount due and payable to such holder pursuant to Section 3.03 hereof in respect of such Company Option. If payment of the applicable portion of the Aggregate Merger Consideration is made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable portion of the Aggregate Merger Consideration to a person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 3.02, each Certificate, Book-Entry Share or option certificate, as applicable, shall be deemed at any time after the Effective Time to represent only the right to receive the applicable portion of the Aggregate Merger Consideration or Option Cash Payments, as applicable, in cash as contemplated by this Section 3.02 or Section 3.03 without interest thereon.

(c) Surrender of Shares.  Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (i) the Effective Time; or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration (or the cash pursuant to Section 3.02(b)) payable upon the surrender of the Certificates or Book-Entry Shares.

(d) Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates, Book-Entry Shares or Company Options for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation, as general creditors thereof for payment of their claim for cash, without interest, to which such holders may be entitled. If any Certificates or Book-Entry Shares shall not have been surrendered prior to one (1) year after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, subject to any and all claims or interest of any person previously entitled thereto.

(e) No Liability.  None of the Parents, Mergerco, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund as directed by the Parents or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve the Surviving Corporation or the Paying Agent from making the payments required by this Article III, and following any losses the Surviving Corporation shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock and Company Options in the amount of such losses; and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation or Mergerco, as directed by Mergerco.

Section 3.03  Stock Options and Other Awards

(a) Company Options.  As of the Effective Time, except as otherwise agreed by the Parents and a holder of Company Options with respect to such holder’s Company Options, each Company Option, whether vested or unvested, shall, by virtue of the Merger and without any action on the part of any holder of any Company Option, become fully vested and converted into the right at the Effective Time to receive, as promptly as practicable following the Effective Time, a cash payment (less applicable withholding taxes and without interest) with respect thereto equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option multiplied by (b) the number of shares of Company Common Stock issuable upon exercise of such Company Option (the “Option Cash Payment” and the sum of all such payments, the “Total Option Cash Payments”). In the event that the exercise price of any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled without payment therefor and have no further force or effect. Except for the Company Options set forth in Section 3.03(a) of the Company Disclosure Schedule, as of the Effective Time, all Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. Prior to the Effective Time, the Company shall take any and all actions reasonably necessary to effectuate this Section 3.03(a), including, without limitation, providing holders of Company Options with notice of their rights with respect to any such Company Options as provided herein.

(b) Other Awards.  As of the Effective Time, except as otherwise agreed by the Parents and a holder of Restricted Shares with respect to such holder’s Restricted Shares, each share outstanding immediately prior to the Effective Time subject to vesting or other lapse restrictions pursuant to any Company Option Plan or an applicable restricted stock agreement (each, a “Restricted Share”) which is outstanding immediately prior to the Effective Time shall vest and become free of restriction as of the Effective Time and shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 3.01(b).

(c) Amendments to and Termination of Plans.  Prior to the Effective Time, the Company shall use its reasonable best efforts to make any amendments to the terms of the Company Option Plans and to obtain any consents from holders of Company Options and Restricted Shares that, in each case, are necessary to give effect to the transactions contemplated by Section 3.03(a) and Section 3.03(b). Without limiting the foregoing the Company shall use its reasonable best efforts to ensure that the Company will not at the Effective Time be bound by any options, stock appreciation rights, warrants or other rights or agreements which would entitle any person, other than the holders of the capital stock (or equivalents thereof) of the Parents, Mergerco and their respective subsidiaries, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof. In furtherance of the foregoing, and subject to applicable Law and agreements existing between the Company and the applicable person, the Company shall explicitly condition any new awards or grants to any person under its Company Option Plans, annual bonus plans and other incentive plans upon such person’s consent to the amendments described in this Section 3.03(c) and, to the fullest extent permitted by applicable Law, shall withhold payment of the Merger Consideration to or require payment of the exercise price for all Company Options by any holder of a Company Option as to which the Merger Consideration exceeds the amount of the exercise price per share under such option unless such holder consents to all of the amendments described in this Section 3.03(c). Prior to the Effective Time, the Company shall take all actions necessary to terminate all Company Stock Plans, such termination to be effective at or before the Effective Time.

(d) Employee Stock Purchase Plan.  The Board of Directors of the Company shall terminate all purchases of stock under the Company’s 2000 Employee Stock Purchase Plan (the “Company ESPP”) effective as of the day immediately after the end of the month next following the date hereof, and no additional offering periods shall commence under the Company ESPP after the date hereof. The Company shall terminate the Company ESPP in its entirety immediately prior to the Closing Date, and all shares held under such plan, other than Rollover Shares, shall be delivered to the participants and shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 3.01(b).

Section 3.04  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving

Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.05  Dissenting Shares.  Notwithstanding Section 3.01(b) hereof, to the extent that holders thereof are entitled to appraisal rights under Article 5.12 of the TBCA, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Article 5.12 of the TBCA (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Article 5.12 of the TBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall cease to have any rights with respect thereto, except the right to receive such consideration as shall be determined pursuant to Article 5.12 of the TBCA); provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the TBCA, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. Any payments required to be made with respect to the Dissenting Shares shall be made by the Surviving Corporation (and not the Company, Mergerco or either Parent) and the Aggregate Merger Consideration shall be reduced, on a dollar for dollar basis, as if the holder of such Dissenting Shares had not been a shareholder on the Closing Date. The Company shall give the Parents notice of all demands for appraisal and the Parents shall have the right to participate in all negotiations and proceedings with respect to all holders of Dissenting Shares. The Company shall not, except with the prior written consent of the Parents, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment from any holder of Dissenting Shares.

Section 3.06  Transfers; No Further Ownership Rights.  After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be cancelled against delivery of the Merger Consideration, as provided for in Section 3.01(b) hereof, for each share of Company Common Stock formerly represented by such Certificates.

Section 3.07  Withholding.  Each of the Paying Agent, the Company, Mergerco and the Surviving Corporation shall be entitled to deduct and withhold from payments otherwise payable pursuant to this Agreement any amounts as they are respectively required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 3.08  Rollover by Shareholders.  At the Effective Time, each Rollover Share issued and outstanding immediately before the Effective Time shall be cancelled and be converted into and become the number of validly issued shares of equity securities of the Surviving Corporation calculated in accordance with Section 3.08 of the Mergerco Disclosure Schedule. As of the Effective Time, all such Rollover Shares when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such Rollover Shares shall cease to have any rights with respect thereto, except the right to receive the shares of equity securities of the Surviving Corporation as set forth in this Section 3.08.

Section 3.09  Additional Per Share Consideration.

(a) No later than ten (10) business days before the Closing Date, if the Closing Date shall occur after the Additional Consideration Date, the Company shall prepare and deliver to the Parents a good faith estimate of Additional Per Share Consideration, together with reasonably detailed supporting information (the “Estimated Additional Per Share Consideration”).

(b) Before and after the delivery of the Estimated Additional Per Share Consideration statement, the Company shall provide the Parents reasonable access to the records and employees of the Company and its subsidiaries, and the Company shall, and shall cause the employees of the Company and its subsidiaries to, (i) cooperate in all reasonable respects with the Parents in connection with the Parents’ review of the Estimated Additional Per Share Consideration statement and (ii) provide the Parents with access to accounting records, supporting schedules and relevant information relating to the Company’s preparation of the Estimated Additional Per Share Consideration statement and calculation of Estimated Additional Per Share Consideration as the Parents shall reasonably request and that are available to the Company or its affiliates. Within five (5) business days after delivery of the Estimated Additional Per Share Consideration statement to the Parents, the Parents may notify the Company that they disagree with the Estimated Additional Per Share Consideration statement. Such notice shall set forth, to the extent practicable, in reasonable detail the particulars of such disagreement. If the Parents do not provide a notice of disagreement within such five (5) business day period, then the Parents shall be deemed to have accepted the calculations and the amounts set forth in the Estimated Additional Per Share Consideration statement delivered by the Company, which shall then be final, binding and conclusive for all purposes hereunder. If any notice of disagreement is timely provided in accordance with this Section 3.09(b), then the Company and the Parents shall each use commercially reasonable efforts for a period of one (1) business day thereafter (the “Estimated Additional Per Share Consideration Resolution Period”) to resolve any disagreements with respect to the calculations in the Estimated Additional Per Share Consideration statement.

(c) If, at the end of the Estimated Additional Per Share Consideration Resolution Period, the Company and the Parents are unable to resolve any disagreements as to items in the Estimated Additional Per Share Consideration statement, then KPMG, LLP (New York Office) (or such other independent accounting firm of recognized national standing in the United States as may be mutually selected by the Company and the Parents) shall resolve any remaining disagreements. If neither KPMG, LLP (New York Office) nor any such mutually selected accounting firm is willing and able to serve in such capacity, then the Parents shall deliver to the Company a list of three other accounting firms of recognized national or international standing and the Company shall select one of such three accounting firms (such firm as is ultimately selected pursuant to the aforementioned procedures being the “Accountant”). The Accountant shall be charged with determining as promptly as practicable, whether the Estimated Additional Per Share Consideration as set forth in the Estimated Additional Per Share Consideration statement was prepared in accordance with this Agreement and (only with respect to the disagreements as to the items set forth in the notice of disagreement and submitted to the Accountant) whether and to what extent, if any, the Estimated Additional Per Share Consideration requires adjustment.

(d) The Accountant shall allocate its costs and expenses between the Parents (on behalf of Mergerco) and the Company based upon the percentage of the contested amount submitted to the Accountant that is ultimately awarded to the Company, on the one hand, or the Parents, on the other hand, such that the Company bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Parents (such portion of such costs and expenses, the “Company Accountant Expense”) and the Parents (on behalf of Mergerco) bear a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Company. The determination of the Accountant shall be final, binding and conclusive for all purposes hereunder.

(e) In order to permit the parties to prepare for an orderly Closing, the Company will deliver monthly reports calculating the previous month’s Operating Cash Flow on or before the 20th day of each month starting January 15, 2007 (with respect to performance during December 2006) and will provide the Parents with access to accounting records, supporting schedules and relevant information relating to the Company’s preparation thereof as the Parents shall reasonably request and that are available to the Company or its affiliates.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the documents filed by the Company with the SEC between December 31, 2004 and the date hereof (together with all forms, documents, schedules, certifications, prospectuses, reports, and registration, proxy and other statements, required to be filed or furnished by it with or to the SEC between December 31, 2004 and the date hereof, including such documents filed during such periods on a voluntary basis on Form 8-K, and in each case including exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”) or in the Outdoor SEC Documents or as disclosed in the separate disclosure schedule which has been delivered by the Company to the Parents prior to the execution of this Agreement (the “Company Disclosure

Schedule”) (provided that, any information set forth in one Section of the Company Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to the extent such disclosure is made in a way as to make its relevance to such other Section or subsection readily apparent) the Company hereby represents and warrants to Mergerco and the Parents as follows:

Section 4.01  Organization and Qualification; Subsidiaries.  Each of the Company and the subsidiaries set forth in Section 4.01 of the Company Disclosure Schedule (the “Material Subsidiaries”) is a corporation or legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization and has the requisite corporate, partnership or limited liability company power and authority to own, lease and operate its properties and to carry on its business as it is currently conducted. Each of the Company and its Material Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and, if applicable, is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.02  Articles of Incorporation and Bylaws.  The Company has made available to the Parents a complete and correct copy of the Articles of Incorporation and the Bylaws (or equivalent organizational documents), each as amended to date, of the Company and each of its Material Subsidiaries. The Articles of Incorporation and the Bylaws (or equivalent organizational documents) of the Company and each of its Material Subsidiaries are in full force and effect. None of the Company or any of its Material Subsidiaries is in material violation of any provision of their respective Articles of Incorporation or the Bylaws (or equivalent organizational documents).

Section 4.03  Capitalization.

(a) The authorized capital stock of the Company consists of 1,500,000,000 shares of Company Common Stock, par value $.10 per share, 2,000,000 shares of the Company’s class A preferred stock, par value $1.00 per share (the “Class A Preferred Stock”) and 8,000,000 shares of the Company’s class B preferred stock, par value $1.00 per share (the “Class B Preferred Stock”). As of the close of business on November 10, 2006, (i) 493,794,750 shares of Company Common Stock, including Restricted Shares, were issued and outstanding; (ii) no shares of the Class A Preferred Stock were issued and outstanding; (iii) no shares of the Class B Preferred Stock were issued and outstanding; and (iv) 100,000 shares of Company Common Stock were held in treasury. As of the close of business on November 10, 2006 there were 36,605,199 shares of Company Common Stock authorized and reserved for future issuance under Company Option Plans, 356,962 shares of Company Common Stock authorized and reserved for issuance upon exercise of warrants and outstanding Company Options to purchase 36,633,054 shares of Company Common Stock (of which (i) 12,044,341 shares of Company Common Stock were subject to outstanding options with an exercise price less than $37.60 and such “in the money” options have a weighted average exercise price equal to $29.78 per share and (ii) 206,465 shares of Company Common Stock were subject to outstanding warrants with an exercise price less than $37.60 and such “in the money” warrants have a weighted average exercise price equal to $34.61 per share). As of November 10, 2006, there were 2,304,843 Restricted Shares issued and outstanding. Since November 10, 2006, no Equity Securities or Convertible Securities of the Company have been issued, reserved for issuance or are outstanding, other than or pursuant to the Company Options and warrants referred to above that are outstanding as of the date of this Agreement or Equity Securities and/or Convertible Securities hereafter issued in accordance with Section 6.01(k) hereof. As of the Effective Time, the warrants referred to above thereafter shall not be exercisable for securities of the Company.

(b) Except as set forth above and except as set forth in Section 4.03(b) of the Company Disclosure Schedule and except as not specifically prohibited under Section 6.01 hereof, there are no shares of Company Common Stock, Class A Preferred Stock or Class B Preferred Stock issued or outstanding or otherwise reserved for issuance. Additionally, there are no outstanding subscriptions, options, conversion or exchange rights, warrants, rights (including without limitation, pursuant to a so-called “poison pill”), calls, repurchase or redemption agreements, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of the Material Subsidiaries is a party or by which the Company or any of the Material Subsidiaries is bound obligating the Company or any of the Material Subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of the Material Subsidiaries or obligating the Company or any of the Material Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract.

(c) There are no securities except as set forth above that can vote on any matters on which the holders of Company Common Stock may vote, either on the date hereof or upon conversion or exchange of such securities.

(d) All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Company Option Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

Section 4.04  Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Shareholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the receipt of the Requisite Shareholder Approval, as well as the filing of the Articles of Merger with the Secretary of State). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Mergerco and the Parents, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles).

(b) The Board of Directors of the Company, at a meeting duly called and held, has (i) approved and adopted this Agreement and approved the Merger and the other transactions contemplated hereby; (ii) determined that the Merger is advisable and fair to and in the best interests of, the shareholders of the Company (other than affiliate shareholders as to which no determination was made); and (iii) resolved to submit this Agreement to the shareholders of the Company for approval, file the Proxy Statement with the SEC and, subject to Section 6.07 hereof, recommend that the shareholders of the Company approve this Agreement and the Merger.

(c) The Requisite Shareholder Approval at the Shareholders’ Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement and the Merger is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its subsidiaries which is necessary to adopt this Agreement, approve the Merger and the transactions contemplated hereby.

Section 4.05  No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 4.05 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, the performance of this Agreement by the Company will not and the consummation of the transactions contemplated hereby will not (i) conflict with or violate the Articles of Incorporation or Bylaws (or equivalent organizational documents) of (A) the Company or (B) any of the Material Subsidiaries; (ii) assuming the consents, approvals and authorizations specified in Section 4.05(b) have been received and the waiting periods referred to therein have expired, and any condition to the effectiveness of such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any of its subsidiaries; or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its subsidiaries, pursuant to any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any property or asset of the Company or its subsidiaries is bound or affected, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration or Lien that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated by this Agreement will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the HSR Act, any applicable Foreign Antitrust Laws, any filings, waivers or approvals as may be required under the Communications Act and foreign communications Laws, any filings, waivers or approvals as may be required under foreign investment review laws, filing and recordation of appropriate merger documents as required by the Texas Acts, the DGCL and the rules of the NYSE, and except where failure to obtain such other consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.06  Permits and Licenses; Compliance with Laws.

(a) Each of the Company and its Material Subsidiaries is in possession of all franchises, grants, authorizations, licenses (other than Company FCC Licenses), permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its Material Subsidiaries to own, lease and operate the properties of the Company and its Material Subsidiaries or to carry on its business as it is now being conducted and contemplated to be conducted by the Company and its Material Subsidiaries (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company or any of its Material Subsidiaries is in conflict with, or in default or violation of, (i) any Laws applicable to the Company or any of its Material Subsidiaries or by which any property or asset of the Company or any of its Material Subsidiaries is bound or affected; (ii) any of the Company Permits; or (iii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries or any property or asset of the Company or any of its Material Subsidiaries is bound or affected, except for any such conflicts, defaults or violations that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Section 4.06(b) of the Company Disclosure Schedule sets forth (i) all main radio and television stations and (ii) all radio or television stations for which the Company or any subsidiary of the Company provides programming, advertising or other services pursuant to a LMA. The Company FCC Licenses are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired (other than FCC Licenses that are the subject of pending renewal applications), and are not subject to any material conditions except for conditions applicable to broadcast licenses generally or as otherwise disclosed on the face of the Company FCC Licenses. The Company and its subsidiaries are operating, and have operated the Company Stations, in compliance in all material respects with the terms of the Company FCC Licenses and the Communications Act, and the Company and its subsidiaries have timely filed or made all material applications, reports and other disclosures required by the FCC to be filed or made with respect to the Company Stations and have timely paid all FCC regulatory fees with respect thereto, except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company. Except for administrative rulemakings, legislation or other proceedings affecting the broadcast industry generally, there is not, pending or, to the Company’s knowledge, threatened by or before the FCC any proceeding, notice of violation, order of forfeiture or complaint or investigation against or relating to the Company or any of its subsidiaries, or any of the Company Stations, except for any such proceedings, notices, orders, complaints, or investigations that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.07  Company SEC Documents.

(a) The Company and to its knowledge Outdoor Holdings have filed all Company SEC Documents and Outdoor SEC Documents, as the case may be, since December 31, 2004 (and in the case of Outdoor Holdings since November 2, 2005). None of the Company’s subsidiaries (other than Outdoor Holdings) is required to file periodic reports with the SEC pursuant to the Exchange Act. As of their respective effective dates (in the case of Company SEC Documents and Outdoor SEC Documents, as the case may be, that are registration statements filed pursuant to the requirements of the Securities Act), and as of their respective SEC filing dates (in the case of all other Company SEC Documents or the Outdoor SEC Documents, as the case may be), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Company SEC Documents and, to the Company’s knowledge, the Outdoor SEC Documents complied in all material respects, and all documents filed by the Company or Outdoor Holdings between the date of this Agreement and the date of Closing shall comply in all material respects, with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed or, if amended, as of the date of such amendment contained, or if filed after the date hereof will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. The Company has made available to the Parents a complete and correct copy of any material amendments or modifications which, to the Company’s knowledge, are required to be filed with the SEC, but have not yet been filed with the SEC, with respect to (i) agreements which previously have been filed by the Company or any of its subsidiaries with the SEC pursuant to the Securities Act or the Exchange Act and (ii) the Company SEC Documents filed prior to the date hereof. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents and, to the Company’s knowledge, the Outdoor SEC Documents.

(b) The consolidated financial statements (as restated prior to the date hereof, if applicable, and including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the rules related to Quarterly Reports on Form 10-Q promulgated under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed, based on its most recent evaluations, to its outside auditors and the audit committee of the Board of Directors of the Company, (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 4.08  Absence of Certain Changes or Events.  Since December 31, 2005, except as otherwise contemplated or permitted by this Agreement, the businesses of the Company and its subsidiaries taken as a whole have been conducted in all material respects in the ordinary course of business consistent with past practice and through the date of this Agreement. Since December 31, 2005 and through the date of this Agreement, there has not been a Material Adverse Effect on the Company or any event, circumstance or occurrence that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.09  No Undisclosed Liabilities.  Except (a) as reflected or reserved against in the Company’s consolidated balance sheets (as restated prior to the date hereof, or the notes thereto) included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since the date of such balance sheets, and (c) for liabilities or obligations arising under this Agreement, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its subsidiaries, other than those which would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.10  Absence of Litigation.  There is no claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any of their respective properties or assets at law or in equity, and there are no Orders, before any arbitrator or Governmental Authority, in each case as would have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.11  Taxes.  Except as has not been or would not be, individually or in the aggregate, material to the Company, or except as set forth in Section 4.11 of the Company Disclosure Schedule, (i) the Company and each of its Material Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate in all material respects; (ii) the Company and each of its Material Subsidiaries have timely paid all material Taxes owed by it (whether or not shown on any Tax Returns), except for Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) as of the date of this Agreement, in respect of United States federal, state and local Taxes and in respect of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, the Netherlands, and Switzerland, there are not pending or, to the knowledge of the Company, threatened any material audits, examinations, investigations or other proceedings in respect of any Taxes of the Company or any of its subsidiaries; (iv) to the knowledge of the Company there are no material Liens for Taxes on any of the assets of the Company or any of its Material Subsidiaries other than Permitted Liens; (v) none of the Company or any of its Material Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2) year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law); (vi) to the actual knowledge of the Company all material amounts of United States federal, state and local Taxes and all material amounts of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, the Netherlands, and Switzerland, required to be withheld by the Company and each of its subsidiaries have been timely withheld and paid over to the appropriate Governmental Authority; (vii) no material deficiency for any Tax has been asserted or assessed by any Governmental Authority in respect of United States federal, state and local Taxes and in respect of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, the Netherlands, and Switzerland, in writing against the Company or any of its subsidiaries (or, to the knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (viii) neither the Company nor any of its subsidiaries has waived any statute of limitations in respect of Material Taxes payable to the United States or any state or locality thereof, or in respect of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, and Switzerland, or agreed to any extension of time with respect to an assessment or deficiency for Taxes in respect of such jurisdictions (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course); (ix) neither the Company nor any of its Material Subsidiaries (A) in the past three (3) years has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or pursuant to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and its subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to Taxes); (x) neither the Company nor any of its Material Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2); and (xi) the Company is not, and has not been at any time within the last five (5) years, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

Section 4.12  Information Supplied.  The Proxy Statement and any other document filed with the SEC by the Company in connection with the Merger (or any amendment thereof or supplement thereto) (collectively, the “SEC Filings”), at the date first mailed to the shareholders of the Company, at the time of the Company Shareholders’ Meeting and at the time filed with the SEC, as the case may be, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied in writing by the Parents specifically for inclusion in such documents. The SEC Filings made by the Company will comply in all material respects with the provisions of the Exchange Act.

Section 4.13  Material Contracts.

(a) As of the date hereof, neither the Company nor any of its subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 4.13(a), being referred to herein as a “Company Material Contract”).

(b) Neither the Company nor any subsidiary of the Company is in breach of or default under the terms of any Company Material Contract. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or its subsidiary which is a party thereto and, to the knowledge of the Company, is in full force and effect; provided, however, that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) the Company and its subsidiaries have performed and complied in all material respects with all obligations required to be performed or complied with by them under each Company Material Contract.

Section 4.14  Employee Benefits and Labor Matters.

(a) Correct and complete copies of the following documents with respect to each Company Benefit Plan (other than such Company Benefit Plan that is maintained outside of the jurisdiction of the United States and covers fewer than 400 employees) have been made available to the Parents by the Company to the extent applicable: (i) any plan documents and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto; (iii) the most recent actuarial report, if any; (iv) the most recent IRS determination letter; (v) the most recent summary plan descriptions; and (vi) written summaries of all non-written Company Benefit Plans.

(b) The Company Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other Laws, except for non-compliance which has not had or could not reasonably be expected to have a Material Adverse Effect on the Company.

(c) Except as set forth on Section 4.14(c) of the Company Disclosure Schedule, none of the Company Benefit Plans is subject to Title IV of ERISA or Sections 4063 or 4064 of ERISA. The Company Benefit Plans intended to qualify under Section 401 of the Code or other tax-favored treatment under applicable laws do so qualify, and nothing has occurred with respect to the operation of the Company Benefit Plans that could cause the loss of such qualification or tax-favored treatment, or the imposition of any liability, penalty or tax under ERISA or the Code, except for non-compliance which has not had or could not reasonably be expected to have a Material Adverse Effect on the Company. No Company Benefit Plan provides post-termination health, medical or life insurance benefits for current, former or retirement employees of the Company or any of its subsidiaries, except as required to avoid an excise Tax under Section 4980B of the Code or as otherwise required by any other applicable Law, or except as would not have or could not reasonably expect to have a Material Adverse Effect on the Company.

(d) There are no pending or, to the knowledge of the Company, threatened actions, claims or lawsuits with respect to any Company Benefit Plan (other than routine benefit claims), nor does the Company have any knowledge of facts that could form the basis for any such claim or lawsuit, except for such actions, claims or lawsuits which, if adversely determined, could not reasonably be expected to have a Material Adverse Effect on the Company.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder, either by themselves or in connection with any other event, will entitle any employee, officer or director of the Company or any of its subsidiaries to (i) accelerate the time of any payment, vesting of any payment or funding of compensation or benefits, except for the acceleration of vesting of outstanding stock options and restricted stock awards pursuant to the Company Option Plans and the distribution of all account balances under the Company’s Non-Qualified Deferred Compensation Plan, (ii) any increase in the amount payable under any Company Benefit Plan or any employment, severance, bonus or similar agreement, or (iii) any payment of any material amount that could individually or in combination with any other such payment constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code except as disclosed on Section 4.14(e) of the Company Disclosure Schedule.

(f) There is no union organization activity involving any of the employees of the Company or its subsidiaries pending or, to the knowledge of the Company, threatened. There is no picketing pending or, to the knowledge of the Company, threatened, and there are no strikes, slowdowns, work stoppages, other material job actions, lockouts, arbitrations, material grievances or other material labor disputes involving any of the employees of the Company or its subsidiaries pending or, to the knowledge of the Company, threatened. With respect to all employees, the Company and each subsidiary is in material compliance with all laws, regulations and orders relating to the employment of labor, including all such Laws, regulations and orders relating to wages, hours, the WARN Act, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, and the collection and payment of withholding and/or social security taxes and any similar tax, except such non-compliance as would not have or reasonably be expected to have a Material Adverse Effect. All independent contractors presently retained by the Company or its subsidiaries to provide any and all services are appropriately classified as such in accordance with applicable law, except such failures as would not have, or would not reasonably be expected to have, a Material Adverse Effect.

Section 4.15  State Takeover Statutes.  The Company has taken all action necessary to exempt the Merger, this Agreement, and transaction contemplated hereby from the provisions of Article 13 of the TBCA and such action is effective. No other state takeover, “moratorium”, “fair price”, “affiliate transaction” or similar statute or regulation under any applicable Law is applicable to the Merger or any of the transactions contemplated by this Agreement.

Section 4.16  Opinion of Financial Advisors.  The Board of Directors of the Company has received an oral opinion of Goldman Sachs & Co. and the special advisory committee of the Board of Directors of the Company has received the oral opinion of Lazard, to the effect that, as of the date of each such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration as provided in Section 3.01(b) payable to each holder of outstanding shares of Company Common Stock (other than shares cancelled pursuant to Section 3.01(b) hereof, shares held by affiliates of the Company, Dissenting Shares and the Rollover Shares), in the aggregate, is fair to the holders of the Company Common Stock from a financial point of view. The Company shall deliver executed copies of the written opinions received from Goldman Sachs & Co. and Lazard to the Parents promptly upon receipt thereof.

Section 4.17  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company other than as provided in the letter of engagement by and between the Board of Directors of the Company and Goldman Sachs & Co. and the special advisory committee of the Board of Directors of the Company and Lazard provided to the Parents prior to the date hereof, which such letters have not been amended or supplemented.

Section 4.18  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, neither the Company nor any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to the Parents in connection with the transactions contemplated hereby. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Mergerco, either Parent or any other person resulting from the distribution to the Parents, or the Parents’ use of, any such information, including any information, documents, projections, forecasts of other material made available to the Parents in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF THE PARENTS AND MERGERCO

Except as disclosed in the separate disclosure schedule which has been delivered by the Parents to the Company prior to the execution of this Agreement (the “Mergerco Disclosure Schedule”) (provided that any information set forth in one Section of the Mergerco Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to the extent such disclosure is made in a way as to make its relevance to such other Section or subsection readily apparent), the Parents and Mergerco hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01  Organization and Qualification; Subsidiaries.  Each Parent is a limited liability company duly organized, validly existing in good standing under the laws of its jurisdiction of organization and has the requisite limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Parent is duly qualified or licensed as a foreign limited liability company to do business, and, if applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary. Mergerco is a corporation duly organized, validly existing in good standing under the laws of its jurisdiction of organization and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such governmental approvals would not have, individually or in the aggregate, a Mergerco Material Adverse Effect. Mergerco is duly qualified or licensed as a foreign corporation to do business, and, if applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.

Section 5.02  Certificate of Incorporation, Bylaws, and Other Organizational Documents.  The Parents have made available to the Company a complete and correct copy of the certificate of incorporation, the bylaws (or equivalent organizational documents), and other operational documents, agreements or arrangements, each as amended to date, of Mergerco (collectively, the “Mergerco Organizational Documents”). The Mergerco Organizational Documents are in full force and effect. Neither Mergerco, nor to the knowledge of the Parents the other parties thereto, are in violation of any provision of the Mergerco Organizational Documents, as applicable, except as would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.

Section 5.03  Authority Relative to Agreement.  The Parents and Mergerco have all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Merger and the other transactions contemplated hereby, including the Financing by the Parents. The execution and delivery of this Agreement by the Parents and Mergerco and the consummation of the Merger by them and the other transactions contemplated hereby, including the Financing by the Parents, have been duly and validly authorized by all necessary limited liability company action on the part of the Parents and all corporate action of Mergerco, and no other corporate proceedings on the part of the Parents or Mergerco are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, including the Financing by the Parents (other than, with respect to the Merger, the filing of the Articles of Merger with the Secretary of State). This Agreement has been duly and validly executed and delivered by the Parents and Mergerco and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of the Parents and Mergerco, enforceable against the Parents and Mergerco in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 5.04  No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Parents and Mergerco do not, and the performance of this Agreement by the Parents and Mergerco will not and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the certificates of formation or limited liability company agreements (or equivalent organizational documents) of the Parents or the certificate of incorporation or bylaws (or equivalent organizational documents) of Mergerco; (ii) assuming the consents, approvals and authorizations specified in Section 5.04(b) have been received and the waiting periods referred to therein have expired, and any condition to the effectiveness of such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Parents or Mergerco; or (iii) result in any breach of or constitute a default (with notice or lapse of time or both) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Parents or Mergerco pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which a Parent or Mergerco is a party or by which a Parent or Mergerco or any property or asset of a Parent or Mergerco is bound or affected, other than, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above which would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Parents and Mergerco does not, and the consummation by the Parents and Mergerco of the transactions contemplated by this Agreement, including the Financing, will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the HSR Act, any applicable non-U.S. competition, antitrust or investment Laws, any filings, approvals or waivers of the FCC as may be required under the Communications Act and foreign communications, filing and recordation of appropriate merger documents as required by the Texas Acts, the DGCL and the rules of the NYSE, and except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.

Section 5.05  FCC Matters.  Section 5.05 of the Mergerco Disclosure Schedule sets forth each Attributable Interest. Subject to compliance with the Parents’ obligations under Section 6.05, (i) Mergerco is legally and financially qualified under the Communications Act to control the Company FCC Licenses; (ii) Mergerco is in compliance with Section 3.10(b) of the Communications Act and the FCC’s rules governing alien ownership; (iii) there are no facts or circumstances pertaining to Mergerco or any of its subsidiaries which, under the Communications Act would reasonably be expected to (x) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify Mergerco, or (y) materially delay obtaining the FCC Consent, or cause the FCC to impose a condition or conditions that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company; and (iv) no waiver of, or exemption from, any provision of the Communications Act or the rules, regulations and policies of the FCC is necessary to obtain the FCC Consent.

Section 5.06  Absence of Litigation.  There is no claim, action, proceeding, or investigation pending or, to the knowledge of the Parents, threatened against any of the Parents or Mergerco or any of their respective properties or assets at law or in equity, and there are no Orders before any arbitrator or Governmental Authority, in each case, as would have, individually or in the aggregate, a Mergerco Material Adverse Effect.

Section 5.07  Available Funds.

(a) Section 5.07(a) of Mergerco Disclosure Schedule sets forth true, accurate and complete copies, as of the date hereof, of executed commitment letters from the parties listed in Section 5.07(a) of the Mergerco Disclosure Schedule dated as of the date hereof (as the same may be amended, modified, supplemented, restated, superseded and replaced in accordance with Section 6.13(a), collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Section 5.07(a) of Mergerco Disclosure Schedule sets forth true, accurate and complete copies, as of the date hereof, of executed commitment letters (collectively, the “Equity Commitment Letters” and together with the Debt Commitment Letters, the “Financing Commitments”) pursuant to which the investors listed in Section 5.07(a) of the Mergerco Disclosure Schedule (the “Investors”) have committed to invest the cash amounts set forth therein subject to the terms therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b) As of the date hereof, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect. As of the date hereof, each of the Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the

Parents and to Parents’ knowledge, the other parties thereto. Except as set forth in the Financing Commitments, there are no (i) conditions precedent to the respective obligations of the Investors to fund the full amount of the Equity Financing; (ii) conditions precedent to the respective obligations of the lenders specified in the Debt Commitment Letter to fund the full amount of the Debt Financing; or (iii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing Commitments to which either Parent or any of their respective affiliates is a party that would permit the lenders specified in the Debt Commitment Letters or the Investors providing the Equity Commitment Letters to reduce the total amount of the Financing (other than retranching or reallocating the Debt Financing in a manner that does not reduce the aggregate amount of the debt financing), or that would materially affect the availability of the Debt Financing or the Equity Financing. As of the date hereof, (A) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Parents under any term or condition of the Financing Commitments, and (B) subject to the accuracy of the representations and warranties of the Company set forth in Article II hereof, and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 hereof, the Parents have no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. The Parents have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. Subject to the terms and conditions of this Agreement and as of the date hereof, assuming the funding of the Financing in accordance with the terms and conditions of the Financing Commitments, the aggregate proceeds from the Financing constitute all of the financing required to be provided by the Parents or Mergerco for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of the Parents’ and Mergerco’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all associated costs and expenses (including any refinancing of indebtedness of Mergerco or the Company required in connection therewith).

(c) From and after the date hereof, Mergerco, the Parents, any Investor and their respective affiliates shall not enter into any discussions, negotiations, arrangements, understanding or agreements with respect to the Equity Financing with those persons identified on Section 5.07(c) of the Company Disclosure Schedule.

Section 5.08  Limited Guarantee.  Concurrently with the execution of this Agreement, the Parents have delivered to the Company the Limited Guarantee of each of the Investors, dated as of the date hereof, with respect to certain matters on the terms specified therein.

Section 5.09  Capitalization of Mergerco.  As of the date of this Agreement, the authorized capital stock of Mergerco (the “Mergerco Shares”) will be held by the persons listed on Section 5.09 of Mergerco Disclosure Schedule. On the Closing Date, the Mergerco Shares will be held by the persons listed on Section 5.09 of the Mergerco Disclosure Schedule and any other Investor who has committed to invest in the Equity Financing pursuant to the provisions of Section 6.13 (each such Investor, a “New Equity Investor” and each such New Equity Investor’s equity commitment letter, a “New Equity Commitment Letter”). Other than as set forth on Section 5.09 of the Mergerco Disclosure Schedule, no person who holds shares of record or beneficially has an Attributable Interest in Mergerco. Except as provided in the Equity Commitment Letters or the New Equity Commitment Letters, if any, there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the Mergerco Shares or any capital stock equivalent or other nominal interest in Mergerco (the “Mergerco Equity Interests”), pursuant to which Mergerco is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any Mergerco Equity Interests. Except as provided in the Equity Commitment Letters or New Equity Commitment Letters, if any, there are no contracts or commitments to which Mergerco is a party relating to the issuance, sale or transfer of any equity securities or other securities of Mergerco. Mergerco was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 5.10  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Mergerco with respect to which the Company or any subsidiary is or could become liable for payment in full or in part, except in the event that the Company becomes obligated with respect to the payment of Mergerco’s Expenses pursuant to the terms of Section 8.02(a).

Section 5.11  Information Supplied.  None of the information supplied or to be supplied by the Parents for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.12  Solvency.  As of the Effective Time, assuming (a) satisfaction of the conditions to the Parents’ and Mergerco’s obligation to consummate the Merger, (b) the accuracy of the representation and warranties of the Company set forth in Article IV hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any knowledge, materiality or “Material Adverse Effect” qualification or exception), (c) any estimates, projections or forecasts have been prepared on good faith based upon reasonable assumptions, and (d) the Required Financial Information fairly presents the consolidated financial condition of the Company and its subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its subsidiaries for the periods covered thereby, then immediately after giving effect to all of the transactions contemplated by this Agreement, the Surviving Corporation will be solvent.

Section 5.13  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V, none of Mergerco, the Parents, or any other person on behalf of Mergerco or the Parents makes any express or implied representation or warranty with respect to Mergerco or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. None of Mergerco, the Parents and any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information unless any such information is expressly included in a representation or warranty contained in this ARTICLE V.

ARTICLE VI.

COVENANTS AND AGREEMENTS

Section 6.01  Conduct of Business by the Company Pending the Merger.  The Company covenants and agrees that, between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, except (i) as may be required by Law; (ii) as may be agreed in writing by the Parents; (iii) as may be expressly permitted pursuant to, or required under, this Agreement; or (iv) as set forth in Section 6.01 of the Company Disclosure Schedule, the business of the Company and its subsidiaries shall be conducted in the ordinary course of business and in a manner consistent with past practice in all material respects; and the Company and its subsidiaries shall use commercially reasonable efforts to preserve substantially intact the Company’s business organization (except as otherwise contemplated by this Section 6.01) and retain the employment of the Senior Executives; provided, however, that no action by the Company or its subsidiaries with respect to matters specifically addressed by any provision of this Section 6.01 shall be deemed a breach of this sentence unless such action would constitute a breach of such specific provision. Furthermore, the Company agrees with the Parents and Mergerco that, except as set forth in Section 6.01 of the Company Disclosure Schedule or as may be consented to in writing by the Parents, the Company shall not, and shall not permit any subsidiary to:

(a) amend or otherwise change the Articles of Incorporation or Bylaws of the Company or such equivalent organizational documents of any of the subsidiaries;

(b) except for transactions between the Company and its subsidiaries, or among the Company’s subsidiaries, or as otherwise permitted in Section 6.01 of this Agreement, issue, sell, pledge, dispose, encumber or grant any Equity Securities or Convertible Securities of the Company or its subsidiaries; provided, however, that (i) the Company may issue shares upon exercise of any Company Option or other Convertible Security outstanding as of the date hereof, other agreement existing as of the date hereof, or as may be granted after the date hereof in accordance with this Section 6.01, (ii) the Company may issue shares of

Company Common Stock pursuant to the Company ESPP in accordance with this Section 6.01 and (iii) any other agreement existing as of the date hereof;

(c) acquire, except in respect of any mergers, consolidations, business combinations among the Company and its subsidiaries or among the Company’s subsidiaries (including by merger, consolidation, or acquisition of stock or assets), any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments with a purchase price in excess of $150,000,000 in the aggregate; provided, that without the Parents’ consent, which such consent shall not be unreasonably withheld, the Company and its subsidiaries shall not acquire or make any investment (or agree to acquire or to make any investment) in any entity that holds, or has an attributable interest in, any license, authorization, permit or approval issued by the FCC; provided that it shall be deemed reasonable by the Parents to withhold consent for an acquisition or investment that would be reasonably likely to delay, impede or prevent receipt of the FCC Consent;

(d) adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any Equity Securities or Convertible Securities (other than the acquisition of Equity Securities or Convertible Securities originally issued pursuant to the terms of the Company Benefit Plan in connection with a cashless exercise or as contemplated by Section 6.01 hereof) tendered by employees or former employees;

(e) other than with respect to the payment by the Company of a regular quarterly dividend, as and when normally paid, not to exceed $0.1875 per share, declare, set aside for payment or pay any dividend payable in cash, property or stock on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such (other than dividends by a direct or indirect majority-owned subsidiary of the Company to its parent);

(f) create, incur or assume any indebtedness for borrowed money, issue any note, bond or other security or guarantee any indebtedness for any person (other than a subsidiary) except for indebtedness: (i) incurred under the Company’s or a subsidiary’s existing credit facilities or incurred to replace, renew, extend, refinance or refund any existing indebtedness in the ordinary course of business consistent with past practice, not in excess of the existing credit limits, provided that no syndication, placement or other marketing efforts in connection with the replacement, renewal, extension or refinancing of any existing indebtedness shall be conducted or be announced during the Marketing Period and during the period commencing twenty (20) business days immediately prior to the Marketing Period; (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement; (iii) as otherwise required in the ordinary course of business consistent with past practice; or (iv) other than as permitted pursuant to this Section 6.01, in an aggregate principal amount not to exceed $250,000,000; provided that, notwithstanding the foregoing, in no event shall: (x) the Company redeem, repurchase, prepay, defease, cancel or otherwise acquire any notes maturing on or after January 1, 2009; (y) the Company or any subsidiary create, incur or assume any indebtedness that can not be prepaid at any time without penalty or premium (other than customary LIBOR “breakage” costs); or (z) create, incur or assume any indebtedness that would interfere with, hinder or prevent the Parents from being able to consummate the Financing Commitments in effect as of the date hereof;

(g) make any material change to its methods of accounting in effect at December 31, 2005, except (i) as required by GAAP, Regulation S-X of the Exchange Act or as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization); (ii) as required by a change in applicable Law; or (iii) as disclosed in the Company SEC Documents filed prior to the date hereof;

(h) without the consent of the Parents, adopt or enter into a plan of restructuring, recapitalization or other reorganization (other than the Merger and other than transactions exclusively between the Company and its subsidiaries or between the Company’s subsidiaries, in which case, the Parents’ consent will not be unreasonably withheld or delayed);

(i) except for (i) transactions among the Company and its subsidiaries, (ii) as provided for in Section 6.01(i) of the Company Disclosure Schedule, and (iii) pursuant to contracts in force on the date of this Agreement and listed in Section 6.01(i) of the Company Disclosure Schedule, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any asset or any portion of its properties or assets with a sale price in excess of $50,000,000;

(j) except (a) as required by Law or the Treasury Regulations promulgated under the Code, or (b) as would not result in the incurrence of a material amount of additional taxes, or (c) as otherwise is in the ordinary course of business and in a manner consistent with past practice, (i) make any material change (or file any such change) in any method of Tax accounting or any annual Tax accounting period; (ii) make, change or rescind any material Tax election; (iii) participate in any settlement negotiations concerning United States federal income Taxes in respect of the 2003 or subsequent tax year without giving one representative designated by the Parents the opportunity to monitor such audit and providing monthly updates to the Parents in respect of any significant developments regarding such 2003 or subsequent tax years; (iv) settle or compromise any material Tax liability, audit claim or assessment; (v) surrender any right to claim for a material Tax refund; (vi) file any amended Tax Return involving a material amount of additional Taxes; (vii) enter into any closing agreement relating to material Taxes; or (viii) waive or extend the statute of limitations in respect of material Taxes other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business;

(k) grant, confer or award Convertible Securities or other rights to acquire any of its or its subsidiaries’ capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any Company Option Plan (except as otherwise provided by the terms of any unexercisable options outstanding on the date hereof), except (i) as may be required under any bonus or incentive plans existing prior to the date hereof or entered into after the date hereof in accordance with this Section 6.01 and employment agreements executed prior to the date hereof or entered into after the date hereof in accordance with this Section 6.01; and (ii) for customary grants of Equity Securities and Convertible Securities made to employees at fair market value, as determined by the Board of Directors of the Company; provided that with respect to subsections (i) and (ii) hereof, the number of shares of Company Common Stock subject to such Equity Securities or Convertible Securities shall not exceed 0.25% of the outstanding shares of Company Common Stock as of the close of business on November 10, 2006;

(l) except as required pursuant to existing written agreements or existing Company Benefit Plans in effect as of the date hereof, or as permitted by this Section 6.01 or as disclosed in Section 6.01(l) of the Company Disclosure Schedule, or as otherwise required by Law, (i) increase the compensation or other benefits payable or to become payable to (x) current or former directors (including Lowry Mays, Mark Mays, and Randall Mays in their capacities as executive officers of the Company); (y) any other Senior Executives of the Company by an amount exceeding the amount set forth on Section 6.01(l) of the Company Disclosure Schedule, or (z) other employees except in the ordinary course of business consistent with past practices (ii) grant any severance or termination pay to, or enter into any severance agreement with any current or former director, executive officer or employee of the Company or any of its subsidiaries, except as are required in accordance with any Company Benefit Plan and in the case of employees other than the Senior Executives, other than in the ordinary course of business consistent with past practice, (iii) enter into any employment agreement with any director, executive officer or employee of the Company or any of its subsidiaries, except (A) employment agreements to the extent necessary to replace a departing executive officer or employee upon substantially similar terms, (B) employment agreements with on-air talent, (C) new employment agreements entered into in the ordinary course of business providing for compensation not in excess of $250,000 annually and with a term of no more than two (2) years, or (D) extension of employment agreements other than agreements with the Senior Executives in the ordinary course of business consistent with past practice (iv) adopt, approve, ratify, enter into or amend any collective bargaining agreement, side letter, memorandum of understanding or similar agreement with any labor union, except, in each case, as would not result in a material increase to the Company in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement or (v) adopt, amend or terminate any Company Benefit Plan (except as otherwise specifically provided in this Section 6.01(l) or as required by applicable law), retention, change in control, profit sharing, or severance plan or contract for the benefit of any of their current or former directors, officers, or employees or any of their beneficiaries, except for any amendment to comply with Section 409(A) of the Code;

(m) make any capital expenditure or expenditures which is in excess of $50,000,000 individually or $100,000,000 in the aggregate, except for any such capital expenditures in aggregate amounts consistent with past practice or as required pursuant to new contracts entered into in the ordinary course of business;

(n) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any person in excess of $25,000,000 in the aggregate for all such investments, loans or advances, other than an investment in, or loan or advance to a subsidiary; provided, however, that (other than travel and similar advances in the ordinary course of business) the Company shall not make any loans or advances to any Senior Executives;

(o) settle or compromise any material claim, suit, action, arbitration or other proceeding whether administrative, civil or criminal, in law or in equity, provided that the Company may settle or compromise any such claim that is not related to this Agreement or the transactions contemplated hereby that do not exceed $10,000,000 individually or $30,000,000, in the aggregate and do not impose any material restriction on the business or operations of the Company or its subsidiaries;

(p) except with respect to any Permitted Divestitures, without the Parents’ consent, which consent may not be unreasonably withheld, delayed or conditioned, enter into any LMA in respect of the programming of any radio or television broadcast station or contract for the acquisition or sale of any radio broadcast station, television broadcast station or daily newspaper (by merger, purchase or sale of stock or assets or otherwise) or of any equity or debt interest in any person that directly or indirectly has an attributable interest in any radio broadcast station, television broadcast station or daily newspaper; provided, that it shall be deemed reasonable for the Parents to withhold consent for any such LMA or acquisition that would be reasonably likely to delay, impede or prevent receipt of the FCC Consent;

(q) make any amendment or modification to, or give any consent or grant any waiver under, that certain Master Agreement, dated as of November 16, 2005, by and between the Company and Outdoor Holdings (the “Master Agreement”), to permit Outdoor Holdings to issue capital stock, option or other security, consolidate or merge with another person, declare or pay any dividend, sell or encumber any of its assets, amend, modify, cancel, forgive or assign any intercompany notes or amend, terminate or modify the Master Agreement or the Corporate Services Agreement between Clear Channel Management Services, L.P. and Outdoor Holdings, dated November 16, 2005;

(r) enter into any transaction, agreement, arrangement or understanding between (i) the Company or any of its subsidiaries, on the one hand, and (ii) any affiliate of the Company (other than its subsidiaries) on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K that involves more than $100,000, except for (a) in the ordinary course of business consistent with the practices disclosed in the SEC Documents; and (b) the grant of Equity Securities or Convertible Securities permitted by this Agreement under Company Option Plans and (c) compensatory payments as provided for in the Company’s bonus or incentive plans adopted by the Compensation Committee of the Board of Directors of the Company or the Board of Directors of the Company prior to the date hereof;

(s) adopt any takeover defenses or take any action to render any state takeover statutes inapplicable to any transaction other than the transactions contemplated by this Agreement; or

(t) authorize or enter into any written agreement or otherwise make any commitment to do any of the foregoing.

Section 6.02  FCC Matters.  During the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, the Company shall, and shall cause each of its Material Subsidiaries to: (i) use reasonable best efforts to comply with all material requirements of the FCC applicable to the operation of the Company Stations; (ii) promptly deliver to the Parents copies of any material reports or applications filed with the FCC; (iii) promptly notify the Parents of any inquiry, investigation or proceeding initiated by the FCC relating to the Company Stations which, if determined adversely to the Company, would be reasonably likely to have, in the aggregate, a Material Adverse Effect on the Company; and (iv) not make or revoke any election with the FCC if such election or revocation would have, in the aggregate, a Material Adverse Effect on the Company.

Section 6.03  Proxy Statement.

(a) Covenants of the Company with Respect to the Proxy Statement.   Within thirty (30) days following the date of this Agreement, subject to Section 6.07 hereof, the Company shall prepare and shall cause to be filed with the SEC a proxy statement (together with any amendments thereof or supplements thereto, the “Proxy Statement”) relating to the meeting of the Company’s shareholders to be held to consider the adoption and approval of this Agreement and the Merger. The Company shall include, except to the extent provided in Section 6.07, the text of this Agreement and the recommendation of the Board of Directors of the Company that the Company’s shareholders approve and adopt this Agreement. The Company shall use reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement. The Company shall promptly notify the Parents upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, shall consult with the Parents prior to responding to any such comments or request or filing any amendment or supplement to the Proxy Statement and shall provide the Parents with copies of all correspondence between the Company and its Representatives on the one hand and the SEC and its staff on the other hand. None of the information with respect to the Company or its subsidiaries to be included in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

(b) Covenants of the Parents with Respect to the Proxy Statement.  None of the information with respect to the Parents, Mergerco or their respective subsidiaries specifically provided in writing by the Parents or any person authorized to act on their behalf for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Cooperation.  The Company and the Parents shall cooperate and consult with each other in preparation of the Proxy Statement. Without limiting the generality of the foregoing, the Parents will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. Notwithstanding anything to the contrary stated above, prior to filing and mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other party an opportunity to review and comment on such document or response and shall discuss with the other party and include in such document or response, comments reasonably and promptly proposed by the other party.

(d) Mailing of Proxy Statement; Amendments.  Within five (5) days after the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting. If at any time prior to the Effective Time any event or circumstance relating to the Company, the Parents or Mergerco or any of the Company’s subsidiaries or the Parents’ or Mergerco’s subsidiaries, or their respective officers or directors, should be discovered by the Company or the Parents, respectively, which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, such party shall promptly inform the other. Each of the Parents and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading (determined in accordance with Rule 14a-9(a) of the Exchange Act). All documents that each of the Company and the Parents is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the NYSE.

Section 6.04  Shareholders’ Meeting.  Unless this Agreement has been terminated pursuant to Section 8.01, the Company shall, promptly after the SEC indicates that it has no further comments on the Proxy Statement, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders within forty-five (45) days of the mailing of such Proxy Statement, for the purpose of voting upon the adoption of this Agreement and approval of the Merger (the “Shareholders’ Meeting”), and the Company shall hold the Shareholders’ Meeting. The Company shall recommend to its shareholders the adoption of this Agreement and approval of the Merger in the Proxy Statement and at the Shareholders’ Meeting (the “Company Recommendation”); provided, however, that the Company shall not be obligated to recommend to its shareholders the adoption of this Agreement or approval of the Merger at its Shareholders’ Meeting to the extent that the Board of Directors of the Company makes a Change of Recommendation pursuant to the provisions of Section 6.07. Unless the Company makes a Change of Recommendation, the Company will use commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NYSE or the applicable Law to obtain such approvals. The Company shall keep the Parents updated with respect to proxy solicitation results as reasonably requested by the Parents.

Section 6.05  Appropriate Action; Consents; Filings.

(a) Subject to the terms of this Agreement, the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the Merger set forth in Article VII to be satisfied, including (i) in the case of the Parents, the obtaining of all necessary approvals under any applicable communication Laws required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, including any obligations of the Parents in accordance with Section 6.05(b); (ii) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement; (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement. Each of the parties hereto shall promptly (in no event later than fifteen (15) business days following the date that this Agreement is executed) make its respective filings, and thereafter make any other required submissions under the HSR Act and any applicable non-U.S. competition or antitrust Laws with respect to the transactions contemplated hereby. The Parents and the Company shall cooperate to prepare such applications as may be necessary for submission to the FCC in order to obtain the FCC Consent (the “FCC Applications”) and shall promptly (in no event later than thirty (30) business days following the date that this Agreement is executed) file such FCC Applications with the FCC. Said FCC Applications shall specify that Mergerco, or any person having an attributable ownership interest in Mergerco as defined for purposes of applying the FCC Media Ownership Rules (“Attributable Investor”), shall render non-attributable all interests in any assets or businesses which would conflict with the FCC Media Ownership Rules (including, without limitation, the equity debt plus rules) if such interests were held by Mergerco or any Attributable Investor following the Effective Time, including, without limitation, any such interest that Mergerco or any Attributable Investor is or may become obligated to acquire (the “Attributable Interest”). The Parents shall, and the Parents shall cause each Attributable Investor to, (i) render non-attributable under the FCC Media Ownership Rules each Attributable Interest, and (ii) not acquire or enter into any agreement to acquire any Attributable Interest, and not permit to exist any interest that conflicts with the FCC’s alien ownership rules. The action required by clause (i) above shall be completed not later than the Effective Time. The parties shall diligently take, or cooperate in the taking of, all necessary, desirable and proper actions, and provide any additional information, reasonably required or requested by the FCC. Each of the Parents and the Company will keep the other informed of any material communications (including any meeting, conference or telephonic call) and will provide the other copies of all correspondence between it (or its advisors) and the FCC and each of the Parents and the Company will permit the other to review any material communication relating to the FCC Applications to be given by it to the FCC.

Each of the Parents and the Company shall notify the other in the event it becomes aware of any other facts, actions, communications or occurrences that might directly or indirectly affect the Parents’ or the Company’s intent or ability to effect prompt FCC approval of the FCC Applications. The Parents and the Company shall oppose any petitions to deny or other objections filed with respect to the FCC Applications and any requests for reconsideration or judicial review of the FCC Consent. Each of the Parents and the Company agrees not to, and shall not permit any of their respective subsidiaries to, take any action that would reasonably be expected to materially delay, materially impede or prevent receipt of the FCC Consent. The fees required by the FCC for the filing of the FCC Applications shall be borne one-half by the Parents (on behalf of Mergerco) and one-half by the Company

(b) The Parents agree to take promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any antitrust, competition or communications or broadcast Law (including the FCC Media Ownership Rules) that may be required by any U.S. federal, state or local or any applicable non-U.S. antitrust or competition Governmental Authority, or by the FCC or similar Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the Divestiture of such assets or businesses as are required to be divested in order to obtain the FCC Consent, or to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Section 6.05, if the FTC or the Antitrust Division of the United States Department of Justice has not granted the necessary approvals under the HSR Act of the date that is nine (9) months following the date hereof, then, if the respective antitrust counsel to the Company and the Parents, in consultation with each other and in the exercise of their professional judgment, jointly determine that a Divestiture (as defined below) is required to obtain the necessary approvals under the HSR Act, they shall provide written notice of such determination to the Parents and the Company (the “Divestiture Notice”). Upon receipt of the Divestiture Notice, the Parents shall promptly, and in any event within twelve (12) months, implement or cause to be implemented a Divestiture. For purposes of this Agreement, a “Divestiture” of any asset or business shall mean (i) any sale, transfer, separate holding, divestiture or other disposition, or any prohibition of, or any limitation on, the acquisition, ownership, operation, effective control or exercise of full rights of ownership, of such asset; or (ii) the termination or amendment of any existing or contemplated Mergerco’s or Company’s governance structure or contemplated Mergerco’s or Company’s contractual or governance rights. Further, and for the avoidance of doubt, the Parents will take any and all actions necessary in order to ensure that (x) no requirement for any non-action, consent or approval of the FTC, the Antitrust Division of the United States Department of Justice, any authority enforcing applicable antitrust, competition, communications Laws, any State Attorney General or other governmental authority, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any antitrust or competition Law or any communications Law, would preclude consummation of the Merger by the Termination Date.

(c) Each of the Parents and the Company shall give (or shall cause its respective subsidiaries to give) any notices to third parties, and the Parents and the Company shall use, and cause each of its subsidiaries to use, its reasonable best efforts to obtain any third party consents not covered by paragraphs (a) and (b) above, necessary, proper or advisable to consummate the Merger. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement.

(d) In order to avoid disruption or delay in the processing of the FCC Applications, the Parents and the Company agree, as part of the FCC Applications, to request that the FCC apply its policy permitting license assignments and transfers in transactions involving multiple markets to proceed, notwithstanding the pendency of one or more license renewal applications. The Parents and the Company agree to make such representations and undertakings as necessary or appropriate to invoke such policy, including undertakings to assume the position of applicant with respect to any pending license renewal applications, and to assume the risks relating to such applications. The Parents and the Company acknowledge that license renewal applications (each, a “Renewal Application”) may be pending before the FCC with respect to the Company Stations (each, a “Renewal Station”). To the extent reasonably necessary to expedite grant of a Renewal Application, and thereby facilitate grant of the FCC Applications, the Parents and the Company shall enter into tolling agreements with the FCC with respect to the relevant Renewal Application as necessary or appropriate to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Renewal Station in connection with any pending complaints, investigations, letters of inquiry, or other proceedings, including, but not limited to, complaints that such Renewal Station aired programming that contained obscene, indecent or profane material (a “Tolling Agreement”). The Parents and the Company shall consult in good faith with each other prior to entering into any such Tolling Agreement. Section 6.05(d) of the Company Disclosure Schedule sets forth all main radio and television stations owned by the Company with Renewal Applications pending as of the date of this Agreement.

Section 6.06  Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, except as otherwise prohibited by applicable Law or the terms of any contract entered into prior to the date hereof or as would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege (it being understood that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that does not result in such violation, loss or impairment), the Company shall and shall cause each of its subsidiaries to (i) provide to the Parents (and their respective officers, directors, employees, accountants, consultants, legal counsel, permitted financing sources, agents and other representatives (collectively, the “Representatives”)) reasonable access during normal business hours to the Company’s and Material Subsidiaries’ officers, employees, offices and other facilities, properties, books, contracts and records and other information as the Parents may reasonably request regarding the business, assets, liabilities, employees and other aspects of the Company and its subsidiaries; (ii) permit the Parents to make copies and inspections thereof as the Parents may reasonably request; and (iii) furnish promptly to the Parents such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and its subsidiaries as the Parents or their respective Representatives may reasonably request. In addition, during such period, the Company shall provide the Parents and their respective Representatives copies of the unaudited monthly consolidated balance sheet of the Company for the month then ended and related statements of earnings, and cash flows in the form and promptly following such time as they are provided or made available to the Senior Executives.

(b) The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreements.

Section 6.07  No Solicitation of Competing Proposal.

(a) Notwithstanding any other provision of this Agreement to the contrary, commencing on the date of this Agreement and continuing until 11:59 p.m., Eastern Standard Time, on December 7, 2006 (the “No-Shop Period Start Date”), the Company and its subsidiaries and their respective Representatives shall have the right to directly or indirectly (i) initiate, solicit and encourage Competing Proposals from third parties, including by way of providing access to non-public information to such third parties in connection therewith; provided, that the Company shall enter into confidentiality agreements with any such third parties and shall promptly provide to the Parents any material non-public information concerning the Company or its subsidiaries that is provided to any such third party which has not been previously provided to the Parents; and (ii) participate in discussions or negotiations regarding, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Competing Proposal. On the No-Shop Period Start Date, the Company shall advise the Parents orally and in writing of the number and identities of the parties making a bona fide written Competing Proposal that the Board of Directors of the Company or any committee thereof believes in good faith after consultation with the Company’s outside legal and financial advisor of nationally recognized reputation, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (any such proposal, an “Excluded Competing Proposal”) and provide to the Parents (within two (2) calendar days) written notice which notice shall specify the material terms and conditions of any such Excluded Competing Proposal (including the identity of the party making such Excluded Competing Proposal).

(b) Except as may relate to any person from whom the Company has received, after the date hereof and prior to the No-Shop Period Start Date, an Excluded Competing Proposal, commencing on the No-Shop-Period Start Date (and with respect to any persons from whom the Company has received, after the date hereof and prior to the No-Shop Period Start Date, an Excluded Competing Proposal commencing on January 5, 2007) the Company shall, and the Company shall cause its subsidiaries and Representatives (including financial advisors) to, (i) immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by the Company, its subsidiaries or any Representatives with respect to any actual or potential Competing Proposal, and (ii) with respect to parties with whom discussions or negotiations have been terminated on, prior to or subsequent to the date hereof, the Company shall use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, and confidential information previously furnished by the Company, its subsidiaries or its Representatives. From and after the No-Shop Period Start Date until and with respect to any Excluded Competing Proposal from and after January 5, 2007) the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, and except as otherwise specifically provided for in this Section 6.07, the Company agrees that neither it nor any subsidiary shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) initiate, solicit, or knowingly facilitate or encourage the submission of any inquiries proposals or offers with respect to a Competing Proposal (including by way of furnishing information); (ii) participate in any negotiations regarding, or furnish to any person any information in connection with, any Competing Proposal; (iii) engage in discussions with any person with respect to any Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal; or (vi) otherwise cooperate with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person (other than the Parents or their representatives) with respect to, or which would reasonably be expected to result in, a Competing Proposal; or (vii) exempt any person from the restrictions contained in any state takeover or similar laws or otherwise cause such restrictions not to apply to any person or to any Competing Proposal.

(c) Notwithstanding the limitations set forth in Section 6.07(b), from the date hereof and prior to the receipt of Requisite Shareholder Approval, if the Company receives any written Competing Proposal which the Board of Directors of the Company believes in good faith to be bona fide and did not result from a breach of Section 6.07(b), (i) which the Board of Directors of the Company determines, after consultation with outside counsel and financial advisors, constitutes a Superior Proposal; or (ii) which the Board of Directors of the Company determines in good faith after consultation with the Company’s outside legal and financial advisors could reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Superior Proposal, the Company may, subject to compliance with Section 6.07(h), take the following actions: (x) furnish information to the third party making such Competing Proposal, provided the Company receives from the third party an executed confidentiality agreement (the terms of which are substantially similar to, and no less favorable to the Company, in the aggregate, than those contained in the Confidentiality Agreements) and (y) engage in discussions or negotiations with the third party with respect to the Competing Proposal; provided, however, that the Company shall promptly provide the Parents any non-public information concerning the Company or any of its subsidiaries that is provided to the third party making such Competing Proposal or its Representatives which was not previously provided to the Parents.

(d) Neither the Board of Directors of the Company nor any committee thereof shall (i) change, qualify, withdraw or modify in any manner adverse to the Parents or Mergerco, or publicly propose to change, qualify, withdraw or modify in a manner adverse to the Parents or Mergerco, the Company Recommendation or the approval or declaration of advisability by such Board of Directors of the Company, or any Committee thereof, of this Agreement and the transactions contemplated hereby, including the Merger or (ii) take any other action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or otherwise take any action inconsistent with the Company Recommendation (a “Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Requisite Shareholder Approval, the Company receives a Competing Proposal which the Board of Directors of the Company concludes in good faith, after consulting with outside counsel and financial advisors, constitutes a Superior Proposal, the

Board of Directors of the Company may (x) effect a Change of Recommendation and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal if the Board of Directors of the Company determines in good faith, after consultation with outside counsel and its financial advisor, that failure to take such action could reasonably be expected to violate its fiduciary duties under applicable Law; provided, however that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless concurrently with such termination the Company pays the Company Termination Fee payable pursuant to Section 8.02(a); and provided, further, that the Board of Directors of the Company may not effect a Change of Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) in response to a Superior Proposal unless (i) the Company shall have provided prior written notice to the Parents, at least five (5) business days in advance (the “Notice Period”), of its intention to effect a Change of Recommendation in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents and (ii) the Board of Directors of the Company shall have determined in good faith, after consultation with outside counsel, that the failure to make a Change of Recommendation in connection with the Superior Proposal could be reasonably likely to violate the Company’s Board of Directors’ fiduciary duties under applicable Law, and (iii) the Company shall have promptly notified the Parents in writing of the determinations described in clause (ii) above, and (iv) following the expiration of the Notice Period, and taking into account any revised proposal made by the Parents since commencement of the Notice Period, the Board of Directors of the Company has determined in good faith, after consultation with outside legal counsel, that such Superior Proposal remains a Superior Proposal; provided, however, that during such Notice Period the Company shall in good faith negotiate with the Parents, to the extent the Parents wish to negotiate, to enable the Parents to make such proposed changes to the terms of this Agreement, provided, further, that in the event of any material change to the material terms of such Superior Proposal, the Board of Directors of the Company shall, in each case deliver to the Parents an additional notice, and the Notice Period shall recommence; (v) the Company is in compliance, in all material respects, with Section 6.07, and (vi) with respect to a termination of this Agreement pursuant to the foregoing clause (y), the Company concurrently pays the Company Termination Fee pursuant to Section 8.02(a).

(f) The Company promptly (and in any event within two (2) calendar days) shall advise the Parents orally and in writing of any Competing Proposal or any inquiry, proposal or offer, request for information or request for discussions or negotiations with respect to or that would reasonably be expected to lead to any Competing Proposal, the identity of the person making any such Competing Proposal, or inquiry, proposal, offer or request and shall provide the Parents with a copy (if in writing) and summary of the material terms of any such Competing Proposal or such inquiry, proposal or request. The Company shall keep the Parents informed of the status (including any change to the terms thereof) of any such Competing Proposal or inquiry, proposal or request. The Company agrees that it shall not and shall cause the Company’s subsidiaries not to enter into any confidentiality agreement or other agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing such information to the Parents. The Company agrees that neither it nor any of its subsidiaries shall terminate, waive, amend or modify any provision or any existing standstill or confidentiality agreement to which it or any of its subsidiaries is a party and that it and its subsidiaries shall enforce the provisions of any such agreement, unless failure by the Board of Directors of the Company to take such action could reasonably be expected to violate its fiduciary duties under applicable Law.

(g) Nothing contained in this Agreement shall prohibit the Company or the Board of Directors of the Company from (i) disclosing to the Company’s shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; or (ii) making any disclosure to its shareholders if the Board of Directors of the Company has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable state or federal securities Law; provided any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change of Recommendation unless the Board of Directors of the Company publicly reaffirms at least two (2) business days after a request by the Parents to do so its recommendation in favor of the adoption of this Agreement.

(h) As used in this Agreement, “Competing Proposal” shall mean any proposal or offer (including any proposal from or to the Company’s shareholders from any person or “group” (as defined in Section 13(d) of the Exchange Act) other than the Parents, Mergerco and their respective subsidiaries relating to: (i) any direct or indirect acquisition or purchase, in any single transaction or series of related transactions, by any such person or group acting in concert, of 15% or more of the fair market value of the assets, issued and outstanding Company Common Stock or other ownership interests of the Company and its consolidated subsidiaries, taken as a whole, or to which 15% or more of the Company’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable; (ii) any tender offer or exchange offer (including through the filing with the SEC of a Schedule TO), as defined pursuant to the Exchange Act, that if consummated, would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of the Company Common Stock; or (iii) any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving the Company as a result of which any person or group acting in concert would acquire assets, securities or businesses described in clause (i) above.

(i) As used in this agreement, “Superior Proposal” shall mean any bona fide written offer or proposal made by a third party (including any shareholder of the Company) to acquire (when combined with such party’s ownership of securities of the Company held immediately prior to such offer or proposal) greater than 50% of the issued and outstanding Company Common Stock or all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, an issuance of securities by the Company, a sale of all or substantially all the Company’s assets or otherwise, on terms which are not subject to a financing contingency and which the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial and legal advisors and consideration of all terms and conditions of such offer or proposal (including the conditionality and the timing and likelihood of consummation of such proposal), is on terms that are more favorable to the holders of the Company Common Stock from a financial point of view than the terms set forth in this Agreement or the terms of any other proposal made by the Parents after the Parents’ receipt of a notification of such Superior Proposal, taking into account at the time of determination, among any other factors, any changes to the terms of this Agreement that as of that time had been proposed by the Parents in writing and the conditionality and likelihood of consummation of the Superior Proposal.

Section 6.08  Directors’ and Officers’ Indemnification and Insurance.

(a) Mergerco agrees that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors or officers, as the case may be, of the Company or its subsidiaries as provided in their respective Articles of Incorporation or Bylaws (or comparable organization documents) or in any agreement shall survive the Merger and shall continue in full force and effect. From and after the Effective Time, Mergerco and the Surviving Corporation shall (and Mergerco shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by: (i) the Articles of Incorporation or Bylaws (or equivalent organizational documents) of the Company or any of its subsidiaries or affiliates as in effect on the date of this Agreement; and (ii) any indemnification agreements of the Company or its subsidiaries or other applicable contract as in effect on the date of this Agreement.

(b) Without limiting the provisions of Section 6.08(a), during the period ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will: (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director or officer of the Company or of any other entity if such service was at the request or for the benefit of the Company or any of its subsidiaries; or (B) the Merger, the Merger Agreement and any transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses

(including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.08(b) or elsewhere in this Agreement, neither Mergerco nor the Surviving Corporation shall (and Mergerco shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 6.08(b) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation. The Surviving Corporation shall be entitled, but not obligated to, participate in the defense and settlement of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement agreed to or effected without the Surviving Corporation’s written consent (which consent shall not be unreasonably withheld or delayed) upon reasonable prior notice and an opportunity to participate in the discussions concerning such settlement; and provided, further, that the Surviving Corporation shall not be obligated pursuant to this Section 6.08(b) to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnitees of the Surviving Corporation) for all Indemnitees of the Surviving Corporation in any jurisdiction with respect to any single action except to the extent that two or more of such Indemnitees of the Surviving Corporation shall have an actual material conflict of interest in such action.

(c) At the Company’s election in consultation with the Parents, (i) the Company shall obtain prior to the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope no less favorable than the existing policy of the Company for claims arising from facts or events that occurred on or prior to the Effective Time at a cost that does not exceed 300% of the annual premium currently paid by the Company for D&O Insurance (as defined below); or (ii) if the Company shall not have obtained such tail policy, the Parents will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s directors’ and officers’ insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable, taken as a whole, than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage, provided, however, that the Parents and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Parents or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) The Indemnitees to whom this Section 6.08 applies shall be third party beneficiaries of this Section 6.08. The provisions of this Section 6.08 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives.

(e) Notwithstanding anything contained in Section 9.01 or Section 9.06 hereof to the contrary, this Section 6.08 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Mergerco, the Surviving Corporation and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 6.08.

Section 6.09  Notification of Certain Matters.  The Company shall give prompt notice to the Parents, and the Parents shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the this Agreement, the Merger or the transactions contemplated hereby, or from any person alleging that the consent of such person is or may be required in connection with the Merger or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Mergerco; and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby.

Section 6.10  Public Announcements.  Except with respect to any action taken pursuant to, and in accordance with, Section 6.07 or Article VIII, so long as this Agreement is in effect, the Parents and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transaction contemplated hereby, and shall not issue any such press release or make any such public statement without the prior consent of the other (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or any listing agreement with the NYSE to which the Company is a party.

Section 6.11  Employee Matters.

(a) During the one (1) year period commencing at the Effective Time, the Parents shall provide or shall cause the Surviving Corporation to provide to employees of the Company and any of its subsidiaries other than those Senior Executives who have existing employment agreements or other employees that enter into new employment arrangements with the Parents or the Surviving Corporation in connection with the consummation of the Merger (“Company Employees”) the same base salary or wages, as applicable, and bonus and employee benefits that are in the aggregate, no less favorable than the base salary or wages, as applicable, any bonus opportunities and employee benefits (excluding stock purchase plans and other equity based plans) being provided to Company Employees immediately prior to the Effective Time under the Company Benefit Plans.

(b) Without limiting Section 6.11(a) hereof, during the one (1) year period commencing at the Effective Time, the Parents shall provide or shall cause the Surviving Corporation to provide to each Company Employee who experiences a termination of employment, severance benefits that are no less than the severance benefits, if any, to which such Company Employee would be entitled under the severance policy set forth on Section 6.11(b) of the Company Disclosure Schedule. During the period specified above, severance benefits to Company Employees shall be determined without taking into account any reduction after the Effective Time in the base salary or hourly wage rate paid to Company Employees and used to determine severance benefits.

(c) For purposes of eligibility and vesting under the Employee Benefit Plans of the Parents, the Company, the Company subsidiaries and their respective affiliates providing benefits to any Company Employees after the Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee shall be credited with his or her years of service with the Company, the Company subsidiaries and their respective affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan, provided, however, that no such crediting shall result in the duplication of benefits under any Company Benefit Plan. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, the Parents shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents to the same extent as under the applicable Company Benefit Plan, and the Parents shall use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents under an Company Benefit Plan during the portion of the plan year of the New Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Following the Effective Time, the Parents shall cause the Surviving Corporation and its subsidiaries to honor all collective bargaining agreements by which the Company or any of its subsidiaries is bound in accordance with their terms.

(e) Nothing herein expressed or implied shall (i) confer upon any of the Company Employees any rights or remedies (including, without limitation, any right to employment or continued employment for any specified period) of any nature or kind whatsoever under or by reason of the Agreement or (ii) subject to the provisions of Section 6.11(a) above, obligate the Parents, the Surviving Corporation or any of their respective subsidiaries to maintain any particular Company Benefit Plan or grant or issue any equity-based awards or limit the ability of the Parents to amend or terminate any of such Company Benefit Plans to the extent permitted thereunder in accordance with their terms. None of the provisions of this Agreement are intended to constitute an amendment to any Company Benefit Plan and no Company Employee shall have the right to enforce or compel the enforcement of any provisions of this Section 6.11 or this Agreement.

Section 6.12  Conduct of Business by the Parents Pending the Merger.  The Parents covenant and agree with the Company that between the date hereof and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, the Parents, except as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) shall not amend or otherwise change any of the Mergerco Organizational Documents that would be likely to prevent or materially delay the consummation of the transactions contemplated hereby;

(b) shall not acquire or make any investment in any corporation, partnership, limited liability company, other business organization or any division thereof that holds, or has an attributable interest in, any license, authorization, permit or approval issued by the FCC if such acquisition or investment would delay, impede or prevent receipt of the FCC Consent; and

(c) take any action that would be reasonably likely to cause a material delay in the satisfaction of the conditions contained in Section 7.01 or Section 7.03 or the consummation of the Merger.

Section 6.13  Financing.

(a) The Parents shall use their reasonable best efforts to (i) arrange and obtain the Financing on the terms and conditions described in the Financing Commitments, which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Closing, (ii) negotiate and finalize definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments, (iii) satisfy on a timely basis all conditions applicable to the Parents or Mergerco in such definitive agreements that are within their control, (iv) consummate the Financing no later than the Closing, and (v) enforce their rights under the Financing Commitments. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments, (A) the Parents shall promptly notify the Company, and (B) the Parents shall use their reasonable best efforts to obtain alternative financing from alternative sources, on terms, taken as whole, that are no more adverse to the Company, as promptly as practicable following the occurrence of such event but in no event later than the last day of the Marketing Period, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to this Section 6.13(a) being referred to as the “Financing Agreements”). For the avoidance of doubt, in the event that (x) all or any portion of the Debt Financing, structured as a high yield financing, has not been consummated; and (y) all conditions set forth in Article VII hereof have been satisfied or waived (other than conditions set forth in Section 7.02(c) and Section 7.03(d)) and (z) the bridge facilities contemplated by the Financing Commitments are available on terms and conditions described in the Financing Commitments, then the Parents shall agree to use the bridge facility contemplated by the Debt Commitment Letters, if necessary, to replace such high yield financing no later than the last date of the Marketing Period. In furtherance of the provisions of this Section 6.13(a), one or more Debt Commitment Letters may be amended, restated, supplemented or otherwise modified or superseded to add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letters as of the date hereof, to increase the amount of indebtedness or otherwise replace one or more facilities with one or more new facilities or modify one or more facilities to replace or otherwise modify the Debt Commitment Letters, or otherwise in manner not less beneficial in the aggregate to Mergerco and the Parents (as determined in the reasonable judgment of the Parents) (the “New Debt Financing Commitments”), provided that the New Debt Financing Commitments shall not (i) adversely amend the conditions to the Debt Financing set forth in the Debt Commitment Letters, in any material respect, (ii) reasonably be expected to delay or prevent the Closing; or (iii) reduce the aggregate amount of available Debt Financing (unless, in the case of this clause (iii), replaced with an amount of new equity financing on terms no less favorable in any material respect to Mergerco than the terms set forth in the Equity Commitment Letters or one or more new debt facilities pursuant to the new debt facilities pursuant to the New Debt Financing Commitments.) Upon and from and after each such event, the term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Debt Commitment Letters that are not so superseded at the time in question and the New Debt Financing Commitments to the extent then in effect. For purposes of this Agreement, “Marketing Period” shall mean the first period of twenty-five (25) consecutive business days throughout which (A) the Parents shall have the Required Financial Information that the Company is required to provide the Parents pursuant to Section 6.13(b), and (B) the conditions set forth in Section 7.01 or Section 7.02 (other than Section 7.02(c)) shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.02 (other than Section 7.02(c)) to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty-five (25) consecutive business day period; provided, however, that if the Marketing Period has not ended on or prior to August 17, 2007, the Marketing Period shall commence no earlier than September 4, 2007 or if the Marketing Period has not ended on or prior to December 14, 2007, the Marketing Period shall commence no earlier than January 7, 2008. The Parents shall (x) furnish complete and correct and executed copies of the Financing Agreements promptly upon their execution, (y) give the Company prompt notice of any material breach by any party of any of the Financing Commitments, any New Debt Financing Commitment or the Financing Arrangements of which the Parents become aware or any termination thereof, and (z) otherwise keep the Company reasonably informed of the status of the Parents’ efforts to arrange the Financing (or any replacement thereof).

(b) The Company shall, and shall cause its subsidiaries, and their respective officers, employees, consultants and advisors, including legal and accounting of the Company and its subsidiaries at the Parents’ sole expense, to cooperate in connection with the arrangement of the Financing as may be reasonably requested in advance written notice to the Company provided by the Parents (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or otherwise impair, in any material respect, the ability of any officer or executive of the Company or Outdoor Holdings to carry out their duties to the Company and to Outdoor Holdings, respectively). Such cooperation by the Company shall include, at the reasonable request of the Parents, (i) agreeing to enter into such agreements, and to execute and deliver such officer’s certificates (which in the good faith determination of the person executing the same shall be accurate), including certificates of the chief financial officer of the Company or any subsidiary with respect to solvency matters and as are customary in financings of such type, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time; (ii) (x) preparing business projections, financial statements, pro forma statements and other financial data and pertinent information of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements resold under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Financing Commitments, all as may be reasonably requested by the Parents and (y) delivery of audited consolidated financial statements of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2006 and December 31, 2007, as appropriate (together with the materials in clause (x), the “Required Financial Information”), which Required Financial Information shall be Compliant; (iii) making the Company’s Representatives available to assist in the Financing, including participation in a reasonable number of meetings, presentations (including management presentations), road shows, drafting sessions, due diligence sessions and sessions with rating agencies, including one or more meetings with prospective lenders, and assistance with the preparation of materials for rating agency presentations, offering documents and similar documents required in connection with the Financing; (iv) reasonably cooperating with the marketing efforts of the Debt Financing; (v) ensuring that any syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries (vi) using reasonable best efforts to obtain customary accountants’ comfort letters, consents, legal opinions, survey and title insurance as requested by the Parents along with such assistance and cooperation from such independent accountants and other professional advisors as reasonably requested by the Parents; (vii) taking all actions reasonably necessary to permit the prospective lenders involved in the Debt Financing to (A) evaluate the Company’s current assets ,cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that no right of any lender, nor obligation of the Company or any of its subsidiaries, thereunder shall be effective until the Effective Time; and (viii) otherwise reasonably cooperating in connection with the consummation of the Financing and the syndication and marketing thereof, including obtaining any rating agencies’ confirmations or approvals for the Financing. The Company hereby consents to the use of its and its subsidiaries’ logos in connection with the Financing. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time. The Parents shall, promptly upon request by the Company following the valid termination of this Agreement (other than in accordance with Section 8.01(i), reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its subsidiaries in connection with such cooperation. The Parents shall indemnify and hold harmless the Company and its subsidiaries for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its subsidiaries). As used in this Section 6.13(b), “Compliant” means, with respect to any Required Financial Information, that such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and it subsidiaries necessary in order to make such Required Financial Information not misleading and is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act, in each case assuming such Required Financial Information is intended to be the information to be used in connection with the Debt Financing contemplated by the Debt Commitment Letters.

Section 6.14  Actions with Respect to Existing Debt.

(a) As soon as reasonably practicable after the receipt of any written request by the Parents to do so, the Company shall commence, and shall cause the issuer under the Subsidiary Indenture (the “Subsidiary Issuer”) to commence, offers to purchase with respect to all of the outstanding aggregate principal amount of those series of the debt securities issued under the applicable indenture listed on Section 6.14 of the Mergerco Disclosure Schedule (the “Short-Dated Notes” ), on such terms and conditions, including pricing terms, that are proposed, from time to time, by the Parents (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers” ) and the Parents shall assist the Company in connection therewith. As part of any Debt Tender Offer, the Company shall, and shall cause the Subsidiary Issuer to, solicit the consent of the holders of each series of the Short-Dated Notes to amend, eliminate or waive certain sections (as specified by the Parents) of the applicable Indenture. The Debt Tender Offer shall be made pursuant to an Offer to Purchase and Consent Solicitation Statement prepared by the Company in connection with the Debt Tender Offer in form and substance reasonably satisfactory to the Parents and the Company. Notwithstanding the foregoing, the closing of the Debt Tender Offers (and to make any payments for the Note Consents) shall be conditioned on the occurrence of the Closing, and the parties shall use their reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date. The Company shall provide, and shall cause its subsidiaries to, and shall cause the Subsidiary Issuer and its subsidiaries to provide, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation requested by the Parents in connection with the Debt Tender Offers.

(b) Upon the request of the Parents pursuant to this Section 6.14, the Company shall prepare, as promptly as practicable, the offer to purchase, together with any required related letters of transmittal and similar ancillary agreements (such documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Debt Tender Offer Documents”), relating to the Debt Tender Offer and shall use its reasonable best efforts to cause to be disseminated to the record holders of the Short-Dated Notes, and to the extent known by the Company, the beneficial owners of the Short-Dated Notes, the Debt Tender Offer Documents; provided, however, that prior to the dissemination thereof, the Company shall provide copies thereof to the Parents not less than ten (10) business days in advance of any such dissemination (or such shorter period of time as is reasonably practicable in light of when the Parents request that the Company commence the Debt Tender Offer) and shall consult with the Parents with respect to the Debt Tender Offer Documents and shall include in such Debt Tender Offer Documents all comments reasonably proposed by the Parents and reasonably acceptable to the Company. If at any time prior to the acceptance of Short-Dated Notes pursuant to the Debt Tender Offer any event should occur that is required by applicable Law to be set forth in an amendment of, or a supplement to, the Debt Tender Offer

Documents, the Company shall use reasonable best efforts to prepare and disseminate such amendment or supplement; provided, however, that prior to such dissemination, the Company shall provide copies thereof to the Parents not less than two (2) business days (or such shorter period of time as is reasonably necessary in light of the circumstances) in advance of any such dissemination and shall consult with the Parents with respect to such amendment or supplement and shall include in such amendment or supplement all comments reasonably proposed by the Parents. The Company shall comply with the requirements of Rule 14e-1 promulgated under the Exchange Act, the Trust Indenture Act of 1939, as amended (the “TIA”), and any other applicable Law in connection with the Debt Tender Offer. Promptly following the expiration of the consent solicitation, assuming the requisite consent from the holders of the Short-Dated Notes (including from persons holding proxies from such holders) have been received, the Company shall and shall cause the Subsidiary Issuer to, cause appropriate supplemental indentures (the “Supplemental Indentures”) to become effective providing for the amendments of the applicable Indenture contemplated in the Debt Tender Offer Documents; provided, however, that notwithstanding the fact that the Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative unless and until all conditions to the Debt Tender Offer have been satisfied or (subject to approval by the Parents) waived by the Company in accordance with the terms hereof. The form and substance of the Supplemental Indentures shall be reasonably satisfactory to the Parents and the Company.

(c) The Company shall waive any of the conditions to the Debt Tender Offer as may be reasonably requested by the Parents (other than the conditions that the Debt Tender Offer is conditioned on the Merger as provided in clause (i) above), so long as such waivers would not cause the Notes Tender Offer to violate the Exchange Act, the TIA, or any other applicable Law, and shall not, without the prior written consent of the Parents, waive any condition to the Debt Tender Offer or make any change, amendment or modification to the terms and conditions of the Debt Tender Offer (including any extension thereof) other than as agreed between the Parents and the Company or as required in the reasonable judgment of the Company to comply with applicable Law.

(d) With respect to any series of Short-Dated Notes, if requested by the Parents in writing, in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the Indenture and the Debt Securities (as defined in the Indenture) for such Short-Dated Notes, (A) issue not less than thirty (30) days and not more than sixty (60) days prior to the Effective Time a notice of optional redemption for all of the outstanding aggregate principal amount of Short-Dated Notes of such series, as applicable, pursuant to Article Eleven of the Company Indenture and Article 3 of the Subsidiary Indenture and the other provisions of such Indentures applicable thereto or (B) take any actions reasonably requested by the Parents to facilitate the satisfaction and/or discharge of such series pursuant to Article Four of the Company Indenture and Article 8 of the Subsidiary Indenture and the other provisions of such Indentures applicable thereto and shall redeem or satisfy and/or discharge, as applicable, such series in accordance with the terms of the Indenture at the Effective Time; provided that prior to the Company being required to take any of the actions described in clause (A) or (B) above that cannot be conditioned upon the occurrence of the Closing, the Parents shall have, or shall have caused to be, deposited with the trustee under the Indenture sufficient funds to effect such redemption or satisfaction and discharge, which funds shall be returned to the Parents if the Agreement is terminated.

(e) If this Agreement is terminated pursuant to Section 8.01(e)prior to the consummation of the Merger, the Parents shall reimburse the Company for its reasonable out-of-pocket fees and expenses incurred pursuant to, and in accordance with, this Section 6.14. If the Effective Time does not occur, the Parents shall indemnify and hold harmless the Company, its subsidiaries and their respective officers and directors and each person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act from and against any and all damages suffered or incurred by them in connection with any actions taken pursuant to this Section 6.14; provided, however, that the Parents shall not have any obligation to indemnify and hold harmless any such party or person to the extent any such damages suffered or incurred arose from disclosure regarding the Company that is determined to have contained a material misstatement or omission or due to the gross or negligent misconduct of the Company.

Section 6.15  Section 16(b).  The Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 of the Exchange Act.

Section 6.16  Resignations.  The Company shall prepare and deliver to the Parents at or prior to the Closing (i) evidence reasonably satisfactory to the Parents, as specified by the Parents reasonably in advance of the Closing, the resignation of any directors of the Company’s wholly owned subsidiaries effective at the Effective Time and (ii) all documents and filings, completed and executed by the appropriate directors of the Company and its wholly owned subsidiaries, that are necessary to record the resignations contemplated by the preceding clause (i).

Section 6.17  Certain Actions and Proceedings.  Except as otherwise provided in Section 6.05, until this Agreement is terminated in accordance with Section 8.01 or otherwise, the Company shall consult with the Parents with respect to and the Parents shall be entitled to participate in, the defense of any action, suit or proceeding instituted against the Company (or any of its directors or officers) before any court of a Governmental Authority or threatened by any Governmental Authority or any third party, including a Company stockholder, to restrain, modify or prevent the consummation of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions. The Company shall not enter into any agreement arrangement or understanding that limits, modifies or in any way contradicts the provisions of this Section 6.17.

ARTICLE VII.

CONDITIONS TO THE MERGER

Section 7.01  Conditions to the Obligations of Each Party.  The respective obligations of the parties hereto to consummate the Merger are subject to the satisfaction or (waiver in writing if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) the Requisite Shareholder Approval shall have been obtained in accordance with the Texas Acts, the rules and regulations of the NYSE;

(b) any applicable waiting period under the HSR Act and any applicable Foreign Antitrust Laws relating to the consummation of the Merger shall have expired or been terminated;

(c) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger; and

(d) the FCC Consent shall have been obtained.

Section 7.02  Conditions to the Obligations of the Parents and Mergerco.  The obligations of the Parents and Mergerco to consummate the Merger are subject to the satisfaction (or waiver in writing if permissible under applicable Law) on or prior to the Closing Date by the Parents of the following further conditions:

(a) the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Material Adverse Effect on the Company,” “material,” “in all material respects” or like words, except in the case of Section 4.08) as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except for representations and warranties made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Material Adverse Effect on the Company,” “material,” “in all material respects” or like words, except in the case of Section 4.08) would not, individually or in the aggregate, have a Material Adverse Effect on the Company. In addition, the representations and warranties set forth in Section 4.03(a) and Section 4.03(b) shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate) and the representations and warranties set forth in Section 4.04(a) and Section 4.04(b) shall be true and correct in all material respects as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date in which case such representations and warranties will be true and correct as of such earlier date);

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time;

(c) the Company shall have delivered to the Parents a certificate, dated the Effective Time and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied; and

(d) since the date of this Agreement, there shall not have been any Material Adverse Effect on the Company.

Section 7.03  Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (or waiver in writing if permissible under applicable Law) by the Company of the following further conditions:

(a) each of the representations and warranties of the Parents and Mergerco contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Mergerco Material Adverse Effect,” “material,” “in all material respects” or like words) as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except for representations and warranties made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Mergerco Material Adverse Effect,” “material,” “in all material respects” or like words) would not, individually or in the aggregate, have a Mergerco Material Adverse Effect;

(b) The Parents and Mergerco shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time;

(c) The Parents shall have delivered to the Company a solvency certificate substantially similar in form and substance as the solvency certificate to be delivered to the lenders pursuant to the Debt Commitment Letters or any agreements entered into in connection with the Debt Financing; and

(d) The Parents shall have delivered to the Company a certificate, dated the Effective Time and signed by their respective chief executive officers or another senior officer on their behalf, certifying to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

ARTICLE VIII.

TERMINATION, AMENDMENT AND WAIVER

Section 8.01  Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company, as follows:

(a) by mutual written consent of each of the Parents and the Company;

(b) by either the Parents or the Company, if (i) the Effective Time shall not have occurred on or before 5:00 p.m., New York City Time, on the date that is twelve (12) months from the FCC Filing Date (such date, as may be extended in accordance with this Section 8.01(b), being the “Termination Date”); and (ii) the party seeking to terminate this Agreement pursuant to this Section 8.01(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before such date; provided, that, if, as of the Termination Date, all conditions to this Agreement shall have been satisfied or waived (other than those that are satisfied by action taken at the Closing) other than the condition set forth in Section 7.01(b) or Section 7.01(d), the Parents or the Company may, by written notice to the other party, extend the Termination Date to 5:00 pm, New York City Time, on the date that is eighteen (18) months from the FCC Filing Date.

(c) by either the Parents or the Company, if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and the other transactions contemplated hereby, and such Order or other action shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(c) shall have used its reasonable best efforts to contest, appeal and remove such Order or other action; and provided, further, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party to perform any of its obligations under this Agreement, including the obligations of the Parents under Section 6.05(b) of this Agreement;

(d) by the Parents or the Company if the Requisite Shareholder Approval shall not have been obtained by reason of the failure to obtain such Requisite Shareholder Approval at a duly held Shareholders’ Meeting or at any adjournment or postponement thereof; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(d) if the Company or any of its Representatives has failed to comply in any material respect with its obligations under Section 6.03, Section 6.04 or Section 6.07;

(e) by the Company if it is not in material breach of its obligations under this Agreement and if Mergerco and/or the Parents shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform by Mergerco and/or the Parents (1) would result in a failure of a condition set forth in Section 7.01, Section 7.03(a) or Section 7.03(b), and (2) cannot be cured on or before the Termination Date, provided that the Company shall have given the Parents written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(e) and the basis for such termination and Mergerco and/or the Parents shall have failed to cure such breach or failure within such thirty (30) day period;

(f) by the Company if (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and (ii) on or prior to the last day of the Marketing Period, none of Mergerco nor the Surviving Corporation shall have received the proceeds of the Financings sufficient to consummate the Merger and the transactions contemplated hereby;

(g) by the Parents if they and Mergerco are not in material breach of their obligations under this Agreement and if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform by the Company (1) would result in a failure of a condition set forth in Section 7.01, Section 7.02(a) or Section 7.02(b), and (2) cannot be cured on or before the Termination Date, provided that the Parents shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parents’ intention to terminate this Agreement pursuant to this Section 8.01(g) and the basis for such termination and the Company shall have failed to cure such breach or failure within such thirty (30) day period;

(h) by the Company, prior to receipt of the Requisite Shareholder Approval with respect to a Superior Proposal and in accordance with, and subject to the terms and conditions of, Section 6.07(d); provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(h) unless concurrent with such termination, the Company pays the Company Termination Fee.

(i) by the Parents if the Board of Directors of the Company or any committee thereof shall have (i) effected a Change of Recommendation; (ii) unless the Board of Directors of the Company has previously effected a Change of Recommendation, prior to the receipt of the Requisite Shareholder Approval, failed to reconfirm the Company Recommendation within five (5) business days of receipt of a written request from the Parents; provided, that the Parents shall only be entitled to one (1) such request; or (iii) unless the Board of Directors of the Company has previously effected a Change of Recommendation, failed to include in the Proxy Statement distributed to the Company’s shareholders its recommendation that the Company’s shareholders approve and adopt this Agreement and the Merger.

In the event of termination of this Agreement pursuant to this Section 8.01, this Agreement shall terminate and there shall be no other liability on the part of any party (or Investor as the case may be) hereto (except for the Confidentiality Agreements referred to in Section 6.06(b), the Limited Guarantee and the provisions of Section 8.02, Section 8.05(a), Section 9.07, Section 9.08 and Section 9.10).

Section 8.02  Termination Fees.

(a) If

(i) this Agreement is terminated by the Company pursuant to Section 8.01(h) or by the Parents pursuant to Section 8.01(i); or

(ii) this Agreement is terminated by the Parents or the Company pursuant to Section 8.01(d) or by the Parents pursuant to Section 8.01(g)(due to a willful and material breach by the Company); provided, however, that (x) prior to, in the case of Section 8.01(d), the Shareholders’ Meeting and, in the case of Section 8.01(g), the date of termination of this Agreement, a Competing Proposal has been publicly announced or made known to the Company and, in the case of termination pursuant to Section 8.01(d), not withdrawn at least two (2) business days prior to the Shareholders Meeting, and (y) if within twelve (12) months after such termination of this Agreement the Company or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any Competing Proposal;

then in any such event the Company shall pay to the Parents a Company Termination Fee and the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Mergerco and/or the Parents; provided, however, that if this Agreement is terminated by the Company or the Parents pursuant to Section 8.01(d) or by the Parents pursuant to Section 8.01(g) (due to a willful and material breach by the Company) and, in each case, no Company Termination Fee is then payable in respect thereof, then in each such case, the Company shall pay to the Parents the Expenses of Mergerco and the Parents, which amount shall not be greater than $45,000,000, and thereafter the Company shall be obligated to pay to the Parents the Company Termination Fee (less the amount of Expenses previously actually paid to the Parents pursuant to this sentence) in the event such Company Termination Fee becomes payable pursuant to this Section 8.02(a), such payment to be made, by wire transfer of immediately available funds to an account designated by the Parents; (A) in the case of termination pursuant to Section 8.02(a)(i), prior to the termination of this Agreement by the Company pursuant to Section 8.01(h) or promptly following the termination of this Agreement by the Parents pursuant to Section 8.01(i) (and in any event no later than two (2) business days after the delivery to the Company of notice of demand for payment), and (B) in the case of termination pursuant to Section 8.02(a)(ii), promptly following the earlier of the execution of a definitive agreement or consummation of the transaction contemplated by any Competing Proposal (and in any event no later than two (2) business days after the delivery to the Company of notice of demand for payment); and in circumstances in which Expenses are payable, such payment shall be made to the Parents not later than two business days after delivery to the Company of an itemization setting forth in reasonable detail all Expenses of Mergerco and the Parents (which itemization may be supplemented and updated from time to time by such party until the 60th day after such party delivers such itemization); it being understood that in no event shall the Company be required to pay the fee referred to in this Section 8.02(a) on more than one occasion.

(b) If this Agreement is terminated pursuant to Section 8.01(b), Section 8.01(e), or Section 8.01(f), then

(i) in the case of a termination pursuant to Section 8.01(b) or Section 8.01(e) (due to a willful and material breach by Mergerco and/or the Parents), if at such time, the Company is not in material breach of its obligations hereunder and all conditions to Mergerco’s and the Parents’ obligations to consummate the Merger shall have been satisfied, other than any of the conditions set forth in Section 7.01(b) or Section 7.01(d), then Mergerco shall pay to the Company a fee of $600,000,000 in cash; provided, however, that if at the time of such termination, (A) all conditions to Mergerco’s and the Parents’ obligations to consummate the Merger shall have been satisfied other than the condition set forth in Section 7.01(d), and (B) Mergerco, the Parents and each Attributable Investor has complied in all material respects with their obligations under Section 6.05(a) hereof, then Mergerco shall instead pay to the Company a fee of $300,000,000; or

(ii) in the case of a termination pursuant to Section 8.01(e) due to a willful and material breach by Mergerco and/or the Parents or Section 8.01(f) where clause (i) above is not applicable, then Mergerco shall pay to the Company a fee of $500,000,000 in cash,

(such payment, as applicable, the “Mergerco Termination Fee”), such payment to be made within two (2) business days after the termination of this Agreement, and in either such case, neither Mergerco nor the Parents shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company; it being understood that in no event shall Mergerco or the Parents be required to pay fees or damages payable pursuant to this Section 8.02(b) on more than one occasion.

(c) Each of the Company, Mergerco and the Parents acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Mergerco and the Parents would not have entered into this Agreement, and that any amounts payable pursuant to this Section 8.02 do not constitute a penalty. If the Company fails to pay as directed in writing by the Parents any amounts due to the Parents pursuant to this Section 8.02 within the time periods specified in this Section 8.02 or Mergerco fails to pay the Company any amounts due to the Company pursuant to this Section 8.02 within the time periods specified in this Section 8.02, the Company or Mergerco, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Mergerco and the Parents, on one hand, or the Company, on the other hand, as applicable, in connection with any action, including the lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Mergerco Termination Fee pursuant to this Section 8.02 or the guarantee thereof pursuant to the Limited Guarantees shall be the sole and exclusive remedy of the Company and its subsidiaries against Mergerco, the Parents, the Investors and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates or agents for the loss suffered as a result of this Agreement or the transaction contemplated hereby, and upon payment of such amount, none of Mergerco, the Parents, the Investors or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, including the Merger.

Section 8.03  Amendment.  This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption and approval of this Agreement and the Merger by shareholders of the Company, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company without such further approval of such shareholders nor any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.04  Waiver.  At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.03, waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Mergerco and the Parents in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.05  Expenses; Transfer Taxes.

(a) Except as otherwise provided in Section 6.05(a), all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notwithstanding anything to the contrary contained herein, the Surviving Corporation shall pay all documentary, sales, use, real property transfer, real property gains, registration, value added, transfer, stamp, recording and similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the transactions contemplated hereby regardless of who may be liable therefor under applicable Law, other than transfer taxes of any shareholder in connection with a transfer of his, her or its shares.

ARTICLE IX.

GENERAL PROVISIONS

Section 9.01  Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any person shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including, without limitation, those contained in Section 6.08, Section 6.11, Section 8.02, Section 8.05 and this Article IX.

Section 9.02  Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to the Parents or Mergerco:

Bain Capital Partners, LLC
111 Huntington Avenue
Boston, MA 02199
Phone: 617-516-2000
Fax: 617-516-2010
Attn: John Connaughton

and

Thomas H. Lee Partners, L.P.
100 Federal Street
Boston, MA 02110
Phone: 617-227-1050
Fax: 617-227-3514
Attn: Scott Sperling

with copies (which shall not constitute notice) to:

Ropes & Gray LLP
One International Place
Boston, MA 02110
Phone: 617-951-7000
Fax: 617-951-7050
Attn: David C. Chapin, Esq.
Attn: Alfred O. Rose, Esq.

if to the Company:

Clear Channel Communications, Inc.
200 East Basse
San Antonio, TX 78209
Phone: 210-822-2828
Fax: 210-832-3433
Attn: Andy Levin, Executive Vice President and
          Chief Legal Officer

with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
2029 Century Park East, Suite 2400
Los Angeles, CA 90067
Phone: 310-229-1000
Fax: 310-229-1001
Attn: C.N. Franklin Reddick III

Section 9.03  Interpretation; Certain Definitions.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes. References to a person are also to its permitted successors and assigns.

Section 9.04  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.05  Assignment.  Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, that Mergerco may assign any of its rights and obligations to any direct or indirect wholly owned subsidiary of Mergerco, but no such assignment shall relieve Mergerco of its obligations hereunder. Further, the Company acknowledges and agrees that Mergerco may (i) elect to transfer its equity interests to any affiliate or direct or indirect wholly owned subsidiary of Mergerco, (ii) reincorporate in Texas or (iii) merge with or convert into a Texas corporation created solely for the purpose of the Merger, and any such transfer, reincorporation, merger or conversion shall not result in a breach of any representation, warranty or covenant of Mergerco and/or the Parents herein. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 9.06  Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto), the Confidentiality Agreements and the Limited Guarantees constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and except for (a) the rights of the Company’s shareholders to receive the Merger Consideration at the Effective Time in accordance with, and subject to, the terms and conditions of this Agreement, (b) the right of the holders of Company Options to receive the Option Cash Payment at the Effective Time, in accordance with, and subject to, the terms and conditions of this Agreement, (c) the provisions of Section 6.08 hereof, and (d) the last sentence of Sections 8.02(c) and (e) and Section 9.08(a) is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 9.07  Governing Law.  This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of New York (other than with respect to matters governed by the Texas Acts with respect to which the Texas Acts shall apply and the DGCL with respect to matters with respect to which the DGCL shall apply), without giving effect to any choice or conflict of laws provision or rule.

Section 9.08  Consent to Jurisdiction; Enforcement.

(a) (i) The Company agrees that to the extent it has incurred losses or damages in connection with this Agreement, (i) the maximum aggregate liability of Mergerco for such losses or damages shall be limited to those amounts specified in Section 8.02(b), (ii) the maximum aggregate liability of each Parent for such losses or damages shall be zero, (iii) the maximum liability of each Guarantor, directly or indirectly, shall be limited to the express obligations of such Guarantor under its Limited Guarantee, and (iv) in no event shall the Company seek to recover any money damages in excess of such amount from Mergerco, the Parents, or the Guarantors or their respective Representatives and affiliates in connection therewith.

(b) The Company agrees that irreparable damage to Mergerco and the Parents would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Mergerco and the Parents shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in a state or federal court located in the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which Mergerco or either Parent is entitled at law or in equity. The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Mergerco or either Parent or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 8.02(b), as applicable, and under the Limited Guarantees.

(c) In addition, each of Mergerco, each Parent and the Company hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Western District of Texas and, if the United States District Court for the Western District of Texas does not accept such jurisdiction, the courts of the State of Texas, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Texas state or federal court. Each of Mergerco, each Parent and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(d) Each of Mergerco, each Parent and the Company irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party. Nothing in this Section 9.08 shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 9.09  Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.10  Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE

COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

[Remainder of This Page Intentionally Left Blank]

IN WITNESS WHEREOF, Mergerco, the Parents and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By:	/s/ Scott Sperling
Name: Scott Sperling
Title: Co-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By:	/s/ John Connaughton
Name: John Connaughton
Title: Managing Director

T TRIPLE CROWN FINCO, LLC

By:	/s/ Scott Sperling
Name: Scott Sperling

Title:	Co-President

COMPANY:

CLEAR CHANNEL COMMUNICATIONS, INC.

By:	/s/ Mark P. Mays
Name: Mark P. Mays

Title:	Chief Executive Officer

Signature Page to
Agreement and Plan of Merger

APPENDIX A

DEFINITIONS

As used in the Agreement, the following terms shall have the following meanings:

“Accountant” shall have the meaning set forth in Section 3.09(c).

“Additional Consideration Date” shall mean January 1, 2008.

“Additional Per Share Consideration” shall mean, if the Effective Time shall occur after the Additional Consideration Date, an amount, rounded to the nearest penny, equal to the lesser of (A) the pro rata portion, based upon the number of days elapsed since the Additional Consideration Date, of $37.60 multiplied by 8% per annum, per share or (B) an amount equal to (i) Operating Cash Flow for the period from and including the Additional Consideration Date through and including the last day of the last month preceding the Closing Date for which financial statements are available at least ten (10) calendar days prior to the Closing Date (the “Adjustment Period”) minus dividends paid or declared with respect to the period from and after the end of the Adjustment Period through and including the Closing Date and amounts committed or paid to purchase equity interests in the Company or derivatives thereof with respect to such period (but only to the extent that such dividends or amounts are not deducted from Operating Cash Flow for any prior period) divided by (ii) the sum of the number of outstanding shares of Company Common Stock (including outstanding Restricted Shares) plus the number of shares of Company Common Stock issuable pursuant to Convertible Securities outstanding at the Closing Date with exercise prices less than the Merger Consideration.

“Adjustment Period” shall have the meaning set forth in the definition of Additional Per Share Consideration.

“affiliate” of a specified person, shall mean a person who, directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, such specified person.

“Aggregate Merger Consideration” shall have the meaning set forth in Section 3.02(a).

“Agreement” shall have the meaning set forth in the Preamble.

“Articles of Merger” shall have the meaning set forth in Section 2.03(a).

“Attributable Interest” shall have the meaning set forth in Section 6.05(a).

“Attributable Investor” shall have the meaning set forth in Section 6.05(a).

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“Book-Entry Shares” shall have the meaning set forth in Section 3.01(b).

“business day” shall mean any day on which the principal offices of the SEC in Washington, D.C. or the Secretary of State are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.

“Certificate of Merger” shall have the meaning set forth in Section 2.03(a).

“Certificates” shall have the meaning set forth in Section 3.01(b).

“Change of Recommendation” shall have the meaning set forth in Section 6.07(d).

“Class A Preferred Stock” shall have the meaning set forth in Section 4.03(a).

“Class B Preferred Stock” shall have the meaning set forth in Section 4.03(a).

“Closing” shall have the meaning set forth in Section 2.02.

“Closing Date” shall have the meaning set forth in Section 2.02.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Communications Act” shall mean the Communications Act of 1934, as amended, and the rules, regulations and published policies and orders of the FCC thereunder.

“Company” shall have the meaning set forth in the Preamble.

“Company Accountant Expense” shall have the meaning set forth in Section 3.09(d).

“Company Benefit Plan” shall mean (i) each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), whether or not subject to ERISA, each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, (ii) each other plan, arrangement or policy (written or oral) relating to equity and equity-based awards, stock purchases, deferred compensation, bonus or other incentive compensation, severance, retention, salary continuation, educational assistance, material fringe benefits, leave of absence, vacation, change in control benefit, disability pension, welfare benefit, life insurance, or other material employee benefits, and (iii) each severance, consulting, change in control, employment, individual compensation or similar arrangement, in each case as to which the Company or its subsidiaries has any obligation or liability, contingent or otherwise, other than any (A) Multiemployer Plan; (B) governmental plan or any plan, arrangement or policy mandated by applicable Law and not otherwise insured, covered or set forth in any insurance contract, trust, escrow or other funding agreement; or (C) any employment contract applicable to employees performing services in jurisdictions outside of the United States that provides for severance only in accordance with applicable Laws.

“Company Common Stock” shall have the meaning set forth in Section 3.01(a).

“Company Disclosure Schedule” shall have the meaning set forth in Article IV.

“Company Employees” shall have the meaning set forth in Section 6.11(a).

“Company ESPP” shall have the meaning set forth in Section 3.03(d).

“Company FCC Licenses” shall mean all main radio and television stations licenses, permits, authorizations, and approvals issued by the FCC to the Company and its subsidiaries for the operation of the Company Stations.

“Company Indenture” shall mean the Senior Indenture, dated as of October 1, 1997, as amended, modified and supplemented by supplemental indentures from time to time through and including the Twenty-First Supplemental Indenture dated as of October 1, 1997, between Clear Channel Communications, Inc. and The Bank of New York Trust Company, N.A., as trustee.

“Company Material Contract” shall have the meaning set forth in Section 4.13(a).

“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock under any of the Company Option Plans.

“Company Option Plans” shall mean (i) the Company’s 1994 Incentive Stock Option Plan, 1994 Nonqualified Stock Option Plan, 1998 Stock Incentive Plan and 2001 Stock Incentive Plan and Sharesave Scheme and (ii) The Ackerley Group, Inc. Fifth Amended and Restated Employees Stock Option Plan, The 1998 AMFM Inc. Stock Option Plan, The 1999 AMFM Inc. Stock Option Plan, Capstar Broadcasting Corporation 1998 Stock Option Plan, Jacor Communication, Inc. 1997 Long-Term Incentive Stock Plan, The Marquee Group, Inc. 1996 Stock Option Plan, SFX Entertainment, Inc. 1998 Stock Option and Restricted Stock Plan, and SFX Entertainment, Inc. 1999 Stock Option and Restricted Stock Plan.

“Company Permits” shall have the meaning set forth in Section 4.06(a).

“Company Recommendation” shall have the meaning set forth in Section 6.04.

“Company SEC Documents” shall have the meaning set forth in Article IV.

“Company Stations” shall mean all of the radio broadcast and television stations currently owned and operated by the Company and its subsidiaries, including full power television and radio broadcast stations and low power television stations, television translator stations, FM broadcast translator stations and FM broadcast booster stations.

“Company Termination Fee” means $500,000,000, except (i) in the event that this Agreement is terminated by the Company prior to January 5, 2007 pursuant to Section 8.01(h) or (ii) in the event that this Agreement is terminated by the Parents prior to January 5, 2007 pursuant to Section 8.01(i), and, in each case, such right of termination is based on the submission of an Excluded Competing Proposal, the Company Termination Fee shall be $300,000,000

“Competing Proposal” shall have the meaning set forth in Section 6.07(h).

“Compliant” shall have the meaning set forth in Section 6.13(b).

“Confidentiality Agreements” shall mean (i) the confidentiality agreement, dated as of October 20, 2006, by and between Thomas H. Lee Partners, L.P. and the Company, as amended, and (ii) the confidentiality agreement, dated as of October 25, 2006, by and between Bain Capital Partners, LLC and the Company, as amended.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Convertible Securities” shall mean any subscriptions, options, warrants, debt securities or other securities convertible into or exchangeable or exercisable for any shares of Equity Securities.

“D&O Insurance” shall have the meaning set forth in Section 6.08(c).

“Debt Commitment Letters” shall have the meaning set forth in Section 5.07(a).

“Debt Financing” shall have the meaning set forth in Section 5.07(a).

“Debt Securities” shall mean the “Securities” as defined in each of the Indentures.

“Debt Tender Offer” shall have the meaning set forth in Section 6.14(a).

“Debt Tender Offer Documents” shall have the meaning set forth in Section 6.14(b).

“DGCL” shall have the meaning set forth in the Recitals.

“Dissenting Shares” shall have the meaning set forth in Section 3.05.

“Divestiture” shall have the meaning set forth in Section 6.05(b).

“Divestiture Notice” shall have the meaning set forth in Section 6.05(b).

“Effect” shall have the meaning set forth in the definition of Material Adverse Effect on the Company.

“Effective Time” shall have the meaning set forth in Section 2.03(a).

“Employee Benefit Plan” shall mean “employee benefit plans” as defined in Section 3(3) of ERISA.

“Equity Commitment Letters” shall have the meaning set forth in Section 5.07(a).

“Equity Financing” shall have the meaning set forth in Section 5.07(a).

“Equity Securities” shall mean any shares of capital stock of, or other equity interests or voting securities in, the Company or any of its subsidiaries, as applicable.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Additional Per Share Consideration” shall have the meaning set forth in Section 3.09(a).

“Estimated Additional Per Share Consideration Resolution Period” shall have the meaning set forth in Section 3.09(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Fund” shall have the meaning set forth in Section 3.02(a).

“Excluded Competing Proposal” shall have the meaning set forth in Section 6.07(a).

“Expenses” shall mean all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates and equity holders) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder and shareholder approvals, the filing of any required notices under the HSR Act or other similar regulations, any filings with the SEC or the FCC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“FCC” shall mean the Federal Communications Commission or any successor entity.

“FCC Applications” shall have the meaning set forth in Section 6.05(a).

“FCC Consent” shall mean any action by the FCC (including action duly taken by the FCC’s staff pursuant to delegated authority) granting its consent to the transfer of control or assignment to Mergerco or the Parents (or an affiliate of Mergerco or the Parents) of those authorizations, licenses, permits, and other approvals, issued by the FCC, and used in the operation of the Company Stations, pursuant to appropriate applications filed by the parties with the FCC, as contemplated by this Agreement.

“FCC Filing Date” shall mean the last date upon which all FCC Applications are filed with the FCC, but in no event later than the 30th business day from the date hereof.

“FCC Media Ownership Rules” shall mean the FCC’s media ownership rules set forth at 47 C.F.R. Section 73.3555, and the notes thereto, as in effect on the date of this Agreement.

“Financing” shall have the meaning set forth in Section 5.07(a).

“Financing Agreements” shall have the meaning set forth in Section 6.13(a).

“Financing Commitments” shall have the meaning set forth in Section 5.07(a).

“Foreign Antitrust Laws” shall mean any non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment.

“FTC” shall mean the Federal Trade Commission.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or governmental, regulatory, judicial or administrative authority, agency, commission or court.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer or director of the Company or served on behalf of the Company as an officer or director of any of the Company’s subsidiaries or any of their predecessors in all of their capacities (including as shareholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer or director.

“Indenture” shall mean each of, as the context may require, the Company Indenture and the Subsidiary Indenture.

“Investors” shall have the meaning set forth in Section 5.07(a).

“IRS” shall mean the Internal Revenue Service.

“knowledge” shall mean the actual knowledge of the officers and employees of the Company and the Parents set forth on Section A of the Company Disclosure Schedule and Section A of the Mergerco Disclosure Schedule, respectively, without benefit of an independent investigation of any matter.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.

“Limited Guarantee” shall have the meaning set forth in the Recitals.

“LMA” shall mean any local marketing agreement, time brokerage agreement, joint sales agreement, shared services agreement or other similar contract in which the Company or any subsidiary has an Attributable Interest in respect of providing programming, advertising or other services to any radio or television broadcast station.

“Marketing Period” shall have the meaning set forth in Section 6.13(a).

“Master Agreement” shall have the meaning set forth in Section 6.01(q).

“Material Adverse Effect on the Company” shall mean any event, state of facts, circumstance, development, change, effect or occurrence (an “Effect”) that has had or would reasonably be expected to have a material adverse effect on the business condition (financial or otherwise, operations or results of operations of the Company and its subsidiaries, taken as a whole, other than (i) any Effect resulting from (A) changes in general economic or political conditions or the securities, credit or financial markets in general, in each case, generally affecting the general television or radio broadcasting, music, internet, outdoor advertising or event industries, (B) general changes or developments in the general television or radio broadcasting, music, internet or event industries, including general changes in law or regulation across such industries, (C) the announcement of the merger agreement or the pendency or consummation of the merger, (D) the identity of Mergerco, the Investors or any of their affiliates as the acquiror of the Company, (E) compliance with the terms of, or the taking of any action required by, the merger agreement or consented to by the Parents, (F) any acts of terrorism or war (other than any of the foregoing that causes any damage or destruction to or renders unusable any facility or property of the Company or any of its subsidiaries), (G) changes in GAAP or the interpretation thereof, or (H) any weather related event, except, in the case of the foregoing clauses (A) and (B), to the extent such changes or developments referred to therein would reasonably be expected to have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other for profit participants in the industries and in the geographic markets in which the Company conducts its businesses after taking into account the size of the Company relative to such other for profit participants; or (ii) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure shall be considered in determining whether there is a Material Adverse Effect on the Company).

“Material Subsidiaries” shall have the meaning set forth in Section 4.01.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 3.01(b).

“Mergerco” shall have the meaning set forth in the Preamble.

“Mergerco Common Stock” shall have the meaning set forth in Section 3.01(c).

“Mergerco Disclosure Schedule” shall have the meaning set forth in Article V.

“Mergerco Equity Interests” shall have the meaning set forth in Section 5.09.

“Mergerco Material Adverse Effect” shall mean any event, state of facts, circumstance, development, change, effect or occurrence that is materially adverse to the business, financial condition or results of operations of Mergerco and Mergerco’s subsidiaries taken as a whole or may reasonably be expected to prevent or materially delay or materially impair the ability of Mergerco or any of its subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement.

“Mergerco Organizational Documents” shall have the meaning set forth in Section 5.02.

“Mergerco Shares” shall have the meaning set forth in Section 5.09.

“Mergerco Termination Fee” shall have the meaning set forth in Section 8.02(b).

“Multiemployer Plan” shall mean any “multiemployer plans” within the meaning of Section 3(37) of ERISA.

“New Debt Financing Commitments” shall have the meaning set forth in Section 6.13(a).

“New Plans” shall have the meaning set forth in Section 6.11(c).

“No-Shop Period Start Date” shall have the meaning set forth in Section 6.07(a).

“Notice Period” shall have the meaning set forth in Section 6.07(e).

“NYSE” shall mean the New York Stock Exchange.

“Operating Cash Flow” shall mean, for any period, an amount determined on a consolidated basis for the Company and its subsidiaries as follows:

(A) an amount determined in accordance with GAAP (as in effect on the date hereof), consistently applied, equal to the sum of net income, excluding therefrom any amount described in one or more of the following clauses (but only to the extent included in net income):

(i) the aggregate after-tax amount, if positive, of any net extraordinary, nonrecurring or unusual gains,

(ii) any items of gain or loss from Permitted Divestitures,

(iii) any items of gain or loss from the change in value or disposition of investments, including with respect to marketable securities and forward exchange contracts,

(iv) any non-cash income, gain or credits included in the calculation of net income,

(v) any net income or loss attributable to non-wholly owned subsidiaries or investments, except to the extent the Company has received a cash dividend or distribution or an intercompany cash payment with respect thereto during such period,

(vi) any net income attributable to foreign subsidiaries, except to the extent the Company has received a cash dividend or distribution or an intercompany cash payment with respect thereto during such period, and

(vii) the cumulative effect of a change in accounting principle, plus

(B) to the extent net income has been reduced thereby and without duplication, amortization of deferred financing fees included in interest expense, depreciation and amortization (including amortization of film contracts) and other non-cash charges that in the case of items described in this clause (B) are (i) not attributable to subsidiaries whose net income is subject to clause (A)(v) or (A)(vi) above and (ii) not in the nature of provisions for future cash payments, minus

(C) the amount of cash taxes paid or accrued with respect to such period (including provision for taxes payable in future periods) to the extent exceeding the amount of tax expense deducted in determining net income, minus

(D) dividends paid or declared with respect to such period and amounts committed or paid to purchase equity interests in the Company or derivatives thereof with respect to such period, minus

(E) capital expenditures made in cash or accrued with respect to such period, minus

(F) with respect to any income realized outside of the United States, any amount of taxes that would be required to be paid in order to repatriate such income to the United States, minus

(G) cash payments made or scheduled to be made with respect to film contracts.

“Option Cash Payment” shall have the meaning set forth in Section 3.03(a).

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“Outdoor Holdings” shall mean Clear Channel Outdoor Holdings, Inc., a Delaware corporation.

“Outdoor SEC Documents” shall mean all documents filed with the SEC by Outdoor Holdings between November 2, 2005 and the date hereof (together with all forms, documents, schedules, certifications, prospectuses, reports, and registration, proxy and other statements, required to be filed or furnished by it with or to the SEC between November 2, 2005 and the date hereof including any such documents filed during such periods on a voluntary basis on Form 8-K) in each case including all exhibits and schedules thereto and documents incorporated by reference therein.

“Parents” shall have the meaning set forth in the Preamble.

“Paying Agent” shall have the meaning set forth in Section 3.02(a).

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due or being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with GAAP; (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents; (iii) such non-monetary Liens or other imperfections of title, if any, that, do not have, individually or in the aggregate, a Material Adverse Effect on the Company, including, without limitation, (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, (C) any supplemental Taxes or assessments not shown by the public records and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road; (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) Liens disclosed on existing title reports or existing surveys (in either case copies of which title reports and surveys have been delivered or made available to the Parents); and (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens, incurred in the ordinary course of business.

“Permitted Divestitures” shall have the meaning set forth on Section 6.01(i) of the Company Disclosure Schedule.

“person” shall mean an individual, a corporation, limited liability company, a partnership, an association, a trust or any other entity or organization, including, without limitation, a Governmental Authority.

“Proxy Statement” shall have the meaning set forth in Section 6.03(a).

“Renewal Application” shall have the meaning set forth in Section 6.05(d).

“Renewal Station” shall have the meaning set forth in Section 6.05(d).

“Representatives” shall have the meaning set forth in Section 6.06(a).

“Required Financial Information” shall have the meaning set forth in Section 6.13(b).

“Requisite Shareholder Approval” shall mean the affirmative vote of the holders of two-thirds of the outstanding Shares of Company Common Stock to approve this Agreement and the transactions contemplated thereby.

“Restricted Share” shall have the meaning set forth in Section 3.03(b).

“Rollover Share” shall mean each Equity Security or Convertible Security owned by an employee of the Company that is expressly designated as a Rollover Share in an agreement of such employee and the Parents to be entered into between the date hereof and the Closing Date.

“SEC” shall mean the Securities and Exchange Commission.

“SEC Filings” shall have the meaning set forth in Section 4.12.

“Secretary of State” shall have the meaning set forth in Section 2.03(a).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Senior Executives” shall mean the “named executive officers” identified in the Company’s Proxy Statement filed with the SEC on March 14, 2006

“Shareholders’ Meeting” shall have the meaning set forth in Section 6.04.

“Short-Dated Notes” shall have the meaning set forth in Section 6.14(a).

“subsidiary” of any person, shall mean any corporation, limited liability company, partnership, association, trust, joint venture or other legal entity (other than any dormant or inactive corporation, limited liability company, partnership, association, trust, joint venture or other legal entity) the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust, joint venture or other legal entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more subsidiaries of such party or by such party and one or more subsidiaries of such party; provided, however, that the following rules of interpretation shall be applied with respect to the use of the term “subsidiary” or “subsidiaries,” as they are applied to Outdoor Holdings and any other subsidiary of the Company which is not wholly owned: (i) when used in the representations and warranties of the Company contained in this Agreement, with respect to Outdoor Holdings and any other subsidiary of the Company that is not wholly owned, the representation or warranty shall be made solely to the Company’s knowledge and (ii) whenever this Agreement obligates any subsidiary to take or not to take, or requires that the Company cause any subsidiary to take, or not to take, any action, such covenant shall be satisfied with respect to Outdoor Holdings and any other subsidiary of the Company that is not wholly owned, upon the Company’s request of such subsidiary to (i) take, or not to take, as the case may be, such action, and (ii) with respect to Outdoor Holdings, if such action is contemplated by the Master Agreement, upon the Company’s exercise of its rights under the Master Agreement with respect to such action.

“Subsidiary Indenture” shall mean the Indenture, dated as of November 17, 1998, as amended, modified and supplemented by that certain First Supplemental Indenture dated as of August 23, 1999, that certain Second Supplemental Indenture dated as of November 19, 1999 and that certain Third Supplemental Indenture dated as of January 18, 2000, among AMFM Operating Inc., each subsidiary guarantor party thereto and The Bank of New York, as trustee.

“Subsidiary Issuer” shall have the meaning set forth in Section 6.14(a).

“Surviving Corporation” shall have the meaning set forth in Section 2.01.

“Surviving Corporation Common Stock” shall have the meaning set forth in Section 3.01(c).

“Superior Proposal” shall have the meaning set forth in Section 6.07(i).

“Supplemental Indentures” shall have the meaning set forth in Section 6.14(b).

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges; and liability for the payment of any of the foregoing as a result of (w) being a transferee or successor, (x) being a member of an affiliated, consolidated, combined or unitary group, (y) being party to any tax sharing agreement and (z) any express or implied obligation to indemnify any other person with respect to the payment of any of the foregoing.

“Tax Returns” shall mean returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes required to be filed with the IRS or any other governmental or taxing authority, domestic or foreign, including consolidated, combined and unitary tax returns.

“TBCA” shall have the meaning set forth in the Recitals.

“TBOC” shall have the meaning set forth in the Recitals.

“TIA” shall have the meaning set forth in Section 6.14(b).

“Termination Date” shall have the meaning set forth in Section 8.01(b).

“Texas Acts” shall have the meaning set forth in the Recitals.

“Tolling Agreement” shall have the meaning set forth in Section 6.05(d).

“Total Option Cash Payments” shall have the meaning set forth in Section 3.03(a).

“WARN Act” shall mean the Worker Adjustment and Restraining Notification (WARN) Act of 1988.

SUMMARY OF CONTENTS OF
COMPANY DISCLOSURE SCHEDULE

to

AGREEMENT AND PLAN OF MERGER

dated as of
November 16, 2006
By and among

BT TRIPLE CROWN MERGER CO., INC.,
B TRIPLE CROWN FINCO, LLC,
T TRIPLE CROWN FINCO, LLC,

and

CLEAR CHANNEL COMMUNICATIONS, INC.

The following is a summary of the disclosure schedules delivered by the Company in connection with the Agreement and Plan of Merger dated as of November 16, 2006 by and among BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC, and Clear Channel Communications, Inc. (the “Agreement”). To the extent not defined below, capitalized terms used herein are as defined in the Agreement.*

Section 3.03(a). Stock Options and Other Awards.

List of outstanding options to purchase shares of common stock of the Company, for which consent may be required for consummation of the transactions contemplated by Section 3.03 of the Agreement.

Section 4.01(a). Material Subsidiaries.

List of material subsidiaries.

Section 4.02. Articles of Incorporation and Bylaws.

List of material subsidiaries for which articles of incorporation and bylaws were not made available to Mergerco or the Parents.

Section 4.03(b). Capitalization.

List of certain outstanding warrants and disclosure of information relating to outstanding shares of common stock reserved for issuance under certain equity incentive plans.

Section 4.05(a). No Conflicts; Required Filings and Consents.

List of agreements that the transactions contemplated by the Agreement may conflict with or require the making of a filing or the obtaining of a consent.

Section 4.06(b). Permits and Licenses; Compliance with Laws.

List of television and radio stations.

Section 4.11. Taxes.

Disclosure of information regarding disputes over taxes, audits, examinations and other tax matters.

Section 4.14. Employee Benefits and Labor Matters.

Disclosure of information relating to the Company’s employee benefits plans, including potential liabilities under outstanding plans upon the consummation of the transactions contemplated by the Agreement.

Section 5.07(c). Available Funds.

List of entities with which the Parents may not enter into discussions, negotiations, arrangements, understandings or agreements with respect to Equity Financing.

Section 6.01(i). Permitted Divestitures.

Disclosure of information regarding divestitures of assets of the Company permitted under the Agreement. Listing of pending sales agreements.

* Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant hereby agrees to furnish supplementally a copy of the Company Disclosure Schedule to the Agreement and Plan of Merger to the Securities and Exchange Commission upon request.

Section 6.01(j). Tax Settlements.

Disclosure of tax settlements.

Section 6.01(l). Compensation.

Disclosure of potential increases in compensation to directors or senior executives in excess of the limitations set forth in the Agreement.

Section 6.01(m). Capital Expenditures.

Disclosure of capital expenditures in excess of the limitations set forth in the Agreement.

Section 6.01(n). Investments.

Disclosure of investments in excess of the limitations set forth in the Agreement.

Section 6.05(d). Pending Renewal Applications.

List of renewal applications pending with the Federal Communications Commission.

Section 6.11(b). Severance Benefits.

Disclosure of the Company’s severance policy.

Schedule A. Knowledge Persons.

List of persons whose knowledge constitutes the Company’s knowledge for purposes of the Agreement.

SUMMARY OF CONTENTS OF
MERGERCO DISCLOSURE SCHEDULE

to

AGREEMENT AND PLAN OF MERGER

dated as of
November 16, 2006
By and among

BT TRIPLE CROWN MERGER CO., INC.,
B TRIPLE CROWN FINCO, LLC,
T TRIPLE CROWN FINCO, LLC,

and

CLEAR CHANNEL COMMUNICATIONS, INC.

The following is a summary of the disclosure schedules delivered by Mergerco in connection with the Agreement and Plan of Merger dated as of November 16, 2006 by and among BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC, and Clear Channel Communications, Inc. (the “Agreement”). To the extent not defined below, capitalized terms used herein are as defined in the Agreement.*

Section 3.08. Rollover Shares.

Stating that between the date of the Agreement and the date of Closing, the Parents and Mergerco will agree with each shareholder entitled to rollover shares of common stock of the Company the number of shares, if any, to be rolled over and the conversion ratio.

Section 5.05. FCC Matters.

Disclosing that certain investment funds have an Attributable Interest that may conflict with the Federal Communications Commission media ownership guidelines.

Section 5.07(a). Available Funds.

List of executed debt and equity commitment letters.

Section 5.09. Capitalization of Mergerco.

Disclosure of the entities who hold the authorized capital stock of Mergerco on the date of the Agreement.

Section 6.14. Actions With Respect to Existing Debt.

List of certain agreements that potentially conflict with the transaction.

Appendix A. Definitions.

List of persons whose knowledge constitutes the Parents’ and Mergerco’s knowledge for the purposes of the Agreement.

*	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant hereby agrees to furnish supplementally a copy of the Mergerco Disclosure Schedule to the Agreement and Plan of Merger to the Securities and Exchange Commission upon request.

ANNEX B

AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (the  “Amendment”), dated as of April 18, 2007, to the Agreement and Plan of Merger, dated as of November 16, 2006, by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), and Clear Channel Communications, Inc., a Texas corporation (the “Company”).

RECITALS

WHEREAS, Section 8.03 of the Agreement permits the parties, by action by or on behalf of their respective board of directors, to amend the Agreement by an instrument in writing signed on behalf of each of parties; and

WHEREAS, the parties hereto desire to amend the Agreement as provided herein.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01.  Definitions; References.  Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Agreement. Each reference to “hereof,” “hereunder,” “hereby,” and “this Agreement” shall, from and after the date of this Amendment, refer to the Agreement, as amended by this Amendment. Each reference herein to “the date of this Amendment” shall refer to the date set forth above and each reference to the “date of this Agreement” or similar references shall refer to November 16, 2006.

ARTICLE 2

AMENDMENT TO AGREEMENT

Section 2.01.  Amendment to Section 3.01(b) of the Agreement.  Section 3.01(b) of the Agreement is amended by deleting “$37.60” and replacing such amount with “$39.00.” All references in the Agreement to the “Merger Consideration” shall refer to “$39.00 plus the Additional Per Share Consideration, if any, in cash, without interest.

Section 2.02.  Additional Representations and Warranties of the Company.  The Company hereby represents and warrants to Mergerco and the Parents as follows:

(a) Authority Relative to Amendment.  The Company has all necessary corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder. The execution and delivery of this Amendment by the Company have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Amendment. This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Mergerco and the Parents, this Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles).

(b) Additional Representations.  Each of the representations and warranties contained in Sections 4.04(b)(ii) and (iii) is true and accurate as if made anew as of the date of this Amendment.

(c) Opinion of Financial Advisors.  The Board of Directors of the Company has received an oral opinion of Goldman Sachs & Co. to the effect that, after giving effect to this Amendment, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration as provided in Section 3.01(b) of the Agreement payable to each holder of outstanding shares of Company Common Stock (other than shares cancelled pursuant to Section 3.01(b) of the Agreement, shares held by affiliates of the Company, Dissenting Shares and the Rollover Shares), in the aggregate, is fair to the holders of the Company Common Stock from a financial point of view. The Company shall deliver an executed copy of the written opinion received from Goldman Sachs & Co. to the Parents promptly upon receipt thereof.

Section 2.03.  Additional Representations and Warranties of Parents and Mergerco.  The Parents and Mergerco hereby jointly and severally represent and warrant to the Company as follows:

(a) Authority Relative to Amendment.  The Parents and Mergerco have all necessary power and authority to execute and deliver this Amendment, to perform their respective obligations hereunder. The execution and delivery of this Amendment by the Parents and Mergerco have been duly and validly authorized by all necessary limited liability company action on the part of the Parents and all corporate action of Mergerco, and no other corporate proceedings on the part of the Parents or Mergerco are necessary to authorize the execution and delivery of this Amendment. This Amendment has been duly and validly executed and delivered by the Parents and Mergerco and, assuming the due authorization, execution and delivery by the Company, this Amendment constitutes a legal, valid and binding obligation of the Parents and Mergerco, enforceable against the Parents and Mergerco in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 2.04.  Amendment to Section 5.07 of the Agreement.  Section 5.07 (a) is amended and restated in its entirety to read as follows:

“(a) Parents have provided to the Company true, complete and correct copies, as of the date of this Amendment, of the executed commitment letters from the parties identified in a separate letter (the “Amendment Disclosure Letter”) delivered to the Company, which commitment letters are dated as of the date of this Amendment (as the same may be amended, modified, supplemented, restated, superseded and replaced in accordance with Section 6.13(a), collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Parents have provided to the Company true, complete and correct copies, as of the date of this Amendment, of executed commitment letters (collectively, the “Equity Commitment Letters” and together with the Debt Commitment Letters, the “Financing Commitments”) pursuant to which the investors listed in the Amendment Disclosure Letter (the “Investors”) have committed to invest the cash amounts set forth therein subject to the terms therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).”

Each of the representations and warranties contained in Section 5.07(b) is true and accurate as if made anew as of the date of this Amendment.

Section 2.05.  Amendment to Section 6.01 of the Agreement.  Section 6.01(f) (iv) (z) is amended by deleting the words, “date hereof” and replacing them with the words, “date of the Amendment.”

Section 2.06.  Amendment to Section 6.03 of the Agreement.  The following paragraph shall be added to the Agreement as Section 6.03(e):

“(e) Within five (5) business days following the date of this Amendment the Company shall prepare and shall cause to be filed with the SEC a proxy supplement in accordance with the provisions of Section 6.03(a) relating to the meeting of the Company’s shareholders to be held to consider the adoption and approval of this Agreement and the Merger. The Company shall include the text of this Agreement and the recommendation of the Board of Directors of the Company that the Company’s shareholders approve and adopt this Agreement. If required, the Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC, if required after the date of this Amendment, as soon as reasonably practicable after it is filed with the SEC. If the SEC requires the Company to re-mail the Proxy Statement to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting, then within five (5) days after the Proxy supplement prepared in accordance with Section 6.03(b) has been cleared by the SEC, the Company shall mail the Proxy Statement to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting.

Section 2.07.  Amendments to Section 6.04 of the Agreement.  Subject to any actions taken by the SEC, as contemplated by Section 2.05 above, the Shareholders Meeting referred to in Section 6.04 of the Agreement shall be postponed, convened and held on May 8, 2007.

Section 2.08.  Amendment to Section 8.02 of the Agreement.  Section 8.02(c) of the Agreement shall be renumbered as Section 8.02(d) and all cross references to such Section shall be renumbered accordingly. The following paragraph shall be added to the Agreement as Section 8.02(c):

“(c) If this Agreement is terminated pursuant to Section 8.01(c), Section 8.01(d) or Section 8.01(g) and within twelve (12) months after such termination of this Agreement (i) the Company or any of its subsidiaries consummates, (ii) the Company or any of its subsidiaries enters into a definitive agreement with respect to, or (iii) one or more Contacted Parties or a Qualified Group commences a tender offer with respect to, and, in the case of each of clause (ii) and (iii) above, subsequently consummates (whether during or after such twelve (12) month period), any Contacted Party Proposal then the Company shall pay to the Parents a fee of $200,000,000 in cash; provided, however, if this Agreement is terminated pursuant to Section 8.01(d) or Section 8.01(g), no such fee shall be payable under this Section 8.02(c) if a Company Termination Fee is payable pursuant to Section 8.02(a) hereof. In the event the fee provided for in this Section 8.02(c) is required to be paid, such payment will be made by wire transfer of immediately available funds to an account designated by Parents promptly following the closing of the transactions contemplated by such Contacted Party Proposal. For purposes of clarification, the fee payable pursuant to this Section 8.02(c) is in addition to any reimbursement of expenses provided for in Section 8.02(a) above.”

Section 2.09.  Amendment to Appendix A.

(a) The definition of “Additional Per Share Merger Consideration” is amended by deleting “$37.60” and replacing such amount with “$39.00.”

(b) The following definition of “Contacted Parties” is added to Appendix A immediately following the definition of “Confidentiality Agreement”:

“Contacted Parties” shall mean and include (i) each Person that is referred to in the Proxy Statement as having been contacted during the auction process or that were contacted in accordance with Section 6.07(a) of the Agreement during the period commencing on November 16, 2006 and ending on December 7, 2006 and (ii) any Affiliate of the parties referred to in clause (i). Within two business days of the date of this Amendment, the Company will provide to Parents a true and accurate list of the Contacted Parties referred to in clause (i).”

(c) The following definition of “Contacted Parties Proposal” is added to Appendix A immediately following the definition of “Contacted Parties”:

“Contacted Parties Proposal” shall mean: (i) any transaction in which one or more of the Contacted Parties, either acting alone or as a “group” (as defined in Section 13(d) of the Exchange Act) acting in concert, which “group” does not include any of the Parents, Mergerco or their respective Affiliates (a “Qualified

Group”), directly or indirectly acquires or purchases, in any single transaction or series of related transactions, more than 50% of the fair market value of the assets, issued and outstanding Company Common Stock or other ownership interests of the Company and its consolidated subsidiaries, taken as a whole, or to which 50% or more of the Company’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable (ii) any tender offer or exchange offer (including through the filing with the SEC of a Schedule TO), as defined pursuant to the Exchange Act, that if consummated would result in one or more of the Contacted Parties or a Qualified Group acting in concert acquiring assets, securities or businesses in the minimum percentage described in clause (i) above or (iii) any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving the Company as a result of which any Contacted Party or Qualified Group acting in concert would acquire assets, securities or businesses in the minimum percentage described in clause (i) above. For clarification purposes, a spin-off, recapitalization, stock repurchase program or other transaction effected by the Company or any of its subsidiaries will not constitute a Contacted Parties Proposal unless, as a result of such transaction, a Contacted Party or Qualified Group acting in concert acquires the assets, securities or business described in clause (i) above.

ARTICLE 3

MISCELLANEOUS

Section 3.01.  No Further Amendment.  Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all of the terms and conditions and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.

Section 3.02.  Effect of Amendment.  This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to “this Agreement”, “hereof”, “herein”, “hereunder” and words or expressions of similar import shall be deemed a reference to the Agreement as amended hereby.

Section 3.03.  Governing Law.  This Amendment, and all claims or cause of action (whether in contract or tort) that may be based upon, arise out of or relate to this Amendment shall be governed by the internal laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule.

Section 3.04.  Counterparts.  This Amendment may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and same agreement.

[Remainder of This Page Intentionally Left Blank]

IN WITNESS WHEREOF, Mergerco, the Parents, and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By:	/s/ Scott Sperling
Name: Scott Sperling
Title: Co-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By:	/s/ John Connaughton
Name: John Connaughton
Title: Managing Director

T TRIPLE CROWN FINCO, LLC

By:	/s/ Scott Sperling
Name: Scott Sperling
Title: Co-President

COMPANY:

CLEAR CHANNEL COMMUNICATIONS, INC.

By:	/s/ Mark P. Mays
Name: Mark P. Mays
Title: Chief Executive Officer

SUMMARY OF CONTENTS OF

AMENDMENT DISCLOSURE LETTER

to

AMENDMENT NO. 1

dated as of

April 18, 2007

to the

AGREEMENT AND PLAN OF MERGER

dated as of

November 16, 2006

By and among

BT TRIPLE CROWN MERGER CO., INC.,
B TRIPLE CROWN FINCO, LLC,
T TRIPLE CROWN FINCO, LLC,

and

CLEAR CHANNEL COMMUNICATIONS, INC.

The following is a summary of the disclosure schedules delivered by Mergerco in connection with Amendment No. 1 dated as of April 18, 2007 to the Agreement and Plan of Merger dated as of November 16, 2006 by and among BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC, and Clear Channel Communications, Inc. (the “Agreement”). To the extent not defined below, capitalized terms used herein are as defined in the Agreement. *

Section 5.07(a). Available Funds.

List of executed debt and equity commitment letters.

*	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant hereby agrees to furnish supplementally a copy of the Amendment Disclosure Letter to Amendment No. 1 to the Agreement and Plan of Merger to the Securities and Exchange Commission upon request.

ANNEX C

AMENDMENT NO. 2
TO
AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 (the “Second Amendment”), dated as of May 17, 2007, to the Agreement and Plan of Merger, dated as of November 16, 2006, as amended on April 18, 2007 (as amended, the “Agreement”), by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), BT Triple Crown Capital Holdings III, Inc. a Delaware corporation (“New Holdco”) and Clear Channel Communications, Inc., a Texas corporation (the “Company”).

RECITALS

WHEREAS, Section 8.03 of the Agreement permits the parties, by action by or on behalf of their respective board of directors, to amend the Agreement by an instrument in writing signed on behalf of each of parties; and

WHEREAS, in furtherance of the recapitalization of the Company by Mergerco, the parties have agreed to certain revised terms and conditions, including a provision which allows each holder of a Public Share (as defined below) to elect to receive cash or stock (subject to certain restrictions set forth below) as consideration for the Merger;

WHEREAS, the Affiliated Holders (as defined below) have entered into agreements with the Parents pursuant to which they have agreed to elect the Cash Consideration (as defined below), except in the case of Rollover Shares;

WHEREAS, the parties hereto desire to amend the Agreement as provided herein.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01.  Definitions; References.  Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Agreement. Each reference to “hereof,” “hereunder,” “hereby,” and “this Agreement” shall, from and after the date of this Second Amendment, refer to the Agreement, as amended by this Second Amendment. Each reference herein to “the date of this Second Amendment” shall refer to the date set forth above, each reference to the “the date of the First Amendment” shall mean April 18, 2007, and each reference to the “date of this Agreement” or similar references shall refer to November 16, 2006.

ARTICLE II.

AMENDMENT TO AGREEMENT

Section 2.01.  Addition of a New Party.  New Holdco shall be added as a party to the Agreement.

Section 2.02.  Amendment to Third Whereas Clause.  The third whereas clause shall be amended by adding a reference to “, New Holdco” after the reference to “Parents”.

Section 2.03.  Amendment to Section 2.02.  Section 2.02 shall be amended by replacing the phrase “neither the Parents nor Mergerco” with “none of the Parents, New Holdco or Mergerco”.

Section 2.04.  Amendment to Article III of the Agreement.  Article III of the Agreement shall be deleted and replaced in its entirety with the following:

“Section 3.01  Effect on Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Mergerco or the holders of any securities of the Company:

(a) Cancellation of Company Securities.  Each share of the Company’s common stock, par value $0.10 per share (the “Company Common Stock”), held by the Company as treasury stock or held by Mergerco or New Holdco immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Conversion of Company Securities.

(i) Except as otherwise provided in this Agreement, each Public Share issued and outstanding immediately prior to the Effective Time shall, subject to Section 3.01(c) and Section 3.01(g), be cancelled and converted into the right to receive either (A) an amount equal to $39.20 in cash without interest, plus the Additional Per Share Consideration, if any (the “Cash Consideration”) or (B) one validly issued, fully paid and non assessable share of the New Holdco Common Stock valued at $39.20 per share based on the cash purchase price to be paid by investors that buy New Holdco Common Stock for cash in connection with the Closing, plus the Additional Per Share Consideration, if any, payable in cash (the “Stock Consideration”). The Cash Consideration or Stock Consideration, as applicable shall be referred to herein as the “Merger Consideration”, which when used herein shall be deemed to include cash in lieu of the fractional shares of New Holdco Common Stock pursuant to Section 3.01(j); and

(ii) Pursuant to separate agreements entered into between the Parents and each Affiliated Holder as of the date hereof, each of the Affiliated Holders has agreed, as part of the Merger, to convert each Public Share held by it, or issuable upon exercise of Company Options and each Restricted Share held by it, immediately prior to the Effective Time (other than Rollover Shares) into the Cash Consideration.

(c) Election Procedures.  (i) Each Person who is a record holder of Public Share(s) on the Election Form Record Date (as defined below) (including each Person other than an Affiliated Holder who is a record owner of Restricted Shares) and each Person who has made an Irrevocable Option Election (as defined below) shall be entitled to make an election (the “Elections”), with respect to each Public Share held by it as of such time, to receive the Cash Consideration (a “Cash Election”) or with respect to each Public Share or Net Electing Option Share held by it as of such time, to receive the Stock Consideration (a “Stock Election”) (each Public Share or Net Electing Option Share for which a valid Stock Election has been made is hereinafter referred to as a “Stock Election Share”). All such Elections shall be made on a form (a “Form of Election”) in compliance with the terms of this Section 3.01(c) and Section 3.01(d). Each holder of record and, if not otherwise a holder of record, each holder of Net Electing Option Shares, shall submit only one Form of Election except that holders of record of Public Share(s) who hold such Public Share(s) as nominees, trustees or in other representative capacities (each, a “Shares Representative”) may submit a separate Form of Election on or before the Election Deadline with respect to each beneficial owner for whom such Shares Representative holds Public Share(s); provided that such Shares Representative certifies that such Form of Election covers all of the Public Share(s) held by such Shares Representative for such beneficial owner whose Public Share(s) are covered by such Form of Election. For purposes hereof, a holder of Public Shares or Net Electing Option Shares who does not make a valid Election prior to the Election Deadline, including but not limited to any failure to return the Form of Election to the Paying Agent prior to the Election Deadline, any revocation of a Form of Election, or any failure to properly complete the Form of Election, each in accordance with the procedures set forth in this Section 3.01 shall be deemed (i) to have elected to receive the Cash Consideration for each such

Public Share and (ii) not to have made a Stock Election with respect to each such Net Electing Option Share (such that the Company Option(s) related to each such Net Electing Option Share will be treated in accordance with Section 3.03(a)(i)). New Holdco may, in its sole discretion reject all or any part of a Stock Election made by (i) a Non-U.S. Person if New Holdco determines that such rejection would be reasonable in light of the requirements of Article VIII, Section 6 of the Company’s by-laws or Article X of New Holdco’s certificate of incorporation, or that such rejection is otherwise advisable to facilitate compliance with FCC restrictions on foreign ownership, or (ii) made in contravention of an agreement entered into pursuant to Section 3.01(b)(ii). In the event that a Stock Election or portion of a Stock Election is rejected pursuant to the preceding sentence, then such a Stock Election or portion of a Stock Election shall be deemed of no force and effect and the record holder making such Stock Election shall for purposes hereof be (i) deemed to have made a Cash Election for each Public Share that is subject to such a rejected Stock Election or portion of a Stock Election and (ii) shall be deemed not to have made a Stock Election for each Net Electing Option Share that is subject to such a rejected Stock Election (such that the Company Option(s) related to each such share will be treated in accordance with Section 3.03(a)(i)).

(ii) Each Person (other than an Affiliated Holder) who is a holder of a Company Option on the Election Form Record Date shall be entitled to submit a Form of Election specifying the number of Company Options held by such holder, if any, that such Person irrevocably commits to exercise (subject to any requirements with respect to method of exercise imposed by the Company in order to facilitate the implementation of this Section 3.01 and Section 3.03) immediately prior to the Effective Time (an “Irrevocable Option Election”). All such Irrevocable Option Elections shall be made on a Form of Election. Any such holder who fails properly to submit a Form of Election with respect to Company Options on or before the Election Deadline in accordance with the procedures set forth in this Section 3.01(c) shall be deemed to have failed to make an Irrevocable Option Election and all of such holder’s Company Stock Options that are not covered by a valid Irrevocable Option Election shall be treated in accordance with Section 3.03(a)(i). The aggregate number of shares of Company Common Stock subject to an Irrevocable Option Election made pursuant to this Section 3.01(c)(ii) is referred to as the “Gross Electing Option Shares”, and the “Net Electing Option Shares” shall mean the aggregate number of shares of Company Common Stock that would be issued in the event the Company Options covering the Gross Electing Option Shares were exercised on a net share basis (i.e., paying the exercise price of the Company Options using the value of the shares of Company Common Stock underlying such Company Options) at a price equal to the Cash Consideration taking into account the exercise price and any required tax withholding. For the avoidance of doubt, all holders of Net Electing Option Shares must make a Stock Election pursuant to Section 3.01(c) in order to be eligible to receive the Stock Consideration.

(d) Mailing of Form of Election; Election Deadline, Shareholder Notification.  Mergerco and New Holdco shall prepare and direct the Paying Agent to mail a Form of Election, which form shall (i) include a Letter of Transmittal and (ii) be subject to the reasonable approval of the Company, with the Proxy Statement/Prospectus to the record holders of Public Share(s) and Company Options as of the record date for the Shareholders’ Meeting (the “Election Form Record Date”) (by posting the Form of Election and related materials on the Company’s website or otherwise). To be effective, a Form of Election must be properly completed and signed by a record owner of Public Shares or Company Options, as the case may be and received by the Paying Agent at its designated office, by 5:00 p.m. New York City time on the business day immediately preceding the Shareholders’ Meeting (the “Election Deadline”). If the shareholders approve the Merger, the Paying Agent will coordinate with Mergerco, New Holdco and the Company to perform the proration and cutback calculations set forth in Section 3.01(g) and related acceptance and rejection of Elections as provided in Section 3.01(c) promptly after the Shareholders’ Meeting and notify each Public Holder and holder of a Net Electing Option Share whose Form of Election included a Stock Election of the number of Final Stock Election Shares (as defined below) covered by such Form of Election that have been accepted (the “Final Stock Election Notice”). Within 30 days of receipt of the Final Stock Election Notice accompanied by a Letter of Transmittal, such holder shall deliver a Letter of Transmittal with respect to the Final Stock Election Shares and the Company Options together with the Final Stock Election Shares and/or Company Options to which such Final Stock

Election Notice relates in accordance with the instructions and subject to the terms and conditions of the Letter of Transmittal accompanying such notice, including but not limited to (i) for Public Shares held as physical certificates and for Company Options, the certificates for such Public Shares or Company Options, as applicable, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents; and (ii) for Book Entry Shares either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or a message, transmitted by the official book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the holder tendering the Public Share that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Parents may enforce such agreement against the holder; or (iii) for Certificates or Book Entry Shares, such form of “guaranteed delivery” that is acceptable to the Paying Agent as described in the instructions to the Letter of Transmittal. The Company will hold the Final Stock Election Shares (as defined below), the Company Options delivered in accordance with this Section 3.01(d) and the Letters of Transmittals relating thereto until the earlier of termination of this Agreement or the Effective Time. Any Public Holder or holder of Company Options that does not deliver a Letter of Transmittal and Final Stock Election Shares or Company Options within 30 days of receipt of the Final Stock Election Notice shall be deemed to have elected to (i) receive the Cash Consideration for each Final Stock Election Share that is not so delivered and/or (ii) have each Company Option that is not so delivered treated in accordance with Section 3.03(a)(i) and (iii) the Stock Election or portion of the Stock Election relating to such Final Stock Election Shares shall be rejected. In the event that a Stock Election or portion of a Stock Election is rejected pursuant to the preceding sentence, then such a Stock Election or portion of a Stock Election shall be deemed of no force and effect and the record holder making such Stock Election shall for purposes hereof be (i) deemed to have made a Cash Election for each Public Share that is subject to such a rejected Stock Election or such rejected portion of a rejected Stock Election and (ii) shall be deemed not to have made a Stock Election for such Net Electing Option Share that is subject to such a rejected Stock Election or such rejected portion of a rejected Stock Election (such that the Company Option(s) related to each such share will be treated in accordance with Section 3.03(a)(i)).

(e) Ability to Revoke Stock Elections.  All Stock Elections and Irrevocable Option Elections may be revoked by the holder at any time prior to the Election Deadline. From and after the Election Deadline, all Stock Elections and Irrevocable Option Elections shall be irrevocable. All Stock Elections and Irrevocable Option Elections shall automatically be revoked if the Paying Agent is notified in writing by Parents and the Company that the Merger has been abandoned and this Agreement has been terminated. If an Election or Irrevocable Option Election is revoked due to termination of this Agreement, the certificate or certificates (or guarantees of delivery, as appropriate), if any, for the Final Stock Election Shares or Company Options, as applicable, to which such Form of Election relates shall be promptly returned without charge to the stockholders and option holders submitting the same to the Paying Agent.

(f) Determination of Paying Agent Binding.  The determination of the Paying Agent shall be binding as to whether Forms of Election have been properly made pursuant to Section 3.01(c) and Section 3.01(d) with respect to Public Share(s) of Company Common Stock and Company Options and when Elections and Irrevocable Option Elections were received by it. If the Paying Agent determines that any Form of Election was not properly made with respect to any Public Share(s) or Company Options, such shares shall be treated by the Paying Agent as shares of Company Common Stock or Company Options, as the case may be, for which a Cash Election was made and such shares of Company Common Stock shall be exchanged in the Merger for the Cash Consideration pursuant to Section 3.01(b) and such Company Options for which an Irrevocable Option Election was made will be treated in accordance with Section3.03(a)(i). None of the Company, Parents nor the Paying Agent shall be under any obligation to notify any person of any defect in a Form of Election submitted to the Paying Agent. The Paying Agent shall also make all computations as to the allocation and the proration contemplated by Section 3.01(g), and any such computation shall be conclusive and binding on the holders of Public Share(s) and Company Options absent manifest error. The Paying Agent may, with the mutual agreement of Parents and the Company, make such rules as are consistent with this Section 3.01 for the implementation of the

Elections and Irrevocable Option Elections provided for herein as shall be necessary or desirable fully to effect such elections.

(g) Proration and Individual Cutbacks.  Notwithstanding anything in this Agreement to the contrary, (x) the maximum aggregate number of Public Shares and Net Electing Option Shares to be converted into the right to receive New Holdco Common Stock at the Effective Time pursuant to Stock Elections shall not exceed 30,612,245 (the “Maximum Stock Election Number”) and (y) the parties will use reasonable efforts to ensure that, upon consummation of the Merger, no holder of Public Shares and/or Net Electing Option Shares will receive shares of New Holdco Common Stock pursuant to a single Form of Election which represent more than 9.9% of the New Holdco Common Stock outstanding as of the Effective Time (the “Individual Cap”). The Stock Election Shares shall be converted into the right to receive New Holdco Common Stock or to receive Cash Consideration, each in accordance with the terms of Section 3.01(b), in the following manner:

(i) No Proration.  If the total number of Stock Election Shares is equal to or less than the Maximum Stock Election Number then, subject to Section 3.01(g)(iii), all such Stock Election Shares, shall be converted into the right to receive the Stock Consideration from New Holdco in accordance with the terms of Section 3.01(b) and Section 3.01(c).

(ii) Proration.  If the total number of Stock Election Shares exceeds the Maximum Stock Election Number then, the Stock Election Shares shall be converted into the right to receive the Stock Consideration from New Holdco or the Cash Consideration from the Surviving Corporation, each in accordance with the terms of Section 3.01(b), in the following manner:

(A) A proration factor (the “Proration Factor”) shall be determined by dividing the Maximum Stock Election Number by the total number of Stock Election Shares;

(B) Subject to Section 3.01(g)(iii), with respect to each Form of Election validly submitted and signed by a record holder of Public Shares and/or holder of Company Options, the number of Stock Election Shares reflected on such Form of Election shall be converted into the right to receive a number of shares of New Holdco Common Stock (plus the Additional Per Share Consideration, if any, which shall be paid in cash) as is equal to the product of (w) the Proration Factor times (y) the total number of Stock Election Shares reflected on such Form of Election (the result of such calculation the “First Allocation Distributable Shares”). The difference between the Stock Election Shares and the First Allocation Distributable Shares relating to each Form of Election submitted shall be the “First Prorated Returned Shares”; and

(C) All First Allocation Distributable Shares shall be subject to cutback pursuant to Section 3.01(g)(iii). Subject to Section 3.01(g)(iv) and Section 3.01(g)(vi), all First Prorated Returned Shares shall be converted into the right to receive the Cash Consideration in accordance with the terms of Section 3.01(b).

(iii) Individual Cutback.  In the event that the number of First Allocation Distributable Shares (or Stock Election Shares if no proration is required pursuant to Section 3.01(g)(ii)) reflected on any individual Form of Election represent more than the Individual Cap (the holder relating to such individual Form of Election, a “Capped Holder”), the number of First Allocation Distributable Shares or Stock Election Shares, as applicable, will be cutback to the number of shares representing the Individual Cap (for each Capped Holder, the shares required for such cutback, the “First Individual Cutback Shares”). If there has been a cutback in accordance with this Section 3.01(g)(iii), a number of shares of New Holdco Common Stock equal to the aggregate number of First Individual Cutback Shares (the “Second Allocation Shares”) shall be reallocated pro rata to holders of First Prorated Returned Shares reflected on Forms of Election which do not constitute Capped Holders (a “Second Allocation Participant”) in a second allocation in accordance with Section 3.01(g)(iv) (the “Second Allocation”). The number of “First Allocation Stock Election Shares” relating to a holder’s Form of Election shall equal (1) the Stock Election Shares reflected on such Form of Election, minus (2) the First Prorated Return Shares (if any)

determined pursuant to Section 3.01(g)(ii)(B), minus (3) the First Individual Cutback Shares (if any) determined pursuant to Section 3.01(g)(iii).

(iv) Second Allocation.  A Second Allocation proration factor (the “Second Allocation Proration Factor”) shall be determined by dividing the total number of Second Allocation Shares by the total number of First Prorated Return Shares. For the avoidance of doubt, if the total number of Second Allocation Shares is equal to or greater than the number of First Prorated Return Shares then, subject to Section 3.01(g)(v), a number of shares of New Holdco Common Stock equal to the number of First Prorated Return Shares shall be converted into the right to receive the Stock Consideration from New Holdco in accordance with the terms of Section 3.01(b) and Section 3.01(c).

(A) Subject to Section 3.01(g)(v), the number of Second Allocation Shares covered by each Second Allocation Participant’s Form of Election to be converted into Stock Consideration, shall be equal to the product of (w) the Second Allocation Proration Factor times (x) the total number of Second Allocation Shares covered by such participant’s Form of Election, provided that if such calculation results in a number higher than the First Prorated Return Shares for any Second Allocation Participant, the excess shares shall be reallocated to the remaining participant(s) pursuant to the above calculation as if they were “Second Allocation Shares” (the result of such calculation the “Second Allocation Distributable Shares”). The total of the First Allocation Stock Election Shares and the Second Allocation Distributable Shares for each Second Allocation Participant shall be the “Second Prorated Stock Election Shares”.

(B) All Second Allocation Distributable Shares shall be subject to cutback pursuant to Section 3.01(g)(v).

(v) Second Cutback.  In the event that the number of Second Prorated Stock Election Shares reflected on an individual Form of Election submitted by any Second Allocation Participant represents more than the Individual Cap, the number of Second Prorated Stock Election Shares for such participant’s Form of Election will be cutback to the number of Shares representing the Individual Cap (for each such Form of Election, the shares required for such cutback, the “Second Individual Cutback Shares”). The “Second Allocation Stock Election Shares” for any Second Allocation Participant shall be: (1) the difference between the Second Prorated Stock Election Shares and the Second Individual Cutback Shares if such participant’s Second Allocation is subject to proration and cutback and (2) the number of Second Prorated Stock Election Shares if such participant’s Second Allocation is subject to proration, but not cutback.

(vi) If, after the Second Allocation, there are still holder(s) who have not been allocated Stock Consideration for all of their Stock Election Shares reflected on an individual Form of Election which is not yet subject to the Individual Cap, a number of shares of New Holdco Common Stock equal to the aggregate number of the Second Individual Cutback Shares shall be reallocated pro rata to such holder(s) in a third allocation pursuant to the procedures set out in Section 3.01(g)(iv) and Section 3.01(g)(v) (subject to this Section 3.01(g)(vi)) (with references to “First” replaced with “second” and references to “second” replaced with “third”) and the allocation process will continue in this manner until (x) the Maximum Stock Election Number is reached or (y) the Stock Election Shares reflected on each Form of Election submitted has reached its Individual Cap.

The number of “Final Stock Election Shares” for each holder shall be: (x) if there is no Second Allocation, the First Allocation Stock Election Shares; (y) if there is a Second Allocation, but no additional allocations pursuant to Section 3.01(g)(vi), the Second Allocation Stock Election Shares, and (z) if there is a Second Allocation and additional allocations pursuant to Section 3.01(g)(vi), the sum of (1) the Second Allocation Stock Election Shares and (2) any additional shares allocated pursuant to Section 3.01(g)(vi).

The number of “Final Return Shares” for each holder shall be the difference between (1) such holder’s Stock Election Shares and (2) such Holder’s Final Stock Election Shares.

(vii) All Final Stock Election Shares shall be converted into the right to receive the Stock Consideration in accordance with the terms of Section 3.01(b). All Final Return Shares shall be converted into the right to receive the Cash Consideration in accordance with the terms of Section 3.01(b).

(viii) Any Stock Election subject to proration or cutback pursuant to Section 3.01(g) shall automatically be deemed to be revised such that the number of Stock Election Shares in such Stock Election reflects the Final Stock Election Shares (a “Final Stock Election”).

(h) Each share of Company Common Stock (including each Net Electing Option Share) to be converted into the right to receive the Merger Consideration as provided in this Section 3.01 shall be automatically cancelled at the Effective Time and shall cease to exist and the holders of Certificates or Book-Entry Shares which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of each such Certificate or Book-Entry Share in accordance with Section 3.01(b) of this Agreement, the Merger Consideration.

(i) Conversion of Mergerco Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.001 per share, of Mergerco (the “Mergerco Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become validly issued, fully paid and nonassessable shares of the Surviving Corporation (with the relative rights and preferences described in an amendment to the Articles of Incorporation adopted as of the Effective Time as provided in Section 2.4, the “Surviving Corporation Common Stock”). As of the Effective Time, all such shares of Mergerco Common Stock cancelled in accordance with this Section 3.01(i), when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such shares of Mergerco Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Surviving Corporation Common Stock as set forth in this Section 3.01.

(j) No Fractional Shares.  Notwithstanding any other provision in this Agreement, no fractional shares of New Holdco Common Stock shall be issued in the Merger to any holder of Public Shares, Company Options or Rollover Shares as Stock Consideration or to any holder of Public Shares, Company Options or Rollover Shares pursuant to any exchange involving Rollover Shares. Each holder of Public Shares, Company Options or Rollover Shares, as applicable, who otherwise would have been entitled to a fraction of a share of New Holdco Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Cash Consideration. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of New Holdco Common Stock.

(k) Adjustments.  Without limiting the other provisions of this Agreement, if at any time during the period between the Original Agreement Date and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration as provided in Section 3.01(b) shall be equitably adjusted to reflect such change (including, without limitation, to provide holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such transaction); provided that in no event shall the Stock Consideration be adjusted in a manner that increases the Maximum Stock Election Number.

Section 3.02  Exchange of Certificates.

(a) Designation of Paying Agent; Deposit of Exchange Fund.  Prior to the Effective Time, New Holdco and Mergerco shall designate a paying agent and exchange agent (the “Paying Agent”) reasonably acceptable to the Company for the payment of the Merger Consideration as provided in Section 3.01(b) and

Section 3.01(g). On the Closing Date, promptly following the Effective Time, the Surviving Corporation and New Holdco shall (i) deposit, or cause to be deposited with the Paying Agent for the benefit of holders of Cash Consideration Shares, cash amounts in immediately available funds constituting an amount equal to the aggregate amount of the Cash Consideration, (ii) deposit or cause to be deposited with the Paying Agent for the benefit of holders of Stock Consideration Shares certificates representing New Holdco Common Stock in an amount equal to the aggregate amount of Stock Consideration (including the cash portion of the Stock Consideration, if any), (iii) deposit or cause to be deposited with the Paying Agent for the benefit of those entitled thereto cash in an amount sufficient to fund cash payments in lieu of any fractional shares pursuant to Section 3.01(j), and (iv) deposit, or cause to be deposited with the Paying Agent the Total Option Cash Payments (together, the “Aggregate Merger Consideration”) (exclusive of any amounts in respect of Dissenting Shares, the Rollover Shares and Company Common Stock to be cancelled pursuant to Section 3.01(a) (such amount as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.01(b), Section 3.01(g), Section 3.01(j), and Section 3.03, the Surviving Corporation and New Holdco shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment; provided that in no event shall the Surviving Corporation or New Holdco be required to contribute shares of New Holdco Common Stock to the Exchange Fund in an amount in excess of the Maximum Stock Election Number. The Paying Agent shall cause the Exchange Fund to be (A) held for the benefit of the holders of Company Common Stock and Company Options, and (B) applied promptly to making the payments pursuant to Section 3.02(b), Section 3.01(g), Section 3.01(j), and Section 3.03 hereof. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b) Letter of Transmittal.  As promptly as practicable following the Effective Time and in any event not later than the second business day after the Effective Time, the Surviving Corporation and New Holdco shall cause the Paying Agent to mail (and to make available for collection by hand) (i) to each holder of record of a Certificate or Book-Entry Share not previously submitted to the Paying Agent accompanied by a valid Letter of Transmittal, a Letter of Transmittal and accompanying instructions for use in effecting the surrender of the Certificates or Book-Entry Shares and (ii) to each holder of a Company Option, other than Net Electing Option Shares, a check in an amount due and payable to such holder pursuant to Section 3.03 hereof in respect of such Company Option. If any Letter of Transmittal submitted to the Paying Agent provides that payment of the Merger Consideration is made to a person other than the person in whose name the surrendered Certificate is registered or Company Option is held of record, it shall be a condition of payment that (i) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable portion of the Merger Consideration to a person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by Section 3.01(d) or this Section 3.02, each Certificate, Book-Entry Share or option certificate, as applicable, shall be deemed at any time after the Effective Time to represent only the right to receive the applicable portion of the Aggregate Merger Consideration or Option Cash Payment, as applicable, in cash as contemplated by this Section 3.02 or Section 3.03 without interest thereon.

(c) Surrender of Shares.  Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within twenty (20) business days following the later to occur of (i) the Effective Time; or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration (or the cash pursuant to Section 3.02(b)) payable upon the surrender of the Certificates or Book-Entry Shares.

(d) Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates, Book-Entry Shares or Company Options for twelve (12) months after the Effective Time shall be delivered to (i) if cash, the Surviving Corporation or (ii) if shares of New Holdco Common Stock, New Holdco, in each case, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Section 3.02(d) shall thereafter look only to the Surviving Corporation, as general creditors thereof for payment of their claim for cash, without interest, to which such holders may be entitled. If any Certificates or Book-Entry Shares shall not have been surrendered prior to one (1) year after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, subject to any and all claims or interest of any person previously entitled thereto.

(e) No Liability.  None of the Parents, Mergerco, New Holdco, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund as directed by the Parents or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve the Surviving Corporation or the Paying Agent from making the payments required by this Section 3.02(f), and following any losses the Surviving Corporation shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock and Company Options in the amount of such losses; and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation or Mergerco, as directed by Mergerco.

Section 3.03  Stock Options and Other Awards

(a) Company Options.  As of the Effective Time, except as otherwise agreed by the Parents, New Holdco and a holder of Company Options with respect to such holder’s Company Options:

(i) each Company Option (other than Company Options subject to a valid Irrevocable Option Election), whether vested or unvested, shall, by virtue of the Merger and without any action on the part of any holder of any such Company Option, become fully vested and converted into the right at the Effective Time to receive, as promptly as practicable following the Effective Time, a cash payment (less applicable withholding taxes and without interest) with respect thereto calculated as follows: the product of (a) the excess, if any, of the Cash Consideration over the exercise price per share of such Company Option multiplied by (b) the number of shares of Company Common Stock issuable upon exercise of such Option (the “Option Cash Payment” and the sum of all such payments, the “Total Option Cash Payment”). ; and

(ii) each Company Option which is subject to a valid Irrevocable Option Election, subject to Section 3.01(c) and Section 3.01(g), shall be converted into Merger Consideration in accordance with Section 3.01(b).

In the event that the exercise price of any Company Option is equal to or greater than the Cash Consideration such Company Option shall be cancelled without payment therefor and have no further force or effect. Except for the Company Options set forth in Section 3.03(a) of the Company Disclosure Schedule, as of the Effective Time, all Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. Prior to the Effective Time, the Company shall take any and all actions reasonably necessary to effectuate this Section 3.03(a), including, without limitation, providing holders of Company Options with notice of their rights with respect to any such Company Options as provided herein.

(b) Other Awards.  As of the Effective Time, except as otherwise agreed by the Parents and a holder of Restricted Shares with respect to such holder’s Restricted Shares, each share outstanding immediately prior to the Effective Time subject to vesting or other lapse restrictions pursuant to any Company Option Plan or an applicable restricted stock agreement (each, a “Restricted Share”) which is outstanding immediately prior to the Effective Time shall vest and become free of restriction as of the Effective Time and shall, as of the Effective Time, be cancelled and converted into the right to receive the Cash Consideration or the Stock Consideration, in accordance with Section 3.01(b).

(c) Amendments to and Termination of Plans.  Prior to the Effective Time, the Company shall use its reasonable best efforts to make any amendments to the terms of the Company Option Plans and to obtain any consents from holders of Company Options and Restricted Shares that, in each case, are necessary to give effect to the transactions contemplated by Section 3.03(a) and Section 3.03(b). Without limiting the foregoing the Company shall use its reasonable best efforts to ensure that the Company will not at the Effective Time be bound by any options, stock appreciation rights, warrants or other rights or agreements which would entitle any person, other than the holders of the capital stock (or equivalents thereof) of the Parents, Mergerco, New Holdco and their respective subsidiaries, to own any capital stock of the Surviving Corporation or New Holdco or to receive any payment in respect thereof. In furtherance of the foregoing, and subject to applicable Law and agreements existing between the Company and the applicable person, the Company shall explicitly condition any new awards or grants to any person under its Company Option Plans, annual bonus plans and other incentive plans upon such person’s consent to the amendments described in this Section 3.03(c) and, to the fullest extent permitted by applicable Law, shall withhold payment of the Cash Consideration to or require payment of the exercise price for all Company Options by any holder of a Company Option as to which the Cash Consideration exceeds the amount of the exercise price per share under such option unless such holder consents to all of the amendments described in this Section 3.03(c). Prior to the Effective Time, the Company shall take all actions necessary to terminate all Company Stock Plans, such termination to be effective at or before the Effective Time.

(d) Employee Stock Purchase Plan.  The Board of Directors of the Company shall terminate all purchases of stock under the Company’s 2000 Employee Stock Purchase Plan (the “Company ESPP”) effective as of the day immediately after the end of the month next following the Original Agreement Date, and no additional offering periods shall commence under the Company ESPP after the Original Agreement Date. The Company shall terminate the Company ESPP in its entirety immediately prior to the Closing Date, and all shares held under such plan, other than Rollover Shares, shall be delivered to the participants and shall, as of the Effective Time, be cancelled and converted into the right to receive the Cash Consideration or the Stock Consideration, in accordance with Section 3.01(b).

Section 3.04  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.05  Dissenting Shares.  Notwithstanding Section 3.01(b) hereof, to the extent that holders thereof are entitled to appraisal rights under Article 5.12 of the TBCA, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Article 5.12 of the TBCA (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Article 5.12 of the TBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall cease to have any rights with respect thereto, except the right to receive such consideration as shall be determined pursuant to Article 5.12 of the TBCA); provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the TBCA, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Cash Consideration without any interest thereon and such shares shall not be deemed to be Stock Election Shares or Dissenting Shares. Any payments required to be made with respect to the Dissenting Shares shall be made by the Surviving Corporation (and not the Company, Mergerco, New Holdco or either Parent) and the Aggregate Merger Consideration shall be reduced, on a dollar for dollar basis, as if the holder of such Dissenting Shares had not been a shareholder on the Closing Date. The Company shall give the Parents notice of all demands for appraisal and the Parents shall have the right to participate in all negotiations and proceedings with respect to all holders of Dissenting Shares. The Company shall not, except with the prior written consent of the Parents, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment from any holder of Dissenting Shares.

Section 3.06  Transfers; No Further Ownership Rights.  After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be cancelled against delivery of the Merger Consideration, as provided for in Section 3.01(b) hereof, for each share of Company Common Stock formerly represented by such Certificates.

Section 3.07  Withholding.  Each of the Paying Agent, the Company, Mergerco, New Holdco and the Surviving Corporation shall be entitled to deduct and withhold from payments otherwise payable pursuant to this Agreement any amounts as they are respectively required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 3.08  Rollover by Shareholders.  At the Effective Time, each Rollover Share issued and outstanding immediately before the Effective Time shall be cancelled and be converted into and become the number of validly issued shares of equity securities of New Holdco calculated in accordance with Section 3.08 of the Second Amended Disclosure Letter (which shall be identical to Section 3.08 of the Mergerco Disclosure Schedule except that the Rollover Shares shall be converted into shares of New Holdco). As of the Effective Time, all such Rollover Shares when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such Rollover Shares shall cease to have any rights with respect thereto, except the right to receive the shares of equity securities of New Holdco as set forth in this Section 3.08.

Section 3.09  Additional Per Share Consideration.

(a) No later than ten (10) business days before the Closing Date, if the Closing Date shall occur after the Additional Consideration Date, the Company shall prepare and deliver to the Parents a good faith estimate of Additional Per Share Consideration, together with reasonably detailed supporting information (the “Estimated Additional Per Share Consideration”).

(b) Before and after the delivery of the Estimated Additional Per Share Consideration statement, the Company shall provide the Parents reasonable access to the records and employees of the Company and its subsidiaries, and the Company shall, and shall cause the employees of the Company and its subsidiaries to, (i) cooperate in all reasonable respects with the Parents in connection with the Parents’ review of the Estimated Additional Per Share Consideration statement and (ii) provide the Parents with access to accounting records, supporting schedules and relevant information relating to the Company’s preparation of the Estimated Additional Per Share Consideration statement and calculation of Estimated Additional Per Share Consideration as the Parents shall reasonably request and that are available to the Company or its affiliates. Within five (5) business days after delivery of the Estimated Additional Per Share Consideration statement to the Parents, the Parents may notify the Company that they disagree with the Estimated Additional Per Share Consideration statement. Such notice shall set forth, to the extent practicable, in reasonable detail the particulars of such disagreement. If the Parents do not provide a notice of disagreement within such five (5) business day period, then the Parents shall be deemed to have accepted the calculations and the amounts set forth in the Estimated Additional Per Share Consideration statement delivered by the Company, which shall then be final, binding and conclusive for all purposes hereunder. If any notice of disagreement is timely provided in accordance with this Section 3.09(b), then the Company and the Parents shall each use commercially reasonable efforts for a period of one (1) business day thereafter (the “Estimated Additional Per Share Consideration Resolution Period”) to resolve any disagreements with respect to the calculations in the Estimated Additional Per Share Consideration statement.

(c) If, at the end of the Estimated Additional Per Share Consideration Resolution Period, the Company and the Parents are unable to resolve any disagreements as to items in the Estimated Additional Per Share Consideration statement, then KPMG, LLP (New York Office) (or such other independent accounting firm of recognized national standing in the United States as may be mutually selected by the Company and the Parents) shall resolve any remaining disagreements. If neither KPMG, LLP (New York Office) nor any such mutually selected accounting firm is willing and able to serve in such capacity, then the Parents shall deliver to the Company a list of three other accounting firms of recognized national or international standing and the Company shall select one of such three accounting firms (such firm as is ultimately selected pursuant to the aforementioned procedures being the “Accountant”). The Accountant shall be charged with determining as promptly as practicable, whether the Estimated Additional Per Share Consideration as set forth in the Estimated Additional Per Share Consideration statement was prepared in accordance with this Agreement and (only with respect to the disagreements as to the items set forth in the notice of disagreement and submitted to the Accountant) whether and to what extent, if any, the Estimated Additional Per Share Consideration requires adjustment.

(d) The Accountant shall allocate its costs and expenses between the Parents (on behalf of Mergerco) and the Company based upon the percentage of the contested amount submitted to the Accountant that is ultimately awarded to the Company, on the one hand, or the Parents, on the other hand, such that the Company bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Parents (such portion of such costs and expenses, the “Company Accountant Expense”) and the Parents (on behalf of Mergerco) bear a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Company. The determination of the Accountant shall be final, binding and conclusive for all purposes hereunder.

(e) In order to permit the parties to prepare for an orderly Closing, the Company will deliver monthly reports calculating the previous month’s Operating Cash Flow on or before the 20th day of each month starting January 20, 2007 (with respect to performance during December 2006) and will provide the Parents with access to accounting records, supporting schedules and relevant information relating to the Company’s preparation thereof as the Parents shall reasonably request and that are available to the Company or its affiliates.”

Section 2.05.  Amendment to Introductory Paragraph of Article IV.  The introductory paragraph of Article IV shall be amended by adding a reference to , “New Holdco” after the reference to “Mergerco” in the final line.

Section 2.06.  Amendment to Section 4.04(a).  Section 4.04(a) shall be amended by adding a reference to “, New Holdco” after the reference to “Mergerco” in the third sentence.

Section 2.07.  Amendment to Section 4.04(b).  Section 4.04(b) shall be amended by adding a reference to “and Form S-4” after the reference to “Proxy Statement”.

Section 2.08.  Amendment to Section 4.12.  Section 4.12 shall be deleted and replaced in its entirety with the following:

“Section 4.12  Information Supplied.  None of the information supplied by the Company for inclusion in or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by New Holdco in connection with the issuance of the New Holdco Common Stock as part of the Merger Consideration (such registration statement on Form S-4, as amended or supplemented, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made, not misleading and (ii) the Proxy Statement and any other document filed with the SEC by the Company in connection with the Merger (and any amendment thereof or supplement thereto) (collectively, the Form S-4, the Proxy Statement and such filings, the “SEC Filings”), at the date first mailed to the shareholders of the Company, at the time of the Shareholders’ Meeting, at the time filed with the SEC (or at the time amended or supplemented), as the case may be, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied in writing by the Parents specifically for inclusion in such documents. The SEC Filings made by the Company will comply in all material respects with the provisions of the Exchange Act.”

Section 2.09.  Amendment to Section 4.18.  Section 4.18 shall be amended by adding a reference to, “New Holdco” after the reference to “Mergerco” in the second sentence.

Section 2.10.  Additional Representations and Warranties of the Company.  The Company hereby represents and warrants to Mergerco, New Holdco and the Parents as follows:

(a) Authority Relative to Second Amendment.  The Company has all necessary corporate power and authority to execute and deliver this Second Amendment, to perform its obligations hereunder. The execution and delivery of this Second Amendment by the Company have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Second Amendment. This Second Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Mergerco, New Holdco and the Parents, this Second Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles).

(b) Additional Representations.  Each of the representations and warranties contained in Section 4.04(b)(ii) and Section 4.04(b)(iii) is true and accurate as if made anew as of the date of this Second Amendment (except that it is acknowledged and agreed that the Board of Directors does not, and will not, make any recommendation to the Company’s stockholders with respect to the Stock Election or the Stock Consideration).

(c) Opinion of Financial Advisors.  The Board of Directors of the Company has received an opinion of Goldman, Sachs & Co. to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Cash Consideration as provided in Section 3.01(b) of the Agreement, after giving effect to this Second Amendment, payable to holders of Public Shares (other than Public Shares held by affiliates of the Company), is fair from a financial point of view to such holders. The Company shall deliver an executed copy of the written opinion received from Goldman, Sachs & Co. to the Parents promptly upon receipt thereof.

Section 2.11.  Amendments to introductory paragraph of Article V.  The introductory paragraph of Article V shall be deleted and replaced in its entirety with the following:

“Except as disclosed in the separate disclosure schedule which has been delivered by the Parents to the Company prior to the execution of this Agreement (the “Mergerco Disclosure Schedule” or, with respect to New Holdco the “Second Amendment Disclosure Letter”) (provided that any information set forth in one Section of the Mergerco Disclosure Schedule or Second Amendment Disclosure Letter will be deemed to apply to each other Section or subsection of this Agreement to the extent such disclosure is made in a way as to make its relevance to such other Section or subsection readily apparent), the Parents, New Holdco and Mergerco hereby jointly and severally represent and warrant to the Company as follows:”

Section 2.12.  Amendment to Section 5.01.  The following provisions shall be added to the end of Section 5.01.

“New Holdco is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and it has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its business as it is now being conducted, except where the failure to have such governmental approvals would not have, individually or in the aggregate, a New Holdco Material Adverse Effect. New Holdco is qualified or licensed as a foreign corporation to do business, and, if applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have, individually or in the aggregate, a New Holdco Material Adverse Effect.”

Section 2.13.  Amendment to Section 5.02.  The current Section 5.02 shall be numbered subsection (a) and the following provisions shall be added as a new subsection (b):

“Included as Section 5.02 of the Second Amendment Disclosure Letter is a complete and correct copy of the certificate of incorporation and the bylaws (or equivalent organizational documents) each as amended to date, of New Holdco (collectively, the “New Holdco Organizational Documents”). The New Holdco Organizational Documents shall be in full force and effect at or prior to the Effective Time. Neither New Holdco, nor to the knowledge of the Parents the other parties thereto, shall be in violation of any provision of the New Holdco Organizational Documents, as applicable, at any time after the New Holdco Organizational Documents become effective, and prior to the Effective Time, except as would not have, individually or in the aggregate, a New Holdco Material Adverse Effect.”

Section 2.14.  Amendment of Section 5.04.  Section 5.04 shall be amended by adding a reference to “, New Holdco” after each reference to “Parents” other than the third reference, a reference to “or New Holdco” shall be added after the third reference to “Mergerco”.

Section 2.15.  Amendment of Section 5.06.  Section 5.06 shall be amended by adding a reference to “, New Holdco” after the second reference to “Parents”.

Section 2.16.  Amendment of Section 5.07.  Section 5.07 of the Agreement is amended and restated in its entirety to read as follows:

“Section 5.07  Available Funds.

(a) Section 5.07(a) of Second Amendment Disclosure Letter sets forth true, accurate and complete copies, as of the date of this Second Amendment, of executed commitment letters from the parties listed in Section 5.07(a) of the Second Amendment Disclosure Letter dated as of the date this Second Amendment (as the same may be amended, modified, supplemented, restated, superseded and replaced in accordance with Section 6.13(a), collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Section 5.07(a) of the Second Amendment Disclosure Letter sets forth true, accurate and complete copies, as of the date of this Second Amendment, of executed commitment letters (collectively, the “Equity Commitment Letters” and together with the Debt Commitment Letters, the “Financing Commitments”) pursuant to which the investors listed in Section 5.07(a) of the Second Amendment Disclosure Letter (the “Investors”) have committed to invest the cash amounts set forth therein subject to the terms therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b) As of the date of this Second Amendment, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect. As of the date of this Second Amendment, each of the Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the Parents, Mergerco and New Holdco, as applicable, and to the Parents’ and Mergerco’s knowledge, the other parties thereto. Except as set forth in the Financing Commitments, there are no (i) conditions precedent to the respective obligations of the Investors to fund the full amount of the Equity Financing; (ii) conditions precedent to the respective obligations of the lenders specified in the Debt Commitment Letter to fund the full amount of the Debt Financing; or (iii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing Commitments to which either Parent, New Holdco, Mergerco or any of their respective affiliates is a party that would permit the lenders specified in the Debt Commitment Letters or the Investors providing the Equity Commitment Letters to reduce the total amount of the Financing (other than retranching, reallocating or replacing the Debt Financing in a manner that does not reduce the aggregate amount of the Debt Financing), or that would materially affect the availability of the Debt Financing or the Equity Financing. As of the date of this Second Amendment, (A) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Parents, New Holdco or Mergerco under any term or condition of the Financing Commitments, and (B) subject to the accuracy of the representations and warranties of the Company set forth in Article II hereof, and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 hereof, the Parents, New Holdco and Mergerco have no reason to believe that Mergerco or New Holdco will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. Each of the Parents, New Holdco and Mergerco have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid by it on or before the date of this Second Amendment. Subject to the terms and conditions of this Agreement and as of the date of this Second Amendment, assuming the funding of the Financing in accordance with the terms and conditions of the Financing Commitments, the aggregate proceeds from the Financing constitute all of the financing required to be provided by Mergerco and New Holdco for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of the Parents’, New Holdco’s and Mergerco’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all associated costs and expenses (including any refinancing of indebtedness of Mergerco or the Company required in connection therewith).

(c) From and after the date hereof, Mergerco, New Holdco, the Parents, any Investor and their respective affiliates shall not enter into any discussions, negotiations, arrangements, understanding or agreements with respect to the Equity Financing with those persons identified on Section 5.07(c) of the Company Disclosure Schedule.”

Section 2.17.  Amendment to Section 5.09.  Section 5.09 shall be deleted and replaced in its entirety with the following:

“Section 5.09  Capitalization of Mergerco and New Holdco.  As of the Closing Date and immediately prior to Effective Time and the exchange of Rollover Shares contemplated by Section 3.08, (i) the capital stock of Mergerco (the “Mergerco Shares”) then outstanding will be wholly owned, directly or indirectly, by New Holdco, (ii) the capital stock of each New Holdco subsidiary, other than Mergerco (the “New Holdco Subsidiaries” and the “New Holdco Subsidiaries Shares”) then outstanding will be wholly owned, directly or indirectly, by New Holdco and (iii) the capital stock of New Holdco (the “New Holdco Shares”) then outstanding (which would exclude shares to be issued as Stock Consideration and Rollover Shares) will be held by the persons listed on Section 5.09 of the Second Amendment Disclosure Letter (or persons to whom such persons have assigned some or all of their right to purchase New Holdco Shares in compliance with the provisions of this Agreement) (each such Investor, a “New Equity Investor” and each such New Equity Investor’s equity commitment letter, a “New Equity Commitment Letter”). All New Holdco Shares issued at or in connection with the Closing will have rights, preferences and privileges identical to, and pari passu with, the New Holdco Common Stock issued as Stock Consideration except that shares issued as Stock Consideration will be entitled to one vote per share and shares not issued as Stock Consideration may differ with respect to voting rights per share so long as the aggregate voting rights of all such shares do not exceed the aggregate number of such shares. Each share of New Holdco Common Stock to be issued as part of the Stock Consideration will be duly authorized, validly issued, fully paid and non assessable and not subject to preemptive rights. Other than as set forth on Section 5.09 of the Second Amendment Disclosure Letter, as of the date hereof, no person who holds shares of record or beneficially has an Attributable Interest in Mergerco, New Holdco Subsidiaries or New Holdco. Except for this Agreement and as provided in this Agreement, the Equity Commitment Letters or the New Equity Commitment Letters, if any: (i) there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the Mergerco Shares or any capital stock equivalent or other nominal interest in Mergerco (the “Mergerco Equity Interests”), or the New Holdco Subsidiaries Shares or any capital stock equivalent or other nominal interest in New Holdco Subsidiaries (the “New Holdco Subsidiaries Equity Interests”) or the New Holdco Shares or any capital stock equivalent or other nominal interest in New Holdco (the “New Holdco Equity Interests”), pursuant to which Mergerco, any New Holdco Subsidiary or New Holdco, as applicable, is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any Mergerco Equity Interests, New Holdco Subsidiaries Equity Interests or New Holdco Equity Interests, as applicable; and (ii) there are no contracts or commitments to which Mergerco, any New Holdco Subsidiary or New Holdco is a party relating to the sale or transfer of any equity securities or other securities of Mergerco, New Holdco Subsidiaries or New Holdco. Mergerco, New Holdco Subsidiaries and New Holdco were formed solely for the purpose of engaging in the transactions contemplated hereby, and Mergerco, New Holdco Subsidiaries and New Holdco have not conducted any business prior to the date hereof and have no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. Assuming for purposes of this representation that a number of shares equal to the Maximum Stock Election Number is issued as Stock Consideration pursuant to Section 3.01(b), immediately after the Effective Time the Maximum Stock Election Number will represent approximately 30% of the issued and outstanding common stock of New Holdco. Immediately after the Effective Time, zero shares of New Holdco preferred stock will be outstanding.”

Section 2.18.  Amendment to Section 5.10.  The current Section 5.10 shall be amended by adding “or New Holdco’s Expenses” after the reference to “Mergerco’s Expenses”.

Section 2.19.  Amendment to Section 5.11.  Section 5.11 shall be deleted and replaced in its entirety with the following:

“Section 5.11   Information Supplied.  None of the information supplied or to be supplied by the Parents, Mergerco or New Holdco for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Parents, Mergerco or New Holdco for inclusion or incorporation by reference in the Form S-4 will, at the time it is filed with the SEC, and at any time it is amended or supplemented, or at the date it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by Parents with respect to statements made therein based on information supplied in writing by the Company specifically for inclusion in such documents. The SEC Filings made by Parents will comply in all material respects with the provisions of the Exchange Act.”

Section 2.20.  Amendment to Section 5.12.  Section 5.12 shall be amended by adding a reference to “, New Holdco’s” after the first reference to “Parents”’ and a reference to “and New Holdco” after the reference to “the Surviving Corporation”.

Section 2.21.  Amendment to Section 5.13.  Section 5.13 shall be amended by adding a reference to “, New Holdco” after the first, third and fourth references to “Mergerco” and “or New Holdco” after the second reference to Mergerco.

Section 2.22.  Additional Representations and Warranties of Parents, Mergerco and New Holdco.  The Parents, Mergerco and New Holdco hereby jointly and severally represent and warrant to the Company as follows:

(a) Authority Relative to Second Amendment.  The Parents, Mergerco and New Holdco have all necessary power and authority to execute and deliver this Second Amendment, to perform their respective obligations hereunder. The execution and delivery of this Second Amendment by the Parents, Mergerco and

New Holdco have been duly and validly authorized by all necessary limited liability company action on the part of the Parents and all corporate action of Mergerco and New Holdco, and no other corporate proceedings on the part of the Parents, Mergerco or New Holdco are necessary to authorize the execution and delivery of this Second Amendment. This Second Amendment has been duly and validly executed and delivered by the Parents, Mergerco and New Holdco and, assuming the due authorization, execution and delivery by the Company, this Second Amendment constitutes a legal, valid and binding obligation of the Parents, Mergerco and New Holdco, enforceable against the Parents, Mergerco and New Holdco in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 2.23.  Amendment to Section 6.01 of the Agreement.  The introductory paragraph of Section 6.01 is amended by adding a reference to “, New Holdco” after the first reference to “Parents” in the final clause.

Section 2.24.  Amendment to Section 6.01(f) of the Agreement.  Section 6.01(f)(iv)(z) is amended by deleting the words, “date hereof” and replacing them with the words, “date of the Amendment” and adding a reference to “, Mergerco or New Holdco” after the reference to Parents.

Section 2.25.  Amendment to Section 6.03(a).

(a) The following sentence shall be added as the second sentence to Section 6.03(a):

“As soon as reasonably practicable following the date of this Second Amendment, the Parents and the Company shall prepare and shall cause to be filed with the SEC the Form S-4, including the Proxy Statement.”

(b) The following sentence shall be added as the penultimate sentence of Section 6.03(a):

“None of the information with respect to the Company or its subsidiaries to be included in the Form S-4 or any amendments or supplements thereto, will at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, at the time the Form S-4 or Proxy Statement or any amendment or supplement thereto is filed with the SEC, at the time of the Shareholders’ Meeting, at the time the Form S-4 (and any amendments or supplements thereto) is filed, or at the time the Form S-4 becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.”

Section 2.26.  Amendment to Section 6.03(b).

(a) Section 6.03(b) is amended by adding a reference to “New Holdco,” after the reference to “Parents” in the first sentence.

(b) The following clause shall be added as the final sentence of Section 6.03(b):

“None of the information with respect to the Parents, Mergerco, New Holdco or their respective subsidiaries specifically provided in writing by the Parents or any person authorized to act on their behalf for inclusion in the Form S-4 will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, at the time of the Shareholders’ Meeting, at the time the Form S-4 (and any amendments or supplements thereto) is filed, and at the time such Form S-4 becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.”

Section 2.27.  Amendment to Section 6.03(c).

(a) The clause “and the Form S-4” shall be added after the first and second references to “Proxy Statement” and the clause “, Form S-4” shall be added after the third reference to “Proxy Statement” Section 6.03(c).

(b) The following sentence shall be added as the final sentence to such Section:

“The Company and Parents shall use reasonable best efforts to have the Form S-4 declared effective by the SEC under the Securities Act as promptly as reasonably practicable after the date of the Second Amendment.”

Section 2.28.  Amendment to Section 6.03(d).  Section 6.03(d) is hereby amended by adding a reference to “or New Holdco” after the first reference to “Mergerco”, a reference to “or New Holdco’s” after the second reference to “Mergerco’s”, a reference to “and the Form S-4” after the third reference to “Proxy Statement” and a reference to “or the Form S-4” after the fourth and fifth references to “Proxy Statement”.

Section 2.29.  Amendment to Section 6.03(e).  Section 6.03(e) is hereby deleted and replaced in its entirety with the following:

“(e) As soon as reasonably practicable after the date of this Second Amendment, the Company and New Holdco shall prepare and shall cause to be filed with the SEC a Form S-4 and proxy supplement in accordance with the provisions of Section 6.03(a) relating to the meeting of the Company’s shareholders to be held to consider the adoption and approval of this Agreement and the Merger. The Company and New Holdco shall include the text of this Agreement and the Company shall include the recommendation of the Board of Directors of the Company that the Company’s shareholders approve and adopt this Agreement (it being expressly acknowledged and agreed that the Board of Directors has not, and will not, make any recommendation with respect to the Stock Consideration or the New Holdco Common Stock). The Company and New Holdco shall use their reasonable best efforts to have the Proxy Statement cleared and the Form S-4 declared effective by the SEC as soon as reasonably practicable after it is filed with the SEC. In connection with the Proxy Statement and Form S-4, contemplated by this Section 6.03(e), the Company, Parents and New Holdco shall (i) respond as promptly as reasonably practicable to any comments of the SEC; (ii) promptly notify the other parties upon receipt of any comments of the SEC or its staff or any request for amendments or supplements to the Proxy Statement of Form S-4 or of the issuance of any stop order, of the suspension of the qualification of the New Holdco Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction; (iii) consult with one another prior to responding to any such comments or filing any such amendment or supplement; (iv) provide each other with copies of all correspondence between any of such parties or their Representatives and the SEC; and (v) within five (5) days after the Proxy Statement and Form S-4 prepared in accordance with Section 6.03(b) and this Section 6.03(e) has been cleared by the SEC and the Form S-4 declared effective, the Company shall mail the Proxy Statement to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting. Prior to the effective date of the Form S-4, New Holdco and the Company shall use commercially reasonable efforts to comply with all applicable requirements of Law in connection with the registration and qualification of the Stock Consideration to be issued in connection with the Merger.”

Section 2.30.  Amendments to Section 6.04 of the Agreement.  Subject to any actions taken by the SEC, as contemplated by Section 2.05 above, the Shareholders’ Meeting referred to in Section 6.04 of the Agreement shall be postponed, convened and held as set forth in Section 6.03(e) above.

Section 2.31.  Amendment to Section 6.05(b) of the Agreement.  Section 6.05(b) of the Agreement is amended by adding a reference to “New Holdco’s,” before each reference to “Mergerco’s” in clause (ii).

Section 2.32.  Amendment to Section 6.07(d) of the Agreement.  Section 6.07(d) of the Agreement is amended by adding a reference to “, New Holdco” after each reference to “Parents” in clause (i).

Section 2.33.  Amendment to Section 6.07(h) of the Agreement.  Section 6.07(h) of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Parents” in the first sentence.

Section 2.34.  Amendment to Section 6.09 of the Agreement.  Section 6.09 of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Surviving Corporation” in clause (i) of the first sentence.

Section 2.35.  Amendment to Section 6.12(a) of the Agreement.  Section 6.12(a) of the Agreement is deleted and hereby replaced in its entirety with the following:

“(a) shall not amend or otherwise change any of the Mergerco Organizational Documents or the New Holdco Organizational Documents if such amendment or change (i) would be likely to prevent or materially delay the consummation of the transactions contemplated hereby or (ii) would change the rights, preferences or privileges of any share of New Holdco Common Stock in any material respect that would render the representations and warranties contained in Section 5.09 of this Agreement to be untrue or inaccurate at the Effective Time”.

Section 2.36.  Amendment to Section 6.13 of the Agreement.  Section 6.13 of the Agreement is deleted and hereby replaced in its entirety with the following:

ARTICLE 1 “SECTION 6.13 FINANCING.

(a) Mergerco and the Parents shall use their reasonable best efforts to (i) arrange and obtain the Financing on the terms and conditions described in the Financing Commitments, which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Closing, (ii) negotiate and finalize definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments, (iii) satisfy on a timely basis all conditions applicable to the Parents or Mergerco in such definitive agreements that are within their control, (iv) consummate the Financing no later than the Closing, and (v) enforce their rights under the Financing Commitments. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments, (A) the Parents shall promptly notify the Company, and (B) Mergerco and the Parents shall use their reasonable best efforts to obtain alternative financing from alternative sources, on terms, taken as whole, that are no more adverse to the Company, as promptly as practicable following the occurrence of such event but in no event later than the last day of the Marketing Period, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to this Section 6.13(a) being referred to as the “Financing Agreements”). For the avoidance of doubt, in the event that (x) all or any portion of any offering or issuance of any high yield debt securities contemplated by the Financing Commitments or any alternative debt securities therefor (collectively, the “High Yield Financing”), has not been consummated; and (y) all conditions set forth in Article VII hereof have been satisfied or waived (other than conditions set forth in Section 7.02(c) and Section 7.03(d)) and (z) the bridge facilities contemplated by the Financing Commitments are available on terms and conditions described in the Financing Commitments, then Mergerco shall agree to use the bridge facility contemplated by the Debt Commitment Letters, if necessary, to replace such High Yield Financing no later than the last date of the Marketing Period. In furtherance of the provisions of this Section 6.13(a), one or more Debt Commitment Letters may be amended, restated, supplemented or otherwise modified, superseded or replaced to add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letters as of the date hereof, to increase the amount of indebtedness or otherwise replace one or more facilities with one or more new facilities or financings or modify one or more facilities to replace or otherwise modify the Debt Commitment Letters, or otherwise in a manner not less beneficial in the aggregate to Mergerco, New Holdco and the Parents (as determined in the reasonable judgment of the Parents) (the “New Debt Financing Commitments”), provided that the New Debt Financing Commitments shall not (i) adversely amend the conditions to the Debt Financing set forth in the Debt Commitment Letters, in any material respect, (ii) reasonably be expected to delay or prevent the Closing; or (iii) reduce the aggregate amount of available Debt Financing (unless, in the case of this clause (iii), replaced with an amount of new equity financing on terms no less favorable in any material respect to Mergerco and New Holdco than the terms set forth in the Equity Commitment Letters or one or more new debt facilities pursuant to the new debt facilities pursuant to the New Debt Financing Commitments.) Upon and from and after each such event, the term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Debt Commitment Letters that are not so superseded or replaced at the time in question and the New Debt Financing Commitments to the extent then in effect. For purposes of this Agreement, “Marketing Period” shall mean the first period of twenty-five (25) consecutive business days throughout which (A) Mergerco and the Parents shall have the Required Financial Information that the Company is required to provide Mergerco and the Parents pursuant to Section 6.13(b), and (B) the conditions set forth in Section 7.01 or Section 7.02 (other than Section 7.02(c)) shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.02 (other than Section 7.02(c)) to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty-five (25) consecutive business day period; provided, however, that if the Marketing Period has not ended on or prior to August 17, 2007, the Marketing Period shall commence no earlier than September 4, 2007 or if the Marketing Period has not ended on or prior to December 14, 2007, the Marketing Period shall commence no earlier than January 7, 2008. The Parents shall (x) furnish complete and correct and executed copies of the Financing Agreements promptly upon their execution, (y) give the Company prompt notice of any material breach by any party of any of the Financing Commitments, any New Debt Financing Commitment or the Financing Arrangements of which the Parents become aware or any termination thereof, and (z) otherwise keep the Company reasonably informed of the status of the Parents’ efforts to arrange the Financing (or any replacement thereof).

(b) The Company shall, and shall cause its subsidiaries, and their respective officers, employees, consultants and advisors, including legal and accounting of the Company and its subsidiaries at the Parents’ sole expense, to cooperate in connection with the arrangement of the Debt Financing (which shall include for the avoidance of doubt and purposes hereof, the High Yield Financings) as may be reasonably requested in advance written notice to the Company provided by Mergerco or the Parents (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or otherwise impair, in any material respect, the ability of any officer or executive of the Company or Outdoor Holdings to carry out their duties to the Company and to Outdoor Holdings, respectively). Such cooperation by the Company shall include, at the reasonable request of Mergerco or the Parents, (i) agreeing to enter into such agreements, and to execute and deliver such officer’s certificates (which in the good faith determination of the person executing the same shall be accurate), including certificates of the chief financial officer of the Company or any subsidiary with respect to solvency matters and as are customary in financings of such type, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time; (ii) (x) preparing business projections, financial statements, pro forma statements and other financial data and pertinent information of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements resold under Rule 144A of the Securities Act to consummate any High Yield Financing, all as may be reasonably requested by Mergerco or the Parents and (y) delivery of audited consolidated financial statements of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2007 (together with the materials in clause (x), the “Required Financial Information”), which Required Financial Information shall be Compliant; (iii) making the Company’s Representatives available to assist in the Financing, including participation in a reasonable number of meetings, presentations (including management presentations), road shows, drafting sessions, due diligence sessions and sessions with rating agencies, including one or more meetings with prospective lenders, and assistance with the preparation of materials for rating agency presentations, offering documents and similar documents required in connection with the Financing; (iv) reasonably cooperating with the marketing efforts of the Financing; (v) ensuring that any syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries (vi) using reasonable best efforts to obtain customary accountants’ comfort letters, consents, legal opinions, survey and title insurance as requested by Mergerco or the Parents along with such assistance and cooperation from such independent accountants and other professional advisors as reasonably requested by Mergerco or the Parents; (vii) taking all actions reasonably necessary to permit the prospective lenders involved in the Financing to (A) evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that no right of any lender, nor obligation of the Company or any of its subsidiaries, thereunder shall be effective until the Effective Time; and (viii) otherwise reasonably cooperating in connection with the consummation of the Financing and the syndication and marketing thereof, including obtaining any rating agencies’ confirmations or approvals for the Financing. The Company hereby consents to the use of its and its subsidiaries’ logos in connection with the Financing. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time. The Parents shall, promptly upon request by the Company following the valid termination of this Agreement (other than in accordance with

Section 8.01(i), reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its subsidiaries in connection with such cooperation. The Parents shall indemnify and hold harmless the Company and its subsidiaries for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its subsidiaries). As used in this Section 6.13(b), “Compliant” means, with respect to any Required Financial Information, that such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and it subsidiaries necessary in order to make such Required Financial Information not misleading and is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act, in each case assuming such Required Financial Information is intended to be the information to be used in connection with the Debt Financing (including the High Yield Financing) contemplated by the Debt Commitment Letters.”

Section 2.37.  Addition of Section 6.18.  The following shall be added as Section 6.18 of the Agreement:

“Section 6.18  Tax Free Qualification for Stock Election.  Parents and Company shall not, and shall not permit any of their Subsidiaries to, take or cause to be taken any action, other than any actions expressly contemplated by this Agreement or the Equity Commitment Letters, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the exchange of shares of Company Common Stock for New Holdco Common Stock pursuant to the Merger and a Stock Election (other than Net Electing Option Shares), taken together with the exchange of the Rollover Shares and the Equity Financing, from qualifying as an exchange described in Section 351 of the Code.”

Section 2.38.  Addition of Section 6.19.  The following shall be added as Section 6.19 of the Agreement:

“Section 6.19  Fees.  The transaction fees payable to Parents or their Affiliates at or prior to the Closing will not exceed $87.5 million. Following the Closing, unless otherwise unanimously approved by the Independent Directors, the Company will not pay management, transaction, monitoring or any other fees to the Parents or their Affiliates except pursuant to an arrangement or structure whereby public shareholders of New Holdco are made whole for the portion of such fees paid by the Company that would otherwise be proportionate to their share holdings.”

Section 2.39.  Addition of Section 6.20.  The following shall be added as Section 6.20 of the Agreement:

“Section 6.20  Board of Directors.  Immediately following the Closing, the board of directors of the Company will include at least two (2) Independent Directors.

Section 2.40.  Addition of Section 6.21.  The following shall be added as Section 6.21 of the Agreement:

“Section 6.21  Registration.  New Holdco agrees that it will use reasonable efforts to maintain the registration of the New Holdco Common Stock under Section 12 of the Exchange Act for two years after the Effective Time except for any deregistration in connection with any sale, recapitalization or similar extraordinary corporate transaction.

Section 2.41.  Amendment to Section 7.02 of the Agreement.  The introductory sentence of Section 7.02 of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Parents”.

Section 2.42.  Amendment to Section 7.03(a) of the Agreement.  Section 7.03(a) of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Parents” in the first sentence.

Section 2.43.  Amendment to Section 7.03(b) of the Agreement.  Section 7.03(b) of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Parents”.

Section 2.44.  Amendment to Section 8.01(e) of the Agreement.  Section 8.01(e) of the Agreement is amended by adding a reference to “, New Holdco” after each reference to “Mergerco”.

Section 2.45.  Amendment to Section 8.01(f) of the Agreement.  Section 8.01(f) of the Agreement is amended by adding a reference to “, New Holdco” after the reference to “Mergerco” in clause (ii).

Section 2.46.  Amendment to Section 8.01(g) of the Agreement.  The clause “by the Parents if they and Mergerco” in Section 8.01(g) of the Agreement is hereby deleted and replaced with the following: “by the Parents if they, New Holdco and Mergerco”.

Section 2.47.  Amendment to Section 8.01(i).  Section 8.01(i) shall be amended by adding a reference to “and Form S-4” after the reference to “Proxy Statement”.

Section 2.48.  Amendment to Section 8.02(a) of the Agreement.  Section 8.02(a) is hereby amended by adding a reference to “, New Holdco” after each reference to “Mergerco” in the final paragraph of Section 8.02(a).

Section 2.49.  Amendment to Section 8.02(b)(i) of the Agreement.  Section 8.02(b)(i) is hereby amended by adding a reference to “, New Holdco” after the first and fifth reference to “Mergerco” and a reference to “, New Holdco’s” after the second and fourth reference to “Mergerco”.

Section 2.50.  Amendment to Section 8.02(b)(ii) of the Agreement.  Section 8.02(b)(ii) is hereby amended by adding a reference to “, New Holdco” after the first reference to “Mergerco”.

Section 2.51.  Amendment to Section 8.02(b) of the Agreement.  The final paragraph of Section 8.02(b) is hereby amended by adding a reference to , “New Holdco” after each reference to “Mergerco” other than references to “Mergerco” in the defined term “Mergerco Termination Fee”.

Section 2.52.  Amendment to Section 8.02(d) of the Agreement.  Section 8.02(d) is hereby amended by adding a reference to “, New Holdco” after the first, second, fifth, seventh and eighth reference to “Mergerco”.

Section 2.53.  Amendment to Section 8.04 of the Agreement.  Section 8.04 is hereby amended by adding a reference to “, New Holdco” after the reference to “Mergerco” in the third sentence.

Section 2.54.  Amendment to Section 9.02 of the Agreement.  Section 9.02 is hereby amended by replacing “if to the Parents or Mergerco:” with the following: “if to the Parents, Mergerco or New Holdco”.

Section 2.55.  Amendment to Section 9.05 of the Agreement.  Section 9.05 is hereby deleted and replaced in its entirety with the following:

“Section 9.05   Assignment.  Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, that (i) Mergerco may assign any of its rights and obligations to any direct or indirect wholly owned subsidiary of New Holdco, but no such assignment shall relieve Mergerco of its obligations hereunder and (ii) New Holdco may assign any of its rights and obligations to any direct or indirect wholly owned subsidiary of New Holdco, but no such assignment shall relieve New Holdco of its obligations hereunder. Further, the Company acknowledges and agrees that Mergerco may (i) elect to transfer its equity interests to any of its respective affiliates or direct or indirect wholly owned subsidiaries; provided that each of such direct or indirect subsidiaries will be wholly owned by New Holdco or subsidiaries of New Holdco, (ii) reincorporate in Texas or (iii) merge with or convert into a Texas corporation created solely for the purpose of the Merger, and any such transfer, reincorporation, merger or conversion shall not result in a breach of any representation, warranty or covenant of Mergerco, New Holdco and/or the Parents herein. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.”

Section 2.56.  Amendment to Section 9.08(a)(i) of the Agreement.  Section 9.08(a)(i) is hereby amended by replacing the clause “the maximum aggregate liability of Mergerco” with the following: “the maximum aggregate liability of Mergerco and New Holdco”. Amendment to Section 9.08(a)(iv) of the Agreement. Section 9.08(a)(iv) is hereby amended by adding a reference to “, New Holdco” after “Mergerco” in clause (iv).

Section 2.57.  Amendment to Section 9.08(b), (c) and (d) of the Agreement.  Section 9.08(b), Section 9.08(c) and Section 9.08(d) are hereby amended by adding a reference to “, New Holdco” after each reference to “Mergerco”.

Section 2.58.  Amendment to Appendix A.

(a) The definition of “Additional Per Share Consideration” is amended by deleting “$39.00” and replacing such amount with “$39.20.”

(b) The following definition of “Affiliated Holder” is added to Appendix A immediately following the definition of “affiliate”:

“Affiliated Holder” shall mean each Person listed on Schedule 1 hereto, each of such Person’s heirs and successors, and any person to whom such Person assigns shares where such transferee agrees to bound by the letter agreement entered into by such holder pursuant to Section 3.01(b)(ii) hereof.

(c) The following definition of “Alien Entity” shall be added to Appendix A immediately following the definition of “Agreement”:

“Alien Entity” shall have the meaning set forth in the definition of Non-U.S. Person.

(d) The following definition of “Book Entry Share” shall replace the definition of Book Entry Share in Appendix A:

“Book Entry Share” means a book-entry share which immediately prior to the Effective Time represented a share of Company Common Stock.

(e) The following definition of “Capped Holder” is added to Appendix A immediately following the definition of “business day”:

“Capped Holder” shall have the meaning set forth in Section 3.01(g)(iii).

(f) The following definition of “Cash Consideration” is added to Appendix A immediately following the definition of “Capped Holder”:

“Cash Consideration” shall have the meaning set forth in Section 3.01(b)(i).

(g) The following definition of “Cash Consideration Share” is added to Appendix A immediately following the definition of “Cash Consideration”:

“Cash Consideration Share” shall mean each share of Company Common Stock for which Parents pay Cash Consideration pursuant to Section 3.01(b) and Section 3.01(g).

(h) The following definition of “Cash Election” is added to Appendix A immediately following the definition of “Cash Consideration Share”:

“Cash Election” shall have the meaning set forth in Section 3.01(c)(i).

(i) The following definition of “Certificate” shall replace the definition of Certificate in Appendix A:

“Certificate” means a certificate which immediately prior to the Effective Time represented a share of Company Common Stock.

(j) The definition of “Competing Proposal” is amended by adding a reference to “, New Holdco” after the reference to Parents.

(k) The definition of “Contacted Parties Proposal” is amended by adding a reference to “, New Holdco” after the reference to Parents.

(l) The following definition of “Election Deadline” is added to Appendix A immediately following the definition of “Effective Time”:

“Election Deadline” shall have the meaning set forth in Section 3.01(d)

(m) The following definition of “Election Form Record Date” is added to Appendix A immediately following the definition of “Election Deadline”:

“Election Form Record Date” shall have the meaning set forth in Section 3.01(d).

(n) The following definition of “Elections” is added to Appendix A immediately following the definition of “Election Form Record Date”:

“Elections” shall have the meaning set forth in Section 3.01(c)(i).

(o) The definition of “Expenses” in Appendix A shall be amended by adding a reference to “and Form S-4” after the reference to “Proxy Statement”.

(p) The following definition of “Final Return Shares” is added to Appendix A immediately following the definition of “Financing Commitments”:

“Final Return Shares” shall have the meaning set forth in Section 3.01(g)(vi).

(q) The following definition of “Final Stock Election” is added to Appendix A immediately following the definition of “Final Return Shares”:

“Final Stock Election” shall have the meaning set forth in Section 3.01(g)(viii).

(r) The following definition of “Final Stock Election Notice” is added to Appendix A immediately following the definition of “Final Stock Election”:

“Final Stock Election Notice” shall have the meaning set forth in Section 3.01(d).

(s) The following definition of “Final Stock Election Shares” is added to Appendix A immediately following the definition of “Final Stock Election Notice”:

“Final Stock Election Shares” shall have the meaning set forth in Section 3.01(g)(vi).

(t) The following definition of “First Allocation Distributable Shares” is added to Appendix A immediately following the definition of “Final Stock Election Shares”:

“First Allocation Distributable Shares” shall have the meaning set forth in Section 3.01(g)(ii).

(u) The following definition of “First Allocation Stock Election Shares” is added to Appendix A immediately following the definition of “First Allocation Distributable Shares”:

“First Allocation Stock Election Shares” shall have the meaning set forth in Section 3.01(g)(iii).

(v) The following definition of “First Individual Cutback Shares” is added to Appendix A immediately following the definition of “First Allocation Stock Election Shares”:

“First Individual Cutback Shares” shall have the meaning set forth in Section 3.01(g)(iii).

(w) The following definition of “First Prorated Returned Shares” is added to Appendix A immediately following the definition of “First Individual Cutback Shares”:

“First Allocation Returned Shares” shall have the meaning set forth in Section 3.01(g)(ii).

(x) The following definition of “Form of Election” is added to Appendix A immediately following the definition of “Foreign Antitrust Laws”:

“Form of Election” shall have the meaning set forth in Section 3.01(c)(i).

(y) The following definition of “Form S-4” is added to Appendix A immediately following the definition of “Form of Election”:

“Form S-4” shall have the meaning set forth in Section 4.12.

(z) The following definition of “Gross Electing Option Shares” is added to Appendix A immediately following the definition of “Governmental Authority”:

“Gross Electing Option Shares” shall have the meaning set forth in Section 3.01(c)(ii).

(aa) The following definition of “Independent Directors” is added to Appendix A immediately following the definition of “Indenture”:

“Independent Directors” shall mean members of the board of directors of the Company who are not representatives of the Parents or their Affiliates or employees (including former employees) of the Company.

(bb) The following definition of “Individual Cap” is added to Appendix A immediately following the definition of “Independent Director”:

“Individual Cap” shall have the meaning set forth in Section 3.01(g).

(cc) The following definition of “Irrevocable Option Election” is added to Appendix A immediately following the definition of “Individual Cap”:

“Irrevocable Option Election” shall have the meaning set forth in Section 3.01(c)(ii).

(dd) The following definition of “Letter of Transmittal” is added to Appendix A immediately following the definition of “Law”:

“Letter of Transmittal” means a letter prepared by the Paying Agent, with reasonable approval of New Holdco and the Company, which shall, among other things, (x) specify that delivery of Certificates and Book Entry Shares be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 3.04 hereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as New Holdco and the Company may reasonably specify and (y) include instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares shall be converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery).

(ee) The following definition of “Maximum Stock Election Number” is added to Appendix A immediately following the definition of “LMA”:

“Maximum Stock Election Number” shall have the meaning set forth in Section 3.01(g).

(ff) The following definition of “Merger Consideration” shall replace the definition of “Merger Consideration” in Appendix A:

“Merger Consideration” shall have the meaning set forth in Section 3.01(b)(i).

(gg) The following definition of “Net Electing Option Shares” is added to Appendix A immediately following the definition of “Multiemployer Plan”:

“Net Electing Option Shares” shall have the meaning set forth in Section 3.01(c)(ii).

(hh) The following definition of “New Holdco Common Stock” is added to Appendix A immediately following the definition of “New Debt Financing Commitments”:

“New Holdco Common Stock” shall mean the Class A Common Stock, par value $0.001 per share, of New Holdco.

(ii) The following definition of “New Holdco Equity Interests” is added to Appendix A immediately following the definition of “New Debt Financing Commitments”:

“New Holdco Equity Interests” shall have the meaning set forth in Section 5.09.

(jj) The following definition of “New Holdco Material Adverse Effect” shall replace the definition of “Mergerco Material Adverse Effect” in Appendix A and all references to “Mergerco Material Adverse Effect” shall be replaced with reference to “New Holdco Material Adverse Effect”:

“New Holdco Material Adverse Effect” shall mean any event, state of facts, circumstance, development, change, effect or occurrence that is materially adverse to the business, financial condition or results of operations of New Holdco and New Holdco’s subsidiaries taken as a whole or may reasonably be expected to prevent or materially delay or materially impair the ability of New Holdco or any of its subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement.

(kk) The following definition of “New Holdco Organizational Documents” is added to Appendix A immediately following the definition of “New Holdco Common Stock”:

“New Holdco Organizational Documents” shall have the meaning set forth in Section 5.02(b).

(ll) The following definition of “New Holdco Shares” is added to Appendix A immediately following the definition of “New Holdco Organizational Documents”:

“New Holdco Shares” shall have the meaning set forth in Section 5.09.

(mm) The following definition of “New Holdco Subsidiaries” is added to Appendix A immediately following the definition of “New Holdco Shares”:

“New Holdco Subsidiaries” shall have the meaning set forth in Section 5.09.

(nn) The following definition of “New Holdco Subsidiaries Equity Interests” is added to Appendix A immediately following the definition of “New Holdco Shares”:

“New Holdco Subsidiaries Equity Interests” shall have the meaning set forth in Section 5.09.

(oo) The following definition of “New Holdco Subsidiaries Shares” is added to Appendix A immediately following the definition of “New Holdco Subsidiaries Equity Interests”:

“New Holdco Subsidiaries Shares” shall have the meaning set forth in Section 5.09.

(pp) The following definition of “Non-U.S. Person” is added to Appendix A immediately following the definition of “No-Shop Period Start Date” in Appendix A:

“Non-U.S. Person” means any Person who:

(i) is a natural person who either is not a citizen of the United States or is acting at the direction and behest of a foreign government, foreign entity or foreign individual as its agent for purposes of this transaction; or

(ii) is not a natural person and is:

(a) a partnership, limited liability company, corporation, joint-stock company or association controlled by persons not citizens of the United States or entities organized under the laws of a foreign country;

(b) a foreign government;

(c) a partnership, limited liability company, corporation, joint-stock company or association controlled directly or indirectly by one or more of the above,

(Any person or entity described in paragraphs 1 or 2 (a)-(c) above is referred to hereafter as an “Alien Entity.”)

(d) has direct or indirect ownership by Alien Entities that, in the aggregate, exceeds 25%, or

(e) has voting or other control rights exercised directly or indirectly by Alien Entities that, in the aggregate, exceed 25%.

(qq) The following definition of “Option Cash Payment” shall replace the definition of “Option Cash Payment” in Appendix A:

“Option Cash Payment” shall have the meaning set forth in Section 3.03(a).

(rr) The following definition of “Proration Factor” is added to Appendix A immediately following the definition of “person”:

“Proration Factor” shall have the meaning set forth in Section 3.01(g)(ii).

(ss) The following definition of “Public Share” is added to Appendix A immediately following the definition of “Proxy Statement”:

“Public Share” shall mean each share of Company Common Stock outstanding immediately prior to the Effective Time other than a Dissenting Share, Rollover Share or share that is cancelled pursuant to Section 3.01(a).

(tt) The following definition of “Second Allocation” is added to Appendix A immediately following the definition of “SEC Filings”:

“Second Allocation” shall have the meaning set forth in Section 3.01(g)(iii).

(uu) The following definition of “Second Allocation Distributable Shares” is added to Appendix A immediately following the definition of “Second Allocation”:

“Second Allocation Distributable Shares” shall have the meaning set forth in Section 3.01(g)(iv).

(vv) The following definition of “Second Allocation Participant” is added to Appendix A immediately following the definition of “Second Allocation Distributable Shares”:

“Second Allocation Participant” shall have the meaning set forth in Section 3.01(g)(iii).

(ww) The following definition of “Second Allocation Shares” is added to Appendix A immediately following the definition of “Second Allocation Participant”:

“Second Allocation Shares” shall have the meaning set forth in Section 3.01(g)(iii).

(xx) The following definition of “Second Allocation Stock Election Shares” is added to Appendix A immediately following the definition of “Second Allocation Shares”:

“Second Allocation Stock Election Shares” shall have the meaning set forth in Section 3.01(g)(v).

(yy) The following definition of “Second Amendment Disclosure Letter” is added to Appendix A immediately following the definition of “Second Allocation Stock Election Shares”:

“Second Amendment Disclosure Letter” shall have the meaning set forth in the introductory paragraph of Article V.

(zz) The following definition of “Second Individual Cutback Shares” is added to Appendix A immediately following the definition of “Second Amendment Disclosure Letter”:

“Second Individual Cutback Shares” shall have the meaning set forth in Section 3.01(g)(v).

(aaa) The following definition of “Second Prorated Stock Election Shares” is added to Appendix A immediately following the definition of “Second Individual Cutback Shares”:

“Second Prorated Stock Election Shares” shall have the meaning set forth in Section 3.01(g)(iv).

(bbb) The following definition of “Shares” is added to Appendix A immediately following the definition of “Senior Executive”:

(ccc) The following definition of “Shares Representative” is added to Appendix A immediately following the definition of “Shares”:

“Shares Representative” shall have the meaning set forth in Section 3.01(c)(i).

(ddd) The following definition of “Stock Consideration” is added to Appendix A immediately following the definition of “Short-Dated Notes”:

“Stock Consideration” shall have the meaning set forth in Section 3.01(b)(i).

(eee) The following definition of “Stock Election” is added to Appendix A immediately following the definition of “Stock Consideration”:

“Stock Election” shall have the meaning set forth in Section 3.01(c)(i).

(fff) The following definition of “Stock Election Share” is added to Appendix A immediately following the definition of “Stock Election”:

“Stock Election Share” shall have the meaning set forth in Section 3.01(c)(i).

(ggg) The following definition of “Total Option Cash Payment” shall replace the definition of “Total Option Cash Payment” in Appendix A:

“Total Option Cash Payment” shall have the meaning set forth in Section 3.03(a).

(hhh) The following definition of “U.S. Person” is added to Appendix A immediately following the definition of “Total Option Cash Payment”:

“U.S. Person” means any Person that is not an Non-U.S. Person.

ARTICLE III.

MISCELLANEOUS

Section 3.01.  No Further Amendment.  Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all of the terms and conditions and provisions thereof shall remain in full force and effect. This Second Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.

Section 3.02.  Effect of Amendment.  This Second Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Second Amendment by the parties hereto, any reference to “this Agreement”, “hereof”, “herein”, “hereunder” and words or expressions of similar import shall be deemed a reference to the Agreement as amended hereby.

Section 3.03.  Governing Law.  This Second Amendment, and all claims or cause of action (whether in contract or tort) that may be based upon, arise out of or relate to this Second Amendment shall be governed by the internal laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule.

Section 3.04.  Counterparts.  This Second Amendment may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and same agreement.

[Remainder of This Page Intentionally Left Blank]

IN WITNESS WHEREOF, Mergerco, New Holdco the Parents, and the Company have caused this Second Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By:	/s/ Scott M. Sperling
Name: Scott M. Sperling
Title: Co-President

NEW HOLDCO:

BT TRIPLE CROWN CAPITAL HOLDINGS, III, INC.

By:	/s/ Scott M. Sperling
Name: Scott M. Sperling
Title: Co-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By:	/s/ John Connaughton
Name: John Connaughton
Title: Managing Director

T TRIPLE CROWN FINCO, LLC

By:	/s/ Scott M. Sperling
Name: Scott M. Sperling
Title: Co-President

COMPANY:

CLEAR CHANNEL COMMUNICATIONS, INC.

By:	/s/ Mark P. Mays
Name: Mark P. Mays
Title: Chief Executive Officer

SUMMARY OF CONTENTS OF

SECOND AMENDMENT DISCLOSURE LETTER

to

AMENDMENT NO. 2

dated as of

May 17, 2007

to the

AGREEMENT AND PLAN OF MERGER

dated as of

November 16, 2006

By and among

BT TRIPLE CROWN MERGER CO., INC.,
B TRIPLE CROWN FINCO, LLC,
T TRIPLE CROWN FINCO, LLC,

and

CLEAR CHANNEL COMMUNICATIONS, INC.

The following is a summary of the disclosure schedules delivered by Mergerco in connection with Amendment No. 2 dated as of May 17, 2007 to the Agreement and Plan of Merger dated as of November 16, 2006 by and among BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC, and Clear Channel Communications, Inc. (the “Agreement”). To the extent not defined below, capitalized terms used herein are as defined in the Agreement. *

Section 3.08. Rollover by Shareholders.

Stating that between the date of the Agreement and the date of Closing, the Parents and Mergerco will agree with each shareholder entitled to rollover shares of common stock of the Company the number of shares, if any, to be rolled over and the conversion ratio.

Section 5.02. New Holdco Organizational Documents.

Attaching the certificate of incorporation and bylaws of New Holdco.

Section 5.07(a). Available Funds.

List of executed debt and equity commitment letters.

Section 5.09. Capitalization of Mergerco.

Disclosure of the entities who hold the authorized capital stock of Mergerco on the date of the Agreement.

*	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant hereby agrees to furnish supplementally a copy of the Second Amendment Disclosure Letter to Amendment No. 2 to the Agreement and Plan of Merger to the Securities and Exchange Commission upon request.

ANNEX D

AMENDMENT NO. 3
TO
AGREEMENT AND PLAN OF MERGER

This Amendment No. 3 (the “Third Amendment”), dated as of May 13, 2008, to the Agreement and Plan of Merger, dated as of November 16, 2006, as amended on April 18, 2007 and on May 17, 2007 (as amended through May 17, 2007, the “May 2007 Agreement”, and as amended further by this Third Amendment, the “Agreement”), by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), CC Media Holdings, Inc., formerly known as BT Triple Crown Capital Holdings III, Inc. a Delaware corporation (“New Holdco”) and Clear Channel Communications, Inc., a Texas corporation (the “Company”).

RECITALS

WHEREAS, Section 8.03 of the Agreement permits the parties, by action by or on behalf of their respective board of directors, to amend the Agreement by an instrument in writing signed on behalf of each of parties; and

WHEREAS, the parties hereto and certain other parties have entered into that certain Settlement Agreement pursuant to which the parties hereto have agreed to revise certain terms and conditions of the May 2007 Agreement;

WHEREAS, the parties hereto desire to amend the Agreement as provided herein.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01.  Definitions; References.  Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Agreement. Each reference to “hereof,” “hereunder,” “hereby,” and “this Agreement” shall, from and after the date of this Third Amendment, refer to the Agreement, as amended by this Third Amendment. Each reference herein to “the date of this Third Amendment” shall refer to the date set forth above, and each reference to the “date of this Agreement” or similar references in the Agreement shall refer to November 16, 2006.

ARTICLE II.

AMENDMENT TO AGREEMENT

Section 2.01.  Amendment to Second Whereas Clause.  The second whereas clause shall be deleted in its entirety.

Section 2.02.  Amendment to Section 2.02 of the Agreement.  Section 2.02 of the Agreement shall be deleted and replaced in its entirety with the following:

“Section 2.02.  Closing.  Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII hereof, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, on a date to be specified by the parties hereto, but no later than the fifth business day after the satisfaction or waiver of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 hereof (other than conditions that, by their own terms, cannot be satisfied until the Closing, but subject to the satisfaction of such conditions at Closing) at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York 10036 or at such other time, date or place as is agreed to by the parties hereto after the date of the Third Amendment (such date being the “Closing Date”).”

Section 2.03.  Amendment to Section 3.01(b) of the Agreement.  Section 3.01(b) of the Agreement shall be amended by deleting paragraph (i) thereof in its entirety and replacing it with the following:

“(i) Except as otherwise provided in this Agreement, each Public Share issued and outstanding immediately prior to the Effective Time shall, subject to Section 3.01(c) and Section 3.01(g), be cancelled and converted into the right to receive either (A) one validly issued, fully paid and non assessable share of the New Holdco Common Stock valued at $36.00 per share based on the cash purchase price to be paid by investors that buy New Holdco Common Stock for cash in connection with the Closing plus the Additional Per Share Consideration (if any) payable in cash (the consideration described in this clause (A), the “Stock Consideration”) or (B) $36.00 payable in cash without interest, plus the Additional Per Share Consideration (if any) payable in cash; provided, however, that at the election of New Holdco, the amount payable in cash may be reduced by an amount equal to the Additional Equity Consideration which will be paid in the form of a fraction of a share of New Holdco Common Stock valued at $36.00 per share of New Holdco Common Stock, and the balance of the amount described in this clause (B) shall be paid in cash without interest (the Additional Equity Consideration and the cash consideration described in this clause (B), collectively, the “Cash Consideration”). The Stock Consideration or Cash Consideration, as applicable shall be referred to herein as the “Merger Consideration”, which when used herein shall be deemed to include cash in lieu of the fractional shares of New Holdco Common Stock pursuant to Section 3.01(j). For purposes of this Section 3.01(b), the following terms shall have the following meanings:

“Additional Equity Consideration” shall mean an amount equal to the lesser of (1) $1.00 or (2) a fraction equal to (A) the positive difference between (i) the aggregate amount of funds that New Holdco determines are needed for the Merger, Merger-related expenses, and the Company’s cash requirements and (ii) the sources of funds available to Mergerco from borrowings, equity contributions, Stock Consideration and the Company’s available cash, divided by (B) the total number of Public Shares that will receive the Cash Consideration.

Section 2.04.  Amendment to Section 3.01(c)(i) of the Agreement.  Section 3.01(c)(i) of the Agreement shall be amended by deleting from the second parenthetical “(other than an Affiliated Holder.”

Section 2.05.  Amendment to Section 3.01(c)(ii) of the Agreement.  Section 3.01(c)(ii) of the Agreement shall be amended by deleting the parenthetical “(other than an Affiliated Holder).”

Section 2.06.  Amendment to Section 3.01(d) of the Agreement.  Section 3.01(d) of the Agreement is amended and restated as follows:

“Mailing of Form of Election; Election Deadline, Shareholder Notification.  Mergerco and New Holdco shall prepare and direct the Paying Agent to mail a Form of Election, which form shall (i) include a Letter of Transmittal and (ii) be subject to the reasonable approval of the Company, with the Proxy Statement/Prospectus to the record holders of Public Share(s) and Company Options as of the record date for the Shareholders’ Meeting (the “Election Form Record Date”) (by posting the Form of Election and related materials on the Company’s website or otherwise). To be effective, a Form of Election must be properly completed and signed by a record owner of Public Shares or Company Options, as the case may be and received by the Paying Agent at its designated office, by 5:00 p.m. New York City time on the fifth business day immediately preceding the Shareholders’ Meeting (the “Election Deadline”). Any Form of Election pursuant to which a record owner of Public Shares or Company Options elects for the Stock Consideration, such Form of Election must be accompanied by (i) for Public Shares held as physical certificates and for Company Options, the certificates for such Public Shares or Company Options, as applicable, a Letter of Transmittal properly completed and duly exercised, any required signature guarantees and any other required documents, and (ii) for Book Entry Shares either a Letter of Transmittal, properly completed and duly executed and any required signature guarantees, or a message, transmitted by the official book-entry transfer facility to, and received by, by the depositary, which states that the book-entry transfer facility has received an express acknowledgement from the holder tendering the Public Share that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Parents may enforce such agreement against the holder, or (iii) for Certificates or Book Entry Shares, such form of “guaranteed delivery” that is acceptable to the Paying Agent as described in the instructions to the Letter of Transmittal. The Paying Agent (or, in the case of Company Options, the Company) will hold the Final Stock Election Shares (as defined below), the Company Options delivered in accordance with this Section 3.01(d) and the Letters of Transmittal relating thereto until the earlier of the termination of this Agreement or the Effective Time. Any Public Holder or holder of Company Options that does not deliver a properly completed Form of Election and Letter of Transmittal, if applicable, prior to the Election Deadline shall be deemed to have elected to (i) receive the Cash Consideration for each Final Stock Election Shares that is not so delivered and/or (ii) have each Company Option that is not so delivered treated in accordance with Section 3.03(a)(i) and (iii) the Stock Election or portion of a Stock Election relating to such Final Stock Election shall be rejected. In the event that a Stock Election or portion of a Stock Election is rejected pursuant to the preceding sentence, then such Stock Election or portion of a Stock Election shall be deemed of no force and effect and the record holder making such Stock Election shall for purposes hereof be (i) deemed to have made a Cash Election for each Public Share that is subject to such rejected Stock Election or such rejected portion of a rejected Stock Election and (ii) shall be deemed not to have made a Stock Election for such Net Electing Option Share that is subject to such rejected Stock Election and such rejected portion of a rejected Stock Election (such that the Company Option(s) related to such share shall be treated in accordance with Section 3.03(a)(i)).”

Section 2.07.  Amendment to Section 3.01(g) of the Agreement.

(a) Section 3.01(g) of the Agreement shall be amended by deleting the first sentence thereof and replacing it with the following:

“Notwithstanding anything in this Agreement to the contrary, the maximum aggregate number of Public Shares and Net Electing Option Shares to be converted into the right to receive New Holdco Common Stock at the Effective Time pursuant to Stock Elections shall not be more than the Maximum Stock Election Number. For purposes of this Agreement, the “Maximum Stock Election Number” shall be 30% of the total number of New Holdco Shares outstanding as of the Closing Date (for the avoidance of doubt, all shares of New Holdco Common Stock issued in respect to shares of Company Common Stock pursuant to Stock Elections and all shares of New Holdco Common Stock issued in respect of Rollover Shares and the other transactions contemplated by this Agreement shall be deemed outstanding as of the Closing Date). The parties will instruct the Paying Agent to use reasonable efforts to ensure that no holder of Public Shares and/or Net Electing Option Shares will receive more than 11,111,112 shares of New Holdco Common Stock (the “Individual Cap”) pursuant to one or more Form(s) of Election. The Stock Election Shares shall be converted into the right to receive New Holdco Common Stock or to receive Cash Consideration, each in accordance with the terms of Section 3.01(b), in the following manner:”

(b) Section 3.01(g) of the Agreement shall be amended by adding the following new subsections (ii) (D) and (ii)(E) thereto:

‘‘(D) Notwithstanding the foregoing, (i) as long as Shareholder A has made a Stock Election in accordance with the terms set forth in Section 3.01(c) with respect to Stock Election Shares that is equal to or is greater than the Individual Cap, the number of Shareholder A’s First Allocation Distributable Shares shall be equal to the Sponsor Investment Factor times 11,111,112 shares (but not less than 6,805,855 nor more than the Individual Cap) and (ii) as long as Shareholder B has made a Stock Election in accordance with the terms set forth in Section 3.01(c) with respect to Stock Election Shares that is equal to or is greater than 2,777,778, the number of Shareholder B’s First Allocation Distributable Shares shall be equal to the Sponsor Investment Factor times 2,777,778 shares (but not less than 1,666,667 nor more than the Individual Cap).

(E) Unless a beneficial holder of Public Shares (i) submits a request in writing to the Paying Agent prior to the Election Deadline to have the Individual Cap apply with respect to the Public Shares beneficially owned by such holder and (ii) provides information necessary to verify such beneficial holder, including without limitation the name of the holder(s) of record of such Public Shares, the account number and any other information reasonably requested by the Paying Agent, the Individual Cap shall apply (x) in the case of Public Shares held as physical certificates, with respect to each holder of record of such Public Shares and (y) in the case of Book Entry Shares, with respect to each account in which such Public Shares are held on the books of a brokerage firm or other similar institutions that hold Public Shares on behalf of beneficial holders.”

Section 2.08.  Amendment to Section 3.01(j) of the Agreement.  Section 3.01(j) of the Agreement is amended and restated as follows:

‘‘(j) No Fractional Shares.  Notwithstanding any other provision in this Agreement, no fractional shares of New Holdco Common Stock shall be issued in the Merger to any holder of Public Shares, Company Options or Rollover Shares as Merger Consideration or to any holder of Public Shares, Company Options or Rollover Shares pursuant to any exchange involving Rollover Shares. Each holder of Public Shares, Company Options or Rollover Shares, as applicable, who otherwise would have been entitled to a fraction of a share of New Holdco Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by $36.00. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of New Holdco Common Stock.”

Section 2.09.  Amendment to Section 3.01 of the Agreement.  Section 3.01 of the Agreement is amended by adding the following new subsection (l) at the end thereto:

‘‘(l) Cancellation of Prior Stock Elections and Return of Stock Certificates.  All Stock Elections made prior to the Third Amendment Date shall be deemed voided and cancelled and all Letters of Transmittal that were delivered prior to the Third Amendment Date shall be deemed cancelled and no longer have any effect without any additional actions needed by the parties hereto or any holder(s) of Public Shares or Company Options. As soon as practicable following the Third Amendment Date, New Holdco and Mergerco shall instruct the Paying Agent to deliver to the holders of record thereof all physical stock certificates of Public Shares and Letters of Transmittal with respect to Book Entry Shares received by the Paying Agent prior to the Third Amendment Date.”

Section 2.10.  Amendment to Section 4.12 of the Agreement.  Section 4.12 of the Agreement shall be amended by adding the following new sentence at the end thereof:

“For the avoidance of doubt, each reference to the Form S-4 shall mean collectively, the registration statement on Form S-4 that was filed with the SEC by New Holdco on May 30, 2007, as amended or supplemented (the “May 2007 Form S-4”), and any post-effective amendment to the May 2007 Form S-4 or new registration statement on Form S-4 filed by New Holdco following the Third Amendment Date, as amended or supplemented.”

Section 2.11.  Amendment to Section 4.16 of the Agreement.  Section 4.16 of the Agreement shall be deleted in its entirety.

Section 2.12.  Additional Representations and Warranties of the Company.  The Company hereby represents and warrants to Mergerco, New Holdco and the Parents as follows:

(a) Authority Relative to Third Amendment.  The Company has all necessary corporate power and authority to execute and deliver this Third Amendment, to perform its obligations hereunder. The execution and delivery of this Third Amendment by the Company have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Third Amendment. This Third Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Mergerco, New Holdco and the Parents, this Third Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles).

(b) Additional Representations.  Each of the representations and warranties contained in Section 4.04(b)(ii) and Section 4.04(b)(iii) is true and accurate as if made anew as of the date of this Third Amendment (except that it is acknowledged and agreed that the Board of Directors does not, and will not, make any recommendation to the Company’s stockholders with respect to the Stock Election or the Stock Consideration).

(c) Opinion of Financial Advisor.  The Board of Directors of the Company has received an opinion of Goldman, Sachs & Co. to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the consideration of $36.00 in cash per share as provided in Section 3.01(b) of the Agreement, after giving effect to this Third Amendment, payable to holders of Public Shares (other than Public Shares held by affiliates of the Company), is fair from a financial point of view to such holders. The Company shall deliver an executed copy of the written opinion received from Goldman, Sachs & Co. to the Parents promptly upon receipt thereof.

Section 2.13.  Amendment to Article V of the Agreement.  Article V of the Agreement is amended by deleting from the lead-in paragraph thereto each reference to the “Second Amendment Disclosure Letter” and replacing them with “Third Amendment Disclosure Letter”.

Section 2.14.  Amendment to Section 5.07 of the Agreement.  Section 5.07 of the Agreement is amended and restated in its entirety to read as follows:

(a) “Section 5.07 Available Funds.  Section 5.07(a) of the Third Amendment Disclosure Letter sets forth true, accurate and complete copies, as of the Third Amendment Date, of executed loan agreements from the parties listed in Section 5.07(a) (as the same may be amended, modified, supplemented, restated, superseded and replaced in accordance with Section 6.13(a), collectively, the “Financing Agreements”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have agreed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Section 5.07(a) of the Third Amendment Disclosure Letter sets forth true, accurate and complete copies, as of the Third Amendment Date, of executed commitment letters (collectively, the “Equity Commitment Letters” and together with the Financing Agreements, the “Financing Commitments”) pursuant to which the investors listed in Section 5.07(a) of the Third Amendment Disclosure Letter (the “Investors”) have committed to invest the cash amounts set forth therein subject to the terms therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). Section 5.07(a) of the Third Amendment Disclosure Letter sets forth true, accurate and complete copies, as of the Third Amendment Date, of the executed Escrow Agreement executed by the Parents, New Holdco, Mergerco, the Company, the Banks and the certain other parties party thereto.

(b) As of the Third Amendment Date, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect. As of the Third Amendment Date, each of the Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the Parents, Mergerco and New Holdco, as applicable, and to the Parents’ and Mergerco’s knowledge, the other parties thereto. Except as set forth in the Financing Commitments, there are no (i) conditions precedent to the respective obligations of the Investors to fund the full amount of the Equity Financing; (ii) conditions precedent to the respective obligations of the lenders specified in the Financing Agreements to fund the full amount of the Debt Financing; or (iii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing Commitments to which either Parent, New Holdco, Mergerco or any of their respective affiliates is a party that would permit the lenders specified in the Financing Agreements or the Investors providing the Equity Commitment Letters to reduce the total amount of the Financing (other than retranching, reallocating or replacing the Debt Financing in a manner that does not reduce the aggregate amount of the Debt Financing), or that would materially affect the availability of the Debt Financing or the Equity Financing. As of the Third Amendment Date, (A) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Parents, New Holdco or Mergerco under any term or condition of the Financing Commitments, and (B) subject to the accuracy of the representations and warranties of the Company set forth in Article II hereof, and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 hereof, the Parents, New Holdco and Mergerco have no reason to believe that Mergerco or New Holdco will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. Each of the Parents, New Holdco and Mergerco have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid by it on or before the Third Amendment Date. Subject to the terms and conditions of this Agreement and as of the Third Amendment Date, assuming the funding of the Financing in accordance with the terms and conditions of the Financing Agreements, the aggregate proceeds from the Financing, together with the aggregate value of the New Holdco Common Stock to be issued pursuant to Article III, in each case valued at $36 per share, plus the total cash on hand of the Company as of the Closing Date, constitute all of the financing required to be provided by Mergerco and New Holdco for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of the Parents’, New Holdco’s and Mergerco’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all associated costs and expenses (including any refinancing of indebtedness of Mergerco or the Company required in connection therewith).

From and after the Third Amendment Date, Mergerco, New Holdco, the Parents, any Investor and their respective affiliates shall not enter into any discussions, negotiations, arrangements, understanding or agreements with respect to the Equity Financing with those persons identified on Section 5.07(c) of the Company Disclosure Schedule.

Section 2.15.  Additional Representations and Warranties of Parents, Mergerco and New Holdco.  The Parents, Mergerco and New Holdco hereby jointly and severally represent and warrant to the Company as follows:

(a) Authority Relative to Third Amendment.  The Parents, Mergerco and New Holdco have all necessary power and authority to execute and deliver this Third Amendment, the Escrow Agreement and the Financing Agreements, as applicable, to perform their respective obligations hereunder and thereunder, as applicable. The execution and delivery of this Third Amendment, the Escrow Agreement and the Financing Agreements by the Parents, Mergerco and New Holdco have been duly and validly authorized by all necessary limited liability company action on the part of the Parents and all corporate action of Mergerco and New Holdco, and no other corporate proceedings on the part of the Parents, Mergerco or New Holdco are necessary to authorize the execution and delivery of this Third Amendment. The Third Amendment, the Escrow Agreement and the Financing Agreements have been duly and validly executed and delivered by the Parents, Mergerco and New Holdco, as applicable, and, assuming the due authorization, execution and delivery by the Company, as applicable, the Third Amendment, the Escrow Agreement and the Financing Agreements constitutes a legal, valid and binding obligation of the Parents, Mergerco and New Holdco, as applicable, enforceable against the Parents, Mergerco and New Holdco in accordance with their terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 2.16.  Amendment to Section 5.08 of the Agreement.  Section 5.08 of the Agreement is amended and restated in its entirety as follows:

“Section 5.08 Limited Guarantee. Concurrently with the execution of the Third Amendment, the Parents have delivered to the Company the Limited Guarantee of each of the Investors, dated as of the date hereof, with respect to certain matters on the terms specified therein.”

Section 2.17.  Amendment to Section 6.01 of the Agreement.

(a) Section 6.01 of the Agreement shall be amended by deleting the last sentence of the first paragraph thereof and replacing it with the following:

“Furthermore, the Company agrees with the Parents, New Holdco and Mergerco that, except as set forth in Section 6.01 of the Company Disclosure Schedule, the Third Amendment Company Letter or as may be consented to in writing by the Parents (which consent, with respect to the matters set forth in 6.01(i), 6.01(m) and 6.01(p) of the Third Amendment Company Letter shall not be unreasonably withheld or delayed), the Company shall not and shall not permit any subsidiary to:”

(b) Section 6.01(b) of the Agreement shall be amended by adding (i) the following clause at the beginning of the first sentence “Except as listed in Section 6.01(b) of the Third Amendment Company Letter, and” and (ii) the following clause at the end of the last sentence “; and (iv) Clear Media Limited, a publicly traded subsidiary of Clear Channel Outdoor Holdings, Inc., and its subsidiaries shall not be subject to the provisions of this Section 6.01(b).”

(c) Section 6.01(c) shall be amended by deleting the phrase “$150,000,000 in the aggregate” and replacing it with the phrase “$150,000,000 in the aggregate for the period from November 17, 2006 through the Third Amendment Date $100,000,000 in the aggregate for the period following the Third Amendment Date.”

(d) Section 6.01(e) shall be amended and restated in its entirety as follows:

“(e) other than with respect to the payment prior to May 11, 2008 by the Company of a regular quarterly dividend, as and when normally paid, not to exceed $0.1875 per share, declare, set aside for payment or pay any dividend payable in cash, property or stock on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such (other than dividends by a direct or indirect majority-owned subsidiary of the Company to its parent);”

(e) Section 6.01(f) shall be amended by deleting clauses (i) and (iii) thereof in their entirety and replacing such clauses with each of the following:

“(i) incurred under the Company’s or a subsidiary’s existing credit facilities or incurred to replace, renew, extend, refinance or refund any existing indebtedness in the ordinary course of business consistent with past practice, not in excess of the existing credit limits;” and

“(iii) prior to the Third Amendment Date, as otherwise required in the ordinary course of business consistent with past practice;”

(f) Section 6.01(f) shall be further amended by adding the following clause at the end of the last sentence “; provided, however, that Clear Media Limited, a publicly traded subsidiary of Clear Channel Outdoor Holdings, Inc., and its subsidiaries shall not be subject to the provisions of this Section 6.01(f).”

(g) Section 6.01(j) of the agreement is hereby amended by adding the following immediately after clause (viii) thereof:

“; provided, that, notwithstanding the foregoing, unless otherwise agreed in writing by the Parents, Mergerco and the Company, the Company shall calculate the amount of estimated Taxes that are owed by the Company during the period commencing on July 1, 2008 and ending on September 30, 2008 based on the assumption that the Closing will occur on or before September 30, 2008;”

(h) Section 6.01(l) of the Agreement shall be amended by adding “and retention bonus arrangements in amounts not exceeding $1.5 million in the aggregate” at the end thereof.

(i) Section 6.01(m) of the Agreement shall be amended by deleting the words “$50,000,000 individually or $100,000,000 in the aggregate” and replacing it with the phrase “$70,000,000 individually or $200,000,000 in the aggregate.”

(j) Section 6.01(n) of the Agreement shall be amended by deleting the reference to “$25,000,000” and replacing it with $50,000,000”.

Section 2.18.  Amendment to Section 6.03 of the Agreement.

(a) The following sentence shall be added as the third sentence to Section 6.03(a):

“As soon as reasonably practicable following the Third Amendment Date, the Parents and the Company shall prepare and shall cause to be filed (by no later than May 30, 2008) with the SEC the Form S-4, including the Proxy Statement.”

(b) The following sentence shall be added at the end of Section 6.03(c):

“The Company and the Parents shall use their best efforts to have the Form S-4 declared effective by the SEC under the Securities Act as promptly as practicable after the date of the Third Amendment. The Company and the Parents shall use their best efforts to respond to any comments from the SEC within seven calendars days of receipt thereof.”

(c) Section 6.03(e) of the agreement is hereby amended by deleting the first sentence thereof and replacing it with the following:

“As soon as reasonably practicable after the Third Amendment Date, the Company and New Holdco shall prepare and shall cause to be filed (by no later than May 30, 2008) with the SEC a Form S-4 and proxy supplement in accordance with the provisions of Section 6.03(a) relating to the meeting of the Company’s shareholders to be held to consider the adoption and approval of this Agreement and the Merger.”

Section 2.19.  Amendments to Section 6.04 of the Agreement.  Section 6.04 of the Agreement is amended by adding the following at the end thereof:

“Subject to any actions taken by the SEC, as contemplated by Section 6.03(f) above, the Shareholders’ Meeting referred to in this Section 6.04 shall be postponed, convened and held as set forth in Section 6.03(f) above. For the avoidance of doubt, each reference to the “Shareholders’ Meeting” shall mean collectively the meeting of the shareholders that took place on September 25, 2007 and any meeting of the shareholders held following the Third Amendment Date in accordance with this Section 6.04.”

Section 2.20.  Amendment to Section 6.13 of the Agreement.  Section 6.13 of the Agreement is deleted and hereby replaced in its entirety with the following:

“Section 6.13  Financing.

(a) Mergerco and the Parents shall use their reasonable best efforts to enforce their rights under the Financing Agreements, including, but not limited to, bring action for specific performance or as provided in the Settlement Agreement. In furtherance of the provisions of this Section 6.13(a), one or more Financing Agreements may be amended, restated, supplemented or otherwise modified, superseded or replaced to add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Financing Agreements as of the Third Amendment Date, to increase the amount of indebtedness or otherwise replace one or more facilities with one or more new facilities or financings or modify one or more facilities to replace or otherwise modify the Financing Agreements, or otherwise in a manner not less beneficial in the aggregate to Mergerco, New Holdco and the Parents (as determined in the reasonable judgment of the Parents) (the “New Debt Financing Agreements”), provided that the New Debt Financing Agreements shall not (i) adversely amend the conditions to the Debt Financing set forth in the Financing Agreements, in any material respect, (ii) reasonably be expected to delay or prevent the Closing; or (iii) reduce the aggregate amount of available Debt Financing (unless, in the case of this clause (iii), replaced with an amount of new equity financing on terms no less favorable in any material respect to Mergerco and New Holdco than the terms set forth in the Equity Commitment Letters or one or more new debt facilities pursuant to the new debt facilities pursuant to the New Debt Financing Agreements), or (iv) be executed and be effective unless and until such new lender or supplier of equity fully funds such amounts with the Escrow Agent under the Escrow Agreement for release concurrent with the other Escrowed Funds as provided for therein. Upon and from and after each such event, the term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Financing Agreements that are not so superseded or replaced at the time in question and the New Debt Financing Commitments Agreements to the extent then in effect. The Parents shall (x) give the Company prompt notice of any material breach by any party of any of the Financing Agreements, any New Debt Financing Agreement or the Financing Arrangements of which the Parents become aware or any termination thereof, and (z) otherwise keep the Company reasonably informed of the status of the Parents’ efforts to arrange the Financing (or any replacement thereof).

(b) The Company shall, and shall cause its subsidiaries, and their respective officers, employees, consultants and advisors, including legal and accounting of the Company and its subsidiaries at the Parents’ sole expense, to cooperate in connection with the arrangement of the Debt Financing (which shall include for the avoidance of doubt and purpose hereof, any high yield debt securities contemplated by the Financing Commitments or any alternative debt securities therefor (collectively, the “High Yield Financing”) as may be reasonably requested in advance written notice to the Company provided by Mergerco or the Parents (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or otherwise impair, in any material respect, the ability of any officer or executive of the

Company or Outdoor Holdings to carry out their duties to the Company and to Outdoor Holdings, respectively). Such cooperation by the Company shall include, at the reasonable request of Mergerco or the Parents, (i) agreeing to enter into such agreements, and to execute and deliver such officer’s certificates (which in the good faith determination of the person executing the same shall be accurate), including certificates of the chief financial officer of the Company or any subsidiary with respect to solvency matters and as are customary in financings of such type, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time; (ii) preparing business projections, financial statements, pro forma statements and other financial data and pertinent information of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements resold under Rule 144A of the Securities Act to consummate any offering or issuance of any High Yield Financing or any alternative debt securities therefor, all as may be reasonably requested by Mergerco or the Parents (the “Required Financial Information”), which Required Financial Information shall be Compliant (including, for the avoidance of doubt, any updates, supplements and replacements thereto appropriate for the time during the Company’s fiscal year the Debt Financing is expected to be consummated); (iii) making the Company’s Representatives available to assist in the Financing, including participation in a reasonable number of meetings, presentations (including management presentations), road shows, drafting sessions, due diligence sessions and sessions with rating agencies, including one or more meetings with prospective lenders, and assistance with the preparation of materials for rating agency presentations, offering documents and similar documents required in connection with the Financing; (iv) reasonably cooperating with the marketing efforts of the Financing; (v) ensuring that any syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries (vi) using reasonable best efforts to obtain customary accountants’ comfort letters, consents, legal opinions, survey and title insurance as requested by Mergerco or the Parents along with such assistance and cooperation from such independent accountants and other professional advisors as reasonably requested by Mergerco or the Parents; (vii) taking all actions reasonably necessary to permit the prospective lenders involved in the Financing to (A) evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that no right of any lender, nor obligation of the Company or any of its subsidiaries, thereunder shall be effective until the Effective Time; and (viii) otherwise reasonably cooperating in connection with the consummation of the Financing and the syndication and marketing thereof, including obtaining any rating agencies’ confirmations or approvals for the Financing. The Company hereby consents to the use of its and its subsidiaries’ logos in connection with the Financing. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time. The Parents shall, promptly upon request by the Company following the valid termination of this Agreement (other than in accordance with Section 8.01(i), reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its subsidiaries in connection with such cooperation. The Parents shall indemnify and hold harmless the Company and its subsidiaries for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its subsidiaries). As used in this Section 6.13(b), “Compliant” means, with respect to any Required Financial Information, that such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and it subsidiaries necessary in order to make such Required Financial Information not misleading and is compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act, in each case assuming such Required Financial Information is intended to be the information to be used in connection with the Debt Financing (including the High Yield Financing) contemplated by the Financing Agreements.”

Section 2.21.  Amendment to Section 6.14 of the Agreement.  For purposes of the Agreement, the obligations of the Company set forth in Section 6.14 of the Agreement in respect of Debt Tender Offers and the Debt

Tender Offer Documents shall apply with respect to any requests made by the Parents pursuant to Section 6.14 of the Agreement following the Third Amendment Date.

Section 2.22.  Amendment to Section 7.01 of the Agreement.

(a) Section 7.01 of the Agreement shall be amended by adding the following sentence as the first sentence to Section 7.01:

“Each of the conditions to the obligations of the Parents, Mergerco and New Holdco to consummate the Merger set forth in the Merger Agreement, as amended by the First Amendment and as amended by the Second Amendment have been satisfied.”

(b) Section 7.01(b) of the Agreement shall be amended by adding at the end thereof the following: “and such expiration or termination shall continue to be in effect as of the Closing Date”.

(c) Section 7.01(d) of the Agreement shall be amended by adding at the end thereof the following: “and not revoked and continue to be in effect as of the Closing Date”.

Section 2.23.  Amendment to Section 7.02 of the Agreement.

(a) Section 7.02 of the Agreement is amended and restated in its entirety as follows:

“7.02 Conditions to the Obligations of the Parents and Mergerco.  The obligations of the Parents, New Holdco and Mergerco to consummate the Merger are subject to the satisfaction (or waiver in writing if permissible under applicable Law) on or prior to the Closing Date by the Parents of the following further conditions:

(a) after the Third Amendment Date, (i) the Company shall have performed or complied in all material respects with all agreements and covenants required by Sections 2.01, 2.03, 3.01, 6.01(b), 6.01(c), 6.01(e), 6.01(f), 6.01(g) and 6.01(n), and 6.01(t) (to the extent relating to any of the foregoing), of this Agreement to be performed or complied with by it on or prior to the Effective Time and (ii) no Material Adverse Effect on the Company shall have occurred as a result of the Company’s failure to perform or comply with any other agreement or covenant required by this Agreement to be performed or complied with by it on or prior to the Effective Time; and

(b) the Company shall have delivered to the Parents a certificate, dated the Effective Time and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.02(a) have been satisfied.”

(b) Section 7.03 of the Agreement is amended and restated in its entirety as follows:

“7.03 Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (or waiver in writing if permissible under applicable Law) by the Company of the following further conditions:

(a) after the Third Amendment Date, the Parents, New Holdco and Mergerco shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time; and

(b) the Parents, New Holdco and Mergerco shall have delivered to the Company a certificate, dated the Effective Time and signed by their respective chief executive officers or another senior officer on their behalf, certifying to the effect that the conditions set forth in Section 7.03(a) have been satisfied.”

Section 2.24.  Amendment to Section 8.01 of the Agreement.

(a) Section 8.01(b) of the Agreement is amended and restated in its entirety as follows:

“(b) by either the Parents or the Company, if (i) the Effective Time shall not have occurred on or before 5:00 p.m., New York City Time, on December 31, 2008 (such date, as may be extended in accordance with this Section 8.01(b), being the “Termination Date”); and (ii) the party seeking to terminate this Agreement pursuant to this Section 8.01(b) shall not have breached in any material respect its obligations under this

Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before such date; provided, that, following the Shareholders’ Meeting held after the Third Amendment Date, if as of the Termination Date there is an on-going dispute among any of the parties to the Escrow Agreement with respect to the disbursement of the Escrow Fund (as defined in the Escrow Agreement) pursuant to the Escrow Agreement, the Parents or the Company may, by written notice to the other party, extend the Termination Date to any date that is no later than the fifth business day following the settlement of any dispute with respect to the disbursement of the Escrow Fund.”

(b) Section 8.01(e) of the Agreement is amended and restated in its entirety as follows:

“(e) by the Company if it is not in material breach of its obligations under this Agreement and if Mergerco, New Holdco and/or the Parents shall have breached or failed to perform in any material respect any of their covenants or other agreements set forth in this Agreement, which breach or failure to perform by Mergerco, New Holdco and/or the Parents (1) would result in a failure of a condition set forth in Section 7.01 or Section 7.03(a), and (2) cannot be cured on or before the Termination Date, provided that the Company shall have given the Parents written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(e) and the basis for such termination and Mergerco, New Holdco and/or the Parents shall have failed to cure such breach or failure within such thirty (30) day period;”

(c) Section 8.01(f) of the Agreement is amended and restated as follows:

“(f) by the Company if the total amount of the Escrowed Funds is not deposited with the Escrow Agent or the Banks have not paid any amount owing to the Company under Section 2 of the Settlement Agreement, in accordance with the terms of the Escrow Agreement and the Settlement Agreement, as applicable, by the end of the 10th business day (for purposes of this Section 8.01(f) only, “business day” shall have the meaning as defined in the Escrow Agreement) following the Third Amendment Date;”

(d) Section 8.01(g) of the Agreement is amended and restated in its entirety as follows:

“(g) by the Parents if they, New Holdco and Mergerco are not in material breach of their obligations under this Agreement and if the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements set forth in this Agreement, which breach or failure to perform by the Company (1) would result in a failure of a condition set forth in Section 7.01 or Section 7.02(a), and (2) cannot be cured on or before the Termination Date, provided that the Parents shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parents’ intention to terminate this Agreement pursuant to this Section 8.01(g) and the basis for such termination and the Company shall have failed to cure such breach or failure within such thirty (30) day period;”

Section 2.25.  Amendment to Section 8.02 of the Agreement.

(a) Section 8.02(a) of the Agreement is amended by adding immediately following the reference to $45,000,000 the following parenthetical: “(provided that notwithstanding anything to the contrary in this Agreement or otherwise, upon termination of this Agreement under the following circumstances, the Company will promptly pay to, or as directed by, Parents a set amount in respect of expenses of Mergerco and Parents (which amount will be in addition to any Company Termination Fee that may become payable as provided in this Agreement) as follows: (x) in the case of a termination by the Parents pursuant to Section 8.01(g) this amount shall be $150,000,000, (y) in the case of a termination by the Company pursuant to Section 8.01(h) or by or the Parents pursuant to Section 8.01(i), this amount shall be $100,000,000 or (z) or in the case of a termination by any party pursuant to Section 8.01(b) (other than in the event such termination pursuant to Section 8.01(b) is a result of a breach by MergerCo, New Holdco or the Parents that was not caused by a breach by the providers of the Debt Financing) this amount shall be $100,000,000)”.

(b) Section 8.02(b) of the Agreement is amended and restated in its entirety as follows:

“(b) If this Agreement is terminated pursuant to Section 8.01(b), Section 8.01(e), or Section 8.01(f), then

(i) in the case of a termination pursuant to Section 8.01(b), if at such time, the Company is not in material breach of its obligations hereunder and all conditions to Mergerco’s, New Holdco’s and the Parents’ obligations to consummate the Merger shall have been satisfied, then Mergerco shall pay to the Company a fee of $500,000,000 (which is increased, once the total amount of the Escrowed Funds is deposited with the Escrow Agent in accordance with the terms of the Escrow Agreement, to $600,000,000) in cash; or

(ii) in the case of a termination pursuant to Section 8.01(e), if at such time, the Company is not in material breach of its obligations hereunder and all conditions to Mergerco’s, New Holdco’s and the Parents’ obligations to consummate the Merger shall have been satisfied, then Mergerco shall pay to the Company a fee of $150,000,000 (which, if such termination is due to a willful and material breach by Mergerco, New Holdco and/or the Parents, such fee shall be increased to $500,000,000, and shall then be further increased once the total amount of the Escrowed Funds is deposited with the Escrow Agent in accordance with the terms of the Escrow Agreement, to $600,000,000) in cash; or

(iii) in the case of a termination pursuant to Section 8.01(f) then Mergerco shall pay to the Company a fee of $500,000,000 in cash,

(such payment, as applicable, the “Mergerco Termination Fee”), such payment to be made within two (2) business days after the termination of this Agreement, and in either such case, neither Mergerco, New Holdco nor the Parents shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company; it being understood that in no event shall Mergerco, New Holdco or the Parents be required to pay fees or damages payable pursuant to this Section 8.02(b) on more than one occasion.”

Section 2.26.  Amendment to Appendix A to the Agreement.

(a) The defined term “Marketing Period” is hereby deleted from Appendix A.

(b) The defined term “Additional Consideration Date” is hereby amended to mean November 1, 2008.

(c) The following new definitions are added to Appendix A in the correct alphabetical order:

(i) “Additional Equity Consideration” shall have the meaning set forth in Section 3.02(b).

(ii) “Banks” shall mean the persons set forth on Schedule I to the Third Amendment Disclosure Letter.

(iii) “Escrow Agent” shall have the meaning set forth in the Escrow Agreement.

(iv) “Escrow Agreement” shall mean the Escrow Agreement, dated as of the Third Amendment Date, among New Holdco, Mergerco, the Company, the Banks and the certain other parties party thereto.

(v) “Escrowed Amount” shall mean, collectively, the Bank Escrow Amount (as defined in the Escrow Agreement) and the Buyer Escrow Amount (as defined in the Escrow Agreement).

(vi) “Settlement Agreement” shall mean the Settlement Agreement, dated as of the Third Amendment Date, among the Company, Mergerco, the Parents, New Holdco, the Banks, and the certain other parties party thereto.

(vii) “Shareholder A” shall mean collectively, Highfields Capital I LP, a Delaware limited partnership, Highfields Capital II LP, a Delaware limited partnership, Highfields Capital III LP, an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I., and Highfields Capital Management LP, a Delaware limited partnership, and any successor or affiliate of any of the above.

(viii) “Shareholder B” shall mean collectively, Abrams Capital Partners I, LP, Abrams Capital Partners II. LP, Whitecrest Partners, LP, Abrams Capital International, Ltd. and Riva Capital Partners, and any successor or affiliate of any of the above.

(ix) “Sponsor Subscribers” shall mean the Investors, Clear Channel Capital IV, LLC, Clear Channel Capital V, LLC and any other affiliate of the Investors, or of either of them, that on or before the Closing Date acquires capital stock of New Holdco in connection with the transactions contemplated by this Agreement.

(x) “Sponsor Investment Factor” means the fraction, (x) the numerator of which is an amount, expressed in dollars, equal to the total equity investment in New Holdco made, directly or indirectly, by all Sponsor Subscribers on or before the Closing Date and (y) the denominator of which is $2,400,000,000.

(xi) “Third Amendment Date” shall mean May 13, 2008.

(xii) “Third Amendment Company Letter” shall mean the letter delivered by the Company to the Parents, New Holdco and Mergerco on the Third Amendment Date.

(xiii) “Third Amendment Disclosure Letter” shall mean the disclosure schedule which has been delivered by Parents to the Company on the Third Amendment Date.

(d) The following definitions are amended and replaced in their entirety and replaced with the new definitions as follows:

(i) “Additional Per Share Consideration” shall mean, if the Effective Date shall occur after the Additional Consideration Date and subject to the provisions of Section 3.01(b), an amount per share, rounded to the nearest penny, equal to the sum of (x) the pro rata portion, based upon the number of days elapsed since the Additional Consideration Date, of $36.00 multiplied by four and one-half percent (4 1/2%) per annum, for the period from the Additional Consideration Date through December 1, 2008 plus (y) if the Effective Time shall occur after December 1, 2008 the pro rata portion, based upon the number of days elapsed from December 1, 2008 through the Effective Date, of $36.00 multiplied by six percent (6%) per annum.

(ii) “Requisite Shareholder Approval” shall mean the affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock to approve this Agreement and the transactions contemplated thereby obtained following the Third Amendment Date.

ARTICLE III.

MISCELLANEOUS

Section 3.01.  No Further Amendment.  Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all of the terms and conditions and provisions thereof shall remain in full force and effect. This Third Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.

Section 3.02.  Effect of Amendment.  This Third Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Third Amendment by the parties hereto, any reference to “this Agreement”, “hereof”, “herein”, “hereunder” and words or expressions of similar import shall be deemed a reference to the Agreement as amended hereby.

Section 3.03.  Governing Law.  This Third Amendment, and all claims or cause of action (whether in contract or tort) that may be based upon, arise out of or relate to this Third Amendment shall be governed by the internal laws of the State of New York, without giving effect to any provision or rule which would invalidate this choice of law.

Section 3.04.  Counterparts.  This Third Amendment may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and same agreement.

[Remainder of This Page Intentionally Left Blank]

IN WITNESS WHEREOF, Mergerco, New Holdco the Parents, and the Company have caused this Third Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By:	/s/ John Connaughton
Name:     John Connaughton

Title:	Co-President and Secretary

NEW HOLDCO:

CC MEDIA HOLDINGS, INC.

By:	/s/ Charles Brizius
Name:     Charles Brizius

Title:	Vice President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By:	/s/ John Connaughton
Name:     John Connaughton

Title:	President and Secretary

T TRIPLE CROWN FINCO, LLC

By:	/s/ Charles Brizius
Name:     Charles Brizius

Title:	Vice President and Assistant Secretary

COMPANY:

CLEAR CHANNEL COMMUNICATIONS, INC.

By:	/s/ Mark P. Mays
Name:     Mark P. Mays

Title:	Chief Executive Officer

SUMMARY OF CONTENTS OF
THIRD AMENDMENT DISCLOSURE LETTER
to
AMENDMENT NO. 3
dated as of
May 13, 2008
to the
AGREEMENT AND PLAN OF MERGER
dated as of
November 16, 2006
By and among
BT TRIPLE CROWN MERGER CO., INC.,
B TRIPLE CROWN FINCO, LLC,
T TRIPLE CROWN FINCO, LLC,
and
CLEAR CHANNEL COMMUNICATIONS, INC.

The following is a summary of the disclosure schedules delivered by Mergerco in connection with Amendment No. 3 dated as of May 13, 2008 to the Agreement and Plan of Merger dated as of November 16, 2006 by and among BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC, and Clear Channel Communications, Inc. (the “Agreement”). To the extent not defined below, capitalized terms used herein are as defined in the Agreement.*(

Section 5.02.  New Holdco Organizational Documents.

Attaching the certificate of incorporation of New Holdco.

Section 5.07(a).  Available Funds.

List of executed debt and equity commitment letters.

(  * Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant hereby agrees to furnish supplementally a copy of the Third Amendment Disclosure Letter to Amendment No. 3 to the Agreement and Plan of Merger to the Securities and Exchange Commission upon request.

SUMMARY OF CONTENTS OF
THIRD AMENDED COMPANY LETTER
to
AMENDMENT NO. 3
dated as of
May 13, 2008
to the
AGREEMENT AND PLAN OF MERGER
dated as of
November 16, 2006
By and among
BT TRIPLE CROWN MERGER CO., INC.,
B TRIPLE CROWN FINCO, LLC,
T TRIPLE CROWN FINCO, LLC,
and
CLEAR CHANNEL COMMUNICATIONS, INC.

The following is a summary of the disclosure schedules delivered by Mergerco in connection with Amendment No. 3 dated as of May 13, 2008 to the Agreement and Plan of Merger dated as of November 16, 2006 by and among BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC, and Clear Channel Communications, Inc. (the “Agreement”). To the extent not defined below, capitalized terms used herein are as defined in the Agreement.*(

Section 6.01(b).  Outdoor Holdings Equity Securities and Convertible Securities.

List of recommended stock option grants.

Section 6.01(k).  Outdoor Holdings Equity Securities and Convertible Securities.

List of employees and recommended stock option grants.

Section 6.01(p).  Sale/Acquisition of FCC Licenses/LMAs.

Potential acquisition/dispositions of FCC licenses.

(  * Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant hereby agrees to furnish supplementally a copy of the Third Amendment Disclosure Letter to Amendment No. 3 to the Agreement and Plan of Merger to the Securities and Exchange Commission upon request.

ANNEX E

AMENDED AND RESTATED VOTING AGREEMENT

AMENDED AND RESTATED VOTING AGREEMENT (“Agreement”), dated as of May 13, 2008, by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), CC Media Holdings, Inc., a Delaware corporation formerly known as BT Triple Crown Capital Holdings III, Inc. (“New Holdco”), Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”), Highfields Capital III LP, an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I. (“Highfields III”), and Highfields Capital Management LP, a Delaware limited partnership (“Highfields Management” and, together with Highfields I, Highfields II and Highfields III, the “Stockholders”).

WHEREAS, the parties to this Agreement entered into the Voting Agreement dated as of May 26, 2007 (the “Original Voting Agreement”) in connection with Amendment No. 2, dated as of May 17, 2007, to the Agreement and Plan of Merger, dated as of November 16, 2006 and initially amended on April 18, 2007, by and among Clear Channel Communications, Inc., a Texas corporation (the “Company”), Mergerco and the Parents (as amended thereby, the “May 2007 Agreement and Plan of Merger”);

WHEREAS, the May 2007 Agreement and Plan of Merger, among other things, (i) subject to the terms and conditions thereof, offered each shareholder of the Company the right to elect to receive in the Merger, for each share of common stock, par value $0.10 per share, of the Company (each, a “Common Share”), either cash in the amount of $39.20, or one share of voting common stock of New Holdco, and (ii) set forth certain other rights of the public holders of New Holdco’s common stock (the “Public Holders”) and certain terms and conditions under which New Holdco would operate;

WHEREAS, the May 2007 Agreement and Plan of Merger was approved and adopted by the Company’s shareholders on September 25, 2007 but subsequently became the subject of litigation with the lenders that committed to provide the debt financing required to consummate the Merger (the “Lenders”), and, as part of a settlement of the litigation, Mergerco, the Parents, New Holdco and the Company are concurrently herewith entering into an amendment to the May 2007 Agreement and Plan of Merger (as amended thereby and as may be further amended from time to time in accordance with its terms, the “Agreement and Plan of Merger”) and a Settlement Agreement with the Lenders (the “Settlement Agreement”) that, among other things, reduces the amount of the Cash Consideration to $36.00, requires the Company’s shareholders to make new Elections and extends the Termination Date until December 31, 2008 and requires the Lenders and other parties to enter into agreements and to take steps to ensure the consummation of the Merger, subject to the approval of Company’s shareholders;

WHEREAS, in light of the changes to the May 2007 Agreement and Plan of Merger effected by such amendment, the Agreement and Plan of Merger must be adopted and approved by the Company’s shareholders in order to consummate the transactions contemplated thereby, including the Merger;

WHEREAS, the Stockholders in the aggregate beneficially own and have sole or shared (together with one or more of the other Stockholders or their affiliates) voting power with respect to at least 24,000,000 Common Shares (such Common Shares, together with any securities issued or exchanged with respect to such shares of common stock upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or any other change in the Company’s capital structure, the “Covered Shares”);

WHEREAS, in connection with entering into the amended to the May 2007 Agreement and Plan of Merger, the Parents have requested that the Stockholders execute and deliver this Agreement, which amends and restates the Original Voting Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Agreement and Plan of Merger.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt of which are hereby acknowledged the Stockholders, New Holdco, Mergerco and the Parents agree as follows:

1. Agreement to Vote.  Each Stockholder agrees that, prior to the Expiration Date (as defined below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company, with respect to the Merger, the Agreement and Plan of Merger or any Competing Proposal, Stockholder shall:

(a) appear at such meeting or otherwise cause the Covered Shares and any other Common Shares of which it has beneficial ownership as of the date of such meeting (“After Acquired Shares”) to be counted as present thereat for purposes of calculating a quorum; and

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted) in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all of the Covered Shares and any After Acquired Shares that such Stockholder shall be entitled to so vote, whether such Common Shares are beneficially owned by such Stockholder on the date of this Agreement or are subsequently acquired, (i) in favor of adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger; (ii) against any extraordinary corporate transaction (other than the Merger or pursuant to the Merger) or any Competing Proposal, or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Competing Proposal, and (iii) in favor of any proposal to adjourn a Shareholders’ Meeting which New Holdco and the Parents support.

2. Expiration Date.  As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the Effective Time; (ii) such date as the Agreement and Plan of Merger is terminated pursuant to Article VIII thereof; (iii) the termination of the Settlement Agreement by any party thereto in accordance with its terms, or the public disclosure by the Company in any report filed pursuant to the Securities Exchange Act of 1934, as amended, that any party to the Settlement Agreement has materially breached that agreement or that such Settlement Agreement has been terminated for any reason; or (iv) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided however, (i) Sections 7, and 10 through 20 shall survive any such expiration if the Effective Time shall have occurred, and (ii) such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to termination hereof.

3. Agreement to Retain Covered Shares.  From and after the date hereof until, (A) in the case of clause (i) below, the Expiration Date, and (B) in the case of clause (ii) below, the earlier of (x) December 31, 2008 or (y) immediately after the vote is taken at a Special Meeting of shareholders of the Company (taking into account any postponements or adjournments thereof) for the purpose of approving the adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger, each of the Stockholders shall not, except as contemplated by this Agreement or the Agreement and Plan of Merger, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares and any After Acquired Shares or (ii) sell, transfer, assign, dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, the beneficial ownership of any Covered Shares. Notwithstanding the foregoing, each Stockholder may make a transfer (a) to other persons who are affiliated with the Stockholders subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of a Stockholder under, this Agreement, or (b) as the Parents may otherwise agree in writing in their sole discretion.

4. New Stock Election.  The Stockholders agree that, as a group, they shall make valid Stock Elections with respect to a total of not less than 11,111,112 of the Covered Shares in accordance with, and subject to, the terms and conditions applicable to Stock Elections under Section 3.01 of the Agreement and Plan of Merger.

5. Representations and Warranties of the Stockholders.  Each of the Stockholders hereby represents and warrants to New Holdco, Parents and Mergerco as follows:

(a) such Stockholder has the power and the right to enter into, deliver and perform the terms of this Agreement;

(b) this Agreement has been duly and validly executed and delivered by such Stockholder and (assuming this Agreement constitutes a valid and binding agreement of the Parents) is a legal, valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c) the Stockholders beneficially own in the aggregate at least 24,000,000 Common Shares and have sole or shared, and otherwise unrestricted, voting power (together with one or more Stockholders or their affiliates) with respect to such Common Shares;

(d) no proceedings are pending which, if adversely determined, will have a material adverse effect on any ability to vote or dispose of any of the Covered Shares;

(e) the execution and delivery of this Agreement by such Stockholder do not, and the performance by the Stockholder of its obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a breach or default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder is bound, or any statute, rule or regulation to which the Stockholder is subject or, in the event that the Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Stockholder. Except as expressly contemplated hereby, the Stockholder is not a party to any voting agreement or voting trust relating to the Covered Shares or After Acquired Shares;

(f) such Stockholder acknowledges and confirms that (a) New Holdco, Parents and Mergerco may possess or hereafter come into possession of certain non-public information concerning the Covered Shares, After Acquired Shares and the Company which is not known to the Stockholder and which may be material to the Stockholder’s decision to vote in favor of the Merger (the “Excluded Information”), (b) the Stockholder has requested not to receive the Excluded Information and has determined to vote in favor of the Merger and sell the Covered Shares notwithstanding its lack of knowledge of the Excluded Information, and (c) New Holdco, the Parents and Mergerco shall have no liability or obligation to the Stockholder in connection with, and the Stockholder hereby waives and releases New Holdco, the Parents and Mergerco from, any claims which Stockholder or its successors and assigns may have against New Holdco, the Parents, Mergerco or their respective Affiliates (whether pursuant to applicable securities, laws or otherwise) with respect to the non-disclosure of the Excluded Information; and

(g) such Stockholder acknowledges and confirms that it has reviewed the Agreement and Plan of Merger, including without limitation, the three amendments thereto executed on or prior to the date hereof, and has had the opportunity to review such agreement with counsel and its other advisors.

6. Representations and Warranties of the Parents, Mergerco and New Holdco.  Each of the Parents, Mergerco and New Holdco hereby represents and warrants to the Stockholders as follows:

(a) each of the Parents, Mergerco and New Holdco has the power and the right to enter into, deliver and perform the terms of this Agreement;

(b) this Agreement has been duly and validly executed and delivered by the Parents, Mergerco and New Holdco and (assuming this Agreement constitutes a valid and binding agreement of the Stockholders) is a legal, valid and binding agreement with respect to the Parents, Mergerco and New Holdco, enforceable against each of the Parents, Mergerco and New Holdco in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c) the Parents have heretofore cancelled, and will not accept or enter into, any subscription agreements or understandings to acquire equity securities of New Holdco from (a) any private investment funds that were stockholders of the Company and were not limited partners or shareholders of an investment fund managed by one of the Sponsors and (b) any other investment funds that (i) were, as of the date of execution of such agreement, stockholders of the Company, (ii) were not limited partners or shareholders in an investment fund managed by one of the Sponsors, and (iii) executed such agreements after January 31, 2007; provided, however, that the foregoing shall not apply to (x) the public employee benefit plan investor that has previously been specifically identified to one or more of the Stockholders, (y) subscription agreements executed by financing sources prior to January 31, 2007, or (z) the Voting Agreement dated as of the date hereof by and among Mergerco, the Parents, New Holdco, Abrams Capital Partners I, LP and the other named parties thereto (the “Abrams Agreement”). Such investment funds with such cancelled subscription agreements, to the extent that they continue to be stockholders of the Company, will be treated ratably with other public stockholders of the Company to the extent provided in the Agreement and Plan of Merger. The Parents, represent that, except for the Abrams Agreement they have not, and after the date of this Agreement, Parents will not, enter into any other arrangements or agreement with any such affected investment funds to acquire equity securities in New Holdco other than as provided for in the Agreement and Plan of Merger.

(d) Immediately following the Effective Time, the Certificate of Incorporation and Bylaws of New Holdco will be in the respective forms attached hereto as Exhibit A.

(e) New Holdco, Mergerco, Bain Capital Fund IX, L.P. and Thomas H. Lee Equity Fund VI, L.P. have entered into or will enter into an agreement in the form attached hereto as Exhibit B, which will become effective as of the Effective Time and continue to be in full force and effect until terminated in accordance with terms thereof (the “Letter Termination Date”). The Parents agree that they will not terminate (other than pursuant to its terms), amend, supplement or otherwise modify such agreement without the prior written approval of the Stockholders.

7. Directors.

(a) Immediately following the Effective Time, the Board of Directors of New Holdco shall establish the size of the Board of Directors at twelve (12) members, one member of which shall be a United States citizen and be named by Highfields Management (which member shall be named to New Holdco’s nominating committee and will initially be Jonathon Jacobson) and one member of which shall be a United States citizen and shall be selected by New Holdco’s nominating committee after consultation with Highfields Management (which will initially be David Abrams) (these two directors shall hereinafter be referred to as the “Public Directors”). Until the date (the “Termination Date”) on which the Stockholders beneficially own (as defined under the Securities Exchange Act of 1934, as amended) less than 5% of the outstanding shares of voting securities of New Holdco issued as Stock Consideration to stockholders in connection with the Merger (“Required Percentage”), in connection with each election of Public Directors, New Holdco shall: (i) nominate as Public Directors one candidate who shall be a United States citizen and shall be selected by Highfields Management (which candidate will initially be Jonathon Jacobson) and one candidate who shall be a United States citizen and shall be selected by New Holdco’s nominating committee after consultation with Highfields Management (which candidate will initially be David Abrams), (ii) recommend the election of such candidates, (iii) solicit proxies for the election of such candidates, and (iv) to the extent authorized by stockholders granting proxies, vote the voting securities represented by all proxies granted by stockholders in connection with the solicitation of proxies by the Board for such meeting, in favor of such candidates. The Parents and their affiliates agree to vote all shares of voting securities which they own and which are eligible to vote for the election of the Public Directors in favor of such candidates’ election of the Public Directors.

(b) If a Public Director dies or is disabled such that he or she is rendered unable to serve on the Board prior to the Termination Date, a replacement shall be named in accordance with the provisions set forth in paragraph (a) above.

(c) Until the Termination Date, (i) New Holdco shall, subject to the New Holdco Board’s fiduciary duties, cause at least one Public Director to be appointed to each of the committees of the Board of New Holdco, and (ii) if the Public Director serving on any such committee shall cease to serve as a director of

New Holdco for any reason or otherwise is unable to fulfill his or her duties on any such committee, New Holdco, subject to the fiduciary duties of the New Holdco Board, shall cause the director to be succeeded by another Public Director.

(d) Notwithstanding the foregoing provisions, at no time may any of the foregoing actions be taken if, as a result of actions taken or of investments of the Stockholders, New Holdco or its affiliates would not be qualified under the Communications Act to control the Company FCC Licenses (as in effect on the date of such action) or such actions or investments would cause any other violations by New Holdco or its affiliates of the Communications Act or the FCC’s rules. Highfields Management is owned and controlled solely by U.S. persons.

(e) (i) Highfields Management acknowledges that, as a result of the rights granted under this Section 7, Highfields Management may be deemed to hold an attributable interest in New Holdco, the Company or their affiliates under the regulations of the Federal Communications Commission (“FCC”) pertaining to the ownership and operation of radio and television stations and daily newspapers of general circulation. In the event that it is determined that Highfields Management or any affiliate of Highfields Management holds an attributable interest in New Holdco, the Company or any of their affiliates as a result of the rights granted under Sections 7(a) and (b), then, unless Highfields Management and any such affiliate of Highfields Management promptly relinquish in writing the rights of Highfields Management under Sections 7(a) and (b) to the extent necessary to render non-attributable any interest of such party in New Holdco, the Company, or their affiliates or promptly take other measures to render any such interest non-attributable, Highfields Management and any such affiliate of Highfields Management shall furnish and certify promptly to New Holdco such information, or such additional information, as New Holdco may reasonably request and make, in cooperation with New Holdco, such filings with or disclosures to the FCC as are applicable to persons holding attributable interests in New Holdco, the Company or any of their affiliates.

(ii) Highfields Management represents (a) that, to the extent it may be deemed to hold an attributable interest in New Holdco, the Company or any of their affiliates, it is legally qualified to hold such an attributable interest in a broadcast licensee under FCC regulations and (b) that none of (i) Highfields Management, (ii) any person holding an attributable interest in or through Highfields Management, or (iii) any person nominated or designated by Highfields Management to serve on the Board of New Holdco holds or will hold either (A) any attributable interest in any radio or television station or daily newspaper of general circulation (other than in the radio and television stations owned by the Company) in any market in which New Holdco, the Company or any of their affiliates has any attributable media interest, or (B) any other media interest that New Holdco determines in good faith after good faith consultation with its FCC counsel and FCC counsel for Highfields Management, reasonably could be expected to impede or delay the ability of New Holdco, the Company or their affiliates to hold or acquire interests in radio or television stations or daily newspapers of general circulation or to obtain any regulatory approval necessary or appropriate for the consummation of the transactions described in the Agreement and Plan of Merger (the interests described in (A) and (B) immediately above being referred to hereafter as “Conflicting Interests.”) The terms “attributable,” “attributable interest,” “radio and television station,” “market” and “daily newspaper of general circulation” as used in this Agreement shall be construed consistent with 47 C.F.R. § 73.3555 (or any successor provision) of the regulations of the FCC and the notes thereto, as in effect from time to time. With respect to Highfields Management, the term “affiliate” shall include any person or entity controlling, controlled by or under common control with Highfields Management and shall also be deemed to include any Stockholder. In the event that Highfields Management, any person holding an attributable interest in or through Highfields Management, or any nominee or designee of Highfields Management to the Board of New Holdco holds or is anticipated to hold a Conflicting Interest, Highfields Management and its affiliates shall take Curative Action, as defined below. “Curative Action” means action promptly taken (but in any event within twenty (20) calendar days or such lesser period as may be necessary to avoid delay in obtaining necessary regulatory approvals) by which a party shall (A) divest or cause the divestiture of any Conflicting Interest, (B) render the Conflicting Interest non-attributable, (C) render any interest of such party in New Holdco, the Company, and their affiliates non-attributable, or (D) relinquish any rights under Sections 7(a) and (b) to the extent necessary to render non-attributable any interest of such party in New Holdco, the Company, or their affiliates.

(iii) If any affiliate of Highfields Management other than Highfields Management should be deemed to hold or anticipated to hold an attributable interest in New Holdco, the Company or any of their affiliates, Highfields Management and any such affiliate of Highfields Management shall immediately notify New Holdco and shall either

a. certify to New Holdco in writing (a) that such Highfields Management affiliate is legally qualified to hold such an attributable interest in a broadcast licensee under FCC regulations and (b) that none of (i) such Highfields Management affiliate or (ii) any person holding an attributable interest in or through such Highfields Management affiliate holds or will hold a Conflicting Interest; or

b. if Highfields Management and such Highfields Management affiliate are not able or do not elect so to certify, Highfields Management and its affiliate shall take Curative Action.

(iv) New Holdco shall cooperate with Highfields Management and any affiliate of Highfields Management, subject to their compliance with this Section 7(e), to minimize any request for information pursuant to Section 10.2 of the Certificate of Incorporation of New Holdco and shall consult in good faith with Highfields Management and any affiliate of Highfields Management from which any information may be sought to avoid any unnecessary burden in the obtaining of information necessary to fulfill responsibilities of New Holdco, the Company and their affiliates to monitor compliance and complete reports and other submissions as may be required from time to time by the FCC.

8. No Solicitation.  From and after the date hereof until the Expiration Date, each Stockholder and each of its affiliates will not solicit proxies or become a “participant” in any solicitation (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934) in opposition to the solicitation of proxies by the Company and the Parents for the Agreement and Plan of Merger. From and after the date hereof until the Expiration Date, in all public statements and public filings made with respect to the voting of the Covered Shares, each Stockholder and its affiliates will indicate that they are voting in favor of the Agreement and Plan of Merger and otherwise in accordance with Section 1 above.

9. Survival of Representations and Warranties.  The representations and warranties contained herein shall not be deemed waived or otherwise affected by any investigation made by the other parties hereto. Other than the representations and warranties set forth in Section 6(e) which shall expire on the Letter Termination Date, the representations and warranties contained herein shall expire with, and be terminated and extinguished upon, consummation of the Merger or termination of this Agreement in accordance with the terms hereof, but no party shall be relieved for prior breach thereof.

10. Specific Enforcement.  Each Stockholder has signed this Agreement intending to be legally bound thereby. Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against such Stockholder.

11. Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

12. No Waivers.  No waivers of any breach of this Agreement extended by New Holdco, Parents or Mergerco to the Stockholders shall be construed as a waiver of any rights or remedies of New Holdco, the Parents or Mergerco with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to shares of the Company held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

13. Entire Agreement.  This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof, including the Original Voting Agreement, and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

14. Notices.  All notices and other communications hereunder shall be in writing and shall be sufficient if sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section):

(i)  if to the Stockholders:

Highfields Capital Management
200 Clarendon Street
Boston, MA 02117
Attn: Joseph F. Mazzella
Phone: (617) 850-7500
Facsimile: (617) 850-7620

with a copy to:

Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
Attn: Joseph L. Johnson III
Phone: (617) 570-1633
Facsimile: (617) 523-1231

(ii)	if to the Parents, New Holdco or Mergerco to:

Bain Capital Partners, LLC
111 Huntington Avenue
Boston, MA 02199
Phone: (617) 516-2000
Fax: (617) 516-2010
Attention: John Connaughton

and

Thomas H. Lee Partners, L.P.
100 Federal Street
Boston, MA 02110
Phone: (617) 227-1050
Fax: (617) 227-3514
Attn: Scott Sperling

with a copy to:

Ropes & Gray LLP
One International Place
Boston, MA 02110
Phone: (617) 951-7000
Fax: (617) 951-7050
Attn: David C. Chapin

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice of other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

15. No Third Party Beneficiaries.  This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto.

16. Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that New Holdco and Mergerco may assign this Agreement to any direct or indirect wholly owned subsidiary of New Holdco or Mergerco, as the case may be, without the consent of the Stockholders (provided that New Holdco or Mergerco, as the case may be, shall remain liable for all of its obligations under this Agreement) and the Stockholders may assign this Agreement (other than the rights of Highfields Management under Section 7 hereof) in connection with any permitted transfer of shares hereunder (provided that the transferee agrees in writing to be bound by the terms of this Agreement). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, heirs, executors, administrators and other legal representatives, as the case may be.

17. Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

18. Interpretation.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No summary of this Agreement prepared by the parties shall affect in any way the meaning or interpretation of this Agreement.

19. Governing Law.  This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of New York without giving effect to any choice or conflict of laws provision or rule.

20. Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement.

Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 20.

21.  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

STOCKHOLDERS:

HIGHFIELDS CAPITAL I LP

By:	Highfields Associates LLC, its General Partner

By:	/s/ Joseph F. Mazzella
Name:     Joseph F. Mazzella

Title:	Authorized Signatory

HIGHFIELDS CAPITAL II LP

By: Highfields Associates LLC, its General Partner

By:	/s/ Joseph F. Mazzella
Name:     Joseph F. Mazzella

Title:	Authorized Signatory

HIGHFIELDS CAPITAL III LP

By: Highfields Associates LLC, its General Partner

By:	/s/ Joseph F. Mazzella
Name:     Joseph F. Mazzella

Title:	Authorized Signatory

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

By:	/s/ Joseph F. Mazzella
Name:     Joseph F. Mazzella

Title:	Managing Director

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By:	/s/ Scott Sperling
Name:     Scott Sperling

Title:	Co-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By:	/s/ John Connaughton
Name:     John Connaughton

Title:	Managing Director

T TRIPLE CROWN FINCO, LLC

By:	/s/ Scott Sperling
Name:     Scott Sperling

Title:	Co-President

NEW HOLDCO:

CC MEDIA HOLDINGS, INC.

By:	/s/ Scott Sperling
Name:     Scott Sperling

Title:	President

The undersigned parties are executing this Agreement solely to evidence their agreement, as follows: (a) to use their reasonable best efforts to cause Mergerco, the Parents and New Holdco to perform, in all material respects, their obligations set forth herein to be performed by them for so long as such obligations are in effect, and (b) to use their reasonable best efforts to prevent Mergerco, the Parents and New Holdco from taking any actions that would be inconsistent, in any material respect, with their performance of such obligations for so long as such obligations are in effect.

Bain Capital Fund IX, L.P.

By: Bain Capital Partners, IX, L.P., its General Partner
By: Bain Capital Investors, LLC, its General Partner

By:	/s/ John P. Connaughton
Name:     John P. Connaughton

Title:	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P.

By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner

By:	/s/ Scott M. Sperling
Name:     Scott M. Sperling

Title:	Co-President

ANNEX F

VOTING AGREEMENT

VOTING AGREEMENT (“Agreement”), dated as of May 13, 2008, by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), CC Media Holdings, Inc., a Delaware corporation formerly known as BT Triple Crown Capital Holdings III, Inc. (“New Holdco”), and Abrams Capital Partners I, LP, Abrams Capital Partners II. LP, Whitecrest Partners, LP, Abrams Capital International, Ltd. and Riva Capital Partners, LP (the “Stockholders”).

WHEREAS, on May 17, 2007, Mergerco, the Parents, New Holdco and Clear Channel Communications, Inc., a Texas corporation (the “Company”) entered into Amendment No. 2 to the Agreement and Plan of Merger, dated as of November 16, 2006 and initially amended on April 18, 2007, by and among Mergerco, the Parents and the Company (as amended thereby, the “May 2007 Agreement and Plan of Merger”), which among other things, (i) subject to the terms and conditions thereof, offered each shareholder of the Company the right to elect to receive in the Merger, for each share of common stock, par value $0.10 per share, of the Company (each, a “Common Share”), either cash in the amount of $39.20, or one share of voting common stock of New Holdco, and (ii) set forth certain other rights of the public holders of New Holdco’s common stock (the “Public Holders”) and certain terms and conditions under which New Holdco would operate;

WHEREAS, the May 2007 Agreement and Plan of Merger was approved and adopted by the Company’s shareholders on September 25, 2007 but subsequently became the subject of litigation with the lenders that committed to provide the debt financing required to consummate the Merger (the “Lenders”), and, as part of a settlement of the litigation, Mergerco, the Parents, New Holdco and the Company are concurrently herewith entering into an amendment to the May 2007 Agreement and Plan of Merger (as amended thereby, the “Agreement and Plan of Merger”) and a Settlement Agreement with the Lenders (the “Settlement Agreement”) that, among other things, reduces the amount of the Cash Consideration to $36.00, requires the Company’s shareholders to make new Elections and extends the Termination Date until December 31, 2008 and requires the Lenders and other parties to enter into agreements and to take steps to ensure the consummation of the Merger, subject to the approval of Company’s shareholders;

WHEREAS, in light of the changes to the May 2007 Agreement and Plan of Merger effected by such amendment, the Agreement and Plan of Merger must be adopted and approved by the Company’s shareholders in order to consummate the transactions contemplated thereby, including the Merger;

WHEREAS, the Stockholders in the aggregate beneficially own and have sole or shared (together with one or more of the other Stockholders or their affiliates) voting power with respect to 2,777,778 Common Shares (such Common Shares, together with any securities issued or exchanged with respect to such shares of common stock upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or any other change in the Company’s capital structure, the “Covered Shares”);

WHEREAS, in connection with the execution of the Agreement and Plan of Merger, the Parents have requested that the Stockholders execute and deliver this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Agreement and Plan of Merger.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt of which are hereby acknowledged the Stockholders, New Holdco, Mergerco and the Parents agree as follows:

1. Agreement to Vote.  Each Stockholder agrees that, prior to the Expiration Date (as defined below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company, with respect to the Merger, the Agreement and Plan of Merger or any Competing Proposal, Stockholder shall:

(a) appear at such meeting or otherwise cause the Covered Shares and any other Common Shares of which it has beneficial ownership as of the date of such meeting (“After Acquired Shares”) to be counted as present thereat for purposes of calculating a quorum; and

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted) in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all of the Covered Shares and any After Acquired Shares that such Stockholder shall be entitled to so vote, whether such Common Shares are beneficially owned by such Stockholder on the date of this Agreement or are subsequently acquired, (i) in favor of adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger; (ii) against any extraordinary corporate transaction (other than the Merger or pursuant to the Merger) or any Competing Proposal, or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Competing Proposal, and (iii) in favor of any proposal to adjourn a Shareholders’ Meeting which New Holdco and the Parents support.

2. Expiration Date.  As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the Effective Time; (ii) such date as the Agreement and Plan of Merger is terminated pursuant to Article VIII thereof; (iii) the termination of the Settlement Agreement by any party thereto in accordance with its terms, or the public disclosure by the Company in any report filed pursuant to the Securities Exchange Act of 1934, as amended, that any party to the Settlement Agreement has materially breached that agreement or that such Settlement Agreement has been terminated for any reason; or (iv) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided however, (i) Sections 7 and 10 through 20 shall survive any such expiration if the Effective Time shall have occurred, and (ii) such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to termination hereof.

3. Agreement to Retain Covered Shares; Voting Agreement Restrictions.  From and after the date hereof until, (A) in the case of clause (i) below, the Expiration Date, and (B) in the case of clause (ii) below, the earlier of (x) December 31, 2008 or (y) immediately after the vote is taken at a Special Meeting of shareholders of the Company (taking into account any postponements or adjournments thereof) for the purpose of approving the adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger, each of the Stockholders shall not, except as contemplated by this Agreement or the Agreement and Plan of Merger, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares and any After Acquired Shares or (ii) sell, transfer, assign, dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, the beneficial ownership of any Covered Shares. Notwithstanding the foregoing, each Stockholder may make a transfer (a) to other persons who are affiliated with the Stockholders subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of a Stockholder under, this Agreement, or (b) as the Parents may otherwise agree in writing in their sole discretion.

4. New Stock Election.  The Stockholders agree that, as a group, they shall make valid Stock Elections with respect to a total of not less than 2,777,778 of the Covered Shares in accordance with, and subject to, the terms and conditions applicable to Stock Elections under Section 3.01 of the Agreement and Plan of Merger.

5. Representations and Warranties of the Stockholders.  Each of the Stockholders hereby represents and warrants to New Holdco, Parents and Mergerco as follows:

(a) such Stockholder has the power and the right to enter into, deliver and perform the terms of this Agreement;

(b) this Agreement has been duly and validly executed and delivered by such Stockholder and (assuming this Agreement constitutes a valid and binding agreement of the Parents) is a legal, valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms

(except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c) the Stockholders beneficially own in the aggregate at least 2,777,778 Common Shares and have sole or shared, and otherwise unrestricted, voting power (together with one or more Stockholders or their affiliates) with respect to such Common Shares;

(d) no proceedings are pending which, if adversely determined, will have a material adverse effect on any ability to vote or dispose of any of the Covered Shares;

(e) the execution and delivery of this Agreement by such Stockholder do not, and the performance by the Stockholder of its obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a breach or default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder is bound, or any statute, rule or regulation to which the Stockholder is subject or, in the event that the Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Stockholder. Except as expressly contemplated hereby, the Stockholder is not a party to any voting agreement or voting trust relating to the Covered Shares or After Acquired Shares;

(f) such Stockholder acknowledges and confirms that (a) New Holdco, Parents and Mergerco may possess or hereafter come into possession of certain non-public information concerning the Covered Shares, After Acquired Shares and the Company which is not known to the Stockholder and which may be material to the Stockholder’s decision to vote in favor of the Merger (the “Excluded Information”), (b) the Stockholder has requested not to receive the Excluded Information and has determined to vote in favor of the Merger and sell the Covered Shares notwithstanding its lack of knowledge of the Excluded Information, and (c) New Holdco, the Parents and Mergerco shall have no liability or obligation to the Stockholder in connection with, and the Stockholder hereby waives and releases New Holdco, the Parents and Mergerco from, any claims which Stockholder or its successors and assigns may have against New Holdco, the Parents, Mergerco or their respective Affiliates (whether pursuant to applicable securities, laws or otherwise) with respect to the non-disclosure of the Excluded Information; and

(g) such Stockholder acknowledges and confirms that it has reviewed the Agreement and Plan of Merger, including without limitation, the three amendments thereto executed on or prior to the date hereof, and has had the opportunity to review such agreement with counsel and its other advisors.

6. Representations and Warranties of the Parents, Mergerco and New Holdco.  Each of the Parents, Mergerco and New Holdco hereby represents and warrants to the Stockholders as follows:

(a) each of the Parents, Mergerco and New Holdco has the power and the right to enter into, deliver and perform the terms of this Agreement;

(b) this Agreement has been duly and validly executed and delivered by the Parents, Mergerco and New Holdco and (assuming this Agreement constitutes a valid and binding agreement of the Stockholders) is a legal, valid and binding agreement with respect to the Parents, Mergerco and New Holdco, enforceable against each of the Parents, Mergerco and New Holdco in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles); and

(c) the Parents have heretofore cancelled, and will not accept or enter into, any subscription agreements or understandings to acquire equity securities of New Holdco from (a) any private investment funds that were stockholders of the Company and were not limited partners or shareholders of an investment fund managed by one of the Sponsors and (b) any other investment funds that (i) were, as of the date of execution of such agreement, stockholders of the Company, (ii) were not limited partners or shareholders in an investment fund managed by one of the Sponsors, and (iii) executed such agreements after January 31, 2007; provided, however, that the foregoing shall not apply to (x) the public employee benefit plan investor that has previously been specifically identified to one or more of the Stockholders, (y) subscription agreements executed by financing sources prior to January 31, 2007, or (z) the Amended and Restated Voting Agreement dated as of the date hereof by and among Mergerco, the Parents, New Holdco, Highfields Capital Management LP and the other named parties thereto (the “Highfields Agreement”). Such investment funds with such cancelled subscription agreements, to the extent that they continue to be stockholders of the Company, will be treated ratably with other public stockholders of the Company to the extent provided in the Agreement and Plan of Merger. The Parents, represent that, except for the Highfields Agreement they have not, and after the date of this Agreement, Parents will not, enter into any other arrangements or agreement with any such affected investment funds to acquire equity securities in New Holdco other than as provided for in the Agreement and Plan of Merger.

7. Certain FCC Matters

(a) Each Stockholder represents that (a) it is owned and controlled solely by U.S. persons, (b) that, to the extent it may be deemed to hold an attributable interest in New Holdco, the Company or any of their affiliates, it is legally qualified to hold such an attributable interest in a broadcast licensee under the regulations of the Federal Communication Commission (“FCC”) and (c) that none of (i) such Stockholder or (ii) any person holding an attributable interest in or through such Stockholder holds or will hold either (A) any attributable interest in any radio or television station or daily newspaper of general circulation (other than in the radio and television stations owned by the Company) in any market in which New Holdco, the Company or any of their affiliates has any attributable media interest, or (B) any other media interest that New Holdco determines in good faith after good faith consultation with its FCC counsel and FCC counsel for such Stockholder, reasonably could be expected to impede or delay the ability of New Holdco, the Company or their affiliates to hold or acquire interests in radio or television stations or daily newspapers of general circulation or to obtain any regulatory approval necessary or appropriate for the consummation of the transactions described in the Agreement and Plan of Merger (the interests described in (A) and (B) immediately above being referred to hereafter as “Conflicting Interests.”) The terms “attributable,” “attributable interest,” “radio and television station,” “market” and “daily newspaper of general circulation” as used in this Agreement shall be construed consistent with 47 C.F.R. § 73.3555 (or any successor provision) of the regulations of the FCC and the notes thereto, as in effect from time to time. For purposes of this Agreement, with respect to any Stockholder, the term “affiliate” shall include any person or entity controlling, controlled by or under common control with such Stockholder. In the event that a Stockholder or any person holding an attributable interest in or through such Stockholder holds or is anticipated to hold a Conflicting Interest, such Stockholder and its affiliates shall take Curative Action, as defined below. “Curative Action” means action promptly taken (but in any event within twenty (20) calendar days or such lesser period as may be necessary to avoid delay in obtaining necessary regulatory approvals) by which a party shall (A) divest or cause the divestiture of any Conflicting Interest, (B) render the Conflicting Interest non-attributable, or (C) render any interest of such party in New Holdco, the Company, and their affiliates non-attributable.

(b) If any affiliate of a Stockholder should be deemed to hold or anticipated to hold an attributable interest in New Holdco, the Company or any of their affiliates, such Stockholder and any such affiliate shall immediately notify New Holdco and shall either:

(i) certify to New Holdco in writing (a) that such affiliate is legally qualified to hold such an attributable interest in a broadcast licensee under FCC regulations and (b) that none of (i) such affiliate or (ii) any person holding an attributable interest in or through such affiliate holds or will hold a Conflicting Interest; or

(ii) if such Stockholders and such affiliate are not able or do not elect so to certify, such Stockholders and such affiliate shall take Curative Action.

(c) Each Stockholder shall furnish and certify promptly, and shall cause each of its affiliates to furnish and certify promptly, to New Holdco such information and additional information as New Holdco may reasonably request and make, in cooperation with New Holdco, such filings with or disclosures to the FCC as are applicable to persons holding attributable interests in New Holdco, the Company, or any of their affiliates. Without limiting any Stockholder’s obligations under the foregoing sentence and the other provisions of this

Section 7, New Holdco shall cooperate with the Stockholders and any affiliate of the Stockholders to minimize any request for information pursuant to Section 10.2 of the Certificate of Incorporation of New Holdco and shall consult in good faith with the Stockholders and any affiliate of the Stockholders from which any information may be sought to avoid any unnecessary burden in the obtaining of information necessary to fulfill responsibilities of New Holdco, the Company and their affiliates to monitor compliance and complete reports and other submissions as may be required from time to time by the FCC.

8. No Solicitation.  From and after the date hereof until the Expiration Date, each Stockholder and each of its affiliates will not solicit proxies or become a “participant” in any solicitation (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934) in opposition to the solicitation of proxies by the Company and the Parents for the Agreement and Plan of Merger. From and after the date hereof until the Expiration Date, in all public statements and public filings made with respect to the voting of the Covered Shares, each Stockholder and its affiliates will indicate that they are voting in favor of the Agreement and Plan of Merger and otherwise in accordance with Section 1 above.

9. Survival of Representations and Warranties.  The representations and warranties contained herein shall not be deemed waived or otherwise affected by any investigation made by the other parties hereto. The representations and warranties contained herein shall expire with, and be terminated and extinguished upon, consummation of the Merger or termination of this Agreement in accordance with the terms hereof, but no party shall be relieved for prior breach thereof.

10. Specific Enforcement.  Each Stockholder has signed this Agreement intending to be legally bound thereby. Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against such Stockholder.

11. Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

12. No Waivers.  No waivers of any breach of this Agreement extended by New Holdco, Parents or Mergerco to the Stockholders shall be construed as a waiver of any rights or remedies of New Holdco, the Parents or Mergerco with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to shares of the Company held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

13. Entire Agreement.  This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

14. Notices.  All notices and other communications hereunder shall be in writing and shall be sufficient if sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section):

(i) if to the Stockholders to:

Abrams Capital, LLC
222 Berkeley Street
Boston, MA 02116
Phone: (617) 646-6100
Fax: (617) 646-6150

Attn:	David Abrams (dabrams@abramscapital.com)
Bill Wall (bwall@abramscapital.com)

(ii) if to the Parents, New Holdco or Mergerco to:

Bain Capital Partners, LLC
111 Huntington Avenue
Boston, MA 02199
Phone: (617) 516-2000
Fax: (617) 516-2010
Attn: John Connaughton

and

Thomas H. Lee Partners, L.P.
100 Federal Street
Boston, MA 02110
Phone: (617) 227-1050
Fax: (617) 227-3514
Attn: Scott Sperling

with a copy to:

Ropes & Gray LLP
One International Place
Boston, MA 02110
Phone: (617) 951-7000
Fax: (617) 951-7050
Attn: David C. Chapin

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice of other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

15. No Third Party Beneficiaries.  This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto.

16. Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that New Holdco and Mergerco may assign this Agreement to any direct or indirect wholly owned subsidiary of New Holdco or Mergerco, as the case may be, without the consent of the Stockholders (provided that New Holdco or Mergerco, as the case may be, shall remain liable for all of its obligations under this Agreement) and the Stockholders may assign this Agreement in connection with any permitted transfer of shares hereunder (provided that the transferee agrees in writing to be bound by the terms of this Agreement). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, heirs, executors, administrators and other legal representatives, as the case may be.

17. Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

18. Interpretation.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No summary of this Agreement prepared by the parties shall affect in any way the meaning or interpretation of this Agreement.

19. Governing Law.  This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of New York without giving effect to any choice or conflict of laws provision or rule.

20. Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 20.

21. Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

STOCKHOLDERS:

ABRAMS CAPITAL PARTNERS I, LP

By:	Pamet Capital Management, LP, its investment advisor
By:	Pamet Capital Management, LLC, its general partner

By:	/s/ David Abrams
Name:     David Abrams

Title:	Managing Member

ABRAMS CAPITAL PARTNERS II, LP

By:	Pamet Capital Management, LP, its investment advisor
By:	Pamet Capital Management, LLC, its general partner

By:	/s/ David Abrams
Name:     David Abrams

Title:	Managing Member

WHITECREST PARTNERS, LP

By:	Pamet Capital Management, LP, its investment advisor
By:	Pamet Capital Management, LLC, its general partner

By:	/s/ David Abrams
Name:     David Abrams

Title:	Managing Member

ABRAMS CAPITAL INTERNATIONAL, LTD.

By:	Pamet Capital Management, LP, its investment advisor
By:	Pamet Capital Management, LLC, its general partner

By:	/s/ David Abrams
Name:     David Abrams

Title:	Managing Member

RIVA CAPITAL PARTNERS, LP

By:	Abrams Capital Management, LLC, its investment adviser

By:	/s/ David Abrams
Name:     David Abrams

Title:	Managing Member

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By:	/s/ Scott Sperling
Name:     Scott Sperling

Title:	Co-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By:	/s/ John Connaughton
Name:     John Connaughton

Title:	Managing Director

T TRIPLE CROWN FINCO, LLC

By:	/s/ Scott Sperling
Name:     Scott Sperling

Title:	Co-President

NEW HOLDCO:

CC MEDIA HOLDINGS, INC.

By:	/s/ Scott Sperling
Name:     Scott Sperling

Title:	President

ANNEX G

PERSONAL AND CONFIDENTIAL

May 13, 2008

Board of Directors
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, TX 78209

Madame and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of Public Shares (as defined in the Agreement (as defined below)) of the $36.00 in cash per Public Share (the “Cash Consideration”) that holders of Public Shares can elect to receive pursuant to the Agreement and Plan of Merger, dated as of November 16, 2006 (the “Original Agreement”), by and among BT Triple Crown Merger Co., Inc., an affiliate of Bain Capital Partners, LLC (“Bain”) and Thomas H. Lee Partners, L.P. (“THLee” and, together with Bain, the “Investors”), B Triple Crown Finco, LLC, an affiliate of Bain, T Triple Crown Finco, LLC, an affiliate of THLee, CC Media Holdings, Inc., formerly known as BT Triple Crown Capital Holdings III, Inc. (the “New Holdco”), and Clear Channel Communications, Inc. (the “Company”), as amended by Amendment No. 1 thereto, dated as of April 18, 2007, and Amendment No. 2 thereto, dated as of May 17, 2007 (the “Amended Agreement”), and as further amended by Amendment No. 3 to the Amended Agreement, dated as of May 13, 2008 (“Amendment No. 3”, and together with the Amended Agreement, the “Agreement”). We understand that holders of Public Shares may elect to receive one share of Class A common stock, par value $0.001 per share (“New Holdco Class A Common Stock”), of New Holdco in lieu of the Cash Consideration, subject to proration as set forth in the Agreement, and as to which we express no opinion, such that the maximum aggregate number of Public Shares to be converted into the right to receive New Holdco Class A Common Stock shall not exceed 30% of the total number of shares of capital stock of New Holdco outstanding as of the closing date of the merger contemplated by the Agreement (the “Merger”) after giving effect to the Merger and the conversion of shares contemplated by the Agreement. We also understand that, if a sufficient number of New Holdco Class A Common Stock share elections are not made, holders of Public Shares that elect Cash Consideration would be required to receive in lieu of up to $1.00 of the Cash Consideration, shares of New Holdco Class A Common Stock. We further understand that under the Agreement, if the Effective Time (as defined in the Agreement) occurs after November 1, 2008, the holders of Public Shares will also receive the Additional Per Share Consideration (as defined in the Agreement) in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company and its affiliates and each of the Investors and their respective affiliates and portfolio companies, may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company and the respective affiliates and portfolio companies of each of the Investors for their own account and for the accounts of their customers. Affiliates of Goldman, Sachs & Co. have co-invested with each of the Investors and their respective affiliates from time to time and such affiliates of Goldman, Sachs & Co. have invested and may invest in the future in limited partnership units of affiliates of each of the Investors. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, at the request of the Board of Directors of the Company, Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., made available a financing package to the Investors in connection with the Original Agreement. We also have provided and are currently providing certain investment banking and other financial services to the Company and its affiliates, including having acted as global coordinator and senior bookrunning manager in connection with the initial public offering of 35,000,000 shares of Class A common stock, par value $0.01 per share (“Outdoor Class A Common Stock”), of Clear Channel Outdoor Holdings, Inc., a subsidiary of the Company (“Outdoor”), in November 2005, as financial advisor to the Company in connection with the spin-off of Live Nation, Inc., a former subsidiary of the Company, in December 2005, and as financial advisor to the Company in connection with the sale of the Company’s television assets in March 2008.

We have provided and are currently providing certain investment banking and other financial services to THLee and its affiliates and portfolio companies, including having acted as financial advisor to Houghton Mifflin Holding Company, Inc., a former portfolio company of THLee, in connection with its sale in December 2006, as joint lead arranger and joint bookrunner in connection with senior secured credit facilities (aggregate principal amount $5,000,000,000) in connection with the acquisition of Aramark Corporation by THLee acting together with a consortium of private equity companies and management in January 2007, and as joint lead arranger and joint bookrunner in connection with senior secured credit facilities (aggregate principal amount $1,600,000,000) of Spectrum Brands, Inc., a portfolio company of THLee, in April 2007. We have provided and are currently providing certain investment banking and other financial services to Bain and its affiliates and portfolio companies, including having acted as lead arranger in connection with the leveraged recapitalization of Brenntag AG, a former portfolio company of Bain (“Brenntag”), in January 2006, as co-financial advisor to Brenntag in connection with its sale in September 2006, and as financial advisor to Houghton Mifflin Holding Company, Inc., a former portfolio company of Bain, in connection with its sale in December 2006; and having entered into financing commitments to provide financing to an affiliate of Bain in connection with its acquisition of Bright Horizons Family Solutions, Inc. in January 2008.

We also may provide investment banking and other financial services to the Company and its affiliates and each of the Investors and their respective affiliates and portfolio companies in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2007 and for Outdoor for the three years ended December 31, 2007; Outdoor’s Registration Statement on Form S-1, including the prospectus contained therein, dated November 10, 2005, relating to the Outdoor Class A Common Stock; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and Outdoor; certain other communications from the Company and Outdoor to their respective shareholders; and certain internal financial analyses and forecasts for the Company prepared by the management of the Company and approved for our use by the Company, which included financial analyses and forecasts for Outdoor (the “Forecasts”). We also have held discussions with members of the senior managements of the Company and Outdoor regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and Outdoor. In addition, we have reviewed the reported price and trading activity for the common stock, par value $0.10 per share (“Company Common Stock”), of the Company and the Outdoor Class A Common Stock, compared certain financial and stock market information for the Company and Outdoor with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the broadcasting and outdoor advertising industries specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, regulatory, tax and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have also assumed, with your consent, that the transaction contemplated by the Amended Agreement may not be consummated as the Company may not be able to enforce the terms of the Amended Agreement through litigation or otherwise. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Outdoor or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transaction that might be available to the Company. This opinion addresses only the fairness from a financial point of view to the holders of Public Shares, as of the date hereof, of the Cash Consideration to be received by such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the parties’ respective rights and obligations under the Amended Agreement, the decision of the Company to enter into Amendment No. 3. the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Cash Consideration to be received by holders of Public Shares pursuant to the Agreement or otherwise. We express no opinion as to the impact of the Transaction on the solvency or viability of New Holdco or the ability of New Holdco to pay its obligations when they become due. We express no opinion as to the value that the Company may recover in the event that it proceeds with its existing suit against the banks that have agreed to provide financing commitments for the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote or make any election with respect to such Transaction. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

We are not expressing any opinion herein as to the value of the New Holdco Class A Common Stock or the prices at which the New Holdco Class A Common Stock may trade if and when they are issued or whether any market would develop for the New Holdco Class A Common Stock.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received by the holders of Public Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX H

ARTICLE 5.11 — 5.13 OF THE TEXAS BUSINESS CORPORATION ACT

Art.  5.11. RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF CERTAIN CORPORATE ACTIONS.

A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

(1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

(2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

(3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

(1) the shares, or depository receipts in respect of the shares, held by the shareholder are part of a class or series, shares, or depository receipts in respect of the shares, of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

(a) listed on a national securities exchange;

(b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(c) held of record by not less than 2,000 holders;

(2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

(3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder’s shares any consideration other than:

(a) shares, or depository receipts in respect of the shares, of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares, or depository receipts in respect of the shares, of which are:

(i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

(ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(iii) held of record by not less than 2,000 holders;

(b) cash in lieu of fractional shares otherwise entitled to be received; or

(c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

Art.  5.12. PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS.

A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

(1)(a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder’s right to dissent will be exercised if the action is effective and giving the shareholder’s address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. In computing the fair value of the shares under this article, consideration must be given to the value of the corporation as a going concern without including in the computation of value any control premium, any minority discount, or any discount for lack of marketability. If the corporation has different classes or series of shares, the relative rights and preferences of and limitations placed on the class or series of shares, other than relative voting rights, held by the dissenting shareholder must be taken into account in the computation of value. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

(b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder’s right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

(2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

(3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder’s shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

Art.  5.13. PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS.

A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder’s rights under Articles 5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder’s rights under Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

H-4